As filed with the Securities and Exchange Commission on August 31, 2018
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

APRICUS BIOSCIENCES, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	87-0449967 (I.R.S. Employer Identification Number)
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130
(858) 222-8041
(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard W. Pascoe
Chief Executive Officer & Secretary
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130
(858) 222-8041
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cheston J. Larson, Esq. Matthew T. Bush, Esq. Anthony A. Gostanian, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, California 92130 (858) 523-5400	Raj Mehra, Ph.D. Seelos Therapeutics, Inc. 209 Lukes Wood Road New Canaan, CT 06840 (646) 998-6475	Jeffrey T. Hartlin, Esq. Samantha Eldredge, Esq. Paul Hastings LLP 1117 S. California Avenue Palo Alto, CA 94304 (650) 320-1800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common stock, $0.001 par value per share	5,070,792	N/A	$12,607,000	$1,570

(1)
Relates to common stock, $0.001 par value per share, of Apricus Biosciences, Inc., a Nevada corporation (“Apricus”), issuable to holders of common stock, $0.00001 par value per share, and options to purchase common stock, of Seelos Therapeutics, Inc., a Delaware corporation (“Seelos”), in the proposed merger of Arch Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Apricus, with and into Seelos (the “merger”). The amount of Apricus common stock to be registered is based on the estimated number of shares of Apricus common stock that are expected to be issued pursuant to the merger, after taking into account an assumed investment of approximately $15.0 million in Seelos which is expected to occur following the date hereof and prior to or concurrently with the consummation of the merger and the effect of a reverse stock split of Apricus common stock, at a ratio of one post-split share for every 31.4834 shares outstanding immediately prior to the reverse stock split, assuming an exchange ratio of 31.4834 shares of pre-reverse stock split Apricus common stock for each outstanding share of Seelos common stock and for each option exercisable for shares of Seelos common stock.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) of the Securities Act of 1933, as amended, based upon the estimated book value of the Seelos securities to be exchanged in the merger, as of immediately prior to the merger (which such calculation takes into effect an assumed investment of approximately $15.0 million in Seelos which is expected to occur following the date hereof and prior to or concurrently with the consummation of the merger). Seelos is a private company, and no market exists for its securities.

(3)	This fee has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Apricus may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated August 31, 2018
PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Apricus Biosciences, Inc. and Seelos Therapeutics, Inc.:
Apricus Biosciences, Inc. (“Apricus”) and Seelos Therapeutics, Inc. (“Seelos”) have entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which a wholly owned subsidiary of Apricus will merge with and into Seelos, with Seelos surviving as a wholly owned subsidiary of Apricus (the “merger”). The merger will result in a clinical-stage biopharmaceutical company focused on the development and advancement of novel therapeutics to address unmet medical needs for the benefit of patients with central nervous system (“CNS”) disorders.
At the effective time of the merger, each share of common stock of Seelos, $0.00001 par value (“Seelos common stock”) will be converted into the right to receive approximately 31.4834 shares of Apricus common stock, subject to adjustment to account for a reverse stock split of Apricus common stock to be implemented prior to the consummation of the merger as discussed in this proxy statement/prospectus/information statement. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement. Apricus will assume outstanding and unexercised options to purchase shares of Seelos common stock, and they will be converted into options to purchase shares of Apricus common stock. Apricus’ stockholders will continue to own and hold their existing shares of Apricus common stock, the vesting of all outstanding and unexercised options to purchase shares of Apricus common stock will be accelerated in full as of immediately prior to the closing of the merger, all outstanding restricted stock units of Apricus will be accelerated in full and net settled and all outstanding and unexercised warrants to purchase shares of Apricus common stock will otherwise remain in effect pursuant to their terms. Immediately after the merger, current stockholders, optionholders, and noteholders of Seelos will own, or hold rights to acquire, approximately 86% of the fully-diluted common stock of Apricus, which for these purposes is defined as the outstanding common stock of Apricus, plus restricted stock units and “in the money” options and warrants of Apricus, assuming that all “in the money” options and warrants of Apricus outstanding immediately prior to the merger are exercised on a cashless basis immediately prior to the closing of the merger (the “Fully-Diluted Common Stock of Apricus”), with Apricus’ current stockholders, optionholders, restricted stock unit holders and warrantholders owning, or holding rights to acquire, approximately 14% of the Fully-Diluted Common Stock of Apricus. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the exchange ratio to the extent that Apricus’ net cash at the effective time of the merger is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the exchange ratio to the extent that Apricus’ net cash at the effective time of the merger is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
Shares of Apricus common stock are currently listed on the Nasdaq Capital Market under the symbol “APRI.” Prior to consummation of the merger, Apricus intends to file an initial listing application with the Nasdaq Capital Market ("Nasdaq") pursuant to Nasdaq’s “reverse merger” rules. After completion of the merger, Apricus will be renamed “Seelos Therapeutics, Inc.” and expects to trade on Nasdaq under the symbol “SEEL.” On August 30, 2018, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Apricus common stock on the Nasdaq Capital Market was $0.33 per share.
Apricus is holding a special meeting of stockholders in order to obtain the stockholder approvals required pursuant to the terms of the Merger Agreement, or necessary under Nevada law, in order to complete the merger and related matters. At the Apricus special meeting, which will be held at , Pacific time, on , 2018 at Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, unless postponed or adjourned to a later date, Apricus will ask its stockholders to, among other things:

1.	approve the Merger Agreement and thereby approve the transactions contemplated thereby, including the merger and the issuance of Apricus common stock to Seelos’ stockholders;

2.	approve a reverse stock split of Apricus common stock, at a ratio of one post-split share for every shares outstanding immediately prior to the reverse stock split;

3.
approve an amendment to Apricus’ amended and restated articles of incorporation changing the Apricus corporate name to “Seelos Therapeutics, Inc.,” each as described in the accompanying proxy statement/prospectus/information statement;

4.
approve an amendment and restatement of the Apricus 2012 Stock Long Term Incentive Plan (“2012 Plan”) to, among other things, increase the total number of shares of Apricus common stock currently available for issuance under the 2012 Plan by 9.2 million shares, prior to giving effect to the reverse split to be effected in connection with the merger;

5.	approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger;

6.	consider and vote upon an adjournment of the special meeting of stockholders, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2; and

7.	transact such other business as may properly come before the Apricus special meeting or any adjournment or postponement thereof.
As described in the accompanying proxy statement/prospectus/information statement, Raj Mehra, Ph.D., Chairman, Founder and Chief Executive Officer of Seelos, who owns 100% of the outstanding shares of Seelos common stock (excluding options and notes convertible into common stock upon the closing of the transaction), and certain of Apricus’ stockholders who in the aggregate own less than 1% of the outstanding shares of Apricus common stock, are parties to support agreements with Apricus and Seelos, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the approval of the transactions contemplated therein, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to the conditions of the Merger Agreement and the support agreements, Dr. Mehra will execute an action by written consent of Seelos’ stockholders, referred to as the written consent, adopting the Merger Agreement, thereby approving the transactions contemplated therein, including the merger. Therefore, holders of a sufficient number of shares of Seelos common stock required to adopt the Merger Agreement will adopt the Merger Agreement, and no meeting of Seelos’ stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held.
After careful consideration, each of Apricus’ and Seelos’ boards of directors have (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Apricus or Seelos, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. Apricus’ board of directors recommends that Apricus’ stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/information statement, and Seelos’ board of directors recommends that Seelos’ stockholders sign and return the written consent indicating their approval of the merger and adoption of the Merger Agreement and the transactions contemplated therein.
More information about Apricus, Seelos and the proposed transaction is contained in this proxy statement/prospectus/information statement. Apricus and Seelos urge you to read the accompanying proxy statement/prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26.
Apricus and Seelos are excited about the opportunities the merger brings to both Apricus’ and Seelos’ stockholders, and thank you for your consideration and continued support.

Richard Pascoe	Raj Mehra, Ph.D.
Chief Executive Officer	Chairman, Founder and Chief Executive Officer
Apricus Biosciences, Inc.	Seelos Therapeutics, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus/information statement is dated , 2018, and is first being mailed to Apricus’ and Seelos’ stockholders on or about , 2018.

APRICUS BIOSCIENCES, INC.
11975 El Camino Real, Suite 300
San Diego, California 92130
(858) 222-8041
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON , 2018
Dear Stockholders of Apricus:
On behalf of the board of directors of Apricus Biosciences, Inc., a Nevada corporation (“Apricus”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between Apricus and Seelos Therapeutics, Inc., a Delaware corporation (“Seelos”), pursuant to which Arch Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Apricus (“Merger Sub”), will merge with and into Seelos, with Seelos surviving as a wholly owned subsidiary of Apricus. The special meeting of stockholders of Apricus will be held on , 2018 at a.m., Pacific time, at Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, for the following purposes:

1.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of July 30, 2018 (the “Merger Agreement”), by and among Apricus, Merger Sub, and Seelos, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders pursuant to the terms of the Merger Agreement.

2.	To approve a reverse stock split of Apricus common stock, at a ratio of one post-split share for every shares outstanding immediately prior to the reverse stock split.

3.
To approve an amendment to the amended and restated articles of incorporation of Apricus to change the corporate name of Apricus from “Apricus Biosciences, Inc.” to “Seelos Therapeutics, Inc.” in the form attached as Annex C to this proxy statement/prospectus/information statement.

4.
To approve an amendment and restatement of the Apricus 2012 Stock Long Term Incentive Plan (the “2012 Plan”) to, among other things, increase the total number of shares of Apricus common stock currently available for issuance under the 2012 Plan by 9.2 million shares, prior to giving effect to the reverse split to be effected in connection with the merger, in the form attached as Annex D to this proxy statement/prospectus/information statement.

5.	To approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger.

6.	To consider and vote upon an adjournment of the Apricus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

7.	To transact such other business as may properly come before the Apricus special meeting or any adjournment or postponement thereof.
Apricus’ board of directors has fixed , 2018, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Apricus special meeting and any adjournment or postponement thereof. Only holders of record of shares of Apricus common stock at the close of business on the record date are entitled to notice of, and to vote at, the Apricus special meeting. At the close of business on the record date, Apricus had shares of common stock outstanding and entitled to vote. This proxy statement/prospectus/information statement is first being mailed to Apricus’ stockholders on or about , 2018.
Your vote is important. The affirmative vote of the holders of a majority of the shares of Apricus common stock outstanding as of the record date is required for approval of Proposal Nos. 2 and 3. Each of Proposal Nos. 1 and 2 is conditioned upon the other. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. The affirmative vote of the holders of a majority of the votes cast is required for approval of Proposal Nos. 1, 4, 5 and 6. Proposal Nos. 3 and 4 are conditioned upon the consummation of the merger via approval of Proposal Nos. 1 and 2.

Even if you plan to attend the Apricus special meeting in person, Apricus requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Apricus special meeting if you are unable to attend.

By Order of Apricus’ Board of Directors,

Richard Pascoe
Chief Executive Officer
San Diego, California
, 2018

APRICUS’ BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, APRICUS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. APRICUS’ BOARD OF DIRECTORS RECOMMENDS THAT APRICUS’ STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus/information statement incorporates important business and financial information about Apricus that is not included in or delivered with this document. You may obtain this information without charge through the SEC, website (www.sec.gov) or upon your written or oral request by contacting Secretary of Apricus Biosciences, Inc., 11975 El Camino Real, Suite 300, San Diego, California, 92130 or at (858) 222-8041. Please make your request no later than , 2018 to facilitate timely delivery.
To ensure timely delivery of these documents, any request should be made no later than , 2018 to receive them before the special meeting.
For additional details about where you can find information about Apricus, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

ANNEX B GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING APPRAISAL RIGHTS	-1
ANNEX C APRICUS CERTIFICATE OF AMENDMENT REGARDING NAME CHANGE	-1
ANNEX D AMENDED AND RESTATED APRICUS 2012 STOCK LONG TERM INCENTIVE PLAN	D-1
PART II INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT	-II

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed 1: reverse stock split described in Proposal No. 2 in this proxy statement/prospectus/information statement (the “Apricus Reverse Stock Split”).
The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:    What is the merger?

A:
Apricus Biosciences, Inc. (“Apricus”) and Seelos Therapeutics, Inc. (“Seelos”) have entered into an Agreement and Plan of Merger and Reorganization, dated as of July 30, 2018 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of Apricus and Seelos. Under the Merger Agreement, Arch Merger Sub, Inc., a wholly owned subsidiary of Apricus (“Merger Sub”), will merge with and into Seelos, with Seelos surviving as a wholly owned subsidiary of Apricus. This transaction is referred to as “the merger.”

At the effective time of the merger (the “Effective Time”), each share of Seelos’ common stock outstanding immediately prior to the Effective Time (excluding shares held by Seelos stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Appraisal Rights” below) will be converted into the right to receive approximately 31.4834 shares of Apricus common stock, subject to adjustment to account for the Apricus Reverse Stock Split. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in the attached proxy statement/prospectus/information statement. As a result of the merger, current holders of Seelos’ common stock (and holders of Seelos’ convertible notes which will be converted into shares of Seelos common stock) and options to purchase Seelos common stock are expected to own, or hold rights to acquire, in the aggregate approximately 86% of the fully-diluted common stock of Apricus, which for these purposes is defined as the outstanding common stock of Apricus, plus restricted stock units and “in the money” options and warrants of Apricus, assuming that all “in the money” options and warrants of Apricus outstanding immediately prior to the merger are exercised on a cashless basis immediately prior to the closing of the merger (the “Fully-Diluted Common Stock of Apricus”) and Apricus’ current stockholders, optionholders, restricted stock unit holders and warrantholders are expected to own, or hold rights to acquire, in the aggregate approximately 14% of the Fully-Diluted Common Stock of Apricus and, in each case, following the Effective Time. These estimates are subject to adjustment prior to the closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
After the completion of the merger, Apricus will change its corporate name to “Seelos Therapeutics, Inc.” as required by the Merger Agreement (the “Apricus Name Change”).
Q:    What will happen to Apricus if, for any reason, the merger does not close?

A:
If, for any reason, the merger does not close, Apricus’ board of directors may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Apricus, resume its research and development activities and continue to operate the business of Apricus or dissolve and liquidate its assets. If Apricus decides to dissolve and liquidate its assets, Apricus would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left to distribute to stockholders after paying the debts and other obligations of Apricus and setting aside funds for reserves.
If Apricus were to continue its business, it would need to raise a substantial amount of cash to fund ongoing operations and future development activities for its product candidates.
Q:    Why are the two companies proposing to merge?

A:
The merger will result in a clinical-stage biopharmaceutical company focused on the development and advancement of novel therapeutics to address unmet medical needs for the benefit of patients with central nervous system (CNS) disorders. Apricus and Seelos believe that the combined organization will benefit from a late-stage product development portfolio and an experienced management team. For a discussion of Apricus’ and Seelos’ reasons for the merger, please see the section entitled “The Merger—Apricus Reasons for the Merger” and “The Merger—Seelos Reasons for the Merger” in this proxy statement/prospectus/information statement.

Q:    Why am I receiving this proxy statement/prospectus/information statement?

A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of Apricus or of Seelos as of the applicable record date. If you are a stockholder of Apricus, you are entitled to vote at Apricus’ special stockholder meeting (referred to herein as the “Apricus special meeting”), which has been called for the purpose of approving the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock pursuant to the Merger Agreement. If you are a stockholder of Seelos, you are entitled to sign and return the Seelos written consent to adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger. This document serves as:

•	a proxy statement of Apricus used to solicit proxies for the Apricus special meeting;

•	a prospectus of Apricus used to offer shares of Apricus common stock in exchange for shares of Seelos’ capital stock in the merger and issuable upon exercise of Seelos’ options, as applicable; and

•	an information statement of Seelos used to solicit the written consent of its stockholders for the adoption of the Merger Agreement and the approval of the merger and related transactions.
Q:    What is required to consummate the merger?

A:
To consummate the merger, Apricus’ stockholders must approve the issuance of Apricus common stock pursuant to the Merger Agreement and the Apricus Reverse Stock Split, and Seelos’ stockholders must adopt the Merger Agreement and, thereby, approve the merger and the other transactions contemplated therein.

The approval of the merger and the issuance of Apricus common stock pursuant to the Merger Agreement by Apricus’ stockholders requires the affirmative vote of a majority of the votes cast at the Apricus special meeting by holders of shares of Apricus’ outstanding common stock having voting power and present in person or represented by proxy at the Apricus special meeting. The approval of the Apricus Reverse Stock Split and the amendment to the amended and restated articles of incorporation of Apricus to effect the Apricus Name Change each require the affirmative vote of the holders of a majority of the shares of Apricus common stock outstanding on the record date for the Apricus special meeting. The approval of the Apricus Reverse Stock Split is required in order to provide for sufficient authorized Apricus common stock to permit Apricus’ issuance of the shares of its common stock pursuant to the Merger Agreement and avoid a delisting of Apricus common stock from the Nasdaq. Therefore, if the requisite stockholders of Apricus approve the merger and the issuance of Apricus common stock pursuant to the Merger Agreement but do not approve the Apricus Reverse Stock Split, the merger will not be consummated.

The adoption of the Merger Agreement and the approval of the merger and related transactions by Seelos’ stockholders requires the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Seelos’ common stock.
Raj Mehra, Ph.D., Chairman, Founder and Chief Executive Officer of Seelos, who currently owns 100% of the outstanding shares of Seelos’ capital stock (excluding options and notes convertible into common stock upon the closing of the transaction), and certain of Apricus’ stockholders who in the aggregate own less than 1% of the outstanding shares of Apricus common stock, are parties to support agreements with Apricus and Seelos, respectively, whereby such stockholders have agreed, subject to the terms of the support agreements, to vote their shares in favor of the adoption or approval, as applicable, of the Merger Agreement and the transactions contemplated therein, including the merger and the issuance of Apricus common stock to Seelos’ stockholders pursuant to the Merger Agreement. In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, Dr. Mehra will execute a written consent approving the merger and related transactions. Therefore, holders of a sufficient number of shares of Seelos common stock required to adopt the Merger Agreement will, pursuant to the applicable support agreement, adopt the Merger Agreement, and no meeting of Seelos’ stockholders to adopt the Merger Agreement and approve the merger and related transactions will be held.
In addition to the requirement of obtaining the stockholder approvals described above and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, Apricus and Seelos urge you to read the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.
Q:    What proposals are to be voted on at the Apricus special meeting, other than the merger proposals required in connection with the merger?

A:
At the Apricus special meeting, the holders of Apricus common stock will also be asked to consider the following proposals, along with any other business that may properly come before the Apricus special meeting or any adjournment or postponement thereof:

•	Proposal No. 3 to approve an amendment to Apricus’ amended and restated articles of incorporation changing the Apricus corporate name to “Seelos Therapeutics, Inc.”;

•
Proposal No. 4 to approve an amendment and restatement of the Apricus 2012 Stock Long Term Incentive Plan (the “2012 Plan”) to, among other things, increase the total number of shares of Apricus common stock currently available for issuance under the 2012 Plan by 9.2 million shares, prior to giving effect to the Apricus Reverse Stock Split to be effected in connection with the merger, in the form attached as Annex D to this proxy statement/prospectus/information statement;

•	Proposal No. 5 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger; and

•	Proposal No. 6 to approve an adjournment of the Apricus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.
The approval of Proposal Nos. 3, 4, 5 and 6 are not conditions to the merger. The approval of advisory Proposal No. 5 is not binding on the Apricus board of directors. Proposal Nos. 3 and 4 are each conditioned upon the consummation of the merger via the approval of Proposal Nos. 1 and 2. If the merger is not completed or the stockholders do not approve Proposal No. 3, the change of Apricus’ name will not become effective. If the merger is not completed or the stockholders do not approve Proposal No. 4, the amendment and restatement of the 2012 Plan will not become effective. Proposal Nos. 1 and 2 are not conditioned upon either Proposal No. 3 or Proposal No. 4 being approved. All of such proposals, together with the merger proposals, are referred to collectively in this proxy statement/prospectus/information statement as the proposals.

Q:    What vote is required to approve each of the proposals at the Apricus special meeting?

A:
The affirmative vote of a majority of the votes cast in person or by proxy at the Apricus special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 4, 5 and 6. The affirmative vote of the holders of a majority of the outstanding shares of Apricus common stock entitled to vote at the Apricus special meeting is required for approval of Proposal Nos. 2 and 3.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes, if any, will not be considered votes cast at the Apricus special meeting and will therefore not have any effect with respect to Proposal Nos. 1, 4, 5, and 6. Abstentions and broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3.
Q:    What will Seelos’ stockholders and optionholders receive in the merger?

A:
As a result of the merger, Seelos’ stockholders and optionholders will become entitled to receive shares, or rights to acquire shares, of Apricus common stock equal to, in the aggregate, approximately 86% of the Fully-Diluted Common Stock of Apricus. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.

At the closing of the merger, Seelos optionholders will have their Seelos options converted into options to purchase shares of Apricus common stock, with the number of shares of Apricus common stock subject to such option, and the exercise price, being appropriately adjusted to reflect the exchange ratio between Apricus common stock and Seelos common stock determined in accordance with the Merger Agreement.
For a more complete description of what Seelos’ stockholders, warrantholders and optionholders will receive in the merger, please see the section entitled “The Merger Agreement—Merger Consideration” in this proxy statement/prospectus/information statement.
Q:    Who will be the directors of Apricus following the merger?

A:
In connection with the merger, Apricus’ board of directors will be reduced to a total of five directors. Pursuant to the terms of the Merger Agreement, four of such directors will be designated by Seelos and one of such directors will be designated by Apricus. It is anticipated that, following the closing of the merger, Apricus’ board of directors will be constituted as follows:

Name	Current Principal Affiliation
Raj Mehra, Ph.D.	Seelos, Chairman, Founder & Chief Executive Officer
Richard Pascoe	Apricus, Chief Executive Officer
Robin L. Smith, M.D.	The Stem for Life Foundation, Chairman of the Board
Daniel J. O’Connor, J.D.	OncoSec Medical, Inc., Chief Executive Officer
Brian Lian, Ph.D.	Viking Therapeutics, Inc., Chief Executive Officer and President

Q:    Who will be the executive officers of Apricus immediately following the merger?

A:
Immediately following the consummation of the merger, the executive management team of Apricus is expected to be composed solely of the members of the Seelos executive management team prior to the merger:

Name	Titles
Raj Mehra, Ph.D.	Chairman, Chief Executive Officer, President & Interim Chief Financial Officer

Q:    As a stockholder of Apricus, how does Apricus’ board of directors recommend that I vote?

A:	After careful consideration, Apricus’ board of directors recommends that Apricus’ stockholders vote:

•
“FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders in the merger;

•	“FOR” Proposal No. 2 to approve the Apricus Reverse Stock Split;

•	“FOR” Proposal No. 3 to approve an amendment to the amended and restated articles of incorporation of Apricus to effect the Apricus Name Change;

•
“FOR” Proposal No. 4 to approve the amendment and restatement of the 2012 Plan to, among other things, increase the total number of shares of Apricus common stock currently available for issuance under the 2012 Plan by 9.2 million shares, prior to giving effect to the reverse split to be effected in connection with the merger;

•	“FOR” Proposal No. 5 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger; and

•	“FOR” Proposal No. 6 to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.
Q:    As a stockholder of Seelos, how does Seelos’ board of directors recommend that I vote?

A:
After careful consideration, Seelos’ board of directors recommends that Seelos’ stockholders execute the written consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the merger and the transactions contemplated by the Merger Agreement.

Q:    What risks should I consider in deciding whether to vote in favor of the proposals or to execute and return the written consent, as applicable?

A:
You should carefully review the section of this proxy statement/prospectus/information statement entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined organization’s business will be subject, and risks and uncertainties to which each of Apricus and Seelos, as an independent company, is subject.

Q:    What are the material U.S. federal income tax consequences of the merger to U.S. Holders of Seelos shares?

A:
It is a condition to Apricus’ obligation to consummate the merger that Apricus receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to Seelos’ obligation to consummate the merger that Seelos receive an opinion from Paul Hastings LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the tax opinion representations and assumptions (as defined on page 115), in the opinions of Latham & Watkins LLP and Paul Hastings LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, a U.S. Holder (as defined on page 115) of Seelos common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Seelos common stock for shares of Apricus common stock in the merger, except with respect to cash received by a U.S. Holder of Seelos common stock in lieu of a fractional share of Apricus common stock. If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.
Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Seelos common stock. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the merger.
Q:    What are the material U.S. federal income tax consequences of the receipt of CVRs and the Apricus Reverse Stock Split to Apricus U.S. Holders?

A:
Apricus intends to report the issuance of the contingent value rights (such rights “CVRs”), to be received by Apricus stockholders pursuant to the Merger Agreement, to Apricus U.S. Holders (as defined on page 135) as a distribution of property with respect to its stock. Please review the information in the section entitled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Apricus U.S. Holders, including possible alternative treatments.

An Apricus U.S. Holder generally should not recognize gain or loss upon the Apricus Reverse Stock Split, except possibly to the extent an Apricus U.S. Holder receives a whole share of Apricus common stock in lieu of a fractional share of Apricus common stock. Please review the information in the section entitled “Proposal No. 2: Approval of the Apricus Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Apricus Reverse Stock Split to Apricus U.S. Holders.
The tax consequences to you of the receipt of CVRs and the Apricus Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.
Q:    When and where is the special meeting of Apricus’ stockholders?

A:
The Apricus special meeting will be held at Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, at a.m., Pacific time, on , 2018. Subject to space availability, all of Apricus stockholders as of the record date, or their duly appointed proxies, may attend the Apricus special meeting. Since seating is limited, admission to the Apricus special meeting will be on a first-come, first-served basis. Registration and seating will begin at a.m., Pacific time.

Q:    When do you expect the merger to be consummated?

A:
Apricus and Seelos anticipate that the merger will occur sometime soon after the Apricus special meeting to be held on , 2018 but we cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:    What do I need to do now?

A:	Apricus and Seelos urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the merger affects you.
If you are a stockholder of Apricus, you may provide your proxy instructions in several different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via phone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Apricus special meeting.
If you are a stockholder of Seelos, you may execute and return your written consent to Seelos in accordance with the instructions provided by Seelos.
Q:    What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:
If you are a stockholder of Apricus, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 4, 5 and 6 and will have the same effect as voting against Proposal Nos. 2 and 3. If your shares are held in “street name” by your broker, Apricus does not believe your broker will have discretion to vote for or against any of the proposals if you do not provide your broker with voting instructions. Thus, for shares held in “street name,” if you do not provide voting instructions to your broker, this will result in a "broker non-vote" and such "broker non-votes" have the same effect as an “AGAINST” vote on Proposal Nos. 2 and 3 and will have no effect on Proposal Nos. 1, 4, 5 and 6. Please see the answer to “Q: If my Apricus shares are held in “street name” by my broker, will my broker vote my shares for me?” below for further discussion regarding broker discretion to vote on the proposals and “broker non-votes.”

Q:    May I vote in person at the special meeting of stockholders of Apricus?

A:
If your shares of Apricus common stock are registered directly in your name with Apricus’ transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Apricus. If you are a record stockholder of Apricus, you may attend the Apricus special meeting and vote your shares in person. Even if you plan to attend the Apricus special meeting in person, Apricus requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Apricus special meeting if you become unable to attend. If your shares of Apricus common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Apricus special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Apricus special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Apricus special meeting.

Q:    If my Apricus shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Brokers are not expected to have discretionary authority to vote for any of the proposals, so your broker will not be able to vote your shares of Apricus common stock without instructions from you. Apricus believes that each of Proposal Nos. 1, 2, 3, 4, 5 and 6 are deemed to be “non-discretionary” matters under certain rules applicable to brokers, which does not allow brokers to vote on these matters if they are not provided with voting instructions by the beneficial owners of the shares. Therefore, if you fail to provide instructions to your broker as to how to vote your shares on each of Proposal Nos. 1, 2, 3, 4, 5 and 6, your broker will not have the discretion to vote your shares on those proposals. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:    May I change my vote after I have submitted a proxy or provided proxy instructions?

A:
Apricus’ stockholders of record, other than those of Apricus’ stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Apricus special meeting by sending a written notice to the Secretary of Apricus stating that it would like to revoke its proxy, submitting new proxy instructions either on a new proxy card or via the Internet, or attending the Apricus special meeting and voting in person. Attendance alone will not revoke a proxy. If a stockholder of Apricus of record or a stockholder who owns shares of Apricus common stock in “street name” has instructed a broker to vote its shares of Apricus common stock, the stockholder must follow directions received from its broker to change those instructions

Q:    Who is paying for this proxy solicitation?

A:
Apricus and Seelos will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Apricus common stock for the forwarding of solicitation materials to the beneficial owners of Apricus common stock. Apricus will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:    Who can help answer my questions?

A:
If you are a stockholder of Apricus and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130
(858) 222-8041
If you are a stockholder of Seelos, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the merger, including the procedures for voting your shares, you should contact:
Seelos Therapeutics, Inc.
209 Lukes Wood Road
New Canaan, CT 06840
(646) 998-6475

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the Apricus special meeting and Seelos’ stockholder actions that are the subject of the written consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A to this proxy statement/prospectus/information statement, and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
The Companies
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, California 92130
(858) 222-8041
Apricus Biosciences, Inc. is a biopharmaceutical company historically focused on seeking to advance innovative medicines in urology and rheumatology. Apricus has two product candidates: Vitaros, a product candidate in the United States for the treatment of erectile dysfunction, which is in-licensed from Warner Chilcott Company, Inc., now a subsidiary of Allergan plc ("Allergan"); and RayVa, a product which has completed a Phase 2a clinical trial for the treatment of the circulatory disorder Raynaud’s phenomenon, secondary to scleroderma, for which Apricus owns worldwide rights.
Seelos Therapeutics, Inc.
209 Lukes Wood Road
New Canaan, CT 06840
(646)998-6475
Seelos Therapeutics, Inc. is a clinical-stage biopharmaceutical company focused on the development and advancement of novel therapeutics to address unmet medical needs for the benefit of patients with CNS disorders. Seelos’ robust portfolio includes several late-stage clinical assets targeting psychiatric and movement disorders, including orphan diseases. Seelos is based in Connecticut.
Arch Merger Sub, Inc.
Arch Merger Sub, Inc. is a wholly owned subsidiary of Apricus, and was formed solely for the purposes of carrying out the merger.
The Merger (see page 86)
If the merger is completed, Merger Sub will merge with and into Seelos, with Seelos surviving as a wholly owned subsidiary of Apricus.
At the Effective Time, each share of Seelos common stock outstanding immediately prior to the Effective Time (excluding shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger—Appraisal Rights” below) will be converted into the right to receive approximately 31.4834 shares of Apricus common stock, subject to adjustment to account for the Apricus Reverse Stock Split. This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement. Immediately following the consummation of the merger, current stockholders, optionholders and noteholders of Seelos will own, or hold rights to acquire, approximately 86% of the Fully-Diluted Common Stock of Apricus, with current stockholders, optionholders, restricted stock unit holders and warrantholders of Apricus owning, or holding rights to acquire, approximately 14% of the Fully-Diluted Common Stock of Apricus. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
For a more complete description of the merger exchange ratio please see the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement.
The closing of the merger will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each such conditions), or at such other time as Apricus and Seelos agree. Apricus and Seelos anticipate that the consummation of the merger will occur in the fourth quarter of the fiscal year. However, because the merger is subject to a number of conditions, neither Apricus nor Seelos can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, assuming that Apricus receives the required stockholder approval of Proposal No. 3, Apricus will be renamed “Seelos Therapeutics, Inc.”
Reasons for the Merger (see page 94)
Following the merger, the combined organization will focus on the development and advancement of novel therapeutics to address unmet medical needs for the benefit of patients with CNS disorders. Seelos has two late-stage product candidates, SLS-002 and SLS-006. SLS-002 is intranasal racemic ketamine with two distinct Investigational New Drug applications with the U.S. Food and Drug Administration, for the treatment of suicidality in Post-Traumatic Stress Disorder and for Major Depressive Disorder. SLS-002 is under development to address a high unmet need to treat suicidality in the U.S. Traditionally, anti-depressants have been used in this setting but many of the existing treatments are known to contribute to an increased risk of suicidal thoughts in some circumstances. Seelos’ second late-stage product candidate, SLS-006, is a potent D2-D3 agonist and antagonist that has shown promising efficacy with statistical significance in Phase 2 studies in early stage Parkinson’s disease patients and has an attractive safety profile.
Apricus and Seelos believe that the combined organization will have the following potential advantages:

•
Company with Two Late-Stage Product Candidates. Seelos plans to commence a Phase 3 clinical trial of SLS-002 in patients with suicidality in 2019 and a Phase 3 clinical trial of SLS-006 as an adjunctive therapy with reduced doses of L-DOPA in patients with late stage Parkinson’s disease in 2019.

•
Experienced Management. It is expected that the combined organization will be led by the experienced senior management from Seelos and a board of directors with representation from each of Apricus and Seelos.

Each of Apricus’ and Seelos’ respective board of directors also considered other reasons for the merger, as described herein. For example, Apricus’ board of directors considered, among other things:

•	the strategic alternatives of Apricus to the merger, including the discussions that Apricus previously conducted with other potential merger partners;

•
the loss of the operational capabilities of Apricus, and the risks associated with continuing to operate Apricus on a stand-alone basis, including the need to conduct additional clinical trials to address the complete response letter from the FDA for Vitaros and raise substantial funds to continue its operations;

•	the risks associated with, and the limited value and high costs of, liquidating Apricus and thereafter distributing the remaining proceeds, if any, to Apricus’ stockholders; and

•	Apricus’ potential inability to maintain its Nasdaq listing without completing the merger.

In addition, Seelos’ board of directors approved the merger based on a number of factors, including the following:

•
the potential increased access to sources of capital and a broader range of investors to support the clinical development of its product candidates than it may not otherwise be able to obtain if it continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

•
Seelos’ board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for Seelos’ stockholders after reviewing the various strategic options to enhance stockholder value that were considered by Seelos’ board of directors; and

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes.
Material U.S. Federal Income Tax Consequences of the Merger (see page 113)
It is a condition to Apricus’ obligation to consummate the merger that Apricus receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Seelos’ obligation to consummate the merger that Seelos receive an opinion from Paul Hastings LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the tax opinion representations and assumptions (as defined on page 115), in the opinions of Latham & Watkins LLP and Paul Hastings LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, a U.S. Holder (as defined on page 113) of Seelos common stock will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of Seelos common stock for shares of Apricus common stock in the merger, except with respect to cash received by a U.S. Holder of Seelos common stock in lieu of a fractional share of Apricus common stock. If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate or is violated, the accuracy of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.
Please review the information in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of Seelos common stock. The tax consequences to you of the merger will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you of the merger
Material U.S. Federal Income Tax Consequences of the Receipt of CVRs and the Apricus Reverse Stock Split (see pages 135 and 149)
Apricus intends to report the issuance of CVRs to Apricus U.S. Holders (as defined on page 135) as a distribution of property with respect to its stock. Please review the information in the section entitled “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” for a more complete description of the material U.S. federal income tax consequences of the receipt of CVRs to Apricus U.S. Holders, including possible alternative treatments.
An Apricus U.S. Holder generally should not recognize gain or loss upon the Apricus Reverse Stock Split, except possibly to the extent an Apricus U.S. Holder receives a whole share of Apricus common stock in lieu of a fractional share of Apricus common stock. Please review the information in the section entitled “Proposal No. 2: Approval of the Apricus Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Apricus Reverse Stock Split to Apricus U.S. Holders.
The tax consequences to you of the receipt of CVRs and the Apricus Reverse Stock Split will depend on your particular facts and circumstances. Please consult your tax advisors as to the specific tax consequences to you.

Overview of the Merger Agreement
Merger Consideration (see page 111)
At the Effective Time, each share of Seelos common stock outstanding immediately prior to the Effective Time (excluding shares of Seelos common stock held as treasury stock or held or owned by Seelos or Merger Sub, but including shares of common stock to be issued upon conversion of outstanding notes immediately prior to the Effective Time) will automatically be converted into the right to receive a number of shares of Apricus common stock equal to approximately 31.4834 (subject to adjustment based on the cash balances of Seelos and Apricus at the Effective Time and to account for the Apricus Reverse Stock Split, if consummated, the “exchange ratio”). This exchange ratio is an estimate only and the final exchange ratio will be determined pursuant to a formula described in more detail in the Merger Agreement and in this proxy statement/prospectus/information statement.
Immediately after the merger, based on the exchange ratio, Seelos’ current stockholders, noteholders and optionholders will own, or hold rights to acquire, approximately 86% of the Fully-Diluted Common Stock of Apricus with current stockholders, optionholders, restricted stock unit holders and warrantholders of Apricus owning, or holding rights to acquire, approximately 14% of the Fully-Diluted Common Stock of Apricus. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Apricus common stock that Seelos’ stockholders will be entitled to receive for changes in the market price of Apricus common stock after the date the Merger Agreement was signed. Accordingly, the market value of the shares of Apricus common stock issued pursuant to the merger will depend on the market value of the shares of Apricus common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.
Treatment of Apricus’ Stock Awards (see page 121)
Prior to the closing of the merger, Apricus’ board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised option to purchase Apricus common stock will be accelerated in full effective as of immediately prior to the Effective Time.
Under the Merger Agreement, as of immediately prior to the Effective Time, the vesting of all outstanding Apricus restricted stock units, including those held by Apricus’ executive officers and directors, will accelerate in full and, in exchange therefor, each former holder of any such Apricus restricted stock unit shall be entitled to receive a number of shares of Apricus common stock as is equal to (i) the total number of shares of Apricus common stock subject to such Apricus restricted stock unit, less (ii) a number of shares of Apricus common stock that would otherwise be issued to the holder pursuant to the Apricus restricted stock unit to be withheld by Apricus in satisfaction of the tax withholding obligations arising as a result of the vesting and settlement of such Apricus restricted stock unit equal to a number of shares of Apricus common stock having a fair market value (which, for this purpose, shall be the closing price per share of Apricus common stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share).
The number of shares of Apricus common stock underlying such restricted stock units and options and the exercise prices for such options will be appropriately adjusted to reflect the Apricus Reverse Stock Split. The terms governing options to purchase Apricus common stock will otherwise remain in full force and effect following the closing of the merger.

Treatment of Seelos’ Stock Options (see page 121)
Pursuant to the Merger Agreement, at the Effective Time each option to purchase shares of Seelos’ common stock that is outstanding and unexercised immediately prior to the Effective Time granted under the Seelos 2016 Equity Incentive Plan, whether or not vested, will be assumed by Apricus and will become an option to purchase that number of shares of Apricus common stock equal to the product obtained by multiplying (i) the number of shares of Seelos common stock that were subject to such option immediately prior to the Effective Time by (ii) the exchange ratio, rounded down to the nearest whole share. The per share exercise price for shares of Apricus common stock issuable upon exercise of each Seelos option assumed by Apricus shall be determined by dividing (a) the per share exercise price of Seelos common stock subject to such Seelos option, as in effect immediately prior to the Effective Time, by (b) the exchange ratio, rounded up to the nearest whole cent. Any restriction on the exercise of any Seelos option assumed by Apricus will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Seelos option shall otherwise remain unchanged. No additional awards will be granted under the Seelos 2016 Equity Incentive Plan following the closing of the merger.
Treatment of Seelos’ Convertible Notes (see page 121)

Seelos’ outstanding convertible notes will automatically convert into shares of Seelos common stock immediately prior to the merger pursuant to their terms. As of August 30, 2018, Seelos convertible notes with an aggregate principal amount of $2,180,000 were outstanding, which will convert into approximately shares of Seelos common stock immediately prior to the Effective Time.

Conditions to the Completion of the Merger (see page 122)
To consummate the merger, Apricus’ stockholders must approve (a) the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock in the merger and (b) the Apricus Reverse Stock Split. Additionally, Seelos’ stockholders must adopt the Merger Agreement thereby approving the merger and the other transactions contemplated by the Merger Agreement. In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
No Solicitation (see page 126)
Each of Apricus and Seelos agreed that, except as described below, from the date of the Merger Agreement until the earlier of the consummation of the merger or the termination of the Merger Agreement in accordance with its terms, Apricus and Seelos and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•
solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined in the section titled “The Merger Agreement—No Solicitation” below), or “acquisition inquiry” (as defined in the section titled “The Merger Agreement—No Solicitation” below);

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to an acquisition transaction (as defined in the section titled “The Merger Agreement—No Solicitation” below); or

•	publicly propose to do any of the above.
Termination of the Merger Agreement (see page 131)
Either Apricus or Seelos can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.
Termination Fee (see page 133)
If the Merger Agreement is terminated under certain circumstances, Apricus or Seelos will be required to pay the other party a termination fee of $500,000, which may be payable at the payor’s option in cash or shares common stock of the payor, or, in some circumstances, reimburse the other party for expenses incurred in connection with the merger, up to a maximum of $350,000.
CVR Agreement (see page 134)
At the closing of the merger, Apricus, Seelos, Richard Pascoe, as representative of holders of the CVRs, and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Apricus stockholders will receive one CVR for each share of Apricus common stock held of record immediately prior to the closing of the merger. Each CVR will represent the right to receive payments based on Apricus’ Vitaros assets. In particular, CVR holders will be entitled to receive 90% of any cash payments (or the fair market value of any non-cash payments) exceeding $500,000 received, during a period of ten years from the closing of the merger, based on the sale or out-licensing of Apricus' Vitaros assets, including any milestone payments (the “Contingent Payments”), less reasonable transaction expenses. After the completion of the merger, Seelos will be entitled to retain the first $500,000 and 10% of any Contingent Payments.
Support Agreements (see page 137)
Certain of Apricus’ stockholders have entered into a support agreement with Apricus and Seelos pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Apricus, to vote all of his, her or its shares of Apricus common stock in favor of adoption and approval of the Merger Agreement, the approval of the transactions contemplated thereby, including the merger and the issuance of Apricus common stock and the Apricus Reverse Stock Split, which is part of this proxy statement/prospectus/information statement, in connection with, or related to, the consummation of the merger for which Apricus’ board of directors has recommended that Apricus’ stockholders vote in favor, and against any acquisition proposal or proposal that would reasonably be expected to result in a material breach of any covenant, representation or warranty or other obligation or agreement of Apricus or its subsidiaries under the Merger Agreement. These stockholders of Apricus have also granted Apricus an irrevocable proxy to vote their respective shares in accordance with the support agreements.
The parties to the support agreement with Apricus and Seelos are:
•    Richard Pascoe
•    Brian Dorsey
•    Neil Morton
•    Kleanthis G. Xanthopoulos
•    Russell Ray
•    Paul V. Maier
•    Wendell Wierenga
•    Sandford Smith

As of July 30, 2018, the stockholders of Apricus that are party to a support agreement owned an aggregate of 199,360 shares of Apricus common stock representing less than 1% of the outstanding shares of Apricus common stock. These stockholders include Apricus’ executive officers and directors as listed above.
Further, Raj Mehra, Ph.D. is party to a support agreement with Apricus and Seelos pursuant to which, among other things Dr. Mehra has agreed, solely in his capacity as a stockholder of Seelos, to vote all of his shares of Seelos common stock in favor of the adoption of the Merger Agreement and the approval of the merger and against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation, warranty or other obligation of Seelos or any of its subsidiaries under the Merger Agreement. He also agreed to vote against any acquisition proposal or other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the merger and the transactions contemplated by the Merger Agreement. Dr. Mehra also granted Seelos an irrevocable proxy to vote his Seelos common stock in accordance with the support agreements.
Dr. Mehra owned an aggregate of 4,000,000 shares of Seelos common stock, representing 100% of the outstanding shares of Seelos common stock as of July 30, 2018, excluding those shares issuable upon the conversion of outstanding Seelos convertible notes and upon the exercise of outstanding stock options. Dr. Mehra is Seelos’ Chairman, Founder and Chief Executive Officer. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, Dr. Mehra holds a sufficient number of shares to adopt the Merger Agreement and approve the merger and related transactions and will execute a written consent providing for such adoption and approval. Therefore, holders of the number of shares of Seelos common stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.
Lock-up Agreements (see page 139)
As a condition to the closing of the merger, certain of Apricus’ stockholders will enter into lock-up agreements, pursuant to which such parties will agree not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, shares of Apricus common stock, including, as applicable, shares issuable upon exercise of certain warrants and options, from the closing of the merger until 180 days from the closing date of the merger.
As of August 15, 2018, Apricus’ stockholders who have committed to execute lock-up agreements beneficially owned in the aggregate own less than 1% of the outstanding shares of Apricus common stock.
Management Following the Merger (see page 213)
Effective as of the closing of the merger, Apricus’ executive officers are expected to include:

Name	Title
Raj Mehra, Ph.D.	Chairman, Chief Executive Officer, President & Interim Chief Financial Officer

Interests of Certain Directors, Officers and Affiliates of Apricus and Seelos (see pages 99 and 109)
In considering the recommendation of Apricus’ board of directors with respect to the issuance of Apricus common stock pursuant to the Merger Agreement and the other matters to be acted upon by Apricus’ stockholders at the Apricus special meeting, Apricus’ stockholders should be aware that certain members of Apricus’ board of directors and executive officers of Apricus have interests in the merger that may be different from, or in addition to, interests they have as Apricus’ stockholders. For example, Apricus has entered into certain employment and release agreements with its named executive officers that may result in the receipt by such named executive officers of cash severance payments and other benefits and the acceleration of options to purchase shares of Apricus common stock and restricted stock units held by those officers upon an eligible termination of employment of each executive officer’s employment or upon the closing of the merger. In addition, Mr. Pascoe, Apricus’ chief executive officer, is expected to continue as a director on Apricus’ board of directors following the merger. The compensation arrangements with Apricus’ officers and directors are discussed in greater detail in the section entitled “Agreements Related to the Merger— Interests of Certain Directors, Officers and Affiliates of Apricus” in this proxy statement/prospectus/information statement.
As of August 15, 2018, Apricus’ directors and executive officers beneficially owned, in the aggregate less than 1% of the outstanding shares of Apricus common stock. Each of Apricus’ executive officers and directors has also entered into a support agreement in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.
In considering the recommendation of Seelos’ board of directors with respect to approving the merger and related transactions by written consent, Seelos’ stockholders should be aware that Dr. Raj Mehra, Seelos’ sole director and executive officer, is expected to become a director and executive officer of Apricus upon the closing of the merger, and will be entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.
As of August 15, 2018, Raj Mehra, Ph.D. Chairman, Founder and Chief Executive Officer of Seelos owned 100% of the outstanding shares of Seelos common stock, excluding those shares issuable upon the conversion of certain Seelos convertible notes and upon the exercise of outstanding stock options. Dr. Mehra has also entered into a support agreement in connection with the merger. The support agreements are discussed in greater detail in the section entitled “Agreements Related to the Merger—Support Agreements and Written Consent” in this proxy statement/prospectus/information statement.
Approval of the Merger Agreement
The affirmative vote of a majority of the votes cast (meaning the number of shares voted “FOR” the Merger Agreement must exceed the number of share voted “AGAINST” the Merger Agreement) in person or by proxy at the Apricus special meeting is required for approval of the Merger Agreement.
As of August 15, 2018, Raj Mehra, Ph.D. Chairman, Founder and Chief Executive Officer of Seelos owned 100% of the outstanding shares of Seelos common stock, excluding those shares automatically issuable upon the conversion of certain Seelos convertible notes and potentially issuable upon the exercise of outstanding stock options. The adoption of the Merger Agreement and the approval of the merger and related transactions by Seelos’ stockholders requires the affirmative vote (or written consent) of the holders of a majority of the outstanding shares of Seelos common stock.
Risk Factors (see page 26)
Both Apricus and Seelos are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:

•
the exchange ratio is not adjustable based on the market price of Apricus common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•
the exchange ratio is adjustable based on the net cash of both Apricus and Seelos at the Effective Time, so the relative ownership of the combined organization as between current stockholders of Apricus and current stockholders of Seelos may change based on interim cash burn and any financings conducted by Apricus or Seelos prior to the closing of the merger;

•
failure to complete the merger may result in Apricus and Seelos paying a termination fee or expenses to the other and could harm the price of Apricus common stock and the future business and operations of each company;

•
the merger may be completed even though material adverse changes may result solely from the announcement of the merger, changes in the industry in which Apricus and Seelos operate that apply to all companies generally and other causes;

•
the combined organization will need to raise additional capital by issuing securities or debt or through licensing arrangements, which may cause significant dilution to the combined organization's stockholders, restrict the combined organization's operations or require the combined organization to relinquish proprietary rights;

•
some of Apricus’ and Seelos’ respective officers and directors have interests that are different from or in addition to those considered by other stockholders of Apricus and Seelos and which may influence them to support or approve the merger;

•	the market price of the combined organization’s common stock may decline as a result of the merger;

•	Apricus’ and Seelos’ stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger;

•
during the pendency of the merger, Apricus and Seelos may not be able to enter into a business combination with another party under certain circumstances because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•
certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•
because the lack of a public market for shares of Seelos common stock makes it difficult to evaluate the fairness of the merger, Seelos’ stockholders may receive consideration in the merger that is less than the fair market value of the shares of Seelos common stock and/or Apricus may pay more than the fair market value of the shares of Seelos common stock; and

•	if the conditions to the merger are not met, or waived (to the extent capable of being waived), the merger will not occur.
These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus/information statement. Apricus and Seelos both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 113)
In the United States, Apricus must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Apricus common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement of which this proxy statement/prospectus/information statement is a part has not been declared effective by the SEC.
Nasdaq Stock Market Listing (see page 116)
Prior to consummation of the merger, Apricus intends to file an initial listing application with Nasdaq pursuant to Nasdaq's “reverse merger” rules. If such application is accepted, Apricus anticipates that Apricus common stock will be listed on Nasdaq following the closing of the merger under the trading symbol “SEEL”.
Anticipated Accounting Treatment (see page 116)
The merger will be treated by Apricus as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Seelos is considered to be acquiring Apricus in the merger.

Appraisal Rights (see page 116)
Holders of Apricus common stock are not entitled to dissenter’s rights under the Nevada Revised Statutes (“NRS”) or other appraisal rights in connection with the merger or the transactions contemplated thereby. Seelos’ stockholders are entitled to appraisal rights in connection with the merger under Delaware law. For more information about such rights, see the provisions of Section 262 of the General Corporation Law of the State of Delaware (“DGCL”) attached hereto as Annex B, and the section entitled “The Merger—Appraisal Rights” in this proxy statement/prospectus/information statement.
Comparison of Stockholder Rights (see page 232)
Apricus is incorporated under the laws of the State of Nevada and Seelos is incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of each are currently, governed by the NRS and the DGCL, respectively. If the merger is completed, Seelos’ stockholders will become stockholders of Apricus, and their rights will be governed by the NRS, Apricus’ amended and restated bylaws, as amended, and, Apricus’ amended and restated articles of incorporation, as amended, and as further amended by the amendment set forth in Annex C to this proxy statement/prospectus/information statement, assuming Proposal No. 3 is approved. The rights of Apricus’ stockholders under the NRS, Apricus’ amended and restated articles of incorporation, as amended, and Apricus’ amended and restated bylaws, as amended, differ from the rights of Seelos’ stockholders under the DGCL, Seelos’ amended and restated certificate of incorporation and Seelos’ bylaws, as more fully described under the section entitled “Comparison of Rights of Holders of Apricus Stock and Seelos Stock” in this proxy statement/prospectus/information statement.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL DATA
The following tables present summary historical financial data for Apricus and Seelos, summary unaudited pro forma condensed financial data for Apricus and Seelos, and comparative historical and unaudited pro forma per share data for Apricus and Seelos.
Selected Historical Financial Data of Apricus
The selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 are derived from the Apricus audited consolidated financial statements prepared using accounting principles generally accepted in the United States ("U.S. GAAP"), which are included in this proxy statement/prospectus/information statement. The statement of operations data for the six months ended June 30, 2018 and 2017, as well as the balance sheet data as of June 30, 2018, are derived from the Apricus unaudited condensed financial statements included in this proxy statement/prospectus/information statement. Apricus' unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited condensed financial statements. The financial data should be read in conjunction with “Apricus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Apricus’ financial statements and related notes appearing elsewhere in this proxy statement/prospectus/information statement. These historical results are not necessarily indicative of results to be expected in any future period.
Statements of Operations Data:

	Year Ended December 31,
(in thousands, except per share data)	2017	2016
Operating expense
Research and development	$(3,463)	$(5,880)
General and administrative	(7,210)	(7,778)
Total other income (expense)	(1,076)	5,999
Loss from continuing operations	(11,749)	(7,659)
Income from discontinued operations	12,070	226
Net income (loss)	$321	$(7,433)

Basic and diluted earnings (loss) per share
Continuing operations	$(0.99)	$(1.18)
Discontinued operations	$1.01	$0.03
Total earnings (loss) per share	$0.02	$(1.15)

Weighted average common shares outstanding for basic and diluted earnings (loss) per share	11,892	6,517

	Six Months Ended June 30,
	2018	2017
(in thousands, except per share data)	(unaudited)
Operating expense
Research and development	$(379)	$(1,266)
General and administrative	(4,210)	(3,043)
Total other income (expense)	65	(832)
Loss from continuing operations	(4,524)	(5,141)
Income from discontinued operations	(24)	11,740
Net income (loss)	$(4,548)	$6,599

Basic and diluted earnings (loss) per share
Continuing operations	$(0.23)	$(0.54)
Discontinued operations	$—	$1.23
Total earnings (loss) per share	$(0.23)	$0.69

Weighted average common shares outstanding for basic and diluted earnings (loss) per share	19,648	9,547

Balance Sheet Data:

	December 31, 2017	December 31, 2016	June 30, 2018
(in thousands)			(unaudited)
Assets
Cash	$6,331	$2,087	$6,836
Other current assets	261	177	294
Property and equipment, net	79	164	56
Other long term assets	35	60	36
Assets of discontinued operations	—	2,212	—
Total assets	$6,706	$4,700	$7,222

Liabilities and stockholders’ equity (deficit)
Current liabilities	$1,583	$2,710	$1,882
Current liabilities of discontinued operations	—	1,934	21
Notes payable, net	—	6,650	—
Warrant liabilities	694	846	—
Other long term liabilities	58	76	35
Stockholders’ equity (deficit)	4,371	(7,516)	5,284
Total liabilities and stockholders’ equity (deficit)	$6,706	$4,700	$7,222

Selected Historical Financial Data of Seelos
The selected financial data as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and for the period from June 1, 2016 (inception) to December 31, 2016 are derived from Seelos’ audited financial statements prepared using U.S. GAAP, which are included in this proxy statement/prospectus/information statement. The statement of operations data for the six months ended June 30, 2018 and 2017, as well as the balance sheet data as of June 30, 2018, are derived from the Seelos unaudited condensed financial statements included in this proxy statement/prospectus/

information statement. In the opinion of management, the unaudited financial statements reflect all adjustments, which include normal recurring adjustments, necessary to state fairly Seelos’ results of operations and financial position. These historical results are not necessarily indicative of results to be expected in any future period. The selected financial data should be read in conjunction with Seelos’ financial statements and the related notes to those statements included in this proxy statement/prospectus/information statement and “Seelos Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Statements of Operations Data:

(in thousands, except per share data)	For the Year Ended December 31, 2017	For the Period from June 1, 2016 (Inception) through December 31, 2016
Operating expense
Research and development	$(400)	$(25)
General and administrative	(654)	(230)
Total other expense	(23)	—
Net loss	$(1,077)	$(255)

Net loss per common share: basic and diluted	$(0.27)	$(0.08)
Weighted average common shares outstanding: basic and diluted	4,000	3,308

	Six Months Ended June 30,
(in thousands, except per share data)	2018	2017
Operating expense	(unaudited)
Research and development	$(250)	$—
General and administrative	(807)	(48)
Total other expense	(101)	(3)
Net loss	$(1,158)	$(51)

Net loss per common share: basic and diluted	$(0.29)	$(0.01)
Weighted average common shares outstanding: basic and diluted	4,000	4,000

Balance Sheet Data:

	June 30, 2018	December 31, 2017	December 31, 2016
(in thousands)	(unaudited)
Assets
Cash	$183	$258	$—
Other current assets	2	2	—
Total assets	$185	$260	$—

Liabilities and stockholders’ deficit
Current liabilities	$1,895	$609	$254
Convertible notes payable, at fair value	1,537	917	—
Stockholders’ deficit	(2,392)	(1,265)	(254)
Total liabilities and stockholders’ deficit	$1,040	$261	$—

Selected Unaudited Pro Forma Condensed Combined Financial Data of Apricus and Seelos
The following information does not give effect to the proposed one-for- Reverse Stock Split of Apricus common stock described in Apricus’ Proposal No. 2.
The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting under U.S. GAAP. For accounting purposes, Seelos is considered to be acquiring Apricus in the merger. The Apricus and Seelos unaudited pro forma combined balance sheet data assume that the merger took place on June 30, 2018, and combines the Apricus and Seelos historical balance sheets at June 30, 2018. The Apricus and Seelos unaudited pro forma condensed combined statements of operations data assume that the merger took place as of January 1, 2017, and combines the historical results of Apricus and Seelos for the six months ended June 30, 2018 and the year ended December 31, 2017.
The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the six months ended June 30, 2018, and for the year ended December 31, 2017 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/information statement.
The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of Seelos common stock will be converted into the right to receive shares of Apricus common stock such that, immediately following the Effective Time, Apricus’ current stockholders, optionholders, and warrantholders are expected to own, or hold rights to acquire, approximately 14% of the Fully-Diluted Common Stock of Apricus, and Seelos’ current stockholders, noteholders and optionholders are expected to own, or hold rights to acquire, approximately 86% of the Fully-Diluted Common Stock of Apricus, and is subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus' net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus' net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.

Selected Unaudited Pro Forma Condensed Combined Statements of Operation	Year Ended December 31, 2017	Six Months Ended June 30, 2018
(in thousands, except per share data)
Research and development	$9,013	$629
General and administrative	7,864	5,017
Loss on disposal of assets	2	—
Total operating expenses	16,879	5,646
Loss before other income (expense)	(16,879)	(5,646)

Interest expense	(104)	(46)
Change in fair value of convertible notes payable	(2)	(55)
Change in fair value of warrant liability	(646)	222
Amendment of equity classified warrants	—	(158)
Loss on extinguishment of debt	(422)	—
Other (income) expense	77	1
Total other expenses	(1,097)	(36)
Loss from continuing operations	$(17,976)	$(5,682)

Loss from continuing operations per share
Basic and diluted	$(0.08)	$(0.02)
Weighted average number of shares	222,788	230,544

Selected Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2018
(in thousands)

Unaudited Pro Forma Condensed Combined Balance Sheet Data	As of June 30, 2018
Assets
Current assets
Cash and cash equivalents	$1,869
Due from related party	2
Prepaid expense and other current assets	294
Total current assets	2,165
Property and equipment	56
Other long-term assets	36
Goodwill	6,163
Total assets	$8,420
Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$3,216
Other payables and accrued expenses	977
Total current liabilities	4,193
Non-current liabilities
Other long-term liabilities	35
Total liabilities	4,228
Commitments and contingencies
Stockholders’ equity
Common Stock, $.001 par value	245
Additional paid-in-capital	12,837
Accumulated deficit	(8,890)
Total stockholders’ equity	4,192
Total liabilities and stockholders’ equity	$8,420

Comparative Historical and Unaudited Pro Forma Per Share Data
The information below reflects the historical net loss and book value per share of Apricus common stock and the historical net loss and book value per share of Seelos common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Apricus with Seelos on a pro forma basis. The unaudited pro forma net loss and book value per share does not give effect to the proposed one-for- reverse stock split of Apricus common stock.
You should read the tables below in conjunction with the audited financial statements of Apricus included in this proxy statement/prospectus/information statement and the audited financial statements of Seelos included in this proxy statement/prospectus/information statement and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus/information statement.

	Year Ended December 31, 2017	Six Months Ended June 30, 2018
Apricus Historical Per Common Share Data
Loss from continuing operations per share: basic and diluted	$(0.99)	$(0.23)
Book value per share	$0.29	$0.23
Seelos Historical Per Common Share Data
Net loss per common share: basic and diluted	$(0.27)	$(0.29)
Book value per share	$(0.32)	$(0.60)
Combined Organization Per Common Share Data
Loss from continuing operations per share: basic and diluted	$(0.08)	$(0.02)
Book value per share	N/A	$0.02

RISK FACTORS
The combined organization will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with Apricus’ business because these risks may also affect the combined organization — these risks can be found under the heading “Risk Factors — Risks Related to Apricus” in this proxy statement/prospectus/information statement and in Apricus’ Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, and other documents Apricus has filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information statement. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Risks Related to the Merger
The exchange ratio is not adjustable based on the market price of Apricus common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Agreement has set the exchange ratio for the Seelos common stock, and the exchange ratio is based on the outstanding capital stock of Seelos and the outstanding common stock of Apricus, in each case immediately prior to the closing of the merger as described under the heading “The Merger—Merger Consideration.” Any changes in the market price of Apricus common stock before the completion of the merger will not affect the number of shares of Apricus common stock issuable to Seelos’ stockholders pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Apricus common stock declines from the market price on the date of the Merger Agreement, then Seelos’ stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the merger the market price of Apricus common stock increases from the market price of Apricus common stock on the date of the Merger Agreement, then Seelos’ stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. The Merger Agreement does not include a price-based termination right. Because the exchange ratio does not adjust as a result of changes in the market price of Apricus common stock, for each one percentage point change in the market price of Apricus common stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total merger consideration payable to Seelos’ stockholders pursuant to the Merger Agreement.
Failure to complete the merger may result in Apricus and Seelos paying a termination fee or expenses to the other party and could significantly harm the market price of Apricus common stock and negatively affect the future business and operations of each company.
If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Apricus or Seelos may be required to pay the other party a termination fee of $500,000 or reimburse the transaction expenses of the other party, up to a maximum of $350,000. Even if a termination fee is not payable or transaction expenses are not reimbursable in connection with a termination of the Merger Agreement, each of Apricus and Seelos will have incurred significant fees and expenses, such as legal and accounting fees which Apricus and Seelos estimate will each total approximately $600,000, which must be paid whether or not the merger is completed. Further, if the merger is not completed, it could significantly harm the market price of Apricus common stock.
In addition, if the Merger Agreement is terminated and the board of directors of Apricus or Seelos determines to seek another business combination, there can be no assurance that either Apricus or Seelos will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.
The merger may be completed even though certain events occur prior to the closing that materially and adversely affect Apricus or Seelos.

The Merger Agreement provides that either Apricus or Seelos can refuse to complete the merger if there is a material adverse change affecting the other party between July 30, 2018, the date of the Merger Agreement, and the closing of the merger. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Apricus or Seelos, including:

•	any effect resulting from the announcement or pendency of the merger or any related transactions;

•	the taking of any action, or the failure to take any action, by either Apricus or Seelos required to comply with the terms of the Merger Agreement;

•
any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world, or any governmental or other response or reaction to any of the foregoing;

•	general economic or political conditions or conditions generally affecting the industries in which Seelos or Apricus, as applicable, operates;

•	any rejection by a governmental body of a registration or filing by Apricus or Seelos relating to certain intellectual property rights of Apricus or Seelos;

•	any change in accounting requirements or principles or any change in applicable laws, rules, or regulations or the interpretation thereof;

•	with respect to Apricus, any change in the stock price or trading volume of Apricus excluding any underlying effect that may have caused such change;

•	with respect to Apricus, the termination, sublease, or assignment of Apricus’ facility lease, or failure to do the foregoing;

•
with respect to Apricus, continued losses from operations or decreases in cash balances of Apricus not materially inconsistent with kind and degree of losses from operations and decreases in cash balances which have occurred between December 31, 2016 and July 30, 2018;

•
with respect to Apricus, the winding down of Apricus’ operations not materially inconsistent with the kind and degree of winding down activities which have occurred between December 31, 2016 and July 30, 2018; and

•	with respect to Seelos, any change in the cash position of Seelos resulting from operations in the ordinary course of business.
If adverse changes occur and Apricus and Seelos still complete the merger, the market price of the combined organization’s common stock may suffer. This in turn may reduce the value of the merger to the stockholders of Apricus, Seelos or both.
Even if the merger is completed, the combined organization will need to raise additional capital by issuing securities or debt or through licensing or similar arrangements, which may cause significant dilution to the combined organization’s stockholders, restrict the combined organization’s operations or require the combined organization to relinquish proprietary rights.

Following the completion of the merger, Apricus expects the combined organization will need to raise additional capital to fund its near and long-term operations. Additional financing may not be available to the combined organization when it needs it or may not be available on favorable terms. To the extent that the combined organization raises additional capital by issuing equity securities, the terms of such an issuance may cause more significant dilution to the combined organization’s stockholders’ ownership, and the terms of any new equity securities may have preferences over the combined organization’s common stock. Any debt financing the combined organization enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined organization’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined organization raises additional funds through licensing or similar arrangements, it may be necessary to relinquish potentially valuable rights to current product candidates and potential products or proprietary technologies, or grant licenses on terms that are not favorable to the combined organization.

Some Apricus and Seelos officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.
Certain officers and directors of Apricus and Seelos participate in arrangements that provide them with interests in the merger that are different from yours, including, among others, the continued service as an officer or director of the combined organization, severance benefits, the acceleration of restricted stock unit and stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined organization in accordance with Rule 144 under the Securities Act of 1933, as amended (“Securities Act”).
For example, Apricus has entered into certain employment and severance benefits agreements with certain of its executive officers that may result in the receipt by such executive officers of cash severance payments and other benefits in the event of a covered termination of employment of each executive officer’s employment. The closing of the merger will also result in the acceleration of vesting of restricted stock units and options to purchase shares of Apricus common stock held by Apricus’ executive officers and directors, whether or not there is a covered termination of such officer’s employment. For more information concerning the treatment of Apricus’ stock options and restricted stock units in connection with the merger, see the section entitled “The Merger Agreement—Treatment of Apricus Stock Awards” in this proxy statement/prospectus/information statement. In addition, and for example, Seelos’ sole director and sole executive officer, Dr. Mehra is expected to become a director and the Chief Executive Officer of Apricus upon the closing of the merger, and Seelos’ sole director and sole executive officer are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests, among others, may influence the officers and directors of Apricus and Seelos to support or approve the merger. For more information concerning the interests of Apricus’ and Seelos’ executive officers and directors, see the sections entitled “The Merger—Interests of the Apricus Directors and Executive Officers in the Merger” and “The Merger—Interests of Seelos Directors and Executive Officers in the Merger” in this proxy statement/prospectus/information statement.
The market price of Apricus common stock following the merger may decline as a result of the merger.
The market price of Apricus common stock may decline as a result of the merger for a number of reasons including if:

•	investors react negatively to the prospects of the combined organization’s product candidates, business and financial condition following the merger;

•	the effect of the merger on the combined organization’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•
the combined organization does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts. Apricus and Seelos stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined organization is unable to realize the strategic and financial benefits currently anticipated from the merger, Apricus’ and Seelos’ stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving the expected commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the expected strategic and financial benefits currently anticipated from the merger.

During the pendency of the merger, Apricus and Seelos may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Apricus and Seelos to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties, as set forth below. Any such transactions could be favorable to such party’s stockholders.
Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Apricus and Seelos from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and that failure to cooperate with the proponent of the proposal would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties.
Because the lack of a public market for Seelos’ capital stock makes it difficult to evaluate the value of Seelos’ capital stock, the stockholders of Seelos may receive shares of Apricus common stock in the merger that have a value that is less than, or greater than, the fair market value of Seelos’ capital stock.
The outstanding capital stock of Seelos is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Seelos. Because the percentage of Apricus common stock to be issued to Seelos’ stockholders was determined based on negotiations between the parties, it is possible that the value of Apricus common stock to be received by Seelos’ stockholders will be less than the fair market value of Seelos, or Apricus may pay more than the aggregate fair market value for Seelos.
If the conditions to the merger are not satisfied or waived, the merger will not occur.
Even if the merger is approved by the stockholders of Apricus and Seelos, other conditions must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Apricus and Seelos cannot assure you that all of the conditions will be satisfied or waived. Certain of the closing conditions are incapable of being waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Apricus and Seelos each may lose some or all of the intended benefits of the merger.
Risks Related to Apricus
In light of recent setbacks with the Vitaros clinical program, Apricus began evaluating strategic alternatives and other business combinations, and recently entered into the Merger Agreement with Seelos. Apricus’ merger with Seelos may not be consummated and, if consummated, will result in substantial dilution to Apricus stockholders and may not deliver the anticipated benefits Apricus expects.
In February 2018, after Apricus received a complete response letter with respect to its new drug application for Vitaros, Apricus announced that it would focus its efforts on identifying and evaluating strategic alternatives. In March 2018, Apricus engaged Canaccord Genuity LLC to advise Apricus on strategic alternatives including a merger or acquisition of Apricus. In July 2018, Apricus entered into the Merger Agreement pursuant to which, among other things, Merger Sub, a wholly owned subsidiary of Apricus, will merge with and into Seelos, with Seelos surviving as a wholly owned subsidiary of Apricus. Consummation of the merger is subject to certain closing conditions, including approval from Apricus’ stockholders, satisfaction of which conditions may take a significant amount of time and will further decrease Apricus’ cash resources. There can be no assurance that Apricus will be able to successfully complete the merger and investors may disagree with the new focus of its business. The transaction will result in dilution to Apricus’ stockholders and could result in other restrictions that may affect its business. Further, if completed, the merger ultimately may not deliver the anticipated benefits or enhance stockholder value.
If Apricus is unable to complete the merger, Apricus cannot predict whether and to what extent it would be successful in consummating an alternative transaction, the timing of such a transaction or its future cash needs required to complete such a transaction. Therefore, Apricus may be required to pursue a dissolution and liquidation. In such an event, the amount of cash, if any, available for distribution to its shareholders will depend heavily on the timing of such decision and Apricus’ other financial obligations. In addition, with the passage of time, the amount of cash, if any, available for distribution will be reduced as Apricus continues to fund its operations. Furthermore, Apricus may be subject to litigation or other claims related to the Merger Agreement.
Business development activity involves numerous risks, including the risks that Apricus may be unable to integrate an acquired business successfully and that Apricus may assume liabilities that could adversely affect it.
In order to strengthen its business, on July 30, 2018, Apricus entered into the Merger Agreement with Seelos. Apricus cannot be sure the merger will result in a successful acquisition, development or launch of products that will prove to be commercially successful or will improve the long-term profitability of Apricus’ business. Acquisitions or licenses could require Apricus to raise significant capital and potentially incur significant dilution through the issuance of new shares of capital stock. These strategic transactions involve many risks, including, but not limited to, the following:

•	difficulties in achieving identified financial revenue synergies, growth opportunities, operating synergies and cost savings;

•	difficulties in assimilating the personnel, operations and products of an acquired company, and the potential loss of key employees;

•	difficulties in consolidating information technology platforms, business applications and corporate infrastructure;

•	difficulties in integrating Apricus’ corporate culture with local customs and cultures;

•	possible overlap between Apricus products or customers and those of an acquired entity that may create conflicts in relationships or other commitments detrimental to the integrated businesses;

•	Apricus’ inability to achieve expected revenues and gross margins for any products Apricus may acquire;

•	the diversion of management’s attention from other business concerns;

•
risks and challenges of entering or operating in markets in which Apricus has limited or no prior experience, including the unanticipated effects of export controls, exchange rate fluctuations, foreign legal and regulatory requirements, and foreign political and economic conditions; and

•	difficulties in reorganizing, winding-down or liquidating operations if not successful.
In addition, foreign acquisitions involve numerous risks, including those related to changes in local laws and market conditions and due to the absence of policies and procedures sufficient to assure compliance by a foreign entity with United States regulatory and legal requirements. Business development activities require significant transaction costs, including substantial fees for investment bankers, attorneys, and accountants. Any acquisition could result in Apricus’ assumption of material unknown and/or unexpected liabilities. Apricus also cannot provide assurance that it will achieve any cost savings or synergies relating to recent or future acquisitions. Additionally, in any acquisition agreement, the negotiated representations, warranties and agreements of the selling parties may not entirely protect Apricus, and liabilities resulting from any breaches could exceed negotiated indemnity limitations. These factors could impair Apricus’ growth and ability to compete, divert resources from other potentially more profitable areas, or otherwise cause a material adverse effect on its business, financial position and results of operations.
The financial statements of acquired companies, or those that may be acquired in the future, are prepared by management of such companies and are not independently verified by Apricus’ management. In addition, any pro forma financial statements prepared by Apricus to give effect to such acquisitions may not accurately reflect the results of operations of such companies that would have been achieved had the acquisition of such entities been completed at the beginning of the applicable periods.
As a result of Apricus’ sale of non-U.S. Vitaros assets to Ferring and the receipt of the 2018 complete response letter (“2018 CRL”), Apricus does not expect to generate revenue for the foreseeable future.
In March 2017, Apricus entered into the Ferring Asset Purchase Agreement, pursuant to which Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services. Following the Ferring Asset Purchase Agreement, Apricus no longer has the ability to generate revenues from its current operations. Apricus’ future growth will depend on its ability to consummate the Merger Agreement. If Apricus is unable to successfully execute on this business strategy, its business, financial condition, results of operations and prospects would be materially and adversely affected.
Apricus’ business is dependent on obtaining FDA approval for its product candidates, which will require significant additional clinical testing before it can seek regulatory approval and potentially begin commercialization.
Even if Apricus is successful in consummating the merger, the future success of Apricus’ product candidates and/or Seelos’ product candidates depends on the ability to obtain regulatory approval for, and then successfully commercialize, the product candidates. For instance, the success of Vitaros will depend on whether Apricus is able to successfully address, through a partner, the issues identified in the 2018 CRL issued by the FDA in February 2018. A CRL is a communication from the FDA that informs companies that an application cannot be approved in its present form. The 2018 CRL was the second one received from the FDA with respect to the Vitaros NDA. In 2008, the FDA issued the 2008 CRL, identifying certain deficiencies with the NDA previously submitted. Based on Apricus’ subsequent interactions with the FDA, it believed that it could address the deficiencies in the 2008 CRL without additional clinical testing and Apricus did not include such data in the NDA submitted in August 2017.
The 2018 CRL identified deficiencies that the modest treatment effect did not outweigh certain safety concerns specific to the 2.5% concentration of Apricus’ permeation enhancer DDAIP.HCl contained in the current formulation and related to CMC. In April 2018, Apricus met with the FDA and based on the 2018 CRL and guidance it received at this meeting, Apricus determined that it will need to complete additional clinical testing. This will require significant expenditures of cash and management resources which Apricus believes exceeds its current resources, and therefore, Apricus is initiating discussions with potential development partners to assist in the Vitaros NDA process. Apricus may be unsuccessful in securing a development partner to complete the trials and ultimately resubmit the Vitaros NDA. An NDA must include extensive pre-clinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process and may not be obtained on a timely basis, or at all. Apricus has not received marketing approval for any product candidates in the United States, and Apricus cannot be certain that its product candidates will be successful in clinical trials or receive regulatory approval for any indication.
Apricus’ other product candidate, RayVa, will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before Apricus can generate any revenues from product sales. Apricus is not permitted to market or promote its product candidates in the United States before Apricus receives regulatory approval from the FDA and Apricus may not receive such regulatory approvals on a timely basis, or at all.

In addition, approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by foreign regulatory authorities does not ensure approval by FDA or regulatory authorities in other foreign countries. However, the failure to obtain approval in one jurisdiction may have a negative impact on Apricus’ ability to obtain approval elsewhere.
Apricus’ clinical development plan for RayVa includes a Phase 2b take-home clinical trial and up to two Phase 3 clinical trials in patients with Raynaud’s Phenomenon secondary to scleroderma. Apricus reported results on the Phase 2a clinical trial in September 2015. The CMC and safety concerns raised in the FDA’s 2018 CRL for Vitaros may affect RayVa’s future development path since the underlying NexACT technology is utilized in both. Due to Apricus’ cash constraints, it is seeking a partner for RayVa.
Even if Apricus is able to identify and secure a partner for RayVa, there is no guarantee that Apricus’ partner will be able to commence clinical trials or that future ongoing clinical trials will be completed on time or at all, and the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Apricus’ clinical trials. Even if such regulatory authorities agree with the design and implementation of its future partner’s clinical trials, Apricus cannot guarantee that such regulatory authorities will not change their requirements in the future. In addition, even if the clinical trials are successfully completed, Apricus cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as Apricus does, and more trials could be required before Apricus submits its product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, approval of Apricus’ product candidates may be significantly delayed, or Apricus may be required to expend significant additional resources, which may not be available to it, to conduct additional trials in support of potential approval of its product candidates.
If Apricus does not receive regulatory approvals for and successfully commercialize its product candidates on a timely basis or at all, Apricus may not be able to continue its operations. Even if Apricus successfully obtains regulatory approvals to market its product candidates, Apricus’ revenues will be dependent, in part, on its ability to commercialize its product candidates and on the favorability of the claims in the approved labeling as well as the size of the markets in the territories for which Apricus gains regulatory approval and have commercial rights. If the markets for the treatment of Raynaud’s Phenomenon secondary to scleroderma are not as significant as Apricus estimates, its business and prospects will be harmed.
Apricus expects to continue to require external financing to fund its operations, which may not be available. Even if Apricus is successful in consummating the merger, Apricus expects to require external financing to fund its near and long-term operations. Such financing may not be available on terms Apricus deems acceptable or at all.
As of June 30, 2018, Apricus had a cash balance of approximately $6.8 million. Even if the Merger Agreement with Seelos is successfully consummated, Apricus will need to raise additional funds in order to fund its near and long-term operations.
Apricus currently has an effective shelf registration statement on Form S-3 filed with the SEC under which Apricus may offer from time to time any combination of debt securities, common and preferred stock and warrants. Under current SEC regulations, at any time during which the aggregate market value of Apricus common stock held by non-affiliates (“public float”) is less than $75.0 million, the amount Apricus can raise through primary public offerings of securities in any twelve-month period using shelf registration statements, including sales under the Aspire Purchase Agreement, is limited to an aggregate of one-third of its public float. SEC regulations permit Apricus to use the highest closing sales price of its common stock (or the average of the last bid and last ask prices of Apricus common stock) on any day within 60 days of sales under the shelf registration statement. As of August 6, 2018, Apricus’ public float was approximately $8.9 million based on 18.6 million shares of Apricus common stock outstanding at a price of $0.48 per share, which was the closing sale price of Apricus common stock on June 19, 2018. Since Apricus’ public float is currently less than $75.0 million, as of August 6, 2018, Apricus may only sell an aggregate of approximately $3.0 million of securities under its shelf registration statement on Form S‑3, of which none is currently available following Apricus’ April 2018 financing. Apricus still maintains the ability to raise funds through other means, such as through the filing of a registration statement on Form S-1 or in private placements. The rules and regulations of the SEC or any other regulatory agencies may restrict Apricus’ ability to conduct certain types of financing activities, or may affect the timing of and amounts it can raise by undertaking such activities.

While Apricus has historically generated modest revenues from operations, following the Ferring Asset Purchase Agreement, Apricus will no longer generate those revenues. Given its current lack of revenue sources and limited capital resources, Apricus may not be able to execute all of the elements of its strategic plan. If Apricus is unable to accomplish these objectives, its business prospects will be diminished, Apricus will likely be unable to achieve profitability, and it may be unable to continue as a going concern.
Apricus has a history of operating losses and an accumulated deficit, and it may be unable to generate sufficient revenue to achieve profitability in the future.
Apricus has never been profitable and has incurred an accumulated deficit of approximately $320.5 million from its inception through June 30, 2018. Apricus has incurred these losses principally from costs incurred in funding the research, development and clinical testing of its product candidates, from its general and administrative expenses and from its efforts to support commercialization of Vitaros by its partners prior to entering into the Ferring Asset Purchase Agreement. As a result of the Ferring Asset Purchase Agreement, Apricus does not expect to generate revenue for the foreseeable future and will continue to incur significant operating losses and capital expenditures for the foreseeable future. In addition, consummation of the merger will not provide Apricus with revenue for the foreseeable future.
Apricus’ ability to generate revenues and become profitable depends, among other things, on the successful development and commercialization of Apricus’ and/or Seelos’ product candidates and its ability to identify and execute on other opportunities and business combinations with the potential to enhance stockholder value. Even following the merger, Apricus will need significant additional capital to pursue these objectives and sustain its operations.
There is substantial doubt concerning Apricus’ ability to continue as a going concern.
Apricus’ financial statements have been prepared assuming that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During the first quarter of 2017, Apricus received an upfront payment of $11.5 million from the Ferring Asset Purchase Agreement but a large portion of that was used to repay all outstanding amounts due and owed, including applicable termination fees, under the Loan and Security Agreement (the “Credit Facility”) with Oxford Finance LLC (“Oxford”) and Silicon Valley Bank (“SVB”) (Oxford and SVB are referred to together as the “Lenders”), and Apricus expects to incur further losses for the foreseeable future. In April 2018, Apricus completed a public offering for net proceeds of approximately $2.9 million. Apricus’ history and other operating circumstances raise substantial doubt about its ability to continue as a going concern. As a result of this uncertainty and the substantial doubt about its ability to continue as a going concern as of June 30, 2018, the Report of Independent Registered Public Accounting Firm included immediately prior to the Consolidated Financial Statements of Apricus included in this proxy statement/prospectus/information statement, includes a going concern explanatory paragraph. There is no guarantee that the merger will be successfully completed. In addition, management plans to raise additional funds and preserve existing cash resources with the following activities: future financing events; potential partnering events of Apricus’ existing technology; and by the reduction of expenditures. However, no assurance can be given at this time as to whether Apricus will be able to achieve these objectives. Apricus’ financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should Apricus be unable to continue as a going concern.
Apricus currently has no long-term agreement with a manufacturer and will be dependent upon third party manufacturers for its product candidates.
Apricus does not manufacture its product candidates, and does not in the future expect to be able to independently conduct its product manufacturing. Apricus does not currently have a long-term commitment for the production of finished Vitaros or the raw materials and components thereof. If Apricus is unable to establish any long-term agreements with such third-party manufacturers and suppliers or to do so on acceptable terms, or such parties are unable to produce sufficient quantities of finished Vitaros product or the raw materials and components thereof that it needs, Apricus may need to identify and qualify other third-party manufacturers in order to commence or sustain the commercialization of Vitaros.

Even if Apricus establishes a long-term manufacturing agreement for finished Vitaros or the raw materials and components thereof, it will continue to be dependent on third party manufacturers for the supply of these product candidates and commercial quantities, if approved. The manufacturing process for Apricus’ product candidates is highly regulated and regulators may refuse to qualify new suppliers and/or terminate manufacturing at existing facilities that they believe do not comply with regulations.
Apricus’ third-party manufacturers and suppliers would be subject to numerous regulations, including current Good Manufacturing Practices (“cGMP”), regulations governing manufacturing processes and related activities and similar foreign regulations. The facilities used by Apricus’ third-party manufacturers to manufacture its product candidates must be approved by the applicable regulatory authorities pursuant to inspections that will be conducted in connection with the FDA’s review of any resubmission of an NDA. If Apricus’ third-party manufacturers cannot successfully manufacture material that conforms to Apricus’ specifications and the applicable regulatory authorities’ strict regulatory requirements, or pass regulatory inspection, they will not be able to secure or maintain regulatory approval for the manufacturing facilities. In addition, Apricus’ third-party manufacturers and suppliers are independent entities who are subject to their own operational and financial risks that are out of Apricus’ control, and Apricus has no control over the ability of these third party manufacturers to maintain adequate quality control, quality assurance, and qualified personnel. If Apricus or any of these third-party manufacturers or suppliers fail to perform as required or fail to comply with the regulations of the FDA, Apricus’ ability to deliver its products on a timely basis, receive royalties or continue its clinical trials would be adversely affected. Further, if the FDA does not approve these facilities for the manufacture of Apricus’ products, including Apricus’ third-party manufacturer for the finished product Vitaros, or if the FDA withdraws such approval in the future, or if Apricus’ suppliers or third party manufacturers decide they no longer wish to manufacture its products, Apricus may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain regulatory approval for, or market its product candidates, if approved. Also, the manufacturing processes of Apricus’ manufacturing partners may be found to violate the proprietary rights of others, which could interfere with their ability to manufacture products on a timely and cost effective basis.
In addition, Apricus is also dependent on third party manufacturers and suppliers of raw materials, components, chemical supplies for the active drugs in its product candidates under development for the formulation and supply of its NexACT enhancers and finished products. Apricus is dependent on these third-party manufacturers for dispensers that are essential in the production of Vitaros and other product candidates. These raw materials, components, chemical supplies, finished products and dispensers must be supplied on a timely basis and at satisfactory quality levels.
If Apricus’ third party product manufacturers or suppliers of raw materials, components, chemical supplies, finished products and dispensers fail to produce quality products on time and in sufficient quantities, or if it is unable to secure adequate alternative sources of supply for such materials, components, chemicals, finished products and dispensers, Apricus’ results would suffer, as Apricus or its licensees would encounter costs and delays in re-validating new third party suppliers.
If Apricus does not secure collaborations with strategic partners to develop and commercialize its product candidates, Apricus may not be able to successfully develop its product candidates and generate meaningful revenues from them.
A key aspect of Apricus’ current strategy is to selectively enter into a strategic collaboration with one or more third parties to conduct clinical testing for, seek regulatory approval for and to commercialize its product candidates. Apricus may not be successful in securing a strategic partner on favorable terms, or at all. If Apricus is able to identify and reach an agreement with one or more collaborators, its ability to generate revenues from these arrangements will depend on its collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. Collaboration agreements typically call for milestone payments that depend on successful demonstration of efficacy and safety in required clinical trials and obtaining regulatory approvals. Collaboration revenues are not guaranteed, even when efficacy and safety are demonstrated.
Even if Apricus succeeds in securing collaborators, the collaborators may fail to develop or effectively commercialize its product candidates. Collaborations involving Apricus’ product candidates pose a number of risks, including the following:

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collaborators may not have sufficient resources or may decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

•	collaborators may believe Apricus’ intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;

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collaborators may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;

•	collaborators may decide to pursue a competitive product developed outside of the collaboration arrangement;

•	collaborators may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals;

•	collaborators may delay the development or commercialization of Apricus’ product candidates in favor of developing or commercializing their own or another party’s product candidate; or

•	collaborators may decide to terminate or not to renew the collaboration for these or other reasons.
As a result, collaboration agreements may not lead to development or commercialization of Apricus’ product candidates in the most efficient manner or at all.
In addition, collaboration agreements are generally terminable without cause on short notice. Once a collaboration agreement is signed, it may not lead to commercialization of the product candidate. Apricus also faces competition in seeking out collaborators. If Apricus is unable to secure collaborations that achieve the collaborator’s objectives and meet Apricus’ expectations, Apricus may be unable to advance its product candidates and may not generate meaningful revenues.
Clinical trials are inherently unpredictable and involve a lengthy and expensive process with an uncertain outcome. If Apricus does not successfully conduct certain clinical trials or gain regulatory approval, Apricus may be unable to market its product candidates.
Apricus’ product candidates are in various stages of development. Through clinical trials and life cycle management programs, Apricus’ current and future product candidates must be demonstrated to the satisfaction of the FDA to be safe and effective for their indicated uses. Results from pre-clinical studies and early clinical trials may not be indicative of, or allow for, prediction of results in later-stage testing. Future clinical trials and studies may not demonstrate the safety and effectiveness of Apricus’ product candidates or may not result in regulatory approval to market its product candidates. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Clinical trial failures may occur at any stage and may result from a multitude of factors both within and outside Apricus’ control, including flaws in formulation, adverse safety or efficacy profile and flaws in trial design, among others. If the trials result in negative or inconclusive results, Apricus or its collaborators may decide, or regulators may require Apricus, to discontinue trials of the product candidates or conduct additional clinical trials. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret Apricus’ data as favorably as Apricus does, which may delay, limit or prevent regulatory approval. For these reasons, even if Apricus is successful in securing a development partner for Apricus’ product candidate(s), the future clinical trials may not be successful.
Apricus does not know whether any future clinical trials conducted will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market its product candidates. If any product candidate is found to be unsafe or lack efficacy during clinical trials, Apricus and its development partner(s) will not be able to obtain regulatory approval for such product candidate. If Apricus is unable to bring any of its current or future product candidates to market, Apricus’ business would be materially harmed and its ability to create long-term stockholder value will be limited.

If Apricus is unable to adequately establish, maintain and protect its intellectual property rights, Apricus may incur substantial litigation costs and may be unable to generate significant product revenue.
Protection of the intellectual property for Apricus’ product candidates is of material importance to its business in the United States and other countries. Apricus has sought and will continue to seek proprietary protection for its product candidates to attempt to prevent others from commercializing equivalent products. Apricus’ success may depend on its ability to (1) obtain effective patent protection within the United States and internationally for its proprietary technologies and product candidates, (2) defend patents its owns, (3) preserve its trade secrets and (4) operate without infringing upon the proprietary rights of others. In addition, Apricus has agreed to indemnify certain of its former partners for certain liabilities with respect to the defense, protection and/or validity of its patents and would also be required to incur costs or forgo revenue if it is necessary for Apricus’ former partners to acquire third party patent licenses in order for them to exercise the licenses acquired from Apricus. Upon the closing of the Ferring Asset Purchase Agreement, Apricus transferred the patents related to Vitaros and DDAIP outside the United States to Ferring; however, Apricus remains liable for any claims from its former partners prior to the closing of the Ferring Asset Purchase Agreement.
While Apricus has obtained patents and have many patent applications pending, the extent of effective patent protection in the United States and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in, or the degree of protection afforded under, patents of medical and pharmaceutical companies. Patents Apricus currently owns or may obtain might not be sufficiently broad enough to protect Apricus against competitors with similar technology. Any of Apricus’ patents could be invalidated or circumvented.
Furthermore, holders of competing patents could allege that Apricus activities infringe on their rights and could potentially prevail in litigation against Apricus. Apricus has also sold certain patents in transactions where it has licensed rights to its product candidates. In certain of these transactions, Apricus has agreed to indemnify the purchaser from third party patent claims, which could expose Apricus to potentially significant damages for patents that Apricus no longer owns. Any litigation could result in substantial cost to Apricus and would divert management’s attention, which may harm its business. In addition, Apricus’ efforts to protect or defend its proprietary rights may not be successful or, even if successful, may result in substantial cost to Apricus.
The patent protection for NexACT, a key component of Vitaros and RayVa, may expire before Apricus is able to maximize its commercial value, which may subject Apricus to increased competition and reduce or eliminate its opportunity to generate product revenue.
The patents for NexACT alone have varying expiration dates and, when these patents expire, Apricus may be subject to increased competition and it may not be able to recover its development costs. Apricus may be unable to prevent others from using NexACT. In connection with the Ferring Asset Purchase Agreement, Apricus transferred certain non-U.S. patents related to DDAIP and certain U.S. and non-U.S. patents related to DDAIP in combination with alprostadil and received a perpetual, exclusive (even as to Ferring), fully transferable, fully sublicensable, royalty-free, fully paid-up license to such patents.
Apricus faces a high degree of competition.
Apricus is engaged in a highly competitive industry. Even if Apricus is able to successfully address the issues raised by the FDA in the 2018 CRL and ultimately, obtain approval in the United States for Vitaros, Apricus would compete against many companies and research institutions that research, develop and market products in areas similar to those in which it operates. For example, Viagra®(Pfizer), Cialis®(Lilly), Levitra®(Glaxo Smith Kline), Stendra®(Mist Pharmaceuticals, LLC), Muse® (Meda Pharmaceuticals Inc.), and Caverject® (Pfizer, Inc.) are currently approved for treatment of ED.
These and other competitors may have specific expertise and development technologies that are better than Apricus’. Many of these competitors, which include large pharmaceutical companies, have substantially greater financial resources, larger research and development capabilities and substantially greater experience than Apricus does. Accordingly, Apricus’ competitors may successfully develop competing products. Apricus is also competing with other companies and their products with respect to manufacturing efficiencies and marketing capabilities, areas where Apricus has limited or no direct experience.
Apricus currently has no sales and marketing resources, and Apricus may not be able to effectively market and sell its products.
Apricus does not currently have a commercial organization for sales, marketing and distribution of pharmaceutical products, and therefore Apricus must build this organization or make arrangements with third parties to perform these functions in order to commercialize any products that Apricus successfully develops and for which it obtains regulatory approvals. If Apricus develops an internal sales force, it will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain sales and marketing personnel. Apricus will also face competition in its search for collaborators and potential co-promoters, if Apricus chooses such an option. To the extent Apricus may rely on third parties to co-promote or otherwise commercialize any product candidates in one or more regions that may receive regulatory approval, Apricus is likely to receive less revenue than if Apricus commercialized these products itself. Further, by entering into strategic partnerships or similar arrangements, Apricus may rely in part on such third parties for financial and commercialization resources. Even if Apricus is able to identify suitable partners to assist in the commercialization of its product candidates, they may be unable to devote the resources necessary to realize the full commercial potential of Apricus’ products.
In addition, if the Vitaros NDA is approved by the FDA, Allergan has a one-time opt-in right for a period of sixty days following the later of (i) receipt by Allergan of the option package from Apricus following the NDA resubmission or (ii) FDA approval, to assume all future commercialization activities for Vitaros in the United States. If Allergan exercises its opt-in right, Apricus may receive up to a total of $25 million in upfront and potential launch milestone payments, plus a double-digit royalty on net sales of Vitaros. If Allergan elects not to exercise its opt-in right, Apricus expects to commercialize Vitaros by partnering with a pharmaceutical company with established sales and marketing capabilities.
Further, Apricus lacks the financial and managerial resources to establish a sales and marketing organization to adequately promote and commercialize any product candidates that may be approved. The establishment of a sales force will result in an increase in Apricus’ expenses, which could be significant before Apricus generates revenues from any newly approved product candidate. Even though Apricus may be successful in establishing future partnership arrangements, such sales force and marketing teams may not be successful in commercializing its products, which would adversely affect Apricus’ ability to generate revenue for such products, and could have a material adverse effect on its business, results of operations, financial condition and prospects.
Apricus needs approval from the FDA for its proposed trade names. Any failure or delay associated with such approvals may delay the commercialization of its products.
Any trade name Apricus intends to use for its product candidates will require approval from the FDA regardless of whether Apricus has secured a formal trademark registration from the U.S. Patent and Trademark Office. Although Ferring currently uses the registered trademark of Vitaros for commercial sales in various countries outside of the United States, the FDA has objected to Apricus’ commercial use of the name Vitaros in the United States. If Apricus resubmits an NDA for this product candidate, Apricus would need to propose an alternate trade name for review by the FDA. The FDA typically conducts a rigorous review of proposed trade names, including an evaluation of potential for confusion with other trade names and medication error. The FDA also may object to a trade name if it believes the name is inappropriately promotional. Even after the FDA approves a trade name, the FDA may request that Apricus adopts an alternative name for the product if adverse event reports indicate a potential for confusion with other trade names and medication error.
Apricus may be subject to product liability and similar claims, which may lead to a significant financial loss if its insurance coverage is inadequate.
Apricus is exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products, including liability resulting from the sale of Vitaros outside of the United States prior to the closing of the Ferring Asset Purchase Agreement. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. Although Apricus maintains various types of insurance, it has no guarantee that the coverage limits of such insurance policies will be adequate. If liability claims were made against Apricus, it is possible that Apricus’ insurance carriers may deny, or attempt to deny, coverage in certain instances. A successful claim against Apricus if Apricus is uninsured, or which is in excess of its insurance coverage, if any, could have a material adverse effect upon Apricus and on its financial condition.
Apricus’ business and operations would be adversely impacted in the event of a failure or security breach of its information technology infrastructure.
Apricus relies upon the capacity, reliability and security of its information technology hardware and software infrastructure, including internet-based systems, and its ability to expand and update this infrastructure in response to its changing needs. Apricus is constantly updating its information technology infrastructure. Any failure to manage, expand and update Apricus’ information technology infrastructure or any failure in the operation of this infrastructure could harm its business.
Despite Apricus’ implementation of security measures, its systems and those of its business partners may be vulnerable to damages from cyber-attacks, computer viruses, natural disasters, unauthorized access, telecommunication and electrical failures, and other similar disruptions. Apricus’ business is also potentially vulnerable to break-ins, sabotage and intentional acts of vandalism by third parties as well as employees. Any system failure, accident or security breach could result in disruptions to its operations, could lead to the loss of trade secrets or other intellectual property, could lead to the public exposure of personal information of its employees, clinical trial participants and others, and could result in a material disruption to its clinical and commercialization activities and business operations. To the extent that any disruption or security breach results in a loss or damage to Apricus’ data, or inappropriate disclosure of confidential information, it could harm its business and cause Apricus to incur liability. In addition, Apricus may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.
If Apricus fails to attract and retain senior management and key scientific personnel, it may be unable to successfully operate its business.
Apricus’ success depends, in part, on its ability to attract, retain and motivate highly qualified management and scientific personnel and on its ability to develop and maintain important relationships with healthcare providers, clinicians and scientists. Apricus is highly dependent upon its senior management and scientific staff. Apricus has incurred attrition at the senior management level in the past, and although it has employment agreements with five of its executives, these agreements are generally terminable at will at any time, and, therefore, Apricus may not be able to retain their services as expected. The loss of services of one or more members of Apricus’ senior management and scientific staff could delay or prevent Apricus from successfully operating its business. Competition for qualified personnel in the biotechnology and pharmaceuticals field is intense, particularly in the San Diego, California area, where Apricus’ offices are located. Apricus may need to hire additional personnel to support development efforts for current or future product candidates. Apricus may not be able to attract and retain qualified personnel on acceptable terms.
Apricus’ ability to maintain, expand or renew existing business relationships and to establish new business relationships, particularly in the drug development sector, also depends on its ability to subcontract and retain scientific staff with the skills necessary to keep pace with continuing changes in drug development technologies.
From time to time Apricus is subject to various legal proceedings, which could expose it to significant liabilities.*
Apricus, as well as certain of its officers and distributors, are subject, from time to time, to a number of legal proceedings, such as the ongoing litigation with Majorelle. Litigation is inherently unpredictable, and any claims and disputes may result in significant legal fees and expenses regardless of merit and could divert management’s time and other resources. If Apricus is unable to successfully defend or settle any claims asserted against it, Apricus could be liable for damages and be required to alter or cease certain of its business practices or product lines. Any of these outcomes could cause its business, financial performance and cash position to be negatively impacted. There is no guarantee of a successful result in any of these lawsuits regardless of merit, either in defending these claims or in pursuing counterclaims.
Apricus is exposed to potential risks from legislation requiring companies to evaluate internal controls over financial reporting.
The Sarbanes-Oxley Act requires that Apricus report annually on the effectiveness of its internal controls over financial reporting. Among other things, Apricus must perform systems and processes evaluation testing. This includes an assessment of its internal controls to allow management to report on, and its independent public accounting firm to attest to, Apricus’ internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with its compliance efforts, Apricus has incurred and expects to continue to incur or expend, substantial accounting and other expenses and significant management time and resources. Further, Apricus has previously identified and disclosed material weaknesses existed in its internal control over financial reporting over the accounting for and disclosures of technical accounting matters in the consolidated financial statements and effective monitoring and oversight over the controls in the financial reporting process. While its management concluded that Apricus remediated these previous material weaknesses, there can be no assurances that Apricus’ future assessments, or the future assessments by its independent registered public accounting firm, will not reveal further material weaknesses in its internal controls. If material weaknesses are identified in the future Apricus would be required to conclude that its internal controls over financial reporting are ineffective, which would likely require additional financial and management resources and could adversely affect the market price of its common stock.
If Apricus fails to comply with its obligations in its intellectual property licenses and funding arrangements with third parties, Apricus could lose rights that are important to its business.
Apricus is party to a license agreement with Allergan that imposes diligence, development and commercialization timelines, royalty, insurance and other obligations on Apricus. Under its existing licensing agreement, and upon approval, if any, of Vitaros in the United States, Apricus is obligated to pay royalties on net product sales of U.S. Vitaros to the extent they are covered by the agreements. If Apricus fails to comply with its obligations, Allergan may have the right to terminate this agreement, in which event Apricus might not be able to develop, manufacture or market the product covered by this agreement and may face other penalties under the agreement. Such an occurrence could materially adversely affect the value of product candidates being developed using rights licensed to Apricus under any such agreement. Termination of this agreement or reduction or elimination of its rights under this agreement may result in Apricus having to negotiate new or reinstated agreements with less favorable terms, or cause Apricus to lose its rights under this agreement, including its rights to important intellectual property or technology.
Apricus may enter into license agreements in the future that could impose diligence, development and commercialization timelines, milestone payments, royalty, insurance and other obligations.
Industry Risks
Instability and volatility in the financial markets in the global economy could have a negative impact on Apricus’ ability to raise necessary funds.
During the past several years, there has been substantial volatility in financial markets due in part to the global economic environment. In addition, there has been substantial uncertainty in the capital markets and access to financing is uncertain. If these conditions continue, they are likely to have an adverse effect on Apricus’ industry and business, including Apricus’ financial condition, results of operations and cash flows.
Apricus expects to need to raise capital through equity sales and/or incur indebtedness, if available, to finance operations. However, volatility in the capital markets may have an adverse effect on Apricus’ ability to fund its business strategy through sales of capital stock or through borrowings, in the public or private markets on terms that Apricus believes to be reasonable, if at all.
Changes in trends in the pharmaceutical and biotechnology industries, including difficult market conditions, could adversely affect Apricus’ operating results.

Industry trends and economic and political factors that affect pharmaceutical, biotechnology and medical device companies also affect Apricus’ business. In the past, mergers, product withdrawals, liability lawsuits and other factors in the pharmaceutical industry have slowed decision-making by pharmaceutical companies and delayed drug development projects. Continuation or increases in these trends could have an adverse effect on Apricus’ business.
The biotechnology, pharmaceutical and medical device industries generally, and more specifically drug discovery and development, are subject to increasingly rapid technological changes. Apricus’ competitors might develop technologies, services or products that are more effective or commercially attractive than Apricus’ current or future technologies, services or products, or that render its technologies, services or products less competitive or obsolete. If competitors introduce superior technologies, services or products and Apricus cannot make enhancements to its technologies, services or products to remain competitive, its competitive position, and in turn its business, revenue and financial condition, would be materially and adversely affected.
Apricus is subject to numerous and complex government regulations which could result in delay and expense.
Governmental authorities in the United States and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of Apricus’ proposed product candidates. None of Apricus’ proprietary products under development have been approved for marketing in the United States. Before any products Apricus develops are marketed, FDA and comparable foreign agency approval must be obtained through an extensive clinical study and approval process.
The failure to obtain requisite governmental approvals for its product candidates under development in a timely manner, or at all, would delay or preclude Apricus and its licensees from marketing Apricus’ product candidates or limit the commercial use of its product candidates, which could adversely affect Apricus’ business, financial condition and results of operations. For instance, the FDA issued the 2008 CRL for the Vitaros NDA and Apricus received the 2018 CRL from the FDA in February 2018 following its resubmission of the Vitaros NDA in August 2017. As a result, Apricus currently has no revenue-generating assets and there is doubt as to when, if ever, Apricus will be able to generate revenues in the future.
Because certain of Apricus’ product candidates may also be sold and marketed outside the United States, Apricus and/or its licensees may be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. The failure to meet each foreign country’s requirements could delay the introduction of Apricus’ proposed product candidates in the respective foreign country and limit its revenues from sales of its proposed product candidates in foreign markets.
Apricus faces uncertainty related to healthcare reform, pricing and reimbursement, which could reduce its future revenue.
In the United States and some foreign jurisdictions, there have been, and Apricus expects there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of Apricus’ product candidates, restrict or regulate post-approval activities and affect Apricus’ ability to profitably sell Vitaros or any product candidates for which it obtains marketing approval.
For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, collectively the Affordable Care Act, was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Among the provisions of the Affordable Care Act of importance to Apricus’ potential product candidates are the following:

•	an annual, nondeductible fee payable by any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which, through subsequent legislative amendments, was increased to 70%, off negotiated prices of applicable brand drugs to eligible beneficiaries under their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

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a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. Apricus expects that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Most recently, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act. However, Apricus cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on Apricus.
In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of two percent per fiscal year, which went into effect on April 1, 2013, and due to subsequent legislative amendments, will remain in effect through 2025, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. These new laws and the regulations and policies implementing them, as well as other healthcare reform measures that may be adopted in the future, may have a material adverse effect on Apricus’ industry generally and on Apricus’ ability to successfully develop and commercialize its products, if approved.
If coverage for Apricus’ products is not available, reimbursement for its products is substantially less than Apricus expects in the future, or rebate obligations associated with them are substantially increased, Apricus’ business could be materially and adversely impacted. Further, numerous foreign governments are also undertaking efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies.

Sales of Apricus’ current or any future product candidates, if approved, would depend in part on the availability of coverage and reimbursement from third-party payors such as United States and foreign government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. Further federal and state proposals and healthcare reforms are likely that could limit the prices that can be charged for the product candidates that Apricus develops and may further limit Apricus’ commercial opportunity. There may be future changes that result in reductions in current coverage and reimbursement levels for Apricus’ products and Apricus cannot predict the scope of any future changes or the impact that those changes would have on its operations.
Adoption by the medical community of Apricus’ product candidates, if approved, may be limited if third-party payors will not offer coverage. Cost control initiatives may decrease coverage and payment levels for drugs, which in turn would negatively affect the price that Apricus will be able to charge. Apricus is unable to predict all changes to the coverage or reimbursement methodologies that will be applied by private or government payors to any product candidate Apricus has in development. Any denial of private or government payor coverage or inadequate reimbursement for Apricus’ products could harm its business and reduce its revenue.
Delays in clinical trials are common and have many causes, and if Apricus’ future development partners experience significant delays in the clinical development and regulatory approval of Apricus’ product candidates, Apricus’ business may be substantially harmed.
Apricus’ future partners may experience delays in commencing and completing clinical trials of Apricus’ product candidates. Apricus does not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Clinical trials may be delayed for a variety of reasons, including delays related to:

•	the availability of financial resources for Apricus’ partners to commence and complete the planned clinical trials;

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reaching agreement on acceptable terms and pricing with prospective contract research organizations (“CROs”) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	obtaining independent institutional review board (“IRB”) approval at each clinical trial site;

•	obtaining regulatory approval to commence clinical trials in each country;

•	recruiting a sufficient number of eligible patients to participate in a clinical trial;

•	having patients complete a clinical trial or return for post-treatment follow-up;

•	clinical trial sites deviating from trial protocol or dropping out of a trial;

•	adding new clinical trial sites; or

•	manufacturing sufficient quantities of Apricus’ product candidate(s) for use in clinical trials.
Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages or potential side effects of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for such indications.
Apricus could encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of Apricus’ product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by Apricus, the IRBs in the institutions in which such trials are being conducted, the Data Monitoring Committee for such trial (if included), or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Apricus’ clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Furthermore, Apricus relies on CROs and clinical trial sites to ensure the proper and timely conduct of Apricus’ clinical trials. While Apricus has agreements governing the CROs’ services, Apricus has limited influence over their actual performance. If Apricus experiences termination of, or delays in the completion of, any clinical trial of its product candidates, the commercial prospects for Apricus’ product candidates will be harmed, and its ability to generate product revenues will be delayed. In addition, any delays in completing Apricus’ clinical trials will increase its costs, slow down Apricus’ product development and approval process and jeopardize Apricus’ ability to commence product sales and generate revenues from its product candidates. Any of these occurrences may harm Apricus’ business, prospects, financial condition and results of operations. Furthermore, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Apricus’ product candidates.
If Apricus is unable to obtain regulatory approval of its current or future product candidates, Apricus will not be able to commercialize its product candidates and Apricus’ business will be adversely impacted.
If Apricus fails to obtain regulatory approval to market its product candidates, Apricus will be unable to sell its product candidates, which will impair its ability to generate additional revenues. To receive approval, Apricus must, among other things, demonstrate with substantial evidence from clinical trials, to the satisfaction of the FDA, that the product candidate is both safe and effective for each indication for which approval is sought. Failure can occur in any stage of development. Satisfaction of the approval requirements is unpredictable but typically takes several years following the commencement of clinical trials, and the time and money needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. Apricus cannot predict if or when its existing and planned clinical trials will generate the data necessary to support an NDA and if, or when, Apricus might receive regulatory approvals for its product candidates. For example, an NDA was previously submitted for Vitaros, but the 2018 CRL identified certain deficiencies with the application.
Apricus’ product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Apricus’ clinical trials;

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Apricus may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that Apricus’ product candidates are safe and effective for any of the proposed indications;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•	Apricus may be unable to demonstrate that its product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA or comparable foreign regulatory authorities may disagree with Apricus’ interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of Apricus’ product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which Apricus contracts for clinical and commercial supplies;

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Apricus’ clinical data insufficient for approval; and

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even after following regulatory guidance or advice, the FDA or comparable foreign regulatory authorities may still reject Apricus’ ultimate regulatory submissions since their guidance is generally considered non-binding and the regulatory authorities have the authority to revise or adopt new and different guidance at any time.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in Apricus’ failure to obtain regulatory approval to market its product candidates, which would significantly harm its business, prospects, financial condition and results of operations. In addition, any approvals that Apricus obtains may not cover all of the clinical indications for which Apricus is seeking approval, or could contain significant limitations in the form of narrow indications, warnings, precautions or contra-indications with respect to conditions of use. In such event, Apricus’ ability to generate revenues would be greatly reduced and Apricus’ business would be harmed.
Apricus has limited experience using the 505(b)(2) regulatory pathway to submit an NDA or any similar drug approval filing to the FDA, and Apricus cannot be certain that any of its product candidates will receive regulatory approval.
If the FDA does not conclude that certain of Apricus’ product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such product candidates under Section 505(b)(2) are not as Apricus expects, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.
Apricus is developing proprietary product candidates for which Apricus may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act, or FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to Apricus under the FDCA, would allow an NDA Apricus submits to FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for Apricus’ product candidates by potentially decreasing the amount of clinical data that Apricus would need to generate in order to obtain FDA approval. If the FDA does not allow Apricus to pursue the Section 505(b)(2) regulatory pathway as anticipated, Apricus may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for these product candidates, and complications and risks associated with these product candidates, would likely substantially increase. Apricus could need to obtain more additional funding, which could result in significant dilution to the ownership interests of Apricus’ then existing stockholders to the extent Apricus issues equity securities or convertible debt. Apricus cannot assure you that it would be able to obtain such additional financing on terms acceptable to Apricus, if at all. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than Apricus’ product candidates, which would likely materially adversely impact Apricus’ competitive position and prospects. Even if Apricus is allowed to pursue the Section 505(b)(2) regulatory pathway, Apricus cannot assure you that its product candidates will receive the requisite approvals for commercialization.
In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain brand-name pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that Apricus submits under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)

(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of Apricus’ NDAs for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products. If successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if Apricus is able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.
Moreover, even if Apricus’ product candidates are approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the products may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.
Even if Apricus receives regulatory approval for its product candidates, Apricus will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Apricus’ product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and Apricus may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.
Any regulatory approvals that Apricus receives for its product candidates may contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require additional risk management activities and labeling which may limit distribution or patient/prescriber uptake. An example would be the requirement of a risk evaluation and mitigation strategy in order to approve Apricus’ product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Apricus’ product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and record-keeping for Apricus’ product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, and registration. Apricus is also required to maintain continued compliance with cGMP requirements and GCPs requirements for any clinical trials that Apricus conducts post-approval. Later discovery of previously unknown problems with Apricus’ product candidates or other manufacturers’ products in the same class, including adverse events of unanticipated severity or frequency, or with Apricus’ third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of Apricus’ product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Apricus or suspension or revocation of license approvals;

•	product seizure or detention, or refusal to permit the import or export of Apricus’ product candidates; and

•	injunctions or the imposition of civil or criminal penalties.
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Apricus’ product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and spur innovation, but its ultimate implementation is unclear. If Apricus is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Apricus is not able to maintain regulatory compliance, Apricus may lose any marketing approval that it may have obtained and Apricus may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition and results of operations.
Apricus also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact Apricus’ business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including Executive Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, Apricus’ business may be negatively impacted.
Apricus’ relationships with investigators, health care professionals, consultants, third-party payors, and customers are subject to applicable healthcare regulatory laws, which could expose Apricus to penalties.
Apricus’ business operations and arrangements with investigators, healthcare professionals, consultants, marketing partners, third-party payors and customers, may expose Apricus to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which Apricus conducts its operations, including how it researches, markets, sells and distributes its products and product candidates for which Apricus obtains marketing approval. Such laws include:

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the federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act of 1986, as amended (the “False Claims Act”);

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the federal False Claims Act, which imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payment Sunshine Act, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members and payments or other “transfers of value” to such physician owners (manufacturers are required to submit reports to the government by the 90th day of each calendar year); and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Apricus’ business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Apricus’ business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If Apricus’ operations are found to be in violation of any of these or any other health regulatory laws that may apply to it, Apricus may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Apricus’ operations, any of which could adversely affect Apricus’ ability to operate its business and its results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if Apricus is successful in defending against any such actions that may be brought against it, Apricus’ business may be impaired.
Apricus’ product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Undesirable side effects caused by Apricus’ product candidates could cause Apricus or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. Results of Apricus’ trials could reveal a high and unacceptable severity and prevalence of undesirable side effects. In such an event, Apricus’ trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order Apricus to cease further development of or deny approval of Apricus’ product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm Apricus’ business, financial condition and prospects significantly.
Additionally if one or more of Apricus’ product candidates receives marketing approval, and Apricus or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•	Apricus may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	Apricus could be sued and held liable for harm caused to patients; and

•	Apricus’ reputation may suffer.

Any of these events could prevent Apricus from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm its business, results of operations and prospects.
Apricus’ employees, independent contractors, principal investigators, CROs, consultants, commercial partners and vendors are subject to a number of regulations and standards.
Apricus is exposed to the risk that employees, independent contractors, principal investigators, CROs, consultant and vendors may engage in fraudulent or other illegal activity for which Apricus may be held responsible. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Apricus that violates: (1) the laws of the FDA and other similar foreign regulatory bodies; including those laws that require the reporting of true, complete and accurate information to the FDA and other similar foreign regulatory bodies, (2) manufacturing standards, (3) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or (4) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, activities with principal investigators and research subjects, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. If Apricus obtains FDA approval for any of its product candidates and begins commercializing those products in the United States, Apricus’ potential exposure under such laws will increase significantly, and Apricus’ costs associated with compliance with such laws are also likely to increase. If any such actions are instituted against Apricus, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Apricus’ business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could adversely affect its ability to operate its business and its results of operations.
Apricus will rely on third parties to conduct additional preclinical studies and clinical trials. These third parties may not perform as contractually required or expected and issues may arise that could delay the completion of clinical trials and impact regulatory approval of Apricus’ product candidates.
Apricus sometimes relies on third parties, such as CROs, medical institutions, academic institutions, clinical investigators and contract laboratories to conduct Apricus’ preclinical studies and clinical trials. Apricus is responsible for confirming that its preclinical studies are conducted in accordance with applicable regulations and that each of its clinical trials is conducted in accordance with its general investigational plan and protocol. The FDA and the European Medicines Agency require Apricus to comply with good laboratory practices for conducting and recording the results of Apricus’ preclinical studies and GCP, for conducting, monitoring, recording and reporting the results of clinical trials to assure that the data gathered and reported results are accurate and that the clinical trial participants are adequately protected. Apricus’ reliance on third parties does not relieve it of these responsibilities. If the third parties conducting Apricus’ clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines, fail to comply with GCP, do not adhere to Apricus’ clinical trial protocols or otherwise fail to generate reliable clinical data, Apricus may need to enter into new arrangements with alternative third parties and Apricus’ clinical trials may be more costly than expected or budgeted, extended, delayed or terminated or may need to be repeated, and Apricus may not be able to obtain regulatory approval for or commercialize the product candidate being tested in such trials.
Apricus’ CROs may also have relationships with other commercial entities, including Apricus’ competitors, for whom they may also be conducting clinical studies or other drug development activities that could harm Apricus’ competitive position. If Apricus’ CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Apricus’ clinical protocols or regulatory requirements, or for any other reasons, Apricus’ clinical studies may be extended, delayed or terminated and Apricus may not be able to obtain regulatory approval for, or successfully commercialize its product candidates.

Apricus does not currently have any long-term agreements with contract manufacturers. If Apricus’ future contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, Apricus may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm Apricus’ business.
Recent U.S. tax legislation may materially adversely affect Apricus’ financial condition, results of operations and cash flows.
Recently-enacted U.S. tax legislation has significantly changed the U.S. federal income taxation of U.S. corporations, including by reducing the U.S. corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, imposing a one-time transition tax (or “repatriation tax”) on all undistributed earnings and profits of certain U.S.-owned foreign corporations, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Many of these changes are effective immediately, without any transition periods or grandfathering for existing transactions. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service (“IRS”), any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.
While Apricus’ analysis and interpretation of this legislation is ongoing, based on Apricus’ current evaluation, Apricus has reflected a write-down of its deferred income tax assets (including the value of Apricus’ net operating loss carryforwards and its tax credit carryforwards) due to the reduction of the U.S. corporate income tax rate. Apricus recorded a reduction of $19.5 million in the fourth quarter of 2017 related to the revaluation of Apricus’ deferred tax assets, which did not result in additional tax expense in that quarter since Apricus maintained a full valuation allowance on its deferred tax assets. This amount may be subject to further adjustment in subsequent periods throughout 2018 in accordance with subsequent interpretive guidance issued by the SEC or the IRS. Further, there may be other material adverse effects resulting from the legislation that Apricus has not yet identified.
While some of the changes made by the tax legislation may adversely affect Apricus in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. Apricus continues to work with its tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on Apricus. Apricus urges its investors to consult with their legal and tax advisors with respect to such legislation.
Risks Related to Owning Apricus Common Stock
If Apricus is not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Market, Nasdaq could delist Apricus common stock.
Apricus common stock is currently listed on Nasdaq. In order to maintain that listing, Apricus must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that Apricus will be able to comply with the applicable listing standards.
On June 2, 2016, Apricus received a notice from Nasdaq stating that Apricus was not in compliance with Nasdaq Listing Rule 5550(b)(2) because its market value of listed securities (“MVLS”) was below $35 million for the previous thirty (30) consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3), Apricus was granted a 180 calendar day compliance period until November 29, 2016, to regain compliance with the minimum MVLS requirement. Compliance can be achieved by meeting the $35 million MVLS requirement for a minimum of 10 consecutive business days during the 180 calendar day compliance period, maintaining a stockholders’ equity value of at least $2.5 million, or meeting the requirement of net income of at least $500,000 for two of the last three fiscal years. On February 8, 2017, Apricus was notified that its request for continued listing on Nasdaq pursuant to an extension through May 30, 2017 to evidence compliance with all applicable criteria for continued listing on Nasdaq was granted.

On May 2, 2017, Apricus was notified by Nasdaq that Apricus had evidenced full compliance with all criteria for continued listing on Nasdaq and the matter has now been closed.
On April 10, 2018, Apricus received a written notification from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), as the closing bid price for its common stock had been below $1.00 per share for 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), Apricus was granted a 180 calendar day compliance period, or until October 8, 2018, to regain compliance with the minimum bid price requirement.
In the event that Apricus common stock is delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, trading of Apricus common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, Apricus common stock, and there would likely also be a reduction in Apricus’ coverage by securities analysts and the news media, which could cause the price of Apricus common stock to decline further. Also, it may be difficult for Apricus to raise additional capital if it is not listed on a major exchange. In addition, following delisting, unless Apricus’ shares of common stock were immediately thereafter trading on the OTC Bulletin Board or the OTCQB or OTCQX market places of the OTC Markets, Apricus would no longer be able to sell shares to Aspire Capital under the Purchase Agreement.
Apricus may issue additional shares of its capital stock that could dilute the value of your shares of common stock.
Apricus is authorized to issue 70,000,000 shares of its capital stock, consisting of 60,000,000 shares of common stock and 10,000,000 shares of preferred stock. Apricus currently has an effective shelf registration statement on Form S-3 filed with the SEC under which it may offer from time to time any combination of debt securities, common and preferred stock and warrants.
Apricus may finance its cash needs through a combination of private and public equity financings, debt financings, collaborations, strategic alliances and licensing arrangements. In light of its future capital needs, Apricus may also issue additional shares of common stock at or below current market prices or issue convertible securities. Apricus may also issue shares of common stock or preferred stock in connection with strategic transactions. These issuances would dilute the book value of existing stockholders common stock and could depress the value of Apricus common stock.
Apricus currently has a limited number of unissued shares of common stock authorized for issuance pursuant to its articles of incorporation, which will limit Apricus’ ability to issue shares in a financing transaction, as compensation to Apricus’ officers, directors, employees or consultants or as consideration in a strategic transaction.
Apricus’ articles of incorporation authorize its board of directors to issue up to 60,000,000 shares of common stock. As of August 6, 2018, there were 23,441,449 shares of common stock issued and outstanding and 36,558,551 shares available for future issuance. Unless and until Apricus receives board of directors and stockholder approval to amend the articles of incorporation to increase the total number of shares that may be issued, Apricus will be limited in its ability to issue shares of common stock in a financing transaction, as compensation to its officers, directors, employees or consultants or as consideration in a strategic transaction. Such limitation will adversely impact Apricus’ business.
Apricus is vulnerable to volatile stock market conditions.
The market prices for securities of biopharmaceutical and biotechnology companies, including Apricus’, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of Apricus’ relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by Apricus or others and general market conditions concerning Apricus, its competitors or other biopharmaceutical companies, may have a significant effect on the market price of its common stock. In the past, when the market price of a stock has been volatile, holders of that stock have been more likely to initiate securities class action litigation against the company that issued the stock. If any of Apricus’ stockholders brought such a lawsuit against it, Apricus could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of Apricus management.
Apricus does not expect to pay dividends on its common stock in the foreseeable future.
Although Apricus’ stockholders may in the future receive dividends if and when declared by Apricus’ board of directors (subject to limitations under applicable law), Apricus does not intend to declare dividends on its common stock in the foreseeable future. Therefore, you should not purchase Apricus common stock if you need immediate or future income by way of dividends from your investment.
Risks Related to Seelos
Seelos is a clinical-stage company, has a very limited operating history, is not currently profitable, does not expect to become profitable in the near future and may never become profitable.
Seelos is a clinical-stage biopharmaceutical company. Since Seelos’ incorporation, it has focused primarily on the development and acquisition of clinical-stage therapeutic candidates. All of Seelos’ therapeutic candidates are in the clinical development stage and none of Seelos’ therapeutic candidates has been approved for marketing or are being marketed or commercialized.
As a result, Seelos has no meaningful historical operations upon which to evaluate Seelos’ business and prospects and has not yet demonstrated an ability to obtain marketing approval for any of its product candidates or successfully overcome the risks and uncertainties frequently encountered by companies in the biopharmaceutical industry. Seelos also has not generated any revenues from collaboration and licensing agreements or product sales to date, and continues to incur significant research and development and other expenses. As a result, Seelos has not been profitable and has incurred significant operating losses in every reporting period since its inception. For the year ended December 31, 2017, Seelos reported a net loss of $1.1 million and had an accumulated deficit of $1.3 million as of December 31, 2017.
For the foreseeable future, Seelos expects to continue to incur losses, which will increase significantly from historical levels as Seelos expands its drug development activities, seeks partnering regulatory approvals for its product candidates and begins to commercialize them if they are approved by the U.S. Food and Drug Administration (the “FDA”) the European Medicines Agency (the “EMA”) or comparable foreign authorities. Even if Seelos succeeds in developing and commercializing one or more product candidates, Seelos may never become profitable.
Seelos is dependent on the success of one or more of Seelos’ current product candidates and Seelos cannot be certain that any of them will receive regulatory approval or be commercialized.
Seelos has spent significant time, money and effort on the licensing and development of its core assets, SLS-002 and SLS-006 and its earlier-stage assets, SLS-008, SLS-010 and SLS-012. To date, no pivotal clinical trials designed to provide clinically and statistically significant proof of efficacy, or to provide sufficient evidence of safety to justify approval, have been completed with any of Seelos’ product candidates. All of Seelos’ product candidates will require additional development, including clinical trials as well as further preclinical studies to evaluate their toxicology, carcinogenicity and pharmacokinetics and optimize their formulation, and regulatory clearances before they can be commercialized. Positive results obtained during early development do not necessarily mean later development will succeed or that regulatory clearances will be obtained. Seelos’ drug development efforts may not lead to commercial drugs, either because Seelos’ product candidates fail to be safe and effective or because Seelos has inadequate financial or other resources to advance Seelos’ product candidates through the clinical development and approval processes. If any of Seelos’ product candidates fail to demonstrate safety or efficacy at any time or during any phase of development, Seelos would experience potentially significant delays in, or be required to abandon, development of the product candidate.
Seelos does not anticipate that any of its current product candidates will be eligible to receive regulatory approval from the FDA, the EMA or comparable foreign authorities and begin commercialization for a number of years, if ever. Even if Seelos ultimately receives regulatory approval for any of these product candidates, Seelos or its potential future partners, if any, may be unable to commercialize them successfully for a variety of reasons. These include, for example, the availability of alternative treatments, lack of cost-effectiveness, the cost of manufacturing the product on a commercial scale and competition with other drugs. The success of Seelos’ product candidates may also be limited by the prevalence and severity of any adverse side effects. If Seelos fails to commercialize one or more of its current product candidates, Seelos may be unable to generate sufficient revenues to attain or maintain profitability, and Seelos’ financial condition and stock price may decline.
If development of Seelos’ product candidates does not produce favorable results, Seelos and its collaborators, if any, may be unable to commercialize these products.
To receive regulatory approval for the commercialization of Seelos’ core assets, SLS-002 and SLS-006 and its earlier-stage assets, SLS-008, SLS-010 and SLS-012, or any other product candidates that Seelos may develop, adequate and well-controlled clinical trials must be conducted to demonstrate safety and efficacy in humans to the satisfaction of the FDA, the EMA and comparable foreign authorities. In order to support marketing approval, these agencies typically require successful results in one or more Phase 3 clinical trials, which Seelos’ current product candidates have not yet reached and may never reach. The development process is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the process. Seelos may experience numerous unforeseen events during, or as a result of, the development process that could delay or prevent commercialization of Seelos’ current or future product candidates, including the following:

•	clinical trials may produce negative or inconclusive results;

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preclinical studies conducted with product candidates during clinical development to, among other things, evaluate their toxicology, carcinogenicity and pharmacokinetics and optimize their formulation may produce unfavorable results;

•	patient recruitment and enrollment in clinical trials may be slower than Seelos anticipates;

•	costs of development may be greater than Seelos anticipates;

•	Seelos’ product candidates may cause undesirable side effects that delay or preclude regulatory approval or limit their commercial use or market acceptance, if approved;

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collaborators who may be responsible for the development of Seelos’ product candidates may not devote sufficient resources to these clinical trials or other preclinical studies of these candidates or conduct them in a timely manner; or

•	Seelos may face delays in obtaining regulatory approvals to commence one or more clinical trials.
Success in early development does not mean that later development will be successful because, for example, product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy despite having progressed through initial clinical trials.
Seelos has licensed or acquired all of the intellectual property related to its product candidates from third parties. All clinical trials, preclinical studies and other analyses performed to date with respect to Seelos’ product candidates have been conducted by their original owners. Therefore, as a company, Seelos has limited experience in conducting clinical trials for its product candidates. Since Seelos’ experience with its product candidates is limited, Seelos will need to train its existing personnel and hire additional personnel in order to successfully administer and manage its clinical trials and other studies as planned, which may result in delays in completing such planned clinical trials and preclinical studies. Moreover, to date Seelos’ product candidates have been tested in less than the number of patients that will likely need to be studied to obtain regulatory approval. The data collected from clinical trials with larger patient populations may not demonstrate sufficient safety and efficacy to support regulatory approval of these product candidates.
Seelos currently does not have strategic collaborations in place for clinical development of any of its current product candidates. Therefore, in the future, Seelos or any potential future collaborative partner will be responsible for establishing the targeted endpoints and goals for development of its product candidates. These targeted endpoints and goals may be inadequate to demonstrate the safety and efficacy levels required for regulatory approvals. Even if Seelos believes data collected during the development of its product candidates are promising, such data may not be sufficient to support marketing approval by the FDA, the EMA or comparable foreign authorities. Further, data generated during development can be interpreted in different ways, and the FDA, the EMA or comparable foreign authorities may interpret such data in different ways than Seelos or Seelos’ collaborators. Seelos’ failure to adequately demonstrate the safety and efficacy of Seelos’ product candidates would prevent Seelos’ receipt of regulatory approval, and ultimately the potential commercialization of these product candidates.
Since Seelos does not currently possess the resources necessary to independently develop and commercialize its product candidates or any other product candidates that Seelos may develop, Seelos may seek to enter into collaborative agreements to assist in the development and potential future commercialization of some or all of these assets as a component of Seelos’ strategic plan. However, Seelos’ discussions with potential collaborators may not lead to the establishment of collaborations on acceptable terms, if at all, or it may take longer than expected to establish new collaborations, leading to development and potential commercialization delays, which would adversely affect Seelos’ business, financial condition and results of operations.
Seelos expects to continue to incur significant research and development expenses, which may make it difficult for Seelos to attain profitability.
Seelos expects to expend substantial funds in research and development, including preclinical studies and clinical trials of its product candidates, and to manufacture and market any product candidates in the event they are approved for commercial sale. Seelos also may need additional funding to develop or acquire complementary companies, technologies and assets, as well as for working capital requirements and other operating and general corporate purposes. Moreover, Seelos’ planned increases in staffing will dramatically increase Seelos’ costs in the near and long-term.
However, Seelos’ spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. Due to Seelos’ limited financial and managerial resources, Seelos must focus on a limited number of research programs and product candidates and on specific indications. Seelos’ resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities.
Because the successful development of Seelos’ product candidates is uncertain, Seelos is unable to precisely estimate the actual funds Seelos will require to develop and potentially commercialize them. In addition, Seelos may not be able to generate sufficient revenue, even if Seelos is able to commercialize any of its product candidates, to become profitable.
The opinion of Seelos’ independent registered public accounting firm assumed Seelos’ ability to continue as a going concern, and Seelos must raise additional funds to finance its operations to remain a going concern.
Based on its cash balances, recurring losses since inception and inadequacy of existing capital resources to fund planned operations for a twelve-month period, Seelos’ independent registered public accounting firm has included an emphasis of matter paragraph in its report on Seelos’ financial statements as of and for the years ended December 31, 2017 and December 31, 2016 assuming Seelos’ ability to continue as a going concern. Seelos will, during the remainder of 2018 and 2019, require significant additional funding to continue operations even after taking into account the financing that is expected to take place immediately prior to or concurrently with the completion of the merger. If Seelos is unable to raise additional funds when needed, it will not be able to continue development of its product candidates, or Seelos will be required to delay, scale back or eliminate some or all of its development programs or cease operations. Any additional equity or debt financing that Seelos is able to obtain may be dilutive to its current stockholders and debt financing, if available, may involve restrictive covenants or unfavorable terms. If Seelos raises funds through collaborative or licensing arrangements, it may be required to relinquish, on terms that are not favorable to Seelos, rights to some of its technologies or product candidates that it would otherwise seek to develop or commercialize. Moreover, if Seelos is unable to continue as a going concern, it may be forced to liquidate its assets and the values it receives for its assets in liquidation or dissolution could be significantly lower than the values reflected in its financial statements.

Given Seelos’ lack of current cash flow, Seelos will need to raise additional capital; however, it may be unavailable to Seelos or, even if capital is obtained, may cause dilution or place significant restrictions on Seelos’ ability to operate its business.
Since Seelos will be unable to generate sufficient, if any, cash flow to fund its operations for the foreseeable future, Seelos will need to seek additional equity or debt financing to provide the capital required to maintain or expand its operations.
There can be no assurance that Seelos will be able to raise sufficient additional capital on acceptable terms or at all. If such additional financing is not available on satisfactory terms, or is not available in sufficient amounts, Seelos may be required to delay, limit or eliminate the development of business opportunities and its ability to achieve its business objectives, its competitiveness, and its business, financial condition and results of operations may be materially adversely affected. In addition, Seelos may be required to grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. Seelos’ inability to fund its business could lead to the loss of your investment.
Seelos’ future capital requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and cost of its clinical trials, preclinical studies and other related activities;

•	its ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of its current or future product candidates;

•	the number and characteristics of the product candidates it seeks to develop or commercialize;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of its product candidates;

•	the cost of commercialization activities if any of its current or future product candidates are approved for sale, including marketing, sales and distribution costs;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the amount of revenue, if any, received from commercial sales of its product candidates, should any of its product candidates receive marketing approval; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing possible patent claims, including litigation costs and the outcome of any such litigation.
If Seelos raises additional capital by issuing equity securities, the percentage ownership of its existing stockholders may be reduced, and accordingly these stockholders may experience substantial dilution. Seelos may also issue equity securities that provide for rights, preferences and privileges senior to those of its common stock. Given Seelos’ need for cash and that equity issuances are the most common type of fundraising for similarly situated companies, the risk of dilution is particularly significant for Seelos’ stockholders.
Seelos’ product candidates may cause undesirable side effects that could delay or prevent their regulatory approval or commercialization or have other significant adverse implications on Seelos’ business, financial condition and results of operations.
Undesirable side effects observed in clinical trials or in supportive preclinical studies with Seelos’ product candidates could interrupt, delay or halt their development and could result in the denial of regulatory approval by the

FDA, the EMA or comparable foreign authorities for any or all targeted indications or adversely affect the marketability of any such product candidates that receive regulatory approval. In turn, this could eliminate or limit Seelos’ ability to commercialize its product candidates.
Seelos’ product candidates may exhibit adverse effects in preclinical toxicology studies and adverse interactions with other drugs. There are also risks associated with additional requirements the FDA, the EMA or comparable foreign authorities may impose for marketing approval with regard to a particular disease.
Seelos’ product candidates may require a risk management program that could include patient and healthcare provider education, usage guidelines, appropriate promotional activities, a post-marketing observational study, and ongoing safety and reporting mechanisms, among other requirements. Prescribing could be limited to physician specialists or physicians trained in the use of the drug, or could be limited to a more restricted patient population. Any risk management program required for approval of Seelos’ product candidates could potentially have an adverse effect on Seelos’ business, financial condition and results of operations.
Undesirable side effects involving Seelos’ product candidates may have other significant adverse implications on Seelos’ business, financial condition and results of operations. For example:

•	Seelos may be unable to obtain additional financing on acceptable terms, if at all;

•	Seelos’ collaborators may terminate any development agreements covering these product candidates;

•
if any development agreements are terminated, Seelos may determine not to further develop the affected product candidates due to resource constraints and may not be able to establish additional collaborations for their further development on acceptable terms, if at all;

•
if Seelos were to later continue the development of these product candidates and receive regulatory approval, earlier findings may significantly limit their marketability and thus significantly lower Seelos’ potential future revenues from their commercialization;

•	Seelos may be subject to product liability or stockholder litigation; and

•	Seelos may be unable to attract and retain key employees.
In addition, if any of Seelos’ product candidates receive marketing approval and Seelos or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product, or Seelos or Seelos’ partners may decide to cease marketing and sale of the product voluntarily;

•
Seelos may be required to change the way the product is administered, conduct additional clinical trials or preclinical studies regarding the product, change the labeling of the product, or change the product’s manufacturing facilities; and

•	Seelos’ reputation may suffer.
Any of these events could prevent Seelos from achieving or maintaining market acceptance of the affected product and could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent Seelos from generating significant revenues from the sale of the product.
Seelos’ efforts to discover product candidates beyond Seelos’ current product candidates may not succeed, and any product candidates Seelos recommends for clinical development may not actually begin clinical trials.
Seelos intends to use its technology, including its licensed technology, knowledge and expertise to develop novel drugs to address some of the world’s most widespread and costly central nervous system, respiratory and other disorders, including orphan indications. Seelos intends to expand its existing pipeline of core assets by advancing drug compounds from current ongoing discovery programs into clinical development. However, the process of researching and discovering drug compounds is expensive, time-consuming and unpredictable. Data from Seelos’ current preclinical programs may not support the clinical development of its lead compounds or other compounds from these programs, and Seelos may not identify any additional drug compounds suitable for recommendation for clinical development. Moreover, any drug compounds Seelos recommends for clinical development may not demonstrate, through preclinical studies, indications of safety and potential efficacy that would support advancement into clinical trials. Such findings would potentially impede Seelos’ ability to maintain or expand Seelos’ clinical development pipeline. Seelos’ ability to identify new drug compounds and advance them into clinical development also depends upon Seelos’ ability to fund its research and development operations, and Seelos cannot be certain that additional funding will be available on acceptable terms, or at all.
Delays in the commencement or completion of clinical trials could result in increased costs to Seelos and delay Seelos’ ability to establish strategic collaborations.
Delays in the commencement or completion of clinical trials could significantly impact Seelos’ drug development costs. Seelos does not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including, but not limited to, delays related to:

•	obtaining regulatory approval to commence one or more clinical trials;

•	reaching agreement on acceptable terms with prospective third-party contract research organizations (“CROs”) and clinical trial sites;

•	manufacturing sufficient quantities of a product candidate or other materials necessary to conduct clinical trials;

•	obtaining institutional review board approval to conduct one or more clinical trials at a prospective site;

•	recruiting and enrolling patients to participate in one or more clinical trials; and

•	the failure of Seelos’ collaborators to adequately resource Seelos’ product candidates due to their focus on other programs or as a result of general market conditions.
In addition, once a clinical trial has begun, it may be suspended or terminated by Seelos, Seelos’ collaborators, the institutional review boards or data safety monitoring boards charged with overseeing Seelos’ clinical trials, the FDA, the EMA or comparable foreign authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or clinical protocols;

•	inspection of the clinical trial operations or clinical trial site by the FDA, the EMA or comparable foreign authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.
If Seelos experiences delays in the completion or termination of any clinical trial of its product candidates, the commercial prospects of Seelos’ product candidates will be harmed, and Seelos’ ability to commence product sales and generate product revenues from any of Seelos’ product candidates will be delayed. In addition, any delays in completing Seelos’ clinical trials will increase Seelos’ costs and slow down its product candidate development and approval process. Delays in completing Seelos’ clinical trials could also allow Seelos’ competitors to obtain marketing approval before Seelos does or shorten the patent protection period during which Seelos may have the exclusive right to commercialize its product candidates. Any of these occurrences may harm Seelos’ business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Seelos’ product candidates.

Results of earlier clinical trials may not be predictive of the results of later-stage clinical trials.
The results of preclinical studies and early clinical trials of product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy results despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to adverse safety profiles or lack of efficacy, notwithstanding promising results in earlier studies. Similarly, Seelos’ future clinical trial results may not be successful for these or other reasons.
This product candidate development risk is heightened by any changes in the planned clinical trials compared to the completed clinical trials. As product candidates are developed through preclinical to early to late stage clinical trials towards approval and commercialization, it is customary that various aspects of the development program, such as manufacturing and methods of administration, are altered along the way in an effort to optimize processes and results. While these types of changes are common and are intended to optimize the product candidates for late stage clinical trials, approval and commercialization, such changes carry the risk that they will not achieve these intended objectives.
Any of these changes could make the results of Seelos’ planned clinical trials or other future clinical trials Seelos may initiate less predictable and could cause Seelos’ product candidates to perform differently, including causing toxicities, which could delay completion of Seelos’ clinical trials, delay approval of its product candidates, and/or jeopardize Seelos’ ability to commence product sales and generate revenues.
If Seelos experiences delays in the enrollment of patients in its clinical trials, Seelos’ receipt of necessary regulatory approvals could be delayed or prevented.
Seelos may not be able to initiate or continue clinical trials for Seelos’ product candidates if Seelos is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other regulatory authorities. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications Seelos is investigating.
If Seelos fails to enroll and maintain the number of patients for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in Seelos’ clinical trials may result in increased development costs for Seelos’ product candidates, which would cause the value of Seelos to decline and limit its ability to obtain additional financing. Seelos’ inability to enroll a sufficient number of patients for any of its current or future clinical trials would result in significant delays or may require Seelos to abandon one or more clinical trials altogether.
Seelos intends to rely on third parties to conduct its preclinical studies and clinical trials and perform other tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, Seelos may not be able to obtain regulatory approval for or commercialize its product candidates and its business, financial condition and results of operations could be substantially harmed.
Seelos intends to rely upon third-party CROs, medical institutions, clinical investigators and contract laboratories to monitor and manage data for Seelos’ ongoing preclinical and clinical programs. Nevertheless, Seelos maintains responsibility for ensuring that each of Seelos’ clinical trials and preclinical studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and Seelos’ reliance on these third parties does not relieve Seelos of its regulatory responsibilities. Seelos and its CROs and other vendors are required to comply with current requirements on good manufacturing practices (“cGMP”) good clinical practices (“GCP”) and good laboratory practice (“GLP”) which are a collection of laws and regulations enforced by the FDA, the EMA and comparable foreign authorities for all of Seelos’ product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of preclinical study and clinical trial sponsors, principal investigators, preclinical study and clinical trial sites, and other contractors. If Seelos or any of its CROs or vendors fails to comply with applicable regulations, the data generated in Seelos’ preclinical studies and clinical trials may be deemed unreliable and the FDA, the EMA or comparable foreign authorities may require Seelos to perform additional preclinical studies and clinical trials before approving Seelos’ marketing applications. Seelos cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of Seelos’ clinical trials comply with GCP regulations. In addition, Seelos’ clinical trials must be conducted with products produced consistent with cGMP regulations. Seelos’ failure to comply with these regulations may require it to repeat clinical trials, which would delay the development and regulatory approval processes.
Seelos may not be able to enter into arrangements with CROs on commercially reasonable terms, or at all. In addition, Seelos’ CROs will not be Seelos’ employees, and except for remedies available to Seelos under its agreements with such CROs, Seelos will not be able to control whether or not they devote sufficient time and resources to Seelos’ ongoing preclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Seelos’ protocols, regulatory requirements, or for other reasons, Seelos’ clinical trials may be extended, delayed or terminated and Seelos may not be able to obtain regulatory approval for or successfully commercialize Seelos’ product candidates. CROs may also generate higher costs than anticipated. As a result, Seelos’ business, financial condition and results of operations and the commercial prospects for Seelos’ product candidates could be materially and adversely affected, its costs could increase, and its ability to generate revenue could be delayed.
Switching or adding additional CROs, medical institutions, clinical investigators or contract laboratories involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work replacing a previous CRO. As a result, delays occur, which can materially impact Seelos’ ability to meet its desired clinical development timelines. There can be no assurance that Seelos will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse effect on Seelos’ business, financial condition or results of operations.
Seelos’ product candidates are subject to extensive regulation under the FDA, the EMA or comparable foreign authorities, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize Seelos’ product candidates.
The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of Seelos’ product candidates are subject to extensive regulation by the FDA and other U.S. regulatory agencies, the EMA or comparable authorities in foreign markets. In the U.S., neither Seelos nor Seelos’ collaborators are permitted to market Seelos’ product candidates until Seelos or Seelos’ collaborators receive approval of a new drug application (“NDA”) from the FDA or receive similar approvals abroad. The process of obtaining these approvals is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Approval policies or regulations may change and may be influenced by the results of other similar or competitive products, making it more difficult for Seelos to achieve such approval in a timely manner or at all. Any guidance that may result from recent FDA advisory panel discussions may make it more expensive to develop and commercialize such product candidates. In addition, as a company, Seelos has not previously filed NDAs with the FDA or filed similar applications with other foreign regulatory agencies. This lack of experience may impede Seelos’ ability to obtain FDA or other foreign regulatory agency approval in a timely manner, if at all, for Seelos’ product candidates for which development and commercialization is Seelos’ responsibility.
Despite the time and expense invested, regulatory approval is never guaranteed. The FDA, the EMA or comparable foreign authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	a product candidate may not be deemed safe or effective;

•	agency officials of the FDA, the EMA or comparable foreign authorities may not find the data from non-clinical or preclinical studies and clinical trials generated during development to be sufficient;

•	the FDA, the EMA or comparable foreign authorities may not approve Seelos’ third-party manufacturers’ processes or facilities; or

•	the FDA, the EMA or a comparable foreign authority may change its approval policies or adopt new regulations.
Seelos’ inability to obtain these approvals would prevent Seelos from commercializing its product candidates.
Even if Seelos’ product candidates receive regulatory approval in the U.S., it may never receive approval or commercialize Seelos’ products outside of the U.S.
In order to market any products outside of the U.S., Seelos must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the U.S. as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay seeking or obtaining such approval would impair Seelos’ ability to develop foreign markets for its product candidates.
Even if any of Seelos’ product candidates receive regulatory approval, its product candidates may still face future development and regulatory difficulties.
If any of Seelos’ product candidates receive regulatory approval, the FDA, the EMA or comparable foreign authorities may still impose significant restrictions on the indicated uses or marketing of the product candidates or impose ongoing requirements for potentially costly post-approval studies and trials. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, Seelos’ collaborators or Seelos, including requiring withdrawal of the product from the market. Seelos’ product candidates will also be subject to ongoing FDA, the EMA or comparable foreign authorities’ requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. If Seelos’ product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or other notices of possible violations;

•	impose civil or criminal penalties or fines or seek disgorgement of revenue or profits;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by Seelos or Seelos’ collaborators;

•	withdraw any regulatory approvals;

•	impose restrictions on operations, including costly new manufacturing requirements, or shut down Seelos’ manufacturing operations; or

•	seize or detain products or require a product recall.
The FDA, the EMA and comparable foreign authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.
The FDA, the EMA and comparable foreign authorities strictly regulate the promotional claims that may be made about prescription products, such as Seelos’ product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA, the EMA or comparable foreign authorities as reflected in the product’s approved labeling. If Seelos receive marketing approval for its product candidates for Seelos’ proposed indications, physicians may nevertheless use Seelos’ products for their patients in a manner that is inconsistent with the approved label, if the physicians personally believe in their professional medical judgment that Seelos’ products could be used in such manner. However, if Seelos is found to have promoted its products for any off-label uses, the federal government could levy civil, criminal or administrative penalties, and seek fines against Seelos. Such enforcement has become more common in the industry. The FDA, the EMA or comparable foreign authorities could also request that Seelos enter into a consent decree or a corporate integrity agreement, or seek a permanent injunction against Seelos under which specified promotional conduct is monitored, changed or curtailed. If Seelos cannot successfully manage the promotion of its product candidates, if approved, Seelos could become subject to significant liability, which would materially adversely affect Seelos’ business, financial condition and results of operations.
If Seelos’ competitors have product candidates that are approved faster, marketed more effectively, are better tolerated, have a more favorable safety profile or are demonstrated to be more effective than Seelos’, Seelos’ commercial opportunity may be reduced or eliminated.
The biopharmaceutical industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While Seelos believes that its technology, knowledge, experience and scientific resources provide it with competitive advantages, Seelos faces potential competition from many different sources, including commercial biopharmaceutical enterprises, academic institutions, government agencies and private and public research institutions. Any product candidates that Seelos successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.
Many of Seelos’ competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, clinical trials, regulatory approvals and marketing approved products than Seelos does. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Seelos’ competitors may succeed in developing technologies and therapies that are more effective, better tolerated or less costly than any which Seelos is developing, or that would render Seelos’ product candidates obsolete and noncompetitive. Even if Seelos obtains regulatory approval for any of its product candidates, Seelos’ competitors may succeed in obtaining regulatory approvals for their products earlier than Seelos does. Seelos will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to Seelos’ programs or advantageous to Seelos’ business.
The key competitive factors affecting the success of each of Seelos’ product candidates, if approved, are likely to be its efficacy, safety, tolerability, frequency and route of administration, convenience and price, the level of branded and generic competition and the availability of coverage and reimbursement from government and other third-party payors.
The pharmaceutical market for the treatment of major depressive disorder includes selective serotonin reuptake inhibitors (“SSRIs”) serotonin and norepinephrine reuptake inhibitors (“SNRIs”), and atypical antipsychotics; a number of these marketed antidepressants will be generic, and would be key competitors to SLS-002. These products include Forest Laboratory’s Lexapro/Cipralex (escitalopram) and Viibryd (vilazodone), Pfizer, Inc.’s Zoloft (sertraline) Effexor (venlafaxine), and Pristiq (desvenlafaxine), GlaxoSmithKline plc’s Paxil/Seroxat (paroxetine), Eli Lilly and Company’s Prozac (fluoxetine) and Cymbalta (duloxetine), AstraZeneca plc’s Seroquel (quetiapine), and Bristol-Myers Squibb Company’s Abilify (aripiprazole), among others.
Patients with treatment-resistant depression often require treatment with several antidepressants, such as an SSRI or SNRI, combined with an “adjunct” therapy such as an antipsychotic or mood stabilizer. These antipsychotic compounds, such as AstraZeneca plc’s Seroquel (quetiapine) and Bristol-Myers Squibb Company’s Abilify (aripiprazole), and mood stabilizers, such as Janssen Pharmaceutica’s Topamax (topiramate). In addition, Janssen’s intranasal esketamine has recently shown a successful Phase III study in treatment-resistant depression and along with Allergan’s rapastinel (formerly Naurex), both of which target the NMDA receptor and are expected to have a faster onset of therapeutic effect as compared to currently available therapies.

Current treatments for Parkinson’s disease are intended to improve the symptoms of patients. The cornerstone of Parkinson’s therapy is levodopa, as it is the most effective therapy for reducing symptoms of Parkinson’s disease. There are other drug therapies in development that will target the disease, such as gene and stem cell therapy and A2A receptor agonists. Currently, the majority of products in development for Parkinson’s disease are still in the pre-clinical stage.
Seelos, or any future collaborators, may not be able to obtain orphan drug designation or orphan drug exclusivity for Seelos’ product candidates.
Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. In the United States and Europe, obtaining orphan drug approval may allow Seelos to obtain financial incentives, such as an extended period of exclusivity during which only Seelos is allowed to market the orphan drug. While Seelos plans to seek orphan drug designation from the FDA for SLS-008 for the treatment of a pediatric indication, Seelos, or any future collaborators, may not be granted orphan drug designations for its product candidates in the U.S. or in other jurisdictions.
Even if Seelos, or any future collaborators, obtain orphan drug designation for a product candidate, Seelos, or they, may not be able to obtain orphan drug exclusivity for that product candidate. Generally, a product with orphan drug designation only becomes entitled to orphan drug exclusivity if it receives the first marketing approval for the indication for which it has such designation, in which case the FDA or the EMA will be precluded from approving another marketing application for the same drug for that indication for the applicable exclusivity period. The applicable exclusivity period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.
Even if Seelos, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because FDA has taken the position that, under certain circumstances, another drug with the same active chemical and pharmacological characteristics, or moiety, can be approved for the same condition. Specifically, the FDA’s regulations provide that it can approve another drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.
Seelos is subject to a multitude of manufacturing risks, any of which could substantially increase Seelos’ costs and limit supply of its product candidates.
The process of manufacturing Seelos’ product candidates is complex, highly regulated, and subject to several risks. For example, the process of manufacturing Seelos’ product candidates is extremely susceptible to product loss due to contamination, equipment failure or improper installation or operation of equipment, or vendor or operator error. Even minor deviations from normal manufacturing processes for any of Seelos’ product candidates could result in reduced production yields, product defects, and other supply disruptions. If microbial, viral, or other contaminations are discovered in Seelos’ product candidates or in the manufacturing facilities in which its product candidates are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. In addition, the manufacturing facilities in which its product candidates are made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.
In addition, any adverse developments affecting manufacturing operations for Seelos’ product candidates may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls, or other interruptions in the supply of Seelos’ product candidates. Seelos also may need to take inventory write-offs and incur other charges and expenses for product candidates that fail to meet specifications, undertake costly remediation efforts, or seek costlier manufacturing alternatives.

Seelos relies completely on third parties to manufacture Seelos’ preclinical and clinical drug supplies, and Seelos’ business, financial condition and results of operations could be harmed if those third parties fail to provide Seelos with sufficient quantities of drug product, or fail to do so at acceptable quality levels or prices.
Seelos does not currently have, nor does Seelos plan to acquire, the infrastructure or capability internally to manufacture Seelos’ preclinical and clinical drug supplies for use in its clinical trials, and Seelos lacks the resources and the capability to manufacture any of Seelos’ product candidates on a clinical or commercial scale. Seelos relies on its manufacturers to purchase from third-party suppliers the materials necessary to produce Seelos’ product candidates for Seelos’ clinical trials. There are a limited number of suppliers for raw materials that Seelos uses to manufacture its product candidates, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce Seelos’ product candidates for its clinical trials, and, if approved, ultimately for commercial sale. Seelos does not have any control over the process or timing of the acquisition of these raw materials by Seelos’ manufacturers. Although Seelos generally does not begin a clinical trial unless Seelos believes it has a sufficient supply of a product candidate to complete such clinical trial, any significant delay or discontinuity in the supply of a product candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay completion of Seelos’ clinical trials, product testing and potential regulatory approval of Seelos’ product candidates, which could harm Seelos’ business, financial condition and results of operations.
Seelos and its contract manufacturers are subject to significant regulation with respect to manufacturing Seelos’ product candidates. The manufacturing facilities on which Seelos relies may not continue to meet regulatory requirements.
All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including Seelos’ contract manufacturers for its product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of Seelos’ product candidates that may not be detectable in final product testing. Seelos or its contract manufacturers must supply all necessary documentation in support of an NDA or marketing authorization application (“MAA”) on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA, the EMA or comparable foreign authorities through their facilities inspection program. Some of Seelos’ contract manufacturers may not have produced a commercially approved pharmaceutical product and therefore may not have obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of Seelos’ third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of Seelos’ product candidates or any of its other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of Seelos’ product candidates or any of Seelos’ other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although Seelos plans to oversee the contract manufacturers, Seelos cannot control the manufacturing process of, and is completely dependent on, Seelos’ contract manufacturing partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.
The regulatory authorities also may, at any time following approval of a product for sale, audit the manufacturing facilities of Seelos’ third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of Seelos’ product specifications or applicable regulations occurs independent of such an inspection or audit, Seelos or the relevant regulatory authority may require remedial measures that may be costly or time consuming for Seelos or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon Seelos or third parties with whom Seelos contracts could materially harm Seelos’ business, financial condition and results of operations.

If Seelos or any of its third-party manufacturers fail to maintain regulatory compliance, the FDA, the EMA or comparable foreign authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a product candidate, withdrawal of an approval, or suspension of production. As a result, Seelos’ business, financial condition and results of operations may be materially and adversely affected.
Additionally, if supply from one manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies may also require additional studies or trials if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in Seelos’ desired clinical and commercial timelines.
These factors could cause Seelos to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of Seelos’ product candidates. Furthermore, if Seelos’ suppliers fail to meet contractual requirements and Seelos is unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, Seelos’ clinical trials may be delayed or Seelos could lose potential revenue.
Any collaboration arrangement that Seelos may enter into in the future may not be successful, which could adversely affect Seelos’ ability to develop and commercialize Seelos’ current and potential future product candidates.
Seelos may seek collaboration arrangements with biopharmaceutical companies for the development or commercialization of its current and potential future product candidates. To the extent that Seelos decides to enter into collaboration agreements, Seelos will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, execute and implement. Seelos may not be successful in its efforts to establish and implement collaborations or other alternative arrangements should Seelos choose to enter into such arrangements, and the terms of the arrangements may not be favorable to Seelos. If and when Seelos collaborates with a third party for development and commercialization of a product candidate, Seelos can expect to relinquish some or all of the control over the future success of that product candidate to the third party. The success of Seelos’ collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.
Disagreements between parties to a collaboration arrangement can lead to delays in developing or commercializing the applicable product candidate and can be difficult to resolve in a mutually beneficial manner. In some cases, collaborations with biopharmaceutical companies and other third parties are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Seelos’ business, financial condition and results of operations.
If Seelos is unable to develop its own commercial organization or enter into agreements with third parties to sell and market Seelos’ product candidates, Seelos may be unable to generate significant revenues.
Seelos does not have a sales and marketing organization, and Seelos has no experience as a company in the sales, marketing and distribution of pharmaceutical products. If any of Seelos’ product candidates are approved for commercialization, Seelos may be required to develop its sales, marketing and distribution capabilities, or make arrangements with a third party to perform sales and marketing services. Developing a sales force for any resulting product or any product resulting from any of Seelos’ other product candidates is expensive and time consuming and could delay any product launch. Seelos may be unable to establish and manage an effective sales force in a timely or cost-effective manner, if at all, and any sales force Seelos does establish may not be capable of generating sufficient demand for Seelos’ product candidates. To the extent that Seelos enters into arrangements with collaborators or other third parties to perform sales and marketing services, Seelos’ product revenues are likely to be lower than if Seelos marketed and sold its product candidates independently. If Seelos is unable to establish adequate sales and marketing capabilities, independently or with others, Seelos may not be able to generate significant revenues and may not become profitable.
The commercial success of Seelos’ product candidates depends upon their market acceptance among physicians, patients, healthcare payors and the medical community.

Even if Seelos’ product candidates obtain regulatory approval, Seelos’ products, if any, may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any of Seelos’ approved product candidates will depend on a number of factors, including:

•	the effectiveness of Seelos’ approved product candidates as compared to currently available products;

•	patient willingness to adopt Seelos’ approved product candidates in place of current therapies;

•	Seelos’ ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	restrictions on use in combination with other products;

•	availability of alternative treatments;

•	pricing and cost-effectiveness assuming either competitive or potential premium pricing requirements, based on the profile of Seelos’ product candidates and target markets;

•	effectiveness of Seelos’ or its partners’ sales and marketing strategy;

•	Seelos’ ability to obtain sufficient third-party coverage or reimbursement; and

•	potential product liability claims.
In addition, the potential market opportunity for Seelos’ product candidates is difficult to precisely estimate. Seelos’ estimates of the potential market opportunity for its product candidates include several key assumptions based on Seelos’ industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of Seelos’ assumptions. If any of these assumptions proves to be inaccurate, then the actual market for Seelos’ product candidates could be smaller than Seelos’ estimates of its potential market opportunity. If the actual market for Seelos’ product candidates is smaller than Seelos expects, Seelos’ product revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for Seelos to achieve or maintain profitability. If Seelos fails to achieve market acceptance of Seelos’ product candidates in the U.S. and abroad, Seelos’ revenue will be limited and it will be more difficult to achieve profitability.
If Seelos fails to obtain and sustain an adequate level of reimbursement for its potential products by third-party payors, potential future sales would be materially adversely affected.
There will be no viable commercial market for Seelos’ product candidates, if approved, without reimbursement from third-party payors. Reimbursement policies may be affected by future healthcare reform measures. Seelos cannot be certain that reimbursement will be available for its current product candidates or any other product candidate Seelos may develop. Additionally, even if there is a viable commercial market, if the level of reimbursement is below Seelos’ expectations, Seelos’ anticipated revenue and gross margins will be adversely affected.
Third-party payors, such as government or private healthcare insurers, carefully review and increasingly question and challenge the coverage of and the prices charged for drugs. Reimbursement rates from private health insurance companies vary depending on the company, the insurance plan and other factors. Reimbursement rates may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. There is a current trend in the U.S. healthcare industry toward cost containment.
Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, may question the coverage of, and challenge the prices charged for, medical products and services, and many third-party payors limit coverage of or reimbursement for newly approved healthcare products. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price Seelos might establish for products, which could result in product revenues being lower than anticipated. Seelos believes its drugs will be priced significantly higher than existing generic drugs and consistent with current branded drugs. If Seelos is unable to show a significant benefit relative to existing generic drugs, Medicare, Medicaid and private payors may not be willing to provide reimbursement for Seelos’ drugs, which would significantly reduce the likelihood of Seelos’ products gaining market acceptance.
Seelos expects that private insurers will consider the efficacy, cost-effectiveness, safety and tolerability of Seelos’ potential products in determining whether to approve reimbursement for such products and at what level. Obtaining these approvals can be a time consuming and expensive process. Seelos’ business, financial condition and results of operations would be materially adversely affected if Seelos does not receive approval for reimbursement of its potential products from private insurers on a timely or satisfactory basis. Limitations on coverage could also be imposed at the local Medicare carrier level or by fiscal intermediaries. Medicare Part D, which provides a pharmacy benefit to Medicare patients as discussed below, does not require participating prescription drug plans to cover all drugs within a class of products. Seelos’ business, financial condition and results of operations could be materially adversely affected if Part D prescription drug plans were to limit access to, or deny or limit reimbursement of, Seelos’ product candidates or other potential products.
Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. In many countries, the product cannot be commercially launched until reimbursement is approved. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. The negotiation process in some countries can exceed 12 months. To obtain reimbursement or pricing approval in some countries, Seelos may be required to conduct a clinical trial that compares the cost-effectiveness of its products to other available therapies.
If the prices for Seelos’ potential products are reduced or if governmental and other third-party payors do not provide adequate coverage and reimbursement of Seelos’ drugs, Seelos’ future revenue, cash flows and prospects for profitability will suffer.
Current and future legislation may increase the difficulty and cost of commercializing Seelos’ product candidates and may affect the prices Seelos may obtain if Seelos’ product candidates are approved for commercialization.
In the U.S. and some foreign jurisdictions, there have been a number of adopted and proposed legislative and regulatory changes regarding the healthcare system that could prevent or delay regulatory approval of Seelos’ product candidates, restrict or regulate post-marketing activities and affect Seelos’ ability to profitably sell any of Seelos’ product candidates for which Seelos obtains regulatory approval.
In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (“MMA”) changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit the coverage and reimbursement rate that Seelos receives for any of its approved products. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.
In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively the “PPACA”), was enacted. The PPACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The PPACA increased manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate amount for both branded and generic drugs and revised the definition of “average manufacturer price,” (“AMP”), which may also increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also expanded Medicaid drug rebates and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the rebates due on those drugs. The Centers for Medicare & Medicaid Services, which administers the Medicaid Drug Rebate Program, also has proposed to expand Medicaid rebates to the utilization that occurs in the territories of the U.S., such as Puerto Rico and the Virgin Islands. Further, beginning in 2011, the PPACA imposed a significant annual fee on companies that manufacture or import branded prescription drug products and required manufacturers to provide a 50% discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap, referred to as the “donut hole.” Legislative and regulatory proposals have been introduced at both the state and federal level to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products.
There have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding their plans to repeal and replace the PPACA and Medicare. For example, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which, among other things, eliminated the individual mandate requiring most Americans (other than those who qualify for a hardship exemption) to carry a minimum level of health coverage, effective January 1, 2019. Seelos is not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of Seelos’ product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject Seelos to more stringent product labeling and post-marketing approval testing and other requirements.
In Europe, the United Kingdom has indicated its intent to withdraw from the European Union in the future. A significant portion of the regulatory framework in the United Kingdom is derived from the regulations of the European Union, and the EMA is currently located in the United Kingdom. Seelos cannot predict what consequences the withdrawal of the United Kingdom from the European Union, if it occurs, might have on the regulatory frameworks of the United Kingdom or the European Union, or on Seelos’ future operations, if any, in these jurisdictions.
Changes in government funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, properly administer drug innovation, or prevent Seelos’ product candidates from being developed or commercialized, which could negatively impact Seelos’ business, financial condition and results of operations.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including budget and funding levels, ability to hire and retain key personnel, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
In December 2016, the 21st Century Cures Act was signed into law. This new legislation is designed to advance medical innovation and empower the FDA with the authority to directly hire positions related to drug and device development and review. However, government proposals to reduce or eliminate budgetary deficits may include reduced allocations to the FDA and other related government agencies. These budgetary pressures may result in a reduced ability by the FDA to perform their respective roles; including the related impact to academic institutions and research laboratories whose funding is fully or partially dependent on both the level and timing of funding from government sources.
Disruptions at the FDA and other agencies may also slow the time necessary for Seelos' product candidates to be reviewed or approved by necessary government agencies, which could adversely affect its business, financial condition and results of operations.
Seelos is subject to “fraud and abuse” and similar laws and regulations, and a failure to comply with such regulations or prevail in any litigation related to noncompliance could harm Seelos’ business, financial condition and results of operations.
In the U.S., Seelos is subject to various federal and state healthcare “fraud and abuse” laws, including anti-kickback laws, false claims laws and other laws intended, among other things, to reduce fraud and abuse in federal and state healthcare programs. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Although Seelos seeks to structure its business arrangements in compliance with all applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how the law will be applied in specific circumstances. Accordingly, it is possible that Seelos’ practices may be challenged under the federal Anti-Kickback Statute.
The federal False Claims Act prohibits anyone from, among other things, knowingly presenting or causing to be presented for payment to the government, including the federal healthcare programs, claims for reimbursed drugs or services that are false or fraudulent, claims for items or services that were not provided as claimed, or claims for medically unnecessary items or services. Under the Health Insurance Portability and Accountability Act of 1996, Seelos is prohibited from knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services to obtain money or property of any healthcare benefit program. Violations of fraud and abuse laws may be punishable by criminal or civil sanctions, including penalties, fines or exclusion or suspension from federal and state healthcare programs such as Medicare and Medicaid and debarment from contracting with the U.S. government. In addition, private individuals have the ability to bring actions on behalf of the government under the federal False Claims Act as well as under the false claims laws of several states.
Many states have adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not just governmental payors. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state. There are ambiguities as to what is required to comply with these state requirements and if Seelos fails to comply with an applicable state law requirement, it could be subject to penalties.
Neither the government nor the courts have provided definitive guidance on the application of fraud and abuse laws to Seelos’ business. Law enforcement authorities are increasingly focused on enforcing these laws, and it is possible that some of Seelos’ practices may be challenged under these laws. Efforts to ensure that Seelos’ business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. If Seelos is found in violation of one of these laws, Seelos could be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from governmental funded federal or state healthcare programs and the curtailment or restructuring of Seelos’ operations. If this occurs, Seelos’ business, financial condition and results of operations may be materially adversely affected.
If Seelos faces allegations of noncompliance with the law and encounter sanctions, its reputation, revenues and liquidity may suffer, and any of Seelos’ product candidates that are ultimately approved for commercialization could be subject to restrictions or withdrawal from the market.
Any government investigation of alleged violations of law could require Seelos to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Seelos’ ability to generate revenues from any of its product candidates that are ultimately approved for commercialization. If regulatory sanctions are applied or if regulatory approval is withdrawn, Seelos’ business, financial condition and results of operations will be adversely affected. Additionally, if Seelos is unable to generate revenues from product sales, Seelos’ potential for achieving profitability will be diminished and Seelos’ need to raise capital to fund its operations will increase.
If Seelos fails to retain current members of Seelos’ senior management and scientific personnel, or to attract and keep additional key personnel, Seelos may be unable to successfully develop or commercialize Seelos’ product candidates.
Seelos’ success depends on Seelos’ continued ability to attract, retain and motivate highly qualified management and scientific personnel. As of August 2018, Dr. Raj Mehra, Seelos’ Chief Executive Officer, is the only employee of Seelos. Seelos has identified several individuals that are expected to become full-time employees of the combined organization prior to or shortly following the closing of the merger and fill the following open positions: Chief Financial Officer; Chief Science Officer, Head of Corporate Communications, Head of R&D, Head of Chemistry, Manufacturing and Control and Head of Clinical Operations. However, Competition for qualified personnel is intense. Seelos may not be successful in attracting qualified personnel to fulfill Seelos’ current or future needs and there is no guarantee that any of these individuals will join the combined organization on a full-time employment basis, or at all. In the event the combined organization is unable to fill critical open employment positions, the company may need to delay its operational activities and goals, including the development of the company’s product candidates, and may have difficulty in meeting its obligations as a public company. Seelos does not maintain “key person” insurance on any of its employees.
In addition, competitors and others are likely in the future to attempt to recruit Seelos’ employees. The loss of the services of any of Seelos’ key personnel, the inability to attract or retain highly qualified personnel in the future or delays in hiring such personnel, particularly senior management and other technical personnel, could materially and adversely affect Seelos’ business, financial condition and results of operations. In addition, the replacement of key personnel likely would involve significant time and costs, and may significantly delay or prevent the achievement of Seelos’ business objectives.
From time to time, Seelos’ management seeks the advice and guidance of certain scientific advisors and consultants regarding clinical and regulatory development programs and other customary matters. These scientific advisors and consultants are not Seelos’ employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Seelos. In addition, Seelos’ scientific advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with Seelos’.
Seelos will need to increase the size of Seelos’ organization and may not successfully manage Seelos’ growth.
Seelos is a clinical-stage biopharmaceutical company with a small number of planned employees, and Seelos’ management systems currently in place are not likely to be adequate to support Seelos’ future growth plans. Seelos’ ability to grow and to manage its growth effectively will require Seelos to hire, train, retain, manage and motivate additional employees and to implement and improve its operational, financial and management systems. These demands also may require the hiring of additional senior management personnel or the development of additional expertise by Seelos’ senior management personnel. Hiring a significant number of additional employees, particularly those at the management level, would increase Seelos’ expenses significantly. Moreover, if Seelos fails to expand and enhance its operational, financial and management systems in conjunction with Seelos’ potential future growth, it could have a material adverse effect on Seelos’ business, financial condition and results of operations.
Seelos’ management’s lack of public company experience could put Seelos at greater risk of incurring fines or regulatory actions for failure to comply with federal securities laws and could put Seelos at a competitive disadvantage, and could require Seelos’ management to devote additional time and resources to ensure compliance with applicable corporate governance requirements.
Seelos’ executive officers do not have experience in managing and operating a public company, which could have an adverse effect on their ability to quickly respond to problems or adequately address issues and matters applicable to public companies. Any failure to comply with federal securities laws, rules or regulations could subject Seelos to fines or regulatory actions, which may materially adversely affect Seelos’ business, financial condition and results of operations. Further, since Seelos’ executive officers do not have experience managing and operating a public company, Seelos may need to dedicate additional time and resources to comply with legally mandated corporate governance policies relative to Seelos’ competitors whose management teams have more public company experience.
Seelos is exposed to product liability, non-clinical and clinical liability risks which could place a substantial financial burden upon Seelos, should lawsuits be filed against Seelos.
Seelos’ business exposes it to potential product liability and other liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical formulations and products. In addition, the use in Seelos’ clinical trials of pharmaceutical products and the subsequent sale of these products by Seelos or its potential collaborators may cause Seelos to bear a portion of or all product liability risks. A successful liability claim or series of claims brought against Seelos could have a material adverse effect on Seelos’ business, financial condition and results of operations.
Because Seelos does not currently have any clinical trials ongoing, it does not currently carry product liability insurance. Seelos anticipates obtaining such insurance upon initiation of its clinical development activities; however, Seelos may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against Seelos could cause Seelos’ stock price to decline and, if judgments exceed Seelos’ insurance coverage, could adversely affect Seelos’ results of operations and business.
Seelos’ research and development activities involve the use of hazardous materials, which subject Seelos to regulation, related costs and delays and potential liabilities.
Seelos’ research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds, and Seelos will need to develop additional safety procedures for the handling and disposing of hazardous materials. If an accident occurs, Seelos could be held liable for resulting damages, which could be substantial. Seelos is also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting Seelos’ operations may be adopted in the future. Seelos may incur substantial costs to comply with, and substantial fines or penalties if Seelos violates any of these laws or regulations.
Seelos relies significantly on information technology and any failure, inadequacy, interruption or security lapse of that technology, including any cybersecurity incidents, could harm Seelos’ ability to operate Seelos’ business effectively.
Despite the implementation of security measures, Seelos’ internal computer systems and those of third parties with which Seelos contracts are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches could cause interruptions in Seelos’ operations, and could result in a material disruption of Seelos’ drug development and clinical activities and business operations, in addition to possibly requiring substantial expenditures of resources to remedy. The loss of drug development or clinical trial data could result in delays in Seelos’ regulatory approval efforts and significantly increase Seelos’ costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, Seelos’ data or applications, or inappropriate disclosure of confidential or proprietary information, Seelos could incur liability and its development programs and the development of its product candidates could be delayed.
Seelos’ employees and consultants may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Seelos is exposed to the risk of employee or consultant fraud or other misconduct. Misconduct by Seelos’ employees or consultants could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to Seelos. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee and consultant misconduct also could involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Seelos’ reputation. It is not always possible to identify and deter such misconduct, and the precautions Seelos takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Seelos from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Seelos, and Seelos is not successful in defending itself or asserting Seelos’ rights, those actions could have a material adverse effect on Seelos’ business, financial condition and results of operations, and result in the imposition of significant fines or other sanctions against Seelos.
Business disruptions such as natural disasters could seriously harm Seelos’ future revenues and financial condition and increase its costs and expenses.
Seelos and its suppliers may experience a disruption in their business as a result of natural disasters. A significant natural disaster, such as an earthquake, hurricane, flood or fire, could severely damage or destroy Seelos’ headquarters or facilities or the facilities of Seelos’ manufacturers or suppliers, which could have a material and adverse effect on Seelos’ business, financial condition and results of operations. In addition, terrorist acts or acts of war targeted at the U.S., and specifically the greater New York, New York region, could cause damage or disruption to Seelos, its employees, facilities, partners and suppliers, which could have a material adverse effect on Seelos’ business, financial condition and results of operations.
Seelos may engage in strategic transactions that could impact its liquidity, increase its expenses and present significant distractions to its management.
From time to time, Seelos may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of products, product candidates or technologies. Additional potential transactions that Seelos may consider include a variety of different business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any such transaction may require Seelos to incur non-recurring or other charges, may increase Seelos’ near- and long-term expenditures and may pose significant integration challenges or disrupt Seelos’ management or business, which could adversely affect Seelos’ business, financial condition and results of operations. For example, these transactions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of Seelos’ business and diversion of Seelos’ management’s time and attention in order to develop acquired products, product candidates or technologies;

•	incurrence of substantial debt or dilutive issuances of equity securities to pay for any of these transactions;

•	higher-than-expected transaction and integration costs;

•	write-downs of assets or goodwill or impairment charges;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses or product lines with Seelos’ operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses or product lines due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.
Accordingly, although there can be no assurance that Seelos will undertake or successfully complete any transactions of the nature described above, any transactions that Seelos does complete may be subject to the foregoing or other risks, and could have a material adverse effect on Seelos’ business, financial condition and results of operations.
Seelos and Vyera Pharmaceuticals AG (“Vyera”) may be unable to satisfy the closing conditions required to consummate the transactions contemplated by that certain Asset Purchase Agreement dated March 6, 2018 by and between Seelos and Vyera, as amended (the “Vyera Asset Purchase Agreement”), in a timely manner or at all, which could impact Seelos’ financial condition, results of operations and prospects.

The transactions contemplated by the Vyera Asset Purchase Agreement are subject to certain closing conditions. No assurance can be given that the conditions required to consummate the transactions contemplated by the Vyera Asset Purchase Agreement will be satisfied, by Seelos or Vyera. The Vyera Asset Purchase Agreement may also be terminated by Seelos and Vyera in certain specified circumstances. If the Vyera Asset Purchase Agreement is terminated, Seelos may not be able to negotiate another transaction on terms comparable to, or better than, the terms of the Vyera Asset Purchase Agreement. The failure of the transactions contemplated by the Vyera Asset Purchase Agreement to close on a timely basis, or at all, could have a material adverse effect on its business, financial condition and results of operations.
Risks Relating to Seelos’ Intellectual Property
Seelos may not be successful in obtaining or maintaining necessary rights to its product candidates through acquisitions and in-licenses.
Because several of Seelos’ programs require the use of proprietary rights held by third parties, the growth of Seelos’ business will likely depend in part on Seelos’ ability to maintain and exploit these proprietary rights. In addition, Seelos may need to acquire or in-license additional intellectual property in the future. Seelos may be unable to acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that Seelos identifies as necessary for its product candidates. Seelos faces competition with regard to acquiring and in-licensing third-party intellectual property rights, including from a number of more established companies. These established companies may have a competitive advantage over Seelos due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Seelos to be a competitor may be unwilling to assign or license intellectual property rights to Seelos. Seelos also may be unable to acquire or in-license third-party intellectual property rights on terms that would allow it to make an appropriate return on Seelos’ investment.
Seelos may enter into collaboration agreements with U.S. and foreign academic institutions to accelerate development of Seelos’ current or future preclinical product candidates. Typically, these agreements include an option for the company to negotiate a license to the institution’s intellectual property rights resulting from the collaboration. Even with such an option, Seelos may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to Seelos. If Seelos is unable to license rights from a collaborating institution, the institution may offer the intellectual property rights to other parties, potentially blocking Seelos’ ability to pursue its desired program.
If Seelos is unable to successfully obtain required third-party intellectual property rights or maintain Seelos’ existing intellectual property rights, Seelos may need to abandon development of the related program and Seelos’ business, financial condition and results of operations could be materially and adversely affected.
If Seelos fails to comply with its obligations in the agreements under which Seelos in-licenses intellectual property and other rights from third parties or otherwise experience disruptions to Seelos’ business relationships with Seelos’ licensors, Seelos could lose intellectual property rights that are important to its business.
Seelos’ license agreement with Ligand Pharmaceuticals Incorporated and Neurogen Corporation (the “License Agreement”) is important to Seelos’ business and Seelos expects to enter into additional license agreements in the future. The License Agreement imposes, and Seelos expects that future license agreements will impose, various milestone payment, royalty and other obligations on Seelos. If Seelos fails to comply with Seelos’ obligations under these agreements, or if Seelos files for bankruptcy, Seelos may be required to make certain payments to the licensor, Seelos may lose the exclusivity of its license, or the licensor may have the right to terminate the license, in which event Seelos would not be able to develop or market products covered by the license. Additionally, the milestone and other payments associated with these licenses could materially and adversely affect Seelos’ business, financial condition and results of operations.
Pursuant to the terms of the License Agreement, the licensors each have the right to terminate the License Agreement with respect to the programs licensed by such licensor under certain circumstances, including, but not limited to: (i) if Seelos does not pay an amount that is not disputed in good faith, (ii) if Seelos willfully breaches the License Agreement in a manner for which legal remedies would not be expected to make such licensor whole, or (iii)

if Seelos files or has filed against Seelos a petition in bankruptcy or make an assignment for the benefit of creditors. In the event the License Agreement is terminated by a licensor, all licenses granted to Seelos by such licensor will terminate immediately.
In some cases, patent prosecution of Seelos’ licensed technology may be controlled solely by the licensor. If Seelos’ licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property Seelos in-license, then Seelos could lose its rights to the intellectual property or its exclusivity with respect to those rights, and its competitors could market competing products using the intellectual property. In certain cases, Seelos may control the prosecution of patents resulting from licensed technology. In the event Seelos breaches any of Seelos’ obligations related to such prosecution, Seelos may incur significant liability to Seelos’ licensing partners. Licensing of intellectual property is of critical importance to Seelos’ business and involves complex legal, business and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including, but not limited to:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which Seelos’ technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	Seelos’ diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Seelos’ licensors and Seelos and Seelos’ collaborators; and

•	the priority of invention of patented technology.
If disputes over intellectual property and other rights that Seelos has in-licensed prevents or impairs Seelos’ ability to maintain Seelos’ current licensing arrangements on acceptable terms, Seelos may be unable to successfully develop and commercialize the affected product candidates. If Seelos fails to comply with any such obligations to Seelos’ licensor, such licensor may terminate their licenses to Seelos, in which case Seelos would not be able to market products covered by these licenses. The loss of Seelos’ licenses would have a material adverse effect on Seelos’ business.
Seelos may be required to pay milestones and royalties pursuant to the License Agreement, which could adversely affect the overall profitability for Seelos of any products that Seelos may seek to commercialize.
Under the terms of the License Agreement, Seelos may be obligated to pay the licensors under the License Agreement up to an aggregate of approximately $135 million in development, regulatory and sales milestones. Seelos will also be required to pay royalties on future worldwide net product sales. In addition, Seelos will be required to pay royalties to Vyera on net sales of SLS-002 pursuant to the Vyera Asset Purchase Agreement. These royalty payments could adversely affect the overall profitability for Seelos of any products that it may seek to commercialize.
Seelos may not be able to protect its proprietary or licensed technology in the marketplace.
Seelos depends on Seelos’ ability to protect its proprietary or licensed technology. Seelos relies on trade secret, patent, copyright and trademark laws, and confidentiality, licensing and other agreements with employees and third parties, all of which offer only limited protection. Seelos’ success depends in large part on Seelos’ ability and any licensor’s or licensee’s ability to obtain and maintain patent protection in the U.S. and other countries with respect to Seelos’ proprietary or licensed technology and products. Seelos currently in-license some of Seelos’ intellectual property rights to develop Seelos’ product candidates and may in-license additional intellectual property rights in the future. Seelos cannot be certain that patent enforcement activities by its current or future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Seelos also cannot be certain that its current or future licensors will allocate sufficient resources or prioritize their or Seelos’ enforcement of such patents. Even if Seelos is not a party to these legal actions, an adverse outcome could prevent Seelos from continuing to license intellectual property that Seelos may need to operate its business, which would have a material adverse effect on its business, financial condition and results of operations.
Seelos believes it will be able to obtain, through prosecution of patent applications covering Seelos’ owned technology and technology licensed from others, adequate patent protection for Seelos’ proprietary drug technology, including those related to Seelos’ in-licensed intellectual property. If Seelos is compelled to spend significant time and money protecting or enforcing its licensed patents and future patents Seelos may own, designing around patents held by others or licensing or acquiring, potentially for large fees, patents or other proprietary rights held by others, Seelos’ business, financial condition and results of operations may be materially and adversely affected. If Seelos is unable to effectively protect the intellectual property that Seelos owns or in-licenses, other companies may be able to offer the same or similar products for sale, which could materially adversely affect Seelos’ business, financial condition and results of operations. The patents of others from whom Seelos may license technology, and any future patents Seelos may own, may be challenged, narrowed, invalidated or circumvented, which could limit Seelos’ ability to stop competitors from marketing the same or similar products or limit the length of term of patent protection that Seelos may have for its products.
Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Seelos’ patent protection for licensed patents, pending patent applications and potential future patent applications and patents could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or patent applications will be due to be paid to the U.S. Patent and Trademark Office (“USPTO”) and various governmental patent agencies outside of the U.S. in several stages over the lifetime of the applicable patent and/or patent application. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs with respect to Seelos’ in-licensed patents or patent applications Seelos may file in the future, Seelos’ competitors might be able to use its technologies, which would have a material adverse effect on Seelos’ business, financial condition and results of operations.
The patent positions of pharmaceutical products are often complex and uncertain. The breadth of claims allowed in pharmaceutical patents in the U.S. and many jurisdictions outside of the U.S. is not consistent. For example, in many jurisdictions, the support standards for pharmaceutical patents are becoming increasingly strict. Some countries prohibit method of treatment claims in patents. Changes in either the patent laws or interpretations of patent laws in the U.S. and other countries may diminish the value of Seelos’ licensed or owned intellectual property or create uncertainty. In addition, publication of information related to Seelos’ current product candidates and potential products may prevent Seelos from obtaining or enforcing patents relating to these product candidates and potential products, including without limitation composition-of-matter patents, which are generally believed to offer the strongest patent protection.
Patents that Seelos currently licenses and patents that Seelos may own or license in the future do not necessarily ensure the protection of Seelos’ licensed or owned intellectual property for a number of reasons, including, without limitation, the following:

•	the patents may not be broad or strong enough to prevent competition from other products that are identical or similar to Seelos’ product candidates;

•	there can be no assurance that the term of a patent can be extended under the provisions of patent term extensions afforded by U.S. law or similar provisions in foreign countries, where available;

•	the issued patents and patents that Seelos may obtain or license in the future may not prevent generic entry into the market for Seelos’ product candidates;

•	Seelos, or third parties from whom Seelos in-license or may license patents, may be required to disclaim part of the term of one or more patents;

•	there may be prior art of which Seelos is not aware that may affect the validity or enforceability of a patent claim;

•
there may be prior art of which Seelos is aware, which Seelos does not believe affects the validity or enforceability of a patent claim, but which, nonetheless, ultimately may be found to affect the validity or enforceability of a patent claim;

•	there may be other patents issued to others that will affect Seelos’ freedom to operate;

•	if the patents are challenged, a court could determine that they are invalid or unenforceable;

•
there might be a significant change in the law that governs patentability, validity and infringement of Seelos’ licensed patents or any future patents Seelos may own that adversely affects the scope of Seelos’ patent rights;

•	a court could determine that a competitor’s technology or product does not infringe Seelos’ licensed patents or any future patents Seelos may own; and

•	the patents could irretrievably lapse due to failure to pay fees or otherwise comply with regulations or could be subject to compulsory licensing.
If Seelos encounters delays in Seelos’ development or clinical trials, the period of time during which Seelos could market its potential products under patent protection would be reduced.
Seelos’ competitors may be able to circumvent its licensed patents or future patents Seelos may own by developing similar or alternative technologies or products in a non-infringing manner. Seelos’ competitors may seek to market generic versions of any approved products by submitting abbreviated new drug applications to the FDA in which Seelos’ competitors claim that Seelos’ licensed patents or any future patents Seelos may own are invalid, unenforceable or not infringed. Alternatively, Seelos’ competitors may seek approval to market their own products similar to or otherwise competitive with Seelos’ products. In these circumstances, Seelos may need to defend or assert Seelos’ licensed patents or any future patents Seelos may own, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find Seelos’ licensed patents or any future patents Seelos may own invalid or unenforceable. Seelos may also fail to identify patentable aspects of its research and development before it is too late to obtain patent protection. Even if Seelos owns or in-licenses valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve Seelos’ business objectives.
The issuance of a patent is not conclusive as to its inventorship, scope, ownership, priority, validity or enforceability. In this regard, third parties may challenge Seelos’ licensed patents or any future patents Seelos may own in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Seelos’ ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Seelos’ technology and potential products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized.
Seelos may infringe the intellectual property rights of others, which may prevent or delay its drug development efforts and prevent Seelos from commercializing or increase the costs of commercializing Seelos’ products.
Seelos’ commercial success depends significantly on Seelos’ ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which Seelos is not aware that Seelos’ current or potential future product candidates infringe. There also could be patents that Seelos believes Seelos does not infringe, but that Seelos may ultimately be found to infringe.

Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which Seelos is unaware that may later result in issued patents that Seelos’ product candidates or potential products infringe. For example, pending applications may exist that claim or can be amended to claim subject matter that Seelos’ product candidates or potential products infringe. Competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional, or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover Seelos’ product candidates.
Third parties may assert that Seelos is employing their proprietary technology without authorization and may sue Seelos for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect Seelos’ business, financial condition and results of operations and divert the attention of managerial and scientific personnel. If Seelos is sued for patent infringement, Seelos would need to demonstrate that its product candidates, potential products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and Seelos may not be able to do this. Proving invalidity is difficult. For example, in the U.S., proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if Seelos is successful in these proceedings, Seelos may incur substantial costs and the time and attention of Seelos’ management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on Seelos. In addition, Seelos may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover Seelos’ products or their use, the holders of any of these patents may be able to block Seelos’ ability to commercialize its products unless it acquires or obtains a license under the applicable patents or until the patents expire.
Seelos may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms. Any inability to secure licenses or alternative technology could result in delays in the introduction of Seelos’ products or lead to prohibition of the manufacture or sale of products by Seelos. Even if Seelos is able to obtain a license, it may be non-exclusive, thereby giving Seelos’ competitors access to the same technologies licensed to Seelos. Seelos could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, Seelos could be found liable for monetary damages, including treble damages and attorneys’ fees, if Seelos is found to have willfully infringed a patent. A finding of infringement could prevent Seelos from commercializing its product candidates or force Seelos to cease some of its business operations, which could materially and adversely affect Seelos’ business, financial condition and results of operations. Any claims by third parties that Seelos has misappropriated their confidential information or trade secrets could have a similar material and adverse effect on Seelos’ business, financial condition and results of operations. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Seelos’ ability to raise the funds necessary to continue Seelos’ operations.
Any claims or lawsuits relating to infringement of intellectual property rights brought by or against Seelos will be costly and time consuming and may adversely affect its business, financial condition and results of operations.
Seelos may be required to initiate litigation to enforce or defend its licensed and owned intellectual property. Lawsuits to protect Seelos’ intellectual property rights can be very time consuming and costly. There is a substantial amount of litigation involving patent and other intellectual property rights in the biopharmaceutical industry generally. Such litigation or proceedings could substantially increase Seelos’ operating expenses and reduce the resources available for development activities or any future sales, marketing or distribution activities.
In any infringement litigation, any award of monetary damages Seelos receives may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Seelos’ confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that Seelos will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are resolved. Further, any claims Seelos asserts against a perceived infringer could provoke these parties to assert counterclaims against Seelos alleging that Seelos has infringed their patents. Some of Seelos’ competitors may be able to sustain the costs of such litigation or proceedings more effectively than Seelos can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Seelos’ ability to compete in the marketplace.
In addition, Seelos’ licensed patents and patent applications, and patents and patent applications that Seelos may apply for, own or license in the future, could face other challenges, such as interference proceedings, opposition proceedings, re-examination proceedings and other forms of post-grant review. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of Seelos’ licensed patents and patent applications and patents and patent applications that Seelos may apply for, own or license in the future subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert Seelos’ management and scientific personnel’s time and attention.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Seelos’ ability to protect Seelos’ products.
As is the case with other biopharmaceutical companies, Seelos’ success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is costly, time-consuming and inherently uncertain. For example, the U.S. previously enacted and is currently implementing wide-ranging patent reform legislation. Specifically, on September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”) was signed into law and included a number of significant changes to U.S. patent law, and many of the provisions became effective in March 2013. However, it may take the courts years to interpret the provisions of the Leahy-Smith Act, and the implementation of the statute could increase the uncertainties and costs surrounding the prosecution of Seelos’ licensed and future patent applications and the enforcement or defense of Seelos’ licensed and future patents, all of which could have a material adverse effect on Seelos’ business, financial condition and results of operations.
In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Seelos’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Seelos’ ability to obtain new patents or to enforce patents that Seelos might obtain in the future.
Seelos may not be able to protect its intellectual property rights throughout the world.
Filing, prosecuting and defending patents on product candidates throughout the world would be prohibitively expensive. Competitors may use Seelos’ licensed and owned technologies in jurisdictions where Seelos has not licensed or obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Seelos may obtain or license patent protection, but where patent enforcement is not as strong as that in the U.S. These products may compete with Seelos’ products in jurisdictions where Seelos does not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for Seelos to stop the infringement of Seelos’ licensed patents and future patents Seelos may own, or marketing of competing products in violation of Seelos’ proprietary rights generally. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the U.S. As a result, Seelos may encounter significant problems in protecting and defending its licensed and owned intellectual property both in the U.S. and abroad. For example, China currently affords less protection to a company’s intellectual property than some other jurisdictions. As such, the lack of strong patent and other intellectual property protection in China may significantly increase Seelos’ vulnerability regarding unauthorized disclosure or use of its intellectual property and undermine its competitive position. Proceedings to enforce Seelos’ future patent rights, if any, in foreign jurisdictions could result in substantial cost and divert its efforts and attention from other aspects of Seelos’ business.
Seelos may be unable to adequately prevent disclosure of trade secrets and other proprietary information.
In order to protect Seelos’ proprietary and licensed technology and processes, Seelos relies in part on confidentiality agreements with its corporate partners, employees, consultants, manufacturers, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of Seelos’ confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover Seelos’ trade secrets and proprietary information. Failure to obtain or maintain trade secret protection could adversely affect Seelos’ competitive business position.
Seelos may be subject to claims that Seelos’ employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.
Seelos expects to employ individuals who were previously employed at other biopharmaceutical companies. Although Seelos has no knowledge of any such claims against Seelos, Seelos may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of Seelos’ employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if Seelos is successful, litigation could result in substantial cost and be a distraction to Seelos’ management and other employees. To date, none of Seelos’ employees have been subject to such claims.
Seelos may be subject to claims challenging the inventorship of its licensed patents, any future patents Seelos may own and other intellectual property.
Although Seelos is not currently experiencing any claims challenging the inventorship of its licensed patents or Seelos’ licensed or owned intellectual property, Seelos may in the future be subject to claims that former employees, collaborators or other third parties have an interest in Seelos’ licensed patents or other licensed or owned intellectual property as an inventor or co-inventor. For example, Seelos may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing Seelos’ product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If Seelos fails in defending any such claims, in addition to paying monetary damages, Seelos may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Seelos’ business, financial condition and results of operations. Even if Seelos is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.
If Seelos does not obtain additional protection under the Hatch-Waxman Amendments and similar foreign legislation extending the terms of Seelos’ licensed patents and any future patents Seelos may own, Seelos’ business, financial condition and results of operations may be materially and adversely affected.
Depending upon the timing, duration and specifics of FDA regulatory approval for Seelos’ product candidates, one or more of its licensed U.S. patents or future U.S. patents that Seelos may license or own may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process. This period is generally one-half the time between the effective date of an investigational new drug application (“IND”) (falling after issuance of the patent), and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval by the FDA.
The application for patent term extension is subject to approval by the USPTO, in conjunction with the FDA. It takes at least six months to obtain approval of the application for patent term extension. Seelos may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Seelos requests. If Seelos is unable to obtain patent term extension or restoration or the term of any such extension is less than Seelos requests, the period during which Seelos will have the right to exclusively market its product will be shortened and Seelos’ competitors may obtain earlier approval of competing products, and Seelos’ ability to generate revenues could be materially adversely affected.
Risks Related to the Combined Organization
In determining whether you should approve the merger, the issuance of shares of Apricus common stock and other matters related to the merger, as the case may be, you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Merger,” “Risk Factors—Risks Related to Apricus” and “Risk Factors—Risks Related to Seelos,” which will also apply to the combined organization.
The market price of Apricus common stock is expected to be volatile, and may drop following the merger.
The trading price of the combined organization’s common stock is likely to be volatile following the merger. The combined organization’s stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

•
results from, and any delays in, planned clinical trials for the combined organization's product candidates, or any other future product candidates, and the results of trials of competitors or those of other companies in the combined organization's market sector;

•	any delay in filing an NDA for any of the combined organization’s product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that NDA;

•	significant lawsuits, including patent or stockholder litigation;

•	inability to obtain additional funding;

•	failure to successfully develop and commercialize the combined organization’s product candidates;

•	changes in laws or regulations applicable to the combined organization’s product candidates;

•	inability to obtain adequate product supply for the combined organization’s product candidates, or the inability to do so at acceptable prices;

•	unanticipated serious safety concerns related to any of the combined organization’s product candidates;

•	adverse regulatory decisions;

•	introduction of new products or technologies by the combined organization’s competitors;

•	failure to meet or exceed drug development or financial projections the combined organization provides to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the biopharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the combined organization or the combined organization’s competitors;

•
disputes or other developments relating to proprietary rights, including patents, litigation matters and the combined organization’s ability to obtain patent protection for the combined organization’s licensed and owned technologies;

•	additions or departures of key scientific or management personnel;

•	changes in the market valuations of similar companies;

•	general economic and market conditions and overall fluctuations in the U.S. equity market;

•	sales of the combined organization’s common stock by the combined organization or its stockholders in the future; and

•	trading volume of the combined organization’s common stock.
In addition, the stock market, in general, and small biopharmaceutical companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of the combined organization’s common stock, regardless of the combined organization’s actual operating performance. Further, a decline in the financial markets and related factors beyond the combined organization’s control may cause the combined organization’s stock price to decline rapidly and unexpectedly.
An active trading market for the combined organization’s common stock may not be sustained, and you may not be able to resell your common stock at a desired market price.
Until the merger, there will be no public market for Seelos’ common stock. If no active trading market for the combined organization’s common stock develops or is sustained, you may be unable to sell your shares when you wish to sell them or at a price that you consider attractive or satisfactory. The lack of an active market may also adversely affect the combined organization’s ability to raise capital by selling securities in the future, or impair the combined organization’s ability to acquire or in-license other product candidates, businesses or technologies using the combined organization’s shares as consideration.
The combined organization’s management will own a significant percentage of the combined organization’s stock and will be able to exert significant control over matters subject to stockholder approval.
Dr. Mehra, who will initially serve as the combined organization’s sole executive officer and a director is expected to beneficially own approximately 63.25% of the combined organization’s common stock. Therefore, Dr. Mehra will have the ability to influence the combined organization through this ownership position.
This significant concentration of stock ownership may adversely affect the trading price for the combined organization’s common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. As a result, Dr. Mehra could significantly influence all matters requiring approval by the combined organization’s stockholders, including the election of directors and the approval of mergers or other business combination transactions. Dr. Mehra may be able to determine all matters requiring stockholder approval. The interests of these stockholders may not always coincide with the combined organization’s interests or the interests of other stockholders. This may also prevent or discourage unsolicited acquisition proposals or offers for the combined organization’s common stock that you may feel are in your best interests as one of the combined organization’s stockholders and he may act in a manner that advances his best interests and not necessarily those of other stockholders, including seeking a premium value for his common stock, and might affect the prevailing market price for the combined organization’s common stock.
The combined organization’s internal control over financial reporting may not meet the standards required by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, could have a material adverse effect on the combined organization’s business and share price.
As a privately held company, Seelos was not required to evaluate its internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act (“Section 404”). Commencing with the combined organization’s Annual Report on Form 10-K for this fiscal year, the combined organization’s management will be required to report on the effectiveness of the combined organization’s internal control over financial reporting. The rules governing the standards that must be met for the combined organization’s management to assess the combined organization’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, the combined organization may identify deficiencies or material weaknesses that the combined organization may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, the combined organization may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by the combined organization’s independent registered public accounting firm. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on the combined organization’s business, financial condition and results of operations and could limit the combined organization’s ability to report the combined organization’s financial results accurately and in a timely manner.
The combined organization will incur significant increased costs as a result of operating as a public company, the combined organization’s management has limited experience managing a public company, and the combined organization’s management will be required to devote substantial time to new compliance initiatives.
The combined organization will incur significant legal, accounting and other expenses that the combined organization did not incur as a private company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) as well as rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact (in ways the combined organization cannot currently anticipate) the manner in which the combined organization operates the combined organization’s business. The combined organization’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase the combined organization’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, the combined organization expects these rules and regulations to make it more difficult and more expensive for the combined organization to obtain director and officer liability insurance and the combined organization may be required to incur substantial costs to maintain the combined organization’s current levels of such insurance coverage.
As a publicly traded company, the combined organization will incur legal, accounting and other expenses associated with the SEC reporting requirements applicable to a company whose securities are registered under the Exchange Act, as well as corporate governance requirements, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act and other rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally to meet SEC reporting, finance and accounting and corporate governance requirements have been increasing in recent years as a result of changes in rules and regulations and the adoption of new rules and regulations applicable to public companies.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about the combined organization’s business, the combined organization’s stock price and trading volume could decline.
The trading market for the combined organization’s common stock depends, in part, on the research and reports that securities or industry analysts publish about the combined organization or its business. If one or more of the analysts who cover the combined organization downgrade the combined organization’s stock or publish inaccurate or unfavorable research about the combined organization’s business, the combined organization’s stock price would likely decline. In addition, if the combined organization’s operating results fail to meet the forecast of analysts, the combined organization’s stock price would likely decline. If one or more of these analysts cease coverage of the combined organization or fail to publish reports on the combined organization regularly, demand for the combined organization common stock could decrease, which might cause the combined organization’s stock price and trading volume to decline.

Sales of a substantial number of shares of the combined organization’s common stock in the public market by the combined organization’s existing stockholders, future issuances of the combined organization’s common stock or rights to purchase the combined organization’s common stock, could cause the combined organization’s stock price to fall.
Sales of a substantial number of shares of the combined organization’s common stock by the combined organization’s existing stockholders in the public market, or the perception that these sales might occur, could depress the market price of the combined organization’s common stock and could impair the combined organization’s ability to raise capital through the sale of additional equity securities. Apricus and Seelos are unable to predict the effect that such sales may have on the prevailing market price of the combined organization’s common stock.
Anti-takeover provisions in the combined organization charter documents and under Nevada law could make an acquisition of the combined organization more difficult and may prevent attempts by the combined organization stockholders to replace or remove the combined organization management.
Provisions in the combined organization’s articles of incorporation and bylaws may delay or prevent an acquisition or a change in management. These provisions include a classified board of directors and the ability of the board of directors to issue preferred stock without stockholder approval. Although Apricus and Seelos believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with the combined organization’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined organization’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.
Certain provisions of Nevada corporate law deter hostile takeovers. Specifically, NRS 78.411 through 78.444 prohibit a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of two years following the date the person first became an interested shareholder, unless (with certain exceptions) the “combination” or the transaction by which the person became an interested shareholder is approved in a prescribed manner. Generally, a “combination” includes a merger, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested shareholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns or within two years prior to becoming an “interested shareholder” did own, 10% or more of a corporation’s voting power. While these statutes permit a corporation to opt out of these protective provisions in its articles of incorporation, the combined organization’s articles of incorporation do not include any such opt-out provision.
Nevada’s “acquisition of controlling interest” statutes, NRS 78.378 through 78.3793, contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These statutes provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares that it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. While these statutes permit a corporation to opt out of these protective provisions in its articles of incorporation or bylaws, the combined organization’s articles of incorporation and bylaws do not include any such opt-out provision.
Further, NRS 78.139 provides that directors of a Nevada corporation may resist a change or potential change in control if the board of directors determines that the change is opposed to, or not in, the best interests of the corporation.
Apricus’ pre-merger net operating loss carryforwards and certain other tax attributes may be subject to limitations. The pre-merger net operating loss carryforwards and certain other tax attributes of the combined organization and may also be subject to limitations as a result of ownership changes resulting from the merger.

In general, a corporation that undergoes an “ownership change” as defined in Section 382 of the Code, is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent or more of a corporation’s common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. Apricus may have experienced ownership changes in the past and may experience ownership changes in the future. In addition, the closing of the merger may result in an ownership change for Apricus. It is possible that the combined organization’s net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of ownership changes in the past and/or the closing of the merger. Consequently, even if the combined organization achieves profitability, it may not be able to utilize a material portion of Apricus’, Seelos’ or the combined organization’s net operating loss carryforwards and certain other tax attributes, which could have a material adverse effect on cash flow and results of operations.
The combined organization may never pay dividends on the combined organization’s common stock so any returns would be limited to the appreciation of the combined organization’s stock.
Apricus and Seelos currently anticipate that the combined organization will retain future earnings for the development, operation and expansion of the combined organization’s business and do not anticipate it will declare or pay any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.
FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”)), concerning Apricus, Seelos, the proposed merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Apricus, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “believe,” “intend,” “look forward,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Apricus and Seelos to consummate the merger; risks related to Apricus’ ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the changes in market price of Apricus common stock relative to the exchange ratio; the ability of Apricus or Seelos to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Apricus can give no assurance that the conditions to the merger will be satisfied. Except as required by applicable law, Apricus undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.
For a discussion of the factors that may cause Apricus, Seelos or the combined organization’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Apricus and Seelos to complete the merger and the effect of the merger on the business of Apricus, Seelos and the combined organization, see the section entitled “Risk Factors” beginning on page 26.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Apricus, including the risk factors included in Apricus’ most recent Annual Report on Form 10-K, and Apricus’ recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 241.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Apricus, Seelos or the combined organization could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Apricus and Seelos do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.
THE SPECIAL MEETING OF APRICUS’ STOCKHOLDERS
Date, Time and Place
The Apricus special meeting will be held on , 2018, at Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130 commencing at a.m., Pacific time. Apricus is sending this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by Apricus’ board of directors for use at the Apricus special meeting and any adjournments or postponements of the Apricus special meeting. This proxy statement/prospectus/information statement is first being furnished to Apricus’ stockholders on or about , 2018.
Purpose of the Apricus Special Meeting
The purpose of the Apricus special meeting is:

1.
To consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Apricus common stock to Seelos’ stockholders in accordance with the Merger Agreement.

2.	To approve the Apricus Reverse Stock Split.

3.
To approve the amendment to the amended and restated articles of incorporation of Apricus to effect the Apricus Name Change in the form attached as Annex C to this proxy statement/prospectus/information statement.

4.
To approve the amendment and restatement of the 2012 Plan, to, among other things, increase the total number of shares of Apricus common stock currently available for issuance under the 2012 Plan by 9.2 million shares, prior to giving effect to the reverse split to be effected in connection with the merger, in the form attached as Annex D to this proxy statement/prospectus/information statement.

5.	To approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger.

6.	To consider and vote upon an adjournment of the Apricus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

7.	To transact such other business as may properly come before the Apricus special meeting or any adjournment or postponement thereof.
Recommendation of Apricus’ Board of Directors

•
Apricus’ board of directors has determined that the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders pursuant to the Merger Agreement are fair to, advisable and in the best interests of Apricus and its stockholders and has approved and declared advisable the Merger Agreement and such transactions. Apricus’ board of directors recommends that Apricus’ stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders.

•
Apricus’ board of directors has determined that the Apricus Reverse Stock Split is fair to, advisable and in the best interests of Apricus and its stockholders and has approved and declared advisable the Apricus Reverse Stock Split. Apricus’ board of directors recommends that Apricus’ stockholders vote “FOR” Proposal No. 2 to approve the Apricus Reverse Stock Split.

•
Apricus’ board of directors has determined that the Apricus Name Change is fair to, advisable and in the best interests of Apricus and its stockholders and has approved and declared advisable the Apricus Name Change. Apricus’ board of directors recommends that Apricus’ stockholders vote “FOR” Proposal No. 3 to approve an amendment to the amended and restated articles of incorporation of Apricus effecting the Apricus Name Change.

•
Apricus’ board of directors has determined that the amendment and restatement of the 2012 Plan to, among other things, increase the number of shares of Apricus common stock available for issuance under the 2012 Plan is fair to, advisable and in the best interests of Apricus and its stockholders and has approved and declared advisable the amendment to the 2012 Plan. Apricus’ board of directors recommends that Apricus’ stockholders vote “FOR” Proposal No. 4 to approve such amendment and restatement of the 2012 Plan.

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Apricus’ board of directors recommends that Apricus stockholders vote “FOR” Proposal No. 5 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger.

•
Apricus’ board of directors has determined and believes that adjourning the Apricus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2 is advisable to, and in the best interests of, Apricus and its stockholders and has approved and adopted the proposal. Apricus’ board of directors recommends that Apricus’ stockholders vote “FOR” Proposal No. 6 to adjourn the Apricus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2.

Record Date and Voting Power
Only holders of record of Apricus common stock at the close of business on the record date, , 2018, are entitled to notice of, and to vote at, the Apricus special meeting. There were approximately holders of record of Apricus common stock at the close of business on the record date. At the close of business on the record date, shares of Apricus common stock were issued and outstanding. Each share of Apricus common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section entitled “Principal Stockholders of Apricus” in this proxy statement/prospectus/information statement for information regarding persons known to Apricus’ management to be the beneficial owners of more than 5% of the outstanding shares of Apricus common stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of Apricus’ board of directors for use at the Apricus special meeting.
If you are a stockholder of record of Apricus as of the record date referred to above, you may vote in person at the Apricus special meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the Apricus special meeting, Apricus urges you to vote by proxy to ensure your vote is counted. You may still attend the Apricus special meeting and vote in person if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:

•	to vote in person, attend the Apricus special meeting and Apricus will provide you a ballot when you arrive.

•
to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Apricus before the Apricus special meeting, Apricus will vote your shares as you direct on the proxy card.

•
to vote by telephone or on the Internet, dial the number on the proxy card or voting instruction form or visit the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide Apricus’ number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern time on , 2018 to be counted.

If your shares of Apricus common stock are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your shares of Apricus common stock. Brokers are not expected to have discretionary authority to vote for any of the proposals, so your broker will not be able to vote your shares of Apricus common stock without instructions from you. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.
All properly executed proxies that are not revoked will be voted at the Apricus special meeting and at any adjournments or postponements of the Apricus special meeting in accordance with the instructions contained in the proxy. If a holder of Apricus common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders pursuant to the Merger Agreement; “FOR” Proposal No. 2 to approve the Apricus Reverse Stock Split; “FOR” Proposal No. 3 to approve an amendment to the amended and restated articles of incorporation of Apricus to effect the Apricus Name Change; “FOR” Proposal No. 4 to approve the amendment and restatement of the 2012 Plan to, among other things, increase the number of shares of Apricus common stock available for issuance under the 2012 Plan; “FOR” Proposal No. 5 to approve, on a non-binding, advisory basis, the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger; and “FOR” Proposal No. 6 to approve the adjournment of the Apricus special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 or 2 in accordance with the recommendation of Apricus’ board of directors.
Apricus’ stockholders of record, other than those Apricus’ stockholders who have executed support agreements, may change their vote at any time before their proxy is voted at the Apricus special meeting by sending a written notice to the Secretary of Apricus stating that the stockholder would like to revoke its proxy, submitting new proxy instructions either on a new proxy card or by telephone or via the Internet, or attending the Apricus special meeting and voting in person. Attendance alone will not revoke a proxy. If a stockholder of Apricus of record or a stockholder who owns shares of Apricus common stock in “street name” has instructed a broker to vote its shares of Apricus common stock, the stockholder must follow directions received from its broker to change those instructions.
Required Vote
The presence, in person or represented by proxy, at the Apricus special meeting of the holders of a majority of the shares of Apricus common stock outstanding and entitled to vote at the Apricus special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Approval of Proposal Nos. 1, 4, 5 and 6 each require the affirmative vote of a majority of the votes cast in person or by proxy at the Apricus special meeting. Approval of Proposal Nos. 2 and 3 each require the affirmative vote of holders of a majority of the Apricus common stock outstanding on the record date for the Apricus special meeting.
Votes will be counted by the inspector of election appointed for the Apricus special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total and will have the same effect as “AGAINST” votes for Proposal Nos. 2 and 3; abstentions will have no effect on Proposal Nos. 1, 4, 5 and 6. Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal Nos.

2 and 3. For Proposal Nos. 1, 4, 5 and 6, broker non-votes, if any, will have no effect and will not be counted towards the vote total, but will be used to determine whether a quorum is present at the Apricus special meeting.
As of , 2018, the directors and executive officers of Apricus beneficially owned approximately less than 1% of the outstanding shares of Apricus common stock entitled to vote at the Apricus special meeting. Each of the directors and executive officers, and certain other stockholders, of Apricus have entered into support agreements, pursuant to which such director, executive officer or other stockholder has agreed to be present (in person or by proxy) at the Apricus special meeting to vote all shares of Apricus common stock owned by him, her or it as of the record date (a) in favor of (i) the approval of the Merger Agreement, (ii) the approval of the transactions contemplated by the Merger Agreement, including the merger and the issuance of shares of Apricus common stock pursuant to the Merger Agreement, (iii) the approval of the Apricus Reverse Stock Split, and (iv) the approval of any amendment or restatement to Apricus’ articles of incorporation or bylaws to give effect to the transactions contemplated by the Merger Agreement, including the Apricus Name Change; and (b) against (i) any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Apricus or any of its subsidiaries or affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions that would result in such parties’ obligations under the Merger Agreement not being fulfilled; and (ii) any competing acquisition proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the merger and all other transactions contemplated by the Merger Agreement. As of                      , 2018, Apricus is not aware of any affiliate of Seelos owning any shares of Apricus common stock entitled to vote at the Apricus special meeting.
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Apricus may solicit proxies from Apricus’ stockholders by personal interview, telephone or otherwise. Apricus and Seelos will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Apricus common stock for the forwarding of solicitation materials to the beneficial owners of Apricus common stock. Apricus will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Apricus has retained Morrow Sodali, LLC as its proxy solicitor. Apricus will pay the fees of Morrow Sodali, LLC, which Apricus expects to be approximately $15,000, plus reimbursement of out-of-pocket expenses.
Other Matters
As of the date of this proxy statement/prospectus/information statement, Apricus’ board of directors does not know of any business to be presented at the Apricus special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Apricus special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
THE MERGER
This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the merger, including the Merger Agreement. While Apricus and Seelos believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A to this proxy statement/prospectus/information statement, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Background of the Merger

Historical Background for Apricus
Apricus’ board of directors and management regularly review its operating and strategic plans in an effort to enhance stockholder value. These reviews involve, among other things, discussions of opportunities and risks associated with Apricus’ product candidates, development programs, financial condition and market, as well as consideration of strategic alternatives and options available to Apricus.
On February 15, 2018, the FDA issued a CRL for the NDA for Vitaros, a product candidate in the United States for the treatment of erectile dysfunction, which Apricus in-licensed. A CRL is a communication from the FDA that informs companies that an NDA cannot be approved in its present form. On February 16, 2018, Apricus publicly announced the issuance and outcome of the CRL. On April 16, 2018, Apricus met with the FDA to discuss the CRL, and the FDA confirmed at this meeting the FDA’s position that two new Phase 3 clinical efficacy trials at a lower Vitaros formulation concentration would be necessary in order to re-submit the NDA and potentially receive approval.
In response to the FDA’s CRL for Vitaros and the anticipated regulatory pathway for the product candidate, Apricus’ board of directors shortly thereafter initiated a process to identify and evaluate strategic alternatives available to Apricus that ultimately resulted in the execution of the Merger Agreement with Seelos. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations between Apricus’ management and the management of Seelos, along with their respective advisors and under the guidance of each company’s board of directors. From the beginning, Apricus followed a deliberate process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates in a broad and inclusive manner. The following is a summary of the background of the process undertaken by Apricus, and the identification and evaluation of strategic alternatives and the negotiation of the Merger Agreement, including the circumstances surrounding Apricus’ decision to review strategic alternatives available to it.
On February 16, 2018, following the CRL announcement, Apricus’ board of directors held a special telephonic meeting with members of Apricus’ management and a representative of Latham & Watkins LLP (“Latham & Watkins”), Apricus’ outside corporate counsel, to discuss the receipt and contents of the CRL for Vitaros and the strategic implications of that regulatory development, including the potential to raise additional capital.
On March 1, 2018, after the close of trading of Apricus common stock, Apricus filed its Annual Report on Form 10-K and issued a press release providing its corporate update and fourth quarter and full year 2017 financial results. The press release stated that in addition to attempting to determine the specific requirements needed to address the deficiencies noted in the CRL for Vitaros, Apricus would also focus its efforts on identifying and evaluating opportunities or business combinations to maximize shareholder value, reducing expenses and extending its cash runway.
On March 2, 2018, Apricus’ board of directors held a regular meeting with members of management and a representative of Latham & Watkins, to discuss an end-of-review meeting with the FDA concerning the CRL for Vitaros and strategic alternatives, among other things. Management then presented potential capital raising opportunities to Apricus' board of directors and reviewed potential strategic opportunities, including an acquisition of Apricus, in-licensing additional development programs or a reverse merger. A representative of Latham & Watkins reviewed with the board of directors its fiduciary duties in considering strategic alternatives. The board of directors discussed and considered with management the strategic alternatives presented by management. The board of directors directed management to continue to evaluate a specific in-license opportunity identified at the meeting and concurrently cultivate reverse merger opportunities. As part of the discussion, a number of private companies were identified as preliminary candidates for a reverse merger. The board of directors also discussed the potential engagement of a financial advisor to assist with a strategic alternative process. The board of directors and management also discussed potential opportunities to raise capital for Apricus for general corporate purposes and working capital. After discussion, the board of directors authorized the creation of a pricing committee of the board of directors for the purposes of approving the terms of any potential financing. The board of directors also authorized management to pursue a financing for Apricus on such terms to be approved by the pricing committee.
On March 15, 2018, Apricus’ board of directors held a special telephonic meeting with members of Apricus’ management and a representative of Latham & Watkins to among other matters, further review strategic alternatives, the potential engagement of a financial advisor, valuation matters, and the CRL for Vitaros. As part of the discussion with respect to the engagement of a financial advisor and a potential reverse merger process, a representative of Latham & Watkins reviewed with the board of directors its fiduciary duties and legal considerations in connection with such a process. The board of directors directed management to continue to negotiate with potential financial advisors.
On March 23, 2018, Apricus’ board of directors held a special telephonic meeting with management and a representative of Latham & Watkins to discuss, among other things, Apricus’ management's interaction with multiple financial advisors and the specific financial terms proposed by Canaccord Genuity LLC (“Canaccord”). Management reviewed Canaccord’s experience and qualifications with the board of directors and discussion followed regarding the selection of a financial advisor, as well as the proposed terms of an engagement with Canaccord. After discussion, the board of directors unanimously approved the engagement of Canaccord as Apricus’ financial advisor for a potential strategic transaction and related engagement letter.
Between March 23, 2018 and July 30, 2018, Canaccord and members of Apricus’ management, conducted a process of identifying and evaluating potential parties to a reverse merger. In its outreach efforts, representatives of Canaccord contacted a broad set of companies that met certain criteria established by the board of directors and that consisted of private companies actively considering an initial public offering, private companies not actively considering an initial public offering, private companies that had failed in earlier attempts to complete an initial public offering but that had raised significant capital, publicly traded foreign companies seeking a Nasdaq listing and public companies in the United States seeking capital or that were believed to have a strategic fit with Apricus. In total more than 40 companies were contacted by Canaccord during this process. As a result of this process, between April 23, 2018 and May 24, 2018, Canaccord delivered bid process letters to a total of ten companies and, in response thereto, a total of seven companies submitted non-binding proposals to Apricus. Except as described below none of these discussions or proposals advanced beyond a preliminary stage.
On March 26, 2018, prior to the opening of trading of Apricus common stock, Apricus publicly announced the scheduling of an end-of-review meeting with the FDA for April 12, 2018 to discuss the CRL for Vitaros.
On March 27, 2018, the pricing committee of the board of directors held a special telephonic meeting with a representative of H.C. Wainwright & Co., LLC and a representative of Latham & Watkins to discuss a proposed public offering of shares of common stock and related warrants. The pricing committee approved the public offering of common stock and warrants, and a related repricing of outstanding warrants. On March 28, 2018, Apricus announced the pricing of the offering and on April 2, 2018 the offering closed, for net proceeds of approximately $2.9 million, after deducting placement agent fees and other estimated offering expenses.
On April 5, 2018, the Apricus board of directors held a special telephonic meeting with members of Apricus’ management and a representative of Latham & Watkins to review business development matters and the strategic process being led by Canaccord, including initial outreach, timing and next steps, among other things.
On April 12, 2018, Apricus met with the FDA for an end-of-review meeting to discuss issues cited by the FDA in its CRL for the Vitaros NDA. The FDA confirmed during the meeting that Apricus should develop a new Vitaros formulation that reduces the concentration of DDAIP.HCl from 2.5% to 0.5% in order to address the tumor promotion and partner transference safety concerns noted in the CRL. The FDA also confirmed that two new Phase 3 clinical efficacy trials with the reformulated product should be conducted prior to resubmitting the NDA and that the trials should include an assessment of the potential risk of enhanced sexually transmitted infections with the new formulation. In addition, the FDA requested certain pharmacokinetic assessments that Apricus expected could be completed as part of the requested Phase 3 program and any additional clinical or commercial safety data generated prior to a resubmission. Lastly, the FDA stated that the Chemistry, Manufacturing and Control (CMC) section in the resubmission would need to be updated with data generated during development of the new formulation.
On April 13, 2018, Apricus’ board of directors held a special telephonic meeting with members of management and a representative of Latham & Watkins to discuss feedback from the FDA at the April 12, 2018 end-of-review meeting with respect to Apricus’ NDA for Vitaros, Apricus’ ongoing evaluation of strategic opportunities, Canaccord’s process and next steps.

On April 13, 2018, a representative from Canaccord held a meeting with members of Seelos’ management to discuss Apricus’ strategic process and discuss initial diligence matters.
Between April 14, 2018 and April 16, 2018, a representative from Canaccord facilitated the execution of a confidentiality agreement between Apricus and Seelos and scheduled an introductory conference call between the parties to discuss initial diligence questions. Additionally, Seelos’ management provided a corporate information presentation to representatives from Canaccord.
On April 16, 2018, prior to the opening of trading of Apricus common stock, Apricus publicly announced the outcome of the end-of-review meeting with the FDA on the NDA for Vitaros. Apricus disclosed that the cost and timeline associated with a reformulation effort and completing additional Phase 3 clinical trials exceeded its current resources and ability to raise additional capital. It also disclosed that Apricus had initiated discussions with interested parties for the U.S. Vitaros rights to enable its continued development and potential approval in exchange for financial terms commensurate with a development stage asset. Apricus also disclosed that its board of directors had determined that it should evaluate strategic alternatives or other business combinations, with the goal of maximizing shareholder value.
On April 19, 2018, representatives of Canaccord facilitated an introductory call between members of management of each of Apricus and Seelos and their respective legal counsel and an exchange of each company’s corporate presentation, as well as additional company information.
On April 23, 2018, representatives of Canaccord delivered Apricus’ bid process letter to Seelos.
On April 28, 2018, Seelos submitted its first non-binding proposal setting forth proposed terms for a transaction, which included provisions for proposed CVRs to be distributed to Apricus stockholders at closing.
On May 3, 2018, after the close of trading of Apricus common stock, Apricus filed its quarterly report on Form 10-Q and issued a press release providing its corporate update and first quarter 2018 financial results. The press release stated that in addition to pursuing U.S. Vitaros partnership discussions with interested parties, Apricus is evaluating strategic alternatives, which may include a sale of the company, a business combination, a merger or reverse merger or a license, and in order to maximize shareholder value, Apricus has engaged Canaccord to assist in that process.
On May 15, 2018, Apricus’ board of directors held a regular meeting with members of Apricus’ management, a representative from Canaccord and a representative of Latham & Watkins to discuss Apricus’ ongoing strategic process, among other things. The board of directors noted that the process had been designed to identify as many potential counterparties as possible, and that the ultimate objective was to select one or more programs with the greatest potential future value to Apricus’ stockholders. A representative from Latham & Watkins reviewed with the board of directors its fiduciary duties implicated by a strategic transaction. A representative from Canaccord reviewed the general process and ongoing dialogue with a number of potential counterparties, including a timetable for next steps. The representative from Canaccord discussed each of the compelling candidates in detail, reviewing the profiles of the companies, pipelines of products and anticipated capital needs. The board of directors discussed the strategic process as well as other strategic opportunities, such as in-licensing. The Apricus board of directors instructed management to continue to cultivate such other alternative opportunities concurrently with the reverse merger process for further evaluation by the board of directors at subsequent meetings.
Between May 15, 2018 and May 22, 2018, Apricus and Party A executed a confidentiality agreement, and representatives of Canaccord facilitated an introductory call between each company’s management team to discuss initial diligence questions and an exchange of each company’s corporate presentation, as well as additional company information. In addition, representatives of Canaccord delivered Apricus’ bid process letter to Party A and Party A submitted its first non-binding proposal setting forth proposed terms for a transaction. Shortly thereafter, a representative from Canaccord had a brief call with Party A to discuss the terms of their initial proposal.
On May 23, 2018, a representative from Canaccord had an initial call with Party B. On that same day, Party A submitted its second non-binding proposal.

Between May 24, 2018 and May 31, 2018, Apricus entered into confidentiality agreements with each of Party B and Party C. Apricus’ management had an introductory call with Party B and separately answered several due diligence inquiries from Party C through its representatives and advisors. In addition, representatives of Canaccord delivered Apricus’ bid process letter to each of Party B and Party C and shortly thereafter, both companies submitted their respective first non-binding proposals setting forth proposed terms for a transaction with Apricus.
On June 4, 2018, Apricus received Party A’s third non-binding proposal from the representatives of Canaccord.
Later on June 4, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management, a representative from Canaccord and a representative of Latham & Watkins to discuss Apricus’ ongoing strategic process, among other things. A representative from Canaccord discussed strengths and considerations for each of the strategic companies that remained in the process, and reviewed the profile for each in detail. The board of directors discussed each of the companies remaining in the process as well as alternatives designed to maximize long-term value for Apricus’ stockholders. In evaluating the proposals received by Apricus, the board of directors considered such factors as the valuation ascribed to Apricus, the ability and interest of each company to close a transaction quickly, the potential value of a combined organization and other factors relevant to maximizing stockholder value.
Between June 5, 2018 and June 7, 2018, representatives of Canaccord discussed the current proposals with each remaining bidder and Apricus exchanged additional due diligence items with the respective bidders.
On June 8, 2018, a representative from Party A sent Canaccord a draft exclusivity agreement and requested comments by June 12, 2018.
On June 11, 2018, a representative from Apricus sent email correspondence to Party A to schedule due diligence calls. On the same day, Apricus received Party B’s second non-binding proposal and Canaccord delivered an initial draft of a merger agreement to Party B. Party B also requested access to Apricus’ virtual dataroom.
Also on June 11, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management and a representative of Latham & Watkins to discuss Apricus’ ongoing strategic process. The board of directors discussed the strategic process and emphasized its desire to continue to evaluate the remaining candidates and to proceed to negotiate definitive terms for a transaction designed to create the greatest long term value opportunities for Apricus’ stockholders.
On June 12, 2018, Apricus continued due diligence discussions with the various bidders, including receipt of and grant of virtual dataroom access to various parties.
On June 13, 2018 and June 14, 2018, Party A’s counsel delivered comments to a draft merger agreement to representatives of Apricus, a representative from Canaccord had a call with representatives from Party A to discuss updates to the process and Party A provided Canaccord with a revised draft of an exclusivity agreement.
Between June 14, 2018 and June 15, 2018, a representative from Canaccord discussed each of the bidding parties' proposals with them and informed them that there were additional parties participating in Apricus’ strategic process.
On June 15, 2018, a call was held between Apricus’ management and Party B’s management. On that same day, Party A elected to halt further due diligence on Apricus until it had entered into an exclusivity arrangement with Apricus.
On June 16, 2018, Apricus received a second non-binding proposal from Seelos, which increased the assumed valuation of Apricus compared to Seelos’ prior proposal. A representative from Canaccord discussed Seelos’ revised proposal with Seelos’ management and confirmed that other parties were also participating in Apricus’ strategic process.
On June 19, 2018, Apricus received Party B’s comments to a draft merger agreement. Additionally, on June 19, 2018, Seelos provided a verbal update to its non-binding proposal to representatives of Canaccord, increasing its assumed valuation of Apricus above its second non-binding proposal. Canaccord also provided Seelos management with a draft of the Merger Agreement.

Later on June 19, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management, representatives from Canaccord and a representative of Latham & Watkins to discuss Apricus’ ongoing strategic process to identify a potential reverse merger candidate, among other things. A representative from Canaccord reviewed the profiles of Party A and Seelos, the parties that had emerged as the most viable candidates in Apricus’ strategic process. The board of directors and management discussed due diligence matters related to the strategic process and the request for an exclusivity arrangement to negotiate a definitive agreement by Party A. The board of directors further discussed the strategic process including the implications of entering into an exclusivity arrangement. That same day, a representative from Canaccord delivered an initial draft of the Merger Agreement to Seelos’ management and Seelos requested dataroom access.
On June 20, 2018 and June 21, 2018, Apricus’ management held due diligence discussions with the various bidders, which included receiving access to bidders’ virtual data rooms and granting access to Apricus’ virtual dataroom access to various bidders, including Seelos. Members of Apricus’ management team discussed with Party B regarding Party B’s comments to a draft merger agreement. A representative of Seelos provided comments on the draft of the Merger Agreement to representatives of Canaccord and Apricus.
On June 22, 2018, Party B’s management delivered further comments to a draft merger agreement to Apricus’ management and representatives of Canaccord.
Between June 25, 2018 and June 28, 2018, members of the Apricus management spoke with each of the remaining bidders: Seelos, Party A, Party B and Party C. Apricus’ management spoke with Seelos’ management to review comments and questions on the draft of the Merger Agreement, as well as the next steps in the process, financing plans and the timing and costs of Seelos' clinical development programs; Party A inquired to the representatives of Canaccord regarding the warrants Apricus had restructured related to an earlier financing; members of Apricus’ management team spoke with representatives of Party B to gauge their interest and members of Apricus’ management team held an introductory call with representatives of Party C.
On June 29, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management, a representative of Canaccord and a representative of Latham & Watkins to discuss Apricus’ ongoing strategic process to identify a potential reverse merger candidate. Apricus’ management team provided an update on Apricus’ strategic process to date and an overview of potential candidates, including Seelos, Party A, Party B and Party C, including indications of interest received and summaries of discussions between members of Apricus’ management team and representatives of the parties. The board of directors and management discussed the process for evaluating the proposals received as well as the bidder itself to select a final merger candidate as well as the anticipated transaction timing. The board of directors determined to move forward with evaluating the proposals received and instructed management and Apricus’ advisors to proceed with due diligence on the interested parties and evaluation of their proposals with the goal of selecting a party with which to pursue a definitive agreement with at the board of directors’ next meeting.
Between June 29, 2018 and July 4, 2018, Apricus informed each of Seelos, Party A, Party B and Party C that Apricus would make a decision to proceed exclusively with a bidding party the week after the Apricus board of directors' meeting on July 5, 2018. During this time, Apricus’ management conducted additional due diligence on each of the parties and continued to vet each bidder that remained in the process.
On July 5, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management, representatives of Canaccord and a representative of Latham & Watkins. Apricus’ management team provided an update regarding Apricus’ strategic process and continuing evaluation of potential reverse merger candidates. Management described interactions with Seelos, Party A, Party B and Party C including the non-binding proposals provided by each, profiles of the companies and indications about the speed at which each bidder would pursue a transaction. The board of directors asked questions about the bidders and members of management responded to the board of directors’ questions. A representative from Canaccord provided a description of the leading counterparty, Seelos, which had proposed an attractive valuation for Apricus and committed to move quickly in accordance with the timeline presented by Canaccord. The board of directors, with management and Canaccord, discussed Seelos in comparison to the other bidders including that Seelos’ proposal compared favorably with the other proposals received, assigned an attractive valuation to Apricus and provided for Apricus stockholders to receive CVRs at closing of the transaction, that Seelos had a diversified pipeline of late-stage clinical assets with a strong intellectual property profile that would benefit the

Apricus stockholders as stockholders of the combined organization and that Seelos’ management had been responsive and was prepared to move quickly towards a closing, among other factors. Apricus’ management noted that Seelos had requested a period of exclusivity to provide time to finalize due diligence and negotiate a definitive agreement. The board of directors asked questions about Seelos and its proposal and members of management and representatives from Canaccord responded to the board of directors’ questions. The board of directors considered the strategic process that had been conducted to date, the number of proposals Apricus had received during the strategic process, the number of parties contacted by Canaccord in pursuing Apricus’ process, the likelihood of receiving additional proposals as well as the likelihood of negotiating a definitive agreement with Seelos on terms acceptable to the board of directors and in the best interests of Apricus’ stockholders. After further discussion, the board of directors instructed management to proceed with negotiating and entering into a three-week period of exclusivity with Seelos and to seek to negotiate acceptable definitive terms for the reverse merger with Seelos.
Between July 5, 2018 and July 9, 2018, members of management of Apricus and Seelos negotiated an exclusivity agreement providing that for 21 days after the execution of the exclusivity agreement, each party would work in good faith with the goal of executing a definitive merger agreement with the other party and would not solicit, participate in any discussions relating to, or cooperate with competing proposals.
On July 9, 2018, the Chief Executive Officers of each of Apricus and Seelos executed the exclusivity agreement on behalf of each of their respective companies. Also on July 9, 2018, Apricus terminated its dataroom access related to the strategic process with respect to any other bidders and informed each of Party A, Party B and Party C that Apricus had entered into an exclusivity arrangement with another party.
On July 10, 2018, members of management of Apricus provided Seelos management with a revised draft of the Merger Agreement.
On July 12, 2018, members of the management of each of Apricus and Seelos, and their respective advisors and counsel had an organizational call to discuss the process for negotiating a definitive agreement and the anticipated timeline for signing a definitive agreement and the subsequent closing of a transaction.
On July 13, 2018 and July 14, 2018, representatives of Paul Hastings LLP (“Paul Hastings”), legal counsel for Seelos, delivered comments on the Merger Agreement, draft lock-up agreements and support agreements and Seelos’ draft disclosure schedules to representatives of Latham & Watkins.
Between July 17, 2018 and July 19, 2018, representatives of Latham & Watkins provided comments on the Merger Agreement, Apricus’ draft disclosure schedules and a draft CVR agreement to representatives of Paul Hastings. During that same period, representatives of Paul Hastings delivered further comments on the Merger Agreement to Latham & Watkins.
On July 20, 2018, Paul Hastings provided comments to Apricus’ draft disclosure schedules and the CVR agreement and Apricus provided a workup of the exchange ratio calculation provided by representatives of Canaccord.
On July 22, 2018 and July 23, 2018, representatives of Latham & Watkins delivered comments to the support agreements, the Merger Agreement and the CVR agreement to representatives of Paul Hastings. Later that same day, representatives of Paul Hastings provided comments to the Merger Agreement and the CVR agreement to representatives of Latham & Watkins.
On July 23, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management, a representative of Canaccord and a representative of Latham & Watkins to discuss Apricus’ ongoing negotiations with Seelos. Apricus’ management provided an update to the board of directors regarding the negotiations with Seelos including matters related to the calculation of net cash under the Merger Agreement and how it would impact the exchange ratio, how certain types of equity holdings would be treated in the transaction, Apricus’ ongoing litigation and other related matters. A representative of Canaccord also discussed the negotiations and anticipated timing to finalize negotiations and proceed with a definitive agreement. The board of directors discussed the status of the negotiations and provided guidance on outstanding terms. After discussion, the Apricus board of directors directed management and Apricus’ advisors to continue to seek to negotiate an acceptable definitive agreement with Seelos.

After the board of directors' meeting, Apricus' management had a follow-up discussion with Seelos management to discuss open issues.
On July 24, 2018, members of the management of each of Apricus and Seelos, and their respective advisors and counsels, had a conference call to discuss any remaining considerations and open negotiation items related to transaction documents and the anticipated timeline for signing and announcing the execution of the Merger Agreement. Later on the same day, representatives of Latham & Watkins provided comments on the Merger Agreement and the CVR agreement, as well as delivered revised disclosure schedules to representatives of Paul Hastings.
On July 25, 2018, representatives of Paul Hastings provided comments to the Merger Agreement, CVR agreement and Apricus disclosure schedules, as well as Seelos revised disclosure schedules to representatives of Latham & Watkins.
Later on July 25, 2018, representatives of Latham & Watkins delivered comments to the Merger Agreement, CVR agreement and Apricus’ disclosure schedules to representatives of Paul Hastings.
On July 26, 2018, Apricus’ board of directors held a telephonic meeting with members of Apricus’ management, a representative of Canaccord and representatives of Latham & Watkins to discuss and review the terms of the proposed reverse merger with Seelos. Apricus’ management and a representative of Latham & Watkins reviewed the terms of the Merger Agreement, the CVR Agreement and other agreements contemplated by the Merger Agreement with the board of directors. The terms of the transaction and the Merger Agreement were reviewed and discussed. A representative from Canaccord provided a report on behalf of Canaccord, including a review of the strategic process, a summary of the candidates contacted and evaluated by the Apricus board of directors and management, a review of the Seelos’ profile and prospects and related matters. After discussion, Apricus’ board of directors unanimously: (i) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of Apricus’ stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the issuance of common stock to Seelos’ stockholders; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that Apricus’ stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the issuance of shares of Apricus’ common stock in the merger and, if deemed necessary, the Apricus Reverse Stock Split and an amendment to Apricus’ articles of incorporation to change the name of Apricus. The Apricus board of directors also instructed management to work with Apricus’ advisors to finalize the transaction documents with Seelos, including making limited revisions to the transaction documents.
Later in the day on July 26, 2018, Paul Hastings delivered comments to the Merger Agreement, CVR agreement and Apricus disclosure schedules, as well as a revised pro-forma schedule to Latham & Watkins and Apricus.
On July 27, 2018, members of management of Apricus and Seelos and a representative of Canaccord had a call to discuss certain transition matters, coordinate a communication plan and actions post-announcement. Also on July 27, 2018, representatives of Latham & Watkins delivered comments to the Merger Agreement, CVR agreement and Apricus’ disclosure schedules to representatives of Paul Hastings. Afterwards, representatives of Paul Hastings delivered Seelos’ revised disclosure schedules, pro-forma capitalization table and exchange ratio calculations to representatives of Latham & Watkins.
On July 28, 2018 and July 29, 2018, representatives of Latham & Watkins circulated compiled transaction documents to all parties.
On July 30, 2018, the Merger Agreement and related documents were executed and delivered by representatives of Seelos and Apricus. Following execution of the Merger Agreement and prior to the opening of trading of Apricus common stock Apricus and Seelos issued a joint press release announcing the execution of the Merger Agreement.
Historical Background for Seelos
Seelos’ board of directors and management periodically review options to enhance stockholder value, including financing transactions, mergers and acquisitions.

On April 13, 2018, Raj Mehra, Ph.D., Chairman, Founder and Chief Executive Officer of Seelos met with a representative of Canaccord to discuss Apricus' strategic process and initial diligence matters. Subsequently, on or about April 15, 2018, Seelos and Apricus executed a confidentiality agreement and Seelos provided a representative of Canaccord with a corporate presentation.
On April 19, 2018, Dr. Mehra participated in a conference call with members of Apricus' management and the parties' legal advisors to discuss the proposed transaction.
On April 23, 2018, a representative of Canaccord delivered Apricus' bid process letter to Dr. Mehra.
On or about April 28, 2018, Dr. Mehra submitted to representatives of Canaccord a proposal for a potential merger transaction between Seelos and Apricus.
On June 16, 2018, following discussions with Seelos’ advisors, Dr. Mehra submitted to representatives of Canaccord a revised proposal for the merger, providing for improved terms for Apricus’ stockholders.
On June 19, 2018, Dr. Mehra spoke with a representative of Canaccord and offered a further increased valuation. A representative of Canaccord then provided Seelos with a draft of the Merger Agreement, which Seelos reviewed with its legal and financial advisors, and the parties commenced due diligence.
On July 9, 2018, following several formal and informal discussions between representatives of Seelos and Apricus, with the support of Seelos’ board of directors, management and sole stockholder, Seelos entered into a letter agreement with Apricus containing certain limited exclusivity provisions to allow the parties to conduct further due diligence and negotiate a definitive agreement related to the proposed merger.
On July 10, 2018, representatives of Apricus provided representatives of Seelos with a revised draft of the Merger Agreement, reflecting revisions as previously discussed between the parties.
From July 10, 2018 until the execution of the definitive Merger Agreement on July 30, 2018, Seelos and its advisors performed extensive due diligence on the potential merger transaction, and negotiated the terms and conditions of the merger with Apricus and its advisors, including exchanging numerous calls, messages and drafts of the Merger Agreement and related documents.
On July 27, 2018, Seelos’ advisors, including its legal counsel, reviewed with Dr. Mehra the terms and conditions of the proposed merger and discussed Dr. Mehra’s fiduciary duties in the context of the consideration and approval of the merger. Following such discussion, Dr. Mehra executed an action by unanimous written consent of the Board of Directors of Seelos (i) determining that the merger was in the best interests of Seelos and its stockholders and that the terms of the merger were fair, (ii) authorizing the entry by Seelos into the Merger Agreement and (iii) approving certain other related matters.
On July 30, 2018, Dr. Mehra and a representative of Apricus executed the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement.
Apricus Reasons for the Merger
Apricus’ board of directors considered the following factors in reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby and to recommend that Apricus’ stockholders approve the Merger Agreement, and thereby approve the merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Apricus common stock in the merger, all of which Apricus’ board of directors viewed as supporting its decision to approve the business combination with Seelos:

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Based in part on the scientific diligence and analysis of Seelos’ product pipeline, the potential market opportunity for its products and the expertise of its scientific team, which was conducted over several weeks by Apricus management and reviewed with Apricus’ board of directors, Apricus’ board of directors believes that Seelos' platform and potential product candidates have the potential to meet unmet medical needs and address a sizable market opportunity, thereby potentially enhancing value for the stockholders of the combined organization and an opportunity for Apricus’ stockholders to participate in the potential growth of the combined organization.

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Apricus’ board of directors considered that current Apricus stockholders will receive a CVR to receive 90% of any future payments above $500,000 based on the sale or out-licensing of the Vitaros assets, including any milestone payments, less reasonable transaction expenses.

•	Apricus’ board of directors considered the strength of the balance sheet and sufficiency of the expected cash resources of the combined organization.

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Apricus’ board of directors also reviewed with Apricus’ management the current operating plans of Seelos to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the management team to focus on implementing Seelos’ business plan and growing Seelos’ business, without the need for immediate fundraising. Apricus’ board of directors also considered the ability of Seelos to take advantage of the potential benefits resulting from becoming a public reporting company listed on Nasdaq when it seeks to raise additional equity or debt in the future.

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Apricus’ board of directors considered the strength of Seelos’ current and proposed management and scientific team, and their expertise in the biotechnology industry and the field of CNS disorders, as well as the fact that the board of directors following the completion of the merger will include a representative of Apricus who has public company leadership experience.

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Apricus’ board of directors concluded that the merger would provide Apricus’ existing stockholders with a significant opportunity to participate in the potential increase in value of the combined organization following the merger.

•	Apricus’ board of directors also reviewed various factors impacting the financial condition, results of operations and prospects for Apricus, including:

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the strategic alternatives to the merger, including potential transactions that could have resulted from discussions that Apricus’ management conducted with other potential merger partners, as well as potential in-licensing opportunities and related capital requirements;

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the consequences of the complete response letter from the FDA related to Vitaros, and the likelihood that Apricus would not be able to address the FDA comments in the foreseeable future on a stand-alone basis;

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the loss of the operational capabilities of Apricus, and the risks associated with continuing to operate Apricus on a stand-alone basis, including the need to secure a development partner to conduct additional clinical trials to address the complete response letter from the FDA, as well as raise substantial funds to continue its operations;

•	the risks associated with, and the limited value and high costs of, liquidating Apricus and thereafter distributing the remaining proceeds to Apricus’ stockholders; and

•	Apricus’ potential inability to maintain its Nasdaq listing without completing the merger.
Apricus’ board of directors also reviewed the terms and conditions of the Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:

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that the exchange ratio used to establish the number of shares of Apricus common stock to be issued to Seelos’ stockholders in the merger is not subject to adjustment based on trading prices, and thus the relative percentage ownership of Apricus’ stockholders and Seelos’ stockholders immediately following the completion of the merger is fixed, subject to adjustment for closing cash balances;

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the limited number and nature of the conditions to Seelos’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the merger will be consummated on a timely basis;

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the respective rights of, and limitations on, Apricus and Seelos under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Apricus or Seelos receive a superior offer (as defined in the section titled “The Merger Agreement—No Solicitation” below);

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the reasonableness of the potential termination fee of $500,000 and related reimbursement of certain transaction expenses, which could become payable by either Apricus or Seelos to the other party if the Merger Agreement is terminated in certain circumstances;

•	the fact that the termination fee of $500,000 can be paid by either party in shares of common stock, reducing the potential cash payment in connection with a termination;

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the support agreements, pursuant to which certain directors, officers and stockholders of Apricus and Seelos, respectively, have agreed, solely in their capacity as stockholders of Apricus and Seelos, respectively, to vote all of their shares of Seelos common stock or Apricus common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

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the agreement of Seelos to provide a written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the merger and related transactions within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

•
the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, Apricus’ board of directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:

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the $500,000 termination fee and related expense reimbursement obligations payable by Apricus to Seelos upon the occurrence of certain events and the potential effect of such fees in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Apricus’ stockholders;

•	the substantial expenses to be incurred in connection with the merger;

•	the possible volatility, at least in the short term, of the trading price of Apricus common stock resulting from the announcement of the merger;

•
the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the merger or of the delay or failure to complete the merger on the reputation of Apricus;

•	the likely detrimental effect on Apricus’ cash position, stock price and ability to initiate another process and to successfully complete an alternative transaction should the merger not be completed;

•	the risk to Apricus’ business, operations and financial results in the event that the merger is not consummated;

•	the likelihood of disruptive stockholder litigation following announcement of the merger;

•	the unproven, development-stage nature of Seelos’ product candidates, which may not be successfully developed into products marketed and sold;

•
the strategic direction of the combined organization following the completion of the merger, which will be determined by a board of directors initially comprised of a majority of the directors designated by Seelos;

•	the fact that the merger could result in substantial limits on the utilization of Apricus’ net operating loss carryforwards; and

•	various other risks associated with the combined organization and the merger, including those described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.
The foregoing information and factors considered by Apricus’ board of directors are not intended to be exhaustive but are believed to include all of the material factors considered by Apricus’ board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Apricus’ board of directors did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of Apricus’ board of directors may have given different weight to different factors. Apricus’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Apricus’ management team, members of the board of directors and the legal and financial advisors of Apricus, and considered the factors overall to be favorable to, and to support, its determination.
Seelos Reasons for the Merger
The following discussion sets forth material factors considered by the Seelos board of directors in reaching its determination to authorize the Merger Agreement and approve the merger; however, it may not include all of the factors considered by the Seelos board of directors. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the merger, the Seelos board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Seelos board of directors viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.
In the course of reaching its decision to approve the merger, Seelos’ board of directors consulted with its senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:

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the potential increased access to sources of capital and a broader range of investors to support the clinical development of its therapeutic candidates following consummation of the transaction compared to if Seelos continued to operate as a privately held company;

•	the potential to provide its current stockholders with greater liquidity by owning stock in a public company;

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the Seelos board of directors’ belief that no alternatives to the merger were reasonably likely to create greater value for Seelos’ stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by Seelos’ board of directors and the likelihood of achieving any alternative transaction compared to the likelihood of completing the merger;

•	the cash resources of the combined organization, expected to be available at the closing of the merger relative to the anticipated burn rate of the combined organization;

•	the business, history and credibility of Apricus and its affiliates, and its financial resources;

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the availability of appraisal rights under the DGCL to holders of Seelos’ capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Seelos capital stock as determined by the Delaware Court of Chancery;

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the expectation that the merger with Apricus would be a more time- and cost-effective means to access capital than other options considered by Seelos’ board of directors, including additional private financings or an initial public offering;

•	the terms and conditions of the Merger Agreement, including, without limitation, the following:

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the determination that the expected relative percentage ownership of Seelos’ stockholders and Apricus’ stockholders in the combined organization was appropriate in the judgment of the Seelos board of directors, based on the Seelos board of directors’ assessment of the approximate valuations of Apricus and Seelos;

•	the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Apricus to consummate the merger;

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the conclusion of Seelos’ board of directors that the potential termination fee of $500,000, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $350,000, payable by Apricus or Seelos to the other party, and the circumstances when such fee may be payable, were reasonable; and

•
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction.

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the fact that shares of Apricus common stock issued to Seelos’ stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Seelos’ stockholders who are not affiliates of Seelos;

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the support agreements, pursuant to which certain directors, officers and stockholders of Seelos and Apricus, respectively, have agreed, solely in their capacity as stockholders of Seelos and Apricus, respectively, to vote all of their shares of Seelos common stock or Apricus common stock, respectively, in favor of the approval of the Merger Agreement;

•	the ability to obtain a Nasdaq listing for the common stock and the fact that Apricus will change its name to Seelos Therapeutics, Inc. upon the closing of the merger;

•	the competitive market conditions private companies currently face when seeking exchange traded merger or business combination partners;

•	the fact that the proposed merger may enable certain stockholders of Apricus and Seelos to increase the value of their current stockholding; and

•	the likelihood that the merger will be consummated on a timely basis.
Seelos’ board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:

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the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Seelos and the ability of Seelos to obtain financing in the future in the event the merger is not completed;

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the termination fee of $500,000, or in some situations the reimbursement of certain transaction expenses incurred in connection with the merger of up to $350,000, payable by Seelos to Apricus upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Seelos’ stockholders;

•	the risk that the merger might not be consummated in a timely manner or at all;

•	the expenses to be incurred in connection with the merger and related administrative challenges associated with combining the companies;

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the additional expenses and obligations to which Seelos’ business will be subject following the merger that Seelos has not previously been subject to, and the operational changes to Seelos’ business, in each case that may result from being a public company;

•	the current liabilities and obligations of Apricus; and

•
various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by Seelos’ board of directors are not intended to be exhaustive, but are believed to include all of the material factors considered by Seelos’ board of directors. Seelos’ board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Seelos’ management and Seelos’ advisors, and considered the factors overall to be favorable to, and to support, its determination to approve and authorize the Merger Agreement and the transactions contemplated thereby.
Interests of the Apricus Directors and Executive Officers in the Merger
In considering the recommendation of the Apricus board of directors with respect to issuing shares of Apricus common stock in the merger and the other matters to be acted upon by the Apricus stockholders at the Apricus special meeting, the Apricus stockholders should be aware that Apricus’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Apricus’ stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
The board of directors of each of Apricus and Seelos was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that the Apricus stockholders approve the proposals to be presented to the Apricus stockholders for consideration at the Apricus special meeting as contemplated by this proxy statement/prospectus/information statement.
Common Stock Ownership Interests
As of August 15, 2018, Apricus’ directors and executive officers beneficially owned, in the aggregate, less than 1% of the shares of Apricus common stock, which for purposes of this subsection excludes any Apricus shares issuable upon exercise or settlement of Apricus stock options or warrants or Apricus restricted stock units (“RSUs”) held by such individual. The affirmative vote of the holders of a majority of the total outstanding shares of Apricus common stock is required for approval of Proposal Nos. 2 and 3. Approval of Proposal Nos. 1, 4, 5 and 6, requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes, if any, will not be counted as votes cast and accordingly will have no effect upon the outcome of Proposal Nos. 1, 4, 5 and 6. Each of Apricus’ executive officers and directors has also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements—Apricus Support Agreement” beginning on page 137 of this proxy statement/prospectus/information statement.

Warrants
As of August 15, 2018, Richard Pascoe and Russell Ray owned 1,750 and 250 warrants to purchase Apricus common stock, respectively. The number of shares of Apricus common stock underlying such warrants and the exercise price of such warrants will be adjusted appropriately to reflect the Apricus Reverse Stock Split. Based on a per share Apricus stock price of $0.29, and the other assumptions set forth in footnote 2 of the table under the section entitled “—Apricus Named Executive Officer Golden Parachute Payments” of this proxy statement/prospectus/information statement, neither Mr. Pascoe nor Mr. Ray would receive any amount, net of exercise price, if such individual exercised his warrants and immediately sold the common stock of Apricus acquired upon exercise.
Effect of Merger on Apricus Stock Awards
Under the Merger Agreement, as of immediately prior to the Effective Time, the vesting of all outstanding options to purchase shares of Apricus common stock, including those held by Apricus’ executive officers and directors, will accelerate in full. The number of shares of Apricus common stock underlying such options and the exercise price of such options will be adjusted appropriately to reflect the Apricus Reverse Stock Split.
Based on a per share Apricus stock price of $0.29, and the other assumptions set forth in footnote 2 of the table under the section entitled “—Apricus Named Executive Officers Golden Parachute Payments” of this proxy statement/prospectus/information statement, none of the executive officers or directors would receive any amount, net of exercise price, if such individual exercised his or her unvested options that will vest at the time of closing and immediately sold the common stock of Apricus acquired upon exercise.
The table below sets forth information regarding the Apricus stock options held by each of Apricus’ executive officers and directors as of August 15, 2018. The number of shares of Apricus common stock underlying such options will be adjusted appropriately to reflect the Apricus Reverse Stock Split.

Name	Number of Vested Company Stock Options Held	Number of Unvested Company Stock Options Held
Executive Officers
Richard W. Pascoe	146,464	268,536
Brian T. Dorsey	39,589	70,411
Neil Morton	40,016	70,984
Non-Employee Directors
Sanford D. Smith	33,919	14,581
Kleanthis G. Xanthopoulos, Ph.D.	47,369	20,831
Paul V. Maier	32,019	14,581
Russell Ray	31,119	14,581
Wendell Wierenga, Ph.D.	35,419	14,581

Under the Merger Agreement, as of immediately prior to the Effective Time, the vesting of all outstanding Apricus restricted stock units, including those held by Apricus’ executive officers and directors, will accelerate in full and, in exchange therefor, each former holder of any such Apricus restricted stock unit shall be entitled to receive a number of shares of Apricus common stock as is equal to (i) the total number of shares of Apricus common stock subject to such Apricus restricted stock unit, less (ii) a number of shares of Apricus common stock that would otherwise be issued to the holder pursuant to the Apricus restricted stock unit to be withheld by Apricus in satisfaction of the tax withholding obligations arising as a result of the vesting and settlement of such Apricus restricted stock unit equal to a number of shares of Apricus common stock having a fair market value (which, for this purpose, shall be the closing price per share of Apricus common stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share).
The table below sets forth information regarding the Apricus restricted stock units held by each of Apricus’ executive officers as of August 15, 2018 and the value of such restricted stock units based on a per share Apricus stock price of $0.29, and the other assumptions set forth in footnote 2 of the table under the section entitled “—Apricus Named Executive Officer Golden Parachute Payments” of this proxy statement/prospectus/information statement. None of Apricus’ non-employee directors held any Apricus restricted stock units as of August 15, 2018. The number of shares of Apricus common stock underlying such restricted stock units will be adjusted appropriately to reflect the Apricus Reverse Stock Split.

Name	Number of Apricus RSUs Held	Value of Apricus RSUs
Executive Officers
Richard W. Pascoe	167,500	$47,905
Brian T. Dorsey	125,000	$35,750
Neil Morton	117,500	$33,605

Director Positions and Consultancy Agreements Following the Merger
Richard Pascoe is currently the Chief Executive Officer and a director of Apricus and will continue as a director of the combined organization after the Effective Time.
Brian Dorsey served as the Senior Vice President and Chief Development Officer of Apricus until August 30, 2018 and will continue as a consultant to Apricus and then the combined organization after the Effective Time through March 31, 2019. Mr. Dorsey will receive a consulting fee in the amount of $250 per hour for his consulting services, not to exceed eight hours per day. For a description of Mr. Dorsey’s consulting agreement, see “Employment and Consulting Agreements” below.
Director Compensation
Apricus compensates its non-employee directors for their service on the Apricus board of directors, but does not pay director fees to directors who are employees of Apricus. Non-employee members of the Apricus board of directors receive a combination of cash compensation, in the form of annual retainers, and equity incentive compensation, in the form of stock option awards, for their service on the Apricus board of directors. Following the closing, Mr. Pascoe will be eligible to be compensated as a non-employee director of Apricus pursuant to the Apricus non-employee director compensation policy following the Effective Time. For a description of Apricus’ non-employee director compensation policy, please see “Director Compensation” below.
Please see the section above entitled “Effect of the Merger on Stock Awards” above for more information on the treatment of equity held by directors in the merger.
Employment and Consulting Agreements
Apricus has entered into employment agreements with each of its named executive officers. These agreements set forth the individual’s base salary, annual incentive opportunities, equity compensation and other employee benefits. All employment agreements provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although Apricus’ agreements with its named executive officers provide that they would be eligible for severance benefits in certain circumstances following an involuntary or constructive termination, including an involuntary or constructive termination following a change of control. For purposes of these agreements, the merger, if consummated, will constitute a change of control transaction.
Richard W. Pascoe

On March 18, 2013, Apricus entered into an employment agreement with Richard W. Pascoe when he became the Chief Executive Officer of Apricus (the "Initial Employment Agreement"). Subsequently, on December 20, 2016, Apricus entered into an amended and restated employment agreement with Mr. Pascoe (the "2016 Employment Agreement"), which superseded and replaced the Initial Employment Agreement.
The 2016 Employment Agreement provided that if Mr. Pascoe’s employment ended due to an involuntary termination, as such term is defined in the 2016 Employment Agreement, he would receive, in a lump sum payment, 12 months of his annual base salary in effect on the date of termination, any accrued but unpaid bonus for the calendar year preceding his termination, to the extent that the criteria for the bonus had been met, plus his target bonus for the year in which the date of his involuntary termination occurred, full acceleration and vesting of his unvested equity awards, and reimbursement for the cost of continuation of health insurance benefits provided to him immediately prior to the termination (as provided under Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or other applicable law) until the earliest of 12 months following the termination, the date Mr. Pascoe becomes eligible for coverage under health and/or dental plans of another employer or the date upon which he is no longer eligible for such COBRA or other benefits under applicable law.
The 2016 Employment Agreement also provided that if Mr. Pascoe’s employment was terminated in connection with his death or a permanent disability, Mr. Pascoe or his estate would have been entitled to a pro rata bonus for the calendar year in which such termination occurred, equal to the bonus he would have received, to the extent all criteria for such a bonus have been met (with the exception of the requirement that he be employed on the date the bonus was to be paid), for the calendar year of termination multiplied by a fraction, the numerator of which is the number of days in such year preceding and including the date of termination, and the denominator of which is 365. Such pro-rata bonus would have been paid at the same time as the bonus would have been paid had Mr. Pascoe remained employed by Apricus through the date of payment, but in any event, not later than March 15 of the calendar year following the calendar year for which the bonus was payable. Mr. Pascoe was also entitled to receive any unpaid bonus for the calendar year preceding his termination, to the extent that all criteria for such bonus had been met (with the exception of the requirement that he be employed on the date the bonus was to be paid). Such bonus would have been paid at the same time as the bonus would have been paid had he remained employed by Apricus through the date of payment. Additionally, all of his outstanding but unvested equity awards would have vested immediately and the expiration date for all such equity awards would have been extended so that they expire one year after termination due to death or permanent disability.
Under the 2016 Employment Agreement, in the event that Mr. Pascoe suffered an involuntary termination within the 12-month period following the effective date of a change of control, then in addition to all salary accrued as of the date of his termination he would also have been entitled to severance benefits. These include: (i) Apricus would have paid to Mr. Pascoe in one lump sum an amount equal to the greater of (A) 18 months of the salary that he was receiving immediately prior to the termination or (B) 18 months of the salary that he was receiving immediately prior to the change of control; (ii) Apricus shall pay to Mr. Pascoe in one lump sum (A) any unpaid bonus for the calendar year preceding his termination, to the extent that all criteria for such bonus had been met (with the exception of the requirement that he be employed on the date the bonus was to be paid), plus (B) 100% of his target bonus for the year in which the date of his involuntary termination occurred; (iii) full acceleration of the vesting of all equity awards held by Mr. Pascoe at the time of the termination, including any options, restricted stock, RSUs or other awards, and (iv) reimbursement for the cost of continuation of health insurance benefits provided to him immediately prior to the termination pursuant to the terms of COBRA or other applicable law for a period continuing until the earlier of 18 months following the termination or the date upon which he is no longer eligible for such COBRA or other benefits under applicable law. In addition, Mr. Pascoe’s outstanding performance-based stock options as well as the unvested portion of restricted stock units granted in March 2016, April 2016, January 2017, and June 2017 would have vested in the event of a “covered transaction” (as defined in the 2012 Plan).
If he was terminated for cause at any time or resigned under circumstances that did not constitute an involuntary termination, then Mr. Pascoe would not have been entitled to receive payment of any severance benefit or any continuation or acceleration of stock option vesting. He would have received payment for all salary accrued as of the date of termination of employment.

In connection with the merger, the Apricus board of directors approved, and Apricus entered into, an amended and restated employment agreement with Mr. Pascoe dated August 30, 2018 (the "2018 Employment Agreement"). Under the 2018 Employment Agreement, Apricus and Mr. Pascoe agreed as follows:

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Mr. Pascoe’s employment will be involuntarily terminated by Apricus effective at the closing of the merger and Mr. Pascoe will be entitled to receive the severance payments described above for an involuntary termination within 12 months following a change of control as a result of such termination.

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In the event the payment of the cash severance to Mr. Pascoe consisting of 18 months of his base salary and his target annual bonus (the “Base and Bonus Severance Obligation”) in cash (and assuming that all other Apricus employees are terminated at the closing of the merger and become entitled to severance pursuant to their employment arrangements) would cause the “Apricus Net Cash” (as defined in the Merger Agreement and described in the section entitled “The Merger - Merger Consideration”) to be less than $0, then Mr. Pascoe’s severance shall be paid as follows:

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Such portion of the Base and Bonus Severance Obligation payable to Mr. Pascoe under his employment agreement as would cause the Apricus Net Cash to be less than $0 (but in no event more than 40% of the Base and Bonus Severance Obligation) (the “Equity-Settled Severance Portion”) shall be paid as follows:

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At the closing of the merger, Mr. Pascoe will be granted a restricted stock unit under the Restated Plan (as described in Proposal No. 4), or if the Restated Plan has not yet been approved, under the 2012 Plan, denominated with a dollar value equal to 120% of the Equity-Settled Severance Portion (the “Pascoe Closing RSU”).

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The Pascoe Closing RSU will vest in two equal installments on each of March 1, 2019 and March 1, 2020, subject to Mr. Pascoe’s continued service to Apricus as director on the applicable vesting date, subject to accelerated vesting in the event of (1) a change of control of Apricus (following the closing of the merger), (2) the failure of the Apricus board of directors to nominate Mr. Pascoe for reelection to the Apricus board of directors or Mr. Pascoe’s failure to be reelected to Apricus board of directors at any meeting of Apricus stockholders or any other involuntary termination of Mr. Pascoe’s service as a member of the Apricus board of directors of Apricus, or (3) Mr. Pascoe’s death or disability.

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The Pascoe Closing RSU will provide for settlement within 10 days of vesting in either (1) shares of Apricus common stock with an aggregate value equal to the denominated dollar value vesting on the applicable vesting date (which value shall be converted into Apricus shares based on the average closing price of Apricus common stock over the 20 trading days preceding the settlement date) or (2) in the event any shares cannot be issued under the terms of the Restated Plan or the 2012 Plan, as applicable, for any reason, including as a result of there being insufficient shares available for issuance thereunder or the issuance of shares causing any individual award limit under the plan to be exceeded, in cash with respect to such shares. In addition, Apricus may elect to settle the Pascoe Closing RSU in cash, in its discretion. If the settlement of the Pascoe Closing RSU would not be possible as of the grant date as a result of there being insufficient shares available for issuance under the Restated Plan or the 2012 Plan, as applicable, or the issuance of such shares causing the award to exceed any individual award limits contained in the 2012 Plan, the Pascoe Closing RSU will still be granted but any share settlement shall be subject to the approval by the Apricus board of directors and/or the Apricus stockholders of an amendment to the Restated Plan or the 2012 Plan, as applicable, permitting such share settlement under the terms of such plan (and increasing or deleting the individual award limits).

•	The Pascoe Closing RSU will permit Mr. Pascoe to elect net settlement of such RSU for tax withholding purposes.

•	Mr. Pascoe shall be entitled to implement a 10b5-1 trading plan with respect to the payment of tax withholding upon settlement of the Pascoe Closing RSU.

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In the event the Pascoe Closing RSU cannot be granted at the closing of the merger under the terms of the Restated Plan or the 2012 Plan for any reason, all of the Base and Bonus Severance Obligations shall instead be paid in cash at the time set forth in the employment agreement.

•	The remainder of the Base and Bonus Severance Obligation shall be paid in cash at the time set forth in the employment agreement.
For the avoidance of doubt, the Pascoe Closing RSU would be granted in consideration of Mr. Pascoe's services to Apricus as an employee and not for his services as a non-employee director.
All other terms of the 2016 Employment Agreement remain substantially unchanged.
Brian T. Dorsey
Employment Agreement with Mr. Dorsey
On December 1, 2014, Apricus entered into an employment agreement with Brian T. Dorsey. Subsequently, on December 20, 2016, Apricus entered into an amended and restated employment agreement with Mr. Dorsey, which superseded and replaced the initial employment agreement. Mr. Dorsey’s employment was terminated on August 30, 2018, and he executed a release agreement in connection with such termination, which superseded the employment agreement at that time.
The amended and restated agreement provided that if Mr. Dorsey’s employment ended due to an involuntary termination, as such term is defined in his agreement, he would receive, in a lump sum payment, 12 months of his annual base salary in effect on the date of termination, any accrued but unpaid bonus for the calendar year preceding his termination, to the extent that the criteria for the bonus had been met, plus his target bonus for the year in which the date of his involuntary termination occurred, full acceleration and vesting of his unvested equity awards, and reimbursement for the cost of continuation of health insurance benefits provided to him immediately prior to the termination (as provided under COBRA or other applicable law) until the earliest of 12 months following the termination, the date Mr. Dorsey becomes eligible for coverage under health and/or dental plans of another employer or the date upon which he is no longer eligible for such COBRA or other benefits under applicable law.
If Mr. Dorsey’s employment was terminated in connection with his death or a permanent disability, Mr. Dorsey or his estate was entitled to a pro rata target bonus for the calendar year in which such termination occurred. Mr. Dorsey was also entitled to receive any accrued but unpaid bonus for the calendar year preceding his termination, to the extent that all criteria for such bonus have been met (with the exception of the requirement that he be employed on the date the bonus is to be paid). Such bonus amounts would be paid in cash in a lump sum following the effectiveness of a general release of claims (or, in the event of his death, within five days following the date of death). Additionally, all of his outstanding but unvested equity awards would vest immediately and the expiration date for all such equity awards would be extended so that they expire one year after termination due to death or permanent disability.
In the event that Mr. Dorsey suffered an involuntary termination within the 12-month period following the effective date of a change of control, then in addition to all salary accrued as of the date of his termination he would also be entitled to severance benefits. These include (i) Apricus would pay to Mr. Dorsey in one lump sum an amount equal to the greater of (A) 18 months of the salary that he was receiving immediately prior to the termination or (B) 18 months of the salary that he was receiving immediately prior to the change of control; (ii) Apricus would pay to Mr. Dorsey in one lump sum (A) any accrued but unpaid bonus for the calendar year preceding his termination, to the extent that all criteria for such bonus have been met (with the exception of the requirement that he be employed on the date the bonus is to be paid), plus (B) 100% of his target bonus for the year in which the date of his involuntary termination occurred; (iii) full acceleration of the vesting of all equity awards held by Mr. Dorsey at the time of the termination, including any options, restricted stock, RSUs or other awards, and (iv) reimbursement for the cost of continuation of health insurance benefits provided to him immediately prior to the termination pursuant to the terms of COBRA or other applicable law for a period continuing until the earlier of 18 months following the termination or the date upon which he is no longer eligible for such COBRA or other benefits under applicable law. In addition, Mr. Dorsey’s outstanding performance-based stock options as well as the unvested portion of restricted stock units granted in March 2016, May 2016, January 2017, and June 2017 will vest in the event of a “covered transaction” (as defined in the 2012 Plan).
If he was terminated for cause at any time or if he voluntarily resigned under circumstances that did not constitute an involuntary termination, then Mr. Dorsey would not be entitled to receive payment of any severance benefit or any continuation or acceleration of stock option vesting and all of his restricted stock awards shall remain subject to all applicable forfeiture provisions and transfer restrictions. He would receive payment for all salary accrued as of the date of termination of employment.
Consulting Agreement and Release Agreement with Mr. Dorsey
On August 30, 2018, Mr. Dorsey’s employment with Apricus terminated and Apricus entered into a consulting agreement with Mr. Dorsey pursuant to which he will consult with Apricus on an as-needed basis through March 31, 2019, and assist with any transition of the Vitaros assets to an interested third party in conjunction with its sale or license. In connection with his termination of employment, the Apricus board of directors approved, and Apricus entered into, a release agreement with Mr. Dorsey dated August 30, 2018. Under the release agreement, Apricus and Mr. Dorsey agreed as follows:

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Mr. Dorsey will receive a cash payment in the amount of $447,020, representing 12 months of his annual base salary in effect on the date of his termination plus his target bonus for 2018, payable in a lump sum within five days following the effective date of the release agreement.

•	All of Mr. Dorsey’s outstanding equity awards vested in full effective as of the date of his termination of employment.

•
Mr. Dorsey will be reimbursed for the cost of continuation of health insurance benefits provided to him immediately prior to the termination (as provided under COBRA or other applicable law) until the earliest of 12 months following the date of his termination of employment, the date Mr. Dorsey becomes eligible for coverage under health and/or dental plans of another employer or the date upon which he is no longer eligible for such COBRA or other benefits under applicable law.

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In addition, in the event the merger closes on or before March 5, 2019, Mr. Dorsey will be eligible to receive, at the closing of the merger, a restricted stock unit under the Restated Plan (as described in Proposal No. 4), or if the Restated Plan has not yet been approved, under the 2012 Plan, denominated with a dollar value equal to $159,650 (the “Dorsey Closing RSU”).

•
The Dorsey Closing RSU will vest on March 5, 2019, subject to Mr. Dorsey’s continued service to Apricus as a consultant on such date, subject to accelerated vesting in the event of (1) a change of control of Apricus (following the closing of the merger), or (2) the termination of Mr. Dorsey’s consulting services with Apricus for any reason other than his voluntary termination of such services, or (3) Mr. Dorsey’s death or disability.

•
The Dorsey Closing RSU will provide for settlement within 10 days of vesting in either (1) shares of Apricus common stock with an aggregate value equal to the denominated dollar value vesting on the applicable vesting date (which value shall be converted into Apricus shares based on the average closing price of Apricus common stock over the 20 trading days preceding the settlement date) or (2) in the event any shares cannot be issued under the terms of the Restated Plan or the 2012 Plan, as applicable, for any reason, including as a result of there being insufficient shares available for issuance thereunder or the issuance of shares causing any individual award limit under the plan to be exceeded, in cash with respect to such shares. In addition, Apricus may elect to settle the Dorsey Closing RSU in cash, in its discretion. If the settlement of the Dorsey Closing RSU would not be possible as of the grant date as a result of there being insufficient shares available for issuance under the Restated Plan or the 2012 Plan, as applicable, or the issuance of such shares causing the award to exceed any individual award limits contained in the 2012 Plan, the Dorsey Closing RSU will still be granted but any share settlement shall be subject to the approval by the Apricus board and/or the Apricus stockholders of an amendment to the Restated Plan or the 2012 Plan, as applicable, permitting such share settlement under the terms of such plan (and increasing or deleting the individual award limits).

•	The Dorsey Closing RSU will permit Mr. Dorsey to elect net settlement of such RSU for tax withholding purposes.

•	Mr. Dorsey shall be entitled to implement a 10b5-1 trading plan with respect to the payment of tax withholding upon settlement of the Dorsey Closing RSU.
Neil Morton
On March 20, 2014, Apricus entered into an employment agreement with Neil Morton, which was later amended and restated on April 25, 2016. Subsequently, on December 20, 2016, Apricus entered into a second amended and restated employment agreement with Mr. Morton, which superseded and replaced the first amended and restated employment agreement.
The second amended and restated agreement provides that if Mr. Morton’s employment ends due to an involuntary termination, as such term is defined in his agreement, he would receive, in a lump sum payment, 12 months of his annual base salary in effect on the date of termination, any accrued but unpaid bonus for the calendar year preceding his termination (with any bonus for a partial year of employment annualized for such purpose), to the extent that the criteria for the bonus has been met, plus his target bonus for the year in which the date of his involuntary termination occurs, full acceleration and vesting of his unvested equity awards, and reimbursement for the cost of continuation of health insurance benefits provided to him immediately prior to the termination (as provided under COBRA or other applicable law) for 12 months.
If Mr. Morton’s employment is terminated in connection with his death or a permanent disability, Mr. Morton or his estate is entitled to a pro rata target bonus for the calendar year in which such termination occurs. Mr. Morton is also entitled to receive any accrued but unpaid bonus for the calendar year preceding his termination, to the extent that all criteria for such bonus have been met (with the exception of the requirement that he be employed on the date the bonus is to be paid). Such bonus amounts shall be paid in cash in a lump sum following the effectiveness of a general release of claims (or, in the event of his death, within five days following the date of death). Additionally, all of his outstanding but unvested equity awards shall vest immediately and the expiration date for all such equity awards shall be extended so that they expire one year after termination due to death or permanent disability.
In the event that Mr. Morton suffers an involuntary termination within the 12-month period following the effective date of a change of control, then in addition to all salary and bonuses accrued as of the date of his termination he will also be entitled to severance benefits. These include (i) Apricus shall pay to Mr. Morton in one lump sum an amount equal to the greater of (A) 18 months of the salary that he was receiving immediately prior to the termination or (B) 18 months of the salary that he was receiving immediately prior to the change of control; (ii) Apricus shall pay to Mr. Morton in one lump sum (A) any accrued but unpaid bonus for the calendar year preceding his termination, to the extent that all criteria for such bonus have been met (with the exception of the requirement that he be employed on the date the bonus is to be paid), plus (B) 100% of his target bonus for the year in which the date of his involuntary termination occurs; (iii) full acceleration of the vesting of all equity awards held by Mr. Morton at the time of the termination, including any options, restricted stock, RSUs or other awards, and (iv) reimbursement for the cost of continuation of health insurance benefits provided to him immediately prior to the termination pursuant to the terms of COBRA or other applicable law for a period continuing until the earlier of 18 months following the termination or the date upon which he is no longer eligible for such COBRA or other benefits under applicable law. In addition, Mr. Morton’s outstanding performance-based stock options as well as the unvested portion of restricted stock units granted in March 2016, May 2016, January 2017, and June 2017 will vest in the event of a “covered transaction” (as defined in the 2012 Plan).

If he is terminated for cause at any time or if he voluntarily resigns under circumstances that do not constitute an involuntary termination, then Mr. Morton shall not be entitled to receive payment of any severance benefit or any continuation or acceleration of stock option vesting and all of his restricted stock awards shall remain subject to all applicable forfeiture provisions and transfer restrictions. He will receive payment for all salary accrued as of the date of termination of employment.
Apricus Named Executive Officer Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of Apricus’ named executive officers that is based on or otherwise relates to the merger. These named executive officers are Apricus’ only executive officers. The consummation of the merger will constitute a change of control of Apricus under the terms of the employment and release agreements between Apricus and its named executive officers. The table below describes the estimated potential payments to each of Apricus’ named executive officers under the terms of the employment and release agreements and their Apricus equity awards. The severance benefits shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of an involuntary termination within 12 months following a change of control. The amounts shown do not include the value of payments or benefits that would have been earned absent such a qualifying termination.
Please note the amounts shown in the table are estimates only and are based on assumptions regarding events that may or may not actually occur, including assumptions described in this proxy statement/prospectus/information statement and in the notes to the table below, which may or may not actually occur or may occur at times different than the time assumed. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may materially differ from the amounts set forth below. Furthermore, for purposes of calculating these amounts, Apricus has assumed:

•
the Effective Time occurred on August 15, 2018 (but after giving effect to the termination of Mr. Dorsey’s employment on August 30, 2018 and the execution of his release agreement, as described above, for purposes of the following disclosure);

•
a price per share of Apricus common stock of $0.29, which represents the average closing trading price of Apricus common stock over the first five business days following the first public announcement of the transaction;

•
the employment of each of Mr. Pascoe and Mr. Morton will be terminated on such date in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment or release agreements between Apricus and such named executive officer (as described in above under the heading “Employment and Consulting Agreements”). The employment of each of Mr. Pascoe and Mr. Morton is expected to be terminated effective as of the closing of the merger; and Mr. Dorsey's employment terminated on August 30, 2018;

•	the named executive officer’s base salary and target annual bonus are those in place as of August 15, 2018;

•	except for the Pascoe Closing RSU and the Dorsey Closing RSU, no named executive officer receives any additional equity grants prior to or at the Effective Time; and

•	no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

Name	Cash(1)	Equity Acceleration(2)	Benefits(3)	Other(4)	Total(5)
Richard W. Pascoe	$974,792	$47,905	$56,566	$77,984	$1,157,247
Brian T. Dorsey	$447,020	$35,750	$37,710	$159,650	$680,130
Neil Morton	$522,500	$33,605	$39,510	$—	$595,615

(1)
With respect to Messrs. Pascoe and Morton, under the employment agreements, cash severance would be payable following termination of the named executive officer’s employment by Apricus other than for cause (and other than due to death or disability) or the named executive officer’s resignation for good reason, in either case, within 12 months following a change of control, subject to the named executive officer’s execution of a release of claims. In either such event, pursuant to the employment agreements, the named executive officer will receive severance payments equal to the sum of (1) 18 months’ base salary plus (2) the named executive officer’s target annual bonus. Any amounts payable in connection with the termination of an executive’s employment are subject to applicable withholdings and are payable in a lump sum within five days following the effective date of the named executive officer’s release. These cash payments are double-trigger benefits in that they will be paid only if the named executive officer experiences a qualifying termination of employment during the period described above, in accordance with the employment agreements.

With respect to Mr. Dorsey, whose employment terminated on August 30, 2018, his release agreement provides for the payment to him of the sum of (1) 12 months’ base salary plus (2) his target annual bonus, subject to applicable withholdings and are payable in a lump sum within five days following the effective date of the release agreement. These cash payments are included here because his termination was undertaken in contemplation of the merger. The payments to Mr. Dorsey are single-trigger benefits in that are payable solely as a result of his termination of employment and are not dependent upon the closing of the merger.

The following table quantifies the base salary severance and bonus component of the severance reported in the “Cash” column above.

Name	Base Salary Severance	Bonus Component of Severance
Richard W. Pascoe(a)	$731,094	$243,698
Brian T. Dorsey	319,300	127,720
Neil Morton	412,500	110,000

(a)
Reflects the full amount of the Base and Bonus Severance Obligation payable to Mr. Pascoe under his employment agreement (as described in above) and assumes the payment of such amounts would not cause the Apricus Net Cash to be less than $0 so that no portion of such amounts would be paid in the form of the Pascoe Closing RSU and such award would not be granted.

(2)
With respect to Messrs. Pascoe and Morton, under the employment agreements, each named executive officer would be entitled to accelerated vesting of his unvested equity awards pursuant to a double trigger arrangement (i.e., the occurrence of a change of control and such executive’s qualifying termination as described in footnote (1) above). Additionally, under the Merger Agreement, effective as of immediately prior to the Effective Time, (i) each Apricus stock option will fully vest, and (ii) each Apricus restricted stock unit will fully vest. All of Mr. Dorsey's equity awards accelerated as a result of his termination of employment on August 30, 2018 pursuant to his release agreement. The amount listed in this column represents the estimated value of the unvested Apricus stock options and Apricus restricted stock units held by the named executive officers as to which vesting will accelerate immediately prior to the Effective Time (or, with respect to Mr. Dorsey, which did accelerate at the time of termination). The accelerated vesting is a single-trigger (closing of the merger) benefit that will be received solely because of the merger and regardless of whether a named executive officer’s employment is terminated (or, with respect to Mr. Dorsey, the acceleration occurred solely as a result of his termination of employment on August 30, 2018 pursuant to his release agreement).

Name	Number of Unvested Apricus Stock Options Subject to Acceleration	Value of Accelerated Apricus Stock Option Vesting(a)	Number of Unvested Apricus RSUs Subject to Acceleration	Value of Accelerated Apricus RSU Vesting(b)	Total Value of Unvested Equity Acceleration
Richard W. Pascoe	268,536	$—	167,500	$47,905	$47,905
Brian T. Dorsey	70,411	$—	125,000	$35,750	$35,750
Neil Morton	70,984	$—	117,500	$33,605	$33,605

(a)
The value of the unvested and accelerated Apricus stock options is the excess of the average closing market price of the Apricus common stock for the first five (5) business days following the announcement of the merger on July 30, 2018 ($0.29) over the exercise price of the stock options that were unvested as of August 15, 2018, multiplied by the number of shares underlying the unvested Apricus stock options as of August 15, 2018, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). All of Mr. Dorsey’s stock options vested effective August 30, 2018 as a result of his termination of employment pursuant to his release agreement, but they are included here because his termination was undertaken in contemplation of the merger.

(b)
The value of the unvested and accelerated Apricus restricted stock units is the average closing market price of the Apricus common stock for the first five (5) business days following the announcement of the merger on July 30, 2018 ($0.29), multiplied by the number of shares underlying the unvested Apricus restricted stock units as of August 15, 2018, consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). All of Mr. Dorsey’s restricted stock units vested effective August 30, 2018 as a result of his termination of employment pursuant to his release agreement, but they are included here because his termination was undertaken in contemplation of the merger.

(3)
Consists of COBRA coverage for a period of 18 months (12 months for Mr. Dorsey) following the date of termination. The value is based upon the type of insurance coverage Apricus carried for each named executive officer as of August 15, 2018 and is valued at the premiums in effect on such date. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment following the Effective Time in accordance with the employment agreements (or, with respect to Mr. Dorsey, a single-trigger benefit as he became eligible for 12 months of COBRA coverage solely as a result of his termination on August 30, 2018 pursuant to his release agreement).

(4)
Pursuant to his employment agreement, in the event that the Base and Bonus Severance Obligation payable to Mr. Pascoe under his employment agreement (as described in footnote (1) above and disclosed in the “Cash” column in the table above) would cause the Apricus Net Cash to be less than $0, such portion as would result in the Apricus Net Cash being less than $0 (but in no event more than 40% of the Base and Bonus Severance Obligation) (the “Equity-Settled Severance Portion”) would be paid in the form of a restricted stock unit granted at closing under the Restated Plan (as defined in Proposal No. 4 above), or, if the Restated Plan is not approved, the 2012 Plan, denominated with a dollar value equal to 120% of the Equity-Settled Severance Portion (the “Pascoe Closing RSU”). The terms and conditions of the Pascoe Closing RSU are described further above under “Employment and Consulting Agreements.” For purposes of the table above, because the full value of the cash severance payable to Mr. Pascoe is disclosed under the “Cash” column, only the amount by which the value of the Pascoe Closing RSU at the time of grant, if granted, would exceed the total Base and Bonus Severance Obligation to Mr. Pascoe (and assuming that the maximum 40% of the total Base and Bonus Severance Obligation is paid in such form) is disclosed in the “Other” column to avoid double counting the severance obligations to Mr. Pascoe. As a result, the value disclosed in the table above for the Pascoe Closing RSU was calculated by multiplying (a) 20% by (b) $389,917 (40% of the total Base and Bonus Severance Obligation, the maximum amount payable in the form of restricted stock units). The Pascoe Closing RSU is a double-trigger benefit in that it will only be granted if he experiences a qualifying termination of employment at or following the Effective Time in accordance with his employment agreement.

Pursuant to his release agreement, in the event the merger closes on or before March 5, 2019, Mr. Dorsey will be eligible to be granted a restricted stock unit at closing under the Restated Plan (as defined in Proposal No. 4 above), or, if the Restated Plan is not approved, the 2012 Plan, denominated with a dollar value equal to $159,650 (the “Dorsey Closing RSU”). The terms and conditions of the Dorsey Closing RSU are described further above under “Employment and Consulting Agreements.” The Dorsey Closing RSU is a double-trigger benefit in that it will only be granted if the merger closes on or before March 5, 2019 and following his qualifying termination of employment in accordance with his release agreement.

(5)
The severance benefits prescribed by the employment agreements are subject to a Section 280G better-off cutback provision, which provides that, in the event that the benefits provided to the named executive officer pursuant to the employment agreements or otherwise constitute parachute payments with the meaning of Section 280G of the Code, the severance benefits under the Severance Plan will either be delivered in full or reduced to the extent necessary to avoid an excise tax under Section 4999 of the Code, whichever would result in the named executive officer receiving the largest amount of severance benefits on an after-tax basis. The amounts reported in this table do not reflect any such reductions as a result of the limit under Section 280G of the Code.

Interests of the Seelos Directors and Executive Officers in the Merger
In considering the recommendation of the Seelos board of directors with respect to adopting the Merger Agreement, Seelos’ stockholders should be aware that Raj Mehra, Ph.D., the sole director and executive officer of Seelos, and as such may have interests in the merger that may be different from, or in addition to, the interests of other Seelos’ stockholders. Each of Apricus’ board of directors and Seelos’ board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Apricus’ stockholders approve the proposals to be presented to Apricus’ stockholders for consideration at the Apricus special meeting as contemplated by this proxy statement/prospectus/information statement, and that Apricus’ stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” Raj Mehra, Ph.D., the sole director and Chief Executive Officer of Seelos, is expected to serve on the board of directors of the combined organization and be appointed as the Chief Executive Officer, President, Interim Chief Financial Officer and Chairman of the Board of Directors of the combined organization at the Effective Time.

Stock Ownership and Support Agreements
As of July 30, 2018, Raj Mehra, Ph.D., the sole director and executive officer of Seelos, owned 100% of the outstanding shares of Seelos common stock, excluding those shares issuable upon the conversion of certain Seelos convertible notes and upon the exercise of the outstanding stock options. Following the closing of the merger, Dr. Mehra is expected to own approximately 63.25% of the outstanding shares of the combined organization. Please see the sections titled “Principal Stockholders of Seelos” and “Principal Stockholders of the Combined Organization” for further information. In addition, Dr. Mehra has entered into a support agreement in connection with the merger. The support agreement is discussed in greater detail in the section titled “Agreements Related to the Merger—Support Agreements” in this proxy statement/prospectus/information statement.
Indemnification and Insurance
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the closing of the merger occurs, each of Seelos and Apricus shall indemnify and hold harmless each person who is or has served as a director or officer of Apricus or Seelos against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of Apricus or Seelos, to the fullest extent permitted under the NRS and DGCL, respectively for directors or officers of Nevada and Delaware corporations, respectively. In addition, each such person is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
The Merger Agreement also provides that Apricus shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similarly situated to Apricus.
Indemnification of the Apricus Officers and Directors
The Merger Agreement provides that, for a period of six years following the Effective Time, Apricus and the surviving corporation will indemnify and hold harmless each current and former director or officer of Apricus or Seelos against all liabilities incurred in connection with a proceeding arising out of the individual’s service on the board of directors of Apricus or Seelos to the fullest extent permitted under the Nevada Revised Statutes for Apricus and the DGCL for Seelos. Apricus’ Bylaws provide that it will indemnify each of its directors and officers to the fullest extent permitted by the laws of the State of Nevada. Additionally, Apricus has entered into indemnification agreements with each of Apricus’ current directors and executive officers which requires Apricus to indemnify these individuals to the fullest extent permitted under Nevada law, its articles of incorporation and its bylaws against liabilities that may arise by reason of their service to Apricus and to advance expenses incurred as a result of any proceeding or threatened proceeding against them by reason of their service to Apricus.
The Merger Agreement provides that, for a period of six years following the Effective Time, the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Apricus set forth in the articles of incorporation and bylaws of Apricus will not be amended, modified or repealed in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Apricus.
The Merger Agreement further provides that, following the Effective Time, each of Apricus and the surviving corporation will fulfill and honor in all respects the obligations of Apricus and Seelos, respectively, which existed prior to Effective Time to indemnify Apricus’ and Seelos’ present and former directors and officers.
The Merger Agreement also provides that Apricus will maintain directors’ and officers’ liability insurance policies with coverage customary for similarly situated U.S. public companies. Additionally prior to the Effective Time, Apricus is required to purchase a “tail policy” covering existing directors and officers of Apricus that maintains coverage for a six-year period.

Limitations of Liability and Indemnification
In addition to the indemnification obligations required by the amended and restated articles of incorporation and amended and restated bylaws of Apricus, Apricus has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Apricus’ directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Apricus. Apricus believes that these amended and restated articles of incorporation provisions, amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Seelos Stock Options and Convertible Notes
As of August 30, 2018, an aggregate of 40,000 shares of Seelos common stock were issuable upon the exercise of outstanding stock options under Seelos 2016 Equity Incentive Plan at a weighted average exercise price of $0.50 per share. At the Effective Time, each Seelos option that is outstanding and unexercised immediately prior to the Effective Time under Seelos’ 2016 Equity Incentive Plan, whether or not vested, will be converted into and become an option to purchase shares of Apricus common stock, and Apricus will assume Seelos’ 2016 Equity Incentive Plan and each such Seelos option in accordance with the terms of Seelos’ 2016 Equity Incentive Plan and the terms of the stock option agreement by which such Seelos option is evidenced. No additional awards will be granted under the Seelos 2016 Equity Incentive Plan following the closing of the merger.
As of August 30, 2018, Seelos convertible notes with an aggregate principal of $2,180,000 were outstanding, which will convert into approximately shares of Seelos common stock immediately prior to the Effective Time.
Form of the Merger
The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into Seelos. Upon the consummation of the merger, Seelos will continue as the surviving corporation and will be a wholly owned subsidiary of Apricus.
After completion of the merger, assuming Proposal No. 3 is approved by Apricus’ stockholders at the Apricus special meeting, Apricus will be renamed “Seelos Therapeutics, Inc.” and expects to trade on Nasdaq under the symbol “SEEL”.
Merger Consideration
At the Effective Time:

•
each share of Seelos common stock outstanding immediately prior to the Effective Time will automatically be converted into the right to receive a number of shares of Apricus common stock equal to the exchange ratio, subject to adjustment to account for the Apricus Reverse Stock Split;

•
each option to purchase shares of Seelos common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Apricus and will become an option, subject to vesting, to purchase shares of Apricus common stock with the number of shares of Apricus common stock underlying such options and the exercise prices for such options adjusted to reflect the exchange ratio and the Apricus Reverse Stock Split; and

•
each promissory note convertible into Seelos’ common stock outstanding and not terminated or converted as of immediately prior to the Effective Time will be converted into shares of Seelos’ common stock, which shares of Seelos common stock shall then converted into the right to receive a number of shares of Apricus common stock equal to the exchange ratio, subject to adjustment to account for the Apricus Reverse Stock Split.

Immediately after the merger, based on the exchange ratio, it is expected that Seelos’ existing stockholders, noteholders and optionholders will own, or hold rights to acquire, approximately 86% of the Fully-Diluted Common Stock of Apricus with Apricus’ existing stockholders, optionholders, restricted stock unit holders and warrantholders owning, or holding rights to acquire, approximately 14% of the Fully-Diluted Common Stock of Apricus.
These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger. If Seelos raises between $13.5 million and $16.5 million, the exchange ratio will not change. However, if Seelos raises less than $13.5 million in its concurrent financing, the Seelos stockholders could own less, and Apricus stockholders could own more, of the combined organization. Similarly if Seelos raises more than $16.5 million in its concurrent financing, the Seelos stockholders could own more, and Apricus stockholders could own less, of the combined organization.
For purposes of the merger, Apricus’ net cash shall be reduced by the following items as of the Effective Time:

•	Apricus’ accounts payable and accrued expenses, and Apricus’ other current liabilities payable in cash, including any litigation settlement expenses;

•	Apricus’ transaction expenses;

•	Apricus’ indebtedness;

•
50% the aggregate amount that may be payable by Apricus pursuant to the exercise of a repurchase option contained in any of the Apricus outstanding warrants, capped at an aggregate reduction of $500,000;

•	50% of the employer and employee portions of any payroll taxes associated with the vesting and settlement of the Apricus restricted stock units; and

•	50% of the severance payable in cash to Apricus employees.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of Apricus common stock that Seelos’ stockholders will be entitled to receive for changes in the market price of Apricus common stock. Accordingly, the market value of the shares of Apricus common stock issued pursuant to the merger will depend on the market value of the shares of Apricus common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.
No fractional shares of Apricus common stock will be issuable to Seelos’ stockholders pursuant to the merger. Instead, each stockholder of Seelos who would otherwise be entitled to receive a fraction of a share of Apricus common stock, after aggregating all fractional shares of Apricus common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Apricus common stock as quoted on Nasdaq for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective.
The Merger Agreement provides that, at the Effective Time, Apricus will deposit Equiniti Shareholder Services evidence of book-entry shares representing the shares of Apricus common stock issuable to Seelos’ stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.
The Merger Agreement provides that, promptly after the Effective Time, Equiniti Shareholder Services will mail to each record holder of Seelos common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging Seelos stock certificates held by such record holder in exchange for book-entry shares of Apricus common stock. Upon surrender of a Seelos stock certificate for exchange to Equiniti Shareholder Services, together with a duly signed letter of transmittal and such other documents as Equiniti Shareholder Services or Apricus may reasonably require, the Seelos stock certificate surrendered will be cancelled and the holder of such Seelos stock certificate will be entitled to receive the following:

•	book-entry shares representing the number of whole shares of Apricus common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement, and

•	cash in lieu of any fractional share of Apricus common stock.
From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares of Seelos common stock will be deemed to represent only the right to receive book-entry shares of Apricus common stock, and cash in lieu of any fractional share of Apricus common stock.
If any Seelos stock certificate has been lost, stolen or destroyed, Apricus may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Apricus common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit with respect to such certificate and post a bond indemnifying Apricus against any claim suffered by Apricus related to the lost, stolen or destroyed certificate or any shares of Apricus common stock issued in exchange for such certificate as Apricus may reasonably request.
Apricus will not pay dividends or other distributions on any shares of Apricus common stock to be issued in exchange for shares of Seelos’ capital stock represented by any unsurrendered Seelos stock certificate until such Seelos stock certificate is surrendered as provided in the Merger Agreement.
Effective Time
The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by Seelos’ stockholders and the approval by Apricus’ stockholders of the issuance of Apricus common stock, the Apricus Reverse Stock Split and the amendment to the amended and restated articles of incorporation of Apricus effecting the Apricus Name Change. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Apricus and Seelos and specified in the certificate of merger. Neither Apricus nor Seelos can predict the exact timing of the consummation of the merger.
Regulatory Approvals
In the United States, Apricus must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Apricus common stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Tax Treatment of the Merger
Apricus and Seelos intend the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Apricus and Seelos have agreed to use their best efforts to cause the merger to qualify as a reorganization under Section 368(a) of the Code, and not to take any actions independent of the transactions contemplated by the Merger Agreement that are reasonably likely to cause the merger to fail to so qualify. For a description of certain of the considerations regarding U.S. federal tax consequences of the merger, see the section entitled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” below.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion is a summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their Seelos common stock for Apricus common stock in the merger, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. Apricus has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position regarding the tax consequences of the merger contrary to that discussed below. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus/information statement.
This discussion is limited to U.S. Holders that hold Seelos common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Seelos common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investments companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons for whom Seelos common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	tax-exempt organizations or governmental organizations;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Seelos common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Seelos common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Seelos common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds Seelos common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Seelos common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX

CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
For purposes of this discussion, a U.S. Holder is a beneficial owner of Seelos common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Seelos Common Stock
It is a condition to Apricus’ obligation to consummate the merger that Apricus receive an opinion from Latham & Watkins LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Seelos’ obligation to consummate the merger that Seelos receive an opinion from Paul Hastings LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the representations and assumptions in such tax opinions, in the opinions of Latham & Watkins LLP and Paul Hastings LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
These opinions will be based on customary assumptions and representations from Apricus and Seelos, as well as certain covenants and undertakings by Apricus, Seelos and Merger Sub (collectively, the “tax opinion representations and assumptions”). If any of the tax opinion representations and assumptions is incorrect, incomplete or inaccurate, or is violated, the validity of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/information statement.
An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither Apricus nor Seelos intends to obtain a ruling from the IRS with respect to the tax consequences of the merger. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences would differ materially from those described in this proxy statement/prospectus/information statement.
Accordingly, on the basis of the opinions described above:

•
a U.S. Holder of shares of Seelos common stock generally will not recognize any gain or loss upon the exchange of shares of Seelos common stock for shares of Apricus common stock in the merger, except with respect to cash received in lieu of fractional shares (as discussed below);

•
a U.S. Holder of shares of Seelos common stock will have a tax basis in the shares of Apricus common stock received in the merger (including fractional shares deemed received and redeemed as described below) equal to the tax basis of the shares of Seelos common stock surrendered in exchange therefor;

•
a U.S. Holder of shares of Seelos common stock will have a holding period for the shares of Apricus common stock received in the merger (including fractional shares deemed received and redeemed as described below) that includes its holding period for its shares of Seelos common stock surrendered in exchange therefor; and

•
if a U.S. Holder of shares of Seelos common stock acquired different blocks of shares of Seelos common stock at different times or at different prices, the shares of Apricus common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be allocated pro rata to each block of shares of Seelos common stock, and the basis and holding period of such shares of Apricus common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of Seelos common stock exchanged for such shares of Apricus common stock.

Cash in Lieu of Fractional Shares
A U.S. Holder that receives cash in lieu of a fractional share of Apricus common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Apricus common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Seelos common stock surrendered which is allocable to the fractional share of Apricus common stock deemed received. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of Seelos common stock exceeds one year at the Effective Time.
Information Reporting and Backup Withholding
If the merger qualifies as a “reorganization” under Section 368(a) of the Code, current Treasury Regulations require certain U.S. Holders who are “significant holders” of Seelos common stock (generally, a U.S. Holder that owns at least 1% of the outstanding Seelos common stock or has a basis in Seelos securities of at least $1,000,000 immediately before the merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the merger occurs setting forth certain information with respect to the transaction. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement. In addition, a U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash in lieu of fractional shares of Apricus common stock in the merger. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•
the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Nasdaq Stock Market Listing
Apricus common stock currently is listed on the Nasdaq Capital Market under the symbol “APRI.” Apricus has agreed to use commercially reasonable efforts to maintain its existing listing on Nasdaq, and to obtain approval for listing on Nasdaq of the shares of Apricus common stock that Seelos’ stockholders will be entitled to receive pursuant to the merger. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the existing shares of Apricus common stock must have been continually listed on Nasdaq, and Apricus must have caused the shares of Apricus common stock to be issued in the merger to be approved for listing on Nasdaq as of the closing of the merger.
Prior to consummation of the merger, Apricus intends to file an initial listing application with Nasdaq pursuant to Nasdaq's “reverse merger” rules. If such application is accepted, Apricus anticipates that the shares of Apricus common stock will be listed on Nasdaq following the closing of the merger under the trading symbol “SEEL”.
Anticipated Accounting Treatment
The merger will be treated by Apricus as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. For accounting purposes, Seelos is considered to be acquiring Apricus in the merger.
Appraisal Rights
Delaware Law
If the merger is completed, Seelos’ stockholders who do not deliver a written consent approving the merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262. Holders of Apricus common stock are not entitled to dissenter’s rights under Nevada law or other appraisal rights in connection with the merger.
The discussion below is not a complete summary regarding the appraisal rights of Seelos’ stockholders under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex B. Stockholders intending to exercise appraisal rights should carefully review Annex B of this proxy statement/prospectus/information statement. Failure to follow precisely any of the statutory procedures set forth in Annex B of this proxy statement/prospectus/information statement may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Seelos’ stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights, if any, of the approval of the merger, the effective date of the merger and that appraisal rights are available.
If the merger is completed, within 10 days after the effective date of the merger Seelos will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger, if any. Holders of shares of Seelos capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Seelos within 20 days after the date of mailing of that notice, and the stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Seelos of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Seelos capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Seelos Therapeutics, Inc., 209 Lukes Wood Road, New Canaan, CT 06840, Attention: Dr. Raj Mehra, and should be executed by, or on behalf of, the record holder of shares of Seelos capital stock. ALL DEMANDS MUST BE RECEIVED BY SEELOS WITHIN TWENTY (20) DAYS AFTER THE DATE SEELOS MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER, IF ANY.
If a holder of shares of Seelos’ capital stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the merger consideration for such holder’s shares of

Seelos capital stock as provided for in the Merger Agreement, but will have no appraisal rights with respect to his, her or its shares of Seelos’ capital stock.
To be effective, a demand for appraisal by a holder of shares of Seelos’ capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Seelos. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If a holder of shares of Seelos’ capital stock holds shares of Seelos’ capital stock in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Seelos. If, following a demand for appraisal, a holder of shares of Seelos’ capital stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holder will have the right to receive the merger consideration for such holder’s shares of Seelos capital stock.
Within 120 days after the Effective Time, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the Effective Time, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Seelos, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, if any, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger the shares of the class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1.0 million or (3) the merger was approved pursuant to Sections 253 or 267 of the DGCL.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Holders of shares of Seelos’ capital stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Seelos capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.
THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Apricus, Seelos or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Apricus and Merger Sub, on the one hand, and Seelos, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Apricus and Seelos do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Apricus or Seelos, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Apricus, Merger Sub and Seelos and are modified by the disclosure schedules.
General
Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Seelos, with Seelos surviving as a wholly owned subsidiary of Apricus.
Merger Consideration
At the Effective Time, each share of Seelos common stock outstanding immediately prior to the Effective Time (excluding shares of Seelos common stock held as treasury stock or held or owned by Seelos, Merger Sub or any subsidiary of Seelos, and shares held by Seelos stockholders who have exercised and perfected appraisal rights) will automatically be converted into the right to receive a number of shares of Apricus common stock equal to the exchange ratio.
The Merger Agreement does not include a price-based termination right and there will be no adjustment to the total number of shares of Apricus common stock that Seelos’ stockholders and optionholders will be entitled to receive for changes in the market price of Apricus common stock. Accordingly, the market value of the shares of Apricus common stock issued pursuant to the merger will depend on the market value of the shares of Apricus common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus/information statement.
No fractional shares of Apricus common stock will be issuable to Seelos’ stockholders pursuant to the Merger Agreement. Instead, each stockholder of Seelos who would otherwise be entitled to receive a fraction of a share of Apricus common stock, after aggregating all fractional shares of Apricus common stock issuable to such stockholder, will be entitled to receive in cash the dollar amount, rounded to the nearest whole cent, without interest, determined by multiplying such fraction by the volume weighted average closing trading price of a share of Apricus common stock on Nasdaq for the five trading days ending the trading day immediately prior to the date upon which the merger becomes effective.
The Merger Agreement provides that, at the Effective Time, Apricus will deposit with Equiniti Shareholder Services evidence of book-entry shares representing Apricus common stock issuable to Seelos’ stockholders and a sufficient amount of cash to make payments in lieu of fractional shares.

The Merger Agreement provides that, promptly after the Effective Time, Equiniti Shareholder Services will mail to each record holder of Seelos common stock immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging stock certificates representing shares of Seelos common stock held by such record holder in exchange for book-entry shares of Apricus common stock. Upon surrender of a stock certificate representing shares of Seelos common stock for exchange to Equiniti Shareholder Services, together with a duly signed letter of transmittal and such other documents as Equiniti Shareholder Services or Apricus may reasonably require, the stock certificate surrendered will be cancelled and the holder of such stock certificate will be entitled to receive the following:

•	book-entry shares representing the number of whole shares of Apricus common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	cash in lieu of any fractional share of Apricus common stock.
At the Effective Time, all holders of certificates representing shares of Seelos common stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Seelos. In addition, no transfer of Seelos common stock after the Effective Time will be registered on the stock transfer books of Seelos.
If any stock certificate representing shares of Seelos common stock has been lost, stolen or destroyed, Apricus may, in its discretion, and as a condition to the delivery of any book-entry shares of Apricus common stock, require the owner of such lost, stolen or destroyed certificate to deliver an affidavit with respect to such certificate and post a bond indemnifying Apricus against any claim suffered by Apricus related to the lost, stolen or destroyed certificate or any of Apricus common stock issued in exchange for such certificate as Apricus may reasonably request.
From and after the Effective Time, until it is surrendered, each certificate that previously evidenced shares Seelos common stock will be deemed to represent only the right to receive book-entry shares of Apricus common stock and cash in lieu of any fractional share of Apricus common stock. Apricus will not pay dividends or other distributions on any shares of Apricus common stock to be issued in exchange for any unsurrendered stock certificate representing shares of Seelos until the stock certificate is surrendered as provided in the Merger Agreement.
Treatment of Apricus’ Stock Awards
Prior to the closing of the merger, Apricus’ board of directors will adopt appropriate resolutions and take all other actions necessary and appropriate to provide that the vesting of each unexpired and unexercised restricted stock unit and option to purchase shares of Apricus common stock will be accelerated in full effective as of immediately prior to the Effective Time. The number of shares of Apricus common stock underlying such restricted stock units and options and the exercise prices for such options will be appropriately adjusted to reflect the Apricus Reverse Stock Split.
Under the Merger Agreement, as of immediately prior to the Effective Time, the vesting of all outstanding Apricus restricted stock units, including those held by Apricus’ executive officers and directors, will accelerate in full and, in exchange therefor, each former holder of any such Apricus restricted stock unit shall be entitled to receive a number of shares of Apricus common stock as is equal to (i) the total number of shares of Apricus common stock subject to such Apricus restricted stock unit, less (ii) a number of shares of Apricus common stock that would otherwise be issued to the holder pursuant to the Apricus restricted stock unit to be withheld by Apricus in satisfaction of the tax withholding obligations arising as a result of the vesting and settlement of such Apricus restricted stock unit equal to a number of shares of Apricus common stock having a fair market value (which, for this purpose, shall be the closing price per share of Apricus common stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share).
Treatment of Seelos’ Stock Options and Notes
At the Effective Time, each option to purchase shares of Seelos common stock outstanding and unexercised immediately prior to the Effective Time under the Seelos 2016 Equity Incentive Plan, whether or not vested, will be converted into an option to purchase shares of Apricus common stock. Apricus will assume the Seelos 2016 Equity Incentive Plan. From and after the Effective Time, each Seelos option assumed by Apricus may be exercised for such number of shares of Apricus common stock as is determined by multiplying the number of shares of Seelos common stock subject to the option by the exchange ratio and rounding that result down to the nearest whole number of shares of Apricus common stock. The per share exercise price of the converted option will be determined by dividing the existing exercise price of the option by the exchange ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any Seelos option assumed by Apricus will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed Seelos options will remain unchanged; provided, that any Seelos options assumed by Apricus may be subject to adjustment to reflect changes in Apricus’ capitalization after the Effective Time and that Apricus’ board of directors will succeed to the authority of Seelos’ board of directors with respect to each assumed Seelos option. No additional awards will be granted under the Seelos 2016 Equity Incentive Plan following the closing of the merger.
Treatment of Seelos’ Notes
Each promissory note issued by Seelos that is convertible into shares of Seelos common stock that remains outstanding immediately prior to the Effective Time shall be converted, immediately prior to the Effective Time, into Seelos common stock at the applicable conversion price specified in such promissory note and in accordance with such note’s terms.
Directors and Officers of Apricus Following the Merger
Pursuant to the Merger Agreement, each of the directors and officers of Apricus who will not continue as directors or officers of Apricus or the combined organization following the consummation of the merger, shall resign as of the closing of the merger. In connection with the merger, Apricus’ board of directors will be reduced to a total five directors. Pursuant to the terms of the Merger Agreement, four of such directors will be designated by Seelos and one of such directors will be designated by Apricus. It is anticipated that Richard Pascoe will remain as a director of Apricus following the closing of the merger and that all other Apricus directors will resign as of the closing of the merger. Mr. Pascoe shall appoint Raj Mehra, Ph.D., Robin L. Smith, M.D., Daniel J. O’Connor, J.D. and Brian Lian, Ph.D., to Apricus’ board of directors to fill the resulting vacancies. Immediately following the consummation of the merger, it is anticipated that the size of the board of directors will be reduced to five. It is anticipated that Apricus’ executive officer upon the closing of the merger will be Raj Mehra, Ph.D., Chairman, Chief Executive Officer, President and Interim Chief Financial Officer.
Apricus Reverse Stock Split and Amendment to the Amended and Restated Articles of Incorporation of Apricus
Stockholders of record of Apricus common stock on the record date for the Apricus special meeting will be asked to approve the Apricus Reverse Stock Split and an amendment to the amended and restated articles of incorporation of Apricus to effect the Apricus Name Change, in each case, at the Effective Time, each of which requires the affirmative vote of the holders of shares representing a majority of the shares of Apricus common stock outstanding on the record date for the Apricus special meeting.
Conditions to the Completion of the Merger
Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

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the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•
there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•
the holders of a majority of the outstanding shares of Seelos common stock must have adopted and approved the merger, and the holders of a majority of the outstanding shares of Apricus common stock must have approved the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Apricus common stock in the merger; and

•
the existing shares of Apricus common stock must have been continually listed on Nasdaq through the closing of the merger, and Apricus must have caused the shares of Apricus common stock to be issued in the merger to be approved for listing on Nasdaq (subject to official notice of issuance) as of the closing of the merger.

In addition, each party’s obligation to complete the merger is subject to the satisfaction or waiver by that party of the following additional conditions:

•
the representations and warranties regarding certain matters related to organization, authority, vote required and financial advisors of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•
the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (as defined below) or Apricus Material Adverse Effect (as defined below), as applicable (without giving effect to any references therein to any Company Material Adverse Effect or Apricus Material Adverse Effect, as applicable, or other materiality qualifications);

•
the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger; and

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each party must have received an opinion of its legal counsel, dated as of the closing date of the merger, to the effect that the merger will be treated, for U.S. federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Code.

In addition, the obligation of Apricus and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•
there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, events, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Seelos (a

“Company Material Adverse Effect”); provided that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Company Material Adverse Effect shall have occurred:

•	any rejection by a governmental body of a registration or filing by Seelos relating to intellectual property owned, licensed or controlled by Seelos;

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

•	the taking of any action, or the failure to take any action, by Seelos that is required to comply with the terms of the Merger Agreement;

•
any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which Seelos operate; or

•	any change in the cash position of Seelos which results from operations in the ordinary course of business;
•    Apricus must have received a certification by Seelos that it meets the requirements of Treasury Regulation Section 1.897-2(h)(1)(i) along with a written authorization for Apricus to deliver such notice form to the IRS on behalf of Seelos upon closing; and
•    certain agreements between Seelos and its stockholders must have been terminated.
In addition, the obligation of Seelos to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•
there shall have been no effect, change, event, circumstance, or development that (considered together with all other effects, changes, circumstances, or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Apricus and its subsidiaries, taken as a whole (an “Apricus Material Adverse Effect”); provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether a Apricus Material Adverse Effect shall have occurred:

•	any rejection by a governmental body of a registration or filing by Apricus relating to intellectual property owned, licensed or controlled by Apricus;

•	the termination, sublease or assignment of Apricus’ facility lease, or failure to do the foregoing;

•	the announcement or pendency of the Merger Agreement or the transactions contemplated thereby;

•	any change in the stock price or trading volume of Apricus common stock;

•	the taking of any action, or the failure to take any action, by Apricus that is required to comply with the terms of the Merger Agreement;

•
any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof;

•	general economic or political conditions or conditions generally affecting the industries in which Apricus operates;

•
continued losses from operations or decreases in cash balances of Apricus not materially inconsistent with kind and degree of losses from operations and decreases in cash balances which have occurred between December 31, 2016 and the date of the Merger Agreement; or

•
the winding down of Apricus’ operations not materially inconsistent with the kind and degree of winding down activities which have occurred between December 31, 2016 and the date of the Merger Agreement;

•	Seelos must have received written resignations by the officers and directors of Apricus who will not continue as officers or directors of Apricus;

•	Seelos must have received from Apricus lock-up agreements executed by certain stockholders of Apricus;

•	Seelos must have received an executed copy of an amended and restated employment agreement between Apricus and Richard W. Pascoe; and

•	Apricus must have terminated its office lease or subleased its office space in its entirety to a third party.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Apricus and Seelos for a transaction of this type relating to, among other things:

•	corporate organization and power, and similar corporate matters;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the merger that will be the subject of Seelos' stockholder written consent and approval of the proposals that will come before the Apricus special meeting;

•	except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third party;

•	capitalization;

•	financial statements and with respect to Apricus, documents filed with the SEC and the accuracy of information contained in those documents;

•	absence of changes ;

•	absence of undisclosed liabilities;

•	title to assets;

•	real property and leaseholds;

•	intellectual property;

•	the validity of material contracts to which the parties, or any subsidiaries of Apricus, are a party and any violation, default or breach to such contracts;

•	regulatory compliance, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	environmental matters;

•	insurance;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	with respect to Seelos, the accuracy of the disclosure for inclusion in this proxy statement/prospectus/information statement;

•	transactions with affiliates;

•	valid issuance of the Apricus common stock in the merger; and

•	the inapplicability of Section 203 of the DGCL.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Apricus and Seelos to complete the merger.
No Solicitation
Each of Apricus and Seelos agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, Apricus and Seelos and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives to, directly or indirectly:

•
solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any “acquisition proposal” (as defined below) or “acquisition inquiry” (as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any non-public information with respect to it to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an acquisition transaction; or

•	publicly propose to do any of the above.
An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Seelos, on the one hand, or Apricus, on the other hand, to the other party) that would reasonably be expected to lead to an acquisition proposal.
An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Seelos or any of its affiliates, on the one hand, or by or on behalf of Apricus or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any “acquisition transaction.”
An “acquisition transaction” means any transaction or series of related transactions involving:

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any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which Apricus, Seelos or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group”, as defined under applicable securities laws and regulations, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Apricus, Seelos or Merger Sub or any of their respective subsidiaries or (iii) in which Apricus, Seelos or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Apricus, Seelos or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of Apricus or Seelos required to consummate the merger, as applicable, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which such party’s board of directors determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “superior offer” (as defined below), if:

•	neither such party nor any representative of such party has breached the solicitation provisions of the Merger Agreement described above;

•
such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•
such party gives the other party at least two business days’ prior written notice of the identity of the third party and of that party’s intention to furnish information to, or enter into discussions or negotiations with, such third party before furnishing any information or entering into discussions or negotiations with such third party;

•
such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Apricus and Seelos; and

•
substantially contemporaneously with the furnishing of any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the merger. An acquisition proposal will not be considered a superior offer if any financing required to consummate the transaction contemplated by such acquisition proposal is not reasonably capable of being obtained by such third party.
The Merger Agreement also provides that each party will promptly advise the other orally and in writing of an acquisition proposal or acquisition inquiry and will keep the other party reasonably informed with respect to the status and terms of any such acquisition proposal or acquisition inquiry and any material modification or proposed material modification to that acquisition proposal or acquisition inquiry. In addition, Apricus shall provide Seelos with at least one business day’s written notice of a meeting of the Apricus board of directors (or a committee of the board of directors) at which the Apricus board of directors (or a committee of the board of directors) is reasonably expected to consider an acquisition proposal or acquisition inquiry it has received.
Meetings of Stockholders
Apricus is obligated under the Merger Agreement to call, give notice of and hold the Apricus special meeting for the purposes of considering the approval of the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Apricus common stock to Seelos’ stockholders in the merger.
Seelos is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement thereby approving the merger and related transactions within five business days following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.
Covenants; Conduct of Business Pending the Merger
Apricus has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Seelos shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Apricus will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Apricus has also agreed that, subject to certain limited exceptions, without the consent of Seelos, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated current or former employees, directors or consultants of Apricus or its subsidiaries or in connection with the satisfaction of tax withholding obligations related to Apricus RSUs);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security (except for Apricus common stock issued upon the valid exercise of outstanding options or warrants to purchase shares of Apricus common stock or vesting of RSUs); any option, warrant or right to acquire any capital stock or any other security of Apricus; or any instrument convertible into or exchangeable for any capital stock or other security of Apricus;

•
except as required to give effect to anything in contemplation of the closing of the merger, amend the articles of incorporation, bylaws or other similar organizational documents of Apricus, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement; provided, however that Apricus shall not unreasonably withhold, delay or condition any consent to effectuate a forward or reverse stock split of Seelos common stock;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•	lend money to any person; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000;

•
other than as required by law or the terms of a Apricus employee plan in effect as of the date of the Merger Agreement, adopt, establish or enter into any Apricus employee plan; cause or permit any Apricus employee plan to be amended; other than in the ordinary course of business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its or its subsidiaries’ current or former employees, directors or consultants; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any new employees, consultants or independent contractors;

•	enter into any material transaction;

•
sell, assign, transfer, license, sublicense or otherwise dispose of any material Apricus intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business);

•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business consistent with past practices;

•
except in the ordinary course of business and consistent with past practice, make, change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax liability, or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate certain material contracts;

•
make any expenditures or incur any liabilities in amounts that exceed the limitations set forth in Apricus’ operating budget delivered to Seelos concurrently with the execution of the Merger Agreement in an amount that exceeds, in the aggregate, $500,000; or

•	agree, resolve or commit to do any of the foregoing.
Seelos has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Apricus shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Seelos will conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts, and to take other agreed-upon actions. Seelos has also agreed that, subject to certain limited exceptions, without the consent of Apricus, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock of Seelos; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities of Seelos (except for shares of common stock from terminated current or former employees, directors or consultants of Seelos);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: any capital stock or other security of Seelos (except for shares of Seelos common stock issued upon the valid exercise of outstanding Seelos options or upon conversion of outstanding notes; any option, warrant or right to acquire any capital stock or any other security of Seelos; or any instrument convertible into or exchangeable for any capital stock or other security of Seelos;

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except as required to give effect to anything in contemplation of the closing of the merger, amend the certificate of incorporation, bylaws or other similar organizational documents of Seelos, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•
lend money to any person; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business in accordance with past practices; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000;

•
other than as required by applicable law, the terms of a company employee plan or in the ordinary course of business in accordance with past practices: adopt, establish or enter into any employee plan; cause or permit any employee plan to be amended; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its current or former employees, directors or consultants; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any material transaction outside the ordinary course of business in accordance with past practices;

•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
sell, assign, transfer, license, sublicense or otherwise dispose of any material Seelos intellectual property rights (other than pursuant to non-exclusive licenses in the ordinary course of business in accordance with past practices);

•	enter into, materially amend or terminate certain material contracts;

•	amend or terminate Seelos’ Asset Purchase Agreement with Vyera Pharmaceuticals AG or its License Agreement with Ligand Pharmaceuticals Incorporated, Neurogen Corporation and CyDex Corporation;

•
except in the ordinary course of business and consistent with past practice, make, change or revoke any material tax election; file any material amendment to any tax return; settle or compromise any material tax liability, or adopt or change any material accounting method in respect of taxes;

•
make any expenditures or incur any liabilities in amounts that exceed the limitations set forth in Seelos’ operating budget delivered to Apricus concurrently with the execution of the Merger Agreement in an amount that exceeds, in the aggregate, $500,000; or

•	agree, resolve or commit to do any of the foregoing.
Other Agreements
Each of Apricus and Seelos has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	make all filings and other submissions and give all notices required to be made or given in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.
Pursuant to the Merger Agreement, Apricus and Seelos have further agreed that:

•
Apricus will use its commercially reasonable efforts to (A) maintain the listing of its common stock on Nasdaq until the closing of the merger and to obtain approval for listing of the combined organization on Nasdaq and (B) to the extent required by the rules and regulations of Nasdaq, to (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Apricus common stock to be issued in connection with the merger and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for Apricus common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time;

•
for a period of six years after the Effective Time, Apricus will indemnify each person who is now, or has been prior to the Effective Time, a director or officer of Apricus or Seelos to the fullest extent permitted under the NRS and DGCL, respectively, and will purchase a six-year prepaid "tail policy" for the non-cancellable extension of the directors’ and officers’ liability coverage of Apricus' existing directors and officers' insurance policies; and

•
Apricus shall maintain directors’ and officers’ liability insurance policies commencing at the closing of the merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Apricus.

Termination
The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•	by mutual written consent of Apricus and Seelos;

•
by either Apricus or Seelos if the merger shall not have been consummated by November 30, 2018 (the “Outside Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the Outside Date and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that the Outside Date shall be extended by sixty days upon written notice of either party if a request for additional information has been made by any government authority, or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, by such date;

•
by either Apricus or Seelos if a court of competent jurisdiction or governmental entity has issued a final and nonappealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the other transactions contemplated by the Merger Agreement;

•
by Apricus if the written consent of Seelos’ stockholders necessary to adopt the Merger Agreement and approve the merger and related matters has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Apricus once Seelos obtains such stockholder approval;

•
by either Apricus or Seelos if the Apricus special meeting shall have been held and completed and Apricus’ stockholders shall have taken a final vote and shall not have approved the Merger Agreement or any of the transactions contemplated thereby, including the merger and the issuance of Apricus common stock to Seelos’ stockholders in the merger; provided, that Apricus may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Apricus’ stockholders was caused by the action or failure to act of Apricus and such action or failure to act constitutes a material breach by Apricus of the Merger Agreement;

•
by Seelos, at any time prior to the approval by Apricus’ stockholders of the proposals to be considered at the Apricus special meeting, if any of the following circumstances shall occur (each of the following, a “Apricus triggering event”):

•
Apricus’ board of directors fails to recommend that the stockholders of Apricus vote to approve the merger and the issuance of Apricus common stock to Seelos’ stockholders in connection with the merger or withholds, amends, withdraws or modifies its recommendation in a manner adverse to Seelos;

•	Apricus fails to include in this proxy statement/prospectus/information statement such recommendation;

•	Apricus’ board of directors approves, endorses or recommends any acquisition proposal;

•	Apricus enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•
Apricus or any director or officer of Apricus willfully and intentionally breaches the no solicitation provisions or the provisions regarding the Apricus special meeting set forth in the Merger Agreement;

•	by Apricus, at any time prior to the adoption of the Merger Agreement by Seelos’ stockholders, if any of the following circumstances shall occur (each an “Seelos triggering event”):

•
Seelos’ board of directors fails to recommend that Seelos’ stockholders vote to adopt the Merger Agreement, thereby approving the merger, or withholds, amends, withdraws or modifies its recommendation in a manner adverse to Apricus;

•    Seelos’ board of directors approves, endorses or recommends any acquisition proposal;

•	Seelos enters into any letter of intent or similar document or any contract relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement; or

•
Seelos or any director or officer of Seelos willfully and intentionally breaches the no solicitation provisions or the provisions regarding written consent of Seelos’ stockholders set forth in the Merger Agreement;

•
by Apricus or Seelos if the other party has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of time of such breach or inaccuracy, provided that the non-breaching party is not then in material breach of any representation, warranty, covenant or agreement, provided, further that if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this provision as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice from the non-breaching party of such breach or inaccuracy and the breaching party ceasing to exercise commercially reasonable efforts to cure such breach, if such breach has not been cured;

•
by Seelos prior to receiving written consent approving the transaction if Apricus has received a superior offer for another transaction, enters into a definitive agreement regarding the superior officer and pays Apricus the termination fee identified below in “The Merger Agreement – Termination Fee”;

•
by Apricus prior to Seelos receiving written consent approving the transaction if Seelos has received a superior offer for another transaction, enters into a definitive agreement regarding the superior officer and pays Seelos the termination fee identified below in “The Merger Agreement – Termination Fee”; or

•	by either party if the Apricus Board of Directors authorizes Apricus to enter into an alternative transaction.
Termination Fee
Fee payable by Apricus
Apricus must pay Seelos a termination fee of $500,000 if:

•
(a) the Merger Agreement is terminated by (i) either Apricus or Seelos because, after the Apricus special meeting has been held, Apricus’ stockholders have not approved the Merger Agreement or the transactions contemplated by the Merger Agreement, including the issuance of shares of Apricus common stock to Seelos’ stockholders in the merger, or (ii) by Seelos because Apricus or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Apricus or Merger Sub has become inaccurate, in either case, such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30 day cure period, (b) at any time after the date of Merger Agreement and prior to the Apricus special meeting an acquisition proposal with respect to Apricus was publicly announced, disclosed or otherwise communicated to the board of directors of Apricus, and (c) within 12 months after the date of such termination, Apricus enters into a definitive agreement for or consummates an acquisition transaction;

•
the Merger Agreement is terminated by Apricus prior to Seelos receiving written consent approving the transaction if Apricus has received a superior offer for another transaction and enters into a definitive agreement regarding the superior offer; or

•
the Merger Agreement is terminated by Seelos at any time prior to the approval of the Merger Agreement and the transactions contemplated therein by Apricus’ stockholders because of the occurrence of an Apricus triggering event.

Apricus must reimburse Seelos for all reasonable out-of-pocket fees and expenses incurred in connection with the termination of the Merger Agreement and the transaction contemplated thereby (such expenses, collectively, the "Third Party Expenses"), up to a maximum of $350,000 if:

•
the Merger Agreement is terminated by either Apricus or Seelos if (a) the Apricus special meeting shall have been held and completed and (b) Apricus’ stockholders shall have not approved the Merger Agreement or the transactions contemplated by the Merger Agreement, including the issuance of shares of Apricus common stock to Seelos’ stockholders in the merger;

•
the Merger Agreement is terminated by Seelos because Apricus or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Apricus or Merger Sub has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30 day cure period; or

•	Seelos fails to consummate the transactions described in the Merger Agreement solely as a result of an Apricus Material Adverse Effect.
If Apricus fails to pay a termination fee or Third Party Expenses payable under the Merger Agreement, then Apricus must (i) reimburse Seelos for reasonable costs and expenses, including reasonable fees and disbursements of counsel, incurred in connection with the collection of such overdue amount and the enforcement by Seelos of its rights under the Merger Agreement and (ii) pay interest on such overdue amount at a rate per annum equal to the “prime rate” in effect on the date such overdue amount was originally required to be paid plus three percent.
Fee payable by Seelos
Seelos must pay Apricus a termination fee of $500,000 if:

•
(a) the Merger Agreement is terminated by Apricus because (i) the required approval of Seelos’ stockholders has not been obtained within five business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the U.S. Securities and Exchange Commission or (ii) Seelos has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Seelos has become inaccurate, in either case, such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30 day cure period ,(b) at any time after the date of the Merger Agreement and prior to obtaining the approval of Seelos’ stockholders, an acquisition proposal with respect to Seelos was publicly announced, disclosed or otherwise communicated to the board of directors of Seelos and (c) within 12 months after the date of such termination, Seelos enters into a definitive agreement for or consummates an acquisition transaction;

•
the Merger Agreement is terminated by Seelos prior to Apricus receiving written consent approving the transaction if Seelos has received a superior offer for another transaction and enters into a definitive agreement regarding the superior offer; or

•
the Merger Agreement is terminated by Apricus at any time prior to the adoption of the Merger Agreement, and approval of the merger and the other transactions contemplated by the Merger Agreement, by Seelos’ stockholders upon the occurrence of an Seelos triggering event.

Seelos must reimburse Apricus for Third Party Expenses, up to a maximum of $350,000, if:

•
the Merger Agreement is terminated by Apricus because Seelos has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Seelos has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy, subject to a 30-day cure period; or

•	Apricus fails to consummate the transactions described in the Merger Agreement solely as a result of the occurrence of a Company Material Adverse Effect.
If Seelos fails to pay a termination fee or Third Party Expenses payable under the Merger Agreement, then Seelos must (i) reimburse Apricus for reasonable costs and expenses, including reasonable fees and disbursements of counsel, incurred in connection with the collection of such overdue amount and the enforcement by Seelos of its rights under the Merger Agreement and (ii) pay interest on such overdue amount at a rate per annum equal to the “prime rate” in effect on the date such overdue amount was originally required to be paid plus three percent.
Amendment
The Merger Agreement may be amended with the approval of the respective boards of directors of the parties at any time if such amendment is in writing and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been approved by the stockholders of Apricus or Seelos, no amendment which by law requires further approval by the stockholders of Apricus or Seelos, as the case may be, shall be made without such further approval.
AGREEMENTS RELATED TO THE MERGER
CVR Agreement
At the closing of the merger, Apricus, Seelos, Richard Pascoe, as representative of holders of the contingent value rights (such rights “CVRs”), and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Apricus stockholders will receive one CVR for each share of Apricus common stock held of record immediately prior to the Effective Time, after giving effect to the Apricus Reverse Stock Split. Each CVR will represent the right to receive payments based on Apricus’ Vitaros assets. In particular, CVR holders will be entitled to receive 90% of any cash payments (or the fair market value of any non-cash payments) exceeding $500,000 received, during a period of ten years from the closing of the merger, based on the sale, exclusive out-licensing or transfer of all or any portion of the Vitaros assets, including any milestone payments, less reasonable transaction expenses. After the completion of the merger, Seelos will be entitled to retain the first $500,000 and 10% of any Contingent Payments. In order to be eligible for the CVR, an Apricus stockholder must be a holder of record immediately prior to the Effective Time. Seelos has agreed to use commercially reasonable efforts to out-license or sell the Vitaros assets for a period of three years following the closing of the merger. Once an agreement to sell, exclusively license or otherwise transfer all or any portion of the Vitaros assets is in effect, Apricus may not amend such Vitaros agreement without approval of the representative of the holders of CVRs.
The sole right of the holders of CVRs is to receive cash from Apricus, if any, through the rights agent in accordance with the CVR Agreement. The CVRs will not have any voting or dividend rights, will not represent any equity or ownership interest in Apricus or its subsidiaries, and interest will not accrue on any amounts payable on the CVRs. The CVR will be not be transferable, except in limited circumstances and will not be registered with the SEC or any state.
Material U.S. Federal Income Tax Consequences of the Receipt of CVRs
The following discussion is a summary of the material U.S. federal income tax consequences of the receipt of CVRs to Apricus U.S. Holders (as defined below) who receive CVRs with respect to Apricus common stock, but this discussion does not purport to be a complete analysis of all potential tax consequences that may be relevant to an Apricus U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an Apricus U.S. Holder. Apricus has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the receipt of CVRs.
This discussion is limited to Apricus U.S. Holders that hold Apricus common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to an Apricus U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Apricus U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	Apricus U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Apricus common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investments companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons for whom Apricus common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	tax-exempt organizations or governmental organizations;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Apricus common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Apricus common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Apricus common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds Apricus common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Apricus common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF CVRs ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
For purposes of this discussion, an Apricus U.S. Holder is a beneficial owner of Apricus common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Receipt of CVRs by Apricus U.S. Holders
There is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a distribution of property with respect to the corporation’s stock, a distribution of equity, a “debt instrument” or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles such questions are inherently factual in nature. Based on the specific characteristics of the CVRs, Apricus intends to report the issuance of the CVRs as a distribution of property with respect to its stock. Apricus U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the CVR issuance.
Specifically, Apricus intends to report the issuance of the CVRs to Apricus U.S. Holders as a distribution of property with respect to its stock, because the CVRs will be issued to all holders of Apricus common stock prior to completion of the merger. Each Apricus U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVRs issued to such Apricus U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the Apricus U.S. Holder’s pro rata share of Apricus’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Apricus U.S. Holder’s basis in its Apricus common stock, and finally as capital gain from the sale or exchange of Apricus common stock with respect to any remaining value. Apricus currently has negative accumulated earnings and profits and expects no or a small amount of current earnings and profits for the relevant taxable year. Thus, Apricus expects most or all of this distribution to be treated as other than a dividend for U.S. federal income tax purposes. Apricus U.S. Holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a dividend for U.S. federal income tax purposes. An Apricus U.S. Holder’s initial tax basis in such holder’s CVRs should equal the fair market value of such CVRs on the date of their issuance. The holding period of such CVRs should begin on the day after the date of issuance.
As a result of the above treatment, future payments received by an Apricus U.S. Holder on a CVR would likely be treated as a non-taxable return of such Apricus U.S. Holder’s adjusted tax basis in the CVR to the extent thereof, and payments in excess of such amount would likely be treated as ordinary income.
It is possible, although Apricus believes unlikely, that the issuance of the CVRs could be treated as a distribution of equity for U.S. federal income tax purposes, in which case Apricus U.S. Holders should not recognize gain or loss as a result of the issuance of the CVRs. Depending on the fair market value of the CVRs on the date of their issuance, each Apricus U.S. Holder’s tax basis in such holder’s Apricus common stock would be allocated between such holder’s Apricus common stock and such holder’s CVRs. The holding period of such CVRs should include the Apricus U.S. Holder’s holding period of such holder’s Apricus common stock. Future payments on a CVR received by an Apricus U.S. Holder would likely be treated as dividends to the extent of the Apricus U.S. Holder’s pro rata share of Apricus’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the Apricus U.S. Holder’s basis in the CVR, and finally as capital gain from the sale or exchange of the CVR with respect to any remaining value. As discussed above, Apricus does not intend to report the issuance of the CVRs as a distribution of equity and any Apricus U.S. Holder reporting the CVR issuance as a distribution of equity likely faces an increased chance of being audited by the IRS with respect to such reporting.
It is possible, although again Apricus believes unlikely, that the issuance of the CVRs could be treated as subject to the “open transaction” doctrine if the value of the CVRs on the closing date cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for U.S. federal income tax purposes, each Apricus U.S. Holder should not immediately take the CVRs into account in determining whether such holder must recognize gain, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the Apricus U.S. Holder’s U.S. federal income tax consequences would be determined in line with the discussion above based on whether the CVRs are treated as a distribution of property or of equity at the time the payments with respect to the CVRs are received or deemed received in accordance with the Apricus U.S. Holder’s regular method of accounting. As discussed above, Apricus does not intend to report the issuance of the CVRs as an open transaction and any Apricus U.S. Holder reporting the CVR issuance as an open transaction likely faces an increased chance of being audited by the IRS with respect to such reporting.
It is also possible, although it is not expected to be the case, that the CVRs could be treated as one or more “debt instruments.” If that is the case, then payments received with respect to the CVRs generally should be treated as payments in retirement of a “debt instrument,” except to the extent interest is imputed under the Code. If those rules were to apply, interest generally should be imputed under complex rules. In such a case, an Apricus U.S. Holder would be required to include the interest in income on an annual basis, whether or not currently paid.
The CVRs should generally be treated as capital assets for U.S. federal income tax purposes once issued.
PLEASE CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE PROPER CHARACTERIZATION OF THE RECEIPT OF THE CVRs.
Support Agreements
Apricus Support Agreement
In order to induce Seelos to enter into the Merger Agreement, certain of Apricus’ stockholders have entered into a support agreement with Apricus and Seelos pursuant to which, among other things, each such stockholder has agreed, solely in his, her or its capacity as a stockholder of Apricus, to vote all of his, her or its shares of Apricus common stock in favor of adoption and approval of the Merger Agreement, the approval of the transactions contemplated thereby, including the merger and the issuance of Apricus common stock and the approval of the Apricus Reverse Stock Split, in connection with, or related to, the consummation of the merger for which Apricus’ board of directors has recommended that Apricus’ stockholders vote in favor, and against any acquisition proposal or proposal that would reasonably be expected to result in a material breach of any covenant, representation or warranty or other obligation or agreement of Apricus or its subsidiaries under the Merger Agreement. These stockholders of Apricus have also granted Apricus an irrevocable proxy to vote their respective shares in accordance with the support agreements.
The parties to the support agreement with Apricus and Seelos are:

•	Richard Pascoe

•	Brian Dorsey

•	Neil Morton

•	Kleanthis G. Xanthopoulos

•	Russell Ray

•	Paul V. Maier

•	Wendell Wierenga

•	Sandford Smith
As of July 30, 2018, the stockholders of Apricus that are party to a support agreement owned an aggregate of 199,360 shares of Apricus common stock representing less than 1% of the outstanding shares of Apricus common stock. These stockholders include Apricus’ executive officers and directors.
Under this support agreement, subject to certain exceptions, such stockholders also have agreed not to sell or transfer their shares of Apricus common stock and securities held by them until the earlier of the termination of the Merger Agreement or the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to whom any shares of Apricus common stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.
Seelos Support Agreement
In order to induce Apricus to enter into the Merger Agreement, Raj Mehra, Ph.D. is party to a support agreement with Apricus and Seelos pursuant to which, among other things Dr. Mehra has agreed, solely in his capacity as a stockholder of Seelos, to vote all of his shares of Seelos common stock in favor of the adoption of the Merger Agreement and the approval of the merger and against any action or agreement that would reasonably be expected to result in a material breach of any covenant, representation, warranty or other obligation of Seelos or any of its subsidiaries under the Merger Agreement. He also agreed to vote against any acquisition proposal or other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the consummation of the merger and the transactions contemplated by the Merger Agreement. Dr. Mehra also granted Seelos an irrevocable proxy to vote his Seelos common stock in accordance with the support agreements.
Dr. Mehra owned an aggregate of 4,000,000 shares of Seelos common stock, representing 100% of the outstanding shares of Seelos common stock as of July 30, 2018, excluding those shares issuable upon the conversion of certain Seelos convertible notes and upon the exercise of outstanding stock options. Dr. Mehra is Seelos’ Chairman, Founder and Chief Executive Officer. Following the effectiveness of the registration statement of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, Dr. Mehra holds a sufficient number of shares to adopt the Merger Agreement and approve the merger and related transactions and will execute a written consent providing for such adoption and approval. Therefore, holders of the number of shares of Seelos common stock required to adopt the Merger Agreement and approve the merger and related transactions are contractually obligated to adopt the Merger Agreement are expected to adopt the Merger Agreement via written consent.
Under the support agreement, subject to certain exceptions, Dr. Mehra also agreed not to sell or transfer shares of Seelos common stock and securities held by him, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement or the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to whom any shares of Seelos common stock or securities are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.
Lock-up Agreements
As a condition to the closing of the merger, certain stockholders of Apricus, each as listed below, will enter into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, grant an option, right or warrant to purchase, transfer or dispose of, directly or indirectly, engage in any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of, or make any demand for or exercise any right with respect to the registration of, any shares of Apricus common stock or any security convertible into or exercisable or exchangeable for Apricus common stock, including, as applicable, shares received in the merger and issuable upon exercise of certain warrants and options, during the period commencing at the Effective Time and continuing until the date that is 180 days from the Effective Time.
The parties to the lock-up agreements are:

•	Richard Pascoe

•	Brian Dorsey

•	Neil Morton

•	Kleanthis G. Xanthopoulos

•	Russell Ray

•	Paul V. Maier

•	Wendell Wierenga

•	Sandford Smith

As of July 30, 2018, Apricus’ stockholders who have committed to execute lock-up agreements beneficially owned in the aggregate less than 1% of the outstanding common stock of Apricus.
APRICUS EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth the compensation paid by Apricus during the years ended December 31, 2017 and 2016 to (1) its principal executive officer during fiscal year 2017 and (2) the other two most highly paid executive officers who were serving as executive officers as of December 31, 2017 (collectively its “named executive officers”):

Name and Position	Year	Salary	Bonus(4)	Stock Awards(5)	Option Awards(6)	Non-Equity Incentive Plan Compensation(7)	All Other Compensation	Total
Richard W. Pascoe, Chief Executive Officer, Secretary and Director(1)	2017	$487,396	$97,479	$64,000	$—	$176,681	$13,036	$838,592
	2016	$487,396	$—	$179,555	$383,891	$—	$12,836	$1,063,678
Brian T. Dorsey, Senior Vice President, Chief Development Officer(2)	2017	$319,300	$63,860	$48,000	$ —	$92,597	$12,788	$536,545
	2016	$319,300	$ —	$95,250	$153,559	$—	$12,588	$580,697
Neil Morton, Senior Vice President, Chief Business Officer(3)	2017	$275,000	$55,000	$48,000	$ —	$79,750	$12,006	$469,756
	2016	$275,000	$ —	$46,691	$130,180	$—	$11,806	$463,677

(1)	Mr. Pascoe’s all other compensation in 2017 includes $10,800 for Apricus’ matching and profit sharing contribution to the 401(k) plan and $2,236 in life insurance premiums.

(2)	Mr. Dorsey’s all other compensation in 2017 includes $10,800 for Apricus’ matching and profit sharing contribution to the 401(k) plan and $1,988 in life insurance premiums.

(3)	Mr. Morton’s all other compensation in 2017 includes $10,800 for Apricus’ matching and profit sharing contribution to the 401(k) plan and $1,206 in life insurance premiums.

(4)
Represents the dollar amount of the special one-time bonus approved and ratified by the Compensation Committee on June 1, 2017, which was intended to recognize the efforts of such executives related to the sale of Apricus’ ex-U.S. Vitaros business.

(5)
Represents the grant date fair value of the stock awards granted in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information relating to Apricus’ assumptions made in valuing the stock awards granted to its named executive officers in 2017, see note 8 to its audited consolidated financial statements included in this proxy statement/prospectus/information statement.

With respect to the performance-based RSUs granted to Mr. Pascoe, Mr. Dorsey and Mr. Morton in January 2017 and June 2017, the amounts in these columns include the grant-date fair value of such stock awards based upon the probable outcome of such conditions, all of which were not deemed probable of achievement. The full grant date fair value of these stock awards, assuming full achievement of the performance conditions to which such stock awards are subject, is as follows: Mr. Pascoe, $109,000; Mr. Dorsey, $81,750; and Mr. Morton, $81,750. A portion of the stock awards shown in the 2017 column of the table above relates to performance RSUs that were granted in June 2017 and vested upon resubmission of Apricus’ Vitaros New Drug Application in August 2017.

(6)
Represents the grant date fair value of the stock option awards granted in 2016, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of valuation assumptions for stock-based compensation, see note 8 to Apricus’ audited consolidated financial statements included in this proxy statement/prospectus/information statement. These figures do not reflect the amortized compensation expense or value received by the officer in the year indicated or that may be received by the officer with respect to such equity awards.

(7)
Represents the bonuses paid to the named executive officers in cash in 2018 for 2017 performance pursuant to Apricus’ annual incentive program. There were no bonuses paid to the named executive officers in 2017 for 2016 performance pursuant to Apricus’ annual incentive program

Narrative Disclosure to Summary Compensation Table
Base Salary
In general, base salaries for Apricus’ named executive officers are approved by the Compensation Committee and are initially established through arm’s length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary and market pay levels. Base salaries of Apricus’ named executive officers are approved and reviewed annually by Apricus’ Compensation Committee and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases may take into account an executive officer’s current salary, equity ownership, and the amounts paid to an executive officer’s peers inside Apricus by conducting an internal analysis, which compares the pay of an executive officer to other members of the management team. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. Base salaries are not automatically increased if the Compensation Committee believes that other elements of the named executive officer’s compensation are more appropriate in light of Apricus’ stated objectives. This strategy is consistent with Apricus’ intent of offering compensation that is both cost-effective, competitive and contingent on the achievement of performance objectives.
Apricus’ executive officers did not receive base salary increases in 2018 or 2017.
Annual Cash Incentive
Apricus also provides executive officers with annual performance-based cash bonuses, which are specifically designed to reward executives for overall performance of Apricus in a given year. Corporate goals are established by the Compensation Committee with input from senior management and approved by the full board of directors. The target annual cash bonus amounts relative to base salary vary depending on each executive’s accountability, scope of responsibilities and potential impact on Apricus’ performance and for 2017 were as follows: Mr. Pascoe, 50% of base salary; Mr. Dorsey, 40% of base salary; and Mr. Morton, 40% of base salary.
The Compensation Committee considers Apricus’ overall performance for the preceding fiscal year in deciding whether to award a bonus and, if one is to be awarded, the amount of the bonus. The annual cash bonus for each executive officer is based 100% on overall Apricus performance. The Compensation Committee retains the ability to apply discretion in making adjustments to the final bonus payouts.
The evaluation of Apricus’ performance for 2017 bonus purposes was based on the achievement, or failure to achieve, a set of weighted performance goals. Apricus’ 2017 performance goals were (1) acceptance of the Vitaros U.S. NDA (weighted at 40%), (2) completion of a RayVa Phase 2b protocol (weighted at 10%), (3) partner RayVa ex U.S. (weighted at 15%), (4) completion of ex-U.S. Vitaros transition to Ferring (weighted at 10%), (5) complete 2017 with one year of operating capital (20% weighting) and (6) increase the number of analyst coverage from two to four (weighed at 5%).
For fiscal year 2017, the Compensation Committee determined that Apricus achieved 72.5% of the performance goals and thus the executive officers should be paid their bonuses at 72.5% of the targeted levels.
The following table sets forth the target bonus for each of the named executive officers for fiscal 2017 and resulting incentive payout, based on the level of achievement of the 2017 corporate goals:

Name	Title	Fiscal Year 2017 Incentive Bonus Rate at Target	2017 Evaluation of Company Performance	Final Ratio Incentive Bonus as a Percentage of Base Salary	Fiscal 2017 Incentive Bonus Award
Richard W. Pascoe	Chief Executive Officer, Secretary and Director	50%	72.5%	36.25%	$176,681
Brian T. Dorsey	Senior Vice President, Chief Development Officer	40%	72.5%	29%	$92,597
Neil Morton	Senior Vice President, Chief Business Officer	40%	72.5%	29%	$79,750

2017 Special Cash Bonus

In June 2017, the Compensation Committee approved and ratified special one-time bonuses to certain employees, which bonuses were intended to recognize each such employee’s efforts related the sale of Apricus’ ex-U.S. Vitaros business. The 2017 special cash bonuses paid to the named executive officers were as follows: Mr. Pascoe, $97,479; Mr. Dorsey, $63,860; and Mr. Morton, $55,000.
Equity Compensation
The Compensation Committee considers equity incentives to be important in aligning the interests of Apricus’ executive officers with those of its stockholders. As part of Apricus’ pay-for-performance philosophy, its compensation program tends to emphasize the long-term equity award component of total compensation packages paid to its executive officers.
Because vesting is based on continued employment, Apricus’ equity-based incentives also encourage the retention of its named executive officers through the vesting period of the awards. In determining the size of the long-term equity incentives to be awarded to Apricus’ named executive officers, it takes into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to Apricus and the size of prior grants. For 2017, while the Compensation Committee reviewed competitive market data prepared by Radford in connection with its grant of long-term equity incentive awards to the named executive officers, such awards were not determined by reference to any specific target level of compensation or benchmarking. Based upon these factors, the Compensation Committee determines the size of the long-term equity incentives at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.
To reward and retain Apricus’ named executive officers in a manner that best aligns employees’ interests with stockholders’ interests, Apricus uses stock options and restricted stock unit awards as the primary incentive vehicles for long-term compensation. Apricus believes that stock options and restricted stock unit awards are effective tools for meeting its compensation goal of increasing long-term stockholder value by tying the value of the stock to its future performance. Because employees are able to profit from stock options only if Apricus’ stock price increases relative to the stock option’s exercise price, Apricus believes stock options provide meaningful incentives to employees to achieve increases in the value of Apricus’ stock over time.
Apricus uses stock options and restricted stock unit awards to compensate its named executive officers both in the form of initial grants in connection with the commencement of employment and annual refresher grants. Annual grants of equity awards are typically approved by the Compensation Committee during the first quarter of each year. While Apricus intends that the majority of equity awards to its employees be made pursuant to initial grants or its annual grant program, the Compensation Committee retains discretion to grant equity awards to employees at other times, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management or the Compensation Committee.
The exercise price of each stock option grant is the fair market value of Apricus common stock on the grant date. Time-based stock option awards granted to Apricus’ named executive officers generally vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the vesting commencement date and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter. From time to time, the Compensation Committee may, however, determine that a different vesting schedule is appropriate. Apricus does not have any stock ownership requirements for its named executive officers.
2017 Awards Granted- Restricted Stock Units
In January 2017, the Compensation Committee awarded annual restricted stock units to Apricus’ named executive officers based on its review of the foregoing factors and comparable company information. 50% of the restricted stock units will vest upon Apricus’ receipt of marketing approval of Vitaros in the United States by the FDA and 50% will vest on November 30, 2018, in each case subject to the executive’s continuous employment or service with Apricus through the vesting date. In addition, all of these restricted stock units will vest in the event of a “covered transaction” (as defined in 2012), which includes the merger. Specifically, Apricus’ named executive officers were granted the following number of restricted stock units in January 2017: Mr. Pascoe, 100,000; Mr. Dorsey, 75,000; and Mr. Morton, 75,000.
Each of Apricus’ named executive officers also received an additional award of restricted stock units in June 2017. Each restricted stock unit will vest as follows: 50% of the restricted stock units vested upon the resubmission of Apricus’ NDA to the FDA in August 2017 and 50% will vest upon Apricus' receipt of marketing approval of Vitaros in the United States by the FDA, in each case subject to the executive’s continuous employment or service with Apricus through the vesting date. In addition, all of these restricted stock units will vest in the event of a “covered transaction” (as defined in the 2012 Plan), which includes the merger. Specifically, Apricus’ named executive officers were granted the following number of restricted stock units in June 2017: Mr. Pascoe, 100,000; Mr. Dorsey, 75,000; and Mr. Morton, 75,000.
These awards (other than the awards that vested in August 2017, as described above) are described in detail in the “Outstanding Equity Awards as of December 31, 2017” table below.
Employee Benefit Program
Executive officers, including the named executive officers, are eligible to participate in all of Apricus’ employee benefit plans, including medical, dental, vision, group life, disability and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law. Apricus also provides vacation and other paid holidays to all employees, including executive officers. These benefit programs are designed to enable Apricus to attract and retain its workforce in a competitive marketplace. Health, welfare and vacation benefits ensure that Apricus has a productive and focused workforce through reliable and competitive health and other benefits.
Apricus’ retirement savings plan (401(k) Plan) is a tax-qualified retirement savings plan, pursuant to which eligible employees can begin to participate immediately upon employment. The 401(k) Plan elective deferrals and employer contributions are subject to compensation limitations and annual maximum contribution limits as governed by IRS. Employees are eligible to defer up to 100% of compensation and Apricus makes safe harbor matching contributions of 100% match of first 3% of compensation contributed, then 50% match of next 2% of compensation contributed.
Outstanding Equity Awards as of December 31, 2017
The following table shows information regarding Apricus’ outstanding equity awards as of December 31, 2017 for the named executive officers:

	Option Awards(1)					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Non-Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Richard W. Pascoe	90,000	—	—	$25.10	3/18/2023	67,500	$124,200	117,500	$216,200
	21,875	8,125	—	$14.30	1/29/2025
	21,875	28,125	—	$11.10	3/15/2026
Brian T. Dorsey	22,500	7,500	—	$11.30	12/1/2024	50,000	$92,000	87,500	$161,000
	8,750	11,250	—	$11.10	3/15/2026
Neil Morton	11,250	750	—	$23.20	3/20/2024	42,500	$78,200	80,000	$147,200
	8,000	—	—	$23.20	3/20/2024
	4,375	1,625		$14.30	1/29/2025
	3,721	4,779		$11.10	3/15/2026
	6,875	9,625		$5.70	4/1/2026

(1)
Except as otherwise noted, all stock options have a term of ten years from the date of grant and vest over four years, with 25% of the shares subject to the options vesting on the first anniversary of the date of grant and the remainder vesting in 36 monthly tranches thereafter. For a description of the accelerated vesting provisions applicable to the stock options granted to the named executive officer, see “Payments Upon Termination or Change in Control” below.

(2)
Represents performance-based stock options that vested based on Apricus’ initiation of one or more Phase II or later clinical trials of assets approved by the Apricus board of directors (each, a “Qualifying Trial”) on or before December 31, 2015, as follows: (1) 25% of the underlying shares vested upon the First Vesting Date (e.g., the enrollment of the first patient in the first Qualifying Trial), which occurred as a result of the randomization and first dosing of the first RayVa Phase 2a patient in December 2014; 1/96th of the total number of shares subject to the option vested monthly thereafter over a 24-month period so that the option was vested and exercisable with respect to 50% of the total number of shares of stock underlying the option on the second anniversary of the First Vesting Date, and (2) 25% of the underlying shares vested upon the Second Vesting Date (e.g., the enrollment of the first patient in the second Qualifying Trial), which occurred as a result of the randomization and first dosing of the first fispemifene patient in May 2015; 1/96th of the total number of shares subject to the option vested monthly thereafter over a 24-month period so that the option was vested and exercisable with respect to 100% of the total number of shares of stock underlying the option on the second anniversary of the Second Vesting Date. Pursuant to the Merger Agreement, all of these options will vest immediately prior to the consummation of the merger.

(3)
Includes restricted stock units granted in April 2016 (with respect to Mr. Pascoe) and May 2016 (with respect to Messrs. Dorsey and Morton) that vested on January 1, 2018, as follows: Mr. Pascoe, 17,500 restricted stock units; Mr. Dorsey, 12,500 restricted stock units; and Mr. Morton, 5,000 restricted stock units.

Also includes restricted stock units granted in January 2017 that will vest on November 30, 2018, as follows: Mr. Pascoe, 50,000 restricted stock units; Mr. Dorsey, 37,500 restricted stock units; and Mr. Morton, 37,500 restricted stock units. In addition, all of these restricted stock units will vest in the event of a “covered transaction” (as defined in the 2012 Plan), which includes the merger.

(4)	Computed by multiplying the number of shares underlying each RSU by $1.84, the closing market price of Apricus common stock on December 29, 2017, the last trading day of 2017.

(5)
Includes performance-based restricted stock units granted in April 2016 (with respect to Mr. Pascoe) and May 2016 (with respect to Messrs. Dorsey and Morton) that will vest upon Apricus' receipt of marketing approval of Vitaros in the United States by the FDA on or before December 31, 2018, subject to the executive’s continuous employment or service with Apricus through the vesting date, as follows: Mr. Pascoe, 17,500 restricted stock units; Mr. Dorsey, 12,500 restricted stock units; and Mr. Morton, 5,000 restricted stock units.

Also includes performance-based restricted stock units granted in January 2017 and June 2017 that will also vest upon Apricus' receipt of marketing approval of Vitaros in the United States by the FDA, subject to the executive’s continuous employment or service with Apricus through the vesting date, as follows: Mr. Pascoe, 100,000 restricted stock units; Mr. Dorsey, 75,000 restricted stock units; and Mr. Morton, 75,000 restricted stock units.

In addition, all of these restricted stock units will vest in the event of a “covered transaction” (as defined in the 2012 Plan), which includes the merger.

Payments Upon Termination or Change In Control
Apricus entered into employment agreements with each of its named executive officers. These agreements set forth the individual’s base salary, annual incentive opportunities, equity compensation and other employee benefits, which are described in this Apricus Executive Compensation section. All employment agreements provide for “at-will” employment, meaning that either party can terminate the employment relationship at any time, although Apricus’ agreements with its named executive officers provide that they would be eligible for severance benefits in certain circumstances following a termination of employment without cause. Apricus’ Compensation Committee approved the severance benefits to mitigate certain risks associated with working in a biopharmaceutical company at Apricus' current stage of development and to help attract and retain qualified executives. See “Interests of the Apricus Directors and Executive Officers in the Merger—Employment and Consulting Agreements” for additional information about these arrangements.
APRICUS DIRECTOR COMPENSATION
Apricus has adopted a non-employee director compensation policy pursuant to which its non-employee directors are eligible to receive cash and equity compensation.
Each non-employee director is entitled to receive an annual cash retainer of $40,000, with additional annual cash retainers for the chairs of Apricus’ various committees in the following amounts: $15,000 for the chair of the Audit Committee, $12,000 for the chair of the Compensation Committee and $8,000 for the chair of the Corporate Governance/Nominating Committee. Additionally, non-chair members of these committees will receive additional annual cash retainers in the following amounts: $7,000 for members of the Audit Committee, $5,000 for members of the Compensation Committee and $3,000 for members of the Corporate Governance/Nominating Committee. The Chairman of the Board is also entitled to receive an additional annual cash retainer of $40,000 per year.
Each non-employee director is eligible to receive a non-qualified stock option to purchase 60,000 shares of Apricus common stock upon initial election or appointment to the board of directors, subject to the terms and provisions of the 2012 Plan. Such initial awards vest over four years, with one-fourth of the shares subject to the initial award vesting on the first anniversary of the date of grant and the remaining shares subject to the initial award vesting in 36 equal monthly installments over the three years thereafter, subject to the director’s continuing service on Apricus’ board of directors through such dates.
Prior to January 3, 2018, on the third trading day of each calendar year, each non-employee director was eligible to receive an annual grant of 11,250 restricted stock units (or, in the case of Apricus' Chairman of the Board, 15,000 restricted stock units), subject to the terms and provisions of the 2012 Plan. Such restricted stock units vested upon the first anniversary of the date of grant, subject to the director’s continuing service on Apricus’ board of directors on such date.
On January 3, 2018, Apricus’ board of directors approved an amendment to the equity component of its non-employee director compensation policy such that the annual grant of equity would be in the form of options rather than restricted stock units. As such, pursuant to the amendment, on the third trading day of each calendar year, each non-employee director is eligible to receive a non-qualified stock option to purchase 35,000 shares of Apricus common stock (or, in the case of Apricus' Chairman of the Board, an option to purchase 50,000 shares of Apricus common stock), subject to the terms and provisions of the 2012 Plan. Annual awards vest over one year in 12 equal monthly installments, subject to the director’s continuing service on Apricus’ board of directors through such dates. All initial and annual awards to Apricus’ non-employee directors will vest in full in the event of a change in control.
All of the foregoing share numbers in the Apricus non-employee director compensation policy will be adjusted for the Apricus Reverse Stock Split.
Non-Employee Director Compensation for 2017
Below is a summary of the non-employee director compensation paid in fiscal 2017:

Name	Cash Compensation(1)	Option Grants(2)	Stock Awards(3)	Total
Kleanthis G. Xanthopoulos, Ph.D.	$92,000	$—	$19,200	$111,200
Russell Ray	$55,000	$—	$14,400	$69,400
Paul V. Maier	$58,000	$—	$14,400	$72,400
Wendell Wierenga, Ph.D.	$48,000	$—	$14,400	$62,400
Sandford D. Smith	$52,000	$—	$14,400	$66,400

(1)	Includes the value of the annual retainers payable to Apricus’ non-employee directors.

(2)
No stock options were granted to the directors in 2017. As of December 31, 2017, each of Apricus’ non-employee directors held stock options to purchase the following number of shares of Apricus common stock: Dr. Xanthopoulos, options to purchase 18,200 shares; Mr. Ray, options to purchase 10,700 shares; Mr. Maier, options to purchase 11,600 shares; Dr. Wierenga, options to purchase 15,000 shares; and Mr. Smith, options to purchase 13,500 shares. As of December 31, 2017, each of Apricus’ non-employee directors held the following amounts of unvested restricted stock units: Dr. Xanthopoulos, 15,000; Mr. Ray, 11,250; Mr. Maier, 11,250; Dr. Wierenga, 11,250; and Mr. Smith, 11,250.

(3)
Represents the grant date fair value of the stock awards granted in 2017, computed in accordance with FASB ASC Topic 718. For information relating to Apricus’ assumptions made in valuing the stock awards granted to its non-employee directors in 2017, see note 8 to Apricus’ audited consolidated financial statements included in this proxy statement/prospectus/information statement.

Equity Compensation Plan Information
The following table gives information as of December 31, 2017 about shares of Apricus common stock that may be issued upon the exercise of options and restricted stock units under both of Apricus’ existing equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)(1)	Weighted-average exercise price of outstanding options, warrants and rights(b)(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)(3)
Equity compensation plans approved by security holders	1,086,509	$17.37	225,975

(1)	Consists of options and restricted stock units outstanding as of December 31, 2017 under the 2012 Plan, and the 2006 Plan.

(2)	Consists of the weighted average exercise price of outstanding options as of December 31, 2017.

(3)	Consists entirely of shares of Apricus common stock that remain available for future issuance under the 2012 Plan as of December 31, 2017.

MATTERS BEING SUBMITTED TO A VOTE OF APRICUS’ STOCKHOLDERS
Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger
At the Apricus special meeting, Apricus’ stockholders will be asked to approve the Merger Agreement and the transactions contemplated thereby, including the merger and the issuance of Apricus common stock to Seelos’ stockholders pursuant to the Merger Agreement. Immediately following the merger, it is expected that Seelos’ current stockholders, warrantholders and optionholders will own, or hold rights to acquire, approximately 86% of the Fully-Diluted Common Stock of Apricus, with current Apricus’ stockholders, optionholders, restricted stock unit holders and warrantholders owning, or holding rights to acquire, approximately 14% of the Fully-Diluted Common Stock of Apricus. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Apricus common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.
Required Vote
The affirmative vote of a majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal) in person or represented by proxy at the Apricus special meeting is required for approval of Proposal No. 1. Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.
APRICUS’ BOARD OF DIRECTORS RECOMMENDS THAT APRICUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE ISSUANCE OF APRICUS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

Proposal No. 2: Approval of the Apricus Reverse Stock Split
General
At the Apricus special meeting, Apricus’ stockholders will be asked to approve the Apricus Reverse Stock Split. Upon the effectiveness of the Apricus Reverse Stock Split (the "split effective time"), the issued shares of Apricus common stock immediately prior to the split effective time will be reclassified into a smaller number of shares such that a stockholder of Apricus will own one post-split share of Apricus common stock for each shares of issued common stock held by that stockholder immediately prior to the split effective time.
If Proposal No. 2 is approved, the Apricus Reverse Stock Split would become effective in connection with the closing of the merger.
The Apricus Reverse Stock Split, as more fully described below, will not change the number of authorized shares of common stock or preferred stock, or the par value of Apricus common stock or preferred stock.
Purpose

Apricus’ board of directors approved the Apricus Reverse Stock Split for the following reasons:

•	Apricus’ board of directors believes effecting the Apricus Reverse Stock Split may be an effective means of avoiding a delisting of Apricus common stock from Nasdaq in the future; and

•
Apricus’ board of directors believes that the Apricus Reverse Stock Split will result in a number of authorized but unissued shares of Apricus common stock sufficient for the issuance of shares of Apricus common stock to Seelos’ stockholders pursuant to the Merger Agreement.

If the Apricus Reverse Stock Split successfully increases the per share price of Apricus common stock, Apricus’ board of directors believes this increase may increase trading volume in Apricus common stock and facilitate future financings by Apricus.
Nasdaq Requirements for Listing on Nasdaq
Apricus common stock is listed on Nasdaq under the symbol “APRI.” Apricus intends to file an initial listing application with Nasdaq to seek listing on Nasdaq upon the closing of the merger.
According to Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Apricus to have, among other things, a $4.00 per share minimum bid price upon the closing of the merger. Therefore, the Apricus Reverse Stock Split may be necessary in order to consummate the merger.
One of the effects of the Apricus Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This will result in Apricus’ management being able to issue more shares without further stockholder approval. For example, before the Apricus Reverse Stock Split, Apricus’ authorized but unissued shares immediately prior to the closing of the merger would be approximately 36.6 million compared to shares issued of approximately 23.4 million. If Apricus effects the Apricus Reverse Stock Split using a 1: ratio, its authorized but unissued shares immediately prior to the closing of the merger would be approximately million compared to shares issued of approximately million. Apricus currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under the Apricus warrants, employee stock options and restricted stock units from time to time as these warrants and options are exercised. The Apricus Reverse Stock Split will not affect the number of authorized shares of Apricus common stock which will continue to be authorized pursuant to the articles of incorporation of Apricus.
Potential Increased Investor Interest
On August 30, 2018, Apricus' common stock closed at $0.33 per share. An investment in Apricus common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, Apricus’ board of directors believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the Apricus Reverse Stock Split, including that the Apricus Reverse Stock Split may not result in an increase in the per share price of Apricus common stock.
Apricus cannot predict whether the Apricus Reverse Stock Split will increase the market price for Apricus common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•    the market price per share of Apricus common stock after the Apricus Reverse Stock Split will rise in proportion to the reduction in the number of shares of Apricus common stock outstanding before the Apricus Reverse Stock Split;

•    the Apricus Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•    the Apricus Reverse Stock Split will result in a per share price that will increase the ability of Apricus to attract and retain employees; or
•    the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing, or that Apricus will otherwise meet the requirements of Nasdaq for inclusion for trading on Nasdaq, including the $4.00 minimum bid price upon the closing of the merger.
The market price of Apricus common stock will also be based on performance of Apricus and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Apricus common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Apricus may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Apricus common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.
Principal Effects of the Reverse Stock Split
The Apricus Reverse Stock Split will be effected simultaneously for all outstanding shares of Apricus common stock. The Apricus Reverse Stock Split will affect all of Apricus’ stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Apricus, except to the extent that the Apricus Reverse Stock Split results in any of Apricus’ stockholders owning a fractional share, since any resulting fractional share will be rounded up to a whole share. Shares of Apricus common stock issued pursuant to the Apricus Reverse Stock Split will remain fully paid and nonassessable. The Apricus Reverse Stock Split does not affect the total proportionate ownership of Apricus following the merger. The Apricus Reverse Stock Split will not affect Apricus continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting the Apricus Reverse Stock Split and Exchange of Stock Certificates
If Apricus’ stockholders approve the Apricus Reverse Stock Split, and if Apricus’ board of directors still believes that a reverse stock split is in the best interests of Apricus, the Apricus board of directors will determine and fix the split effective time. Apricus’ board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. At the split effective time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the split effective time, Apricus’ stockholders will be notified that the Apricus Reverse Stock Split has been effected. Apricus expects that the Apricus transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares held in certificated form in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by the exchange agent. In the event that the Apricus Name Change under Proposal No. 3 is approved by Apricus’ stockholders, the certificates reflecting the post-split shares will also reflect the Apricus Name Change. No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the Apricus Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to be issued such additional fraction of a share as is necessary to increase the fractional share to a full share.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of Apricus’ board of directors or contemplating a tender offer or other transaction for the combination of Apricus with another company, the Apricus Reverse Stock Split proposal is not being proposed in response to any effort of which Apricus is aware to accumulate shares of Apricus common stock or obtain control of Apricus, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to Apricus’ board of directors and stockholders. Other than the proposals being submitted to Apricus’ stockholders for their consideration at the Apricus special meeting, Apricus’ board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Apricus. For more information, please see the section entitled “Risk Factors—Risks Related to the Common Stock of Apricus,” and “Description of Apricus’ Capital Stock—Anti-Takeover Effects of Nevada Law and Provisions of Apricus' Articles of Incorporation and Bylaws.”
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following discussion is a summary of the material U.S. federal income tax consequences of the Apricus Reverse Stock Split to Apricus U.S. Holders (which, for purposes of this discussion, has the same meaning as in “Agreements Related to the Merger—CVR Agreement—Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”), but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Apricus U.S. Holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect an Apricus U.S. Holder. Apricus has not sought and does not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Apricus Reverse Stock Split.
This discussion is limited to Apricus U.S. Holders that hold Apricus common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to an Apricus U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Apricus U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	Apricus U.S. Holders whose functional currency is not the U.S. dollar;

•	persons holding Apricus common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investments companies;

•	brokers, dealers or traders in securities;

•	persons for whom Apricus common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Apricus common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Apricus common stock under the constructive sale provisions of the Code;

•	persons who hold or receive Apricus common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds Apricus common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Apricus common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE APRICUS REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Apricus Reverse Stock Split
The Apricus Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, an Apricus U.S. Holder generally should not recognize gain or loss upon the Apricus Reverse Stock Split, except possibly to the extent an Apricus U.S. Holder receives a whole share of Apricus common stock in lieu of a fractional share of Apricus common stock, as discussed below. An Apricus U.S. Holder’s aggregate tax basis in the shares of Apricus common stock received pursuant to the Apricus Reverse Stock Split should equal the aggregate tax basis of the shares of Apricus common stock surrendered, and such Apricus U.S. Holder’s holding period in the shares of Apricus common stock received should include the holding period in the shares of Apricus common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Apricus common stock surrendered to the shares of Apricus common stock received pursuant to the Apricus Reverse Stock Split. Holders of shares of Apricus common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
The treatment of fractional shares of Apricus common stock being rounded up to the next whole share is uncertain, and an Apricus U.S. Holder that receives a whole share of Apricus common stock in lieu of a fractional share of Apricus common stock may possibly recognize gain, which may be characterized as either a capital gain or as a dividend, in an amount not to exceed the excess of the fair market value of such whole share over the fair market value of the fractional share to which the Apricus U.S. Holder was otherwise entitled. However, Apricus believes that, in such case, the resulting tax liability may not be material in view of the low value of such fractional interest. Apricus U.S. Holders should consult their tax advisors regarding the U.S. federal income tax and other tax consequences of fractional shares being rounded to the next whole share.
Vote Required; Recommendation of Board of Directors

The affirmative vote of holders of a majority of the shares of Apricus common stock outstanding on the record date for the Apricus special meeting is required to approve the Apricus Reverse Stock Split.

APRICUS’ BOARD OF DIRECTORS RECOMMENDS THAT APRICUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE APRICUS REVERSE STOCK SPLIT.
Proposal No. 3: Approval of Apricus Name Change
At the Apricus special meeting, Apricus’ stockholders will be asked to approve the amendment to the amended and restated articles of incorporation of Apricus to effect the Apricus Name Change. The primary reason for the corporate name change is that management believes this will allow for brand recognition of Seelos’ products and programs following the consummation of the merger. Apricus’ management believes that the current name will no longer accurately reflect the business of Apricus and the mission of Apricus subsequent to the consummation of the merger.
The affirmative vote of holders of a majority of the shares of Apricus common stock outstanding on the record date for the Apricus special meeting is required to approve the amendment to the amended and restated articles of incorporation to effect the Apricus Name Change.
APRICUS’ BOARD OF DIRECTORS RECOMMENDS THAT APRICUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE APRICUS NAME CHANGE.

Proposal No. 4: Approval of Amendment and Restatement of the Apricus 2012 Long Term Incentive Plan
Apricus stockholders are being asked to approve the amendment and restatement of Apricus’ 2012 Stock Long Term Incentive Plan (the “2012 Plan”). The proposed amended and restated 2012 Plan is referred to herein as the “Restated Plan.” Apricus’ board of directors approved the Restated Plan on August 27, 2018, subject to stockholder approval. The Restated Plan will become effective on the day prior to the closing date of the merger, subject to consummation of the merger, provided stockholder approval has been obtained prior to such date. If the Restated Plan is not approved by Apricus’ stockholders, or if the Merger Agreement is terminated prior to the consummation of the merger, the Restated Plan will not become effective, the existing 2012 Plan will continue in full force and effect, and Apricus may continue to grant awards under the 2012 Plan, subject to its terms, conditions and limitations, using the shares available for issuance thereunder.
All share numbers in this Proposal No. 4 do not reflect the Apricus Reverse Stock Split which will be applied to the share numbers in the Restated Plan.
Overview of Proposed Amendments
Increase in Share Reserve; ISO Limit. The Apricus board of directors believes that approval of the Restated Plan is in the best interests of Apricus and its stockholders because the availability of an adequate number of shares reserved for issuance under Apricus’ equity compensation plan is an important factor in providing the combined organization with appropriate capacity to issue equity compensation following the closing of the merger. Apricus believes that stock options and other stock-based awards are a critical part of the compensation package offered to new, existing and key employees and is an important tool in its ability to attract and retain talented personnel, particularly following the merger. Apricus recognizes that equity compensation awards dilute stockholder equity and must be used judiciously. Apricus' equity compensation practices are designed to be in line with industry norms, and Apricus believes its historical share usage has been responsible and mindful of stockholder interests. In addition, following the merger, the Restated Plan will be the only plan under which Apricus will be able to grant equity awards to its employees and other service providers and no additional awards will be issuable under Seelos' existing equity plan.
The 2012 Plan was first adopted by the Apricus board of directors and approved by Apricus’ stockholders in 2012. As of August 15, 2018, a total of 2,013,930 shares of Apricus common stock were reserved under the 2012 Plan, the aggregate number of shares of Apricus common stock subject to awards under the 2012 Plan was 1,053,329 and a total of 160,302 shares of Apricus common stock remained available under the 2012 Plan for future issuance. In addition, the 2012 Plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2012 Plan or the Restated Plan on January 1 of each year during the ten-year term of the 2012 Plan by a number of shares of Apricus common stock equal to the lesser of: (a) 4% of the number of shares of Apricus common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of Apricus common stock set by the Apricus board of directors. The reserve increases pursuant to the evergreen provision of the 2012 Plan on each of January 1, 2013, January 1, 2015, January 1, 2016, January 1, 2017 and January 1, 2018 were 100,000 shares, 100,000 shares, 100,000 shares, 423,241 shares and 608,689 shares, respectively, and these increases are included in the total number of shares currently reserved for issuance under the 2012 Plan as of August 15, 2018, set forth above.
Pursuant to the Restated Plan, an additional 9.2 million shares (which number is pre-Apricus Reverse Stock Split) will be reserved for issuance under the Restated Plan and the evergreen provision will be extended such that, commencing on January 1, 2019, and on each January 1 thereafter during the ten-year term of the Restated Plan, the aggregate number of shares available for issuance under the Restated Plan will be increased by that number of shares of Apricus common stock equal to the lesser of: (a) 4% of the number of shares of Apricus common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of Apricus common stock set by Apricus’ board of directors.
Notwithstanding the foregoing, (a) in no event may more than 40,000,000 shares (which number is pre-Apricus Reverse Stock Split) of Apricus common stock be delivered upon satisfaction of Awards (as defined below) under the Restated Plan (which number is being increased from a limit of 7,000,000 shares under the 2012 Plan), and (b) the maximum number of shares of Apricus common stock that may be issued or transferred pursuant to incentive stock options (“ISOs”), as defined under Section 422(b) of the Code, under the Restated Plan shall be 40,000,000 shares (which number is pre-Apricus Reverse Stock Split) (which number is being increased from a limit of 5,000,000 shares under the 2012 Plan). All of the foregoing numbers shall be subject to adjustment pursuant to the terms of the Restated Plan in the event of certain corporate events as described below under “Adjustments.”
Unless the Restated Plan is authorized and approved by Apricus’ stockholders, the number of shares available for issuance under the 2012 Plan may be too limited to effectively achieve its purpose as a powerful incentive and retention tool for employees, directors and consultants that benefits all of Apricus’ stockholders. The increase will enable Apricus to continue its policy of equity ownership by employees, directors and consultants as an incentive to contribute to Apricus’ success. Without sufficient stock options to effectively attract, motivate and retain employees, Apricus would be forced to consider cash replacement alternatives to provide a market-competitive total compensation package necessary to attract, retain and motivate the individual talent critical to the future success of Apricus. These cash replacement alternatives would then reduce the cash available for product development, operations and other purposes. Apricus’ equity incentive program is broad-based. As of August 15, 2018, all of Apricus’ 10 employees had received grants of equity awards and all five of Apricus’ non-employee directors had received grants of equity awards.
Extension of Term. The term of the Restated Plan will also be extended so that the Restated Plan will terminate on August 26, 2028.
Removal of Section 162(m) Provisions. Section 162(m) of the Code, prior to the Tax Cuts and Jobs Act of 2017 (the “TCJA”), allowed performance-based compensation that met certain requirements to be tax deductible regardless of amount. This qualified performance-based compensation exception was repealed as part of the TCJA. Apricus has removed certain provisions from the Restated Plan which were otherwise required for awards to qualify as performance-based compensation under the Section 162(m) exception prior to its repeal, including, without limitation, limits on the number of awards that may be granted to an individual in any calendar year. Under the 2012 Plan, the maximum number of shares of Apricus common stock that may be granted subject to awards under the 2012 Plan to any person in any calendar year is 1,423,241 shares, and the maximum amount that may be paid to any person in cash during any calendar year with respect to one or more cash-based awards under the 2012 Plan is $1,000,000. The Restated Plan removes these indiviudal award limits in light of the TCJA. Awards granted prior to November 2, 2017 may be grandfathered under the old law subject to certain limited transition relief.
The Restated Plan is not being amended in any material respect other than to reflect the changes described above.

Equity Incentive Awards Are Critical to Long-Term Stockholder Value Creation
The table below presents information about the number of shares that were subject to outstanding equity awards under Apricus’ equity incentive plans and the shares remaining available for issuance under the 2012 Plan, each at August 15, 2018, and the proposed increase in shares authorized for issuance under the Restated Plan. The 2012 Plan and the NexMed, Inc. 2006 Stock Incentive Plan (the “2006 Plan”) are the only equity incentive plans Apricus currently has in place and awards may only be granted pursuant to the 2012 Plan. None of the following share numbers give effect to the Apricus Reverse Stock Split or the merger.

	Number of Shares #	As of a % of Shares Outstanding(1)	Dollar Value $(2)
2006 Plan
Options outstanding	120,270	0.51%	$32,473
Weighted average exercise price of outstanding options	$25.64
Weighted average remaining term of outstanding options	4.55 years

2012 Plan
Restricted stock units outstanding	570,084	2.43%	$153,923
Options outstanding	933,059	3.98%	$251,926
Weighted average exercise price of outstanding options	$5.10
Weighted average remaining term of outstanding options	8.7 years

Shares remaining available for grant under 2012 Plan (3)	160,302	0.68%	$43,282

Restated Plan
Proposed increase in shares available for issuance under Restated Plan (over existing share reserve under 2012 Plan)(4)	9,200,000	39.2%	$2,484,000

(1)	Based on 23,441,449 shares of Apricus common stock outstanding as of August 15, 2018.

(2)	Based on the closing price of Apricus common stock on August 15, 2018, of $0.27 per share.

(3)
Does not include possible future increases to the share reserve under the evergreen provision of the 2012 Plan, which allows for an annual increase in the number of shares available for issuance under the 2012 Plan on January 1 of each year during the ten-year term of the 2012 Plan by a number of shares of Apricus common stock equal to the lesser of: (a) 4% of the number of shares of Apricus common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of Apricus common stock set by the Apricus board of directors.

(4)
Does not include possible future increases to the share reserve under the evergreen provision of the Restated Plan. Pursuant to the evergreen provision, up to the lesser of (a) 4% of the outstanding shares of Apricus common son a fully diluted basis or (b) a number of shares of set by the Apricus board of directors, may become available for issuance under the Restated Plan during its ten-year term. For instance, in January 2018, 608,689 shares were added to the 2012 Plan, which represented 4% of the outstanding shares of Apricus common stock on a fully diluted basis as of December 31, 2017. These shares have an aggregate dollar value of $164,346 based on the closing price of Apricus common stock on August 15, 2018, or $0.27 per share. In no event may more than 40,000,000 shares of Apricus common stock be delivered upon satisfaction of Awards under the Restated Plan, which maximum number of shares have an aggregate dollar value of $10,800,000 based on the closing price of Apricus common stock on August 15, 2018, or $0.27 per share.

In determining whether to approve the Restated Plan, including the proposed increase to the share reserve under the Restated Plan over the share reserve under the existing 2012 Plan, Apricus’ board of directors considered the following:

•
The purpose of the proposed increase in the number of shares reserved for issuance under the Restated Plan is to provide the combined organization with appropriate capacity to issue equity compensation following the closing of the merger. The shares to be initially reserved for issuance under the Restated Plan represents an increase of 9.2 million shares from the aggregate number of shares reserved for issuance under the 2012 Plan as of August 15, 2018. While this number represents a significant percentage of the outstanding shares of Apricus common stock as of August 15, 2018, assuming the Restated Plan is approved, and after giving effect to the Apricus Reverse Stock Split and the merger, the requested increase to the share reserve is expected to represent approximately % of the outstanding Apricus common stock immediately following the merger.

•
In determining the size of the share reserve under the Restated Plan, Apricus’ board of directors considered the number of equity awards granted by Apricus during the past three calendar years and the substantial changes to the capitalization structure of Apricus that will occur as a result of the Apricus Reverse Stock Split and the merger, which will have the effect of significantly diminishing the share reserve under the 2012 Plan. In calendar years 2017, 2016 and 2015, Apricus’ annual equity burn rates (calculated by dividing the number of shares subject to equity awards granted during the year by the weighted-average number of shares outstanding during the applicable year) under Apricus’ equity plans were 5.73%, 4.01% and 2.92%, respectively.

•
Apricus expects the proposed aggregate share reserve under the Restated Plan to provide Apricus with enough shares for awards for approximately two to three years, assuming Apricus continues to grant awards consistent with Apricus’ current practices and historical usage, as reflected in Apricus’ historical burn rate, assuming Apricus receives the maximum annual evergreen increases under the Restated Plan during its ten-year term, and further dependent on the price of Apricus shares and hiring activity during the next few years, forfeitures of outstanding awards, and noting that the consummation of the merger and future circumstances may require Apricus to change its current equity grant practices. Apricus cannot predict its future equity grant practices, the future price of Apricus shares or future hiring activity with any degree of certainty at this time, and the share reserve under the Restated Plan could last for a shorter or longer time.

•
In fiscal years 2017, 2016 and 2015, Apricus' end of year overhang rate (calculated by dividing (1) the sum of the number of shares subject to equity awards outstanding at the end of the calendar year plus shares remaining available for issuance for future awards at the end of the calendar year by (2) the number of shares outstanding at the end of the calendar year) was 7.14%, 6.4% and 13.07%, respectively.

•
If the Restated Plan is approved, the merger is consummated and the Apricus Reverse Stock Split is implemented, Apricus expects the combined organization's overhang at the end of 2018 will be approximately %, excluding any possible future grants currently unforeseen to Apricus.

•	Following the closing of the merger, the Restated Plan will be the only plan under which Apricus will be able to grant new equity awards.
In light of the factors described above, and the fact that the ability to continue to grant equity compensation is vital to Apricus’ ability to continue to attract and retain employees in the extremely competitive labor markets in which it competes, the Apricus board of directors has determined that the size of the share reserve under the Restated Plan is reasonable and appropriate at this time. The Apricus board of directors will not create a subcommittee to evaluate the risk and benefits for issuing shares under the Restated Plan.
Stockholder Approval Requirement for the Proposal
As previously disclosed, because Apricus common stock is listed on Nasdaq, it is subject to the Nasdaq listing standards set forth in its Marketplace Rules. Apricus is required under Marketplace Rule 5635(c) to seek stockholder approval of the proposed amendment to increase the number of shares authorized for issuance. Therefore, Apricus is requesting stockholder approval for this Proposal No. 4 under this Nasdaq listing standard. Stockholder approval of the Restated Plan is also necessary in order for Apricus to grant ISOs thereunder.

Summary of the Restated Plan
The following summary of certain features of the Restated Plan is qualified in its entirety by reference to the full text of the Restated Plan, which is attached as Annex D to this proxy statement/prospectus/information statement. All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Restated Plan.
Under the Restated Plan, Apricus may issue various types of stock-based awards, including ISOs, non-incentive stock options (“NSOs”), restricted and unrestricted stock awards of Apricus common stock, stock unit awards, stock appreciation rights (“SARs”), dividend equivalent rights, other stock-based awards, as well as certain cash awards (together, “Awards”).
The Apricus board of directors believes that these types of awards are an integral part of the compensation packages to be offered to Apricus executives, directors, employees and consultants and that the grant of these types of awards, which align the interests of the recipients with those of Apricus’ stockholders, is an effective method to attract and retain employees in an industry characterized by a high level of employee mobility and aggressive recruiting of the services of a limited number of skilled personnel.
Nature and Purposes of the Restated Plan
The purposes of the Restated Plan are to attract and recruit talented employees, to induce certain individuals to remain in the employ of, or to continue to serve as directors of, or as independent consultants to, Apricus and its present and future subsidiary corporations, and to encourage such individuals to secure or increase on reasonable terms their stock ownership in Apricus. The Apricus board of directors believes that the granting of Awards under the Restated Plan will promote continuity of management, increased incentive and personal interest in Apricus’ welfare, and aid in securing Apricus’ growth and financial success.
Duration and Modification
The Restated Plan will terminate on August 26, 2028, ten years from the Restated Plan’s approval by the Apricus board of directors. No Awards may be granted after that date, although previously granted Awards may continue in accordance with their terms. The Administrator may at any time terminate the Restated Plan or make such modifications to the Restated Plan as it may deem advisable. The Administrator, however, may not, without approval by Apricus’ stockholders (except pursuant to the evergreen feature) approve any amendment to the Restated Plan to the extent, if any, such approval is required by law (including the Code and applicable stock exchange rules). Neither the Restated Plan nor outstanding Awards may be amended to effect a repricing of Awards without stockholder approval, as described below. The Administrator may not alter the terms of an Award so as to materially and adversely affect an Award holder’s rights under the Award without his or her consent, unless the Administrator expressly reserved the right to do so at the time of the Award.
The Restated Plan will become effective on the day prior to the closing date of the merger, subject to consummation of the merger, provided stockholder approval has been obtained prior to such date. If the Restated Plan is not approved by Apricus’ stockholders, or if the Merger Agreement is terminated prior to the consummation of the merger, the Restated Plan will not become effective, the existing 2012 Plan will continue in full force and effect, and Apricus may continue to grant awards under the 2012 Plan, subject to its terms, conditions and limitations, using the shares available for issuance thereunder.
Repricing Prohibited
The Administrator may not, without the approval of Apricus’ stockholders, authorize the amendment of the Restated Plan or any outstanding award if such amendment would reduce the exercise price per share of any stock option or SAR or otherwise constitute a repricing and, without the approval of Apricus’ stockholders, the Administrator shall not approve a repurchase or exchange by Apricus for cash, other awards or other property of stock options or SARs for which the exercise price or base price, as applicable, exceeds the fair market value of a share of Apricus common stock as of the date of such repurchase or exchange.

Administration of the Plan
The term “Administrator” as used in this Proposal No. 4 refers to the person (the Compensation Committee of the Apricus board of directors and its delegates) charged with administering the Incentive Plan. The Restated Plan is administered by the Compensation Committee. The Compensation Committee has the discretion to determine the participants under the Restated Plan, the types, terms and conditions of the Awards, including performance and other earn out and/or vesting contingencies, interpret the Restated Plan’s provisions and administer the Restated Plan in a manner that is consistent with its purpose. To administer the Restated Plan with respect to certain Awards, the Compensation Committee must consist solely of at least two members of the Apricus board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m), an “outside director” for purposes of Section 162(m). Notwithstanding the foregoing, the full Apricus board of directors will be the “Administrator” for purposes of awards to non-employee directors.
Eligibility and Extent of Participation
Participation in the Restated Plan is limited to those employees and directors, as well as consultants and advisors, who in the Administrator’s opinion are in a position to make a significant contribution to Apricus’ success and that of affiliated entities and who are selected by the Administrator to receive an Award. As of August 15, 2018, Apricus had 10 employees and five non-employee directors who would be eligible to participate in the Restated Plan had it been in effect on such date. Also as of August 15, 2018, Apricus had no active consultants.
Stock Options
Under the Restated Plan, the Compensation Committee may grant Awards in the form of options to purchase shares of Apricus common stock. Stock options give the holder the right to purchase shares of Apricus common stock within a specified period of time at a specified price. Two types of stock options may be granted under the Restated Plan: ISOs, which are subject to special tax treatment as described below, and NSOs. Eligibility for ISOs is limited to Apricus employees and employees of Apricus subsidiaries. The initial per share exercise price for an ISO may not be less than 100% of the fair market value of a share of Apricus common stock on the date of grant, or 110% of such fair market value with respect to a participant who, at such time, owns stock representing more than 10% of the total combined voting power of the Apricus common stock. The initial per share exercise price for a NSO may not be less than 100% of the fair market value of a share of underlying Apricus common stock on the date of grant. The closing share price per share of Apricus common stock on Nasdaq on August 15, 2018 was $0.27.
No option granted pursuant to the Restated Plan may be exercised more than 10 years after the date of grant, except that ISOs granted to participants who own more than 10% of the total combined voting power of the Apricus common stock at the time the ISO is granted may not be exercised more than five years after the date of grant.
Restricted and Unrestricted Awards of Common Stock; Stock Units
The Restated Plan also permits the grant of restricted or unrestricted shares of Apricus common stock, as well as stock units. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or resold to Apricus unless specified conditions are met and that the shares remain nontransferable until vested. Subject to these and other conditions that may be imposed by the Administrator, the recipient of an award of restricted stock has all the rights of a stockholder, including the right to vote and to receive dividends. Stock units are awards that may be denominated in shares of Apricus common stock or a cash value that provide for the future delivery of the shares or cash. Stock units may be made subject to vesting and other conditions and restrictions but, unlike awards of restricted stock, do not give the holder the rights of a stockholder until and unless actual shares of Apricus common stock are delivered in the future.
Dividend Equivalents
The Restated Plan also provides that the Administrator may provide for the payment of amounts (on terms and subject to conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Apricus common stock subject to an award whether or not the holder of such award is otherwise entitled to share in the actual dividend or distribution in respect of such award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered either consistent with exemption from, or in compliance with, the requirements of Section 409A. No dividend equivalents may be payable with respect to stock options or SARs. Dividend equivalents granted in respect of awards subject to vesting may not be paid under the Restated Plan unless and until such underlying awards have vested.
Stock Appreciation Rights
The Restated Plan also permits the grant of Awards of SARs, which are grants of the right to receive cash or shares of Apricus common stock, upon exercise with an aggregate fair market value equal to the value of the SAR. The value of a SAR with respect to one share of Apricus common stock on any date is the excess of the fair market value of a share on such date over the base value on the grant date. The minimum base value for SARs is the fair market value of the Apricus common stock at the time of grant and the maximum term of a SAR is 10 years from the date of grant.
Cash Awards
The Restated Plan may also be used to grant cash-based awards, including performance awards, as described below.
Performance Awards
Awards, including both stock-based and cash-based awards, may be conditioned on the satisfaction of specified performance criteria. The performance criteria used in connection with a particular performance award will be determined by the Administrator. The Administrator may use measures of performance relating to any or any combination of performance criteria, including without limitation, the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A performance criterion and any related targets need not be based on an increase, a positive or improved result, or avoidance of loss. The Administrator may provide that performance criteria or payouts under an Award will be adjusted in an objectively determinable manner to reflect events occurring during the performance period that would affect the performance criteria or payouts. The Administrator will determine whether performance targets or goals chosen for a particular Award have been met.
Other Stock-Based Awards
Under the Restated Plan, the Administrator may grant other types of equity-based awards that are convertible into or otherwise based upon Apricus common stock.
Transferability
Neither ISOs nor, except as the Administrator otherwise expressly provides, other Awards may be transferred other than by will or by the laws of descent and distribution. During a recipient’s lifetime an ISO and, except as the Administrator may provide, other non-transferable Awards requiring exercise may be exercised only by the recipient.
Shares Subject to the Restated Plan
A total of 11,213,930 shares of Apricus common stock will be reserved under the Restated Plan. The Restated Plan contains an “evergreen” feature, under which the number of shares of Apricus common stock authorized for issuance and available for future grants under the Restated Plan will be increased each January 1 after the effective date of the Restated Plan (i.e., commencing on January 1, 2019) by a number of shares of Apricus common stock equal to the lesser of: (a) 4% of the number of shares of Apricus common stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of Apricus common stock set by the Apricus board of directors.
The aggregate maximum number of shares available under the Restated Plan will be determined, to the extent consistent with the ISO rules, net of shares of Apricus common stock withheld by Apricus in payment of the exercise price of an Award or in satisfaction of tax withholding requirements with respect to the Award and without including any shares of Apricus common stock underlying Awards settled in cash or which otherwise expire or become unexercisable without having been exercised or are forfeited to or repurchased by Apricus due to failure to vest.
Notwithstanding the foregoing, (a) in no event may more than 40,000,000 shares (which number is pre-Apricus Reverse Stock Split) of Apricus common stock be delivered upon satisfaction of Awards under the Restated Plan, and (b) the maximum number of shares of Apricus common stock that may be issued or transferred pursuant to ISOs under the Restated Plan shall be 40,000,000 shares (which number is pre-Apricus Reverse Stock Split).
To the extent consistent with the rules applicable to ISOs, the Nasdaq rules, and any other applicable legal requirements (including applicable stock exchange requirements, if any), Apricus common stock issued under awards that are the result of converting, replacing, or adjusting equity awards of an acquired company in connection with the acquisition will not reduce the number of shares available for Awards under the Restated Plan and such shares will not be subject to the per participant limits described above.
All of the foregoing numbers shall be subject to adjustment pursuant to the terms of the Restated Plan in the event of certain corporate events as described below under “Adjustments,” including the Apricus Reverse Stock Split.
In addition, under the Restated Plan, the total aggregate value of cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year under the Restated Plan may not exceed $400,000 (increased to $600,000 in the fiscal year of a non-employee director’s initial service as a non-employee director). For the avoidance of doubt, an award made to an individual as compensation for his or her services as an employee of Apricus or in lieu of compensation otherwise payable to such individual for his or her services as an employee of Apricus, even if made concurrently with or following his or her termination of employment but while such individual is still serving as a non-employee director, shall not be treated as compensation for services as a non-employee director for purposes of this limitation, even if such award is subject to vesting based on continued services as a non-employee director, including, without limitation, the Pascoe Closing RSU.
The Administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.
Adjustments
In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in Apricus’ capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Restated Plan, and shall also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards then outstanding or subsequently granted, any exercise prices relating to awards and any other provision of awards affected by such change. The Administrator may also make adjustments to take into account distributions to stockholders other than those provided for in the preceding sentence, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Restated Plan and to preserve the value of awards made hereunder, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, and the performance-based compensation rules of Section 162(m), to the extent applicable.
Mergers and Similar Transactions
In the event of a consolidation or merger in which Apricus is not the surviving corporation or which results in the acquisition of substantially all of Apricus common stock by a person or entity or by a group of persons or entities acting together, or in the event of a sale of substantially all of Apricus’ assets or Apricus’ dissolution or liquidation, the Administrator may provide for the assumption or continuation of all or some Awards, the grant of substitute Awards, a cash-out payment for all or some Awards or the acceleration of all or some Awards. Following any such transaction, all Awards that have not been assumed will terminate.
Forfeiture and Clawback Provisions
Pursuant to its general authority to determine the terms and conditions applicable to awards under the Restated Plan, the Administrator has the right to provide, in an award agreement or otherwise, that an award shall be subject to the provisions of any recoupment or clawback policies implemented by Apricus, including, without limitation, any recoupment or clawback policies adopted to comply with the requirements of applicable law or stock exchange listing standards, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.
Securities Laws
The Restated Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act, and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation Rule 16b−3. The Restated Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.
United States Federal Income Tax Consequences
The following discussion summarizes the U.S. federal income tax consequences of the granting and exercise of Awards under the Restated Plan, and the sale of any common stock acquired as a result thereof, is based on an analysis of the Code as currently in effect, existing laws, judicial decisions and administrative rulings and regulations, all of which are subject to change. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Restated Plan, not does it cover state and/or local income tax consequences in the jurisdiction in which a participant works and/or resides. The tax consequences of Awards issued to participants outside of the U.S. may differ from the U.S. tax consequences. Participants should consult their tax advisors about the potential tax consequences of participating in the Restated Plan.
Incentive Stock Options
In general, neither the grant nor the exercise of an ISO will result in taxable income to an optionee or a deduction to Apricus. For purposes of the alternative minimum tax, however, the spread on the exercise of an ISO will be considered as part of the optionee’s income in the year of exercise of an ISO.
The sale of the shares of Apricus common stock received pursuant to the exercise of an ISO which satisfies the holding period rules will result in capital gain to an optionee and will not result in a tax deduction to Apricus. To receive incentive stock option treatment as to the shares acquired upon exercise of an ISO, an optionee must not dispose of such shares within two years after the option is granted or within one year after the exercise of the option. In addition, an optionee generally must be an employee of Apricus (or a subsidiary of Apricus) at all times between the date of grant and the date three months before exercise of the option.
If the holding period rules are not satisfied, the portion of any gain recognized on the disposition of the shares acquired upon the exercise of an ISO that is equal to the lesser of (a) the fair market value of the Apricus common stock on the date of exercise minus the exercise price or (b) the amount realized on the disposition minus the exercise price, will be treated as ordinary income, with any remaining gain being treated as capital gain. Subject to Section 162(m) of the Code, Apricus will generally be entitled to a deduction equal to the amount of such ordinary income. Apricus is not entitled to a deduction with respect to any remaining capital gain or loss.
Restricted Stock Awards
Restricted stock awards are generally subject to ordinary income tax at the time the restrictions (the “risk of forfeiture”) lapse, subject to valid deferral elections made in compliance with Section 409A under the Code, which may allow the awardee to defer the receipt of the underlying shares and thereby defer the recognition of taxable income. When the risk of forfeiture lapses, he or she will have ordinary income equal to the excess of the fair market value of the shares at the time over the purchase price, if any. Subject to Section 162(m) of the Code, Apricus will be entitled to a corresponding income tax deduction at the time the participant recognizes ordinary income.
The participant may make an election under Section 83(b) of the Code to be taxed on restricted stock at the time it is acquired rather than later, when the substantial risk of forfeiture lapses. The so-called “83(b) election” must be made not later than thirty (30) days after the transfer of the shares to the participant and must satisfy certain other requirements. If the participant makes an effective 83(b) election, he or she will realize ordinary income equal to the fair market value of the shares as of the time of acquisition, less any price paid for the shares. Fair market value for this purpose is to be determined without regard to the forfeiture restrictions. If he or she makes an effective 83(b) election, no additional income will result by reason of the lapsing of the restrictions.
For purposes of determining capital gain or loss on a sale of shares awarded under the plan, the holding period in the shares begins when the participant realizes taxable income with respect to the transfer. The tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if the participant makes an effective 83(b) election in connection with an award or purchase of stock subject to a substantial risk of forfeiture and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what he or she paid for the shares (if anything) over the amount (if any) reimbursed in connection with the forfeiture.
Stock Units
An award of stock units does not itself result in taxable income. When the participant actually acquires the shares of stock or cash issuable upon vesting or settlement of a stock unit, unless the shares are restricted, he or she will have ordinary income equal to the value of the shares at that time. Subject to Section 162(m) of the Code, Apricus will be entitled to a corresponding income tax deduction at the time the participant recognizes ordinary income.
Stock Appreciation Rights
The participant receiving a SAR will not recognize taxable income at the time the SAR is granted nor does taxable income result merely because a SAR becomes exercisable. In general, if a participant exercises a stock appreciation right for shares of stock or receives payment in cancellation of a stock appreciation right he or she will have ordinary income equal to the amount of any cash and the fair market value of any stock received. Subject to Section 162(m) of the Code, Apricus will be entitled to a corresponding income tax deduction at the time the participant recognizes ordinary income.
Dividend Equivalents and Other Stock- or Cash-Based Awards
A Restated Plan participant will not recognize taxable income and Apricus will not be entitled to a tax deduction upon the grant of dividend equivalents, stock payment awards or other stock- or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates. Subject to Section 162(m) of the Code, Apricus will be entitled to a corresponding income tax deduction at the time the participant recognizes ordinary income. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.
Limits on Deductions

In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any one year. Prior to the TCJA, compensation that qualified as “performance-based” under Section 162(m) was exempt from this $1 million deduction limitation. As part of the TCJA, the ability to rely on this exemption was, with certain limited exceptions, eliminated; in addition, the definition of covered employees was expanded to generally include all named executive officers. Certain awards under the 2012 Plan granted prior to November 2, 2017 may be grandfathered from the changes made by the TCJA under certain limited transition relief, however, for grants after that date and any grants which are not grandfathered, Apricus will no longer be able to take a deduction for any compensation in excess of $1 million that is paid to a covered employee. There is no guarantee that Apricus will be able to take a deduction for any compensation in excess of $1 million that is paid to a covered employee under the 2012 Plan or the Restated Plan.
New Plan Benefits
As of August 15, 2018, each of Apricus’ named executive officers and the other groups identified below have been granted the following equity awards under the 2012 Plan that remained outstanding as of such date:

Name and Principal Position(s)	Stock Options (#)	Restricted Stock Units (#)
Richard W. Pascoe, Chief Executive Officer, Secretary & Director (1)	325,000	167,500
Brian T. Dorsey, Senior Vice President, Chief Development Officer (2)	110,000	125,000
Neil Morton, Senior Vice President, Chief Business Officer	111,000	117,500
All current executive officers as a group (3 persons)	546,000	410,000
All current non-executive directors as a group (5 persons) (3)	243,700	-
All employees, including all current officers who are not executive officers, as a group (10 persons)	143,359	160,084
Each nominee for election as a director (1)(3)	—	—
Each associate of any executive officers, current directors or director nominees	—	—
Each other person who received or is to receive 5% of awards (1)(2)(3)	—	—

(1)
Mr. Pascoe is a current director and will continue as a director following the closing of the merger. Pursuant to his employment agreement, in the event that the Base and Bonus Severance Obligation payable to Mr. Pascoe under his employment agreement (as described in footnote (1) in the table under the heading “Apricus Named Executive Officer Golden Parachute Payments” above and disclosed in the “Cash” column in such table) would cause the Apricus Net Cash to be less than $0, such portion as would result in the Apricus Net Cash being less than $0 (but in no event more than 40% of the Base and Bonus Severance Obligation) (the “Equity-Settled Severance Portion”) would be paid in the form of a restricted stock unit granted at closing of the merger under the 2012 Plan or the Restated Plan denominated with a dollar value equal to 120% of the Equity-Settled Severance Portion (the “Pascoe Closing RSU”). The terms and conditions of the Pascoe Closing RSU are described further below under “Employment and Consulting Agreements.” In the event the merger does not close, the Pascoe Closing RSU will not be issued. Because it is uncertain whether the Pascoe Closing RSU will be granted or, if it is granted, whether it will be settled in shares of Apricus common stock, it is impossible to estimate the number of shares of Apricus common stock that may be issued pursuant to the Pascoe Closing RSU. The maximum aggregate dollar value of the cash or shares of Apricus common stock issuable under the Pascoe Closing RSU, however, is estimated to be $467,901. The Pascoe Closing RSU will be granted as part of Mr. Pascoe's termination benefits and is not compensation for his services as a non-employee director following the closing of the merger.

(2)
Pursuant to his release agreement, in the event the merger closes on or prior to March 5, 2019, Mr. Dorsey will be eligible to receive a restricted stock unit granted at closing of the merger under the Restated Plan denominated with a dollar value equal to $159,650 (the “Dorsey Closing RSU”). The terms and conditions of the Dorsey Closing RSU are described further below under “Employment and Consulting Agreements.” In the event the merger does not close on or before March 5, 2019, the Dorsey Closing RSU will not be issued. Because it is uncertain whether the Dorsey Closing RSU will be granted or, if it is granted, whether it will be settled in shares of Apricus common stock, it is impossible to estimate the number of shares of Apricus common stock that may be issued pursuant to the Dorsey Closing RSU. The maximum aggregate dollar value of the cash or shares of Apricus common stock issuable under the Dorsey Closing RSU, however, is estimated to be $159,650.

(3)
Apricus expects to continue to make automatic equity awards under the Restated Plan to Apricus’ non-employee directors pursuant to Apricus’ non-employee director compensation policy, as described under “Apricus Director Compensation.”

Except as noted above, all other future grants under the 2012 Plan and the Restated Plan are within the discretion of the Apricus board of directors or its compensation committee and the benefits of such grants are, therefore, not determinable.
Required Vote and Recommendation of Apricus Board of Directors
Approval of this proposal requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.
THE APRICUS BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE APRICUS 2012 STOCK LONG TERM INCENTIVE PLAN.

Proposal No. 5: Advisory Vote on Merger Related Compensation
Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that Apricus seek a nonbinding advisory vote from its stockholders to approve the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger. For further information, see the section titled “The Merger—Interests of the Apricus Directors and Executive Officers in the Merger—Apricus Named Executive Officer Golden Parachute Compensation” beginning on page 106 of this proxy statement/prospectus/information statement. As required by these provisions, Apricus is asking its stockholders to vote on the adoption of the following resolution:
“RESOLVED, that the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger, as disclosed in the table entitled “Apricus Named Executive Officer Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation will be paid or may become payable, are hereby APPROVED.”
As this vote is advisory, it will not be binding upon Apricus’ board of directors or compensation committee and neither the board of directors nor the compensation committee will be required to take any action as a result of the outcome of this vote. Approval of this proposal is not a condition to completion of the merger. The vote with respect to this proposal is an advisory vote and will not be binding on Apricus or Seelos. Therefore, regardless of whether Apricus stockholders approve this proposal, if the merger is approved by the stockholders and completed, the merger-related compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements.
Required Vote
Assuming that a quorum is present at the special meeting, approval of this proposal requires the affirmative vote of the majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal). Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.
APRICUS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, THE “APRICUS NAMED EXECUTIVE OFFICER GOLDEN PARACHUTE” COMPENSATION.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the approval, on a non-binding, advisory basis, of the compensation that will be paid or may become payable to Apricus’ named executive officers in connection with the merger.

Proposal No. 6: Approval of Possible Adjournment of the Apricus special meeting
If Apricus fails to receive a sufficient number of votes to approve Proposal Nos. 1 or 2, Apricus may propose to adjourn the Apricus special meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 or 2. Apricus currently does not intend to propose adjournment at the Apricus special meeting if there are sufficient votes to approve Proposal Nos. 1 or 2. The affirmative vote of a majority of the votes cast (meaning the number of shares voted “FOR” the proposal must exceed the number of share voted “AGAINST” the proposal) present in person or represented by proxy at the Apricus Special Meeting is required to approve the adjournment of the Apricus Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos.

1 or 2. Abstentions from voting on the proposal and broker non-votes will not be counted as votes cast and accordingly will have no effect upon the outcome of the proposal.
APRICUS’ BOARD OF DIRECTORS RECOMMENDS THAT APRICUS’ STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 OR 2. EACH OF PROPOSAL NO. 1 AND 2 IS CONDITIONED UPON THE OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

APRICUS BUSINESS
Overview
Apricus is a biopharmaceutical company focused on the development of innovative product candidates in the areas of urology and rheumatology. Apricus has two product candidates: Vitaros, a product candidate in the United States for the treatment of erectile dysfunction (“ED”), which it in-licensed from Warner Chilcott Company, Inc., now a subsidiary of Allergan; and RayVa, a product candidate which has completed a Phase 2a clinical trial for the treatment of Raynaud’s Phenomenon, secondary to scleroderma, for which Apricus owns worldwide rights.
On February 15, 2018, the FDA issued the 2018 CRL for the NDA for Vitaros. A CRL is a communication from the FDA that informs companies that an NDA cannot be approved in its present form. In April 2018, Apricus met with the FDA and confirmed that two new Phase 3 clinical efficacy trials would be necessary at a lower formulation concentration in order to reach approval. Apricus has initiated discussions with parties for the U.S. Vitaros rights to enable Vitaros’ continued development and potential approval in exchange for financial terms commensurate with a development stage asset.
Vitaros
Vitaros (alprostadil) is a topically-applied cream formulation of alprostadil, which is designed to dilate blood vessels. This combined with NexACT, Apricus’ proprietary permeation enhancer, increases blood flow to the penis, causing an erection.
On March 8, 2017, Apricus entered into an asset purchase agreement with Ferring (the “Ferring Asset Purchase Agreement”), pursuant to which Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services.
In 2009, Warner Chilcott Company, Inc., now a subsidiary of Allergan, acquired the commercial rights to Vitaros in the United States. In September 2015, Apricus entered into a license agreement and amendment to the original agreement with Warner Chilcott Company, Inc., granting it exclusive rights to develop and commercialize Vitaros in the United States. If the NDA is approved by the FDA, Allergan has a one-time opt-in right to assume all future commercialization activities for Vitaros in the United States. If Allergan exercises its opt-in right, Apricus may receive up to a total of $25 million in upfront and potential launch milestone payments, plus a double-digit royalty on net sales of Vitaros. If Allergan elects not to exercise its opt-in right, Apricus expects to commercialize Vitaros, either through an internally built commercial organization, a contract sales force or by partnering with a pharmaceutical company with established sales and marketing capabilities.
In 2008, the FDA issued a complete response letter (the “2008 CRL”) for the Vitaros NDA, identifying certain deficiencies in the application. A complete response letter (“CRL”) is a communication from the FDA that informs companies that an application cannot be approved in its present form. Based on Apricus’ subsequent interactions with the FDA and after completion of further drug-device engineering and other activities intended to address issues previously raised in the 2008 CRL, which included human factor testing as well as new non-clinical studies, Apricus resubmitted the Vitaros NDA in August 2017. The 2018 CRL identified deficiencies related to chemistry, manufacturing and controls (“CMC”) and that the modest treatment effect did not outweigh certain safety concerns specific to the

2.5% concentration of Apricus' permeation enhancer NexACT (DDAIP.HCl) contained in the current formulation. In April 2018, at Apricus’ end-of-review meeting with the FDA, the FDA confirmed that Apricus should develop a new Vitaros formulation that reduces the concentration of DDAIP.HCl from 2.5% to 0.5% in order to address the tumor promotion and partner transference safety concerns noted in the 2018 CRL. The FDA also confirmed that two new Phase 3 clinical efficacy trials with the reformulated product should be conducted prior to resubmitting the NDA and that the trials should include an assessment of the potential risk of enhanced sexually transmitted infections with the new formulation. In addition, the FDA requested certain pharmacokinetic assessments that Apricus expects can be completed as part of the requested Phase 3 program and any additional clinical or commercial safety data generated prior to a resubmission. Lastly, the FDA stated that the Chemistry, Manufacturing and Control section in the resubmission will need to be updated with data generated during development of the new formulation. Apricus believes the FDA has outlined a path to approval in the United States, but the cost and timeline associated with a reformulation effort and completing additional Phase 3 clinical trials exceeds Apricus’ current resources and ability to raise additional capital. Therefore, Apricus has initiated discussions with parties for the U.S. Vitaros rights to enable Vitaros’ continued development and potential approval in exchange for financial terms commensurate with a development stage asset.
Alprostadil is one of several treatment options for ED in the United States, and is a widely accepted alternative to the PDE5 inhibitors, such as Viagra®. Following the approval by the European and Canadian Health Authorities, Vitaros has been deemed a safe and effective treatment in those territories, and has the potential to address a meaningful market opportunity due to both its patient-friendly form of administration versus other alprostadil dosage forms and its non-systemic safety profile.
The current leading ED medications are taken in pill form and work by inhibiting an enzyme called PDE5. Apricus believes there is a need for new, safe and effective treatments, especially for those patients who cannot or prefer not to take or do not respond to oral medications. Vitaros is designed as a topically-applied, on-demand, non-PDE5 inhibitor that Apricus believes has the potential to be effective for ED patients who:

1.	Want a fast-acting and on-demand treatment;

2.	Prefer a locally-acting treatment instead of an oral systemic treatment;

3.	Have contraindications to PDE5 inhibitors due to medications or concurrent disease;

4.	Are healthy enough to take the PDE5 inhibitors but stop taking them because they are non-responders; or

5.	Drop out because of poor tolerability or side effects from oral PDE5 inhibitors.
The first-generation version of the Vitaros product, which is currently marketed outside of the United States by Ferring and its commercialization partners, is stored in one chamber. This single-chamber formulation requires that the product be stored by customers in a refrigerator until a short time prior to use. In certain countries in Europe, Vitaros currently has an approved shelf-life of eighteen months and can be left unrefrigerated for up to three days.
It is expected that the product ingredients in the second-generation Vitaros product candidate will be stored in two separate chambers to allow alprostadil to be segregated from ingredients that cause it to become unstable at room temperature. The contents of each of the two chambers would then be mixed in the dispenser immediately prior to use. This mixture is expected to result in the same pharmaceutical formulation as the cold chain Vitaros approved outside of the United States.
Apricus believes Vitaros offers greater market opportunity compared to other alprostadil dosage forms due to its patient-friendly delivery form as well as a competitive alternative to oral ED products.
Competition for Vitaros
There is significant competition and financial incentive to develop, market and sell drugs for the treatment of ED. Leading drugs approved for ED indications are PDE5 inhibitors that target the vascular system, such as sildenafil citrate (sold by Pfizer under the trade name Viagra®), vardenafil (sold by GlaxoSmith-Kline under the trade name Levitra®), tadalafil (sold by Lilly under the trade name Cialis®) and avanafil (sold in the United States by Metuchen

Pharmaceuticals, LLC under the trade name Stendra® and sold in Europe and New Zealand by The Menarini Group under the trade name Spedra®). As patents for the three major PDE5 inhibitors, sildenafil citrate, tadalafil and vardenafil, are expiring over various dates in each country, Apricus anticipates that generic PDE5 inhibitors will impact the overall market for ED products. Generic PDE5 inhibitors are being sold at lower prices than their brand equivalents. Other drugs approved for ED indications include alprostadil for injection directly into the penis (sold by Pfizer under the trade name Caverject Impulse®, and Edex, sold in the United States by Endo Pharmaceuticals, Inc.), and alprostadil in urethral suppository format (sold by Meda under the trade name MUSE®). In addition, a variety of devices, including vacuum devices and surgical penile implants, have been approved for ED indications. Apricus is aware of a number of companies developing new drugs for ED indications including Futura Medical Inc., which is developing MED 2002, a topical gel applied directly to the penis for the treatment of ED. MED2002 is based on the active compound glyceryl trinitrate within a patented gel delivery system. Apricus is not aware of any company actively developing a topical alprostadil drug for ED.
RayVa
RayVa is Apricus’ product candidate for the treatment of Raynaud’s Phenomenon associated with scleroderma (systemic sclerosis). Raynaud’s Phenomenon is characterized by the constriction of the blood vessels in response to cold or stress of the hands and feet, resulting in reduced blood flow and the sensation of pain, which can be severe. Both primary and secondary Raynaud’s Phenomenon disproportionately affect women. Apricus believes that RayVa presents an attractive commercial opportunity as there is currently no approved therapy for Raynaud’s Phenomenon in the United States, representing an unmet medical need.
RayVa is a topically-applied cream formulation of alprostadil designed to dilate blood vessels, which is combined with Apricus’ proprietary permeation enhancer NexACT, and applied on-demand to the affected extremities. RayVa received authorization in May 2014 from the FDA to begin clinical studies. Apricus reported results from its Phase 2a clinical trial of RayVa for the treatment of Raynaud’s Phenomenon secondary to scleroderma in September 2015. Apricus is still assessing whether the safety concerns raised in the FDA’s 2018 CRL specific to the 2.5% concentration of DDAIP.HCl contained in the current formulation of Vitaros will affect RayVa’s future development path since the underlying NexACT technology is utilized in both. Apricus is seeking an ex-U.S. collaboration partner prior to initiating any future clinical studies.
NexACT Drug Delivery Technology
The NexACT drug delivery technology is designed to enhance the delivery of an active drug to the patient. Apricus believes the combination of its NexACT technology with active drugs has to the potential to improve therapeutic outcomes and reduce systemic side effects that often accompany existing medications.
The NexACT technology consists of a small molecule permeation enhancer called Dodecyl 2-(N,N dimethylamino)-propionate (“DDAIP”) that enables the rapid absorption of high concentrations of an active pharmaceutical ingredient directly at the target site, which is designed to enhance the delivery of an active drug to the patient. NexACT was designed to enable multi-route administration of active drugs across numerous therapeutic classes.
NexACT is based on proprietary permeation enhancers that are biodegradable, biocompatible, and mimic the composition of human skin. NexACT has been tested in clinical trials in over 5,000 patients, including those subjects exposed to Vitaros and RayVa. In these clinical trials, NexACT demonstrated a favorable safety profile, with minimal serious adverse events that were likely attributed to the active ingredients in the product candidates. Apricus is still assessing how the safety concerns specific to the 2.5% concentration of DDAIP.HCl contained in the current formulation of Vitaros raised in the 2018 CRL may impact future development activities for other product candidates utilizing NexACT technology. The safety concerns raised were specific to Vitaros for the treatment of ED and are not necessarily transferable to other product candidates.
As part of the Ferring Asset Purchase Agreement, Apricus transferred the non-U.S. patents related to DDAIP and DDAIP in combination with alprostadil and received a perpetual, exclusive (even as to Ferring), fully transferable, fully sublicensable, royalty-free, fully paid-up license to such patents in certain fields other than sexual dysfunction.

Ferring Asset Purchase Agreement
On March 8, 2017, Apricus entered into the Ferring Asset Purchase Agreement, pursuant to which, and on the terms and subject to the conditions thereof, among other things, Apricus agreed to sell to Ferring Apricus’ assets and rights (the “Purchased Assets”) related to the business of developing, marketing, distributing, and commercializing, outside the United States, its products currently marketed or in development, intended for the topical treatment of sexual dysfunction, including products sold under the name Vitaros (the “Products”). The Purchased Assets include, among other things, certain pending and registered patents and trademarks, contracts, manufacturing equipment and regulatory approvals relating to the Products outside of the United States. Apricus retained the U.S. development and commercialization rights for Vitaros and receives a license from Ferring (the “Ferring License”) for intellectual property rights for Vitaros and other products which relate to development both within the United States and internationally.
Pursuant to the terms of the Ferring Asset Purchase Agreement, Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services.
As of the closing, which occurred on March 8, 2017, Ferring assumed responsibility for Apricus’ obligations under the purchased contracts and regulatory approvals, as well as other liabilities associated with the Purchased Assets arising after the closing date. Apricus retained all liabilities associated with the Purchased Assets arising prior to the closing date.
Under the Ferring Asset Purchase Agreement, Apricus also agreed to indemnify Ferring for, among other things, breaches of Apricus’ representations, warranties and covenants, any liability for which Apricus remains responsible and its failure to pay certain taxes or comply with certain laws, subject to a specified deductible in certain cases. Apricus' aggregate liability under such indemnification claims is generally limited to $2.0 million.
At the closing of the Ferring Asset Purchase Agreement, Apricus entered into the Ferring License with respect to certain intellectual property rights necessary to or useful for its exploitation of the Purchased Assets within the United States and for its exploitation of the Purchased Assets in certain fields outside of sexual dysfunction, including for the treatment of Raynaud’s Phenomenon, outside the United States. The parties granted one another a royalty-free, perpetual and non-exclusive license to product know-how in their respective territories and Ferring granted Apricus a royalty-free, perpetual and exclusive license to certain patents in the field of sexual dysfunction in the United States and in certain fields other than sexual dysfunction outside of the United States.
Patent Portfolio
As of August 27, 2018, Apricus owned or in-licensed approximately 150 issued patents, which will expire from 2018 through 2032, approximately. Also, as of the same date, Apricus owned approximately 30 patent applications, which if ultimately issued would expire as late as approximately 2032, based upon the potential expiration date of the last to expire of those patent applications. As to the in-licensed patents and patent applications, they include 131 issued patents and 18 patent applications from Ferring pursuant to the Ferring License.
To further strengthen its global patent position on its proprietary products under development and to expand the patent protection to other markets, Apricus has filed or licensed foreign patent applications, many of which correspond to Apricus' owns or licensed issued United States patents and pending United States patent applications. These owned or licensed foreign filings have resulted in issued patents and currently pending patent applications.
While Apricus has obtained patents and has patent applications pending, the extent of effective patent protection in the United States and other countries is highly uncertain. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents Apricus currently owns or may obtain might not be sufficiently broad to protect it against competitors with similar technology. Any of Apricus’ patents could be invalidated or circumvented.

The holders of competing patents could determine to commence a lawsuit against Apricus and may even prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by Apricus, which may harm its business. In addition, Apricus’ efforts to protect or defend its proprietary rights may not be successful or, even if successful, may result in substantial cost to Apricus.
Trademark Portfolio
As of August 27, 2018, Apricus owned approximately 5 registered trademarks and 2 pending trademark applications worldwide. Apricus has common law trademark rights in the unregistered marks "Apricus Biosciences, Inc.," "Apricus," "Vitaros," and "RayVa" in certain jurisdictions. Vitaros is a registered trademark of Ferring in certain countries outside of the United States.
While Apricus has obtained registered trademarks, has trademark applications pending and may have common law trademark rights where applicable, the extent of effective trademark protection in the United States and other countries is highly uncertain. Trademarks Apricus currently owns or may obtain might not be sufficiently broad to protect it against competitors. Any of Apricus’ trademarks could be invalidated or circumvented.
Even where Apricus has registered trademarks, competitors could seek to invalidate these registrations. Any such litigation could result in substantial cost to and diversion of effort by Apricus, which may harm its business. In addition, Apricus’ efforts to protect or defend its proprietary rights may not be successful or, even if successful, may result in substantial cost to Apricus.
Governmental Regulation
Government authorities in the United States (including federal, state and local authorities) and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, pricing and export and import of pharmaceutical products, such as Apricus’ products and product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Moreover, failure to comply with applicable regulatory requirements may result in, among other things, warning letters, clinical holds, civil or criminal penalties, recall or seizure of products, injunction, disbarment, partial or total suspension of production or withdrawal of the product from the market. Any agency or judicial enforcement action could have a material adverse effect on Apricus.
United States Government Regulation
In the United States, the FDA regulates drugs and medical devices under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. Drugs and devices are also subject to other federal, state and local statutes and regulations. Apricus product candidates are subject to regulation as combination products, which means that they are composed of both a drug product and device product. If marketed individually, each component would be subject to different regulatory pathways and reviewed by different Centers within the FDA. A combination product, however, is assigned to a Center that will have primary jurisdiction over its regulation based on a determination of the combination product’s primary mode of action, which is the single mode of action that provides the most important therapeutic action. In the case of Apricus’ product candidates, Apricus believes the primary mode of action is attributable to the drug component of the product, which means that the FDA’s Center for Drug Evaluation and Research would have primary jurisdiction over the premarket development, review and approval of Apricus’ product candidates. Accordingly, Apricus has and plans to continue to investigate its products through the IND framework and seek approval through the NDA pathway. Based on its discussions with the FDA to date, Apricus does not anticipate that the FDA will require a separate medical device authorization for the unit-dose dispenser to be marketed together with Apricus’ product candidates, though the device component will need to comply with certain requirements applicable to devices. The process required by the FDA before Apricus’ product candidates may be marketed in the United States generally involves the following:

•	submission to the FDA of an IND which must become effective before human clinical trials may begin and must be updated annually;

•	completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice regulations;

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performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication in accordance with good clinical practices, or GCPs;

•	submission to the FDA of an NDA after completion of all pivotal clinical trials;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the active pharmaceutical ingredient (“API”) and finished drug product are produced and tested to assess compliance with cGMP regulations; and

•	FDA review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.
An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. The IND also includes results of animal studies or other human studies, as appropriate, as well as manufacturing information, analytical data and any available clinical data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.
Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB before the trials may be initiated, and the IRB must monitor the study until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.
The clinical investigation of a drug is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap or be combined. The three phases of an investigation are as follows:

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Phase 1. Phase 1 includes the initial introduction of an investigational new drug into humans. Phase 1 clinical trials are typically closely monitored and may be conducted in patients with the target disease or condition or in healthy volunteers. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase 1 clinical trials, sufficient information about the investigational drug’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials. The total number of participants included in Phase 1 clinical trials varies, but is generally in the range of 20 to 80.

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Phase 2. Phase 2 includes controlled clinical trials conducted to preliminarily or further evaluate the effectiveness of the investigational drug for a particular indication(s) in patients with the disease or condition under study, to determine dosage tolerance and optimal dosage, and to identify possible adverse side effects and safety risks associated with the drug. Phase 2 clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants.

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Phase 3. Phase 3 clinical trials are generally controlled clinical trials conducted in an expanded patient population generally at geographically dispersed clinical trial sites. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug product, and to provide an adequate basis for product approval. Phase 3 clinical trials usually involve several hundred to several thousand participants.

A pivotal study is a clinical study which adequately meets regulatory agency requirements for the evaluation of a product candidate’s efficacy and safety such that it can be used to justify the approval of the product. Generally, pivotal studies are also Phase 3 studies but may be Phase 2 studies if the trial design provides a well-controlled and reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need.
The FDA, the IRB or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the study. Apricus may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA.
Once the NDA submission has been accepted for filing, within 60 days following submission, the FDA’s goal is to review applications for new molecular entities within ten months of the filing date or, if the application relates to a serious or life-threatening indication and demonstrates the potential to provide a significant improvement in safety or effectiveness over currently marketed therapies, six months from the filing date. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.
After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application is not ready for approval. A complete response letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a risk evaluation and mitigation strategy to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. Regulatory approval of oncology products often requires that patients in clinical trials be followed for long periods to determine the overall survival benefit of the drug.

After regulatory approval of a drug product is obtained, manufacturers are required to comply with a number of post-approval requirements. The holder of an approved NDA must report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for the approved product. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to ensure and preserve the long term stability of the drug product and compliance with relevant manufacturing requirements applicable to the device component. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon Apricus and any third-party manufacturers that it may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
Apricus relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of its product candidates. Future FDA and state inspections may identify compliance issues at Apricus’ facilities or at the facilities of its contract manufacturers that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Apricus' products under development.
The Hatch-Waxman Amendments
ANDA Approval Process
The Hatch-Waxman Act, established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through its NDA process. Approval to market and distribute these drugs is obtained by filing an ANDA with the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to the innovator drug.
In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced innovator drug, if it is intended for a different use, or if it is not subject to an approved Suitability Petition. However, such a product might be approved under an NDA, with supportive data from clinical trials.
505(b)(2) NDAs
As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant or for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant. Apricus anticipates filing 505(b)(2) NDAs for its lead product candidates, which would rely, in part, on the FDA’s previous findings of safety and efficacy of the active ingredient.
Orange Book Listing
In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a ‘‘section viii’’ statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the paragraph IV certification expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired as described in further detail below.
Non-Patent Exclusivity
In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity (“NCE”) which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An ‘‘active moiety’’ is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the follow-on applicant makes a paragraph IV certification. A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.
Europe/Rest of World Government Regulation
In addition to regulations in the United States, Apricus may be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of its product candidates.
Whether or not Apricus obtains FDA approval for a product, Apricus must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In Europe, for example, a clinical trial application (“CTA”) must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.
The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with cGCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
To obtain regulatory approval of an investigational drug under European Union regulatory systems, Apricus must submit a marketing authorization application. The application used to file the NDA in the United States is similar to that required in Europe, with the exception of, among other things, country-specific document requirements.
For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with cGCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
If Apricus fails to comply with applicable foreign regulatory requirements, Apricus may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Authorization Procedures in the European Union
Medicines can be authorized in the European Union (“EU”) by using either the centralized authorization procedure or national authorization procedures.

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Centralized Procedure. Under the Centralized Procedure a so-called Community Marketing Authorization is issued by the European Commission, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency (“EMA”). The Community Marketing Authorization is valid throughout the entire territory of the European Economic Area (“EEA”) (which includes the 28 Member States of the EU plus Norway, Liechtenstein and Iceland). The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

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For medicines that do not fall within these categories, an applicant has the option of submitting an application for a centralized marketing authorization to the EMA, as long as the medicine concerned is a significant therapeutic, scientific or technical innovation, or if its authorization would be in the interest of public health.

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National Authorization Procedures. There are also two other possible routes to authorize medicinal products in several countries, which are available for investigational drug products that fall outside the scope of the centralized procedure:

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Decentralized Procedure. Using the Decentralized Procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure. Under the Decentralized Procedure the applicant chooses one country as Reference Member State. The regulatory authority of the Reference Member State will then be in charge of leading the assessment of the marketing authorization application.

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Mutual Recognition Procedure. In the Mutual Recognition Procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

In the EU, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.
Other Health Care Laws
Apricus may also be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments where it may market its product candidates, if approved. These laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, physician sunshine and privacy and security laws and regulations.
The federal Anti-Kickback Statute prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. The Anti-Kickback Statute is subject to evolving interpretations. In the past, the government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham consulting and other financial arrangements with physicians. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The majority of states also have anti-kickback laws which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.
Additionally, the civil False Claims Act prohibits knowingly presenting or causing the presentation of a false, fictitious or fraudulent claim for payment to the United States government. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in very significant monetary penalties and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the United States, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act in addition to individual criminal convictions under applicable criminal statutes. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.
The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) also created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

There has also been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, (collectively, “the Affordable Care Act”), among other things, imposed new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information may result in civil monetary penalties of up to an aggregate of approximately $0.2 million per year (or up to an aggregate of $1.1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers are required to submit reports to the government by the 90th day of each calendar year. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices and/or require the tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration to physicians.
Apricus may also be subject to data privacy and security regulation by both the federal government and the states in which it conducts its business. HIPAA, as amended by the Health Information Technology and Clinical Health Act (“HITECH”) and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.
Coverage and Reimbursement
Sales of Apricus’ product candidates, once approved, will depend, in part, on the extent to which the costs of its products will be covered by third-party payors, such as government health programs, private health insurers and managed care organizations. Third-party payors generally decide which drugs they will cover and establish certain reimbursement levels for such drugs. In particular, in the United States, private health insurers and other third-party payors often provide reimbursement for products and services based on the level at which the government (through the Medicare or Medicaid programs) provides reimbursement for such treatments. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use Apricus' products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of its products. Sales of Apricus’ products and product candidates, if approved, will therefore depend substantially on the extent to which the costs of products and its product candidates will be paid by third-party payors. Additionally, the market for Apricus’ products and product candidates will depend significantly on access to third-party payors’ formularies without prior authorization, step therapy, or other limitations such as approved lists of treatments for which third-party payors provide coverage and reimbursement. Additionally, coverage and reimbursement for therapeutic products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product or service does not ensure that other payors will also provide coverage for the medical product or service, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process will require Apricus to provide scientific and clinical support for the use of its products to each payor separately and will be a time-consuming process.
In addition, the United States government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit Apricus’ future net revenue and results. Decreases in third-party reimbursement for Apricus’ products and product candidates or a decision by a third-party payor to not cover Apricus’ products or product candidates could reduce physician usage of its products and product candidates, if approved, and have a material adverse effect on Apricus’ sales, results of operations and financial condition.
Health Care Reform
In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect Apricus’ future results of operations. There have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.
In particular, in the United States, the Affordable Care Act has had, and is expected to continue to have, a significant impact on the healthcare industry. The Affordable Care Act was designed to expand coverage for the uninsured while at the same time containing overall healthcare costs. The Affordable Care Act, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts, which, through subsequent legislative amendments, was increased to 70%, off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance were also enacted, which may require Apricus to modify its business practices with healthcare providers and entities.
Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. Apricus expects that the current presidential administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. Most recently, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with Affordable Care Act’s individual mandate to carry health insurance. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have, if any, and any changes will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the Affordable Care Act.
In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Apricus expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for Apricus’ product candidates or additional pricing pressures.
Segment and Geographic Area Information
Apricus currently operates in a single segment, through which it develops pharmaceutical product candidates. See note 1 to Apricus’ consolidated financial statements in the Apricus Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the SEC on March 1, 2018 for further details on its segment and geographic area information. For financial information regarding Apricus’ business, see “Apricus Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Corporate Information
Apricus was incorporated under the laws of the State of Nevada in 1987. Apricus’ principal executive offices are located in San Diego, California, and its telephone number is (858) 222-8041.
Employees
As of August 15, 2018, Apricus had 10 full time employees in the United States. None of Apricus’ employees are represented by a collective bargaining agreement. Apricus believes that it has a good relationship with its employees.
Facilities
Apricus currently leases one corporate office property in San Diego for approximately 9,000 square feet, a portion of which it subleases to another company. Apricus believes that its leased facility is generally well maintained and in good operating condition and suitable and sufficient for its operational needs.
Legal Proceedings
Apricus is a party to the following litigation and may be a party to certain other litigation that is either judged to be not material or that arises in the ordinary course of business from time to time. Apricus intends to vigorously defend its interests in these matters. Apricus expects that the resolution of these matters will not have a material adverse effect on its business, financial condition or results of operations. However, due to the uncertainties inherent in litigation, no assurance can be given as to the outcome of these proceedings.
A complaint was filed in the Supreme Court of the State of New York by Laboratoires Majorelle SAS and Majorelle International SARL (“Majorelle”) on July 25, 2017 naming Apricus Biosciences, Inc., NexMed (U.S.A.), Inc. and Ferring International Center S.A. as defendants. The complaint seeks a declaratory judgment that a non-compete provision in a license agreement between Apricus and Majorelle, dated November 12, 2013, is unenforceable and makes other claims relating to invalidity of Apricus’ assignment of the license agreement to Ferring under the Ferring Asset Purchase Agreement. The complaint also alleges breach of contract, fraudulent inducement, misrepresentation and unjust enrichment relating to a separate supply agreement between Apricus and Majorelle. In addition to declaratory relief, Majorelle is seeking damages in excess of $1.0 million, disgorgement of profits and attorney’s fees. On August 30, 2017, Apricus and NexMed removed the case to federal district court in the Southern District of New York. Majorelle filed an amended complaint on October 16, 2017. Apricus filed a motion to dismiss all claims in the amended complaint on December 5, 2017, and the motion has been fully briefed since Apricus submitted its reply brief on January 9, 2018. Majorelle filed a motion to further amend its complaint on June 6, 2018, which Apricus and Ferring opposed, and the motion has been fully briefed since Majorelle submitted its reply brief on June 15, 2018. Apricus believes the allegations are without merit, reject all claims raised by Majorelle and intend to vigorously defend this matter.
Market for Registrant’s Common Equity
Apricus common stock is traded on Nasdaq under the symbol “APRI.”
On August 30, 2018, the last reported sales price for Apricus common stock on Nasdaq was $0.33 per share, and Apricus had approximately 96 holders of record of its common stock. On July 27, 2018, the last trading day before Apricus announced the merger prior to the beginning of trading on July 30, 2018, the closing price of Apricus common stock was $0.37. One of Apricus’ shareholders is Cede & Co., a nominee for Depository Trust Company, (“DTC”). Shares of Apricus common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one stockholder.
The following table sets forth the range of the high and low sales prices for Apricus common stock as reported by Nasdaq for each quarter thus far in 2018 and 2017. These numbers have not been adjusted to reflect the proposed Apricus Reverse Stock Split.

	2018		2017
	High	Low	High	Low
First quarter	$3.34	$0.38	$4.07	$1.19
Second quarter	$0.58	$0.25	$2.45	$0.86
Third quarter (through August 30, 2018)	$0.47	$0.26	$1.87	$1.00
Fourth quarter	N/A	N/A	$2.14	$1.20

Dividends
Apricus has never paid cash dividends on its common stock and does not have any plans to pay cash dividends in the foreseeable future. Apricus’ board of directors anticipates that any earnings that might be available to pay dividends will be retained to finance Apricus’ business.

SEELOS BUSINESS
Company Overview
Seelos is a clinical-stage biopharmaceutical company focused on developing novel technologies and therapeutics for the treatment of central nervous system, respiratory and other disorders. Seelos is planning on developing its clinical and regulatory strategy with its internal research and development team with a view toward prioritizing market introduction as quickly as possible. Seelos’ lead programs are SLS-002 and SLS-006.
SLS-002 is intranasal racemic ketamine with two INDs, for the treatment of suicidality in post-traumatic stress disorder (“PTSD”), and in major depressive disorder. SLS-002 was originally derived from a Javelin Pharmaceuticals, Inc./Hospira, Inc. program with 16 clinical studies involving approximately 500 subjects. SLS-002 addresses an unmet need for an efficacious drug to treat suicidality in the U.S. Traditionally, anti-depressants have been used in this setting but many of the existing treatments are known to contribute to an increased risk of suicidal thoughts in some circumstances. The clinical development program for SLS-002 includes two parallel healthy volunteer studies (Phase I), expected to be rapidly followed by pivotal registration studies after an end-of-phase II meeting with the FDA. Seelos believes there is a large opportunity in the U.S. and European markets for products in this space. Based on information gathered from the databases of the Agency for Healthcare Research and Quality, there were more than 500,000 visits to emergency rooms for suicide attempts in 2013 in the U.S. alone. Furthermore, the 12-month prevalence of attempted suicide in individuals with PTSD is approximately 400,000 in the U.S. based on the published literature. Experimental studies suggest ketamine to be a rapid, effective treatment for refractory depression and suicidality. Seelos plans to commence a Phase III clinical trial of SLS-002 in patients with suicidality in 2019.
SLS-006 is a true partial dopamine agonist, originally developed by Wyeth Pharmaceuticals, Inc., with previous clinical studies on 340 subjects in various Phase I and Phase II studies. It is a potent D2/D3 agonist/antagonist that has shown promising efficacy with statistical significance in Phase II studies in early stage Parkinson’s disease patients and an attractive safety profile. Moreover, it has also shown synergistic effect with reduced doses of L-DOPA. Seelos is planning to advance the product candidate into late stage trials as a monotherapy in early stage Parkinson’s disease patients and as an adjunctive therapy with reduced doses of L-DOPA in late stage Parkinson’s disease patients after consultation with and approval from the FDA and the EMA. Seelos believes that this Phase III-ready candidate is well-positioned to advance in development with a goal of providing relief to an estimated 1.5 million Parkinson’s disease patients worldwide. Seelos plans to commence a Phase III clinical trial of SLS-006 as an adjunctive therapy with reduced doses of L-DOPA in patients with late-stage Parkinson’s disease in 2019.
Additionally, Seelos is developing several preclinical programs, most of which have well-defined mechanisms of action, including:
SLS-008, an orally available antagonist for Chemoattractant Receptor-homologous molecule expressed on TH2 cells (“CRTh2”), targeted at chronic inflammation in asthma and orphan indications such as pediatric esophagitis.

Seelos has a “family” of compounds under its SLS-008 program. Seelos intends to file an IND in 2019 in an undisclosed pediatric orphan indication where there is a high unmet need for an effective oral therapy.
SLS-010, an oral histamine H3A receptor antagonist that shows promising activity in narcolepsy and related disorders.
SLS-012, an injectable therapy for post-operative pain management.
Business Strategy
Seelos intends to become a leading biopharmaceutical company focused on neurological and psychiatric disorders, including orphan indications. Its business strategy includes:

•	Advancing SLS-002 in suicidality in PTSD and in major depressive disorder;

•	Advancing SLS-006 in early stage and late stage Parkinson’s disease as a monotherapy and adjunctive therapy, respectively;

•	Filing an IND for SLS-008 in pediatric esophagitis and another undisclosed indication;

•	Forming strategic collaborations in the European Union and Asian markets; and

•	Acquiring synergistic assets in the central nervous system therapy space through licensing and partnerships.
Corporate Information
Seelos was incorporated under the laws of the State of Delaware on June 1, 2016. Seelos’ principal executive offices are located in New York, New York, and its telephone number is (646) 998-6475. There is no established public trading market for Seelos common stock.
License Agreement with Ligand Pharmaceuticals Incorporated
On September 21, 2016, Seelos entered into a License Agreement (the “License Agreement”), with Ligand Pharmaceuticals Incorporated (“Ligand”), Neurogen Corporation and CyDex Pharmaceuticals, Inc. (collectively, the “Licensors”), pursuant to which, among other things, the Licensors granted to Seelos an exclusive, perpetual, irrevocable, worldwide, royalty-bearing, nontransferable right and license under (i) patents related to a product known as Aplindore, which is now known as SLS-006, acetaminophen (as it may have been or may be modified for use in a product to be administered by any method in any form including, without limitation injection and intravenously, the sole active pharmaceutical ingredient of which is acetaminophen), which is now known as SLS-012, an H3 receptor antagonist, which is now known as SLS-010, and either or both of the Licensors’ two proprietary CRTh2 antagonists, which are now known collectively as SLS-008 (collectively, the “Licensed Products”), and (ii) copyrights, trade secrets, moral rights and all other intellectual and proprietary rights related thereto. Seelos is obligated to use commercially reasonable efforts to (a) develop the Licensed Products, (b) obtain regulatory approval for the Licensed Products in the United States, the European Union (either in its entirety or including at least one of France, Germany or, if at the time the United Kingdom is a member of the European Union, the United Kingdom), the United Kingdom, if at the time the United Kingdom is not a member of the European Union, Japan or the People’s Republic of China, each of which is referred to as a Major Market, and (c) commercialize the Licensed Products in each country where regulatory approval is obtained. Seelos has the exclusive right and sole responsibility and decision-making authority to research and develop any Licensed Products and to conduct all clinical trials and non-clinical studies Seelos believes appropriate to obtain regulatory approvals for commercialization of the Licensed Products. Seelos also has the exclusive right and sole responsibility and decision-making authority to commercialize any of the Licensed Products.
As partial consideration for the grant of the rights and licenses under the License Agreement, Seelos paid to Ligand a nominal option fee. As further partial consideration for the grant of the rights and licenses to Seelos under the License Agreement, Seelos is obligated pay to Ligand an aggregate of $1.3 million within 30 days after the closing of the issuance and sale by Seelos of debt and/or equity securities for gross proceeds to Seelos of at least $7.5 million. As further partial consideration for the grant of the rights and licenses to Seelos by Ligand under the License Agreement, Seelos agreed to pay to Ligand certain one-time, non-refundable milestone payments upon the achievement of certain financing milestones, consisting of (i) the lesser of $3.5 million or 10% of the gross proceeds to the company in the event of Seelos’ initial public offering or a financing transaction consummated in connection with a transaction as a result of which Seelos’ business becomes owned or controlled by an existing issuer with a class of securities registered under the Securities Exchange Act of 1934, as amended, and immediately after such transaction, the security holders of Seelos as of immediately before such transaction own, as a result of such transaction, at least 35% of the equity securities or voting power of such issuer, or (ii) the lesser of $3.5 million or 10% of the gross proceeds to Seelos in the event Seelos is acquired.
As further partial consideration for the grant of the rights and licenses to under the License Agreement, Seelos agreed to pay to Ligand certain one-time, non-refundable regulatory milestone payments in connection with the Licensed Products, other than in connection with Aplindore for the indication of Parkinson’s disease or Restless Leg Syndrome, consisting of (i) $750,000 upon submission of an application with the FDA or equivalent foreign body for a particular Licensed Product, (ii) $3.0 million upon FDA approval of an application for a particular Licensed Product, (iii) $1.125 million upon regulatory approval in a Major Market for a particular Licensed Product, and (iv) $1.125 million upon regulatory approval in a second Major Market for a particular Licensed Product.
As further partial consideration for the grant of the rights and licenses to under the License Agreement, Seelos agreed to pay to Ligand certain one-time, non-refundable regulatory milestone payments in connection with the Licensed Products in connection with Aplindore for the indication of Parkinson’s disease or Restless Leg Syndrome, consisting of (i) $100,000 upon submission of an application with the FDA or equivalent foreign body for such a particular Licensed Product, (ii) $350,000 upon FDA approval of an application for such a particular Licensed Product, (iii) $125,000 upon regulatory approval in a Major Market for such a particular Licensed Product, and (iv) $125,000 upon regulatory approval in a second Major Market for such a particular Licensed Product.
As further partial consideration for the grant of the rights and licenses under the License Agreement, Seelos agreed to pay to Ligand certain one-time, non-refundable commercial milestone payments in connection with the Licensed Products, consisting of (i) $10.0 million upon the achievement of $1.0 billion of cumulative worldwide net sales of Licensed Products based upon Aplindore, (ii) $10.0 million upon the achievement of $1.0 billion of cumulative worldwide net sales of Licensed Products based upon an H3 receptor antagonist, (iii) $10.0 million upon the achievement of $1.0 billion of cumulative worldwide net sales of Licensed Products based upon acetaminophen (as it may have been or may be modified for use in a product to be administered by any method in any form including, without limitation injection and intravenously, the sole active pharmaceutical ingredient of which is acetaminophen), (iv) $10.0 million upon the achievement of $1.0 billion of cumulative worldwide net sales of Licensed Products based upon CRTh2 antagonists, (v) $20.0 million upon the achievement of $2.0 billion of cumulative worldwide net sales of Licensed Products based upon Aplindore, (vi) $20.0 million upon the achievement of $2.0 billion of cumulative worldwide net sales of Licensed Products based upon an H3 receptor antagonist, (vii) $20.0 million upon the achievement of $2.0 billion of cumulative worldwide net sales of Licensed Products based upon acetaminophen (as it may have been or may be modified for use in a product to be administered by any method in any form including, without limitation injection and intravenously, the sole active pharmaceutical ingredient of which is acetaminophen), and (viii) $20.0 million upon the achievement of $2.0 billion of cumulative worldwide net sales of Licensed Products based upon CRTh2 antagonists.
Seelos will also pay to Ligand middle single-digit royalties on aggregate annual net sales of Licensed Products other than in connection with Aplindore for the indication of Parkinson’s disease or Restless Leg Syndrome in a country where such Licensed Products are covered under a licensed patent and a tiered incremental royalty in the upper single digit to lower double digit range on aggregate annual net sales of Licensed Products in connection with Aplindore for the indication of Parkinson’s disease or Restless Leg Syndrome in a country where such Licensed Products are covered under a licensed patent. Additionally, Seelos will pay to Ligand low single digit royalties on aggregate annual net sales of Licensed Products other than in connection with Aplindore for the indication of Parkinson’s disease or Restless Leg Syndrome in a country where such Licensed Products are not covered under a licensed patent and a tiered incremental royalty in the lower single digit to middle single digit range on aggregate annual net sales of Licensed Products in connection with Aplindore for the indication of Parkinson’s disease or Restless Leg Syndrome in a country where such Licensed Products are not covered under a licensed patent.
Asset Purchase Agreement with Vyera Pharmaceuticals AG
On March 6, 2018, Seelos entered into an Asset Purchase Agreement with Vyera Pharmaceuticals AG (“Vyera”), as amended by an amendment thereto entered into on May 18, 2018 (the “Amendment” and as so amended, the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Seelos agreed to acquire the assets (the “Assets”), and liabilities (the “Assumed Liabilities”), of Vyera related to a product candidate known as TUR-002 (intranasal ketamine), which is now known as SLS-002. Seelos is obligated to use commercially reasonable efforts to seek regulatory approval in the United States for and commercialize SLS-002. Seelos agreed that if it receives regulatory approval to commence a Phase III clinical trial for SLS-002 and no third party has alleged any claim of conflict, infringement, invalidity or other violation of any rights of others with regard to the Assets, then Seelos must commence a Phase III clinical trial for SLS-002 by the date 18 months from the closing of the transactions contemplated by the Asset Purchase Agreement (the “Closing”), and if Seelos fails to do so, the Asset Purchase Agreement will terminate immediately and become null and void and all of the Assets and the Assumed Liabilities will automatically be returned to Vyera.
In the event that, prior to the fourth anniversary of the Closing, Seelos sells, directly or indirectly, all or substantially all of the Assets to a third party, then Seelos must pay Vyera an amount equal to 4% of the net proceeds actually received by Seelos as an upfront payment in such sale.
As partial consideration for the Assets, upon execution of the Amendment, Seelos paid to Vyera a non-refundable cash payment of $150,000. As further partial consideration for the Assets, upon public announcement of the entry by Seelos and Apricus into the Merger Agreement, Seelos paid to Vyera a non-refundable cash payment of $150,000.
As further partial consideration for the Assets, upon the Closing, Seelos will pay to Vyera cash consideration of $1,500,000 and issue to Vyera 248,615 shares of Seelos common stock (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions). As further partial consideration for the Assets, Seelos agreed to pay to Vyera certain one-time, non-refundable milestone payments consisting of (i) $3.5 million upon dosing of the first patient in a Phase III clinical trial for SLS-002, (ii) $10.0 million upon approval by the FDA of an NDA, with respect to SLS-002, (iii) $5.0 million upon approval by the EMA of the foreign equivalent to an NDA with respect to SLS-002 in a Major Market, (iv) $2.5 million upon approval by the EMA of the foreign equivalent to an NDA with respect to SLS-002 in a second Major Market, (v) $5.0 million upon the achievement of $250.0 million in net sales of SLS-002, (vi) $10.0 million upon the achievement of $500.0 million in net sales of SLS-002, (vii) $15.0 million upon the achievement of $1.0 billion in net sales of SLS-002, (viii) $20.0 million upon the achievement of $1.5 billion in net sales of SLS-002 and (ix) $25.0 million upon the achievement of $2.0 billion in net sales of SLS-002. Seelos will also pay to Vyera royalty percentage in the mid-teens on aggregate annual net sales of SLS-002.
Development
The SLS-002 and SLS-006 programs have existing clinical data in humans and are therefore ready to advance into late-stage trials. Each program has its own unique requirements that must be met before advancing into the pivotal studies. SLS-002, for example, will require the completion of two parallel healthy volunteer studies followed rapidly by pivotal studies after consultation with the FDA and EMA. Similarly, Seelos intends to advance SLS-006 in pivotal studies in both early stage Parkinson’s disease as a monotherapy and in late stage Parkinson’s disease as an adjunctive therapy with low dose of L-Dopa. Seelos will consult with the FDA and the EMA on the proposed late-stage trial designs.
Seelos is also focused on initiating IND-enabling safety studies for SLS-008 for a pediatric orphan indication as well as another undisclosed indication where there is a high unmet need for an effective oral therapy. Further clinical development for SLS-008 will follow the customary single-ascending dose and multiple-ascending dose studies in healthy volunteers followed by the proof-of-concept study in Phase 2a. SLS-010, an oral histamine H3A receptor antagonist, is a pre-clinical program that Seelos expects will follow a path similar to SLS-008. SLS-012 is an injectable post-operative pain program that should utilize a faster Section 505(b)(2) of the Food, Drug and Cosmetic Act regulatory pathway as it contains similar active ingredients to a previously approved drug.
Governmental Regulation
FDA Regulation and Marketing Approval
In the U.S., the FDA regulates drugs under the FDCA, and related regulations. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the drug development process, approval process or after approval may subject an applicant to administrative or judicial sanctions and non-approval of product candidates. These sanctions could include the imposition by the FDA or an IRB, of a clinical hold on clinical trials, the FDA’s refusal to approve pending applications or related supplements, withdrawal of an approval, untitled or warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, restitution, disgorgement, civil penalties or criminal prosecution. Such actions by government agencies could also require Seelos to expend a large amount of resources to respond to the actions. Any agency or judicial enforcement action could have a material adverse effect on Seelos.
The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products.
These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, post-approval monitoring, advertising, promotion, sampling and import and export of Seelos’ products. Seelos’ drugs must be approved by the FDA through the NDA process before they may be legally marketed in the U.S.
The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•	completion of non-clinical laboratory tests, animal studies and formulation studies conducted according to good laboratory practice or other applicable regulations;

•	submission of an IND, which allows clinical trials to begin unless the FDA objects within 30 days;

•
adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use or uses conducted in accordance with FDA regulations GCP, which are international ethical and scientific quality standards meant to assure that the rights, safety and well-being of trial participants are protected, and to define the roles of clinical trial sponsors, administrators and monitors and to assure clinical trial data integrity;

•	pre-approval inspection of manufacturing facilities and clinical trial sites; and

•	FDA approval of an NDA, which must occur before a drug can be marketed or sold.
IND and Clinical Trials
Prior to commencing the first clinical trial, an IND, which contains the results of preclinical studies along with other information, such as information about product chemistry, manufacturing and controls and a proposed protocol, must be submitted to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA within the 30-day time period raises concerns or questions about the conduct of the clinical trial. In such a case, the IND sponsor must resolve any outstanding concerns with the FDA before the clinical trial may begin. A separate submission to the existing IND must be made for each successive clinical trial to be conducted during drug development. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the investigational plan for any clinical trial before it commences at that site. Informed written consent must also be obtained from each trial subject. Regulatory authorities, including the FDA, an IRB, a data safety monitoring board or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk or that the clinical trial is not being conducted in accordance with FDA requirements.

For purposes of NDA approval, human clinical trials are typically conducted in sequential phases that may overlap:

•
Phase I – the drug is initially given to healthy human subjects or patients in order to determine metabolism and pharmacologic actions of the drug in humans, side effects and, if possible, to gain early evidence on effectiveness. During Phase I clinical trials, sufficient information about the investigational drug’s pharmacokinetics and pharmacologic effects may be obtained to permit the design of well-controlled and scientifically valid Phase II clinical trials.

•
Phase II – clinical trials are conducted to evaluate the effectiveness of the drug for a particular indication or in a limited number of patients in the target population to identify possible adverse effects and safety risks, to determine the efficacy of the drug for specific targeted diseases and to determine dosage tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

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Phase III – when Phase II clinical trials demonstrate that a dosage range of the drug appears effective and has an acceptable safety profile, and provide sufficient information for the design of Phase III clinical trials, Phase III clinical trials in an expanded patient population at multiple clinical sites may be undertaken. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to further evaluate dosage, effectiveness and safety, to establish the overall benefit-risk relationship of the investigational drug and to provide an adequate basis for product labeling and approval by the FDA. In most cases, the FDA requires two adequate and well-controlled Phase III clinical trials to demonstrate the efficacy of the drug in an expanded patient population at multiple clinical trial sites.

All clinical trials must be conducted in accordance with FDA regulations, GCP requirements and their protocols in order for the data to be considered reliable for regulatory purposes.
An investigational drug product that is a combination of two different drugs in the same dosage form must comply with an additional rule that requires that each component make a contribution to the claimed effects of the drug product. This typically requires larger studies that test the drug against each of its components. In addition, typically, if a drug product is intended to treat a chronic disease, as is the case with some of Seelos’ products, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon Seelos’ activities.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial, is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
The NDA Approval Process
In order to obtain approval to market a drug in the U.S., a marketing application must be submitted to the FDA that provides data establishing to the FDA’s satisfaction the safety and effectiveness of the investigational drug for the proposed indication. Each NDA submission requires a substantial user fee payment (exceeding $2.5 million in fiscal year 2019) unless a waiver or exemption applies. The application includes all relevant data available from pertinent non-clinical studies, or preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators that meet GCP requirements.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase II clinical trials, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end-of-Phase II clinical trials meetings to discuss their Phase II clinical trials results and present their plans for the pivotal Phase III registration trial that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional preclinical safety studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for the NDA sponsor’s manufacturing the product in compliance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drugs. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf-life.
The results of drug development, non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. It may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The FDA has 60 days from its receipt of an NDA to conduct an initial review to determine whether the application will be accepted for filing based on the FDA’s threshold determination that the application is sufficiently complete to permit substantive review. If the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA has agreed to specific performance goals on the review of NDAs and seeks to review standard NDAs within 12 months from submission of the NDA. The review process may be extended by the FDA for three additional months to consider certain late submitted information or information intended to clarify information already provided in the submission. After the FDA completes its initial review of an NDA, it will communicate to the sponsor that the drug will either be approved, or it will issue a complete response letter to communicate that the NDA will not be approved in its current form and inform the sponsor of changes that must be made or additional clinical, non-clinical or manufacturing data that must be received before the application can be approved, with no implication regarding the ultimate approvability of the application or the timing of any such approval, if ever. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two to six months depending on the type of information included. The FDA may refer applications for novel drug products or drug products that present difficult questions of safety or effectiveness to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and, if so, under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA typically will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with GCP regulations. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it typically will outline the deficiencies and often will request additional testing or information. This may significantly delay further review of the application. If the FDA finds that a clinical site did not conduct the clinical trial in accordance with GCP regulations, the FDA may determine the data generated by the clinical site should be excluded from the primary efficacy analyses provided in the NDA. Additionally, notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase IV or post-approval clinical trials may be made a condition to be satisfied for continuing drug approval. The results of Phase IV clinical trials can confirm the effectiveness of a product candidate and can provide important safety information. In addition, the FDA now has express statutory authority to require sponsors to conduct post-marketing trials to specifically address safety issues identified by the agency.
The FDA also has authority to require a Risk Evaluation and Mitigation Strategy (“REMS”), from manufacturers to ensure that the benefits of a drug outweigh its risks. A sponsor may also voluntarily propose a REMS as part of the NDA submission. The need for a REMS is determined as part of the review of the NDA. Based on statutory standards, elements of a REMS may include “dear doctor letters,” a medication guide, more elaborate targeted educational programs, and in some cases elements to assure safe use (“ETASU”), which is the most restrictive REMS. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. These elements are negotiated as part of the NDA approval, and in some cases if consensus is not obtained until after the Prescription Drug User Fee Act of 1992, as amended, review cycle, the approval date may be delayed. Once adopted, REMS are subject to periodic assessment and modification.
Changes to some of the conditions established in an approved application, including changes in indications, labeling, manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.
Even if a product candidate receives regulatory approval, the approval may be limited to specific disease states, patient populations and dosages, or might contain significant limitations on use in the form of warnings, precautions or contraindications, or in the form of onerous risk management plans, restrictions on distribution or post-marketing trial requirements. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delay in obtaining, or failure to obtain, regulatory approval for Seelos’ products, or obtaining approval but for significantly limited use, would harm Seelos’ business. In addition, Seelos cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.
Orphan Designation and Exclusivity
The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States.
Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. In addition, the first NDA or Biologics License Application (“BLA”), applicant to receive orphan drug designation for a particular drug is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years in the United States, except in limited circumstances. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition.
The Hatch-Waxman Amendments
Under the Drug Price Competition and Patent Term Restoration Act of 1984, as amended, commonly known as the Hatch-Waxman Amendments, a portion of a product’s U.S. patent term that was lost during clinical development and regulatory review by the FDA may be restored. The Hatch-Waxman Amendments also provide a process for listing patents pertaining to approved products in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book) and for a competitor seeking approval of an application that references a product with listed patents to make certifications pertaining to such patents. In addition, the Hatch-Waxman Amendments provide for a statutory protection, known as non-patent exclusivity, against the FDA’s acceptance or approval of certain competitor applications.
Patent Term Restoration
Patent term restoration can compensate for time lost during drug development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. This period is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, provided the sponsor acted with diligence. Patent term restorations, however, cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended and the extension must be applied for prior to expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.
Orange Book Listing
In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed by the NDA holder listed in the drug’s application or otherwise are then published in the FDA’s Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application (“ANDA”). An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical studies or clinical trials to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.
The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (1) the required patent information has not been filed; (2) the listed patent has expired; (3) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a Section VIII statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.
A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.
An applicant submitting an NDA under Section 505(b)(2) of the FDCA, which permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference, is required to certify to the FDA regarding any patents listed in the Orange Book for the approved product it references to the same extent that an ANDA applicant would.
Market Exclusivity
Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a Paragraph IV certification. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the non-clinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Post-Marketing Requirements
Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet, including social media. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, who may or may not grant approval, or may include in a lengthy review process.
Prescription drug advertising is subject to federal, state and foreign regulations. In the U.S., the FDA regulates prescription drug promotion, including direct-to-consumer advertising. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Any distribution of prescription drug products and pharmaceutical samples must comply with the U.S. Prescription Drug Marketing Act of 1987, as amended, a part of the FDCA.
In the U.S., once a product is approved, its manufacture is subject to comprehensive and continuing regulation by the FDA. The FDA regulations require that products be manufactured in specific, approved facilities and in accordance with cGMP. Seelos relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of Seelos’ products in accordance with cGMP regulations. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. These regulations also impose certain organizational, procedural and documentation requirements with respect to manufacturing and quality assurance activities. NDA holders using contract manufacturers, laboratories or packagers are responsible for the selection and monitoring of qualified firms and, in certain circumstances, qualified suppliers to these firms. These firms and, where applicable, their suppliers are subject to inspections by the FDA at any time, and the discovery of violative conditions, including failure to conform to cGMP, could result in enforcement actions that interrupt the operation of any such product or may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market.
The FDA also may require post-marketing testing, also known as Phase IV testing, REMS to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product.

Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, untitled or warning letters from the FDA, mandated corrective advertising or communications with doctors, withdrawal of approval, and civil or criminal penalties, among others. Newly-discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of Seelos’ products in development.
Reimbursement, Anti-Kickback and False Claims Laws and Other Regulatory Matters
In the U.S., the research, manufacturing, distribution, sale and promotion of drug products and medical devices are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, state Attorneys General and other state and local government agencies. For example, sales, marketing and scientific/educational grant programs must comply with the federal Anti-Kickback Statute, the federal False Claims Act, the privacy regulations promulgated under HIPAA, and similar state laws. Pricing and rebate programs must comply with the Medicaid Drug Rebate Program requirements of the Omnibus Budget Reconciliation Act of 1990, as amended, and the Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.
The MMA established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which Seelos receives regulatory approval. However, any negotiated prices for Seelos’ products covered by a Part D prescription drug plan will likely be lower than the prices Seelos might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-government payors.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of Seelos’ product candidates, if any such product or the condition that it is intended to treat is the subject of a clinical trial. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of Seelos’ product candidates. If third-party payors do not consider Seelos’ products to be cost-effective compared to other available therapies, they may not cover Seelos’ products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow Seelos to sell Seelos’ products on a profitable basis.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Seelos’ products. Historically, products launched in the European Union do not follow price structures of the U.S. and generally tend to be priced significantly lower than in the U.S.
As noted above, in the U.S., Seelos is subject to complex laws and regulations pertaining to healthcare “fraud and abuse,” including, but not limited to, the federal Anti-Kickback Statute, the federal False Claims Act, and other state and federal laws and regulations. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug manufacturer, or a party acting on its behalf, to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce the referral of business, including the purchase, order or prescription of a particular drug, or other good or service for which payment in whole or in part may be made under a federal healthcare program, such as Medicare or Medicaid. Violations of this law are punishable by up to five years in prison, criminal fines, administrative civil money penalties and exclusion from participation in federal healthcare programs. In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to the referral of patients for healthcare services reimbursed by any insurer, not just federal healthcare programs such as Medicare and Medicaid. Due to the breadth of these federal and state anti-kickback laws, the absence of guidance in the form of regulations or court decisions and the potential for additional legal or regulatory change in this area, it is possible that Seelos’ future sales and marketing practices or Seelos’ future relationships with medical professionals might be challenged under anti-kickback laws, which could harm Seelos. Because Seelos intends to commercialize products that could be reimbursed under a federal healthcare program and other governmental healthcare programs, Seelos plans to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which Seelos will or may become subject.
The federal False Claims Act prohibits anyone from knowingly presenting, or causing to be presented, for payment to federal programs (including Medicare and Medicaid) claims for items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Although Seelos would not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, Seelos’ future activities relating to the reporting of wholesaler or estimated retail prices for Seelos’ products, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for Seelos’ products, and the sale and marketing of Seelos’ products, are subject to scrutiny under this law. For example, pharmaceutical companies have been found liable under the federal False Claims Act in connection with their off-label promotion of drugs. Penalties for a federal False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim, the potential for exclusion from participation in federal healthcare programs and, although the federal False Claims Act is a civil statute, conduct that results in a federal False Claims Act violation may also implicate various federal criminal statutes. If the government were to allege that Seelos was, or convict Seelos of, violating these false claims laws, Seelos could be subject to a substantial fine. In addition, private individuals have the ability to bring actions under the federal False Claims Act and certain states have enacted laws modeled after the federal False Claims Act.
There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, as discussed below, a similar federal requirement requires manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals in the previous calendar year. These laws may affect Seelos’ sales, marketing and other promotional activities by imposing administrative and compliance burdens on Seelos. In addition, given the lack of clarity with respect to these laws and their implementation, Seelos’ reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.
The failure to comply with regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a company to enter into supply contracts, including government contracts.
Changes in regulations, statutes or the interpretation of existing regulations could impact Seelos’ business in the future by requiring, for example: (1) changes to Seelos’ manufacturing arrangements; (2) additions or modifications to product labeling; (3) the recall or discontinuation of Seelos’ products; or (4) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Seelos’ business.
Patient Protection and Affordable Care Act
In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the PPACA, was enacted, which includes measures that have or will significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the PPACA of greatest importance to the pharmaceutical industry are the following:

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The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s covered outpatient drugs furnished to Medicaid patients. Effective in 2010, the PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents to 23.1% of the AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by expanding the population potentially eligible for Medicaid drug benefits. The CMS have proposed to expand Medicaid rebate liability to the territories of the U.S. as well. In addition, the PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact Seelos’ sales.

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In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. The PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly-eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

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The PPACA imposes a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).

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The PPACA imposes an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

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The PPACA requires pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers are required to track this information and were required to make their first reports in March 2014. The information reported is publicly available on a searchable website.

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As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to the PPACA to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.

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The PPACA created the Independent Payment Advisory Board, which has the authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.

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The PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Many of the details regarding the implementation of the PPACA are yet to be determined, and, at this time, the full effect of the PPACA on Seelos’ business remains unclear.  Further, there have been recent public announcements by members of the U.S. Congress, President Trump and his administration regarding their plans to repeal and replace the PPACA.  For example, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act of 2017, which, among other things, eliminated the individual mandate requiring most Americans (other than those who qualify for a hardship exemption) to carry a minimum level of health coverage, effective January 1, 2019.  Seelos cannot predict the ultimate form or timing of any repeal or replacement of the PPACA or the effect such a repeal or replacement would have on Seelos’ business.
Pediatric Exclusivity and Pediatric Use
Under the Best Pharmaceuticals for Children Act (the “BPCA”), certain drugs may obtain an additional six months of exclusivity if the sponsor submits information requested in writing by the FDA (a “Written Request”) relating to the use of the active moiety of the drug in children. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. The FDA may not issue a Written Request for studies on unapproved or approved indications or where it determines that information relating to the use of a drug in a pediatric population, or part of the pediatric population, may not produce health benefits in that population. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Seelos has not received a Written Request for such pediatric studies, although Seelos may ask the FDA to issue a Written Request for such studies in the future. To receive the six-month pediatric market exclusivity, Seelos would need to receive a Written Request from the FDA, conduct the requested studies in accordance with a written agreement with the FDA or, if there is no written agreement, in accordance with commonly accepted scientific principles, and submit reports of the studies. A Written Request may include studies for indications that are not currently in the labeling if the FDA determines that such information will benefit the public health. The FDA will accept the reports upon its determination that the studies were conducted in accordance with, and are responsive to, the original Written

Request or commonly accepted scientific principles, as appropriate, and that the reports comply with the FDA’s filing requirements.
Under the Pediatric Research Equity Act of 2003 (the “PREA”), an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The PREA also authorizes the FDA to require holders of approved NDAs for marketed drugs to conduct pediatric studies under certain circumstances. With the enactment of the Food and Drug Administration Safety and Innovation Act (the “FDASIA”), in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.
The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.
Chemistry, Manufacturing, and Controls
Seelos does not have any manufacturing facilities and does not intend to develop manufacturing capabilities. Seelos’ near-term focus is to secure adequate supplies for each product candidate for clinical trials, re-test the active pharmaceutical ingredients, secure manufacturing agreements with the drug and the device suppliers, and reformulate drugs, if needed, to advance them into the late-stage pivotal studies.
Intellectual Property
Upon the closing of the Asset Purchase Agreement, Seelos will have issued patents in the U.S. and is pursuing patent applications relating to SLS-002 in the U.S., European Union, Japan and Australia and data exclusivity in the U.S., European Union and Asia. Further advancement of intellectual property will require the filing of patent applications related to both the drug and the device. SLS-006 has composition–of–matter patents through 2023 in the U.S. before the application of any benefits from the Hatch-Waxman Act that could further extend exclusivity, as well as patents through 2028 in the U.S. Seelos has patents extending into the late 2020s, as well as trade secrets protecting Seelos’ intellectual property for each of the other product candidates in the pipeline.
Market and Commercial Opportunity
According to the Agency for Healthcare Research and Quality, there are more than 500,000 emergency room visits for suicide attempts in the U.S. annually and, according to Dr. Jitender Sareen and colleagues in an article published in Psychosomatic Medicine, the official journal of the American Psychosomatic Society, the prevalence of attempted suicide in individuals with PTSD in a 12-month time period is nearly 400,000. Opportunities in the European market are expected to be similar. For suicidality, there is no efficacious drug approved in the U.S. Anti-depressants are primarily used in this setting, but many selective serotonin reuptake inhibitors and even anti-epileptic drugs are being provided with a warning on their labels for contributing to the increased risk of suicidal thoughts.
There are approximately 1.5 million patients with Parkinson’s disease in the U.S., the European Union and Japan. Existing treatments for Parkinson’s disease, including Levodopa and Carbidopa, can have side effects, for example, motor complications, such as fluctuations and dyskinesias and related depression and hallucinations, so Seelos believes there are opportunities in addressing the early and late stages of the disease. Similarly, SLS-008 has a potential to address a large market in chronic inflammation where most of the existing treatments are either inhalers or injectables. A convenient oral therapy is expected to provide a compelling alternative.

Competition
The biopharmaceuticals industry is highly competitive, and many of Seelos’ competitors have substantially greater financial resources and experience in research and development, manufacturing, conducting clinical trials, obtaining regulatory approvals and marketing products. The key competitive factors affecting the success of SLS-002 and SLS-006 are successful completion of pivotal studies and timely regulatory approval in markets worldwide. Seelos believes that its competitive strengths include:

•	Developing drugs with a proven mechanism of action in human clinical studies, which increases the probability of success in trials;

•	Pursuing orphan and rare disease indications that are aptly suited for an emerging growth company like Seelos; and

•	Focusing on large unmet needs in neurological and psychiatric disorders, matching the prior experience of its research and development team.
SLS-002
Competition in the pharmaceutical market for the treatment of suicidality in PTSD or suicidality in major depressive disorder consists of the following:

•
For treatment of suicidality in depression, generally both somatic and psychiatric therapies are recommended. In general, somatic therapies such as antidepressants, antipsychotics, or mood-stabilizing agents are recommended. However, early use of supplemental medicines, including sedative-anxiolytics or low doses of second-generation antipsychotics, is also utilized to rapidly address agitation, anxiety, and insomnia, which are additional risk factors for suicide.

•
A mainstay of the treatment of suicidal patients suffering from acute, recurrent, and chronic depressive illness is the administration of antidepressant medication. Antidepressants also have demonstrated efficacy in the treatment of anxiety disorders. They have also been used successfully in treating suicidal patients with comorbid depression and substance use disorders. Remarkably, however, there is relatively limited evidence that antidepressant treatment reduces risk. There is strong and consistent evidence in patients with recurring bipolar disorder and major depressive disorder that long-term maintenance treatment with lithium salts is associated with major reductions in risk of both suicide and suicide attempts. As with antidepressants, the potential lethality of lithium in overdose is a serious burden when deciding on the quantity of lithium to give with each prescription. Despite the increased use and antimanic efficacy of specific anticonvulsant and antipsychotic agents, their long-term effectiveness in protecting against recurrent mood episodes is less well established. Moreover, there is no established evidence of a reduced risk of suicidal behavior with any other “mood-stabilizing” anticonvulsants. Analogous to the use of antidepressants for patients with depression, the antipsychotic medications have been the mainstay of somatic treatment for suicidal patients with psychotic disorders.

•
Since anxiety is a significant and modifiable risk factor for suicide, utilization of antianxiety agents may have the potential to decrease this risk. More specifically, before accompanying depression has resolved, acute suicide risk may be associated with severe psychic anxiety, panic attacks, agitation, and severe insomnia. Although these symptoms may be reduced by aggressive short-term treatment, research on suicide risk with antianxiety treatment is quite limited, with no clinical trial of antianxiety treatment showing short- or long-term anti-suicide effects. Electro-Convulsive therapy (“ECT”), is sometimes used to treat patients who are acutely suicidal, and available evidence suggests that ECT reduces short-term suicidal ideation.

•
In addition to pharmacotherapies and ECT, psychotherapies play a central role in the management of suicidal behavior in clinical practice. Although few rigorous studies have directly examined whether these interventions reduce suicide morbidity or mortality per se, clinical consensus suggests that psychosocial interventions and specific psychotherapeutic approaches are of benefit to the suicidal patient.

•
The medications currently approved by the FDA for the treatment of PTSD show little evidence of a treatment effect, lack evidence of efficacy in those for whom the traumatic event was combat-related, and carry suicidality warnings. Sleep disturbances are central features of PTSD and are predictive of disease severity, depression, substance abuse, and suicidal ideation, yet are resistant to the approved medications and present a difficult therapeutic challenge. Current PTSD treatments include off-label use of anxiolytics, sedative-hypnotics, and antipsychotics, many of which lack reliable evidence of efficacy, and many have significant safety liabilities and dependence risk.

•
The pharmaceutical market for the treatment of major depressive disorder, as indicated earlier, includes selective serotonin reuptake inhibitors (“SSRIs”), serotonin and norepinephrine reuptake inhibitors (“SNRIs”), and atypical antipsychotics; a number of these marketed antidepressants will be generic, and would be key competitors to SLS-002. These products include Forest Laboratory’s Lexapro/Cipralex (escitalopram) and Viibryd (vilazodone), Pfizer, Inc.’s Zoloft (sertraline) Effexor (venlafaxine), and Pristiq (desvenlafaxine), GlaxoSmithKline plc’s Paxil/Seroxat (paroxetine), Eli Lilly and Company’s Prozac (fluoxetine) and Cymbalta (duloxetine), AstraZeneca plc’s Seroquel (quetiapine), and Bristol-Myers Squibb Company’s Abilify (aripiprazole), among others.

•
Both SSRIs and SNRIs have significant limitations. SSRIs may lead to varying levels of weight gain and the impairment in cognitive and sexual functions. In some cases, SNRIs have a worse safety and tolerability profile compared to SSRIs, in particular with respect to cardiovascular side effects. In addition, neither SSRIs nor SNRIs have shown any remarkable efficacy in suicidality, so far.

•
Patients with treatment-resistant depression often require treatment with several antidepressants, such as an SSRI or SNRI, combined with an “adjunct” therapy such as an antipsychotic or mood stabilizer. These antipsychotic compounds, such as AstraZeneca plc’s Seroquel (quetiapine) and Bristol-Myers Squibb Company’s Abilify (aripiprazole), and mood stabilizers, such as Janssen Pharmaceutica’s Topamax (topiramate), cause some slight improvements in efficacy but often have unacceptable side effects, including motor symptoms, sedation, lack of concentration, and weight gain. In addition, Janssen Pharmaceutica’s intranasal esketamine has recently shown a successful Phase III study in treatment-resistant depression and along with Allergan’s rapastinel (formerly Naurex), both of which target the NMDA receptor and are expected to have a faster onset of therapeutic effect as compared to currently available therapies.

SLS-006
Current treatments for Parkinson’s disease are intended to improve the symptoms of patients. The cornerstone of Parkinson’s therapy is levodopa, as it is the most effective therapy for reducing symptoms of Parkinson’s disease. However, levodopa may cause unpleasant systemic side effects, such as dyskinesias, and is often used with dopaminergics to manage these side effects. While initially effective, symptoms become increasingly difficult to control over time, and patients experience a pattern of motor complications that include motor fluctuations, dyskinesias, off-period dystonia, freezing and falls. Accordingly, there are advantages to deferring their use to later stages of the disease, or using them with other therapies to reduce the side effects of motor fluctuations and dyskinesia that 50% of levodopa patients experience. Unlike currently available therapies, SLS-006, if approved, is intended to spare the high doses of levodopa as an adjunctive therapy. While there are other drug therapies in development that will target the disease, such as gene and stem cell therapy and A2A receptor agonists, the majority of products in development for Parkinson’s disease are still in the pre-clinical stage.
Employees
As of August 2018, Seelos has identified a team of seven total employees, all of whom are expected to be full-time employees, including Dr. Raj Mehra, who will be Seelos’ Chief Executive Officer. Among the other identified employees are individuals with appropriate backgrounds and experience to act as Seelos’ Chief Financial Officer; Chief

Science Officer; Head of Chemistry, Manufacturing and Control; Clinical Operations and Investor Relations. Of its full-time employees, five are expected to be engaged in research and development and two are expected to be engaged in general administration. None of Seelos’ employees are expected to be subject to a collective bargaining agreement.
Properties
Seelos expects to sub-lease approximately 4,000-6,000 square feet of office space for its headquarters in mid-town New York City to accommodate Seelos’ anticipated workforce and near-term growth needs. This sub-lease is expected to be at the current prevailing market rate per square foot and for a term of three to five years.
Legal Proceedings
Seelos is not currently a party to any material legal proceedings.
APRICUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Disclosures Regarding Forward-Looking Statements
The following should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes that appear elsewhere in this proxy statement/prospectus/information statement as well as in conjunction with the Risk Factors section in this proxy statement/prospectus/information statement and in the Apricus Annual Report on Form 10-K for the year ended December 31, 2017 as filed with the SEC on March 1, 2018. This proxy statement/prospectus/information statement and the Form 10-K include forward-looking statements made based on current management expectations pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.
Some of the statements contained in this proxy statement/prospectus/information statement discuss future expectations, contain projections of results of operations or financial conditions or state other “forward-looking” information, including statements regarding the timing and completion of the proposed merger with Seelos Therapeutics, expectations regarding ownership percentages of the combined organization, the timing of regulatory review and approval of Vitaros in the United Sates, if any, Apricus' plans for life-cycle development programs for Vitaros, its development and partnering plans for RayVa, its plans to reduce operating expenses and achieve profitability, including its strategic objectives, including efforts to maintain compliance with Nasdaq listing standards, the sufficiency of Apricus’ current cash holdings and the availability of additional funds, and the development and/or acquisition of additional products. Those statements include statements regarding the intent, belief or current expectations of Apricus Biosciences, Inc. and its subsidiaries and the Apricus management team. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in the forward-looking statements. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this proxy statement/prospectus/information statement, the inclusion of such statements should not be regarded as a representation by Apricus or any other person that Apricus’ objectives and plans will be achieved. There are many factors that affect its business, condensed consolidated financial position, results of operations and cash flows, including but not limited to: the risk that the conditions to the closing of the merger are not satisfied, including the failure to timely or at all obtain shareholder approval for the merger, uncertainties as to the timing of the consummation of the merger and the ability of each of Apricus and Seelos to consummate the merger, risks related to Apricus’ ability to correctly manage its operating expenses and its expenses associated with the transaction pending closing, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; certain cash and non-cash adjustments set forth in the Merger Agreement that may alter the percentage of the combined organization held by Apricus stockholders, Apricus’ ability to retain and attract key personnel, Apricus’ ability to raise additional funding that it may need to continue to pursue its commercial and development plans, Apricus’ ability to secure an ex-U.S. strategic partner for RayVa, Apricus’ ability to enter into partnering agreements or raise financing on acceptable terms, if at all; and/or other factors, including those set forth under the “Risk Factors” section in this proxy statement/prospectus/information statement and in Part II, Item 1A and in Apricus’ Annual Report on Form 10-K for the year ended December 31, 2017, as updated in Part II below, many of which are outside of Apricus’ control.

Apricus operates in a rapidly changing business, and new risk factors emerge from time to time. Management cannot predict every risk factor, nor can it assess the impact, if any, of all such risk factors on Apricus’ business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus/information statement. Apricus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.
Apricus has common law trademark rights in the unregistered marks "Apricus Biosciences, Inc.," "Apricus," "Vitaros," and "RayVa" in certain jurisdictions. Vitaros is a registered trademark of Ferring in certain countries outside of the United States. Solely for convenience, trademarks and tradenames referred to in this proxy statement/prospectus/information statement appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that Apricus will not assert, to the fullest extent under applicable law, Apricus’ rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.
Overview
Apricus is a biopharmaceutical company focused on the development of innovative product candidates in the areas of urology and rheumatology. Apricus has two product candidates: Vitaros, a product candidate in the United States for the treatment of ED, which it in-licensed from Warner Chilcott Company, Inc., now a subsidiary of Allergan ; and RayVa, a product candidate which has completed a Phase 2a clinical trial for the treatment of Raynaud’s Phenomenon, secondary to scleroderma, for which Apricus owns worldwide rights.
On February 15, 2018, the FDA issued the 2018 CRL for the NDA for Vitaros. A CRL is a communication from the FDA that informs companies that an NDA cannot be approved in its present form. In April 2018, Apricus met with the FDA and confirmed that two new Phase 3 clinical efficacy trials would be necessary at a lower formulation concentration in order to reach approval. Apricus has initiated discussions with parties for the U.S. Vitaros rights to enable Vitaros’ continued development and potential approval in exchange for financial terms commensurate with a development stage asset.
In parallel, the Apricus board of directors determined that Apricus should evaluate strategic alternatives, including a sale of the company, a business combination, a merger or reverse merger or a license, with the goal of maximizing shareholder value. On July 30, 2018, Apricus, Merger Sub, and Seelos, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Seelos, with Seelos continuing as Apricus' wholly owned subsidiary and the surviving corporation of the merger.
Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, each outstanding share of Seelos common stock will be converted into the right to receive shares of Apricus common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Apricus common stock if determined necessary or appropriate by Apricus, Seelos and Merger Sub) such that, immediately following the Effective Time, Apricus’ preexisting stockholders are expected to own approximately 14% of the outstanding capital stock of Apricus on a fully diluted basis, and preexisting Seelos stockholders are expected to own approximately 86% of the outstanding capital stock of Apricus on a fully diluted basis, subject to adjustments for net cash held by Apricus and Seelos at the time of closing the merger. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus’ net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus’ net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
Consummation of the merger is subject to certain closing conditions, including, among other things, approval by Apricus’ and Seelos’ stockholders. Should the Merger Agreement be terminated prior to consummation, the Merger

Agreement contains certain termination rights for both Apricus and Seelos, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, which may be payable in shares of common stock of the party making such payment in such paying party’s sole discretion, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.
At the closing of the merger, Apricus, Seelos, Richard Pascoe, as representative of the Apricus stockholders, and a rights agent will enter into the CVR Agreement. Pursuant to the CVR Agreement, Apricus’ stockholders will receive one CVR for each share of Apricus common stock held of record immediately prior to the closing of the merger. Each CVR will represent the right to receive payments based on Vitaros assets. In particular, CVR holders will be entitled to receive 90% of any cash payments (or the fair market value of any non-cash payments) exceeding $500,000 received, during a period of ten years from the closing of the merger, based on the sale or out-licensing of the Vitaros assets, including any milestone payments, less reasonable transaction expenses. Seelos will be entitled to retain the first $500,000 and 10% of any Vitaros-related milestone payments. In order to be eligible for the CVR, an Apricus stockholder must be a holder of record at the close of business immediately prior to the closing of the merger. Seelos has agreed to use commercially reasonable efforts to out-license or sell the Vitaros assets for a period of three years following the closing of the merger.
At the Effective Time, the Apricus board of directors is expected to consist of five members, four of whom will be designated by Seelos and one of whom will be designated by Apricus.
Despite devoting significant efforts to identify, evaluate and negotiate the Merger Agreement with Seelos, Apricus may not be successful in completing the merger. Further, even if the merger is completed, it ultimately may not deliver the anticipated benefits or enhance stockholder value. If the merger is not completed, Apricus cannot predict whether and to what extent Apricus would be successful in consummating an alternative transaction, the timing of such a transaction or Apricus’ future cash needs required to complete such a transaction, and Apricus may choose or be forced to dissolve and liquidate its assets.
Vitaros
Vitaros (alprostadil) is a topically-applied cream formulation of alprostadil, which is designed to dilate blood vessels. This combined with NexACT, Apricus’ proprietary permeation enhancer, increases blood flow to the penis, causing an erection. In 2009, Warner Chilcott Company, Inc., now a subsidiary of Allergan, acquired the commercial rights to Vitaros in the United States. In September 2015, Apricus entered into a license agreement and amendment to the original agreement with Warner Chilcott Company, Inc., granting Apricus exclusive rights to develop and commercialize Vitaros in the United States. On March 8, 2017, Apricus entered into an asset purchase agreement (the “Ferring Asset Purchase Agreement”) with Ferring International Center S.A. (“Ferring”), pursuant to which Ferring now owns the rights to Vitaros outside of the United States.
In 2008, the FDA issued a CRL (the “2008 CRL”) for the Vitaros NDA, identifying certain deficiencies in the application. Based on Apricus’ subsequent interactions with the FDA and after completion of further drug-device engineering and other activities intended to address issues previously raised in the 2008 CRL, which included human factor testing and new non-clinical studies, Apricus resubmitted the Vitaros NDA in August 2017. On February 15, 2018, the FDA issued the 2018 CRL, identifying deficiencies related to chemistry, manufacturing and controls (“CMC”) and indicating that the modest treatment effect did not outweigh certain safety concerns specific to the 2.5% concentration of Apricus’ permeation enhancer NexACT (DDAIP.HCl) contained in the current formulation. In April 2018, at Apricus’ end-of-review meeting with the FDA, the FDA confirmed that Apricus should develop a new Vitaros formulation that reduces the concentration of DDAIP.HCl from 2.5% to 0.5% in order to address the tumor promotion and partner transference safety concerns noted in the 2018 CRL. The FDA also confirmed that two new Phase 3 clinical efficacy trials with the reformulated product should be conducted prior to resubmitting the NDA and that the trials should include an assessment of the potential risk of enhanced sexually transmitted infections with the new formulation. In addition, the FDA requested certain pharmacokinetic assessments that Apricus expects can be completed as part of the requested Phase 3 program and any additional clinical or commercial safety data generated prior to a resubmission. Lastly, the FDA stated that the Chemistry, Manufacturing and Control section in the resubmission will need to be updated with data generated during development of the new formulation. Apricus believes the FDA has outlined a path to approval in the United States, but the cost and timeline associated with a reformulation effort and completing additional Phase

3 clinical trials exceeds Apricus’ current resources and ability to raise additional capital. Therefore, Apricus has initiated discussions with parties for the U.S. Vitaros rights to enable Vitaros’ continued development and potential approval in exchange for financial terms commensurate with a development stage asset.
RayVa
RayVa is Apricus’ product candidate for the treatment of Raynaud’s Phenomenon associated with scleroderma (systemic sclerosis). It is a topically-applied cream formulation of alprostadil designed to dilate blood vessels, which is combined with Apricus’ proprietary permeation enhancer NexACT, and applied on-demand to the affected extremities. RayVa received authorization in May 2014 from the FDA to begin clinical studies. Apricus reported results from its Phase 2a clinical trial of RayVa for the treatment of Raynaud’s Phenomenon secondary to scleroderma in September 2015. Apricus is still assessing whether the safety concerns specific to the 2.5% concentration of DDAIP.HCl contained in the current formulation of Vitaros that the FDA raised in the 2018 CRL will affect RayVa’s future development path, since the underlying NexACT technology is utilized in both. Apricus is seeking an ex-U.S. collaboration partner prior to initiating any future clinical studies.
Liquidity, Capital Resources and Financial Condition
Apricus has experienced negative cash flows from operations each year since its inception. Apricus has recorded a net loss of approximately $4.5 million for the six months ended June 30, 2018, and had an accumulated deficit of approximately $320.5 million as of June 30, 2018. Although Apricus recorded net income of approximately $0.3 million for the year ended December 31, 2017, it had an accumulated deficit of approximately $316.0 million as of December 31, 2017. Apricus’ cash balance was approximately $6.8 million as of June 30, 2018 and approximately $6.3 million as of December 31, 2017. Apricus’ history and other factors raise substantial doubt about its ability to continue as a going concern. Apricus has principally been financed through the sale of its common stock and other equity securities, debt financings and up-front payments received from commercial partners for Apricus’ products under development.
On June 22, 2018, Apricus entered into a subscription agreement amendment (the “Subscription Agreement Amendment”) with Sarissa Capital Domestic Fund LP (“Sarissa Domestic”) and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore” together with Sarissa Domestic, the “Investors”), which, among other things, removed the Investors’ preemptive rights with respect to future issuances of Apricus’ equity securities. Concurrently with the Subscription Agreement Amendment, Apricus entered into a warrant amendment (the “June 2018 Warrant Amendment”) with Sarissa Offshore regarding warrants to purchase Apricus common stock, issued in February 2015 (the “February 2015 Warrants”) and January 2016 (together with the February 2015 Warrants, the “2015 and 2016 Warrants”), pursuant to which the exercise price of the Warrants was reduced from $0.71 to $0.42 per share. In March 2018, Apricus previously entered into a warrant amendment (the “March 2018 Warrant Amendment”) with the holders of warrants issued pursuant to its February 2015 and January 2016 financings (the “2015 and 2016 Warrants”), which, among other things, (i) reduced the exercise price of the 2015 and 2016 Warrants from $8.80 to $0.71 per share, and (ii) amended certain provisions of the 2015 and 2016 Warrants such that they can no longer be net-cash settled, effective as of the Warrant Amendment.
On April 2, 2018, Apricus completed a public offering (the “April 2018 Financing”) for net proceeds of approximately $2.9 million, after deducting placement agent fees and other estimated offering expenses for the sale. Pursuant to the agreement, Apricus sold 7,100,000 units at a purchase price of $0.50 per share, with each unit consisting of one share and one warrant to purchase 0.5 of a share of Apricus common stock (the “April 2018 Warrants”). The April 2018 Warrants have an exercise price equal to $0.50 per share of common stock, and were exercisable following Apricus' May 17, 2018 announcement that it received stockholder approval of an amendment to Apricus’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock to a total of 60,000,000 shares (the “2018 Charter Amendment”) and the 2018 Charter Amendment became effective. The April 2018 Warrants will expire five years from that date. In addition, Apricus issued warrants to purchase up to 355,000 shares of common stock (the “April 2018 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC (“H.C. Wainwright”). The April 2018 Placement Agent Warrants were exercisable upon the announcement of the effectiveness of the 2018 Charter Amendment at an exercise price of $0.625 per share, and also expire five years from that date.

On September 10, 2017, Apricus entered into a Securities Purchase Agreement with certain accredited investors for net proceeds of approximately $3.1 million, after deducting commissions and estimated offering expenses. Pursuant to the agreement, Apricus sold 2,136,614 shares of its common stock at a purchase price of $1.73 per share, and warrants to purchase up to 1,068,307 shares of common stock in a private placement (the “September 2017 Warrants”). The September 2017 Warrants were originally exercisable upon closing, or on September 13, 2017, at an exercise price equal to $1.67 per share of common stock and are exercisable for two and one half years from that date. In addition, Apricus issued warrants to purchase up to 106,831 shares of common stock to H.C. Wainwright (the “September 2017 Placement Agent Warrants”). The September 2017 Placement Agent Warrants were originally exercisable upon closing at an exercise price of $2.16 per share, and also expire two and one half years from the closing date. In connection with the April 2018 Financing, the September 2017 Warrants and the September 2017 Placement Agent Warrants were amended which, among other things, (i) reduced the exercise price of the September 2017 Warrants and the September 2017 Placement Agent Warrants to $0.60 per share (the closing price of Apricus common stock on March 27, 2018, the date of the amendment), and (ii) changed the date upon which such warrants became exercisable to the effective date of the 2018 Charter Amendment (the “April 2018 Warrant Amendment”), or May 17, 2018.
On April 26, 2017, Apricus completed an underwritten public offering (the “April 2017 Financing”) for net proceeds of approximately $5.9 million, after deducting the underwriting discounts and commissions and Apricus’ offering expenses. Pursuant to the underwriting agreement with H.C. Wainwright, Apricus sold to H.C. Wainwright an aggregate of 5,030,000 units. Each unit consisted of one share of common stock and one warrant to purchase 0.75 of a share of common stock (the “April 2017 Warrants”), sold at a public offering price of $1.40 per unit. At the time of the offering closing, Apricus did not have a sufficient number of authorized common stock to cover shares of common stock issuable upon the exercise of the warrants. The sufficient number of authorized common stock became available on May 17, 2017 when Apricus received stockholder approval of the proposed amendment to its Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock (the “2017 Charter Amendment”) and the 2017 Charter Amendment became effective. The April 2017 Warrants will expire five years from the date the warrants were exercisable, or May 17, 2017, and the exercise price of the April 2017 Warrants is $1.55 per share of common stock. In connection with this transaction, Apricus issued to H.C. Wainwright warrants to purchase up to 251,500 shares of common stock (the “2017 Underwriter Warrants”). The 2017 Underwriter Warrants have substantially the same terms as the April 2017 Warrants, except that the 2017 Underwriter Warrants have a term of five years from the effective date of the related prospectus, or April 20, 2017, and an exercise price of $1.75 per share. The common shares, warrants and warrant shares were issued and sold pursuant to an effective registration statement on Form S-1, which was previously filed with the SEC and declared effective on April 20, 2017, and a related prospectus.
On April 20, 2017, Apricus entered into a warrant amendment with the holders of its warrants to purchase common stock, issued in a previous financing in September 2016 (the “September 2016 Warrants”), which, among other things, (i) reduced the exercise price of the warrants to $1.55 per share (the exercise price of the April 2017 Warrants), and (ii) changed the date upon which such warrants become exercisable to the effective date of the 2017 Charter Amendment, or May 17, 2017.
On March 8, 2017, Apricus entered into the Ferring Asset Purchase Agreement, pursuant to which Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services. Apricus used approximately $6.6 million of the proceeds from the sale to repay all outstanding amounts due and owed, including applicable termination fees, under the Loan and Security Agreement (the “Credit Facility”) with Oxford Finance LLC (“Oxford”) and Silicon Valley Bank (“SVB”) (Oxford and SVB are referred to together as the “Lenders”).
Apricus currently has an effective shelf registration statement on Form S-3 filed with the SEC under which Apricus may offer from time to time any combination of debt securities, common and preferred stock and warrants. As of August 6, 2018, Apricus had approximately $96.5 million available under its Form S-3 shelf registration statement. However, under current SEC regulations, at any time during which the aggregate market value of Apricus common stock held by non-affiliates (“public float”) is less than $75.0 million, the amount Apricus can raise through primary public offerings of securities in any twelve-month period using shelf registration statements is limited to an aggregate of one-third of its public float. SEC regulations permit Apricus to use the highest closing sales price of Apricus common stock (or the average of the last bid and last ask prices of Apricus common stock) on any day within 60 days of sales under the shelf registration statement. As of August 6, 2018, Apricus’ public float was approximately $8.9 million based on 18.6 million shares of Apricus common stock outstanding at a price of $0.48 per share, which was the closing sale price of Apricus common stock on June 19, 2018. Since Apricus’ public float is currently less than $75.0 million, as of August 6, 2018, Apricus may only sell an aggregate of approximately $3.0 million of securities under its shelf registration statements on Form S-3, of which none is currently available following its April 2018 Financing. Apricus still maintains the ability to raise funds through other means, such as through the filing of a registration statement on Form S-1 or in private placements. The rules and regulations of the SEC or any other regulatory agencies may restrict Apricus' ability to conduct certain types of financing activities, or may affect the timing of and amounts it can raise by undertaking such activities.
The accompanying consolidated financial statements have been prepared assuming Apricus will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to Apricus’ ability to continue as a going concern.
Apricus’ future liquidity and capital funding requirements will depend on numerous factors, including:

•	Apricus’ ability to successfully complete the merger with Seelos or, if the merger is not completed, another strategic transaction for Apricus;

•	Apricus’ ability to raise additional funds to finance its operations;

•	Apricus’ ability to secure a development partner for U.S. Vitaros in order to overcome deficiencies raised in the 2018 CRL;

•	Apricus’ ability to maintain compliance with the listing requirements of Nasdaq;

•	the outcome, costs and timing of any clinical trial results for Apricus’ current or future product candidates;

•	the extent and amount of any indemnification claims made by Ferring under the Ferring Asset Purchase Agreement;

•	litigation expenses, including the ongoing litigation with Laboratoires Majorelle SAS and Majorelle International SARL;

•	the emergence and effect of competing or complementary products;

•
Apricus’ ability to maintain, expand and defend the scope of its intellectual property portfolio, including the amount and timing of any payments Apricus may be required to make, or that Apricus may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	Apricus’ ability to retain its current employees and the need and ability to hire additional management and scientific and medical personnel;

•	the terms and timing of any collaborative, licensing or other arrangements that Apricus has or may establish;

•	the trading price of Apricus common stock; and

•	Apricus’ ability to increase the number of authorized shares outstanding to facilitate future financing events.

On April 10, 2018, Apricus received notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price of its common stock had been below $1.00 per share for the previous thirty (30) consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Apricus has been provided an initial period of 180 calendar days, or until October 8, 2018, to regain compliance. In order to regain compliance, the bid price of Apricus common stock must close at $1.00 per share or more for a minimum of ten consecutive business days.
Apricus will need to raise substantial additional funds through one or more of the following: issuance of additional debt or equity, and/or the completion of a licensing transaction for one or more of its product candidates. If Apricus is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. This could affect future development and business activities, such as future clinical studies and/or other future ventures. There can be no assurance that Apricus will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of Apricus' existing stockholders.
Critical Accounting Estimates and Policies
Apricus' discussion and analysis of its financial condition and results of operations is based upon its unaudited condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Apricus to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses. On an ongoing basis, Apricus evaluates its estimates including those related to bad debts, inventories, other long-term assets, warrants, stock-based compensation, income taxes, and legal proceedings. Apricus bases its estimates on historical experience and on various other assumptions Apricus believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Actual results may differ from these estimates. Apricus’ critical accounting policies and estimates are discussed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and there have been no material changes during the six months ended June 30, 2018.
Recent Accounting Pronouncements
Please refer to the notes to condensed consolidated financial statements (unaudited) for a discussion of recent accounting pronouncements.
Results of Operations for the Six Months Ended June 30, 2018 and 2017
Operating Expense
Operating expense was as follows (in thousands, except percentages):

	Three Months Ended June 30,		2018 vs 2017		Six Months Ended June 30,		2018 vs 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Operating expense
Research and development	$162	$839	$(677)	(81)%	$379	$1,266	$(887)	(70)%
General and administrative	2,075	1,602	473	30%	4,210	3,043	1,167	38%
Total operating expense	2,237	2,441	(204)	(8)%	4,589	4,309	280	6%
Loss before other income (expense)	$(2,237)	$(2,441)	$204	(8)%	$(4,589)	$(4,309)	$(280)	6%

Research and Development Expenses from Continuing Operations

Research and development (“R&D”) costs are expensed as they are incurred and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on Apricus’ behalf. The $0.7 million and $0.9 million decreases in research and development expense during the three and six months ended June 30, 2018, respectively, as compared to the same periods in the prior year, resulted primarily from decreases in salary-related expenses and decreases in development expenses for U.S. Vitaros upon completion of and resubmission of the NDA during the third quarter of 2017.
General and Administrative Expenses from Continuing Operations
General and administrative expenses include expenses for personnel, finance, legal, business development and investor relations. General and administrative expenses increased $0.5 million and $1.2 million, during the three and six months ended June 30, 2018, respectively, as compared to the same periods in the prior year, due to increases in legal expenses in connection with the current litigation.
Other Income and Expense from Continuing Operations
Other income and expense were as follows (in thousands, except percentages):

	Three Months Ended June 30,		2018 vs 2017		Six Months Ended June 30,		2018 vs 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Other income (expense)
Interest income (expense), net	$ —	$3	$(3)	(100)%	$ —	$(92)	$92	(100)%
Loss on extinguishment of debt	—	—	—	N/M	—	(422)	422	(100)%
Change in fair value of warrant liability	—	716	(716)	(100)%	222	(292)	514	(176)%
Amendment of equity classified warrants	(17)	—	(17)	N/M	(158)		(158)	N/M
Other income (expense), net	1	—	1	N/M	1	(26)	27	(104)%
Total other income (expense)	$(16)	$719	$(735)	(102)%	$65	$(832)	$897	(108)%

Loss on Extinguishment of Debt
On March 8, 2017, pursuant to the Ferring Asset Purchase Agreement, Apricus repaid to the Lenders all amounts due and owed in full under the Credit Facility. The final payment included the outstanding balance of the term loans in full, as well as (i) a prepayment fee contractually owed of approximately 2%, or $0.1 million, (ii) a final payment equal to 6% of the original principal amount of each term loan, or $0.6 million, and (iii) per diem interest of approximately $0.05 million, for a total payment of $6.6 million, which resulted in a loss on extinguishment of debt of $0.4 million.
Change in Fair Value of Warrant Liability
In connection with the February 2015 and January 2016 equity financings, Apricus issued warrants to purchase up to 302,199 shares (the “February 2015 Warrants”) and 568,184 shares, respectively, of its common stock at an exercise price of $18.20 and $8.80 per share, respectively. Pursuant to the January 2016 financing, the February 2015 Warrants were repriced from $18.20 to $8.80 per share.
The initial fair value of the 2015 and 2016 Warrants was determined using the Black-Scholes option pricing model on each respective transaction date and recorded as the initial carrying values of the common stock warrant liabilities. The fair value of the 2015 and 2016 Warrants was remeasured at each financial reporting period with any changes in fair value recognized as a change in fair value of warrant liability in the accompanying condensed consolidated statements of operations (see notes 1 and 5 to Apricus’ condensed consolidated financial statements for further details).
In March 2018, Apricus entered into the March 2018 Warrant Amendment with the holders of 2015 and 2016 Warrants which, among other things, (i) reduced the exercise price of the 2015 and 2016 Warrants from $8.80 to $0.71 per share, and (ii) changed certain provisions of the 2015 and 2016 Warrants such that the Warrants could no longer be net-cash settled. The fair value of the 2015 and 2016 Warrants on the date of the modification was $0.5 million, which resulted in a charge of $0.1 million to change in fair value of warrant liability on the condensed consolidated statements of operations. Upon modification, the 2015 and 2016 Warrants were reclassified to stockholders’ equity.
Discontinued Operations
Apricus had $0.02 million in accrued expenses related to discontinued operations as of June 30, 2018. There were no assets and liabilities presented as discontinued operations as of December 31, 2017. The operating results of Apricus’ discontinued operations for the three and six months ended June 30, 2018 and 2017 are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Product sales	$—	$—	$—	$143
Royalty revenue	—	147	—	368
Cost of goods sold	(24)	—	(24)	(74)
Operating expenses	—	(149)	—	(748)
Other expense	—	—	—	(16)
Gain on sale	—	250	—	12,067
Income (loss) from discontinued operations	$(24)	$248	$(24)	$11,740

Product sales, royalty revenue and cost of goods sold all relate to the sale of Vitaros product outside of the United States. Historically, Apricus relied on its former commercial partners to sell Vitaros in approved markets and received royalty revenue from its former commercial partners based upon the amount of those sales. Royalty revenues were computed and recognized on a quarterly basis, typically one quarter in arrears, and at the contractual royalty rate pursuant to the terms of each respective license agreement. Operating expenses for the prior period include primarily patent and legal fees and accounting expenses incurred in connection with the Ferring Asset Purchase Agreement.
Results of Operations for the Years Ended December 31, 2017 and 2016
Operating Expense
Operating expense was as follows (in thousands, except percentages):

	Year Ended December 31,		2017 vs 2016
	2017	2016	$ Change	% Change
Operating expense
Research and development	$3,463	$5,880	$(2,417)	(41)%
General and administrative	7,210	7,778	(568)	(7)%
Loss on disposal of assets	2	14	(12)	(86)%
Total operating expense	10,675	13,672	(2,997)	(22)%
Loss from continuing operations	$(10,675)	$(13,672)	$2,997	(22)%

Research and Development Expenses
R&D costs are expensed as they are incurred and include the cost of compensation and related expenses, as well as expenses for third parties who conduct R&D on Apricus’ behalf. The $2.4 million decrease in R&D expense during the year ended December 31, 2017 as compared to the prior year, resulted primarily from decreases in outside services related to the development of RayVa and other certain Apricus pipeline assets as well as decreased personnel-related expenses, partially offset by the $1.5 million payment to Allergan for the Vitaros NDA resubmission.
General and Administrative Expenses
General and administrative costs include expenses for personnel, finance, legal, business development and investor relations. General and administrative expenses decreased by $0.6 million during the year ended December 31, 2017 as compared to the prior year. These decreases were primarily due to lower professional services expenses, such as decreased accounting expenses, offset, in part, by an increase in legal expense as a result of litigation expenses.
Other Income and Expense
Other income and expense was as follows (in thousands, except percentages):

	Year Ended December 31,		2017 vs 2016
	2017	2016	$ Change	% Change
Other (expense) income
Interest expense, net	(83)	(983)	900	(92)%
Change in fair value of warrant liabilities	(646)	7,479	(8,125)	(109)%
Loss on extinguishment of debt	(422)	—	(422)	N/M
Other financing expenses	—	(461)	461	(100)%
Other income (expense), net	77	(22)	99	(450)%
Total other income	(1,074)	6,013	(7,087)	(118)%
Interest Expense, Net
In October 2014, Apricus entered into the Credit Facility with the Lenders. On March 8, 2017, Apricus repaid to the Lenders all amounts due and owed under the Credit Facility. The payment included the outstanding balance of the term loans in full, a prepayment fee of approximately 2%, a final payment equal to 6% of the original principal amount of each term loan and per diem interest for a total payment of $6.6 million.
Change in Fair Value of Warrant Liability
The common stock warrants issued in connection with Apricus’ February 2015 and January 2016 financings are classified as liabilities in the accompanying consolidated balance sheets as they contain provisions that are considered outside of Apricus’ control, such as requiring it to maintain active registration of the shares underlying such warrants.
The fair value of these warrants is re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying consolidated statements of operations. The change in fair value of warrant liability is primarily driven by the fluctuation in Apricus’ stock price.
Apricus has issued other warrants that have similar terms whereas under no circumstance or by any event outside of its control may the shares be settled in cash. As such, these warrants are equity-classified and do not affect its consolidated statement of operations. See note 7 of Apricus’ audited financial statements included in this proxy statement/prospectus/information statement for further details.
Loss on Extinguishment of Debt

On March 8, 2017, pursuant to the Ferring Asset Purchase Agreement, Apricus repaid to the Lenders all amounts due and owed in full under the Credit Facility. The final payment included the outstanding balance of the term loans in full as well as (i) a prepayment fee contractually owed of approximately 2%, or $0.1 million, (ii) a final payment equal to 6% of the original principal amount of each term loan, or $0.6 million, and (iii) per diem interest of approximately $0.05 million, for a total payment of $6.6 million, which resulted in a loss on extinguishment of debt of $0.4 million.
Other Financing Expenses
Other financing expenses represent the portion of total financing expenses allocated to the warrants issued in Apricus’ January 2016 and September 2016 financings.
Discontinued Operations
The operating results from Apricus' discontinued operations are as follows (in thousands):

	Year Ended December 31,
	2017	2016
Product sales	$143	$675
Royalty revenue	368	1,088
License fee revenue	—	4,000
Cost of goods sold	(74)	(511)
Cost of Sandoz rights	(10)	(3,380)
Operating expenses	(658)	(1,606)
Other expense	(16)	(40)
Gain on sale	12,317	—
Income from discontinued operations	$12,070	$226

On March 8, 2017, Apricus entered into the Ferring Asset Purchase Agreement, pursuant to which Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, $0.7 million for the delivery of certain product-related inventory (received in April 2017), and an aggregate of $0.5 million related to transition services, the payments of which were received in July 2017 and September 2017. Apricus used approximately $6.6 million of the proceeds from the sale to repay all outstanding amounts due and owed, including applicable termination fees, under the Credit Facility with the Lenders.
As a result of the Ferring Asset Purchase Agreement, all product sales revenue, royalty revenue, license fee revenue and cost of goods sold have been reflected as discontinued operations in the consolidated statement of operations for both periods presented. Cost of Sandoz rights represents the payments owed by Apricus to Hexal AG, an affiliate with the Sandoz division of the Novartis Group of Companies, as a condition under the termination agreement between the two parties related to Vitaros outside of the United States. In addition, operating expenses, such as the transaction costs directly related to the Ferring Asset Purchase Agreement, have been presented as discontinued operations.
Cash Flow Summary for the Six Months Ended June 30, 2018 and 2017
The following table summarizes selected items in Apricus’ condensed consolidated statements of cash flows (in thousands) for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
	2018	2017
Net cash used in operating activities from continuing operations	$(3,865)	$(4,851)
Net cash provided by (used in) financing activities from continuing operations	4,373	(1,051)
Net cash provided by (used in) discontinued operations	(3)	11,636
Net increase in cash	$505	$5,734

Operating Activities from Continuing Operations
Cash used in operating activities from continuing operations of $3.9 million during the six months ended June 30, 2018 was primarily due to a net loss from continuing operations of $4.5 million, net of adjustments to net loss for non-cash items such as the warrant liability revaluation of $0.2 million and stock-based compensation expense of $0.6 million.
Cash used in operating activities from continuing operations of $4.9 million during the six months ended June 30, 2017 was primarily due to a net loss from continuing operations of $5.1 million, net of adjustments to net loss for non-cash items such as the warrant liability revaluation of $0.3 million, loss on debt extinguishment of $0.4 million, and stock-based compensation expense of $0.6 million.
Financing Activities from Continuing Operations
Cash provided by financing activities from continuing operations of $4.4 million during the six months ended June 30, 2018 was due to net proceeds of $3.1 million from the issuance of common stock and warrants in Apricus’ April 2018 Financing, as well as proceeds of $1.3 million from the exercise of warrants during the first quarter of 2018.
Cash used in financing activities from continuing operations of $1.1 million during the six months ended June 30, 2017 was due to the repayment of the Credit Facility of $7.1 million as a closing condition of the Ferring Asset Purchase Agreement, offset by the net proceeds of $6.1 million from the issuance of common stock and warrants in the April 2017 Financing.
Discontinued Operations
Cash provided by discontinued operations of $11.6 million during the six months ended June 30, 2017 was a result of the Ferring Asset Purchase Agreement in March 2017, pursuant to which Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services.
Cash Flow Summary for the Years Ended December 31, 2017 and 2016
The following table summarizes selected items in Apricus’ consolidated statements of cash flows (in thousands) for the years ended December 31, 2017 and 2016:

	2017	2016
Net cash provided by (used in) operations
Net cash used in operating activities from continuing operations	$(10,571)	$(13,780)
Net cash provided by investing activities from continuing operations	—	265
Net cash provided by financing activities from continuing operations	2,501	11,003
Net cash provided by discontinued operations	12,314	712
Net increase (decrease) in cash	$4,244	$(1,800)

Operating Activities from Continuing Operations
Cash used in operating activities from continuing operations of $10.6 million in 2017 was primarily due to a net loss from continuing operations of $11.7 million net of adjustments to net loss for non-cash items such as stock based compensation expense of $1.1 million, the warrant liability revaluation of $0.6 million and the loss on extinguishment of debt of $0.4 million upon repayment of the Credit Facility. Changes in operating assets and liabilities also contributed to the cash used in operating activities, such as decreases in accounts payable and accrued expenses in 2017.
Cash used in operating activities of $13.8 million in 2016 was primarily due to net loss of $7.7 million, adjusted for non-cash items such as the warrant liability revaluation of $7.5 million and stock based compensation expense of $1.7 million. Changes in operating assets and liabilities also contributed to the cash used in operating activities, such as decreases in prepaid expenses and accounts payable due to the decrease in R&D activity in 2017.
Investing Activities from Continuing Operations
There was no cash provided by investing activities during 2017. Cash provided by investing activities of $0.3 million in 2016 was primarily due to the release of restricted cash related to the completion of environmental remediation services on Apricus’ New Jersey facility. This was offset by lower expenditures for the purchase of fixed assets in the current period.
Financing Activities from Continuing Operations
Cash provided by financing activities of $2.5 million during 2017 was primarily attributable to the $9.3 million in net proceeds that Apricus received from the issuance of common stock and warrants in its April 2017 and September 2017 financings, offset by the repayment of the Credit Facility of $7.1 million as a closing condition of the Ferring Asset Purchase Agreement.
Cash provided by financing activities of $11.0 million during 2016 was primarily attributable to the $14.1 million in net proceeds that Apricus received from the issuance of common stock and warrants in its January 2016, July 2016 and September 2016 financings. This was offset by the repayment of $3.1 million on the Credit Facility.
Discontinued Operations
Cash provided by discontinued operations of $12.3 million during 2017 was a result of the Ferring Asset Purchase Agreement in March 2017, pursuant to which Apricus sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services.
Off-Balance Sheet Arrangements
As of December 31, 2017 and June 30, 2018, Apricus did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.
SEELOS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2018 and 2017
You should read the following discussion and analysis of Seelos’ financial condition and plan of operations together with “Selected Financial Data” and Seelos’ financial statements and the related notes appearing elsewhere in this proxy statement/prospectus/information statement. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Seelos’ actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this proxy statement/prospectus/information statement. All amounts in this report are in U.S. dollars, unless otherwise noted.
Overview
Seelos is a clinical-stage biopharmaceutical company focused on developing novel technologies and therapeutics for the treatment of central nervous system, respiratory and other disorders. Seelos is planning its clinical and regulatory strategy with its internal research and development team with a view toward prioritizing market introduction as quickly as possible. Seelos’ lead programs are SLS-002 and SLS-006.
SLS-002 is intranasal racemic ketamine with two INDs for the treatment of suicidality in PTSD, and in major depressive disorder. SLS-002 was originally derived from a Javelin Pharmaceuticals, Inc./Hospira, Inc. program with 16 clinical studies involving approximately 500 subjects. SLS-002 addresses an unmet need for an efficacious drug to treat suicidality in the U.S. Traditionally, anti-depressants have been used in this setting but many of the existing treatments are known to contribute to an increased risk of suicidal thoughts in some circumstances. The clinical development program for SLS-002 includes two parallel healthy volunteer studies (Phase I), expected to be rapidly followed by pivotal registration studies after an end-of-phase II meeting with the FDA. Seelos believes there is a large opportunity in the U.S. and European markets for drugs in this space. Based on information gathered from the databases of the Agency for Healthcare Research and Quality, there were more than 500,000 visits to emergency rooms for suicide attempts in 2013 in the U.S. alone. Furthermore, the 12-month prevalence of attempted suicide in individuals with PTSD is approximately 400,000 in the U.S. based on the published literature. Experimental studies suggest ketamine to be a rapid, effective treatment for refractory depression and suicidality. Seelos plans to commence a Phase III clinical trial of SLS-002 in patients with suicidality in 2019.
SLS-006 is a true partial dopamine agonist, originally developed by Wyeth Pharmaceuticals, Inc., with previous clinical studies on 340 subjects in various Phase I and Phase II studies. It is a potent D2/D3 agonist/antagonist that has shown promising efficacy with statistical significance in Phase II studies in early stage Parkinson’s disease patients and an attractive safety profile. Moreover, it has also shown synergistic effect with reduced doses of L-DOPA. Seelos is planning to advance the product candidate into late stage trials as a monotherapy in early stage Parkinson’s disease patients and as an adjunctive therapy with reduced doses of L-DOPA in late stage Parkinson’s disease patients after consultation with and approval from the FDA and the EMA. Seelos believes that this Phase III-ready candidate is well-positioned to advance in development with a goal of providing relief to an estimated 1.5 million Parkinson’s disease patients worldwide. Seelos plans to commence a Phase III clinical trial of SLS-006 as an adjunctive therapy with reduced doses of L-DOPA in patients with late-stage Parkinson’s disease in 2019.
On July 30, 2018, Seelos entered into the Merger Agreement with Apricus and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into Seelos, with Seelos continuing as a wholly owned subsidiary of Apricus and the surviving corporation of the merger.
Since inception, Seelos has incurred significant operating losses. For the year ended December 31, 2017 and for the six months ended June 30, 2018, Seelos’ net loss was $1.1 million and $1.2 million, respectively. As of June 30, 2018, Seelos had an accumulated deficit of $2.5 million.
Components of Results of Operations
Operating expenses
Research and development expenses
Research and development costs, including in-process research and development acquired as part of an asset acquisition for which there is no alternative future use, are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
General and administrative expenses

General and administrative expense consists primarily of salaries and professional fees for legal and accounting services.
Other expenses
Other expenses consist of interest expense and the change in fair value of related to the convertible notes payable.
Results of operations for the six months ended June 30, 2018 and 2017
The following table sets forth Seelos’ selected statements of operations data for the six months ended June 30, 2018 and 2017:

	For the Six Months Ended June 30,		Change
(in thousands)	2018	2017	$
Operating expenses:
General and administrative expenses	807	49	758
Research and development expenses	250	—	250
Total operating expenses	1,057	49	1,008

Other expenses:
Interest expense	46	2	44
Change in fair value of convertible notes payable	55	0	55
Total other expenses	101	2	99
Net loss	1,158	51	1,107

Operating expenses
General and administrative expenses
For the six months ended June 30, 2018, Seelos recorded approximately $807,000 of general and administrative expenses compared to approximately $48,000 for the six months ended June 30, 2017. The increase of approximately $759,000 related primarily to an increase of approximately $410,000 in legal fees, $222,000 in salary expense, and $175,000 in accounting fees.
Research and development expenses
For the six months ended June 30, 2018, Seelos recorded $250,000 of research and development expenses compared to $0 for the six months ended June 30, 2017. The increase related to non-refundable payments in relation to the in-license of TUR-002 from Vyera.
Results of operations for the year ended December 31, 2017 and for the period from June 1, 2016 (inception) through December 31, 2016
The following table sets forth Seelos’ selected statements of operations data for the year ended December 31, 2017 and for the period from June 1, 2016 (inception) through December 31, 2016:

(in thousands)	For the Year Ended December 31, 2017	For the period from June 1, 2016 (inception) through December 31, 2016	Change ($)
Operating expenses:
General and administrative expenses	$654	$230	$424
Research and development expenses	400	25	375
Total operating expenses	1,054	255	799
Other expenses:
Interest expense	21	—	21
Change in fair value of convertible notes payable	2	—	2
Total other expenses	23	0	23
Net loss	$(1,077)	$(255)	$(822)

Operating expenses
General and administrative expenses
For the year ended December 31, 2017, Seelos recorded approximately $654,000 of general and administrative expenses compared to approximately $230,000 for the period from June 1, 2016 (inception) through December 31, 2016. The increase of approximately $424,000 related primarily to an increase of $224,000 in salary expense, $134,000 in Delaware franchise tax expense, and $72,000 in accounting fees.
Research and development expenses
For the year ended December 31, 2017, Seelos recorded $400,000 of research and development expenses compared to $25,000 for the period from June 1, 2016 (inception) through December 31, 2016. The increase was related to non-refundable payments in relation to the in-license of TUR-002 from Vyera.
Other expenses for the year ended December 31, 2017 and for the period from June 1, 2016 (inception) through December 31, 2016
For the year ended December 31, 2017, Seelos recorded approximately $23,000 of other expenses compared to approximately $0 for the period from June 1, 2016 (inception) through December 31, 2016. The increase related to a $21,000 increase in interest expense and approximately $2,000 due to the change in fair value related to the convertible notes payable. Total convertible notes payable increased by approximately $917,000 during the year ended December 31, 2017.
Other expenses for the six months ended June 30, 2018 and 2017
For the six months ended June 30, 2018, Seelos recorded approximately $101,000 of other expenses compared to approximately $2,400 for the six months ended June 30, 2017. The increase of approximately $99,000 related to an increase of approximately $44,000 in interest expense and approximately $55,000 due to the change in fair value related to the convertible notes payable. Total convertible notes payable increased by approximately $1,337,000 for the six months ended June 30, 2018 compared to June 30, 2017.
Liquidity and Capital Resources
Seelos has had no revenues, incurred operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of June 30, 2018, Seelos had an accumulated deficit of $2.5 million.
Through June 30, 2018, Seelos obtained proceeds of $1.5 million from the issuance of convertible notes (“Notes”). These Notes accrue 8% interest and mature on April 30, 2019. The Notes are convertible into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at 90% of the lowest purchase price per share paid by another investor in a qualified financing.
Seelos expects to use the proceeds from the issuance of the Notes and potential other financings primarily for general corporate purposes, which may include financing Seelos’ growth, developing new or existing product candidates, and funding capital expenditures, acquisitions and investments.
Cash Flow Summary for the Six Months Ended June 30, 2018 and 2017
The following table shows a summary of Seelos’ cash flows for each of the periods shown below:

	For the Six Months Ended June 30,
(in thousands)	2018	2017
Net cash used in operating activities	$(641)	$(32)
Net cash provided by financing activities	565	200
Net change in cash	$(76)	$168

Operating activities
During the six months ended June 30, 2018, operating activities used approximately $641,000 of cash, primarily resulting from a net loss of approximately $1,159,000, partially reduced by changes in operating assets and liabilities of approximately $432,000.
During the six months ended June 30, 2017, operating activities used approximately $32,000 of cash, primarily resulting from a net loss of $51,000, partially reduced by changes in operating assets and liabilities of $19,000.
Investing activities
There were no investing activities for the six months ended June 30, 2018 and 2017, respectively.
Financing activities
During the six months ended June 30, 2018, financing activities provided $565,000 of cash, primarily resulting from the issuance of convertible notes.
During the six months ended June 30, 2017, financing activities provided $200,000 of cash, primarily resulting from the issuance of convertible notes.
Since inception, Seelos has incurred significant operating losses. For the period from June 1, 2016 (inception) through December 31, 2016 and for the year ended December 31, 2017, Seelos’ net loss was $0.3 million and $1.1 million, respectively. As of December 31, 2017, Seelos had an accumulated deficit of $1.3 million.
The following table shows a summary of Seelos’ cash flows for each of the periods shown below:

(in thousands)	For the Year Ended December 31, 2017	For the period from June 1, 2016 (inception) through December 31, 2016
Net cash used in operating activities	$(632)	$—
Net cash used in investing activities	(25)	—
Net cash provided by financing activities	915	—
Net change in cash	$258	$—

Operating activities
During the year ended December 31, 2017, operating activities used approximately $632,000 of cash, primarily resulting from a net loss of $1,077,000, partially reduced by changes in operating assets and liabilities of $377,000.
During the period from June 1, 2016 (inception) through December 31, 2016, operating activities used $0 of cash, primarily resulting from a net loss of $254,000, partially reduced by changes in operating assets and liabilities of approximately $229,000 and a license acquired for research and development of $25,000.
Investing activities
During the year ended December 31, 2017, investing activities used approximately $25,000 of cash, which related to the Ligand license agreement option fee paid in August 2017.
There were no investing activities for the period from June 1, 2016 (inception) through December 31, 2016.
Financing activities
During the year ended December 31, 2017, financing activities provided $915,000 of cash, primarily resulting from the issuance of convertible notes.
There were no financing activities for the period from June 1, 2016 (inception) through December 31, 2016.
Funding requirements
Seelos believes that in order for Seelos to meet its obligations arising from normal business operations for the next twelve months, it requires additional capital either in the form of equity or debt.  Without additional capital, Seelos’ ability to continue to operate will be limited. If Seelos is unable to obtain adequate capital, it could be forced to cease or reduce its operations. Seelos is currently pursuing capital transactions in the form of debt and equity, however, Seelos cannot provide any assurance that it will be successful in its plans. The Seelos financial statements included in this proxy statement/prospectus/information statement do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should Seelos not be able to continue as a going concern.
Contractual Obligations and Commitments
Leases
Seelos is not a party to any leases for office space or equipment.
Litigation
As of December 31, 2017 and 2016, there was no litigation against Seelos.
Off-Balance Sheet Arrangements
Seelos is not party to any off-balance sheet transactions. Seelos has no guarantees or obligations other than those which arise out of normal business operations.
Critical Accounting Policies and Significant Judgments and Estimates
Seelos’ management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Seelos to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. In accordance with U.S. GAAP, Seelos evaluates its estimates and judgments on an ongoing basis. The most significant estimates relate to the valuation of convertible notes and common stock, the valuation of stock options and the valuation allowance of deferred tax assets resulting from net operating losses. Seelos bases its estimates and assumptions on current facts, its limited historical experience from operating for one year and various other factors that Seelos believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
Seelos defines its critical accounting policies as those accounting principles that require it to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on its financial condition and results of operations, as well as the specific manner in which Seelos applies those principles. While its significant accounting policies are more fully described in Note 2 to its financial statements appearing elsewhere in this proxy statement/prospectus/information statement, Seelos believes the following are the critical accounting policies used in the preparation of its financial statements that require significant estimates and judgments:
Fair value of common stock
In order to determine the fair value of shares of its common stock, Seelos’ board of directors considered, among other things, contemporaneous valuations of its common stock and preferred stock. Given the absence of a public trading market of its capital stock to date, Seelos’ board of directors has exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of Seelos' common and preferred stock, including:

•	contemporaneous valuations of Seelos’ common stock;

•	the prices, rights, preferences and privileges of Seelos’ preferred stock relative to its common stock;

•	Seelos’ business, financial condition and results of operations, including related industry trends affecting its operations;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or sale of Seelos, given prevailing market conditions;

•	the lack of marketability of Seelos’ common stock;

•	the market performance of comparable publicly traded companies;

•	U.S. and global economic and capital market conditions and outlook; and

•	Common stock valuation methodology.
In estimating the fair market value of its common stock, Seelos’ board of directors first determined the equity value of Seelos' business using accepted valuation methods.
Income taxes
Income taxes are recorded in accordance with Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. Seelos recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
Seelos accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, Seelos recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. Seelos recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.
Recent accounting pronouncements
See Note 2 to Seelos’ financial statements beginning on page F-B-6 of this proxy statement/prospectus/information statement for a description of recent accounting pronouncements applicable to Seelos’ financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
Apricus is a smaller reporting company, as defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and is not required to provide the information required under this item.
MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Resignation of Current Executive Officers of Apricus

Pursuant to the Merger Agreement, all of the current executive officers of Apricus will resign as of the closing of the merger.
Executive Officers and Directors of the Combined Organization Following the Merger
Apricus’ board of directors is currently composed of six directors. Following the merger, Apricus’ board of directors will be reduced to five directors. Pursuant to the Merger Agreement, all of the current directors of Apricus, other than Richard Pascoe, shall resign from Apricus’ board of directors effective as of the closing of the transaction. Pursuant to the terms of the Merger Agreement, the Apricus board of directors shall consist of four directors designated by Seelos and one director designated by Apricus. It is anticipated that, following the closing of the merger, Apricus’ board of directors will be constituted as follows:

Name	Current Principal Affiliation
Raj Mehra, Ph.D.	Seelos, Chairman, Founder & Chief Executive Officer
Richard Pascoe	Apricus, Chief Executive Officer
Robin L. Smith, M.D.	The Stem for Life Foundation, Chairman of the Board
Daniel J. O’Connor, J.D.	OncoSec Medical, Inc., Chief Executive Officer
Brian Lian, Ph.D.	Viking Therapeutics, Inc., Chief Executive Officer and President

Following the merger, the management team of Apricus is expected to be composed of the current management team of Seelos. The following table lists, as of August 28, 2018, the names, ages and positions of the individuals who are expected to serve as executive officers of Apricus upon completion of the merger:

Name	Age	Titles
Raj Mehra, Ph.D.	59	Chairman, Chief Executive Officer, President & Interim Chief Financial Officer

Executive Officers
Dr. Raj Mehra is the Chief Executive Officer, Director and Founder of Seelos. Prior to founding Seelos, Dr. Mehra spent nine years at Auriga USA, LLC as a Managing Director focused on private and public equity investments in global healthcare companies. Prior to Auriga, Dr. Mehra was the sector head for healthcare equity investments at Bennett Lawrence Management, LLC in New York. He also founded and managed a long-short equity hedge fund at Weiss, Peck & Greer LLC. Dr. Mehra started his career as an investment professional at Cowen Asset Management, LLC. Dr. Mehra holds M.S., M.Phil., Ph.D., JD and MBA degrees from Columbia University in New York. He is also a graduate of Indian Institute of Technology, Kanpur, where he was ranked first in his class.
Apricus believes Dr. Mehra is able to make valuable contributions to the board of directors of the combined organization due to his extensive knowledge of the biopharmaceutical industry and his prior experience as an executive officer.
Non-Employee Directors
Richard W. Pascoe has been a director and served as Apricus’ Chief Executive Officer since March 2013, Apricus’ Secretary since February 2015, and Apricus’ Principal Financial Officer and Principal Accounting Officer since December 2016. He joined Apricus following the merger of Somaxon Pharmaceuticals, Inc. with Pernix Therapeutics Holdings, Inc. Mr. Pascoe was the Chief Executive Officer of Somaxon from August 2008 until joining Apricus and was responsible for the FDA approval of Somaxon’s lead drug Silenor®. Prior to Somaxon, Mr. Pascoe was with ARIAD Pharmaceuticals, Inc., a specialty pharmaceutical company where he was most recently Senior Vice President and Chief Operating Officer. Prior to joining ARIAD in 2005, Mr. Pascoe held a series of senior management roles at King Pharmaceuticals, Inc. (acquired by Pfizer Inc.), including Senior Vice President positions in both marketing and sales, as well as Vice President positions in both international sales and marketing and hospital sales. Prior to King,

Mr. Pascoe was in the commercial groups at Medco Research, Inc. (acquired by King), COR Therapeutics, Inc. (acquired by Millennium Pharmaceuticals Inc., the Takeda Oncology Company), B. Braun Interventional and The BOC Group. Mr. Pascoe is a member of the board of directors of KemPharm, Inc., as well as a member of the company’s audit and compensation committees and its lead independent director. He serves as a member of the board of directors of the Johnny Mac Soldiers Fund, a charity for military veterans. Mr. Pascoe is also a member of the board of directors of BIOCOM, as well as its Vice-President of Industry. Mr. Pascoe served as a Commissioned Officer with the U.S. Army 24th Infantry Division. He is a graduate of the United States Military Academy at West Point where he received a B.S. degree in Leadership.
Apricus believes Mr. Pascoe is able to make valuable contributions to the board of directors of the combined organization due to his experience in senior management of public pharmaceutical companies.
Dr. Robin L. Smith is a global thought leader in the regenerative medicine industry, one of the fastest growing segments of modern-day medicine. She received her M.D. from Yale University and an M.B.A. from the Wharton School of Business. She served as CEO of Caladrius Biosciences, Inc. (formerly NeoStem Inc.) (Nasdaq: CLBS), from 2006 to 2015. In 2007, Dr. Smith founded The Stem for Life Foundation (SFLF), a nonpartisan, 501(c)(3) educational organization devoted to fostering global awareness of the potential for regenerative medicine to treat and cure a range of deadly diseases and debilitating medical conditions, as opposed to merely treating their symptoms, and has served as Chairman of the Board and President of the Stem for Life Foundation since its inception and now the expanded Cura Foundation. Dr. Smith was appointed as Clinical Associate Professor, Department of Medicine at the Rutgers, New Jersey Medical School in 2017. In addition, Dr. Smith has extensive experience serving in executive and board level capacities for various medical enterprises and healthcare-based entities. She has served on the Board of Directors of Rockwell Medical (Nasdaq: RMTI) since June 2016 and ProLung Inc. since February 2017, and has been Chairman of the Board of Mynd Analytics (Nasdaq: MYND) since August 2015. She has also served on the advisory board of Hooper Holmes Inc. (OTCQX: HPHW) since March 2017 and has been co-chairman of the Life Sci advisory board on gender diversity since April 2016. She has been Vice President and a member of the Board of Directors of the Science and Faith STOQ Foundation in Rome since 2015 and has served on Sanford Health’s International Board since 2016 and the Board of Overseers at the NYU Langone Medical Center in New York since 2014. She served on the Board of Trustees of the NYU Langone Medical Center from 2006 to 2014, was Chairman of the Board of Directors for the New York University Hospital for Joint Diseases from 2004 to 2010 and was on the board of directors of Signal Genetics, Inc. (Nasdaq: SGNL) from July 2014 to February 2016 and BioXcel Corporation from August 2015 to June 2017.
Apricus believes Dr. Smith is able to make valuable contributions to the board of directors of the combined organization due to her extensive prior experience as an executive officer and director of public pharmaceutical and healthcare companies.
Daniel J. O’Connor, J.D. is Chief Executive Officer and a director of OncoSec Medical Incorporated. Prior to that, Mr. O’Connor served as President, Chief Executive Officer, Director and in other senior roles at Advaxis, Inc., a cancer immunotherapy company, from January 2013 until his resignation in July 2017. Prior to that, Mr. O’Connor was Senior Vice President and General Counsel for BRACCO Diagnostics Inc., a diagnostic imaging company, from 2008 until 2012; Senior Vice President, General Counsel and Secretary for ImClone Systems Incorporated, a biopharmaceutical company, from 2002 until 2008; and General Counsel at PharmaNet (now inVentiv Health Clinical), a clinical research company, from 1998 until 2001. Mr. O’Connor is a 1995 graduate of the Pennsylvania State University’s Dickinson School of Law in Carlisle, Pennsylvania and currently serves as an Entrepreneur Trusted Advisor to its Dean. He graduated from the United States Marines Corps Officer Candidate School in 1988 and was commissioned as an officer in the U.S. Marines, attaining the rank of Captain while serving in Saudi Arabia during Operation Desert Shield. Mr. O’Connor is currently the Vice Chairman of the Board of the Trustees of BioNJ. In October 2017, Mr. O’Connor was appointed to the New Jersey Biotechnology Task Force by its Governor, and he was formerly a New Jersey criminal prosecutor.
Apricus believes Mr. O’Connor is able to make valuable contributions to the board of directors of the combined organization due to his extensive experience leading companies in capital-raising transactions, mergers and acquisitions and establishing partnerships with leaders in the pharmaceutical industry and his experience with biotechnology companies, which has provided him with expertise in the clinical development, launch and commercialization of product candidates.

Brian Lian, Ph.D. is currently President and Chief Executive Officer and a Director of Viking Therapeutics, Inc. (Nasdaq: VKTX), a biopharmaceutical company. Dr. Lian has over 15 years of experience in the biotechnology and financial services industries. Prior to joining Viking, he was a Managing Director and Senior Research Analyst at SunTrust Robinson Humphrey, an investment bank, from 2012 to 2013. At SunTrust Robinson Humphrey, he was responsible for coverage of small and mid-cap biotechnology companies with an emphasis on companies in the diabetes, oncology, infectious disease and neurology spaces. Prior to SunTrust Robinson Humphrey, he was Managing Director and Senior Research Analyst at Global Hunter Securities, an investment bank, from 2011 to 2012. Prior to Global Hunter Securities, he was Senior Healthcare Analyst at The Agave Group, LLC, a registered investment advisor, from 2008 to 2011. Prior to The Agave Group, he was an Executive Director and Senior Biotechnology Analyst at CIBC World Markets, an investment bank, from 2006 to 2008. Prior to CIBC, he was a research scientist in small molecule drug discovery at Amgen, a biotechnology company. Prior to Amgen, he was a research scientist at Microcide Pharmaceuticals, a biotechnology company. Dr. Lian holds an MBA in accounting and finance from Indiana University, an MS and Ph.D. in organic chemistry from The University of Michigan, and a BA in chemistry from Whitman College.
Apricus believes Dr. Lian is able to make valuable contributions to the board of directors of the combined organization due to his experience in the biotechnology industry, as well as his extensive investment banking and other experience in the financial services industry.
Composition of the Board of Directors
Apricus’ board of directors is currently comprised of six directors divided into three staggered classes, each class serving three-year terms. The staggered structure of Apricus’ board of directors will remain in place following completion of the merger. At the most recent annual meeting of Apricus’ stockholders held in 2018, Class II directors were elected. As a result, the term of the Class II directors of the combined organization will expire upon the election and qualification of successor directors at the annual meeting of stockholders in 2021, with the terms of the Class III directors and Class I directors expiring upon the election and qualification of successor directors at the annual meetings of stockholders to be held in 2020 and 2019, respectively.
The director classes for Apricus are currently as follows:

•	Class I directors: Kleanthis G. Xanthopoulos, Ph.D. and Paul V. Maier;

•	Class II directors: Richard W. Pascoe and Sandford D. Smith; and

•	Class III directors: Russell Ray and Wendell Wierenga, Ph.D.
Pursuant to the Merger Agreement, each of the directors and officers of Apricus who will not continue as directors or officers of Apricus following the consummation of the merger will resign as of the closing of the merger. In connection with the merger, Apricus’ board of directors will be reduced to a total of five directors. Pursuant to the terms of the Merger Agreement, four of the directors will be designated by Seelos, and one of the directors will be designated by Apricus. Effective as of the Effective Time, it is anticipated that Richard W. Pascoe will remain on Apricus’ board of directors. Then, Richard W. Pascoe will appoint Raj Mehra, Ph.D., Robin L. Smith, M.D., Daniel J. O’Connor and Brian Lian, Ph.D. to Apricus’ board of directors. It is anticipated that these directors will be appointed to the three staggered director classes of the combined organization’s board of directors as follows:

•	Class I director (expiring in 2019): Daniel J. O’Connor, J.D.;

•	Class II directors (expiring in 2021): Raj Mehra, Ph.D. and Brian Lian, Ph.D.; and

•	Class III directors (expiring in 2020): Dr. Robin L. Smith and Richard W. Pascoe.
The classification of Apricus’ board of directors into three classes with staggered three-year terms may delay or prevent a change of management or a change of control of Apricus, or, following the completion of the merger, the combined organization.
Committees of the Board of Directors

Apricus’ board of directors currently has, and after completion of the merger, the combined organization’s board of directors will continue to have, an Audit Committee, a Corporate Governance/Nominating Committee and a Compensation Committee.
Audit Committee
The Audit Committee regularly meets with Apricus’ financial and accounting management and independent auditors and is responsible for the selection and engagement of Apricus’ independent auditors. Additionally, the Audit Committee reviews with the independent auditors the scope and results of the audit engagement, approves professional services provided by the independent auditors, reviews the independence of the independent auditors and reviews the adequacy of the internal accounting controls. The Audit Committee currently consists of, Paul V. Maier (Chair), Russell Ray and Kleanthis G. Xanthopoulos, Ph.D., none of whom is an employee of Apricus’ and each of whom met the applicable independence standards promulgated by Nasdaq and those of the SEC. The board of directors of Apricus has also determined that Mr. Maier qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5) of the SEC’s Regulation S-K. The Audit Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.
Following completion of the merger, the members of the Audit Committee are expected to be Richard W. Pascoe, Brian Lian, Ph.D. and Daniel J. O’Connor, J.D. Mr. Pascoe is expected to be the Chair of the Audit Committee and an “audit committee financial expert,” as defined in Item 407(d)(5) of the SEC’s Regulation S-K. Apricus’ board of directors has concluded that the expected composition of the Audit Committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. Apricus and Seelos believe that, after completion of the merger, the functioning of the Audit Committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Corporate Governance/Nominating Committee
The Corporate Governance/Nominating Committee makes recommendations to the board of directors regarding the election of directors, as well as providing guidance and oversight on matters relating to corporate governance. The Corporate Governance/Nominating Committee currently consists of Russell Ray (Chair), Paul V. Maier and Wendell Wierenga, Ph.D., none of whom is an employee of Apricus and each of whom meets the independence requirements of Nasdaq and the SEC. The Corporate Governance/Nominating Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.
Following completion of the merger, the members of the Corporate Governance/Nominating Committee are expected to be to be Dr. Robin L. Smith and Daniel J. O’Connor, J.D. Dr. Smith is expected be the chairperson of the Corporate Governance/Nominating Committee. Apricus’ board of directors has determined that each expected member of the Corporate Governance/Nominating Committee is independent within the meaning of the independent director guidelines of Nasdaq and the SEC.
Compensation Committee
The Compensation Committee determines compensation levels for Apricus’ executive officers, implements incentive programs for officers, directors and consultants, and administers Apricus’ equity compensation plans. The Compensation Committee currently consists of Sandford D. Smith (Chair), Wendell Wierenga, Ph.D. and Kleanthis G. Xanthopoulos, Ph.D., none of whom is an employee of Apricus and each of whom meets the independence requirements of Nasdaq. Apricus’ independent compensation consultants as well as executive officers and management play important roles in making recommendations and formulating compensation plans for Apricus’ employees, including the Named Executive Officers. The Compensation Committee of the combined organization is expected to retain these duties and responsibilities following completion of the merger.
Compensation Committee Membership, Interlocks and Insider Participation
Following completion of the merger, Apricus’ Compensation Committee is expected to consist of Brian Lian, Ph.D. and Dr. Robin L. Smith. Dr. Lian is expected be the Chair of the Compensation Committee. Each member of the

Compensation Committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended, and independent within the meaning of the independent director guidelines of Nasdaq and the SEC. None of the proposed executive officers of the combined organization serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined organization’s board of directors or Compensation Committee following the merger.
Director Compensation
For the fiscal year ended December 31, 2016, Seelos did not have a director compensation policy in place, nor did any non-employee director receive any compensation for serving on Seelos’ board of directors. This policy did not change in 2017.
Following completion of the merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with Apricus’ current practices, however, these director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.
Based on Apricus’ existing director compensation policies, the annual retainer for non-employee directors is expected to be $40,000. Annual retainers for committee membership are expected to be as follows:

Audit Committee Chairperson	$15,000
Audit Committee member	$7,000
Compensation Committee Chairperson	$12,000
Compensation Committee member	$5,000
Corporate Governance/Nominating Committee Chairperson	$8,000
Corporate Governance/Nominating Committee member	$3,000

Each non-employee director is also expected to be eligible to receive a non-qualified stock option to purchase 60,000 shares (which number will be adjusted for the Apricus Reverse Stock Split) of common stock upon initial election or appointment to the combined organization’s board of directors. Such initial awards are expected to vest over four years, with one-fourth of the shares subject to the initial award vesting on the first anniversary of the date of grant and the remaining shares subject to the initial award vesting in 36 equal monthly installments over the three years thereafter, subject to the director’s continuing service through such dates.
Additionally, on the third trading day of each calendar year, each non-employee director is expected to be eligible to receive a non-qualified stock option to purchase 35,000 shares of common stock (which number will be adjusted for the Apricus Reverse Stock Split). Annual awards vest over one year in 12 equal monthly installments, subject to the director’s continuing service through such dates. All initial and annual awards to non-employee directors are expected to vest in full in the event of a change in control.
Executive Compensation Discussion and Analysis
Seelos’ Executive Compensation
Historically, Seelos has had one executive officer, Dr. Raj Mehra, President and Chief Executive Officer. Dr. Mehra is not party to an employment agreement and, in recognition of Seelos’ low levels of operating cash and his status as a stockholder of Seelos, has historically foregone any compensation for his service as an executive officer. After completion of the merger, the compensation committee of the combined organization’s board of directors is expected to approve all compensation for the combined organization’s executive officers, including Dr. Mehra. For additional information regarding the combined organization’s compensation committee, please see the section entitled

“Management Following the Merger—Committees of the Board of Directors—Compensation Committee” in this proxy statement/prospectus/information statement.
Omission of Certain Tables
Seelos’ Summary Compensation Table, Grant of Plan-Based Awards Table, Outstanding Equity Awards at Fiscal Year-End Table and Option Exercises and Stock Vested Table have been omitted, as there was no activity to report.
Pension Benefits/Nonqualified Deferred Compensation
Seelos does not have any plan that provides for payments or other benefits at, following, or in connection with retirement. It also does not have a plan that provides for the deferral of compensation for any employee.
Potential Payments Upon Termination/Change of Control
Dr. Mehra is not entitled to receive any payments at, following, or in connection with any termination, change in control of Seelos, or change in such individual’s responsibilities.
Seelos 2016 Equity Incentive Plan
Seelos’ board of directors adopted the Seelos Therapeutics, Inc. 2016 Equity Incentive Plan (the “Seelos 2016 Plan”) on July 8, 2016, and the Seelos stockholders also approved the Seelos 2016 Plan on July 8, 2016. Pursuant to the Merger Agreement, at the Effective Time, each outstanding and unexercised option to purchase shares of Seelos common stock issued under the Seelos 2016 Plan will be assumed by Apricus, and become an option to purchase that number of shares of Apricus common stock equal to the product obtained by multiplying (i) the number of shares of Seelos common stock that were subject to such option immediately prior to the Effective Time by (ii) the exchange ratio, rounded down to the nearest whole share. The per share exercise price for shares of Apricus common stock issuable upon exercise of each Seelos option assumed by Apricus shall be determined by dividing (a) the per share exercise price of Seelos common stock subject to such Seelos option, as in effect immediately prior to the Effective Time, by (b) the exchange ratio, rounded up to the nearest whole cent. Following the Effective Time, the combined organization intends to terminate the Seelos 2016 Plan and, accordingly, no shares will be available for future issuance under the Seelos 2016 Plan following the Effective Time. Notwithstanding the foregoing, the Seelos 2016 Plan will continue to govern outstanding awards granted thereunder. As of August 30, 2018, options to purchase 40,000 shares of Seelos common stock remained outstanding under the Seelos 2016 Plan.

The following is only a summary of the material terms of the Seelos 2016 Plan, is not a complete description of all provisions of the Seelos 2016 Plan and should be read in conjunction with the Seelos 2016 Plan, which is filed as an exhibit to the registration statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part.

Purpose. The purpose of the Seelos 2016 Plan is to help Seelos secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for Seelos’ success and the success of its affiliates and provide a means by which the eligible recipients may benefit from increases in value of Seelos common stock.

Plan Administration. The Seelos 2016 Plan is administered by Seelos’ board of directors, although Seelos’ board of directors may delegate administration of the Seelos 2016 Plan to a committee of one or more directors. In connection with administering the Seelos 2016 Plan, Seelos’ board of directors has the responsibility for determining, among other things, the recipient of each award, when and how each award will be granted, what type of stock award will be granted, the provisions of each award, the number of shares of Seelos common stock subject to an award and the fair market value of each award.

Types of Awards. The Seelos 2016 Plan provides that Seelos’ board of directors may grant stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to participants under the Seelos 2016 Plan.

Authorized Shares. A total of 2,000,000 shares of Seelos common stock have been reserved for issuance pursuant to the Seelos 2016 Plan, which number is also the limit on shares of Seelos common stock available for awards of ISOs. The shares of Seelos common stock deliverable pursuant to awards under the Seelos 2016 Plan will be authorized but unissued shares of Seelos common stock. Any shares of Seelos common stock subject to awards that expire or otherwise terminate without all of the shares subject to the award being issued, are settled in cash or are forfeited or repurchased by Seelos for failure to meet a contingency or condition required for such shares to vest will again be available for issuance under the Seelos 2016 Plan. In addition, shares of Seelos common stock that are reacquired (or not issued) in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of the stock award will again be available for issuance under the Seelos 2016 Plan.

Eligibility. Seelos’ board of directors will select participants from among its employees, directors and consultants.

Stock Options and Stock Appreciation Rights. The exercise price of stock options and strike price of stock appreciation rights granted under the Seelos 2016 Plan must not be less than 100% of the fair market value of Seelos common stock on the grant date, subject to certain exceptions as set forth in the Seelos 2016 Plan. The term of a stock option or stock appreciation rights may not exceed ten years. If a stock option or stock appreciation right is granted to an employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the stock option or stock appreciation right will not be first exercisable for any shares of Seelos common stock until at least six months following its grant date (although the award may vest prior to such date). An ISO may only be granted to Seelos’ employees or employees of certain of its affiliates, including officers who are employees. An ISO granted to an employee who owns more than 10% of the combined voting power of all of Seelos’ classes of stock or that of its affiliates must have an exercise price of at least 110% of the fair market value of Seelos common stock on the grant date, and the term of the ISO may not exceed five years from the grant date. To the extent that the aggregate fair market value of shares of Seelos common stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, such excess stock options will be treated as Non-ISOs. Seelos’ board of directors may, in its sole discretion, set forth in an award agreement that the participant may exercise unvested stock options, in which case the participant will receive shares of restricted Seelos common stock having the same vesting schedule that applied to the unvested stock options. The methods of payment of the exercise price of a stock option may include, among other things, cash, other shares (subject to certain conditions), “net exercise” (for Non-ISOs), cashless exercise, deferred payment or similar arrangements, as well as other forms of legal consideration that may be acceptable to Seelos’ board of directors and specified in the applicable stock option award agreement. To exercise any outstanding stock appreciation right, the participant must provide written notice of exercise to Seelos. The appreciation distribution payable on the exercise of a stock appreciation right may be paid in Seelos common stock, cash, a combination of Seelos common stock and cash or in any other form of consideration determined by Seelos’ board of directors and contained in the award agreement. Seelos’ board of directors may establish and set forth in the applicable stock option award agreement or other agreement the terms and conditions on which a stock option or stock appreciation right will remain exercisable, if at all, following termination of a participant’s service. Unless an award agreement provides otherwise: (1) if termination is due to death, the stock option or stock appreciation right will remain exercisable for eighteen months after such termination of service; (2) if termination is due to disability, the stock option or stock appreciation right will remain exercisable for twelve months after such termination of service; and (3) if the termination is due to reasons other than for death, disability or cause, the stock option or stock appreciation right generally will remain exercisable for three months following termination of service. If the termination is for cause, then the stock option or stock appreciation right generally will cease to be exercisable upon termination of service. If a participant is not entitled to exercise a stock option or stock appreciation right at the date of termination of service, or if the participant does not exercise the stock option or stock appreciation right to the extent so entitled within the time specified in the applicable stock option award agreement or other agreement or in the Seelos 2016 Plan, the stock option or stock appreciation right will terminate and the shares of Seelos common stock underlying the unexercised portion of the stock option or stock appreciation right will revert to the Seelos 2016 Plan and become available for future awards.

Restricted Stock Awards. Each restricted stock award agreement will be in the form and contain such terms and conditions as Seelos’ board of directors deems appropriate. At Seelos’ board of directors’ election, shares of Seelos common stock may be (1) held in book entry form until any restrictions relating to the restricted stock award lapse or (2) evidenced by a certificate that is held in a form and manner determined by Seelos’ board of directors. The methods of payment of consideration for a restricted stock award may include cash, check, bank draft or money order payable to Seelos, past services to Seelos or an affiliate or any other form of legal consideration acceptable to Seelos’ board of directors and permissible under applicable law. Shares of Seelos’ common stock awarded under a restricted stock award agreement may be subject to forfeiture in accordance with a vesting schedule. Following termination of a participant’s service, Seelos may receive through a forfeiture condition or repurchase right, any or all of the shares of Seelos common stock held by the participant as of the date of termination under the terms of the restricted stock award agreement. Dividends paid on restricted Seelos common stock may be subject to the same vesting and forfeiture restrictions that apply to the shares of Seelos common stock under the restricted stock award.

Restricted Stock Unit Awards. Each restricted stock unit award agreement will be in the form and contain such terms and conditions as Seelos’ board of directors deems appropriate. Payment for each share of Seelos common stock subject to a restricted stock unit award may be in any form of legal consideration that may be acceptable to Seelos’ board of directors and permissible under applicable law. Seelos’ board of directors may, in its sole discretion, impose restrictions on or conditions to the vesting of a restricted stock unit award. Each restricted stock unit award may be settled by delivery of Seelos common stock, the cash value of Seelos common stock, a combination of Seelos common stock and cash or in any other form of consideration determined by Seelos’ board of directors and contained in the award agreement. Seelos’ board of directors may, at the time of grant, impose restrictions or conditions on a restricted stock unit award that delay the delivery of Seelos common stock subject to such restricted stock unit award to a time after such restricted stock unit award vests. Seelos’ board of directors may, in its sole discretion credit dividend equivalents in respect of shares of Seelos common stock covered by a restricted stock unit award. Such dividend equivalents may be converted into additional shares of Seelos common stock and will be subject to the same terms and conditions of the underlying restricted stock unit award agreement to which they relate. Unless an award agreement provides otherwise, any unvested portion of a restricted stock unit award will be forfeited upon a participant’s termination of service.

Other Stock Awards. Other forms of stock awards that are valued by reference to Seelos common stock, including the appreciation in value of Seelos common stock (e.g., options or stock rights with an exercise or strike price less than 100% of the fair market value of Seelos common stock) may be granted either alone or in addition to stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards. Other stock awards may be granted to any person, as determined by the Seelos board of directors. The Seelos board of directors shall also have the authority to determine when other stock awards will be granted, the number of shares of Seelos common stock (or the cash equivalent thereof) to be granted and all other terms and conditions of such other stock awards.

Taxes. Award recipients are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with awards granted pursuant to the Seelos 2016 Plan. Seelos has no duty or obligation to minimize the tax consequences of a stock award to the holder.

Non-Transferability of Awards. Unless Seelos’ board of directors provides otherwise in an award agreement, or unless transferred pursuant to a will or by the laws of descent and distribution or the terms of a domestic relations order as approved by Seelos’ board of directors, the Seelos 2016 Plan generally does not allow for the transfer of awards and only the participant who is granted an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in Seelos’ capitalization, such as stock splits, reverse stock splits, stock dividends, combinations, recapitalizations or reorganizations with respect to Seelos common stock, or mergers, consolidations, changes in organization form or other increases or decreases in the number of issued shares of Seelos common stock effected without receipt or payment of consideration by Seelos, Seelos’ board of directors will proportionally adjust the number and price of shares covered by each outstanding award and the total number of shares authorized for issuance under the Seelos 2016 Plan. Unless Seelos’ board of directors provides otherwise in an award agreement, in the event of any proposed dissolution or liquidation of Seelos, other than as part of a corporate transaction,

Seelos will notify each participant as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed corporate transaction.

Corporate Transaction. In the event of a corporate transaction involving Seelos, unless otherwise provided in any award agreement or other applicable agreements between Seelos or any of its affiliates, on the one hand, and the applicable participant, on the other hand, each outstanding award will be assigned to or assumed or substituted by the surviving or successor company or a parent or subsidiary of such company upon consummation of the corporate transaction. Notwithstanding the foregoing, Seelos’ board of directors has the discretion to take one or more of the following actions with respect to any or all awards: (1) arrange for the surviving corporation or acquiring corporation to assume or continue the stock awards or substitute an economically equivalent stock award; (2) arrange for the assignment of any reacquisition or repurchase rights held by Seelos in respect of the shares of Seelos common stock issued pursuant to the stock award to the surviving corporation or acquiring corporation; (3) accelerate the vesting, in whole or in part, of the stock awards (and, if applicable, the time at which the stock awards may be exercised) to a date prior to the effective time of such corporate transaction as Seelos’ board of directors will determine (or, if Seelos’ board of directors will not determine such a date, to the date that is five days prior to the effective date of the corporate transaction), with such stock awards terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by Seelos with respect to the stock awards; (5) cancel or arrange for the cancellation of the stock awards, to the extent not vested or not exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as Seelos’ board of directors, in its sole discretion, may consider appropriate; or (6) make a payment, in such form as may be determined by Seelos’ board of directors equal to the excess, if any, of (A) the value of the property the participant would have received upon the exercise or settlement of the stock award immediately prior to the effective time of the corporate transaction, over (B) any exercise or strike price payable by such holder in connection with such exercise. Seelos’ board of directors is not required to take the same action or actions with respect to all awards granted under the Seelos 2016 Plan, or portions thereof, or with respect to all participants, and may take any of the different actions described above with respect to the vested and unvested portions of any award. A corporate transaction includes, any one or more of the following events: (i) a sale or other disposition of all or substantially all, as determined by Seelos’ board of directors in its sole discretion, of the consolidated assets of Seelos and its subsidiaries, (ii) a sale or other disposition of at least 90% of the outstanding Seelos securities, (iii) a merger, consolidation or similar transaction following which Seelos is not the surviving corporation, or (iv) a merger, consolidation or similar transaction following which Seelos is the surviving corporation but the shares of Seelos common stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise. A stock award may also be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the award agreement for such stock award or as may be provided in any other written agreement between Seelos or any affiliate of Seelos and the participant, but in the absence of such provision, no such acceleration will occur. If and to the extent that any cash payment that Seelos is obligated or entitled to make to a participant in settlement of an award would materially impair or jeopardize the ability of Seelos to continue to operate as a going concern, then Seelos’ board of directors may, in its discretion, delay such payment until such payment would no longer have such effect. During the period of any such delay, Seelos shall provide the participant with a subordinated promissory note bearing simple interest at a rate equal to the then current three-month London Inter-bank Offered Rate.

Amendment; Termination. The Seelos 2016 Plan may be amended or terminated by Seelos’ board of directors as it deems advisable; however, stockholder approval is required for any change that that (1) materially increases the number of shares of Seelos common stock available for issuance under the Seelos 2016 Plan, (2) materially expands the class of individuals eligible to receive Stock Awards under the Seelos 2016 Plan, (3) materially increases the benefits accruing to participants under the Seelos 2016 Plan, (4) materially reduces the price at which shares of Seelos common stock may be issued or purchased under the Seelos 2016 Plan, (5) materially extends the term of the Seelos 2016 Plan, or (6) materially expands the types of stock awards available for issuance under the Seelos 2016 Plan. The Seelos 2016 Plan will terminate on July 8, 2026, if not sooner terminated by Seelos’ board of directors.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED ORGANIZATION
Described below are any transactions occurring since January 1, 2016 and any currently proposed transactions to which either Apricus or Seelos was a party and in which
•    the amounts involved exceeded or will exceed $120,000; and
•    a director, executive officer, holder of more than 5% of the outstanding capital stock of Apricus or Seelos, or any member of such person’s immediate family had or will have a direct or indirect material interest.
Apricus Transactions
IRRAS AB (“IRRAS”) is a commercial stage medical technology company of which a current director of Apricus, Kleanthis G. Xanthopoulos, Ph.D., is currently the President, Chief Executive Officer and director. In January 2018, Apricus and IRRAS entered into a Sublease, pursuant to which Apricus subleased to IRRAS excess capacity in its corporate headquarters. The sublease has a term of two years and aggregate payments due to Apricus of approximately $0.3 million.
The employment and release agreements Apricus has entered into with each of its executive officers provide for severance benefits in specified circumstances, as well as benefits in connection with a change in control. See “Interests of the Apricus Directors and Executive Officers in the Merger—Employment and Consulting Agreements” for additional information about these arrangements.
Apricus’ Bylaws provide that Apricus will indemnify each of its directors and officers to the fullest extent permitted by the laws of the State of Nevada, subject to certain limitations. Further, Apricus has entered into indemnification agreements with each of its directors and officers, and has purchased a policy of directors’ and officers’ liability insurance that insures directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.
Review and Approval of Transactions with Related Persons
The Apricus board of directors has adopted a written policy and procedures for review, approval and monitoring of transactions involving Apricus and its “related persons” (directors, director nominees, executive officers and stockholders owning 5% or greater of its outstanding common stock and immediate family members of any of the foregoing). The policy covers any related person transaction that meets the minimum threshold for disclosure in Apricus’ proxy statement under its policy addressing the relevant SEC rules (generally, transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest). Related person transactions must be approved by the board of directors of Apricus or by the audit committee of the board of directors consisting solely of independent directors, which will approve the transaction if they determine that it is in Apricus’ best interests. The board of directors or audit committee will periodically monitor the transaction to ensure that there are no changes that would render it advisable for Apricus to amend or terminate the transaction.
Seelos Transactions
Affiliations with Principal Stockholder
Dr. Raj Mehra is an executive officer of Seelos, a member of Seelos’ board of directors and, in his individual capacity, a holder of more than 5% of Seelos’ outstanding capital stock.
Indemnification Agreement
In June 2016, Seelos entered into an indemnification agreement with Dr. Raj Mehra, which provides for the advancement of expenses under certain conditions and requires Seelos to indemnify Dr. Mehra in connection with his role as an executive officer and director of Seelos to the fullest extent permitted by the DGCL.
Restricted Stock Purchase Agreement
Dr. Mehra, who is an executive officer of Seelos and a member of Seelos’ board of directors, is a party to that certain Restricted Stock Purchase Agreement, dated July 8, 2016, pursuant to which Dr. Mehra agreed to purchase an aggregate total of 4,000,000 shares of Seelos common stock at a purchase price of $0.0001 per share for a total purchase price of $400.00.
Support Agreement
In connection with the merger and in accordance with the terms of the Merger Agreement, Seelos has also entered into a Support Agreement, with Dr. Mehra. For a description of the Support Agreement, see the section entitled “Agreements Related to the Merger – Support Agreements – Seelos Support Agreement” beginning on page 138 of this proxy statement/prospectus/information statement.
Policy for Approval of Related Person Transactions
While Seelos does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, Seelos’ board of directors reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions.
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following information does not give effect to the proposed one-for- reverse stock split of Apricus common stock described in Apricus Proposal No. 2.
The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under United States generally accepted accounting principles (“U.S. GAAP”), and gives effect to the transaction between Apricus, Merger Sub, and Seelos to be accounted for as a reverse acquisition, with Seelos being deemed the acquiring company for accounting purposes.
Seelos was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Seelos stockholders are expected to own approximately 86% of the voting interests of the combined organization immediately following the closing of the transaction and (ii) directors recommended by Seelos to be appointed or elected will hold a majority of the seats on the board of directors of the combined organization.

The following unaudited pro forma condensed combined financial statements are based on Seelos’ historical financial statements and Apricus’ historical financial statements, as adjusted, to give effect to Seelos’ acquisition of Apricus. These unaudited pro forma condensed combined financial statements do not give effect to the Apricus Reverse Stock split. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2018 and the year ended December 31, 2017 give effect to these transactions as if they had occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet as of June 30, 2018 gives effect to these transactions as if they had occurred on June 30, 2018.
Because Seelos will be treated as the accounting acquirer, Seelos’ assets and liabilities will be recorded at their precombination carrying amounts in the unaudited pro forma financial information. Apricus' assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets and liabilities of Seelos.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Apricus and Seelos been a combined organization during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in the pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information.
The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.
The unaudited pro forma condensed combined financial statements should be read together with Apricus’ historical financial statements, which are included in Apricus’ latest Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 1, 2018 and the June 30, 2018 results included in Apricus’ report on Form 10-Q filed with the SEC on August 9, 2018, and Seelos’ historical information included herein.

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2018
(in thousands, except share and per share amounts)

	Seelos	Apricus	Pro Forma Adjustments	Note 4	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$183	$6,836	$(5,150)	(d) (z)	$1,869
Due from related party	2	—	—		2
Prepaid expense and other current assets	—	294	—		294
Total current assets	185	7,130	(5,150)		$2165
Property and equipment	—	56	—		56
Other long-term assets	—	36	—		36
Intangible assets	—	—	—		—
Goodwill	—	—	6,163	(b)	6,163
Total assets	$185	$7,222	$1,013		$8,420
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$912	$1,054	$1,250	(e)	$3,216
Other payables and accrued expenses	128	849	—		977
Convertible notes payable, at fair value	1,537	—	(1,537)	(c)	—
Total current liabilities	2,577	1,903	(287)		4,193
Non-current liabilities
Other long-term liabilities	—	35	—		35
Contingent consideration liability	—	—	—		—
Total liabilities	2,577	1,938	(287)		4,228
Commitments and contingencies
Stockholders’ equity (deficit)
Common Stock, $.001 par value	—	23	(23)	(b)	245
	—	—	245	(a)	—
Additional paid-in-capital	98	325,796	(245)	(a)	12,837
	—	—	1,537	(c)	—
	—	—	(325,796)	(b)	—
	—	—	7,447	(b)	—
			4,000	(d)
Accumulated deficit	(2,490)	(320,535)	320,535	(b)	(8,890)
	—	—	(5,150)	(d)	—
	—	—	(1,250)	(e)	—
Total stockholders’ equity (deficit)	(2,392)	5,284	1,300		4,192
Total liabilities and stockholders’ equity	$185	$7,222	$1,013		$8,420

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations – Six Months Ended June 30, 2018
(in thousands, except per share amounts)

	Seelos	Apricus	Pro Forma Adjustments	Note 4	Pro Forma Combined
Research and development	$250	$379	$—		$629
General and administrative	807	4,210	—		5,017
Total operating expenses	1,057	4,589	—		5,646
Loss from operations	(1,057)	(4,589)	—		(5,646)
Interest expense	(46)	—	—		(46)
Change in fair value of convertible notes payable	(55)	—	—		(55)
Change in fair value of warrant liability	—	222	—		222
Amendment of equity classified warrants	—	(158)	—		(158)
Other income	—	1	—		1
Total other (income)/expense	(101)	65	0		(36)
Loss from continuing operations	(1,158)	(4,524)	0		(5,682)
Loss from continuing operations per share:
Basic and diluted		$(0.23)			$(0.02)
Weighted average number of shares		19,648	210,896	(f)	230,544

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations – Year Ended December 31, 2017
(in thousands, except per share amounts)

	Seelos	Apricus	Pro Forma Adjustments	Note 5	Pro Forma Combined
Research and development	$400	$3,463	$5,150	(d)	9,013
General and administrative	654	7,210	—		7,864
Loss on disposal of assets	—	2	—		2
Total operating expenses	1,054	10,675	5,150		16,879
Loss from operations	(1,054)	(10,675)	(5,150)		(16,879)
Interest expense	(21)	(83)	—		(104)
Change in fair value of convertible notes payable	(2)	—	—		(2)
Change in fair value of warrant liability		(646)	—		(646)
Gain on extinguishment of debt	—	(422)	—		(422)
Other (income) expense	—	77	—		77
Total other expenses	(23)	(1,074)	0		(1,097)
Loss from continuing operations	(1,077)	(11,749)	(5,150)		(17,976)
Loss from continuing operations per share
Basic and diluted		$(0.99)			$(0.08)
Weighted average number of shares		11,892	210,896	(f)	223,774
See accompanying notes to the unaudited pro forma condensed combined financial statements

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1 — Description of Transaction and Basis of Presentation
The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of SEC Regulation S-X and presents the pro forma financial position and results of operations of the combined organization based upon the historical data of Apricus and Seelos.
For the purposes of the unaudited pro forma combined financial information, the accounting policies of Apricus and Seelos are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in Note 4, “Pro forma adjustments.”
Description of Transaction
On July 30, 2018, Apricus and Seelos, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Seelos, with Seelos continuing as a wholly owned subsidiary of Apricus and the surviving corporation of the merger. The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Subject to the terms and conditions of the Merger Agreement, at the closing of the merger, each outstanding share of Seelos common stock will be converted into the right to receive shares of Apricus common stock such that, immediately following the Effective Time, preexisting Apricus stockholders are expected to own approximately 14% of the outstanding capital stock of Apricus on a fully diluted basis, and preexisting Seelos stockholders are expected to own approximately 86% of the outstanding capital stock of Apricus on a fully diluted basis, subject to adjustments for net cash held by Apricus and Seelos at the time of closing the merger. These estimates are subject to adjustment prior to closing of the merger, including an upward adjustment to the extent that Apricus' net cash at the Effective Time is less than $2,700,000 (and as a result, Apricus stockholders could own less, and Seelos stockholders could own more, of the combined organization), or a downward adjustment to the extent that Apricus' net cash at the Effective Time is more than $3,300,000 (and as a result, Apricus stockholders could own more, and Seelos stockholders could own less, of the combined organization). In addition, the exchange ratio assumes that Seelos completes an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger.
Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Apricus and Seelos. In accordance with the terms of the Merger Agreement, (i) Raj Mehra, Ph.D., the founder and majority stockholder of Seelos (solely in his capacity as a Seelos stockholder) and (ii) certain executive officers, directors and stockholders of Apricus (solely in their respective capacities as Apricus stockholders) have entered into support agreements. The support agreements include covenants with respect to the voting of shares of Seelos or Apricus capital stock, respectively, in favor of adoption and approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals.
The Merger Agreement contains certain termination rights for both Apricus and Seelos, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, which may be payable in shares of common stock of the party making such payment in such paying party’s sole discretion, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.
At the Effective Time, Apricus' board of directors is expected to consist of five members, four of whom will be designated by Seelos and one of whom will be designated by Apricus.
At the closing of the merger, Apricus, Seelos, Richard Pascoe, as representative of Apricus' stockholders, and a rights agent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Apricus stockholders will receive one CVR for each share of Apricus' common stock held of record immediately prior to the closing of the merger. Each CVR will represent the right to receive payments based on the Apricus' Vitaros assets. In particular, CVR holders will be entitled to receive 90% of any cash payments (or the fair market value of any non-cash payments) exceeding $500,000 received, during a period of ten years from the closing of the merger, based on the sale or out-licensing of the Vitaros assets, including any contingent payments, less reasonable transaction expenses. Post- merger Seelos will be entitled to retain the first $500,000 and 10% of any contingent payments. In order to be eligible for the CVR, an Apricus stockholder must be a holder of record at the close of business immediately prior to the closing of the merger. Seelos has agreed to use commercially reasonable efforts to out-license or sell the Vitaros assets for a period of three years following the closing of the merger.
The CVR will be not be transferable, except in limited circumstances and will not be registered with the SEC. Richard Pascoe, Apricus' current President and CEO, will be appointed to serve as the representative of the CVR holders’/former Apricus stockholders’ interests under the CVR Agreement.
Basis of Presentation
Seelos has preliminarily concluded that the transaction represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). Seelos has not yet completed an external valuation analysis of the fair market value of Apricus’ assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, Seelos has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when Seelos has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (i) changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, (ii) other changes to assets and liabilities and (iii) changes to the ultimate purchase consideration.

Note 2 — Contingent License Acquisitions
Acquisition of License from Ligand Pharmaceuticals (“Ligand”)
On September 21, 2016, Ligand Pharmaceuticals, Incorporated, Neurogen Corporation and CyDex Pharmaceuticals, Inc. (collectively, "Ligand") out-licensed four development programs to Seelos, including its aplindore program for Parkinson’s disease, a CRTH2 antagonist program for rare pediatric chronic inflammation and other chronic respiratory disorders, a Captisol-enabled acetaminophen program for pain and fever management and an H3 receptor antagonist program for narcolepsy and excessive daytime sleepiness.
Under the license agreement, Ligand is entitled to receive initial payments in equity or cash of $1.3 million upon Seelos completing a minimum of $7.5 million financing and up to an additional $3.5 million if Seelos becomes a public company and up to $126.7 million of additional cash milestones relating to certain regulatory and commercial achievements, with the first being submission of an application in the United States for a particular licensed product. In addition, Ligand is entitled to net sales royalties ranging from low single digits to low double digits for the various programs licensed. If certain conditions are met, Ligand will provide a three-year convertible loan facility to Seelos in an amount up to $500,000. Seelos is responsible for all development activities under the license. Seelos has also entered into a supply agreement with Ligand for Captisol at negotiated prices which term is concurrent with the license agreement.
Seelos became obligated in September 2016 to pay Ligand a $25,000 option fee which was expensed as research and development costs. Seelos paid this option fee on August 4, 2017. In addition, the potential regulatory and commercial milestones are not yet considered probable, and no milestone payments have been accrued at June 30, 2018.
Payments Towards the Acquisition of Asset from Vyera Pharmaceuticals, AG (“Vyera”)
On March 6, 2018, Seelos entered into an asset purchase agreement (the "Agreement") to acquire TUR-002 from Vyera which was contingent upon certain events, as defined, including Seelos completing a merger transaction. Seelos has previously paid Vyera non-refundable amounts totaling $0.5 million towards the Agreement. The Agreement was amended on May 22, 2018 (“Amended Agreement”). Under the Amended Agreement, Seelos paid Vyera a non-refundable $0.15 million upon execution of the Amended Agreement, a non-refundable $0.15 million upon an announcement of the merger and $1.0 million upon the closing of the merger. Pursuant to the Amended Agreement, Vyera would also be entitled to receive 248,615 unrestricted common shares of Seelos’ common stock valued at approximately $4.0 million. Seelos would be responsible to make payments to Vyera and/or the licensor up to $21.0 million upon the achievement of certain clinical development and regulatory milestones, with the first being $3.5 million upon the first patient dosing in a Phase III clinical trial for TUR-002. The Amended Agreement also provides for payments of a royalty percentage in the mid-teens on net sales and up to $75.0 million upon Seelos’ achievement of certain cumulative net sales milestones for TUR-002. Seelos would be responsible for all development activities for TUR-002.
In addition to royalties and milestone payments, Seelos would be obligated to the licensor, until such time as Seelos receives regulatory approval of an NDA for any product derived from the licensed assets, 2.5% of the total external costs incurred in connection with the development of such product. The external investment costs include all expenses related to the development and regulatory approval of the licensed assets incurred and paid to external vendors for the performance of formulation in vitro studies, animal pharmacokinetic studies, efficacy and toxicity studies, and Phase I, II and III clinical trials.
If Seelos were to sublicense to, sell to, assign to, partner with or transfer to a third party the licensed assets, 2.5% – 3.5% of amounts received by Seelos, subject to adjustment downward in certain circumstances, pursuant to such a transaction would be owed by Seelos to the licensor.
Note 3 — Preliminary purchase price allocation

The purchase consideration in a reverse merger is determined with reference to the value of equity that the accounting acquirer, Seelos, would have to issue to the owners of the accounting acquiree, Apricus. The purchase price is calculated as follows (in thousands):

Purchase consideration:
Fair value of Apricus shares outstanding	7,267
Estimated value of Apricus stock options assumed	—(1)
Estimated value of Apricus warrants assumed	—
Estimated value of Apricus RSUs assumed	180
Contingent value rights	—(1)
Total preliminary purchase price	$7,447

(1)	Seelos prepared a preliminary valuation. The estimated fair value is immaterial.

For pro forma purposes, the fair value of the Apricus common shares used in determining the purchase price was $0.31 per share based on the closing price of Apricus common shares on the Nasdaq Capital Market on August 28, 2018.
Under the acquisition method of accounting, the acquired tangible and intangible assets and assumed liabilities of Apricus are recognized based on their estimated fair values as of the transaction closing date. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of June 30, 2018 and have been prepared to illustrate the estimated effect of the merger. The allocation is dependent upon certain valuation and other studies that have not yet been completed. Accordingly, the pro forma purchase price allocation is subject to further adjustments as additional information becomes available and as additional analyses and final valuations are conducted following the completion of the merger. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.
The following is the preliminary estimate of the fair value of the assets acquired and the liabilities assumed by Seelos in the merger, reconciled to the purchase price transferred (in thousands):

Cash and cash equivalents	$6,836
Prepaid expense and other current assets	294
Property and equipment	56
Other long-term assets	36
Accounts payable	(1,054)
Other payables and accrued expenses	(4,849)
Other long-term liabilities	(35)
Goodwill	6,163
Total consideration	$7,447

The following table illustrates the effect of change in Apricus’ common stock price and the resulting impact on the estimated total purchase price and estimated and goodwill (in thousands, except per share amounts):

Change in stock price	Share price	Estimated purchase price	Estimated goodwill
Increase of 10%	$0.34	$8,192	$6,908
Decrease of 10%	$0.28	$6,702	$5,418
Increase of 20%	$0.37	$8,936	$7,652
Decrease of 20%	$0.25	$5,957	$4,673
Increase of 30%	$0.40	$9,681	$8,397
Decrease of 30%	$0.22	$5,213	$3,929
Increase of 50%	$0.47	$11,170	$9,886
Decrease of 50%	$0.16	$3,723	$2,439

Note 4 — Pro forma adjustments
The pro forma adjustments are based on Seelos' preliminary estimates and assumptions that are subject to change. The estimated issuance of shares is based upon a preliminary exchange ratio that will be subject to change as well. For purposes of this pro forma financial statements, the Company did not include a pro forma adjustment for an additional investment in Seelos of approximately $15.0 million immediately prior to or concurrently with the consummation of the merger and initial payments in equity or cash of $4.8 million due to Ligand upon a minimum of $7.5 million financing and becoming a public company because such potential adjustments are considered contingent.
The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Represents the issuance of 210,896,337 shares of common stock of Apricus and its effect on the shares of common stock and additional paid in capital accounts (in thousands).

	Common Stock	Additional Paid in Capital
Issuance of 210,896,337 shares	$211	$(211)
Adjustments due to reverse merger	34	(34)
	$245	$(245)

(b)	Represents the elimination of the historical equity of Apricus equity and the initial allocation of excess purchase price to goodwill, as follows (in thousands):

Total consideration	7,447	(y)
Cash	4,000	(z)
Common Stock, $.001 par value	(23)
Additional paid-in-capital	(325,796)
Accumulated deficit	320,535
Goodwill	$6,163

(y) Consideration of $7.4 million represents the market value ($0.31 per share as of August 28, 2018) on approximately 23.4 million common shares of Apricus plus $0.2 million fair value related to restricted stock units.

(z) Represents the payment of change of control obligations for Apricus employees and other obligations that will become due at the closing of the merger.

(c)	Reflects an automatic conversion of $1.5 million in Seelos convertible notes payable into 107,722 shares of Seelos common stock as a result of a qualified financing triggered by the merger.

(d)
Reflects the fair value of the issuance of 248,615 shares of Seelos common stock valued at $4.0 million and the payment of $1.15 million in cash to purchase certain in process research and development (“IPR&D”) assets from Vyera. These transactions will be accounted for as asset acquisitions pursuant to ASU 2017-01 as the majority of the fair value of the assets acquired was concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. Because the underlying development programs have not yet received regulatory approval, the purchase price paid to date for these assets will be expensed in Seelos’ statement of operations. In addition, the potential milestone payments are not yet considered probable, and no milestone payments have been accrued at June 30, 2018.

(e)
Reflects an adjustment of approximately $1.25 million for the estimated transaction costs for both Seelos and Apricus, such as adviser fees, legal and accounting expenses that were not incurred as of June 30, 2018.

(f)	Represents the increase in the weighted average shares due to the issuance of 210,896,337 shares of Apricus common stock in connection with the merger.
DESCRIPTION OF APRICUS’ CAPITAL STOCK
The following description of Apricus’ capital stock is not complete and may not contain all the information you should consider before investing in Apricus’ capital stock. This description is summarized from, and qualified in its entirety by reference to, Apricus’ amended and restated articles of incorporation, as amended, which have been publicly filed with the SEC. See “Where You Can Find More Information.” The following information does not give effect to the proposed one-for- reverse stock split of Apricus common stock described in Apricus Proposal No. 2.
Apricus’ authorized capital stock consists of:

•	60,000,000 shares of common stock, $0.001 par value; and

•	10,000,000 shares of preferred stock, $0.001 par value.
Common Stock
As of August 15, 2018, there were 23,441,449 shares of Apricus common stock outstanding. Holders of Apricus common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Holders of shares of Apricus common stock do not have any cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, in the event of Apricus’ liquidation, dissolution or winding up, holders of Apricus common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Apricus common stock does not carry any redemption rights or any preemptive or preferential rights enabling a holder to subscribe for, or receive shares of, any class of Apricus common stock or any other securities convertible into shares of any class of Apricus common stock.
Transfer Agent
The transfer agent and registrar for Apricus common stock is Equiniti Shareowner Services.
Dividend
Apricus has never paid cash dividends on its common stock. Moreover, Apricus does not anticipate paying periodic cash dividends on its common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of Apricus’ board of directors and will depend upon its earnings, if any, capital requirements, operating and financial conditions and on such other factors as Apricus’ board of directors deems relevant.
Preferred Stock
Apricus currently has no outstanding shares of preferred stock. Under Apricus’ amended and restated articles of incorporation, the Apricus board of directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock. Of Apricus’ authorized preferred stock, 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock, 800 shares have been designated as Series B 8% Cumulative Convertible Preferred Stock, and 600 shares have been designated as Series C 6% Cumulative Convertible Preferred Stock.
Apricus’ board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in Apricus' control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.
Apricus’ board of directors may specify the following characteristics of any preferred stock:

•	the designation and stated value, if any, of the class or series of preferred stock;

•	the number of shares of the class or series of preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) or payment date(s) or method(s) of calculation applicable to the class or series of preferred stock;

•	whether dividends are cumulative or non-cumulative and, if cumulative, the date from which dividends on the class or series of preferred stock will accumulate;

•	the procedures for any auction and remarketing, if any, for the class or series of preferred stock;

•	the provisions for a sinking fund, if any, for the class or series of preferred stock;

•	the provision for redemption, if applicable, of the class or series of preferred stock;

•	any listing of the class or series of preferred stock on any securities exchange;

•
the terms and conditions, if applicable, upon which the class or series of preferred stock will be convertible into common stock, including the conversion price or manner of calculation and conversion period;

•	voting rights, if any, of the class or series of preferred stock;

•	a discussion of any material or special U.S. federal income tax considerations applicable to the class or series of preferred stock;

•	the relative ranking and preferences of the class or series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding up of Apricus' affairs;

•
any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the class or series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of Apricus' affairs; and

•	any other specific terms, preferences, rights, limitations or restrictions of the class or series of preferred stock.
Anti-Takeover Effects of Nevada Law and Provisions of Apricus’ Articles of Incorporation and Bylaws
Certain provisions of Nevada law and Apricus’ articles of incorporation and bylaws could make the following more difficult:

•	acquisition of Apricus by means of a tender offer;

•	acquisition of Apricus by means of a proxy contest or otherwise; or

•	removal of Apricus’ incumbent officers and directors.
These provisions, summarized below, could have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids. These provisions may also encourage persons seeking to acquire control of Apricus to first negotiate with its board of directors.
Classified Board. Apricus’ articles of incorporation provide that the Apricus board of directors is to be divided into three classes, as nearly equal in number as possible, with directors in each class serving three-year terms. This provision may have the effect of delaying or discouraging an acquisition of Apricus or a change in management.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Apricus’ bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.
Special Meetings of the Stockholders. Apricus’ bylaws provide that special meetings of the stockholders may be called by the Chair of the Board or its President, or by the board of directors acting pursuant to a resolution adopted by the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships.
No Cumulative Voting. Apricus’ articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock. The authorization of undesignated preferred stock in Apricus’ articles of incorporation makes it possible for Apricus’ board of directors to issue preferred stock with voting or other rights or preferences that could have the effect of impeding the success of any attempt to change control of Apricus. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Apricus.
In addition, the Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to Apricus if it were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on its stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless Apricus’ articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if the amended and restated articles of incorporation or amended and restated bylaws are not amended to provide that these provisions do not apply to Apricus or to an acquisition of a controlling interest, or if Apricus’ disinterested stockholders do not confer voting rights in the control shares.
Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These laws generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. Apricus did not make such an election in its original articles of incorporation has not amended its articles of incorporation to so elect.
Nevada law also provides that directors may resist a change or potential change in control if the directors determine that the change is opposed to, or not in the best interests of, the corporation.
COMPARISON OF RIGHTS OF HOLDERS OF APRICUS STOCK AND SEELOS STOCK
Apricus is incorporated under Nevada law and Seelos is incorporated under Delaware law. If the merger is completed, Seelos’ stockholders will become stockholders of Apricus, and their rights will be governed by the NRS, the amended and restated bylaws of Apricus and, assuming Proposal Nos. 2 and 3 are approved by Apricus’ stockholders at the Apricus special meeting, the amended and restated articles of incorporation of Apricus as amended by the amendments thereto attached to this proxy statement/prospectus/information statement as Annex C and Annex D, respectively.
The following table compares the material differences between the rights of Apricus stockholders after the merger and Seelos stockholders before the merger under, in the case of Apricus, Apricus’ articles of incorporation and bylaws, each as amended, and, in the case of Seelos, Seelos’ certificate of incorporation and bylaws, each as amended.
While Apricus and Seelos believe that the summary tables cover the material differences between the rights of their respective stockholders prior to the merger and the rights of Apricus’ stockholders following the merger, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Apricus’ and Seelos’ stockholders and are qualified in their entirety by reference to the NRS and DGCL, respectively, and the various documents of Apricus and Seelos that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus/information statement and the other documents referred to in this proxy statement/prospectus/information statement for a more complete understanding of the differences between being a stockholder of Apricus or Seelos before the merger and being a stockholder of Apricus after the merger. Apricus has filed copies of its current amended and restated articles of incorporation and amended and restated bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus/information statement to you upon your request. Seelos will also send copies of its documents referred to in this proxy statement/prospectus/information statement to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Current Seelos Rights Versus Apricus Rights Post-Merger

Apricus Stockholder Rights (Post-Merger)	Seelos Stockholder Rights (Pre-Merger)

Authorized Capital	The authorized capital stock of Apricus after the merger will be 60,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.	The authorized capital stock of Seelos is 10,000,000 shares of common stock, par value $0.00001 per share.

Number of Directors	The Apricus bylaws provide that the number of directors shall be no less than three, but no more than nine.
Under Delaware law, Seelos must have one or more directors. The Seelos bylaws provide that the number of directors shall be one at the adoption of the bylaws and thereafter set by resolution of the Seelos board of directors. By current action of Seelos’ board of directors, the number of directors has been set at one.

Classes of Directors
Under its articles of incorporation, Apricus’ board of directors is divided into three classes, with a different class being elected annually to three-year terms. The board of directors determines the number of directors that will constitute each class, provided that each class is as nearly equal in number as possible.
The Seelos board of directors is not divided into classes.

Removal of Directors	Under Nevada law, directors may be removed only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.	Under Delaware law, directors may be removed by the holders of a majority of shares then entitled to vote at an election of directors.

Vacancies on the Board of Directors
The Apricus bylaws provide that any vacancies or newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, or by a sole remaining director.

The Seelos bylaws provide that any vacancies or newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors, or by the sole remaining director, except that where the vacancy relates to a specific class or series of stock, the holders of such class or series of stock may override the Seelos board of directors’ action to fill the vacancy by electing their own designee at a meeting of the stockholders or by written consent.

Committees of the Board of Directors
The Apricus bylaws provide that the board of directors may designate one or more committees, each committee to consist of at least one director of Apricus and the name, powers and duties of each such committee shall be prescribed by the board of directors. The Apricus bylaws permit the board of directors to designate an executive committee of not less than two but not more than seven members of the board of directors, one of whom must be the president of Apricus if the president is a director. Such executive committee may exercise all powers of the board of directors between meetings of the board of directors except that the executive committee shall not declare dividends, issue stock, recommend to stockholders any action requiring stockholder approval, change the membership of any committee or discharge a committee. The current committees of the board of directors of Apricus are the Compensation Committee, the Corporate Governance/ Nominating Committee and the Audit Committee.

The Seelos bylaws provide that the Seelos board of directors may designate one or more committees of the board of directors, each comprised of one or more of its members. To the extent provided in a resolution or the bylaws, committees may exercise all of the authority of the board of directors, except no committee may recommend to stockholders any action or matter expressly required to the DGCL to be submitted to stockholder approval or adopt or amend any Seelos bylaw and subject to limitations in Delaware law. There are currently no committees of the board of directors of Seelos.

Stockholder Quorum
The Apricus bylaws provide that the holders of a majority of the outstanding shares of Apricus entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

The Seelos bylaws provide that the holders of a majority of the shares of the stock of Seelos issued and outstanding entitled to vote at such meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders except as otherwise provided by Delaware law or the Seelos certificate of incorporation.

Stockholder Action by Written Consent
The Apricus bylaws provide that any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent is signed by stockholders holding at least a majority of the stockholders entitled to vote with respect to the subject matter, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

The Seelos bylaws provide that any action required to be taken at any annual or special meeting of the stockholders may be effected, without prior notice, by written consent signed by stockholders representing the not less than the minimum number of votes as necessary to take the proposed action.

Advance Notice Requirements for Stockholder Nominations and Other Proposals
Apricus’ bylaws and the charter of the corporate governance/nominating committee allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to the Apricus board of directors, provided that nominations comply with the policies set forth in the charter of the committee which currently require proposals to be timely delivered not less than 90 nor more than 120 days prior to the first anniversary of the mailing date of the proxy statement for the preceding year’s annual meeting of stockholders and accompanied by proper notice as described in the committee charter.
The Seelos bylaws and articles of incorporation do not contain requirements for stockholder nominations.

Advance Notice Requirements for Stockholder Proposals
Apricus’ bylaws allow stockholders to propose business to be brought before an annual meeting of stockholders provided that proposals are timely delivered no less than 60 nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting and otherwise complies with the procedures set forth in the bylaws.

Additionally, Apricus is subject to SEC Rule 14a-8 which allows certain stockholders to propose business to be brought before the annual meeting of stockholders and have such proposal included in Apricus’ proxy statement provided that the stockholder complies with the requirements thereunder.
The Seelos bylaws and articles of incorporation do not contain requirements for stockholder proposals.

Special Meetings of Stockholders
Under Nevada law, unless otherwise provided in the articles of incorporation or bylaws, the entire board of directors, any two directors or the president may call annual and special meetings of the stockholders and directors.

The Apricus articles of incorporation and bylaws provide that a special meeting of the stockholders may be called by the chair of the board of directors, the president of Apricus or the board of directors pursuant to a resolution adopted by the majority of the total number of authorized directors.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the corporation’s certificate of incorporation or bylaws.

The Seelos bylaws provide that special meetings of stockholders may be called by the board of directors, the chairman of the board of directors, the chief executive officer, the president, or by holders of more than 10% of all the shares entitled to vote at the proposed special meeting.

Amendment of Articles/Certificate of Incorporation
The Apricus articles of incorporation provides that Apricus reserves the right to amend or repeal any provision contained in its articles of incorporation in the manner prescribed by Nevada law except the amendment or repeal of certain provisions of the Apricus articles of incorporation require approval by holders of at least 66 and 2/3% of the voting power of then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Under Nevada law, amendment of the Apricus articles of incorporation requires the approval by the board of directors and the holders of a majority of the voting power of the outstanding shares of each class entitled to vote on such matters, however, if a proposed amendment would adversely alter or change any preference or right to given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof.

Under Delaware law, a majority of the outstanding stock entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class is required to effect an amendment to the certificate of incorporation.

Amendment of Bylaws	Both the Apricus stockholders and the board of directors may amend or repeal the Apricus bylaws.	Both the Seelos stockholders and board of directors may amend or repeal the Seelos bylaws.

Indemnification and Liability Exculpation of Directors and Officers
The Apricus bylaws and articles of incorporation provide that, to the fullest extent permitted by Nevada law, Apricus shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding, so long as such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to criminal proceedings, had no reasonable caused to believe his conduct was unlawful.

Pursuant to NRS 78.7502, indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Further, NRS 78.751(3)(a) provides that indemnification, unless ordered by a court pursuant to statute, may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

The Seelos bylaws and certificate of incorporation provides that Seelos shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding.

Under Delaware law, the determination to indemnify based on such requirements shall be made by the stockholders, the board of directors by a majority vote consisting of directors who were not parties to such action, suit or proceeding, by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion.

Restrictions on Transfer	Apricus’ articles of incorporation and bylaws do not contain any restrictions on the transfer of its common stock.
The Seelos bylaws provide that no stockholder may sell, transfer, assign, pledge, or otherwise dispose of or encumber any shares of common stock without prior written consent of Seelos by authorized resolution of the board of directors, subject to certain exceptions.

PRINCIPAL STOCKHOLDERS OF APRICUS
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement do not give effect to the Apricus Reverse Stock Split.
The following table sets forth information with respect to the beneficial ownership, as of August 15, 2018, of Apricus common stock by (a) each of Apricus' named executive officers and current directors individually, (b) Apricus'

current directors and executive officers as a group and (c) each holder of more than 5% of the outstanding Apricus common stock.
Beneficial ownership and percentage ownership are determined in accordance with the Rule 13d-3 of the Exchange Act. Under these rules, shares of Apricus common stock issuable under stock options or warrants that are exercisable within 60 days of August 15, 2018 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrant(s), but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated and subject to applicable community property laws, to Apricus' knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of Apricus common stock, except for those jointly owned with that person’s spouse.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class (%)(1)

Armistice Capital Master Fund, Ltd. (2)	5,827,160	22.31%
Sabby Volatility Warrant Master Fund, Ltd. (3)	2,700,000	11.09%
Iroquois Capital Management, LLC (4)	2,158,455	8.91%
Sarissa Capital Management LP (5)	2,120,361	8.79%
Directors and Executive Officers (6)
Richard W. Pascoe (7)	198,210	*
Brian T. Dorsey (8)	73,705	*
Neil Morton (9)	68,347	*
Kleanthis G. Xanthopoulos, Ph.D. (10)	71,944	*
Wendell Wierenga, Ph.D. (11)	50,792	*
Sandford D. Smith (12)	50,079	*
Russell Ray (13)	48,324	*
Paul V. Maier (14)	45,873	*
All current executive officers and directors as a group (eight persons) (15)	607,274	2.55%

*	Less than one percent.

(1)	Percentage ownership is calculated based on a total of 23,441,449 shares of Apricus common stock issued and outstanding as of August 15, 2018.

(2)
Represents shares of Apricus common stock beneficially owned by Armistice Capital Master Fund, Ltd. (“Armistice Capital Master Fund”) at December 31, 2017, as indicated in the entity’s Schedule 13G/A filed with the SEC on February 14, 2018, plus (i) 2,300,000 shares and warrants to purchase up to 1,150,000 shares issued in an April 2018 public offering, (ii) warrants to purchase up to 723,589 shares issued in a September 2017 private placement and (iii) warrants to purchase up to 803,571 shares issued in an April 2017 public offering. The beneficial ownership table does not give effect to an issuance limitation prohibiting Armistice Capital Master Fund from exercising its warrants to the extent that such exercise would result in aggregate beneficial ownership by such holder, together with any of its affiliates, of more than 9.99% of the Apricus common stock then issued and outstanding. Armistice Capital, LLC is an investment manager to Armistice Capital Master Fund and Steven J. Boyd, the chief investment officer of Armistice Capital, LLC, may be deemed to have voting and investment power with respect to the securities held by Armistice Capital Master Fund. Armistice Capital Master Fund’s beneficial ownership includes warrants to purchase up to 2,677,160 shares. The principal business address of (i) Armistice Capital Master Fund is c/o dms Corporate Services Ltd., 20 Genesis Close, P.O. Box 314, Grand Cayman KY1-1104, Cayman Islands, (ii) Armistice Capital, LLC is 510 Madison Avenue, 22nd Floor, New York, NY 10022 and (iii) Steven Boyd is c/o Armistice Capital, LLC, 510 Madison Avenue, 22nd Floor, New York, NY 10022.

(3)
Represents shares of Apricus common stock beneficially owned by Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Fund”) at March 28, 2018, as indicated in the entity’s Schedule 13G filed with the SEC on March 29, 2018, plus warrants to purchase up to 900,000 shares issued in an April 2018 public offering. The beneficial ownership table does not give effect to an issuance limitation prohibiting Sabby Fund from exercising its warrants to the extent that such exercise would result in aggregate beneficial ownership by such holder, together with any of its affiliates, of more than 9.99% of the Apricus common stock then issued and outstanding. Sabby Management, LLC (“Sabby Management”) and Mr. Hal Mintz do not directly own any shares of Apricus common stock, but Sabby Management indirectly owns shares of Apricus common stock because it serves as the investment manager of Sabby Fund and Mr. Mintz indirectly owns shares of Apricus common stock in his capacity as manager of Sabby Management. Sabby’s beneficial ownership includes warrants to purchase up to 900,000 shares. The principal business address of (i) Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay Grand Cayman KY1-9007, Cayman Islands, (ii) Sabby Management, LLC is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458 and (iii) Hal Mintz is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.

(4)
Represents shares of Apricus common stock beneficially owned by Iroquois Capital Management, LLC and Iroquois Master Fund, Ltd. (collectively “Iroquois”) at December 31, 2017, as indicated in the entity’s Schedule 13G/A filed with the SEC on February 14, 2018, plus 500,000 shares and warrants to purchase up to 250,000 shares issued in an April 2018 public offering. Iroquois Capital Management, LLC is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC has voting control and investment discretion over securities held by Iroquois Master Fund, Ltd. As President of Iroquois Capital Management, LLC, Richard Abbe makes voting and investment decisions on behalf of Iroquois Capital Management, LLC in his capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Capital Management, LLC and Iroquois Master Fund Ltd. Iroquois’ beneficial ownership includes warrants to purchase up to 771,430 shares. The principal business address of Iroquois is 205 East 42nd Street, 20th Floor, New York, NY 10017.

(5)
Represents shares of Apricus common stock beneficially owned by Sarissa Capital Management LP (“Sarissa Management”) at January 31, 2018, as indicated in the entity’s Schedule 13D/A filed with the SEC on January 31, 2018. The shares of Apricus common stock are owned by Sarissa Management, Alexander J. Denner, the Chief Investment Officer of Sarissa Management and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore”). Sarissa Management’s beneficial ownership includes warrants to purchase up to 672,455 shares and as reported in the entity’s Schedule 13D/A filed with the SEC on June 22, 2018, the warrant price was reduced from $0.71 per share to $0.42 per share. The principal business address of (i) each of Sarissa Management and Dr. Denner is c/o Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, CT 06830 and (ii) Sarissa Offshore is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

(6)	Unless otherwise indicated, the address for each of Apricus' executive officers and directors is c/o 11975 El Camino Real, Suite 300, San Diego, California, 92130.

(7)	Includes 142,088 shares issuable upon exercise of stock options and 1,750 shares issuable upon exercise of warrants exercisable within 60 days of August 15, 2018.

(8)	Includes 37,088 shares issuable upon exercise of stock options exercisable within 60 days of August 15, 2018.

(9)	Includes 38,547 shares issuable upon exercise of stock options exercisable within 60 days of August 15, 2018.

(10)
Includes 34,868 shares issuable upon exercise of stock options exercisable within 60 days of August 15, 2018 and 24,575 shares of Apricus common stock held jointly in a trust controlled by Dr. Xanthopoulos.

(11)
Includes 26,668 shares issuable upon exercise of stock options exercisable within 60 days of August 15, 2018 and 15,373 shares of Apricus common stock held jointly in a trust controlled by Dr. Wierenga.

(12)	Includes 24,637 shares issuable upon exercise of stock options exercisable within 60 days of August 15, 2018.

(13)	Includes 22,368 shares issuable upon exercise of stock options and 250 shares issuable upon exercise of warrants exercisable within 60 days of August 15, 2108.

(14)	Includes 23,268 shares issuable upon exercise of stock options exercisable within 60 days of August 15, 2018.

(15)	Includes 349,532 shares issuable upon exercise of stock options and 2,000 shares issuable upon exercise of warrants exercisable within 60 days of August 15, 2018.

PRINCIPAL STOCKHOLDERS OF SEELOS
The following table sets forth certain information with respect to the beneficial ownership of Seelos’ common stock as of July 30, 2018 for:

•	each of Seelos’ directors;

•	each of Seelos’ executive officers;

•	all of Seelos’ current directors and executive officers as a group; and

•	each person or group who beneficially owned more than 5% of Seelos’ common stock.
Beneficial ownership has been determined in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to Seelos’ knowledge, the person named in the table has sole voting and sole investment power with respect to all shares that he beneficially owned, subject to community property laws where applicable.
Seelos has based its calculation of the percentage of beneficial ownership on 4,000,000 shares of Seelos’ common stock outstanding as of July 30, 2018.
The address of the beneficial owner listed in the table below is c/o Seelos Therapeutics, Inc., 209 Lukes Wood Road, New Canaan, CT 06840.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders:
Raj Mehra, Ph.D.(1)	4,000,000	100%
Directors and Executive Officers:
Raj Mehra, Ph.D.(1)	4,000,000	100%
All current directors and executive officers as a group (1 person)	4,000,000	100%
_________________

(1)	Consists of 4,000,000 shares of Seelos’ common stock held directly by Dr. Mehra.
PRINCIPAL STOCKHOLDERS OF COMBINED ORGANIZATION
Except where specifically noted, the following information does not give effect to the Apricus Reverse Stock Split described in Apricus Proposal No. 2.
The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined organization upon consummation of the merger, assuming the closing of the merger occurred on , by:

•	each director and named executive officer of the combined organization’s;

•	all of the combined organization’s directors and executive officers as a group; and

•
each person or group who is known to the management of Apricus or Seelos to become the beneficial owner of more than 5% of the common stock of the combined organization upon the consummation of the merger.

Unless otherwise indicated in the footnotes to this table, Apricus and Seelos believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.
The following table assumes the vesting and issuance of all outstanding RSUs of Apricus common stock prior to the closing of the merger and that Apricus will have  shares of common stock outstanding as of following the issuance of such RSUs. Immediately prior to the merger, Seelos will have shares of common stock outstanding. Upon the closing of the merger, the shares of Seelos common stock will be converted into the right to receive an aggregate of shares of Apricus common stock, and, assuming the exercise of all outstanding options to purchase shares of Apricus common stock prior to the closing of the merger, there will be a total of approximately shares of Apricus common stock outstanding upon the closing of the merger, not giving effect to the Apricus Reverse Stock Split.

The following table does not give effect to the one-for-   reverse stock split of Apricus common stock proposed to be implemented prior to the closing of the merger. Shares of Apricus common stock that may be acquired by an individual or group within 60 days of August 15, 2018, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of Apricus common stock of any other person shown in the table. The address of the beneficial owner listed in the table below after the Effective Time will be c/o Seelos Therapeutics, Inc., 209 Lukes Wood Road, New Canaan, CT 06840.

5% Stockholders	Number of Shares	Options, RSUs and Warrants Exercisable Within 60 days	Approximate % Owned
Raj Mehra, Ph.D.
Richard Pascoe
Robin L. Smith, M.D.
Daniel J. O’Connor, J.D.
Brian Lian, Ph.D.
All current executive officers and directors as a group (five persons)
LEGAL MATTERS
Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada, will pass on the validity of Apricus common stock offered by this proxy statement/prospectus/information statement. The material U.S. federal income tax consequences of the merger will be passed upon for Apricus by Latham & Watkins LLP, San Diego, California and for Seelos by Paul Hastings LLP, Palo Alto, California.
EXPERTS
The consolidated financial statements of Apricus Biosciences, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017 included in this proxy statement/prospectus/information statement in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding our ability to continue as a going concern), given on the authority of said firm as experts in accounting and auditing.
The financial statements of Seelos Therapeutics, Inc. as of December 31, 2017 and 2016, and for the year ended December 31, 2017 and the period from June 1, 2016 (inception) to December 31, 2016, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2017 financial statements contains an explanatory paragraph that states that Seelos Therapeutics, Inc.’s recurring losses from operations and net capital deficiency raises substantial doubt about the entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
Apricus files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Apricus files at the SEC public reference room at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Apricus SEC filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at http://www.sec.gov.
As of the date of this proxy statement/prospectus/information statement, Apricus has filed a registration statement on Form S-4 to register with the SEC Apricus common stock that Apricus will issue to Seelos’ stockholders in the merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of Apricus, as well as a proxy statement of Apricus for its special meeting and an information statement for the purpose of Seelos for its written consent.
Apricus has supplied all information contained in this proxy statement/prospectus/information statement relating to Apricus, and Seelos has supplied all information contained in this proxy statement/prospectus/information statement relating to Seelos.
If you would like to request documents from Apricus or Seelos, please send a request in writing or by telephone to either Apricus or Seelos at the following addresses:

Apricus Biosciences, Inc. 11975 El Camino Real Suite 300 San Diego, California 92130 Attn: Secretary (858) 222-8041	Seelos Therapeutics, Inc. 209 Lukes Wood Road New Canaan, CT 06840 Attn: Dr. Raj Mehra (646)-998-6475
TRADEMARK NOTICE
“Apricus Biosciences, Inc.,” “Apricus,” “Vitaros,” “RayVa,” the Apricus logo and other trademarks, service marks and trade names of Apricus are unregistered marks of Apricus in the United States and other jurisdictions. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.
OTHER MATTERS
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act requires Apricus’ executive officers, directors and persons who beneficially own greater than 10% of a registered class of its equity securities to file certain reports with the SEC with respect to ownership and changes in ownership of the Apricus common stock and Apricus’ other equity securities.
To Apricus’ knowledge, based solely on its review of the copies of such reports filed with the SEC, its officers, directors and greater than 10% stockholders timely complied with these Section 16(a) filing requirements during the fiscal year ended December 31, 2017, other than one late Form 4 filed on March 24, 2017 by each of its officers.
Stockholder Proposals
Stockholder proposals will be considered for inclusion in the proxy statement for the Apricus 2019 annual meeting in accordance with Rule 14a-8 under the Exchange Act, if they are received by Apricus’ Secretary, on or before December 14, 2018.
Stockholders who intend to present a proposal or director nominee at the Apricus 2019 annual meeting of stockholders without inclusion of such proposal in Apricus' proxy materials for the 2019 annual meeting are required to provide notice of such proposal within the time periods and in the manner set forth in Apricus’ bylaws and the Charter of the Corporate Governance/Nominating Committee, a copy of which is available on Apricus’ corporate website at www.apricusbio.com. Proposals of business to be conducted at the 2019 annual meeting, other than nominations for election of directors, must be submitted between February 14, 2019 and March 16, 2019, which are 90 and 60 days prior to the first anniversary of the Apricus 2018 annual meeting, provided, however, that in the event that the date of the pending annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, such submission must be delivered not earlier than the 90th day prior to such pending annual meeting and not later than the close of business on the later of the 60th day prior to such pending annual meeting or the 10th day following the day on which a public announcement of the date of such annual meeting is first made. Director nominees must be submitted between December 14, 2018 and January 13, 2019, which are 120 and 90 days prior to the anniversary of the mailing date of the proxy materials for the 2018 Annual Meeting, provided that if the date of the 2019 annual meeting is advanced by more than 30 days or delayed by more than 60 days, notice must be delivered within 10 days after announcement of the 2019 annual meeting date is first made. Apricus reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.
Proposals and notices of intention to present proposals at the Apricus 2019 annual meeting should be addressed to the Secretary of Apricus Biosciences, Inc., 11975 El Camino Real, Suite 300, San Diego, California, 92130.
Communication with Apricus’ Board of Directors
In accordance with Apricus policies regarding communication to members of Apricus’ board of directors, stockholders may communicate with such members by sending an email to the board of directors at board@apricus.com. The Chairman monitors such communications and forwards the communications to the appropriate director or directors to whom the communication is addressed. If a communication is addressed to the Chair of the Audit Committee or the non-management or independent members of the board of directors, the communication will only be shared with management upon the instruction of the Chair of the Audit Committee. Where the nature of the communication is determined in good faith by the Chairman to be frivolous, hostile, threatening, illegal or similarly unsuitable or unrelated to the duties and responsibilities of the board of directors, the Chairman is not required to forward the communication.

APRICUS BIOSCIENCES, INC.

PAGE
Report of Independent Registered Public Accounting Firm	F-A-2
Financial Statements:
Consolidated Balance Sheets as of December 31, 2017 and 2016	F-A-3
Consolidated Statements of Operations for the years ended December 31, 2017 and 2016	F-A-4
Consolidated Statements of Cash Flows for the years ended December 31, 2017 and 2016	F-A-5
Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2017 and 2016	F-A-7
Notes to the Consolidated Financial Statements	F-A-8

F-A-1

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Apricus Biosciences, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Apricus Biosciences, Inc. (the “Company”) and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Going Concern Uncertainty
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP
We have served as the Company's auditor since 2015.
San Diego, California

March 1, 2018

F-A-2

Apricus Biosciences, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2017	December 31, 2016
Assets
Current assets
Cash	$6,331	$2,087
Prepaid expenses and other current assets	261	177
Current assets of discontinued operations	—	1,370
Total current assets	6,592	3,634
Property and equipment, net	79	164
Other long term assets	35	60
Noncurrent assets of discontinued operations	—	842
Total assets	$6,706	$4,700

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$58	$763
Accrued expenses	650	1,333
Accrued compensation	863	614
Deferred revenue	12	—
Note payable, net	—	6,650
Current liabilities of discontinued operations	—	1,934
Total current liabilities	1,583	11,294
Warrant liabilities	694	846
Other long term liabilities	58	76
Total liabilities	2,335	12,216

Commitments and contingencies (note 10)
Stockholders’ equity (deficit)
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2017 and 2016	—	—
Common stock, $.001 par value, 30,000,000 shares authorized, 15,217,231 and 7,733,205 issued and outstanding as of December 31, 2017 and 2016, respectively	15	8
Additional paid-in-capital	320,343	308,784
Accumulated deficit	(315,987)	(316,308)
Total stockholders’ equity (deficit)	4,371	(7,516)
Total liabilities and stockholders’ equity (deficit)	$6,706	$4,700

The accompanying notes are an integral part of these consolidated financial statements.

F-A-3

Apricus Biosciences, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	For the Years Ended December 31,
	2017	2016
Operating expense
Research and development	$3,463	$5,880
General and administrative	7,210	7,778
Loss on disposal of assets	2	14
Total operating expense	10,675	13,672
Loss before other income (expense)	(10,675)	(13,672)
Other income (expense)
Interest expense, net	(83)	(983)
Change in fair value of warrant liabilities	(646)	7,479
Loss on extinguishment of debt	(422)	—
Other financing expenses	—	(461)
Other income (expense), net	77	(22)
Total other income (expense)	(1,074)	6,013
Loss from continuing operations	(11,749)	(7,659)
Income from discontinued operations	12,070	226
Net income (loss)	$321	$(7,433)
Total earnings (loss) per share
Continuing operations	$(0.99)	$(1.18)
Discontinued operations	$1.01	$0.03
Total earnings (loss) per share	$0.02	$(1.15)

Weighted average common shares outstanding used for basic and diluted earnings (loss) per share	11,892	6,517
The accompanying notes are an integral part of these consolidated financial statements.

F-A-4

Apricus Biosciences, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the Year Ended December 31,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$321	$(7,433)
Net income from discontinued operations	12,070	226
Net loss from continuing operations	(11,749)	(7,659)
Adjustments to reconcile net income (loss) to net cash used in operating activities from continuing operations:
Depreciation and amortization	117	106
Non-cash interest expense	56	362
Stock-based compensation expense	1,138	1,747
Warrant liabilities revaluation	646	(7,479)
Other financing expenses	—	461
Loss on debt extinguishment	422	—
Other	2	10
Changes in operating assets and liabilities from continuing operations:
Prepaid expenses and other current assets	(84)	408
Other assets	25	40
Accounts payable	(705)	45
Accrued expenses	(681)	(1,340)
Accrued compensation	249	(360)
Other liabilities	(7)	(121)
Net cash used in operating activities from continuing operations	(10,571)	(13,780)
Cash flows from investing activities from continuing operations:
Purchase of fixed assets, net	—	(18)
Proceeds from the sale of property and equipment	—	3
Release of restricted cash	—	280
Net cash provided by investing activities from continuing operations	—	265
Cash flows from financing activities from continuing operations:
Issuance of common stock and warrants	10,733	14,762
Issuance costs related to common stock and warrants	(1,392)	(641)
Repayment of notes payable	(7,129)	(3,113)
Proceeds from exercise of warrants	289	—
Repayment of capital lease obligations	—	(5)
Net cash provided by financing activities from continuing operations	2,501	11,003
Cash flows from discontinued operations:
Net cash (used in) provided by operating activities of discontinued operations	105	712
Net cash provided by investing activities of discontinued operations	12,209	—
Net cash provided by discontinued operations	12,314	712

F-A-5

Net increase (decrease) in cash	4,244	(1,800)
Cash, beginning of period	2,087	3,887
Cash, end of period	$6,331	$2,087

Supplemental disclosure of cash flow information:
Cash paid for interest	$92	$646
Cash paid for income taxes	$—	$6
Non-cash investing and financing activities:
Reclassification of warrant liabilities to equity	$798	$—
Issuance of placement agent warrants	$287	$103
Issuance of restricted stock	$—	$249
Accrued transaction costs for financing activities	$—	$(236)
The accompanying notes are an integral part of these consolidated financial statements.

F-A-6

Apricus Biosciences, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(In thousands)

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit		Total Stockholders’ (Deficit) Equity
Balance as of December 31, 2015	5,042	$5	$298,926	$(308,875)		$(9,944)
Stock-based compensation expense	—	—	1,747	—		1,747
Issuance of restricted stock units to settle bonus liability	—	—	249	—		249
Issuance of common stock and warrants, net of offering costs	2,691	3	7,862	—		7,865
Net loss	—	—	—	(7,433)		(7,433)
Balance as of December 31, 2016	7,733	8	308,784	(316,308)		(7,516)
Stock-based compensation expense	—	—	1,138	—		1,138
Issuance of common stock due to the vesting of restricted stock units, net of shares withheld to cover taxes	131	—	—	—		—
Issuance of common stock and warrants	7,353	7	10,726	—		10,733
Issuance costs related to common stock and warrants	—	—	(1,392)	—		(1,392)
Proceeds from exercise of warrants	—	—	289	—		289
Reclassification of warrant liabilities to equity	—	—	798	—	—	798
Net income	—	—	—	321		321
Balance as of December 31, 2017	15,217	$15	$320,343	$(315,987)		$4,371

The accompanying notes are an integral part of these consolidated financial statements.

F-A-7

Apricus Biosciences, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Apricus Biosciences, Inc. and Subsidiaries (“Apricus” or the “Company”) is a Nevada corporation that was initially formed in 1987. The Company is a biopharmaceutical company focused on the development of innovative product candidates in the areas of urology and rheumatology. The Company has two product candidates: Vitaros, a product candidate in the United States for the treatment of erectile dysfunction (“ED”), which the Company in-licensed from Warner Chilcott Company, Inc., now a subsidiary of Allergan; and RayVa, a product candidate which has completed a Phase 2a clinical trial for the treatment of Raynaud’s Phenomenon, secondary to scleroderma, for which the Company owns worldwide rights.
On February 15, 2018, the U.S. Food and Drug Administration (“FDA”), issued a complete response letter (the “2018 CRL”) for the new drug application (“NDA”) for Vitaros. In March 2018, the Company plans to request a meeting with the FDA to further clarify the deficiencies raised in the 2018 CRL and to assess the best path forward for a potential approval of Vitaros. Based on FDA guidelines, the Company expects this meeting to take place within 30 days of the FDA receiving the request, or April 2018.
Basis of Presentation and Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of these consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s most significant estimates relate to the valuation of stock based compensation, the valuation of its warrant liabilities, the impairment of long-lived assets and valuation allowances for the Company’s deferred tax assets. The Company’s actual results may differ from these estimates under different assumptions or conditions.
Liquidity
The accompanying consolidated financial statements have been prepared on a basis which assumes the Company is a going concern and that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Although the Company reported net income of approximately $0.3 million for the year ended December 31, 2017, the Company had an accumulated deficit of approximately $316.0 million as of December 31, 2017. As of December 31, 2017, the Company had a cash balance of approximately $6.3 million. The Company’s history and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company has principally been financed through the sale of its common stock and other equity securities, debt financings, up-front payments received from commercial partners for the Company’s products under development, and through the sale of assets.

On September 10, 2017, the Company entered into a Securities Purchase Agreement (the “September 2017 SPA”) with certain investors for net proceeds of approximately $3.1 million, after deducting commissions and estimated offering expenses payable by the Company. Pursuant to the agreement, the Company sold 2,136,614 shares of the Company’s common stock at a purchase price of $1.73 per share, and warrants to purchase up to 1,068,307 shares of common stock in a private placement. The warrants were exercisable upon closing, or on September 13, 2017, at an exercise price equal to $1.67 per share of common stock and are exercisable for two and one half years from that date. In addition, the Company issued warrants to purchase up to 106,831 shares of common stock (the “September 2017 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC (“H.C. Wainwright”). The September 2017 Placement Agent Warrants

F-A-8

were exercisable upon closing at an exercise price of $2.16 per share, and also expire two and one half years from the closing date.

On April 26, 2017, the Company completed an underwritten public offering (the “April 2017 Financing”) for net proceeds of approximately $5.9 million, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. Pursuant to the underwriting agreement with H.C. Wainwright, the Company sold to H.C. Wainwright an aggregate of 5,030,000 units. Each unit consisted of one share of common stock and one warrant to purchase 0.75 of a share of common stock, sold at a public offering price of $1.40 per unit. At the time of the offering closing, the Company did not have a sufficient number of authorized common stock to cover shares of common stock issuable upon the exercise of the warrants. The sufficient number of authorized common stock became available on May 17, 2017 when the Company received stockholder approval of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock (the “Charter Amendment”) and the Charter Amendment became effective on that date. The warrants will expire five years from May 17, 2017, the date the warrants became exercisable, and the exercise price of the warrants is $1.55 per share of common stock. In connection with this transaction, the Company issued to H.C. Wainwright warrants to purchase up to 251,500 shares of common stock (the “Underwriter Warrants”). The Underwriter Warrants have substantially the same terms as the warrants sold concurrently to the investors in the offering, except that the Underwriter Warrants have a term of five years from the effective date of the related prospectus, or April 20, 2017, and an exercise price of $1.75 per share. The common shares, warrants and warrant shares were issued and sold pursuant to an effective registration statement on Form S-1, which was previously filed with the SEC and declared effective on April 20, 2017, and a related prospectus.

On April 20, 2017, the Company entered into a warrant amendment with the holders of the Company’s warrants to purchase common stock of the Company, issued in a financing in September 2016, pursuant to which, among other things, (i) the exercise price of the warrants was reduced to $1.55 per share (the exercise price of the warrants sold in the April 2017 Financing), and (ii) the date upon which such warrants became exercisable was changed to the effective date of the Charter Amendment, or May 17, 2017.
On March 8, 2017, the Company entered into an asset purchase agreement (the “Ferring Asset Purchase Agreement”) with Ferring International Center S.A. (“Ferring’), pursuant to which it sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services. The Company used approximately $6.6 million of the proceeds from the sale to repay all outstanding amounts due and owed, including applicable termination fees, under its Loan and Security Agreement (the “Credit Facility”) with Oxford Finance LLC (“Oxford”) and Silicon Valley Bank (“SVB”) (Oxford and SVB are referred to together as the “Lenders”).
The Company currently has an effective shelf registration statement on Form S-3 filed with the Securities and Exchange Commission (“SEC”) under which it may offer from time to time any combination of debt securities, common and preferred stock and warrants. As of December 31, 2017, the Company had approximately $100.0 million available under its Form S-3 shelf registration statement. Under current SEC regulations, at any time during which the aggregate market value of the Company’s common stock held by non-affiliates (“public float”), is less than $75.0 million, the amount it can raise through primary public offerings of securities in any twelve-month period using shelf registration statements is limited to an aggregate of one-third of the Company’s public float. SEC regulations permit the Company to use the highest closing sales price of the Company’s common stock (or the average of the last bid and last ask prices of the Company’s common stock) on any day within 60 days of sales under the shelf registration statement. As the Company’s public float was less than $75.0 million as of December 31, 2017, the Company’s usage of its S-3 shelf registration statement is limited. The Company still maintains the ability to raise funds through other means, such as through the filing of a registration statement on Form S-1 or in private placements. The rules and regulations of the SEC or any other regulatory agencies may restrict the Company’s ability to conduct certain types of financing activities, or may affect the timing of and amounts it can raise by undertaking such activities.
The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and

F-A-9

classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

The Company’s future liquidity and capital funding requirements will depend on numerous factors, including:

•	its ability to raise additional funds to finance its operations;

•
the outcome of the Company’s meeting with the FDA that it plans to request regarding the Vitaros NDA resubmission and its ability to overcome deficiencies raised in the 2018 CRL, if the Company believes it’s commercially reasonable to do so;

•	its ability to maintain compliance with the listing requirements of The Nasdaq Capital Market (“Nasdaq”);

•	the outcome, costs and timing of clinical trial results for the Company’s current or future product candidates;

•	the extent and amount of any indemnification claims made by Ferring under the Ferring Asset Purchase Agreement;

•	litigation expenses;

•	the emergence and effect of competing or complementary products;

•
its ability to maintain, expand and defend the scope of its intellectual property portfolio, including the amount and timing of any payments the Company may be required to make, or that it may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	its ability to retain its current employees and the need and ability to hire additional management and scientific and medical personnel;

•	the terms and timing of any collaborative, licensing or other arrangements that it has or may establish;

•	the trading price of its common stock; and

•	its ability to increase the number of authorized shares outstanding to facilitate future financing events.

In May 2016, the Company received notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price for its Common Stock had been below $1.00 per share for the previous thirty (30) consecutive business days. In October 2016, the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) by effecting a 1-for-10 reverse stock split of its common stock.
In June 2016, the Company received notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(b)(2) because the market value of the Company’s listed securities (“MVLS”) was below $35 million for the previous thirty (30) consecutive business days and in November 2016, the Company received a further notice from Nasdaq that it was subject to delisting for failing to meet the continued listing requirements in Rule 5550(b)(2). Such delisting was stayed when the Company requested a hearing with the Nasdaq hearings panel, after which the Company was granted a grace period to regain compliance. Under Rule 5550(b)(2), compliance can be achieved in several ways, including meeting the $35 million MVLS requirement, maintaining a stockholder’s equity value of at least $2.5 million or having net income of at least $500,000 for two of the last three fiscal years. On May 2, 2017, the Company was notified that it had evidenced full compliance with all criteria for continued listing on the Nasdaq Capital Market, including the minimum stockholders’ equity requirement.
Notwithstanding the proceeds from the closing of the Ferring Asset Purchase Agreement and the proceeds from the April 2017 and September 2017 financings, in order to fund its operations during the next twelve months from the issuance date of the financial statements contained herein, the Company may need to raise substantial additional funds through one or more of the following: issuance of additional debt or equity, or the completion of a licensing transaction for one or more of the Company’s pipeline assets. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. This could affect future development and business activities and potential future clinical studies and/or other future ventures. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of the Company’s existing stockholders.
Fair Value of Financial Instruments
The Company’s financial instruments consist principally of accounts payable, accrued expenses, and historically, its Credit Facility with the Lenders.

F-A-10

The carrying amounts of financial instruments such as accounts receivable, accounts payable and accrued expenses approximate their related fair values due to the short-term nature of these instruments.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. The Company estimates useful lives as follows:

•	Machinery and equipment: three to five years

•	Furniture and fixtures: ten years

•	Computer software: five years
Amortization of leasehold improvements and capital lease equipment is provided on a straight-line basis over the shorter of their estimated useful lives or the lease term. The costs of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred (see note 5 for further details).
Leases
Leases are reviewed and classified as capital or operating at their inception. Historically, the Company recorded rent expense associated with its operating lease on a straight-line basis over the term of the lease. The difference between rent payments and straight-line rent expense was recorded as deferred rent in accrued liabilities. In January 2018, the Company subleased a portion of its office space. During the first quarter of 2018, the Company will record a liability for the present value of the remaining lease due, offset by the sublease income reasonably expected over the remaining term of the lease.
Fair Value Measurements
The Company determines the fair value measurements of applicable assets and liabilities based on a three-tier fair value hierarchy established by accounting guidance and prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company’s common stock warrant liabilities are measured and disclosed at fair value on a recurring basis, and are classified within the Level 3 designation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The following table presents the Company’s fair value hierarchy for its warrant liabilities measured at fair value on a recurring basis (in thousands) as of December 31, 2017 and December 31, 2016:

Warrant liabilities	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Balance as of December 31, 2017	$0	$0	$694	$694
Balance as of December 31, 2016	0	$0	$846	$846

The common stock warrant liabilities are recorded at fair value using the Black-Scholes option pricing model. The following assumptions were used in determining the fair value of the common stock warrant liabilities valued using the Black-Scholes option pricing model as of December 31, 2017 and December 31, 2016:

F-A-11

	December 31, 2017	December 31, 2016
Risk-free interest rate	2.2%-2.2%	1.64%-1.99%
Volatility	89%-89.41%	77.25%-81.03%
Dividend yield	0%	0%
Expected term	5.04-5.17	4.75-6.17
Weighted average fair value	$0.80	$0.49

The following table is a reconciliation for the common stock warrant liabilities measured at fair value using Level 3 unobservable inputs (in thousands):

Warrant liabilities
Balance as of December 31, 2016	$846
Change in fair value measurement of warrant liability	646
Warrant liability reclassified to stockholders' equity	(798)
Balance as of December 31, 2017	$694

Of the inputs used to value the outstanding common stock warrant liabilities as of December 31, 2017, the most subjective input is the Company’s estimate of expected volatility of its common stock.
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon future cash flows or appraised values, depending on the nature of the asset. The Company recognized no impairment losses during either of the periods presented within its financial statements.
Debt Issuance Costs
Historically, amounts paid related to debt financing activities were presented in the balance sheet as a direct deduction from the debt liability.
Warrant Liabilities
The Company’s outstanding common stock warrants issued in connection with its February 2015 and January 2016 financings are classified as liabilities in the accompanying consolidated balance sheets as they contain provisions that are considered outside of the Company’s control, such as requiring the Company to maintain active registration of the shares underlying such warrants. The warrants were recorded at fair value using the Black-Scholes option pricing model. The fair value of these warrants is re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying consolidated statements of operations.
The warrants issued in connection with the September 2016 financing were reclassified from warrant liabilities to stockholders’ equity as a result of an amendment to such warrants executed as part of the April 2017 Financing. The warrants issued in September 2016 were amended so that, under no circumstance or by any event outside of the Company’s control, can these awards be cash settled. As a result, such warrants are no longer accounted for as liabilities.
The Company has issued other warrants that have similar terms whereas under no circumstance or by any event outside of the Company’s control may the shares be settled in cash. As such, these warrants are equity-classified. See note 7 for further details.

F-A-12

Research and Development
Research and development costs are expensed as incurred and include the cost of compensation and related expenses, as well as expenses for third parties who conduct research and development on the Company’s behalf, pursuant to development and consulting agreements in place.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company also follows the provisions of accounting for uncertainty in income taxes which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.
Income (Loss) Per Common Share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the same period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares and common equivalent shares outstanding during the same period. Common equivalent shares may be related to stock options, restricted stock units, or warrants. The Company excludes common stock equivalents from the calculation of diluted net income (loss) per share when the effect is anti-dilutive.

The following securities that could potentially decrease net income (loss) per share in the future are not included in the determination of diluted income (loss) per share as their effect is anti-dilutive (in thousands):

	Year Ended December 31,
	2017	2016
Outstanding stock options	368	415
Outstanding warrants	7,084	2,318
Restricted stock units	718	115
	8,170	2,848
Stock-Based Compensation
The estimated grant date fair value of stock options granted to employees and directors is calculated based upon the closing stock price of the Company’s common stock on the date of the grant and recognized as stock-based compensation expense over the expected service period, which is typically approximated by the vesting period. The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The value of restricted stock unit grants is calculated based upon the closing stock price of the Company’s common stock on the date of the grant.
Segment Information
The Company operates under one segment which develops pharmaceutical products.

F-A-13

Geographic Information
Revenues by geographic area for the Company’s operations are as follows (in thousands):

	Year Ended December 31,
	2017	2016
Europe (1)(2)	$364	$5,093
Canada(1)	142	570
Asia Pacific (1)(2)	0	100
Other(1)(2)	5	0
	$511	$5,763
(1)As a result of the Ferring Asset Purchase Agreement, all revenues have been reflected as discontinued operations in the statement of operations for all periods presented.

(2)
Amounts included have not been broken out by country as it is impractical to do so given the nature and structure of the license agreements which cover multiple countries and/or territories. The basis for attributing product sales and royalty revenues from external customers to individual countries was based on the geographic location of the end user customer.

All of the Company’s net long-lived assets were located in the United States as of December 31, 2017. As of December 31, 2016, approximately $0.7 million of the Company’s net long-lived assets were located in Canada and the remainder were located in the United States.
Recent Accounting Pronouncements
In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which provided clarity on which changes to the terms or conditions of share-based payment awards require an entity to apply the modification accounting provisions required in Topic 718. The standard is effective for all entities for annual periods beginning after December 15, 2017, with early adoption permitted, including adoption in any interim period for which financial statements have not yet been issued. The Company does not expect the adoption of this ASU will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies the treatment of several cash flow categories. In addition, ASU 2016-15 clarifies that when cash receipts and cash payments have aspects of more than one class of cash flows and cannot be separated, classification will depend on the predominant source or use. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted, including adoption in an interim period. The Company does not expect the adoption of the new standard will have a material effect on its consolidated financial statements and related disclosure.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers, the amendment of which addressed narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition as well as providing a practical expedient for contract modifications. In April 2016 and March 2016, the FASB issued ASU No. 2016-10 and ASU No. 2016-08, respectively, the amendments of which further clarified aspects of Topic 606: identifying performance obligations and the licensing and implementation guidance and intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The FASB issued the initial release of Topic 606 in ASU No. 2014-09, which requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities may use a full retrospective approach or report the cumulative effect as of the date of adoption. In July 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 by one year to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, for public entities, though early adoption was permitted. The Company adopted the standard on January 1, 2018 using a modified retrospective approach with the cumulative effect of adopting

F-A-14

the standard recognized at the date of initial application. Due to the Company’s sale of certain assets and rights to Ferring in March 2017 (see note 2), the Company does not currently have a revenue stream. Accordingly, the adoption of this update on January 1, 2018 does not have a material effect on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-2, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating whether the adoption of the new standard will have a material effect on its consolidated financial statements and related disclosures.

2. FERRING ASSET PURCHASE AGREEMENT AND DISCONTINUED OPERATIONS

On March 8, 2017, the Company entered into the Ferring Asset Purchase Agreement, pursuant to which, and on the terms and subject to the conditions thereof, among other things, the Company agreed to sell to Ferring its assets and rights (the “Purchased Assets”) related to the business of developing, marketing, distributing, and commercializing, outside the United States, the Company’s products currently marketed or in development, intended for the topical treatment of sexual dysfunction (the “Product Business”), including products sold under the name Vitaros (the “Products”) for approximately $12.7 million. The Purchased Assets include, among other things, certain pending and registered patents and trademarks, contracts, manufacturing equipment and regulatory approvals relating to the Products outside of the United States. The Company retained the U.S. development and commercialization rights for Vitaros and a license from Ferring (the “Ferring License”) for intellectual property rights for Vitaros and other products which relate to development both within the United States and internationally.
Pursuant to the terms of the Ferring Asset Purchase Agreement, Ferring paid the Company $11.5 million in cash at closing and paid approximately $0.7 million for the value of inventory related to the Products in April 2017. The Company was also eligible to receive two additional quarterly payments totaling $0.5 million for transition services, the first of which was received in July 2017 and the second of which was received in September 2017. The Company used a portion of the proceeds from the sale of the Purchased Assets to repay all amounts owed, including applicable termination fees, under the Credit Facility, which was approximately $6.6 million. The extinguishment of the Credit Facility was a stipulation of the Ferring Asset Purchase Agreement; however, since it was corporate debt, the loss on extinguishment was not offset against the gain on the sale of the Purchased Assets.
As of the transaction date, Ferring assumed responsibility for future obligations under the purchased contracts and regulatory approvals, as well as other liabilities associated with the Purchased Assets arising after the closing date, including $1.1 million, the remainder of the installment payments owed by the Company to Sandoz as a condition under the termination agreement between the two parties. The Company retained all liabilities associated with the Purchased Assets arising prior to the closing date.
Under the Ferring Asset Purchase Agreement, the Company has also agreed to indemnify Ferring for, among other things, breaches of its representations, warranties and covenants, any liability for which it remains responsible and its failure to pay certain taxes or comply with certain laws, subject to a specified deductible in certain cases. The Company’s aggregate liability under such indemnification claims is generally limited to $2.0 million.
At the closing of the Ferring Asset Purchase Agreement, the Company entered into the Ferring License with respect to certain intellectual property rights necessary to or useful for its exploitation of the Purchased Assets within the United States and for its exploitation of the Purchased Assets in certain fields outside of sexual dysfunction, including for the treatment of Raynaud’s Phenomenon, outside the United States. The parties granted one another a royalty free, perpetual and non-exclusive license to product know-how in their respective fields and territories and Ferring granted the Company a royalty-free, perpetual and exclusive license to certain patents in the field of sexual dysfunction in the United States and in certain fields other than sexual dysfunction outside of the United States.

F-A-15

The Ferring Asset Purchase Agreement was treated as a sale of a business and the total proceeds from the sale were allocated to the Purchased Assets. The total gain on sale of the Purchased Assets to Ferring consisted of the following:

Upfront payment received	$11,500
Transition services payments	500
Payment received for inventory	709
Total proceeds from sale	$12,709
Carrying value of assets sold in sale	(1,578)
Liabilities transferred upon sale	1,186
Total gain on sale of Purchased Assets	$12,317

Discontinued Operations
The Company had no assets and liabilities presented as discontinued operations as of December 31, 2017. The carrying amounts of the assets and liabilities of the Company’s discontinued operations as of December 31, 2016 are as follows (in thousands):

December 31, 2016
Accounts receivable	$530
Inventories	764
Prepaid expenses and other current assets	76
Current assets of discontinued operations	1,370
Property and equipment, net	842
Total assets of discontinued operations	$2,212

Accounts payable	197
Accrued expenses	1,737
Total liabilities of discontinued operations	$1,934
The operating results of the Company’s discontinued operations are as follows (in thousands):

	Year Ended December 31,
	2017	2016
Product sales	$143	$675
Royalty revenue	368	1,088
License fee revenue	—	4,000
Cost of goods sold	(74)	(511)
Cost of Sandoz rights	(10)	(3,380)
Operating expenses	(658)	(1,606)
Other expense	(16)	(40)
Gain on sale	12,317	—
Income from discontinued operations	$12,070	$226

F-A-16

Product sales, royalty revenue and cost of goods sold all relate to the sale of Vitaros product outside of the United States. Historically, the Company relied on its former commercial partners to sell Vitaros in approved markets and received royalty revenue from its former commercial partners based upon the amount of those sales. Royalty revenues were computed and recognized on a quarterly basis, typically one quarter in arrears, and at the contractual royalty rate pursuant to the terms of each respective license agreement. The Company recorded $0.4 million in royalty revenue during the year ended December 31, 2017 related to sales of Vitaros prior to the completion of the Ferring Asset Purchase Agreement, during the fourth quarter of 2016 and the first quarter of 2017. “Cost of Sandoz rights” represents the payments owed by the Company to Sandoz as a condition under the termination agreement between the two parties related to Vitaros outside of the United States. Operating expenses for the current periods include primarily patent and legal fees and accounting expenses incurred in connection with the Ferring Asset Purchase Agreement.

3. ALLERGAN IN-LICENSING AGREEMENT

In 2009, Warner Chilcott Company, Inc., now a subsidiary of Allergan, acquired the commercial rights to Vitaros in the United States. In September 2015, the Company entered into a license agreement and amendment to the original agreement with Warner Chilcott Company, Inc., granting the Company exclusive rights to develop and commercialize Vitaros in the United States in exchange for a $1.0 million upfront payment, paid in September 2015, and a $1.5 million regulatory milestone payment, paid in September 2017 following the FDA’s acknowledgment of receipt of the Company’s NDA resubmission. Since the intangibles acquired in the license agreement do not have alternative future use, all costs incurred including the upfront payment and the regulatory milestone payment, were treated as research and development expense.
As part of the license agreement, Allergan has the right to exercise a one-time opt-in right to assume all future commercialization activities in the United States, assuming FDA approval, for a total of $25.0 million in upfront and potential launch milestone payments owed to the Company for that right, plus a high double-digit royalty on Allergan’s net sales of the product. If Allergan elects not to exercise its opt-in right, the Company expects to commercialize Vitaros, either through an internally built commercial organization, a contract sales force or by partnering with a pharmaceutical company with established sales and marketing capabilities.
In 2008, the FDA issued a complete response letter (the“2008 CRL”) for the Vitaros NDA, identifying certain deficiencies in the application. A complete response letter (“CRL”) is a communication from the FDA that informs companies that an application cannot be approved in its present form. Based on the Company’s subsequent interactions with the FDA and after completion of further drug-device engineering and other activities intended to address issues previously raised in the 2008 CRL, which included human factor testing and new non-clinical studies, the Company resubmitted the Vitaros NDA in August 2017. The 2018 CRL identified deficiencies related to chemistry, manufacturing and controls (“CMC”) and that the modest treatment effect did not outweigh certain safety concerns specific to the 2.5% concentration of its permeation enhancer NexACT (DDAIP.HCl) contained in the current formulation.
In March 2018, the Company plans to request an end-of-review meeting with the FDA to further clarify the deficiencies raised in the CRL and to assess the best pathway forward for a potential approval of Vitaros. Based on FDA guidelines, this meeting is expected to take place within 30 days of the FDA receiving the request, or April 2018.

4. FORENDO IN-LICENSING AGREEMENT
In October 2014, the Company entered into a license agreement (the “Forendo License”) and stock issuance agreement with Forendo Pharma Ltd. (“Forendo”), under which the Company was granted the exclusive right in the United States to develop and commercialize fispemifene, a tissue-specific selective estrogen receptor modulator (“SERM”) designed to treat symptomatic secondary hypogonadism, as well as chronic prostatitis and lower urinary tract symptoms in men.
In exchange for the license, the Company issued to Forendo approximately 3.6 million shares of common stock with a value of $5.9 million based on the Company’s closing stock price on the date of the agreement and made an upfront cash payment of $5.0 million. The Company made an additional payment of $2.5 million to Forendo in April 2015 pursuant to the terms of the agreement. There were additional regulatory milestones for a total of $42.5 million, up to $260.0 million in sales milestones, plus tiered mid-range double-digit royalties in the ten to twenty percent range based on its sales of the product in the United States.

F-A-17

The Company conducted a randomized double-blind Phase 2b clinical trial in symptomatic secondary hypogonadism and released top-line data during the first quarter of 2016 indicating that the study did not achieve statistical significance for either the erectile function primary endpoint or low libido secondary endpoint. Achievement of one or both of these clinical endpoints was essential in order to meet U.S. FDA regulatory requirements.
As a result, the Company discontinued all development of fispemifene in secondary hypogonadism and on August 29, 2017, the Company terminated the Forendo License. Subsequently, in December 2017, the Company and Forendo entered into a mutual termination agreement and release, whereby the parties modified certain terms under the Forendo License and the related stock issuance agreement, primarily related to the Company’s recoupment of cost for fispemifene API. Under terms of the mutual termination agreement and release, Forendo paid the Company $0.2 million during the first quarter of 2018 in exchange for the initial transfer of the API and the Company is entitled to future payments up to the remaining cost of acquisition of the API, or $0.6 million, to be paid upon the execution of a future licensing transaction related to the product, which is subject to acceleration in certain circumstances.

5. OTHER FINANCIAL INFORMATION
Property and Equipment
Property and equipment are comprised of the following (in thousands):

	December 31,
	2017	2016
Leasehold improvements	$20	$20
Machinery and equipment	270	279
Capital lease equipment	76	76
Computer software	130	130
Furniture and fixtures	25	25
Total property and equipment	521	530
Less: accumulated depreciation and amortization	(442)	(366)
Property and equipment, net	$79	$164
Depreciation expense totaled $0.1 million for each of the years ended December 31, 2017 and 2016, respectively.
Accrued Expenses
Accrued expenses are comprised of the following (in thousands):

	December 31,
	2017	2016
Professional fees	$575	$880
Outside research and development services	61	142
Deferred compensation	0	134
Other	14	177
Accrued expenses, net	$650	$1,333

F-A-18

Other Long Term Liabilities
Other long term liabilities are comprised of the following (in thousands):

	December 31,
	2017	2016
Deferred rent	46	76
Security deposit	12	0
Other long term liabilities, net	$58	$76

6. DEBT
Credit Facility
On October 17, 2014 (the “Closing Date”), the Company entered into the Credit Facility with the Lenders, pursuant to which the Lenders agreed, subject to certain conditions, to make term loans totaling up to $10.0 million available to the Company. The first $5.0 million term loan was funded on the Closing Date. A second term loan of $5.0 million was funded at the Company’s request on July 23, 2015. The first and second term loans had annual interest rates of 7.95% and 8.01%, respectively. The repayment schedule provided for interest-only payments in arrears until November 2015, followed by consecutive equal monthly payments of principal and interest in arrears through the original maturity date, which was October 1, 2018 (the “Maturity Date”).
On the Closing Date, the Company issued warrants to purchase up to an aggregate of 19,380 shares of common stock at an exercise price of $12.90 per share to the Lenders. On July 23, 2015, in connection with the funding of the second term loan, the Company issued additional warrants to purchase up to an aggregate of 15,244 shares of common stock at an exercise price of $16.40 per share to the Lenders. The warrants were exercisable upon issuance and expire ten years from their dates of issuance. The warrants were classified in equity since they do not include provisions that would require the Company to repurchase its shares or cash settle, among other factors that would require liability classification. The fair value of the warrants at issuance of approximately $0.1 million was initially recorded as a discount to the principal balance and was being amortized over the life of the Credit Facility using the effective interest method. As a result of the prepayment of the Credit Facility in March 2017, the remaining discount was also written off.
On March 8, 2017, pursuant to the Ferring Asset Purchase Agreement, the Company repaid to the Lenders all amounts due and owed in full under the Credit Facility. Per the Credit Facility, the Company was subject to a prepayment fee of up to 3% since prepaying the outstanding balance of the term loans in full prior to the Maturity Date. Upon repayment of each term loan, the Company was also required to make a final payment to the Lenders equal to 6% of the original principal amount of each term loan. This final payment had been partially accreted over the life of the Credit Facility using the effective interest method. The final payment included the outstanding balance of the term loans in full as well as (i) a prepayment fee of approximately 2%, or $0.1 million, (ii) a final payment equal to 6% of the original principal amount of each term loan, or $0.6 million, and (iii) per diem interest of approximately $0.05 million, for a total payment of $6.6 million.
The Company’s notes payable balance as of December 31, 2017 was zero as the balance had been paid in full. As of December 31, 2016 the notes payable balance consisted of the following (in thousands):

December 31, 2016
Notes payable, principal	$6,392
Add: accretion of final payment fee	378
Less: unamortized debt discount	(120)
Total notes payable	6,650

F-A-19

Pursuant to the terms of the Credit Facility, the Lenders had a senior-secured lien on all of the Company’s current and future assets, other than its intellectual property. The Lenders had the right to declare the term loans immediately due and payable in an event of default under the Credit Facility, which included, among other things, a material adverse change in the Company’s business, operations, or financial condition or a material impairment in the prospect of repayment of the term loan. As of December 31, 2016, the Company was in compliance with all covenants under the Credit Facility and had not received any notification or indication from the Lenders of an intent to declare the loan due prior to maturity. However, due to the Company’s cash flow position and the substantial doubt about its being able to continue as a going concern at the time, the entire principal amount of the Credit Facility was presented in short-term liabilities as of December 31, 2016.
The Company recognized interest expense related to the Credit Facility of $0.1 million and $1.0 million during the years ended December 31, 2017 and 2016, respectively. Although the extinguishment of the debt was a closing condition of the Ferring Asset Purchase Agreement, since the Credit Facility was related to corporate debt, the loss on extinguishment and related interest expense is presented on the consolidated statements of operations as continuing operations.

7. STOCKHOLDERS' EQUITY
Preferred Stock
The Company is authorized to issue 10.0 million shares of preferred stock, par value $0.001, of which 1.0 million shares are designated as Series A Junior Participating Preferred Stock, 800 are designated as Series B 8% Cumulative Convertible Preferred Stock, and 600 are designated as Series C 6% Cumulative Convertible Preferred Stock. No shares of preferred stock were outstanding as of December 31, 2017 or 2016.
Common Stock Offerings
September 2017 Financing
On September 10, 2017, the Company entered into the September 2017 SPA with certain investors for net proceeds of approximately $3.1 million. Pursuant to the agreement, the Company sold 2,136,614 shares of the Company’s common stock at a purchase price of $1.73 per share, and warrants to purchase up to 1,068,307 shares of common stock in a private placement. The warrants were exercisable upon closing, or on September 13, 2017, at an exercise price equal to $1.67 per share of common stock and are exercisable for two and one-half years from that date. In addition, the Company issued warrants to purchase up to 106,831 shares of common stock to H.C. Wainwright. The September 2017 Placement Agent Warrants were exercisable upon closing at an exercise price of $2.16 per share, and also expire two and one-half years from the closing date.
The standalone fair value of the combined warrants was determined using the Black-Scholes option pricing model and was recorded to equity. The warrants and September 2017 Placement Agent Warrants were valued using assumptions of expected terms of 2.5 for each, volatilities of 110.4% for each, annual rate of dividends of 0.0% for each, and risk-free interest rates of 1.38% for each. The terms of the warrants state that under no circumstance may the shares be settled in cash. Therefore, the warrants have been classified within stockholders’ equity. The total proceeds from the private placement were allocated to the common stock and warrants on a relative fair values basis, with $2.8 million attributed to the common stock and $0.9 million attributed to the warrants. Transaction costs of approximately $0.6 million were netted against the proceeds and allocated to the common stock shares in equity.
April 2017 Financing & Warrant Amendment
On April 26, 2017, the Company completed the April 2017 Financing for net proceeds of approximately $5.9 million, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. Pursuant to the underwriting agreement with H.C. Wainwright, the Company sold to H.C. Wainwright an aggregate of 5,030,000 units. Each unit consisted of one share of common stock and one warrant to purchase 0.75 of a share of common stock, sold at a public offering price of $1.40 per unit. The warrants became exercisable only following the Company's announcement that it has received stockholder approval of the effectiveness of the Charter Amendment and the Charter Amendment had become effective. The warrants were exercisable upon the effective date of the Charter Amendment on May 17, 2017, expire five years from such date and have an exercise price $1.55 per share of common stock. In connection with this transaction, the Company issued to H.C. Wainwright warrants to purchase up to 251,500 shares

F-A-20

of common stock. The Underwriter Warrants have substantially the same terms as the warrants sold concurrently to the investors in the offering, except that the Underwriter Warrants have a term of five years from April 20, 2017 and an exercise price of $1.75 per share. The terms of the warrants state that under no circumstance may the shares be settled in cash. Therefore, the warrants have been classified within stockholders’ equity. The common shares, warrants and warrant shares were issued and sold pursuant to an effective registration statement on Form S-1, which was previously filed with the SEC and declared effective on April 20, 2017, and a related prospectus.
The total initial $2.9 million fair value of the combined warrants was determined using the Black-Scholes option pricing model and was recorded to equity. The warrants and Underwriter Warrants were valued using assumptions of expected terms of 5.06 and 5.0 years, respectively, volatilities of 88.3% and 88.7%, respectively, annual rate of dividends of 0.0% for each, and risk-free interest rates of 1.8% for each. Transaction costs of approximately $1.1 million were netted against the proceeds allocated to the common stock shares in equity.
Pursuant to the April 2017 Financing, the Company entered into a warrant amendment with the holders of the Company’s warrants to purchase common stock of the Company, issued in the September 2016 Financing. See below for details.
September 2016 Financing
In September 2016, the Company completed the September 2016 Financing, which was a registered direct offering of 1,082,402 shares of common stock at a purchase price of $3.45 per share with a group of investors.  Concurrently in a private placement, for each share of common stock purchased by each investor, such investor received from the Company an unregistered warrant to purchase three quarters of a share of common stock (the “Private Placement Warrants”). Initially, the Private Placement Warrants had an exercise price of $4.50 per share, were exercisable six months from the initial issuance date, and would expire five and a half years from the initial issuance date. The aggregate gross proceeds from the sale of the common stock and warrants was approximately $3.7 million, and the net proceeds after deduction of commissions, fees and expenses was approximately $3.2 million. In connection with this transaction, the Company issued to the placement agent warrants to purchase up to 54,123 shares of common stock sold in this offering (the “Placement Agent Warrants”). The Placement Agent Warrants have substantially the same terms as the Private Placement Warrants, except that initially, the Placement Agent Warrants had an exercise price of $4.3125 per share and would expire five years from the initial issuance date. Initially, the Private Placement Warrants and the Placement Agent Warrants were accounted for as a liability and fair-valued at the issuance date. Out of the total gross proceeds, $1.6 million was allocated to the Private Placement Warrants based on their fair value, and the rest was allocated to the common stock and recorded in equity. Also, in connection with the transaction, the Company incurred cash-based transaction costs of approximately $0.5 million and non-cash transaction costs of $0.1 million related to the fair value of the Placement Agent Warrants. These costs were allocated between the warrant liability and equity based on their relative values at the issuance date. The transaction costs that were allocated to the warrant liability of approximately $0.3 million were expensed and included in other financing expenses on the consolidated statements of operations and the transaction costs of approximately $0.4 million related to the common stock were netted against the proceeds allocated to the common stock shares in equity.
In connection with the April 2017 Financing, the Private Placement Warrants and the Placement Agent Warrants were amended pursuant to which, among other things, (i) the exercise price of the warrants was reduced to $1.55 per share (the exercise price of the warrants sold in the April 2017 Financing), (ii) the terms of the agreement were amended so that the shares cannot be cash settled under any circumstance, and (iii) the date upon which such warrants became exercisable was changed to the effective date of the Charter Amendment, or May 17, 2017. Based upon the amended terms of the agreement, these warrants were reclassified to stockholders’ equity at the time of amendment, or April 20, 2017. The fair value of the warrants on that date was $0.8 million, which resulted in a charge of $0.2 million to change in fair value of warrant liability on the consolidated statements of operations before reclassification to stockholders’ equity during the second quarter of 2017.

F-A-21

July 2016 Aspire Common Stock Purchase Agreement
In July 2016, the Company and Aspire Capital entered into the Aspire Purchase Agreement, which provides that Aspire Capital is committed to purchase, if the Company chooses to sell and at the Company’s discretion, an aggregate of up to $7.0 million of shares of the Company’s common stock over the 24-month term of the Aspire Purchase Agreement. The Aspire Purchase Agreement can be terminated at any time by the Company by delivering notice to Aspire Capital. On the Aspire Closing Date, the Company delivered to Aspire Capital a commitment fee of 151,899 shares of the Company’s common stock at a value of $0.6 million, in consideration for Aspire Capital entering into the Aspire Purchase Agreement. Additionally, on the Aspire Closing Date, the Company sold 253,165 shares of the Company’s common stock to Aspire Capital for proceeds of $1.0 million. In connection with the transaction, the Company incurred cash transaction costs of approximately $0.1 million, which were netted against the proceeds in equity.
On any business day during the 24-month term of the Aspire Purchase Agreement, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”) directing Aspire Capital to purchase up to 10,000 shares of the Company’s common stock per business day, subject to certain limitations. The Company and Aspire Capital may mutually agree to increase the number of shares that may be sold pursuant to a Purchase Notice to as much as an additional 200,000 shares of the Company’s common stock per business day. The purchase price per share of the Company’s common stock sold to Aspire Capital pursuant to a Purchase Notice is equal to the lower of (i) the lowest sales price of the Company’s common stock on the purchase date or (ii) the average of the lowest three closing sales prices of the Company’s common stock for the twelve business days prior to the purchase date. Under the Aspire Purchase Agreement, the Company and Aspire Capital shall not effect any sales on any purchase date where the closing sale price of the Company’s common stock is less than $1.00.
Additionally, on any date on which (i) the Company submits a Purchase Notice to Aspire Capital for at least 10,000 shares of the Company's common stock and (ii) the last closing trade price for the Company’s common stock is higher than $3.00, the Company has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of the Company's common stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the next business day (the “VWAP Purchase Date”), subject to certain limitations. The purchase price per share of the Company's common stock sold to Aspire Capital pursuant to a VWAP Purchase Notice shall be the lesser of (i) the closing sale price of the Company’s common stock on the VWAP Purchase Date or (ii) 97% of the volume weighted average price of the Company’s common stock traded on the VWAP Purchase Date, subject to certain limitations.
The Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register, under the Securities Act of 1933, as amended, the sale of the shares of the Company’s common stock that have been and may be issued to Aspire Capital under the Purchase Agreement. The Company has filed with the SEC a prospectus supplement to the Company’s prospectus, dated August 25, 2014, filed as part of the Company’s effective $100.0 million shelf registration statement on Form S-3, registering all of the shares of common stock that may be offered and sold to Aspire Capital from time to time.
Pursuant to the Aspire Purchase Agreement, in no case may the Company issue more than 1.2 million shares of the Company’s common stock (which is equal to approximately 19.99% of the Company’s common stock outstanding on the Aspire Closing Date) to Aspire Capital unless (i) the average price paid for all shares issued under the Aspire Purchase Agreement is at least $3.820 per share (a price equal to the most recent consolidated closing bid price of the Company’s common stock prior to the execution of the Aspire Purchase Agreement) or (ii) the Company receives stockholder approval to issue more shares to Aspire Capital. Since the inception of the Aspire Purchase Agreement through December 31, 2017, the Company has issued a total of 0.5 million shares for gross proceeds of $1.2 million. As of February 26, 2018, all of the reserve was available under the committed equity financing facility since the Company’s stock price was above $1.00, subject to SEC limitations under the Form S-3 Registration Statement. However, in connection with the September 2016 and April 2017 Financings, the Company agreed to not make any further sales under the Aspire Purchase Agreement for a period of twelve months following the date of each financing.
January 2016 Financing
In January 2016, the Company entered into subscription agreements with certain purchasers pursuant to which it agreed to sell an aggregate of 1,136,364 shares of its common stock and warrants to purchase up to an additional 568,184

F-A-22

shares of its common stock to the purchasers for an aggregate offering price of $10.0 million, to take place in separate closings. Each share of common stock was sold at a price of $8.80 and included one half of a warrant to purchase a share of common stock. During the first closing in January 2016, the Company sold an aggregate of 252,842 shares and warrants to purchase up to 126,421 shares of common stock for gross proceeds of $2.2 million. The remaining shares and warrants were sold in a subsequent closing in March 2016 for gross proceeds of $7.8 million following stockholder approval at a special meeting on March 2, 2016. The aggregate net proceeds, after deduction of fees and expenses of approximately $0.4 million, were approximately $9.6 million.
The warrants issued in connection with the January 2016 financing (the “January 2016 Warrants”) occurred in separate closings in January 2016 and March 2016 and gave rights to purchase up to 568,184 total shares of the Company’s common stock at an exercise price of $8.80 per share. The total initial $4.8 million fair value of the warrants on their respective closing dates was determined using the Black-Scholes option pricing model and was recorded as the initial carrying value of the common stock warrant liabilities. The warrants issued in January 2016 and March 2016 were initially valued using assumptions of expected terms of 7.0 years, volatilities of 101.9% and 99.4%, respectively, annual rate of dividends of 0.0%, and risk-free interest rates of 1.6% and 1.4%, respectively. Fees and expenses of approximately $0.2 million were allocated to the warrant liability and expensed in Other Financing Costs. The remaining expenses were netted against the proceeds allocated to the common stock shares in equity. The fair value of these warrants is remeasured at each financial reporting period with any changes in fair value recognized as a change in fair value of warrant liability in the accompanying consolidated statements of operations. These warrants became exercisable in July 2016 and September 2016 and have expiration dates of January 2023 and March 2023, respectively.
Pursuant to the January 2016 financing, the exercise price of warrants issued in connection with a financing in February 2015 were reduced from $18.20 per share to $8.80 per share. The modification to these warrants resulted in a charge to other financing costs of approximately $0.7 million in 2016.
As of December 31, 2017, the total aggregate fair value of the warrant liability, which includes only the January 2016 Warrants and the February 2015 Warrants, was $0.7 million.
Warrants
A summary of warrant activity during the year ended December 31, 2017 is as follows (share amounts in thousands):

	Common Shares Issuable upon Exercise	Weighted Average Exercise Price
Outstanding at December 31, 2016	2,318	$15.19
Issued	5,199	$1.6
Exercised	(186)	$1.55
Cancelled	(247)	52.5
Outstanding as of December 31, 2017	7,084	$3.91
Exercisable as of December 31, 2017	7,084	$3.91

F-A-23

The following table shows the number of outstanding warrants by exercise price and date of expiration as of December 31, 2017 (share amounts in thousands):

Shares Issuable Upon Exercise	Exercise Price	Expiration Date
300	$34.00	May 2018
1,068	$1.67	March 2020
107	$2.16	March 2020
252	$1.75	April 2022
4,452	$1.55	May 2022
429	$8.80	January 2023
442	$8.80	March 2023
19	$12.90	October 2024
15	$16.40	July 2025
7,084

8. EQUITY COMPENSATION PLANS

As of December 31, 2017, the Company has one share-based compensation plan, the 2012 Stock Long Term Incentive Plan (the “2012 Plan”), which provides for the issuance of incentive and non-incentive stock options, restricted and unrestricted stock awards, stock unit awards and stock appreciation rights. Options and restricted stock units granted generally vest over a period of one to four years and have a maximum term of ten years from the date of grant. As of December 31, 2017, an aggregate of 1.4 million shares of common stock were authorized under the 2012 Plan, of which 225,975 common shares were available for future grants.
Stock Options
A summary of stock option activity during the year ended December 31, 2017 is as follows (share amounts in thousands):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Total Aggregate Intrinsic Value
Outstanding as of December 31, 2016	415	$17.23	7.6	$—
Cancelled	(46)	16.08	—	—
Outstanding as of December 31, 2017	369	$17.37	6.7	$—
Vested and expected to vest as of December 31, 2017	356	$17.61	6.7	$—
Exercisable as of December 31, 2017	293	$18.91	6.4	$—
As of December 31, 2017 and 2016, there were 293,296 and 228,392 options exercisable, respectively. There were no options exercised during either of the years ended December 31, 2017 and 2016. The total fair value of options vested during the years ended December 31, 2017 and 2016 was $0.8 million and $1.3 million, respectively.
Restricted Stock Units
A summary of restricted stock unit activity during the year ended December 31, 2017 is as follows:

F-A-24

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested as of December 31, 2016	$115	$5.11
Granted	873	$1.13
Vested	(214)	$1.7
Forfeited	(56)	$1.45
Nonvested as of December 31, 2017	$718	$1.57
The total fair value of awards vested during the years ended December 31, 2017 and 2016 was $0.4 million and $0.1 million, respectively.
Share-Based Compensation
The value of restricted stock unit grants is calculated based upon the closing stock price of the Company’s common stock on the date of the grant. For stock options granted to employees and directors, the Company recognizes compensation expense based on the grant-date fair value over the requisite service period of the awards, which is the vesting period. The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option pricing model.
The following table presents the weighted average assumptions used by the Company to estimate the fair value of stock option grants using the Black-Scholes option-pricing model, as well as the resulting weighted average fair values at their issuance dates during the year ended December 31, 2016. No stock options were granted during the year ended December 31, 2017.

2016
Risk-free interest rate	1.36%-1.78%
Volatility	72.35%-80.02%
Dividend yield	0%
Expected term	5.25-6.08 years
Forfeiture rate	11.33%
Weighted average fair value	$7.23
Expected Volatility. The Company uses analysis of historical volatility to determine the expected volatility of its stock options.
Expected Term. The expected life assumptions are based on the simplified method due to the lack of sufficient history as set forth in SEC’s Staff Accounting Bulletin Topic 14.
Risk-Free Interest Rate. The interest rate used in valuing awards is based on the yield at the time of grant of a United States Treasury security with an equivalent remaining term.
Dividend Yield. The Company has never paid cash dividends, and does not currently intend to pay cash dividends, and thus has assumed a 0% dividend yield.
Pre-Vesting Forfeitures. Estimates of pre-vesting option forfeitures are based on the Company’s experience. The Company adjusts its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and also impact the amount of compensation expense to be recognized in future periods. Adjustments have not been significant to date.
As of December 31, 2017, there was $0.6 million in unrecognized compensation cost related to non-vested stock options expected to be recognized over a weighted average period of 1.7 years. As of December 31, 2017, there was $0.2 million in unrecognized compensation cost related to non-vested restricted stock units expected to be recognized over a weighted average period of 1.0 year. In addition, the Company has $0.6 million in unrecognized compensation cost related to

F-A-25

performance restricted stock units. The Company records expense related to its performance RSUs based on the probability of occurrence, which is reassessed each quarter.
The following table summarizes the total stock-based compensation expense resulting from share-based awards recorded in the Company’s consolidated statements of operations (in thousands):

	Year Ended December 31,
	2017	2016
Research and development	$227	$534
General and administrative	911	1,213
	$1,138	$1,747
9. RELATED PARTY TRANSACTIONS

The Company had the following related party transaction in January 2018:

IRRAS AB

IRRAS AB (“IRRAS”) is a commercial stage medical technology company of which a current director of the Company, Kleanthis G. Xanthopoulos, Ph.D., is currently the President, Chief Executive Officer and director. In January 2018, the Company and IRRAS entered into a Sublease, pursuant to which the Company subleased to IRRAS excess capacity in its corporate headquarters. The sublease has a term of two years and aggregate payments due to the Company of approximately $0.3 million.

10. INCOME TAXES

The Company has incurred losses since inception, which have generated net operating loss carryforwards and capital loss carryforwards of approximately $108.5 million and $9.8 million for federal and California income tax purposes, respectively. These carryforwards are available to offset future taxable income and expire beginning in 2018 through 2037 for federal income tax purposes and beginning in 2030 through 2033 for California income tax purposes. In addition, the Company has research and development tax credit carryforwards for federal and state income tax purposes as of December 31, 2017 of $1.8 million and $1.0 million, respectively. The federal credits will begin to expire in 2019 unless utilized and the state credits have an indefinite life.
Utilization of the loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required under Internal Revenue Code Section 382 (“Section 382”), as well as similar state and foreign provisions. These ownership changes may limit the amount of loss carryforwards that can be utilized annually to offset future taxable income. In general, an “ownership change” as defined by Section 382 results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing stockholders’ subsequent disposition of those shares, likely resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition.
During the first quarter of 2017, the Company completed a study to assess whether an ownership change occurred and determined that there have been multiple ownership changes since the Company’s formation. As a result, utilization of the loss carryforwards are subject to an annual limitation under Section 382, which was determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term, tax-exempt rate. These limitations resulted in the expiration of the majority of the Company’s loss carryforwards. These loss carryforwards that have expired due to these limitations have been removed from deferred tax assets with a corresponding reduction of the valuation allowance with no net effect on income tax expense or the effective tax rate. Despite the assessment completed during the first quarter of 2017, additional ownership changes may have occurred subsequent to the completion of the study, which would continue to limit utilization of any future loss carryforwards.

F-A-26

Deferred tax assets consist of the following (in thousands):

	December 31,
	2017	2016
Net operating tax loss and capital loss carryforwards	$23,463	$68,672
Capitalized research and development costs	4,620	5,270
Research and development tax credits	1,923	1,659
Deferred compensation	—	46
Other accruals and reserves	721	1,214
Basis of intangible assets	3,658	3,870
Total deferred tax asset	34,385	80,731
Less valuation allowance	(34,385)	(80,731)
Net deferred tax asset	$—	$—
The federal net operating loss carryforwards and tax credit carryforwards resulted in a noncurrent deferred tax asset as of December 31, 2017 and 2016 of approximately $25.4 million and $70.3 million, respectively. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize this deferred tax asset in the future, the Company has recorded a full valuation allowance as of such dates.
The Company follows the provisions of income tax guidance which provides recognition criteria and a related measurement model for uncertain tax positions taken or expected to be taken in income tax returns. The guidance requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. Tax positions that meet the more likely than not threshold are then measured using a probability weighted approach recognizing the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company’s Federal income tax returns for 2014 to 2017 are still open and subject to audit. In addition, net operating losses and capital losses arising from prior years are also subject to examination at the time they are utilized in future years. Unrecognized tax benefits, if recognized, would have no effect on the Company’s effective tax rate. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. For the years ended December 31, 2017 and 2016, the Company has not recorded any interest or penalties related to income tax matters. The Company does not foresee any material changes to unrecognized tax benefits within the next twelve months.
A reconciliation of the Company’s unrecognized tax benefits for the years ended December 31, 2017 and 2016, are as follows (in thousands):

	Year Ended December 31,
	2017	2016
Beginning balance	$3,047	$2,882
Change in current period positions	34	68
Change in prior period positions	(2,368)	97
Ending balance	$713	$3,047
The reconciliation of income taxes computed using the statutory United States income tax rate and the provision (benefit) for income taxes for the years ended December 31, 2017 and 2016, are as follows:

F-A-27

	Year Ended December 31,
	2017	2016
Federal statutory tax rate	(34)%	(34)%
Change in rate	165%	—%
Valuation allowance	(360)%	81%
Deferred tax true-ups	227%	(5)%
Revaluation of warrants	2%	(34)%
Permanent differences	1%	(4)%
Tax credits	(1)%	(4)%
Income tax expense	—%	—%
US Tax Reform
On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“Tax Act”). The legislation significantly changes U.S. tax law by, among other things, reducing the US federal corporate tax rate from 35% to 21%, implementing a territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries.
Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), given the amount and complexity of the changes in tax law resulting from the Tax Act, the Company has not finalized the accounting for the income tax effects of the Tax Act. This includes the provisional amounts recorded related to the transition tax, re-measurement of the deferred taxes and the change to our valuation allowance. The impact of the Tax Act may differ from this estimate, during the one-year measurement period due to, among other things, further refinement of the Company's calculation, changes in interpretations and assumptions the Company has made, guidance that may be issued and actions the Company may take as a result of the Tax Act.
In connection with our initial analysis of the impact of the Tax Act, the Company has recorded provisional amounts for the revaluation of deferred tax assets and liabilities. We have remeasured our deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% plus state and local tax. The Company recorded a provisional decrease related to our deferred tax assets and liabilities of $19.5 million as a result of the tax rate decrease, with a corresponding adjustment to our valuation allowance for the year ended December 31, 2017.
11. COMMITMENTS AND CONTINGENCIES
Operating Leases
In December 2011, the Company entered into a five year lease agreement for its headquarters location in San Diego, California expiring December 31, 2016. In December 2015, the Company amended the lease agreement to extend the term through December 31, 2020. The Company has an option to extend the lease an additional three years. The original lease term contained a base rent of approximately $24,000 per month with 3% annual escalations, plus a supplemental real estate tax and operating expense charge to be determined annually. The Company received a total of a six month base rent abatement from the lease agreement and amendment. This abatement is recoverable by the landlord on a straight line amortized basis over 60 months should the Company terminate the lease early for any reason.
The Company subleases excess capacity in its headquarters to a subtenant under a non-cancellable lease. The sublease has a term of two years and aggregate payments due to the Company of approximately $0.3 million.
For the years ended December 31, 2017 and 2016, rent expense totaled $0.3 million and $0.5 million, respectively.
Future minimum rental payments under operating leases as of December 31, 2017 are as follows (in thousands):

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2018	$364
2019	374
2020	32
Total	$770
Certain employees have agreements that provide for severance compensation in the event of termination or a change in control. These agreements can provide for a severance payment of up to 18 months of base salary and bonus in effect at the time of termination and continued health benefits at the Company’s cost for up to 18 months.
Litigation
The Company is a party to the following litigation and may be a party to certain other litigation that is either judged to be not material or that arises in the ordinary course of business from time to time. The Company intends to vigorously defend its interests in these matters and does not expect that the resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. However, due to the uncertainties inherent in litigation, no assurance can be given as to the outcome of these proceedings.
A complaint was filed in the Supreme Court of the State of New York by Laboratoires Majorelle SAS and Majorelle International SARL (“Majorelle”) on July 25, 2017 naming Apricus Biosciences, Inc., NexMed (U.S.A.), Inc. and Ferring as defendants. The complaint seeks a declaratory judgment that a non-compete provision in a license agreement between the Company and Majorelle, dated November 12, 2013, is unenforceable and makes other claims relating to invalidity of the Company’s assignment of the license agreement to Ferring under the Ferring Asset Purchase Agreement. The complaint also alleges breach of contract, fraudulent inducement, misrepresentation and unjust enrichment relating to a separate supply agreement between the Company and Majorelle. In addition to declaratory relief, Majorelle is seeking damages in excess of $1.0 million, disgorgement of profits and attorney’s fees. On August 30, 2017, the Company and NexMed removed the case to federal district court in the Southern District of New York. Majorelle filed an amended complaint on October 16, 2017. The Company filed a motion to dismiss all claims in the amended complaint on December 5, 2017, and the motion has been fully briefed since the Company submitted its reply brief on January 9, 2018. The Company believes the allegations are without merit, reject all claims raised by Majorelle and intends to vigorously defend this matter. No amounts have been accrued as a result of this matter.

12. SUBSEQUENT EVENT
On February 15, 2018, the FDA, issued the 2018 CRL for the NDA for Vitaros. In March 2018, the Company plans to request a meeting with the FDA to further clarify the deficiencies raised in the 2018 CRL and to assess the best path forward for a potential approval of Vitaros. Based on FDA guidelines, the Company expects this meeting to take place within 30 days of the FDA receiving the request.

F-A-29

APRICUS BIOSCIENCES, INC.

PAGE
Financial Statements:
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Cash Flows
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
Notes to the Consolidated Financial Statements

F-A-30

Apricus Biosciences, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share and par value data)

	June 30, 2018	December 31, 2017
	(Unaudited)
Assets
Current assets
Cash	$6,836	$6,331
Prepaid expenses and other current assets	294	261
Total current assets	7,130	6,592
Property and equipment, net	56	79
Other long term assets	36	35
Total assets	$7,222	$6,706

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$1,054	$58
Accrued expenses	454	650
Accrued compensation	374	863
Deferred revenue	—	12
Current liabilities of discontinued operations	21	—
Total current liabilities	1,903	1,583
Warrant liabilities	—	694
Other long term liabilities	35	58
Total liabilities	1,938	2,335

Commitments and contingencies (note 7)
Stockholders’ equity
Preferred stock, $.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of June 30, 2018 and December 31, 2017	—	—
Common stock, $.001 par value, 60,000,000 and 30,000,000 shares authorized, 23,441,449 and 15,217,231 issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	23	15
Additional paid-in-capital	325,796	320,343
Accumulated deficit	(320,535)	(315,987)
Total stockholders’ equity	5,284	4,371
Total liabilities and stockholders’ equity	$7,222	$6,706

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-31

Apricus Biosciences, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating expense
Research and development	$162	$839	$379	$1,266
General and administrative	2,075	1,602	4,210	3,043
Total operating expense	2,237	2,441	4,589	4,309
Loss before other income (expense)	(2,237)	(2,441)	(4,589)	(4,309)
Other income (expense)
Interest income (expense), net	—	3	—	(92)
Loss on extinguishment of debt	—	—	—	(422)
Change in fair value of warrant liability	—	716	222	(292)
Amendment of equity classified warrants	(17)	—	(158)	—
Other income (expense), net	1	—	1	(26)
Total other income (expense)	(16)	719	65	(832)
Loss from continuing operations	(2,253)	(1,722)	(4,524)	(5,141)
Income (loss) from discontinued operations	(24)	248	(24)	11,740
Net income (loss)	$(2,277)	$(1,474)	$(4,548)	$6,599

Basic and diluted earnings (loss) per share
Continuing operations	$(0.10)	$(0.15)	$(0.23)	$(0.54)
Discontinued operations	$—	$0.02	$—	$1.23
Total earnings (loss) per share	$(0.10)	$(0.13)	$(0.23)	$0.69

Weighted average common shares outstanding for basic and diluted earnings (loss) per share	23,362	11,335	19,648	9,547
The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-32

Apricus Biosciences, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	For the Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net income (loss)	$(4,548)	$6,599
Net income (loss) from discontinued operations	(24)	11,740
Net loss from continuing operations	(4,524)	(5,141)
Adjustments to reconcile net income (loss) to net cash used in operating activities from continuing operations:
Depreciation and amortization	23	77
Non-cash interest expense	—	56
Stock-based compensation expense	556	572
Warrant liabilities revaluation	(222)	292
Loss on debt extinguishment	—	422
Amendment of equity classified warrants	158	—
Changes in operating assets and liabilities from continuing operations:
Prepaid expenses and other current assets	(33)	(145)
Other assets	(1)	14
Accounts payable	996	(547)
Accrued expenses	(294)	(478)
Accrued compensation	(489)	43
Deferred revenue	(12)	—
Other liabilities	(23)	(16)
Net cash used in operating activities from continuing operations	(3,865)	(4,851)
Cash flows from financing activities from continuing operations:
Proceeds from exercise of warrants	1,275	—
Issuance of common stock and warrants	3,550	6,866
Issuance costs related to common stock and warrants	(452)	(788)
Repayment of notes payable	—	(7,129)
Net cash provided by (used in) financing activities from continuing operations	4,373	(1,051)
Cash flows from discontinued operations:
Net cash used in operating activities of discontinued operations	(3)	(114)
Net cash provided by investing activities of discontinued operations	—	11,750
Net cash provided by (used in) discontinued operations	(3)	11,636
Net increase in cash	505	5,734
Cash, beginning of period	6,331	2,087
Cash, end of period	$6,836	$7,821
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$92
Non-cash investing and financing activities:
Accrued transaction costs for financing activities	$(98)	$(135)
Issuance of placement agent warrants	$105	$176
Reclassification of warrant liabilities to equity	$472	$798

F-A-33

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-34

Apricus Biosciences, Inc. and Subsidiaries
Condensed Consolidated Statements of Changes in Stockholders’ Equity
(Unaudited) (In thousands)

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance as of December 31, 2017	15,217	$15	$320,343	$(315,987)	$4,371
Stock-based compensation expense	—	—	556		556
Issuance of common stock due to the vesting of restricted stock units, net of shares withheld to cover taxes	83	—	—	—	—
Proceeds from exercise of warrants	1,041	1	1,274	—	1,275
Issuance of common stock and warrants	7,100	7	3,543	—	3,550
Issuance costs related to common stock and warrants	—	—	(550)	—	(550)
Amendment of equity classified warrants	—	—	158	—	158
Reclassification of warrant liabilities to equity	—	—	472	—	472
Net loss	—	—	—	(4,548)	(4,548)
Balance as of June 30, 2018	23,441	$23	$325,796	$(320,535)	$5,284

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-A-35

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Financial Statement Presentation
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto as of and for the year ended December 31, 2017 included in the Apricus Biosciences, Inc. and subsidiaries (the “Company”) Annual Report on Form 10-K (“Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2018. The accompanying financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements for the periods presented reflect all adjustments, consisting of only normal, recurring adjustments, necessary to fairly state the Company’s financial position, results of operations and cash flows. The December 31, 2017 condensed consolidated balance sheet was derived from audited financial statements, but does not include all GAAP disclosures. The unaudited condensed consolidated financial statements for the interim periods are not necessarily indicative of results for the full year. The preparation of these unaudited condensed consolidated financial statements requires the Company to make estimates and judgments that affect the amounts reported in the financial statements and the accompanying notes. The Company’s actual results may differ from these estimates under different assumptions or conditions.

Seelos Merger Agreement

On July 30, 2018, the Company, Arch Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Seelos Therapeutics, Inc., a Delaware corporation (“Seelos”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Seelos, with Seelos continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). See note 8 below for more information regarding the Merger.

Liquidity
The accompanying condensed consolidated financial statements have been prepared on a basis which assumes the Company is a going concern and that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company had an accumulated deficit of approximately $320.5 million and working capital of $5.2 million as of June 30, 2018 and reported net loss of approximately $4.5 million and negative cash flows from operations of $3.9 million for the six months ended June 30, 2018. The Company also reported negative cash flows from operations of $10.6 million for the year ended December 31, 2017. The Company’s history and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company has principally been financed through the sale of its common stock and other equity securities, debt financings, up-front payments received from commercial partners for the Company’s products under development, and through the sale of assets. As of June 30, 2018, the Company had cash and cash equivalents of approximately $6.8 million.

On February 15, 2018, the U.S. Food and Drug Administration (“FDA”), issued a complete response letter (a “CRL” and such CRL, the “2018 CRL”) for the new drug application (“NDA”) for Vitaros. A CRL is a communication from the FDA that informs companies that an application cannot be approved in its present form. In April 2018, the Company met with the FDA and confirmed that two new Phase 3 clinical efficacy trials would be necessary at a lower formulation concentration in order to reach approval. The Company has initiated discussions with parties for the U.S. Vitaros rights to enable Vitaros’ continued development and potential approval in exchange for financial terms commensurate with a development stage asset.

On June 22, 2018, the Company entered into a subscription agreement amendment (the “Subscription Agreement Amendment”) with Sarissa Capital Domestic Fund LP (“Sarissa Domestic”) and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore” together with Sarissa Domestic, the “Investors”), which, among other things, removed the

F-A-36

Investors’ preemptive rights with respect to future issuances of the Company's equity securities. Concurrently with the Subscription Agreement Amendment, the Company entered into a warrant amendment (the “June 2018 Warrant Amendment”) with Sarissa Offshore regarding the warrants to purchase common stock of the Company, issued in February 2015 (the “February 2015 Warrants”) and January 2016 (together with the February 2015 Warrants, the “2015 and 2016 Warrants”), pursuant to which the exercise price of the warrants was reduced from $0.71 to $0.42 per share. Previously, in March 2018, the Company entered into a warrant amendment (the “March 2018 Warrant Amendment”) with the holders of warrants issued pursuant to the Company’s February 2015 and January 2016 financings (the “2015 and 2016 Warrants”), which, among other things, (i) reduced the exercise price of the 2015 and 2016 Warrants from $8.80 to $0.71 per share, and (ii) amended certain provisions of the 2015 and 2016 Warrants such that they, effective as of the March 2018 Warrant Amendment, can no longer be net-cash settled.

On April 2, 2018, the Company completed a public offering (the “April 2018 Financing”) for net proceeds of approximately $2.9 million, after deducting placement agent fees and other estimated offering expenses. Pursuant to the agreement, the Company sold 7,100,000 units (the “2018 Units”) at a purchase price of $0.50 per share, with each unit consisting of one share of the Company’s common stock and one warrant to purchase 0.5 of a share of the Company’s common stock (the “April 2018 Warrants”). At the time of the offering closing, the Company did not have a sufficient number of authorized common stock to cover shares of common stock issuable upon the exercise of the April 2018 Warrants. The sufficient number of authorized common stock became available on May 17, 2018 following the Company's announcement that it had received stockholder approval of an amendment to its Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock to a total of 60,000,000 shares (the “2018 Charter Amendment”) and the 2018 Charter Amendment was effective. The April 2018 Warrants have an exercise price equal to $0.50 per share of common stock and will expire five years from the date they are first exercisable. In addition, the Company issued warrants to purchase up to 355,000 shares of common stock (the “April 2018 Placement Agent Warrants”) to H.C. Wainwright & Co., LLC (“H.C. Wainwright”). The April 2018 Placement Agent Warrants were exercisable upon the announcement of the effectiveness of the 2018 Charter Amendment at an exercise price of $0.625 per share, and also expire five years from that date.

On September 10, 2017, the Company entered into a Securities Purchase Agreement (the “September 2017 SPA”) with certain investors for net proceeds of approximately $3.1 million, after deducting commissions and estimated offering expenses payable by the Company. Pursuant to the agreement, the Company sold 2,136,614 shares of the Company’s common stock at a purchase price of $1.73 per share, and warrants to purchase up to 1,068,307 shares of common stock in a private placement (the “September 2017 Warrants”). The September 2017 Warrants were originally exercisable upon closing, or on September 13, 2017, at an exercise price equal to $1.67 per share of common stock and are exercisable for two and one half years from that date. In addition, the Company issued warrants to purchase up to 106,831 shares of common stock to H.C. Wainwright (the “September 2017 Placement Agent Warrants”). The September 2017 Placement Agent Warrants were originally exercisable upon closing at an exercise price of $2.16 per share, and also expire two and one half years from the closing date. In connection with the April 2018 Financing, the September 2017 Warrants and the September 2017 Placement Agent Warrants were amended to, among other things, (i) reduce the exercise price of the warrants to $0.60 per share (the closing price of the Company’s stock on March 27, 2018, or the date of the amendment), and (ii) change the date upon which such warrants became exercisable to the effective date of the 2018 Charter Amendment (the “April 2018 Warrant Amendment”), or May 17, 2018.

On April 26, 2017, the Company completed an underwritten public offering (the “April 2017 Financing”) for net proceeds of approximately $5.9 million, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. Pursuant to the underwriting agreement with H.C. Wainwright, the Company sold to H.C. Wainwright an aggregate of 5,030,000 units (the “2017 Units”). Each unit consisted of one share of common stock and one warrant to purchase 0.75 of a share of common stock (the “April 2017 Warrants”), sold at a public offering price of $1.40 per unit. At the time of the offering closing, the Company did not have a sufficient number of authorized common stock to cover shares of common stock issuable upon the exercise of the April 2017 Warrants. The sufficient number of authorized common stock became available on May 17, 2017 when the Company received stockholder approval of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to increase the number of authorized shares of common stock (the “2017 Charter Amendment”) and the 2017 Charter Amendment became effective on that date. The April 2017 Warrants will expire five years from May 17, 2017, the date they became

F-A-37

exercisable, and the exercise price of the April 2017 Warrants is $1.55 per share of common stock. In connection with this transaction, the Company issued to H.C. Wainwright warrants to purchase up to 251,500 shares of common stock (the “2017 Underwriter Warrants”). The 2017 Underwriter Warrants have substantially the same terms as the April 2017 Warrants sold concurrently to the investors in the offering, except that the 2017 Underwriter Warrants have a term of five years from the effective date of the related prospectus, or April 20, 2017, and an exercise price of $1.75 per share. The common shares, warrants and warrant shares were issued and sold pursuant to an effective registration statement on Form S-1, which was previously filed with the SEC and declared effective on April 20, 2017, and a related prospectus.

On April 20, 2017, the Company entered into a warrant amendment (the “April 2017 Warrant Amendment”) with the holders of the Company’s September 2016 Warrants (as defined below) issued in a financing in September 2016 (the “September 2016 Financing”), which, among other things, (i) reduced the exercise price of the September 2016 Warrants to $1.55 per share (the exercise price of the April 2017 Warrants), and (ii) changed the date upon which the September 2016 Warrants became exercisable to the effective date of the 2017 Charter Amendment, or May 17, 2017.
On March 8, 2017, the Company entered into an asset purchase agreement (the “Ferring Asset Purchase Agreement”) with Ferring International Center S.A. (“Ferring’), pursuant to which it sold to Ferring its assets and rights related to Vitaros outside of the United States for approximately $12.7 million, which consisted of an upfront payment of $11.5 million, approximately $0.7 million for the delivery of certain product-related inventory, and an aggregate of $0.5 million related to transition services. The Company used approximately $6.6 million of the proceeds from the sale to repay all outstanding amounts due and owed, including applicable termination fees, under its Loan and Security Agreement (the “Credit Facility”) with Oxford Finance LLC (“Oxford”) and Silicon Valley Bank (“SVB”) (Oxford and SVB are referred to together as the “Lenders”).
The Company currently has an effective shelf registration statement on Form S-3 filed with the Securities and Exchange Commission (“SEC”) under which it may offer from time to time any combination of debt securities, common and preferred stock and warrants. As of June 30, 2018, the Company had approximately $96.5 million available under its Form S-3 shelf registration statement. Under current SEC regulations, at any time during which the aggregate market value of the Company’s common stock held by non-affiliates (“public float”), is less than $75.0 million, the amount it can raise through primary public offerings of securities in any twelve-month period using shelf registration statements is limited to an aggregate of one-third of the Company’s public float. SEC regulations permit the Company to use the highest closing sales price of the Company’s common stock (or the average of the last bid and last ask prices of the Company’s common stock) on any day within 60 days of sales under the shelf registration statement. As the Company’s public float was less than $75.0 million as of June 30, 2018, the Company’s usage of its S-3 shelf registration statement is limited. The Company still maintains the ability to raise funds through other means, such as through the filing of a registration statement on Form S-1 or in private placements. The rules and regulations of the SEC or any other regulatory agencies may restrict the Company’s ability to conduct certain types of financing activities, or may affect the timing of and amounts it can raise by undertaking such activities.
The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

The Company’s future liquidity and capital funding requirements will depend on numerous factors, including:

•	its ability to successfully complete the Merger with Seelos or, if the Merger is not completed, another strategic transaction for the Company;

•	its ability to raise additional funds to finance its operations;

•	its ability to secure a development partner for U.S. Vitaros in order to overcome deficiencies raised in the 2018 CRL;

•	its ability to maintain compliance with the listing requirements of The Nasdaq Capital Market (“Nasdaq”);

•	the outcome, costs and timing of clinical trial results for the Company’s current or future product candidates;

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•	the extent and amount of any indemnification claims made by Ferring under the Ferring Asset Purchase Agreement;

•	litigation expenses, including the ongoing litigation with Laboratoires Majorelle SAS and Majorelle International SARL;

•	the emergence and effect of competing or complementary products;

•
its ability to maintain, expand and defend the scope of its intellectual property portfolio, including the amount and timing of any payments the Company may be required to make, or that it may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	its ability to retain its current employees and the need and ability to hire additional management and scientific and medical personnel;

•	the terms and timing of any collaborative, licensing or other arrangements that it has or may establish;

•	the trading price of its common stock; and

•	its ability to increase the number of authorized shares outstanding to facilitate future financing events.

On April 10, 2018, the Company received notice from Nasdaq indicating that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price for its common stock had been below $1.00 per share for the previous thirty (30) consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until October 8, 2018, to regain compliance. In order to regain compliance, the bid price of the Company’s common stock must close at $1.00 per share or more for a minimum of ten consecutive business days.
The Company may need to raise substantial additional funds through one or more of the following: issuance of additional debt or equity, or the completion of a licensing transaction for one or more of the Company’s pipeline assets. If the Company is unable to maintain sufficient financial resources, its business, financial condition and results of operations will be materially and adversely affected. This could affect future development and business activities and potential future clinical studies and/or other future ventures. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of the Company’s existing stockholders.
Warrant Liabilities
Prior to 2018, the Company’s 2015 and 2016 Warrants were classified as liabilities in the accompanying condensed consolidated 2017 balance sheet as they contained provisions that were considered outside of the Company’s control, such as requiring the Company to maintain active registration of the shares underlying such warrants. The 2015 and 2016 Warrants were recorded at fair value using the Black-Scholes option pricing model. The fair value of these warrants was re-measured at each financial reporting period with any changes in fair value being recognized as a component of other income (expense) in the accompanying condensed consolidated statements of operations for 2017.

In March 2018, the Company entered into the March 2018 Warrant Amendment with the holders of its 2015 and 2016 Warrants, which amended the terms so that in no circumstances may the 2015 and 2016 Warrants be net-cash settled. As a result, the fair value of the 2015 and 2016 Warrants at the date of the modification were reclassified to equity.
All of the Company’s outstanding warrants have similar terms whereas under no circumstance may the warrants be net-cash settled. As such, all warrants are equity-classified. See note 5 for further details.
Fair Value Measurements
The Company determines the fair value measurements of applicable assets and liabilities based on a three-tier fair value hierarchy established by accounting guidance and prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted market prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The Company’s common stock warrant liabilities, when applicable, are measured and disclosed at fair value on a recurring basis, and are classified within the Level 3 designation.

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In March 2018, the Company entered into the March 2018 Warrant Amendment with the holders of its 2015 and 2016 Warrants, which amended the terms so that in no circumstances may the 2015 and 2016 Warrants be net-cash settled. As a result, the Company’s 2015 and 2016 Warrants were reclassified from liabilities to equity during the first quarter of 2018 and will no longer be measured at fair value on a recurring basis.

The following table is a reconciliation for all liabilities measured at fair value using Level 3 unobservable inputs (in thousands) during the current period:

Warrant liabilities
Balance as of December 31, 2017	$694
Change in fair value measurement of warrant liability	(222)
Warrant liability reclassified to stockholders' equity	(472)
Balance as of June 30, 2018	$—
Income (Loss) Per Common Share
Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the same period. Diluted net income (loss) per share is computed by dividing net loss by the weighted average number of common shares and common equivalent shares outstanding during the same period. Common equivalent shares may be related to stock options, restricted stock, or warrants. The Company excludes common stock equivalents from the calculation of diluted net loss per share when the effect is anti-dilutive.

The following securities that could potentially dilute net income (loss) per share in the future are not included in the determination of diluted income (loss) per share as their effect is anti-dilutive (in thousands):

	As of June 30,
	2018	2017
Outstanding stock options	1,064	400
Outstanding warrants	9,415	6,095
Restricted stock units	581	934
Stock-Based Compensation
The estimated grant date fair value of stock options granted to employees and directors is calculated based upon the closing stock price of the Company’s common stock on the date of the grant and recognized as stock-based compensation expense over the expected service period, which is typically approximated by the vesting period. The Company estimates the fair value of each option award on the date of grant using the Black-Scholes option pricing model.
The table below presents the weighted average assumptions used by the Company to estimate the fair value of stock option grants using the Black-Scholes option-pricing model, as well as the resulting weighted average fair values at their issuance dates during the six months ended June 30, 2018. No stock options were granted during the first six months of 2017.

June 30, 2018
Risk-free interest rate	2.27%-2.29%
Volatility	98.09%-105.01%
Dividend yield	—%
Expected term	5-6.08 years
Forfeiture rate	—%
Weighted average grant date fair value	$1.66

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A summary of the Company’s stock option activity under its stock option plans during the six months ended June 30, 2018 is as follows (share amounts in thousands):

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2017	369	$17.37
Granted	695	$2.11
Outstanding as of June 30, 2018	1,064	$7.40
During the first quarter of 2018, the Company granted approximately 0.7 million options to its employees and Board of Directors which have vesting periods of four years and one year, respectively.
A summary of the Company’s restricted stock unit activity under its stock option plans during the six months ended June 30, 2018 is as follows (share amounts in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2017	718	$1.57
Vested	(137)	$2.25
Unvested as of June 30, 2018	581	$1.41

The Company grants options and restricted stock units (“RSUs”) to its employees annually in order to retain and incentivize its employees to achieve its strategic objectives. During the first quarter of 2017, the Company granted approximately 0.5 million RSUs, one half of which will vest if the Company receives marketing approval of Vitaros in the United States by the FDA and the remaining half will vest in November 2018. The Company records expense related to its performance RSUs based on the probability of occurrence, which is reassessed each quarter. Since approval by the FDA is out of the Company’s control, the probability of occurrence is zero until met.

The options and RSUs are subject to the employee’s continued employment with the Company through the applicable date and subject to accelerated vesting upon a change in control of the Company. The options and RSUs granted to the Company’s officers are also subject to accelerated vesting pursuant to the terms of their existing employment agreements.

The following table summarizes the total stock-based compensation expense resulting from share-based awards recorded in the Company’s condensed consolidated statements of operations (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Research and development	$37	$85	$78	$137
General and administrative	219	202	478	435
Total	$256	$287	$556	$572
Segment Information
The Company operates under one segment which develops pharmaceutical products.
Recent Accounting Pronouncements

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In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers, the amendment of which addressed narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition as well as providing a practical expedient for contract modifications. In April 2016 and March 2016, the FASB issued ASU No. 2016-10 and ASU No. 2016-08, respectively, the amendments of which further clarified aspects of Topic 606: identifying performance obligations and the licensing and implementation guidance and intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The FASB issued the initial release of Topic 606 in ASU No. 2014-09, which requires entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Entities may use a full retrospective approach or report the cumulative effect as of the date of adoption. In July 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 by one year to annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, for public entities, though early adoption was permitted. The Company adopted the standard on January 1, 2018 using a modified retrospective approach with the cumulative effect of adopting the standard recognized at the date of initial application. Due to the Company’s sale of certain assets and rights to Ferring in March 2017 (see note 2), the Company does not currently have a revenue stream. Accordingly, the adoption of this update on January 1, 2018 did not have a material effect on its condensed consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-2, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company does not believe the adoption of this standard will have a material effect on its condensed consolidated financial statements and related disclosures.

2. FERRING ASSET PURCHASE AGREEMENT AND DISCONTINUED OPERATIONS

On March 8, 2017, the Company entered into the Ferring Asset Purchase Agreement, pursuant to which, and on the terms and subject to the conditions thereof, among other things, the Company agreed to sell to Ferring its assets and rights (the “Purchased Assets”) related to the business of developing, marketing, distributing, and commercializing, outside the United States, the Company’s products currently marketed or in development, intended for the topical treatment of sexual dysfunction (the “Product Business”), including products sold under the name Vitaros (the “Products”) for approximately $12.7 million. The Purchased Assets include, among other things, certain pending and registered patents and trademarks, contracts, manufacturing equipment and regulatory approvals relating to the Products outside of the United States. The Company retained the U.S. development and commercialization rights for Vitaros and a license from Ferring (the “Ferring License”) for intellectual property rights for Vitaros and other products which relate to development both within the United States and internationally.
Pursuant to the terms of the Ferring Asset Purchase Agreement, Ferring paid the Company $11.5 million in cash at closing and paid approximately $0.7 million for the value of inventory related to the Products in April 2017. The Company was also eligible to receive two additional quarterly payments totaling $0.5 million for transition services, the first of which was received in July 2017 and the second of which was received in September 2017. The Company used a portion of the proceeds from the sale of the Purchased Assets to repay all amounts owed, including applicable termination fees, under the Credit Facility, which was approximately $6.6 million. The extinguishment of the Credit Facility was a stipulation of the Ferring Asset Purchase Agreement; however, since it was corporate debt, the loss on extinguishment was not offset against the gain on the sale of the Purchased Assets.
As of the transaction date, Ferring assumed responsibility for future obligations under the purchased contracts and regulatory approvals, as well as other liabilities associated with the Purchased Assets arising after the closing date, including $1.1 million, the remainder of the installment payments owed by the Company to Sandoz as a condition under the termination agreement between the two parties. The Company retained all liabilities associated with the Purchased Assets arising prior to the closing date.

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Under the Ferring Asset Purchase Agreement, the Company has also agreed to indemnify Ferring for, among other things, breaches of its representations, warranties and covenants, any liability for which it remains responsible and its failure to pay certain taxes or comply with certain laws, subject to a specified deductible in certain cases. The Company’s aggregate liability under such indemnification claims is generally limited to $2.0 million.
At the closing of the Ferring Asset Purchase Agreement, the Company entered into the Ferring License with respect to certain intellectual property rights necessary to or useful for its exploitation of the Purchased Assets within the United States and for its exploitation of the Purchased Assets in certain fields outside of sexual dysfunction, including for the treatment of Raynaud’s Phenomenon, outside the United States. The parties granted one another a royalty free, perpetual and non-exclusive license to product know-how in their respective fields and territories and Ferring granted the Company a royalty-free, perpetual and exclusive license to certain patents in the field of sexual dysfunction in the United States and in certain fields other than sexual dysfunction outside of the United States.

The Ferring Asset Purchase Agreement was treated as a sale of a business and the total proceeds from the sale were allocated to the Purchased Assets. The total gain on sale of the Purchased Assets to Ferring consisted of the following (in thousands):

Upfront payment received	$11,500
Transition services payments	500
Payment received for inventory	709
Total proceeds from sale	$12,709
Carrying value of assets sold in sale	(1,578)
Liabilities transferred upon sale	1,186
Total gain on sale of Purchased Assets	$12,317
Discontinued Operations
The Company had $0.02 million in accrued expenses related to discontinued operations as of June 30, 2018. There were no assets and liabilities presented as discontinued operations as of December 31, 2017. The operating results related to discontinued operations during the three and six months ended June 30, 2018 and 2017 are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Product sales	$—	$—	$—	$143
Royalty revenue	—	147	—	368
Cost of goods sold	(24)	—	(24)	(74)
Operating expenses	—	(149)	—	(748)
Other expense	—	—	—	(16)
Gain on sale	—	250	—	12,067
Income from discontinued operations	$(24)	$248	$(24)	$11,740

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Product sales, royalty revenue and cost of goods sold all relate to the sale of Vitaros product outside of the United States. Historically, the Company relied on its former commercial partners to sell Vitaros in approved markets and received royalty revenue from its former commercial partners based upon the amount of those sales. Royalty revenues were computed and recognized on a quarterly basis, typically one quarter in arrears, and at the contractual royalty rate pursuant to the terms of each respective license agreement. Operating expenses for the prior period include primarily patent and legal fees and accounting expenses incurred in connection with the Ferring Asset Purchase Agreement.
3. ALLERGAN IN-LICENSING AGREEMENT

In 2009, Warner Chilcott Company, Inc., now a subsidiary of Allergan, acquired the commercial rights to Vitaros in the United States. In September 2015, the Company entered into a license agreement and amendment to the original agreement with Warner Chilcott Company, Inc., granting the Company exclusive rights to develop and commercialize Vitaros in the United States in exchange for a $1.0 million upfront payment, paid in September 2015, and a $1.5 million regulatory milestone payment, paid in September 2017 following the FDA’s acknowledgment of receipt of the Company’s NDA resubmission. Since the intangibles acquired in the license agreement do not have an alternative future use, all costs incurred including the upfront payment and the regulatory milestone payment, were treated as research and development expense.
As part of the license agreement, Allergan has the right to exercise a one-time opt-in right to assume all future commercialization activities in the United States, assuming FDA approval, in exchange for a total of $25.0 million in upfront and potential launch milestone payments owed to the Company, plus a high double-digit royalty in the ten to twenty percent range on Allergan’s net sales of the product. If Allergan elects not to exercise its opt-in right, the Company expects to commercialize Vitaros by partnering with a pharmaceutical company with established sales and marketing capabilities.
In 2008, the FDA issued a CRL (the “2008 CRL”) for the Vitaros NDA, identifying certain deficiencies in the application. Based on the Company’s subsequent interactions with the FDA and after completion of further drug-device engineering and other activities intended to address issues previously raised in the 2008 CRL, which included human factor testing and new non-clinical studies, the Company resubmitted the Vitaros NDA in August 2017.
On February 15, 2018, the FDA issued the 2018 CRL, identifying deficiencies related to chemistry, manufacturing and controls (“CMC”) and indicating that the modest treatment effect did not outweigh certain safety concerns specific to the 2.5% concentration of its permeation enhancer NexACT (DDAIP.HCl) contained in the current formulation.
In April 2018, the Company met with the FDA and confirmed that two new Phase 3 clinical efficacy trials would be necessary at a lower formulation concentration in order to reach approval. The Company has initiated discussions with interested parties for the U.S. Vitaros rights to enable its continued development and potential approval in exchange for financial terms commensurate with a development stage asset.
4. OTHER FINANCIAL INFORMATION
Accrued Expenses
Accrued expenses are comprised of the following (in thousands):

	June 30, 2018	December 31, 2017
Professional fees	$379	$575
Outside research and development services	21	61
Other	54	14
	$454	$650

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Other Long Term Liabilities
Other long term liabilities are comprised of the following (in thousands):

	June 30, 2018	December 31, 2017
Deferred rent	$16	$46
Security deposit	12	12
Other	7	—
	$35	$58
5. STOCKHOLDERS' EQUITY
Common Stock Offerings
June 2018 Warrant Amendment

On June 22, 2018, the Company entered into the Subscription Agreement Amendment with the Investors, which, among other things, removed the Investors’ preemptive rights with respect to future issuances of the Company's equity securities. Concurrently with the Subscription Agreement Amendment, the Company entered into the June 2018 Warrant Amendment with Sarissa Offshore regarding the 2015 and 2016 Warrants, pursuant to which the exercise price of the warrants was reduced from $0.71 to $0.42 per share. The amendment to the warrants resulted in a charge of approximately $17,000, which was recorded as amendment of equity classified warrants expense during the three months ended June 30, 2018.

In March 2018, the Company entered into the March 2018 Warrant Amendment with the holders of the 2015 and 2016 Warrants, which, among other things, (i) reduced the exercise price of the 2015 and 2016 Warrants from $8.80 to $0.71 per share, and (ii) amended certain provisions of the 2015 and 2016 Warrants such that they can no longer be net-cash settled. The fair value of the 2015 and 2016 Warrants on the date of the modification was $0.5 million, which resulted in a charge of $0.1 million to change in fair value of warrant liability on the condensed consolidated statements of operations, resulting in a total charge of $0.2 million for the three months ended March 31, 2018. Upon modification, the 2015 and 2016 Warrants were reclassified to stockholders’ equity.

April 2018 Financing & Warrant Amendment

On April 2, 2018, the Company completed the April 2018 Financing for net proceeds of approximately $2.9 million, after deducting placement agent fees and other estimated offering expenses for the sale. Pursuant to the agreement, the Company sold 7,100,000 of the Company’s 2018 Units. The April 2018 Warrants issued pursuant to the April 2018 Financing have an exercise price equal to $0.50 per share of common stock, and are only exercisable following the Company's announcement that it has received stockholder approval of the 2018 Charter Amendment and the effective date of the 2018 Charter Amendment. The April 2018 Warrants will expire five years from the date they are first exercisable. In addition, the Company issued the April 2018 Placement Agent Warrants to purchase up to 355,000 shares of common stock to H.C. Wainwright. The April 2018 Placement Agent Warrants are exercisable upon the announcement of the effectiveness of the 2018 Charter Amendment at an exercise price of $0.625 per share, and also expire five years from that date. It is explicitly stated in the Form of Warrant for both the April 2018 Warrants and the Placement Agent Warrants that under no circumstances may the shares be settled in cash.

The total initial $1.2 million fair value of the combined warrants was determined using the Black-Scholes option pricing model and was recorded to equity. The April 2018 Warrants and the April 2018 Placement Agent Warrants were classified as equity and valued using assumptions of expected terms of 5.12 years and 5.0 years, volatilities of 104.0% and 105%, respectively, annual rate of dividends of 0%, and risk-free interest rates of 2.55% for each. Transaction costs of approximately $0.7 million were netted against the proceeds allocated to the common stock shares in equity.

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In connection with the April 2018 Financing, the Company entered into a warrant amendment with the holders of the Company’s warrants to purchase common stock of the Company, issued in the September 2017 Financing. See below for details.

September 2017 Financing

On September 10, 2017, the Company entered into the September 2017 SPA with certain accredited investors for net proceeds of approximately $3.1 million. Pursuant to the agreement, the Company sold 2,136,614 shares of the Company’s common stock at a purchase price of $1.73 per share, and the September 2017 Warrants. The September 2017 Warrants were exercisable upon closing, or on September 13, 2017, at an exercise price equal to $1.67 per share of common stock and are exercisable for two and one-half years from that date. In addition, the Company issued the September 2017 Placement Agent Warrants to H.C. Wainwright. The September 2017 Placement Agent Warrants were exercisable upon closing at an exercise price of $2.16 per share, and also expire two and one-half years from the closing date.

The standalone fair value of the combined warrants was determined using the Black-Scholes option pricing model and was recorded to equity. The September 2017 Warrants and the September 2017 Placement Agent Warrants were valued using assumptions of expected terms of 2.5 for each, volatilities of 110.4% for each, annual rate of dividends of 0.0% for each, and risk-free interest rates of 1.38% for each. The terms of the warrants state that under no circumstance may the shares be net-cash settled. Therefore, the September 2017 Warrants and the September 2017 Placement Agent Warrants have been classified within stockholders’ equity. The total proceeds from the private placement were allocated to the common stock and warrants on a relative fair values basis, with $2.8 million attributed to the common stock and $0.9 million attributed to the warrants. Transaction costs of approximately $0.6 million were netted against the proceeds and allocated to the common stock shares in equity.

In connection with the April 2018 Financing, the Company entered in the April 2018 Warrant Amendment, which (i) reduced the exercise price of the September 2017 Warrants and the September 2017 Placement Agent Warrants to $0.60 per share (the closing price of the Company’s stock on March 27, 2018, the date of the amendment), and (ii) changed the date upon which such warrants become exercisable to the effective date of the 2018 Charter Amendment. The April 2018 Warrant Amendment resulted in a charge of approximately $0.1 million, which was recorded as amendment of equity classified warrants in the condensed consolidated statement of operations for the three months ended March 31, 2018.

April 2017 Financing & Warrant Amendment

On April 26, 2017, the Company completed the April 2017 Financing for net proceeds of approximately $5.9 million, after deducting the underwriting discounts and commissions and offering expenses payable by the Company. Pursuant to the underwriting agreement with H.C. Wainwright, the Company sold to H.C. Wainwright an aggregate of 5,030,000 of the Company’s 2017 Units. The April 2017 Warrants issued pursuant to the April 2017 Financing became exercisable only following the Company's announcement that it has received stockholder approval of the effectiveness of the 2017 Charter Amendment and the 2017 Charter Amendment had become effective. The April 2017 Warrants were exercisable upon the effective date of the 2017 Charter Amendment on May 17, 2017, expire five years from such date and have an exercise price $1.55 per share of common stock. In connection with this transaction, the Company also issued to H.C. Wainwright the 2017 Underwriter Warrants, which have substantially the same terms as the April 2017 Warrants, except that the 2017 Underwriter Warrants have a term of five years from April 20, 2017 and an exercise price of $1.75 per share. The terms of the April 2017 Warrants and the 2017 Underwriter Warrants state that under no circumstance may the shares be net-cash settled. Therefore, they have been classified within stockholders’ equity. The common shares, warrants and warrant shares were issued and sold pursuant to an effective registration statement on Form S-1, which was previously filed with the SEC and declared effective on April 20, 2017 (File No. 333-217036), and a related prospectus.

The total initial $2.9 million fair value of the combined warrants was determined using the Black-Scholes option pricing model and was recorded to equity. The warrants and Underwriter Warrants were valued using assumptions of expected terms of 5.06 and 5.0 years, respectively, volatilities of 88.3% and 88.7%, respectively, annual rate of dividends of

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0.0% for each, and risk-free interest rates of 1.8% for each. Transaction costs of approximately $1.1 million were netted against the proceeds allocated to the common stock shares in equity.

Pursuant to the April 2017 Financing, the Company entered into the April 2017 Warrant Amendment with the holders of the Company’s September 2016 Warrants, issued in the September 2016 Financing. See below for details.

September 2016 Financing

In September 2016, the Company completed the September 2016 Financing, which was a registered direct offering of 1,082,402 shares of common stock at a purchase price of $3.45 per share with a group of investors.  Concurrently in a private placement, for each share of common stock purchased by each investor, such investor received from the Company an unregistered warrant to purchase three quarters of a share of common stock (the “2016 Private Placement Warrants”). Initially, the 2016 Private Placement Warrants had an exercise price of $4.50 per share, were exercisable six months from the initial issuance date, and would expire five and a half years from the initial issuance date.  The aggregate gross proceeds from the sale of the common stock and warrants was approximately $3.7 million, and the net proceeds after deduction of commissions, fees and expenses was approximately $3.2 million. In connection with this transaction, the Company issued to the placement agent warrants to purchase up to 54,123 shares of common stock sold in this offering (the “2016 Placement Agent Warrants” and, together with the 2016 Private Placement Warrants, the “September 2016 Warrants”). The 2016 Placement Agent Warrants have substantially the same terms as the 2016 Private Placement Warrants, except that initially, the 2016 Placement Agent Warrants had an exercise price of $4.3125 per share and would expire five years from the initial issuance date. Initially, the September 2016 Warrants were accounted for as liabilities and fair-valued at the issuance date. Out of the total gross proceeds, $1.6 million was allocated to the 2016 Private Placement Warrants based on their fair value, and the rest was allocated to the common stock and recorded in equity. Also, in connection with the transaction, the Company incurred cash-based transaction costs of approximately $0.5 million and non-cash transaction costs of $0.1 million related to the fair value of the 2016 Placement Agent Warrants. These costs were allocated between the warrant liability and the equity based on their relative values at the issuance date. The transaction costs that were allocated to the warrant liability of approximately $0.3 million were expensed and included in other financing expenses on the condensed consolidated statements of operations and the transaction costs of approximately $0.4 million related to the common stock were netted against the proceeds allocated to the common stock shares in equity.

In connection with the April 2017 Financing, the Company entered into the April 2017 Warrant Amendment, which, among other things, (i) reduced the exercise price of the September 2016 Warrants to $1.55 per share (the exercise price of the April 2017 Warrants), (ii) amended the terms of the agreement so that the shares cannot be cash settled under any circumstance, and (iii) changed the date upon which such warrants became exercisable to the effective date of the Charter Amendment, or May 17, 2017. Based upon the amended terms of the agreement, the September 2016 Warrants were reclassified to stockholders’ equity at the time of the April 2017 Warrant Amendment. The fair value of the September 2016 Warrants on that date was $0.8 million, which resulted in a charge of $0.2 million to change in fair value of warrant liability on the condensed consolidated statements of operations before reclassification to stockholders’ equity during the second quarter of 2017.

July 2016 Aspire Common Stock Purchase Agreement

In July 2016, the Company and Aspire Capital entered into the Aspire Purchase Agreement, which provides that Aspire Capital is committed to purchase, if the Company chooses to sell and at the Company’s discretion, an aggregate of up to $7.0 million of shares of the Company’s common stock over the 24-month term of the Aspire Purchase Agreement. The Aspire Purchase Agreement can be terminated at any time by the Company by delivering notice to Aspire Capital. On the Aspire Closing Date, the Company delivered to Aspire Capital a commitment fee of 151,899 shares of the Company’s common stock at a value of $0.6 million, in consideration for Aspire Capital entering into the Aspire Purchase Agreement. Additionally, on the Aspire Closing Date, the Company sold 253,165 shares of the Company’s common stock to Aspire Capital for proceeds of $1.0 million. In connection with the transaction, the Company incurred cash transaction costs of approximately $0.1 million, which were netted against the proceeds in equity.

F-A-47

On any business day during the 24-month term of the Aspire Purchase Agreement, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”) directing Aspire Capital to purchase up to 10,000 shares of the Company’s common stock per business day, subject to certain limitations. The Company and Aspire Capital may mutually agree to increase the number of shares that may be sold pursuant to a Purchase Notice to as much as an additional 200,000 shares of the Company’s common stock per business day. The purchase price per share of the Company’s common stock sold to Aspire Capital pursuant to a Purchase Notice is equal to the lower of (i) the lowest sales price of the Company’s common stock on the purchase date or (ii) the average of the lowest three closing sales prices of the Company’s common stock for the twelve business days prior to the purchase date. Under the Aspire Purchase Agreement, the Company and Aspire Capital shall not effect any sales on any purchase date where the closing sale price of the Company’s common stock is less than $1.00.

Additionally, on any date on which (i) the Company submits a Purchase Notice to Aspire Capital for at least 10,000 shares of the Company's common stock and (ii) the last closing trade price for the Company’s common stock is higher than $3.00, the Company has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of the Company's common stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the next business day (the “VWAP Purchase Date”), subject to certain limitations. The purchase price per share of the Company's common stock sold to Aspire Capital pursuant to a VWAP Purchase Notice shall be the lesser of (i) the closing sale price of the Company’s common stock on the VWAP Purchase Date or (ii) 97% of the volume weighted average price of the Company’s common stock traded on the VWAP Purchase Date, subject to certain limitations.

The Company also entered into a registration rights agreement with Aspire Capital, in which the Company agreed to file one or more registration statements, as permissible and necessary to register, under the Securities Act of 1933, as amended, the sale of the shares of the Company’s common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

Pursuant to the Aspire Purchase Agreement, in no case may the Company issue more than 1.2 million shares of the Company’s common stock (which is equal to approximately 19.99% of the Company’s common stock outstanding on the Aspire Closing Date) to Aspire Capital unless (i) the average price paid for all shares issued under the Aspire Purchase Agreement is at least $3.820 per share (a price equal to the most recent condensed consolidated closing bid price of the Company’s common stock prior to the execution of the Aspire Purchase Agreement) or (ii) the Company receives stockholder approval to issue more shares to Aspire Capital. Since the inception of the Aspire Purchase Agreement through June 30, 2018, the Company has issued a total of 0.5 million shares for gross proceeds of $1.2 million. As of August 6, 2018, all of the reserve was available under the committed equity financing facility since the Company’s stock price was above $1.00, subject to SEC limitations under the Form S-3 Registration Statement. However, in connection with the September 2016, April 2017 and April 2018 Financings, the Company agreed to not make any further sales under the Aspire Purchase Agreement for a period of twelve months following the date of each financing.
January 2016 Financing
In January 2016, the Company entered into subscription agreements with certain purchasers pursuant to which it agreed to sell an aggregate of 1,136,364 shares of its common stock and warrants to purchase up to an additional 568,184 shares of its common stock to the purchasers for an aggregate offering price of $10.0 million, to take place in separate closings (the “January 2016 Financing”). Each share of common stock was sold at a price of $8.80 and included one half of a warrant to purchase a share of common stock. During the first closing in January 2016, the Company sold an aggregate of 252,842 shares and warrants to purchase up to 126,421 shares of common stock for gross proceeds of $2.2 million. The remaining shares and warrants were sold in a subsequent closing in March 2016 for gross proceeds of $7.8 million following stockholder approval at a special meeting on March 2, 2016. The aggregate net proceeds, after deduction of fees and expenses of approximately $0.4 million, were approximately $9.6 million.
The warrants issued in connection with the January 2016 financing (the “January 2016 Warrants”) occurred in separate closings in January 2016 and March 2016 and gave rights to purchase up to 568,184 total shares of the Company’s common stock at an exercise price of $8.80 per share. The total initial $4.8 million fair value of the warrants on their respective closing dates was determined using the Black-Scholes option pricing model and was recorded as the initial

F-A-48

carrying value of the common stock warrant liabilities. The warrants issued in January 2016 and March 2016 were initially valued using assumptions of expected terms of 7.0 years, volatilities of 101.9% and 99.4%, respectively, annual rate of dividends of 0.0%, and risk-free interest rates of 1.6% and 1.4%, respectively. Fees and expenses of approximately $0.2 million were allocated to the warrant liability and expensed in Other Financing Costs. The remaining expenses were netted against the proceeds allocated to the common stock shares in equity. The fair value of these warrants is remeasured at each financial reporting period with any changes in fair value recognized as a change in fair value of warrant liability in the accompanying condensed consolidated statements of operations. These warrants became exercisable in July 2016 and September 2016 and have expiration dates of January 2023 and March 2023, respectively.
Pursuant to the January 2016 financing, the exercise price of warrants issued in connection with a financing in February 2015 were reduced from $18.20 per share to $8.80 per share. The modification to these warrants resulted in a charge to other financing costs of approximately $0.7 million in 2016. The exercise price of these warrants was further reduced in March 2018. See above for details.
Warrants
A summary of warrant activity during the six months ended June 30, 2018 is as follows (in thousands):

	Common Shares Issuable upon Exercise	Weighted Average Exercise Price
Outstanding as of December 31, 2017	7,084	$3.91
Issued	3,905	$0.51
Exercised	(1,041)	$1.48
Cancelled	(533)	19.81
Outstanding as of June 30, 2018	9,415	$0.96
Exercisable as of June 30, 2018	9,415	$0.96
The following table shows the number of outstanding warrants by exercise price and date of expiration as of June 30, 2018 (in thousands):

Shares Issuable Upon Exercise	Exercise Price	Expiration Date
1,103	$0.60	March 2020
252	$1.75	April 2022
3,251	$1.55	May 2022
89	$0.71	January 2023
340	$0.42	January 2023
109	$0.71	March 2023
332	$0.42	March 2023
355	$0.625	March 2023
3,550	$0.50	May 2023
19	$12.90	October 2024
15	$16.40	July 2025
9,415
6. RELATED PARTY TRANSACTIONS

The Company had the following related party transaction for the three months ended June 30, 2018:

IRRAS AB

F-A-49

IRRAS AB (“IRRAS”) is a commercial stage medical technology company of which a current director of the Company, Kleanthis G. Xanthopoulos, Ph.D., is currently the President, Chief Executive Officer and director. In January 2018, the Company and IRRAS entered into a sublease, pursuant to which the Company subleased to IRRAS excess capacity in its corporate headquarters (the “IRRAS Sublease”). The IRRAS Sublease has a term of two years and aggregate payments due to the Company of approximately $0.3 million, which approximate fair value.

7. LITIGATION

The Company is a party to the following litigation and may be a party to certain other litigation that is either judged to be not material or that arises in the ordinary course of business from time to time. The Company intends to vigorously defend its interests in these matters and does not expect that the resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. However, due to the uncertainties inherent in litigation, no assurance can be given as to the outcome of these proceedings.
A complaint was filed in the Supreme Court of the State of New York by Laboratoires Majorelle SAS and Majorelle International SARL (“Majorelle”) on July 25, 2017 naming Apricus Biosciences, Inc., NexMed (U.S.A.), Inc. and Ferring International Center S.A. as defendants. The complaint seeks a declaratory judgment that a non-compete provision in a license agreement between the Company and Majorelle, dated November 12, 2013, is unenforceable and makes other claims relating to invalidity of the Company’s assignment of the license agreement to Ferring under the Ferring Asset Purchase Agreement. The complaint also alleges breach of contract, fraudulent inducement, misrepresentation and unjust enrichment relating to a separate supply agreement between the Company and Majorelle. In addition to declaratory relief, Majorelle is seeking damages in excess of $1.0 million, disgorgement of profits and attorney’s fees. On August 30, 2017, the Company and NexMed removed the case to federal district court in the Southern District of New York. Majorelle filed an amended complaint on October 16, 2017. The Company filed a motion to dismiss all claims in the amended complaint on December 5, 2017, and the motion has been fully briefed since the Company submitted its reply brief on January 9, 2018. Majorelle filed a motion to further amend its complaint on June 6, 2018, which the Company and Ferring opposed, and the motion has been fully briefed since Majorelle submitted its reply brief on June 15, 2018. The Company believes the allegations are without merit, reject all claims raised by Majorelle and intends to vigorously defend this matter.

8. SUBSEQUENT EVENT

Agreement and Plan of Merger

On July 30, 2018, the Company, Merger Sub, and Seelos, entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Seelos, with Seelos continuing as a wholly owned subsidiary of the Company and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Seelos common stock will be converted into the right to receive shares of Company common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Company common stock if determined necessary or appropriate by the Company, Seelos and Merger Sub) such that, immediately following the Effective Time, preexisting Company stockholders are expected to own approximately 14% of the outstanding capital stock of the Company on a fully diluted basis, and preexisting Seelos stockholders are expected to own approximately 86% of the outstanding capital stock of the Company on a fully diluted basis, subject to adjustments for net cash held by the Company and Seelos at the time of closing the Merger.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Seelos. In accordance with the terms of the Merger Agreement, (i) Raj Mehra, the founder and majority stockholder of Seelos (solely in his capacity as a Seelos stockholder) and (ii) certain executive officers, directors and stockholders of the Company (solely in their respective capacities as Company stockholders)

F-A-50

have entered into the Support Agreements. The Support Agreements include covenants with respect to the voting of shares of Seelos or Company capital stock, respectively, in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals and place certain restrictions on the transfer of the shares of the Company and Seelos capital stock held by the respective signatories thereto.

The Merger Agreement contains certain termination rights for both the Company and Seelos, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $500,000, which may be payable in shares of common stock of the party making such payment in such paying party's sole discretion, and in some circumstances reimburse the other party’s expenses up to a maximum of $350,000.

At the Effective Time, the Company’s Board of Directors is expected to consist of five members, four of whom will be designated by Seelos and one of whom will be designated by the Company.

Contingent Value Rights Agreement

At the closing of the Merger, the Company, Seelos, Richard Pascoe, as representative of the Company’s stockholders, and a rights agent will enter into the Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, Company stockholders will receive one CVR for each share of the Company’s common stock held of record immediately prior to the closing of the Merger. Each CVR will represent the right to receive payments based on the Company’s Vitaros assets. In particular, CVR holders will be entitled to receive 90% of any cash payments (or the fair market value of any non-cash payments) exceeding $500,000 received, during a period of ten years from the closing of the Merger, based on the sale or out-licensing of the Vitaros assets, including any Contingent Payments, less reasonable transaction expenses. Seelos will be entitled to retain the first $500,000 and 10% of any Contingent Payments. In order to be eligible for the CVR, a Company stockholder must be a holder of record at the close of business immediately prior to the closing of the Merger. Seelos has agreed to use commercially reasonable efforts to out-license or sell the Vitaros assets for a period of three years following the closing of the Merger.

The CVR will be not be transferable, except in limited circumstances and will not be registered with the SEC. Richard Pascoe, the Company’s current President and CEO, will be appointed to serve as the representative of the CVR holders’/former Company stockholders’ interests under the CVR Agreement.

F-A-51

SEELOS THERAPEUTICS, INC.

Page No.

Report of Independent Registered Public Accounting Firm	F-B-2
Balance Sheets as of December 31, 2017 and December 31, 2016	F-B-3
Statements of Operations for the Year Ended December 31, 2017 and for the period from June 1, 2016 (Inception) through December 31, 2016	F-B-4
Statements of Stockholders' Deficit for the Year Ended December 31, 2017 and for the period from June 1, 2016 (Inception) through December 31, 2016	F-B-5
Statements of Cash Flows for the Year Ended December 31, 2017 and for the period from June 1, 2016 (Inception) through December 31, 2016	F-B-6
Notes to Financial Statements	F-B-7

F-B-1

Report of Independent Registered Public Accounting Firm
To the Stockholder and Board of Directors
Seelos Therapeutics, Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Seelos Therapeutics, Inc. (the Company) as of December 31, 2017 and 2016, the related statements of operations, stockholder’s deficit, and cash flows for the year ended December 31, 2017 and the period June 1, 2016 (inception) to December 31, 2016, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and the period June 1, 2016 to December 31, 2016, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
/s/ KPMG LLP
We have served as the Company’s auditor since 2017.
Short Hills, NJ
May 23, 2018

F-B-2

Seelos Therapeutics, Inc.
Balance Sheets

	December 31, 2017	December 31, 2016
(in thousands)
Assets
Cash	$258	$—
Other current assets	3	—
Total assets	$261	$ -

Liabilities and stockholders’ deficit
Current liabilities	$609	$254
Convertible notes payable, at fair value	917	—
Stockholders’ deficit	(1,265)	(254)
Total liabilities and stockholders’ deficit	$261	$—
The accompanying notes are an integral part of these financial statements.

F-B-3

Seelos Therapeutics, Inc.
Statements of Operations

(in thousands, except per share data)	For the Year Ended December 31, 2017	For the Period from June 1, 2016 (Inception) through December 31, 2016
Operating expense
Research and development	$(400)	$(25)
General and administrative	(654)	(230)
Total other expense	(23)	—
Net loss	$(1,077)	$(255)

Net loss per common share: basic and diluted	$(0.27)	$(0.08)
Weighted average common shares outstanding: basic and diluted	4,000	3,308
 The accompanying notes are an integral part of these financial statements.

F-B-4

Seelos Therapeutics, Inc.
Statements of Stockholders’ Deficit

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
(in thousands)	Shares	Amount
Balance - June 1, 2016 (Inception	—	$—	$—	$—	$—
Issuance of restricted stock	4,000	—	1	—	1
Net loss	—	—	—	(255)	(255)
Balance - December 31, 2016	4,000	$—	$1	$(255)	$(254)
Stock-based compensation	—	—	66	—	66
Net loss	—	—		(1,077)	(1,077)
Balance - December 31, 2017	4,000	$—	$67	$(1,332)	$(1,265)

The accompanying notes are an integral part of these financial statements.

F-B-5

Seelos Therapeutics, Inc.
Statements of Cash Flows

(in thousands)	For the Year Ended December 31, 2017	For the period from June 1, 2016 (Inception) through December 31, 2016
Cash Flows from Operating Activities:
Net loss	$(1,077)	$(254)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	66	—
Change in fair value of convertible notes payable	2	—
Research and development - license acquired, accrued	—	25
Changes in operating assets and liabilities:
Accounts payable	178	229
Accrued expenses	180	—
Accrued interest	21	—
Due from related party	(2)	—
Net cash used in operating activities	(632)	—

Cash Flows from Investing Activities:
Payments for research and development related license	(25)	—
Net cash used in investing activities	(25)	—

Cash Flows from Financing Activities:
Proceeds from convertible notes	915	—
Net cash provided by financing activities	915	—

Net change in cash	258	—

Cash - beginning of the period	—	—
Cash - ending of the period	258	—

The accompanying notes are an integral part of these financial statements.

F-B-6

 Note 1-Organization and description of business operations
Seelos Therapeutics, Inc. (the “Company” or “Seelos”) was formed on June 1, 2016 and is incorporated in the State of Delaware. The Company is an emerging company with licenses to four developmental programs focused on various central nervous system (CNS) disorders. Seelos’ mission is to apply its clinical expertise to develop novel therapeutics to address unmet medical needs for the benefit of patients with psychiatric and movement disorders.
Liquidity and capital resources
The Company had no revenues, incurred operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of December 31, 2017, the Company had an accumulated deficit of $1.3 million.
Through December 31, 2017, the Company obtained proceeds of $915,000 from the issuance of convertible notes (“Notes”). These Notes accrue 8% interest and mature on April 30, 2019. The Notes are convertible into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at 90% of the lowest purchase price per share paid by another investor in a qualified financing.
The Company expects to use the proceeds from the above transaction primarily for general corporate purposes, which may include financing the Company’s growth, developing new or existing product candidates, and funding capital expenditures, acquisitions and investments.
The Company believes that in order for the Company to meet its obligations arising from normal business operations for the next twelve months, the Company requires additional capital either in the form of equity or debt.  Without additional capital, the Company’s ability to continue to operate will be limited. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations. The Company is currently pursuing capital transactions in the form of debt and equity, however, the Company cannot provide any assurance that it will be successful in its plans. These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.
Note 2-Significant accounting policies
Basis of presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company's financial statements relate to the valuation of convertible notes payable, valuation of common stock, the valuation of stock options and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company's future results of operations will be affected.
Cash and cash equivalents
The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. Cash and cash equivalents include cash held in banks and money market mutual funds. There are no cash equivalents as of December 31, 2017.

F-B-7

Concentrations of credit risk and off-balance sheet risk
Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company's cash and cash equivalents are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash and cash equivalents are held. The Company has no financial instruments with off-balance sheet risk of loss.
Research and development costs
Research and development costs, including in-process research and development acquired as part of an asset acquisition for which there is no alternative future use, is expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
Fair Value Measurement
The Company follows the accounting guidance in ASC 820 for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s convertible notes are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considers the value impact of conversion at the stated discount to the issue price in a qualified financing event, while the second scenario assumes the convertible notes are held to maturity.  As of the issue date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The average implied yield of previously issued convertible notes is carried forward and used as the primary discount rate for subsequent valuation dates.
Fair Value Option
As permitted under the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 825, Financial Instruments (“ASC 825”) the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded in the Statement of Operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred.
Stock-based compensation
The Company expenses stock-based compensation to employees and board members over the requisite service period based on the estimated grant-date fair value of the awards and forfeitures rates. The Company accounts for forfeitures as they occur. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates the fair value of stock option

F-B-8

grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. All stock-based compensation costs are recorded in general and administrative or research and development costs in the statements of operations based upon the underlying individual’s role at the Company.

The accounting for non-employee options are measured at the vesting date and are marked to market until they vest.
Income taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.
Recent accounting pronouncements
In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company will adopt this guidance effective January 1, 2018 and the adoption of the guidance is not anticipated to have a material impact on the Company’s financial statements.
In January 2017, the FASB issued an ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Update may be adopted early. The Company adopted the provisions of ASC 2017-01 effective June 1, 2016. Adoption did not have a material impact on the Company's financial position, results of operations, or cash flows.
In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new standard will be effective on January 1, 2018; however, early adoption is permitted. The Company

F-B-9

will adopt this guidance effective January 1, 2018 and the adoption of the guidance will not have a material impact on the Company’s financial statements.
Note 3-Purchases of Assets
Acquisition of License from Ligand Pharmaceuticals (“Ligand”)
On September 21, 2016, Ligand Pharmaceuticals, Inc. out-licensed four development programs to the Company, including its aplindore program for Parkinson’s disease, a CRTH2 antagonist program for rare pediatric chronic inflammation and other chronic respiratory disorders, a Captisol-enabled acetaminophen program for pain and fever management and an H3 receptor antagonist program for narcolepsy and excessive daytime sleepiness (“Purchased Licenses”).
Under the license agreement, Ligand is entitled to receive initial payments in equity or cash of $1.3 million upon the Company’s completing a minimum of $7.5 million financing and up to an additional $3.5 million if the Company becomes a public company and up to $126.7 million of additional cash milestones relating to certain regulatory and commercial achievements, with the first being submission of an application in the United States for a particular licensed product. In addition, Ligand is entitled to net sales royalties ranging from low single digits to low double digits for the various programs licensed. If certain conditions are met, Ligand will provide a three-year convertible loan facility to the Company in an amount up to $500,000. The Company is responsible for all development activities under the license. The Company has also entered into a supply agreement with Ligand for Captisol at negotiated prices which term is concurrent with the license agreement.
The Company became obligated in September 2016 to pay Ligand a $25,000 option fee. The Company paid this option fee on August 4, 2017. In addition, the potential regulatory and commercial milestones are not yet considered probable, and no milestone payments have been accrued at December 31, 2017.
The Purchased Licenses were accounted for as an asset acquisition pursuant to ASU 2017-01 as the majority of the fair value of the assets acquired were concentrated in a group of similar assets, and the acquired assets did not have outputs or employees. Because the assets had not yet received regulatory approval, the purchase price paid for these assets was recorded as research and development expense in the Company's statement of operations for the period from Inception to December 31, 2016.
Payments Towards the Acquisition of Asset from Vyera Pharmaceuticals, AG (“Vyera”)
On May 25, 2017, the Company entered into a non-binding term sheet to acquire TUR-002 (intranasal ketamine) (“TUR-002”) from Vyera Pharmaceuticals, LLC (“Vyera”). During the year ended December 31, 2017, the Company recorded $400,000 in research and development expenses related to the non-refundable but creditable payments to continue to negotiate exclusively with Vyera while the Company continued to identify financing terms with other parties to provide the necessary funding to purchase TUR-002.

On January 18, 2018, the Company and Vyera entered into an Amendment to the May 25, 2017 Term Sheet for TUR-002. The Company paid $100,000 as a non-refundable but creditable payment to continue to negotiate exclusively with Vyera to purchase TUR-002.

On March 6, 2018, the Company entered into an asset purchase agreement (“the Agreement”) to acquire TUR-002 from Vyera which was contingent upon certain events, as defined, including, the Company completing a merger transaction. The Company has previously paid Vyera non-refundable amounts totaling $0.5 million towards the Agreement. The Agreement was amended on May 22, 2018 (“Amended Agreement”). Under the Amended Agreement, the Company will pay Vyera a non-refundable $0.15 million upon execution of the Amended Agreement, a non-refundable $0.15 million upon an announcement regarding a merger between the Company and another public company (“Proposed Merger Transaction”) and $1.5 million (less $0.5 million previously paid by the Company) upon the closing of such Proposed Merger Transaction. Pursuant to the Amended Agreement, Vyera would also be entitled to receive 248,615 unrestricted common shares of the Company’s common stock valued at approximately $4.0 million. The Company would be responsible to make payments to Vyera and/or the licensor up to $21.0 million upon the achievement of certain clinical development and regulatory milestones, with the first being $3.5 million upon the first patient dosing in a Phase III clinical trial for TUR-002. The Amended Agreement also provides for payments of a royalty percentage

F-B-10

in the mid-teens on net sales and up to $75.0 million upon the Company’s achievement of certain cumulative net sales milestones for TUR-002. The Company would be responsible for all development activities for TUR-002.

In addition to royalties and milestone payments, the Company would be obligated to the licensor, until such time as the Company receives regulatory approval of a New Drug Application for any product derived from the licensed assets, 2.5% of the total external investment costs incurred in connection with the development of such product. The external investment costs include all expenses related to the development and regulatory approval of the licensed assets incurred and paid to external vendors for the performance of formulation in vitro studies, animal pharnmcokinetic studies, efficacy and toxicity studies, and Phase I, II and III clinical trials. If the Company were to sublicense to, sell to, assign to, partner with or transfer to a third party the licensed assets, 2.5% - 3.5% of amounts received by the Company, subject to adjustment downward in certain circumstances, pursuant to such a transaction would be owed by the Company to the licensor.
Note 4- Convertible notes
From May to December 2017, the Company entered into convertible note agreements with investors. The aggregate principal amount of the Notes is $915,000 which are due no later than April 30, 2019 with simple interest at the rate of 8% per annum. The Notes shall automatically convert, upon the issuance of preferred stock of the Company for capital-raising purposes occurring on or prior to the Notes maturity date resulting in gross proceeds in excess of a specific amount, into shares of common stock of the Company by dividing the then-outstanding convertible note by 90% of the lowest purchase price per share paid by another investor in the Qualifying Financing. In the event of the issuance of preferred stock that does not exceed specified amounts noted above, a noteholder will have the option to convert outstanding notes at similar terms, provided that in the event the majority of the noteholders, elect to convert their Notes, all Notes shall be automatically converted. The Notes also provide for automatic conversion upon a change in control, as defined.

As permitted under accounting guidance, the Company elected to account for the convertible notes under the fair value option (see Note 2). The fair value of these convertible notes was $916,599 as of December 31, 2017 and the change in fair value of the convertible notes was $1,599 for the year ended December 31, 2017.
Note 5-Stockholders' equity
Common stock

The Company has authorized 10,000,000 shares of $0.0001 par value per share as of December 31, 2017 and 2016. Each share of common stock is entitled to one voting right. Common stock owners are entitled to dividends when funds are legally available and declared by the Board of Directors.

Restricted stock

On July 8, 2016, the Company issued 4,000,000 restricted stock shares to its Chief Executive Officer for the contribution of technology valued at approximately $400. 1,600,000 restricted stock shares vested on July 8, 2016 and the remaining 2,400,000 restricted stock shares vest monthly evenly over the two years following July 8, 2016. These shares were issued for the assignment of technology. The vesting of these restricted shares accelerate upon the occurrence of certain events.
Note 6-Stock-based compensation
The Company has a 2016 Equity Incentive Plan (the “2016 Plan”) that permits the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate shares of common stock that may be subject to awards and issued under the 2016 Plan is 2,000,000. At December 31, 2017, 40,000 stock options have been awarded and 1,960,000 shares remain available for issuance under the 2016 Plan.

Stock options

In September 2016, the Company granted 40,000 non-qualified stock options to two non-employees with an exercise

F-B-11

price per share of $0.50 and a 10 year term, subject to the terms and conditions of the 2016 Plan above. The stock options are subject to time vesting requirements. The stock options were 50% vested on the grant date and the other 50% vest monthly over two years from the grant date. The Company recorded $66,369 in stock-based compensation expense for the year ended December 31, 2017.

The fair value of non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The stock options were determined to have an insignificant value for 2016. The fair value of the Company’s common stock was estimated to be $8.39 and $0.10 at December 31, 2017 and 2016, respectively. In order to determine the fair value, the Company considered, among other things, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

Key assumptions used to estimate the fair value of the non-employee stock options measured during the year ended December 31, 2017 included risk-free interest rates of 2.15% to 2.48%, an expected volatility of 53.7% to 60.0%, and no expected dividend yield.

At December 31, 2017, 32,510 stock options had vested which had an intrinsic value of $256,504. These stock options have a weighted average remaining contractual term of 8.7 years. At December 31, 2017, the total unrecognized compensation related to unvested non-employee stock option awards granted was $13,393, which the Company expects to recognize over a weighted-average period of approximately 0.4 years.

No stock options have been exercised or forfeited.
Note 7-Income taxes
A reconciliation of the statutory U.S. federal rate to the Company's effective tax rate are as follows:

	For the Year Ended December 31, 2017	For the period from June 1, 2016 (Inception) through December 31, 2016
Statutory federal income tax rate	(34.0) %	(34.0) %
State and local taxes, net of federal benefit	(9.8) %	(9.8) %
Permanent items	1.0%	0.0%
Deferred rate change	(2.7) %	0.0%
Current/ deferred tax rate differential	16.1%	0.0%
Change in valuation allowance	29.4%	43.8%
Income tax provision (benefit)	0.0%	0.0%

The components of income tax provision (benefit) are as follows:

F-B-12

	December 31,	December 31,
	2017	2016
Deferred tax assets:
Net operating loss carryovers	$143	$4
Accrued expenses	58	—
Amortization	138	11
Stock based compensation	22	—
Start up cost	67	96
Total deferred tax assets	428	112
Valuation allowance	(428)	(112)
Deferred tax assets, net of allowance	$—	$—

The components of the net deferred tax asset as of December 31, 2017 and 2016 are as follows:

	December 31,	December 31,
	2017	2016
Federal
Current	$—	$—
Deferred	(188)	(87)
State and Local
Current	—	—
Deferred	(129)	(25)
Change in valuation allowance	317	112
Income tax provision (benefit)	$—	$—
The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance against its net deferred tax asset. A valuation allowance of approximately $428,000 and $112,000 was recorded as of December 31, 2017 and 2016, respectively.
As of December 31, 2017 and 2016, the Company had federal net operating loss carryforwards of approximately $436,000 and $9,000, respectively, and state net operating loss carryforwards of approximately $436,000 and $9,000, respectively. The federal and state net operating loss carryforwards will begin to expire, if not utilized, by 2036 and 2037. Future changes in ownership may limit the utilization of the net operating loss carryforward due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar provisions. Additionally, the Company may be entitled to claim federal and state income tax credits for its research and development activities ("R&D Credits") occurring during 2017 which have not yet been determined. Any R&D Credits generated by the Company in 2017 would result in an additional deferred tax asset that would be subject to a full valuation allowance.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which makes broad and complex changes to the U.S. tax code. Certain of these changes may be applicable to the Company, including but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, and modifying the rules related to uses and limitations of net operating loss carryforwards generated in tax years ending after December 31, 2017. Changes in tax rates and tax laws are accounted for in the period of enactment. The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, we have recorded a decrease related to deferred tax assets of $29,194 exclusive of the corresponding change in the valuation allowance, for the year ended December 31, 2017. Due to the full valuation allowance on the deferred tax assets, there is no net adjustment to deferred tax expense or benefit due to the reduction of the corporate tax rate.

F-B-13

At December 31, 2017 and 2016, the Company did not have any significant uncertain tax positions. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2017 and 2016, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company's consolidated statement of operations. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.
The Company's 2016 and 2017 tax years remain open for the assessment of income taxes.
Note 8-Commitments and contingencies
Leases

The Company is not a party to any leases for office space or equipment.
Litigation

As of December 31, 2017 and 2016, there was no litigation against the Company.
Note 9- Related party transaction
As of December 31, 2017, the Company recorded a receivable of $2,390 from the Chief Executive Officer and is due on demand.
Note 10-Subsequent events
The Company evaluated subsequent events through May 23, 2018, the date of which these statements were available for issuance.

On January 12, 2018, the Company entered into convertible note agreements with investors. The aggregate principal amount of the notes is $65,000 which are due no later than April 30, 2019 with simple interest at the rate of 8% per annum. The notes shall automatically convert, upon the issuance of preferred stock of the Company for capital-raising purposes occurring on or prior to the notes maturity date resulting in gross proceeds in excess of a specific amount, into shares of common stock of the Company by dividing the then-outstanding note balance by 90% of the lowest purchase price per share paid by another investor in the Qualifying Financing. In the event of issuance of preferred stock that does not exceed specified amounts noted above, the Company will have the option to convert outstanding notes at similar terms.

On May 3, 2018, the Company entered into a convertible note agreement with an investor. The aggregate principal amount of the note is $500,000 which is due no later than April 30, 2019 with simple interest at the rate of 8% per annum. The notes shall automatically convert, upon the issuance of preferred stock of the Company for capital-raising purposes occurring on or prior to the notes maturity date resulting in gross proceeds in excess of a specific amount, into shares of common stock of the Company by dividing the then-outstanding note balance by 90% of the lowest purchase price per share paid by another investor in the Qualifying Financing. In the event of issuance of preferred stock that does not exceed specified amounts noted above, the Company will have the option to convert outstanding notes at similar terms.

On May 22, 2018, the Company entered into an Amended Agreement with Vyera to acquire TUR-002 (see Note 3).

F-B-14

SEELOS THERAPEUTICS, INC.

F-B-15

Seelos Therapeutics, Inc.
Balance Sheets

	June 30, 2018	December 31, 2017
(in thousands)	(unaudited)
Assets
Cash	$183	$258
Other current assets	2	3
Total assets	$185	$261

Liabilities and stockholders’ deficit
Current liabilities	$1,040	$609
Convertible notes payable, at fair value	1,537	917
Stockholders’ deficit	(2,393)	(1,265)
Total liabilities and stockholders’ deficit	$184	$261
The accompanying notes are an integral part of these financial statements.

F-B-16

Seelos Therapeutics, Inc.
Statements of Operations

	Six Months Ended June 30,
(in thousands, except per share data)	2018	2017
Operating expense	(unaudited)
Research and development	$(250)	$—
General and administrative	(807)	(48)
Total other expense	(101)	(3)
Net loss	$(1,158)	$(51)

Net loss per common share: basic and diluted	$(0.29)	$(0.01)
Weighted average common shares outstanding: basic and diluted	4,000	4,000
The accompanying notes are an integral part of these financial statements.

F-B-17

Seelos Therapeutics, Inc.
Condensed Statements of Stockholders’ Deficit
(Unaudited)(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance - December 31, 2017	4,000	—	67	(1,332)	(1,265)
Stock-based compensation	—	—	31	—	31
Net loss	—	—	—	(1,159)	(1,159)
Balance - June 30, 2018	4,000	—	98	(2,490)	(2,393)

The accompanying notes are an integral part of these condensed financial statements.

F-B-18

Seelos Therapeutics, Inc.
Condensed Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,
(in thousands)	2018	2017
Cash Flows from Operating Activities:
Net loss	$(1,159)	$(51)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	31	—
Change in fair value of convertible notes payable	55	—
Changes in operating assets and liabilities:
Accounts payable	505	19
Accrued expenses	(119)	—
Accrued interest	46	2
Due from related party	—	(2)
Net cash used in operating activities	(641)	(32)

Cash Flows from Financing Activities:
Proceeds from convertible notes	565	200
Net cash provided by financing activities	565	200

Net change in cash	(76)	168

Cash - beginning of the period	258	—
Cash - ending of the period	$183	$168

The accompanying notes are an integral part of these condensed financial statements.

Note 1-Organization and description of business operations
Seelos Therapeutics, Inc. (the “Company” or “Seelos”) was formed on June 1, 2016 and is incorporated in the State of Delaware. The Company is an emerging company with licenses to four developmental programs focused on various central nervous system (CNS) disorders. Seelos’ mission is to apply its clinical expertise to develop novel therapeutics to address unmet medical needs for the benefit of patients with psychiatric and movement disorders.
Liquidity and capital resources
The Company had no revenues, incurred operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of June 30, 2018, the Company had an accumulated deficit of $2.5 million.
Through June 30, 2018, the Company obtained proceeds of $1.5 million from the issuance of convertible notes (“Notes”). These Notes accrue 8% interest and mature on April 30, 2019. The Notes are convertible into shares of common stock upon a preferred stock equity raise of greater than $1,000,000 at 90% of the lowest purchase price per share paid by another investor in a qualified financing.
The Company expects to use the proceeds from the above transaction primarily for general corporate purposes, which may include financing the Company’s growth, developing new or existing product candidates, and funding capital expenditures, acquisitions and investments.

F-B-19

The Company believes that in order for the Company to meet its obligations arising from normal business operations for the next twelve months, the Company requires additional capital either in the form of equity or debt.  Without additional capital, the Company’s ability to continue to operate will be limited. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations. The Company is currently pursuing capital transactions in the form of debt and equity, however, the Company cannot provide any assurance that it will be successful in its plans. These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.
Note 2-Significant accounting policies
Basis of presentation
The accompanying unaudited interim condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed financial statements reflect all adjustments, which include normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. They may not include all of the information and footnotes required by GAAP for complete financial statements. Therefore, these financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 2017. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company's financial statements relate to the valuation of convertible notes payable, valuation of common stock, the valuation of stock options and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company's future results of operations will be affected.
Cash and cash equivalents
The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. Cash and cash equivalents include cash held in banks and money market mutual funds. There are no cash equivalents as of June 30, 2018 and December 31, 2017.
Concentrations of credit risk and off-balance sheet risk
Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company's cash and cash equivalents are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash and cash equivalents are held. The Company has no financial instruments with off-balance sheet risk of loss.
Research and development costs
Research and development costs, including in-process research and development associated with the in-license of technology, are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.
Fair Value Measurement
The Company follows the accounting guidance in Accounting Standards Codification (“ASC”) 820 for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting

F-B-20

guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.
The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The Company’s convertible notes are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considers the value impact of conversion at the stated discount to the issue price in a qualified financing event, while the second scenario assumes the convertible notes are held to maturity.  As of the issue date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The average implied yield of previously issued convertible notes is carried forward and used as the primary discount rate for subsequent valuation dates.
Fair Value Option
As permitted under the Financial Accounting Standards Board (“FASB”), ASC 825, Financial Instruments, (“ASC 825”), the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded in the Statement of Operations. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. In addition, the portion of the total change in the fair value of a liability resulting from changes in the instrument-specific credit risk are presented separately in other comprehensive income.
Stock-based compensation
The Company expenses stock-based compensation to employees and board members over the requisite service period based on the estimated grant-date fair value of the awards and forfeitures rates. The Company accounts for forfeitures as they occur. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. All stock-based compensation costs are recorded in general and administrative or research and development costs in the statements of operations based upon the underlying individual’s role at the Company.

The accounting for non-employee options are measured at the vesting date and are marked to market until they vest.
Income taxes
Income taxes are recorded in accordance with ASC 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are

F-B-21

provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.
Recently adopted accounting pronouncements
In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income; simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments; requires separate presentation of financial assets and financial liabilities by measurement category and form of financial assets on the balance sheet or the accompanying notes to the financial statements and clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. ASU No. 2016-01 is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this guidance effective January 1, 2018 and the adoption of the guidance did not have a material impact on the Company’s financial statements.
In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. The new standard will be effective on January 1, 2018; however, early adoption is permitted. The Company adopted this guidance effective January 1, 2018 and the adoption of the guidance did not have a material impact on the Company’s financial statements.
Recently issued accounting pronouncements not yet adopted
In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of ASC 606, Revenue from Contracts with Customers. The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures but does not expect it to have a material impact.

Note 3-Purchases of Assets
Acquisition of License from Ligand Pharmaceuticals (“Ligand”)
On September 21, 2016, Ligand Pharmaceuticals, Inc. out-licensed four development programs to the Company, including its aplindore program for Parkinson’s disease, a CRTH2 antagonist program for rare pediatric chronic inflammation and other chronic respiratory disorders, a Captisol-enabled acetaminophen program for pain and fever management and an H3 receptor antagonist program for narcolepsy and excessive daytime sleepiness (“Purchased Licenses”).

F-B-22

Under the license agreement, Ligand is entitled to receive initial payments in equity or cash of $1.3 million upon the Company’s completing a minimum of $7.5 million financing and up to an additional $3.5 million if the Company becomes a public company and up to $126.7 million of additional cash milestones relating to certain regulatory and commercial achievements, with the first being submission of an application in the United States for a particular licensed product. In addition, Ligand is entitled to net sales royalties ranging from low single digits to low double digits for the various programs licensed. If certain conditions are met, Ligand will provide a three-year convertible loan facility to the Company in an amount up to $500,000. The Company is responsible for all development activities under the license. The Company has also entered into a supply agreement with Ligand for Captisol at negotiated prices which term is concurrent with the license agreement.
The Company became obligated in September 2016 to pay Ligand a $25,000 option fee and was expensed as research and development costs. The Company paid this option fee on August 4, 2017. In addition, the potential regulatory and commercial milestones are not yet considered probable, and no milestone payments have been accrued at June 30, 2018.
Payments Towards the Acquisition of Asset from Vyera Pharmaceuticals, AG (“Vyera”)
On May 25, 2017, the Company entered into a non-binding term sheet to acquire TUR-002 (intranasal ketamine) (“TUR-002”) from Vyera Pharmaceuticals, LLC (“Vyera”). During the year ended December 31, 2017, the Company recorded $400,000 in research and development expenses related to the non-refundable but creditable payments to continue to negotiate exclusively with Vyera while the Company continued to identify financing terms with other parties to provide the necessary funding to purchase TUR-002.

On January 18, 2018, the Company and Vyera entered into an Amendment to the May 25, 2017 Term Sheet for TUR-002. The Company paid $100,000 as a non-refundable but creditable payment to continue to negotiate exclusively with Vyera to purchase TUR-002.

On March 6, 2018, the Company entered into an asset purchase agreement (“the Agreement”) to acquire TUR-002 from Vyera which was contingent upon certain events, as defined, including the Company completing a merger transaction. The Company has previously paid Vyera non-refundable amounts totaling $0.5 million towards the Agreement. The Agreement was amended on May 22, 2018 (“Amended Agreement”). Under the Amended Agreement, the Company will pay Vyera a non-refundable $0.15 million upon execution of the Amended Agreement, a non-refundable $0.15 million upon an announcement regarding a merger between the Company and another public company (“Proposed Merger Transaction”) and $1.5 million (less $0.5 million previously paid by the Company) upon the closing of such Proposed Merger Transaction. Pursuant to the Amended Agreement, Vyera would also be entitled to receive 248,615 unrestricted common shares of the Company’s common stock valued at approximately $4.0 million. The Company would be responsible to make payments to Vyera and/or the licensor up to $21.0 million upon the achievement of certain clinical development and regulatory milestones, with the first being $3.5 million upon the first patient dosing in a Phase III clinical trial for TUR-002. The Amended Agreement also provides for payments of a royalty percentage in the mid-teens on net sales and up to $75.0 million upon the Company’s achievement of certain cumulative net sales milestones for TUR-002. The Company would be responsible for all development activities for TUR-002.

In addition to royalties and milestone payments, the Company would be obligated to the licensor, until such time as the Company receives regulatory approval of a NDA for any product derived from the licensed assets, 2.5% of the total external investment costs incurred in connection with the development of such product. The external investment costs include all expenses related to the development and regulatory approval of the licensed assets incurred and paid to external vendors for the performance of formulation in vitro studies, animal pharnmcokinetic studies, efficacy and toxicity studies, and Phase I, II and III clinical trials.

If the Company were to sublicense to, sell to, assign to, partner with or transfer to a third party the licensed assets, 2.5% - 3.5% of amounts received by the Company, subject to adjustment downward in certain circumstances, pursuant to such a transaction would be owed by the Company to the licensor.

Note 4- Convertible notes

F-B-23

From May 2017 to May 2018, the Company entered into convertible note agreements with investors. The aggregate principal amount of the Notes is $1.5 million which are due no later than April 30, 2019 with simple interest at the rate of 8% per annum. The Notes shall automatically convert, upon the issuance of preferred stock of the Company for capital-raising purposes occurring on or prior to the Notes maturity date resulting in gross proceeds in excess of a specific amount, into shares of common stock of the Company by dividing the then-outstanding convertible note by 90% of the lowest purchase price per share paid by another investor in the Qualifying Financing. In the event of the issuance of preferred stock that does not exceed specified amounts noted above, the noteholders will have the option to convert outstanding notes at similar terms, provided that in the event the majority of the noteholders, elect to convert their Notes, all Notes shall be automatically converted. The Notes also provide for automatic conversion upon a change in control, as defined.

As permitted under accounting guidance, the Company elected to account for the convertible notes under the fair value option (see Note 2). The fair value of these convertible notes was $1,537,091 as of June 30, 2018 and the change in fair value of the convertible notes was $55,492 for the six months ended June 30, 2018. The portion of the total change in the fair value of the convertible notes resulting from changes in the instrument-specific credit risk was not material at June 30, 2018 or December 31, 2017, respectively.
Note 5-Stockholders' equity
Common stock

The Company has authorized 10,000,000 shares of $0.0001 par value per share as of June 30, 2018 and December 31, 2017. Each share of common stock is entitled to one voting right. Common stock owners are entitled to dividends when funds are legally available and declared by the Board of Directors.

Restricted stock

On July 8, 2016, the Company issued 4,000,000 restricted stock shares to its Chief Executive Officer for the contribution of technology valued at approximately $400. 1,600,000 restricted stock shares vested on July 8, 2016 and the remaining 2,400,000 restricted stock shares vest monthly evenly over the two years following July 8, 2016. These shares were issued for the assignment of technology. The vesting of these restricted shares accelerate upon the occurrence of certain events.
Note 6-Stock-based compensation
The Company has a 2016 Equity Incentive Plan (the “Plan”) that permits the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units. The maximum aggregate shares of common stock that may be subject to awards and issued under the Plan is 2,000,000. At June 30, 2018, 40,000 stock options have been awarded and 1,960,000 shares remain available for issuance under the Plan.

Stock options

In September 2016, the Company granted 40,000 non-qualified stock options to two non-employees with an exercise price per share of $0.50 and a 10 year term, subject to the terms and conditions of the Plan above. The stock options are subject to time vesting requirements. The stock options were 50% vested on the grant date and the other 50% vest monthly over two years from the grant date. The Company recorded $30,880 and $0 in stock-based compensation expense for the six months June 30, 2018 and 2017, respectively.

The fair value of non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

F-B-24

The fair value of the Company’s common stock was estimated to be and $14.45 and $0.10 at June 30, 2018 and 2017, respectively. In order to determine the fair value, the Company considered, among other things, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, including related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale, given prevailing market conditions; the lack of marketability of the Company’s common stock; the market performance of comparable publicly traded companies; and U.S. and global economic and capital market conditions.

The stock options were determined to have an insignificant value for the six months ending June 30, 2017. Key assumptions used to estimate the fair value of the non-employee stock options measured during the six months ended June 30, 2018 included risk-free interest rates of 2.81% to 2.95%, an expected volatility of 54.0%, and no expected dividend yield.

At June 30, 2018, 37,514 stock options had vested which had an intrinsic value of $523,320. These stock options have a weighted average remaining contractual term of 8.2 years. At June 30, 2018, the total unrecognized stock compensation related to non-employee stock options was $2,649, which the Company expects to recognize over a weighted average period of approximately 0.1 years.

No stock options have been exercised or forfeited.
Note 7-Commitments and contingencies
Leases

The Company is not a party to any leases for office space or equipment.
Litigation

As of June 30, 2018 and December 31, 2017, there was no litigation against the Company.
Note 8- Related party transaction
As of June 30, 2018 and December 31, 2017, the Company had a receivable of $2,390 from the Chief Executive Officer which is due on demand.
Note 9-Subsequent events
The Company evaluated subsequent events through August 30, 2018, the date of which these interim statements were available for issuance.

On July 30, 2018, the Company entered into convertible note agreements with investors. The aggregate principal amount of the notes is $700,000 which is due no later than April 30, 2019 with simple interest at the rate of 8% per annum. The notes shall automatically convert, upon the issuance of preferred stock of the Company for capital-raising purposes occurring on or prior to the notes maturity date resulting in gross proceeds in excess of a specific amount, into shares of common stock of the Company by dividing the then-outstanding note balance by 80% or 90%, depending on the terms for each note, of the lowest purchase price per share paid by another investor in the Qualifying Financing. In the event of issuance of preferred stock that does not exceed specified amounts noted above, the Company will have the option to convert outstanding notes at similar terms.

On July 30, 2018, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Apricus Biosciences, Inc., a Nevada corporation (“Apricus”), Arch Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Apricus (“Merger Sub”). Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth therein, (a) Merger Sub will be merged with and into Seelos (the “Seelos Merger”), with Seelos continuing as a wholly owned subsidiary of Apricus and the surviving corporation of the merger (the “Merger”).

F-B-25

Under the terms of the Merger Agreement, each outstanding share of Seelos common stock will be converted into the right to receive shares of Apricus common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Apricus common stock if determined necessary or appropriate by Apricus, Seelos and Merger Sub) such that, immediately following the Effective Time, preexisting Apricus stockholders are expected to own approximately 14% of the outstanding capital stock of Apricus on a fully diluted basis, and preexisting Seelos stockholders are expected to own approximately 86% of the outstanding capital stock of Apricus on a fully diluted basis, subject to adjustments for net cash held by Apricus and Seelos at the time of closing the Merger.

The proposed merger has been unanimously approved by the board of directors of each company and is expected to close during the second half of 2018, subject to approval of the transaction by the shareholders of both companies, and other customary closing conditions.

As a result of the proposed merger, Seelos’ outstanding convertible notes will automatically be converted into shares of Seelos common stock upon closing of the merger.

F-B-26

ANNEX A
AGREEMENT AND PLAN OF MERGER

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________________________________________

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
among:
APRICUS BIOSCIENCES, INC.,
a Nevada corporation;
ARCH MERGER SUB, INC.,
a Delaware corporation; and
SEELOS THERAPEUTICS, INC.,
a Delaware corporation
Dated as of July 30, 2018

________________________________________

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Section 3. Representations and Warranties of Apricus and Merger Sub		A-37
3.1	Due Organization; Subsidiaries	A-38
3.2	Organizational Documents	A-38
3.3	Authority; Binding Nature of Agreement	A-38
3.4	Vote Required	A-39
3.5	Non-Contravention; Consents	A-39
3.6	Capitalization	A-40
3.7	SEC Filings; Financial Statements	A-42
3.8	Absence of Changes	A-44
3.9	Absence of Undisclosed Liabilities	A-44
3.10	Title to Assets	A-44
3.11	Real Property; Leasehold	A-45
3.12	Intellectual Property	A-45
3.13	Agreements, Contracts and Commitments	A-48
3.14	Compliance; Permits; Restrictions	A-50
3.15	Legal Proceedings; Orders	A-52
3.16	Tax Matters	A-52
3.17	Employee and Labor Matters; Benefit Plans	A-54
3.18	Environmental Matters	A-57
3.19	Insurance	A-57
3.20	No Financial Advisors	A-58
3.21	Transactions with Affiliates	A-58
3.22	Valid Issuance	A-58
3.23	No Other Representations or Warranties	A-58
Section 4. Certain Covenants of the Parties		A-59
4.1	Operation of Apricus’ Business	A-59
4.2	Operation of the Company’s Business	A-60
4.3	Access and Investigation	A-63
4.4	No Solicitation	A-63
4.5	Notification of Certain Matters	A-65
Section 5. Additional Agreements of the Parties		A-65
5.1	Registration Statement; Proxy Statement	A-65
5.2	Company Stockholder Written Consent	A-66
5.3	Apricus Stockholders’ Meeting	A-69
5.4	Regulatory Approvals	A-71
5.5	Company Options and Company Notes	A-71
5.6	Apricus Options	A-72
5.7	Employee Benefits	A-73
5.8	Indemnification of Officers and Directors	A-73
5.9	Additional Agreements	A-75
5.10	Disclosure	A-75
5.11	Listing	A-75
5.12	Tax Matters	A-76

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5.13	Legends	A-77
5.14	Directors and Officers	A-77
5.15	Termination of Certain Agreements and Rights	A-77
5.16	Corporate Identity	A-77
5.17	Section 16 Matters	A-77
5.18	Cooperation	A-77
5.19	Allocation Certificate	A-77
5.20	Company Financial Statements	A-78
5.21	Apricus Reverse Stock Split	A-78
5.22	Disposition of Vitaros Assets	A-78
5.23	Amendment of Employment Agreement	A-78
5.24	Amendment of Subscription Agreement	A-79
5.25	Amendment of Wainwright Agreement	A-79
5.26	Treatment of Office Lease	A-79
Section 6. Conditions Precedent to Obligations of Each Party		A-79
6.1	Effectiveness of Registration Statement	A-79
6.2	No Restraints	A-79
6.3	Stockholder Approval	A-79
6.4	Listing	A-80
Section 7. Additional Conditions Precedent to Obligations of Apricus and Merger Sub		A-80
7.1	Accuracy of Representations	A-80
7.2	Performance of Covenants	A-80
7.3	Closing Certificate	A-80
7.4	FIRPTA Certificate	A-81
7.5	No Company Material Adverse Effect	A-81
7.6	Termination of Investor Agreements	A-81
7.7	Apricus Tax Opinion	A-81
Section 8. Additional Conditions Precedent to Obligation of the Company		A-81
8.1	Accuracy of Representations	A-81
8.2	Performance of Covenants	A-82
8.3	Documents	A-82
8.4	Sarbanes-Oxley Certifications	A-82
8.5	No Apricus Material Adverse Effect	A-82
8.6	Lock-Up Agreements	A-82
8.7	Company Tax Opinion	A-83
8.8	Employment Agreement Amendment	A-83
8.9	Lease Treatment	A-83
Section 9. Termination		A-83
9.1	Termination	A-83
9.2	Effect of Termination	A-85
9.3	Expenses; Termination Fees	A-86
Section 10. Miscellaneous Provisions		A-89
10.1	Non-Survival of Representations and Warranties	A-89

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10.2	Amendment	A-89
10.3	Waiver	A-89
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	A-89
10.5	Applicable Law; Jurisdiction	A-89
10.6	Attorneys’ Fees	A-90
10.7	Assignability	A-90
10.8	Notices	A-90
10.9	Cooperation	A-91
10.10	Severability	A-91
10.11	Other Remedies; Specific Performance	A-92
10.12	No Third Party Beneficiaries	A-92
10.13	Construction	A-92

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Exhibits:

Exhibit A	Definitions

Exhibit B	Form of Apricus Stockholder Support Agreement

Exhibit C	Form of Company Stockholder Support Agreement

Exhibit D	Form of CVR Agreement

Exhibit E	Form of Lock-Up Agreement

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of July 30, 2018, by and among APRICUS BIOSCIENCES, INC., a Nevada corporation (“Apricus”), ARCH MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Apricus (“Merger Sub”), and SEELOS THERAPEUTICS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.Apricus and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Apricus.
B.    The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Section 1.368-2(g) of the Treasury Regulations.
C.    The Apricus Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Apricus and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Apricus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Apricus vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Apricus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, the Apricus Reverse Stock Split and an amendment to Apricus’ articles of incorporation to change the name of Apricus.
D.    The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.
E.    The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

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F.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of Apricus listed on Section A of the Apricus Disclosure Schedule (solely in their capacity as stockholders of Apricus) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B (the “Apricus Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Apricus in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
G.    Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Apricus’ willingness to enter into this Agreement, the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Apricus in substantially the form attached hereto as Exhibit C (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
H.    It is expected that the issuance of shares of Apricus Common Stock to the stockholders of the Company pursuant to the Merger will result in a change of control of Apricus.
I.    It is expected that within two Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement in a form reasonably acceptable to Apricus, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1.DESCRIPTION OF TRANSACTION
1.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Apricus.

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1.3    Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Apricus and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Apricus and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Apricus and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4    Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b)    the articles of incorporation of Apricus shall be identical to the articles of incorporation of Apricus immediately prior to the Effective Time, until thereafter amended as provided by the NRS and such articles of incorporation; provided, however, that at the Effective Time, Apricus shall file an amendment to its articles of incorporation to change the name of Apricus to “Seelos Therapeutics, Inc.,” and with such other changes as are mutually agreed by Apricus and the Company (the “Apricus Charter Amendment”);
(c)    the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;
(d)    the bylaws of Apricus shall be identical to the bylaws of Apricus immediately prior to the Effective Time, until thereafter amended as provided by the NRS, the articles of incorporation and such bylaws; provided, however, that after the filing of the Apricus Charter Amendment, Apricus shall amend its bylaws, or cause its bylaws to be amended, to indicate that the name of Apricus has been changed to “Seelos Therapeutics, Inc.”;
(e)    the directors and officers of Apricus, each to hold office in accordance with the articles of incorporation and bylaws of Apricus, shall be as set forth in Section 5.14,

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which shall include one director selected by Apricus and four directors selected by the Company; and
(f)    the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Apricus as set forth in Section 5.14, after giving effect to the provisions of Section 5.14.
1.5    Conversion of Shares.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Apricus, Merger Sub, the Company or any stockholder of the Company or Apricus:
(i)    any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)    subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Apricus Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(b)    If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Apricus Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Apricus Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Apricus is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(c)    No fractional shares of Apricus Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Apricus Common Stock (after aggregating all fractional shares of Apricus Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Apricus Closing Price.

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(d)    All Company Options outstanding immediately prior to the Effective Time under the Company Plan and Company Notes outstanding shall be treated in accordance with Section 5.5.
(e)    Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(f)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Apricus Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Apricus Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Apricus Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Apricus to take any action with respect to Company Capital Stock or Apricus Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
1.6    Contingent Value Right.
(a)    Contingent Value Right Agreement. Apricus shareholders of record at the Effective Time shall be entitled to one contractual contingent value right (a “CVR”) issued by Apricus subject to and in accordance with the terms and conditions of the CVR Agreement, attached hereto as Exhibit D.
(b)    Exchange Agent. At or prior to the Effective Time, Apricus shall authorize and duly adopt, execute and deliver, and will ensure that Equiniti Shareholder Services (the “Exchange Agent”) executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Exchange Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of CVR). Apricus and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.
1.7    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company

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shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.
1.8    Surrender of Certificates.
(a)    Apricus and the Company agree to use the Exchange Agent as exchange agent in the Merger. At the Effective Time, Apricus shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the Apricus Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Apricus Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b)    Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Apricus may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Apricus Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Apricus: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Apricus Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Apricus Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Apricus Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Apricus Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Apricus may, in its discretion and as a condition precedent to the delivery of any shares of Apricus Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Apricus against any claim suffered by Apricus related to the lost, stolen or destroyed Company Stock Certificate or any Apricus Common Stock issued in exchange therefor as Apricus may reasonably request.

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(c)    No dividends or other distributions declared or made with respect to Apricus Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Apricus Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
(d)    Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Apricus upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to Apricus for satisfaction of their claims for Apricus Common Stock, cash in lieu of fractional shares of Apricus Common Stock and any dividends or distributions with respect to shares of Apricus Common Stock.
(e)    Each of the Exchange Agent, Apricus and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f)    No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Apricus Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.
1.9    Calculation of Apricus Net Cash.
(a)    Not less than five calendar days prior to the Anticipated Closing Date, Apricus will deliver to the Company a schedule (the “Apricus Net Cash Schedule”) setting forth, in reasonable detail, Apricus’ good faith, estimated calculation of Apricus Net Cash (the “Apricus Net Cash Calculation” and the date of delivery of such schedule, the “Apricus Delivery Date”). Apricus shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Apricus Net Cash Schedule and, if requested by the Company, Apricus’ accountants and counsel at reasonable times and upon reasonable notice for purposes of verifying the Apricus Net Cash Calculation.
(b)    Within three calendar days after the Apricus Delivery Date (the last day of such period, the “Company Response Date”), the Company shall have the right to dispute any part of the Apricus Net Cash Calculation by delivering a written notice to that effect to Apricus (a “Company Dispute Notice”). Any Company Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Apricus Net Cash Calculation.

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(c)    If, on or prior to the Company Response Date, (i) the Company notifies Apricus in writing that it has no objections to the Apricus Net Cash Calculation or (ii) the Company fails to deliver a Company Dispute Notice as provided in Section 1.9(a), then the Apricus Net Cash Calculation as set forth in the Apricus Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Apricus Net Cash for purposes of this Agreement.
(d)    If the Company delivers a Company Dispute Notice on or prior to the Company Response Date, then Representatives of Apricus and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Apricus Net Cash, which agreed upon Apricus Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent Apricus Net Cash for purposes of this Agreement.
(e)    If Representatives of Apricus and the Company are unable to negotiate an agreed-upon determination of Apricus Net Cash pursuant to Section 1.9(d) within three calendar days after delivery of the Company Dispute Notice (or such other period as Apricus and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Apricus Net Cash shall be referred to BDO USA, LLP (or if such firm is unable or unwilling to serve, to another nationally recognized accounting firm reasonably acceptable to both Apricus and the Company) (the “Accounting Firm”). Apricus shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Apricus Net Cash Schedule, and Apricus and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection. The Company and Apricus shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Apricus. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Apricus Net Cash made by the Accounting Firm shall be made in writing delivered to each of Apricus and the Company, shall be final and binding on Apricus and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent Apricus Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.9(e). The fees and expenses of the Accounting Firm shall be allocated between Apricus and the Company in the same proportion that the disputed amount of Apricus Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Apricus Net Cash amount. If this Section 1.9(e) applies as to the determination of Apricus Net Cash described in Section 1.9(a), upon resolution of the matter in accordance with this Section 1.9(e), the Parties shall not be required to determine Apricus Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Apricus or the Company may request a redetermination of Apricus Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.

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1.10    Calculation of Company Net Cash.
(a)    Not less than five calendar days prior to the Anticipated Closing Date, the Company will deliver to Apricus a schedule (the “Company Net Cash Schedule”) setting forth, in reasonable detail, the Company Average Daily Cash Burn and the Company’s good faith, estimated calculation of Company Net Cash (the “Company Net Cash Calculation” and the date of delivery of such schedule, the “Company Delivery Date”) prepared and certified by the Company’s principal financial officer or principal accounting officer. The Company shall make available to Apricus, as reasonably requested by Apricus, the work papers and back-up materials used or useful in preparing the Company Net Cash Schedule and, if requested by Apricus, the Company’s accountants and counsel at reasonable times and upon reasonable notice for the purpose of verifying the Company Net Cash Calculation.
(b)    Within three calendar days after the Company Delivery Date (the last day of such period, the “Apricus Response Date”), Apricus shall have the right to dispute any part of the Company Net Cash Calculation by delivering a written notice to that effect to the Company (a “Apricus Dispute Notice”). Any Apricus Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Company Net Cash Calculation.
(c)    If, on or prior to the Apricus Response Date, (i) Apricus notifies the Company in writing that it has no objections to the Company Net Cash Calculation or (ii) Apricus fails to deliver an Apricus Dispute Notice as provided in Section 1.10(b), then the Company Net Cash Calculation as set forth in the Company Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash for purposes of this Agreement.
(d)    If Apricus delivers an Apricus Dispute Notice on or prior to the Apricus Response Date, then Representatives of Apricus and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Company Net Cash, which agreed upon Company Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash for purposes of this Agreement.
(e)    If Representatives of Apricus and the Company are unable to negotiate an agreed-upon determination of Company Net Cash pursuant to Section 1.10(d) within three calendar days after delivery of the Apricus Dispute Notice (or such other period as Apricus and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Company Net Cash shall be referred to the Accounting Firm. The Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Company Net Cash Schedule, and Apricus and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection. The Company and Apricus shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Apricus. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm.

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The determination of the amount of Company Net Cash made by the Accounting Firm shall be made in writing delivered to each of Apricus and the Company, shall be final and binding on Apricus and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent Company Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.10(e). The fees and expenses of the Accounting Firm shall be allocated between Apricus and the Company in the same proportion that the disputed amount of the Company Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Company Net Cash amount. If this Section 1.10(e) applies as to the determination of the Company Net Cash described in Section 1.10(a), upon resolution of the matter in accordance with this Section 1.10(e), the Parties shall not be required to determine Company Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Apricus or the Company may request a redetermination of Company Net Cash if the Closing Date is more than 30 calendar days after the Anticipated Closing Date.
1.11    Appraisal Rights.
(a)    Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.
(b)    The Company shall give Apricus prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Apricus’ prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
1.12    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts

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(in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.13    Tax Consequences. For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Section 1.368-2(g) of the Treasury Regulations. The Parties shall use their best efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code, and shall not take any actions independent of the transactions contemplated by this Agreement that are reasonably likely to cause the Merger to not so qualify.
1.14    Withholding. The Parties and the Exchange Agent shall be entitled to deduct and withholding from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as each of the Parties and the Exchange Agent is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment. Apricus, Merger Sub or the Exchange Agent, as appropriate, shall provide commercially reasonable notice to the Company upon becoming aware of any such withholding obligation and shall cooperate with the Company to the extent reasonable to obtain reduction of or relief from such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
Section 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.13(h), except as set forth in the written disclosure schedule delivered by the Company to Apricus (the “Company Disclosure Schedule”), the Company represents and warrants to Apricus and Merger Sub as follows:
2.1    Due Organization; Subsidiaries.
(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(b)    The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c)    The Company has no Subsidiaries and the Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity. The Company is not and has not otherwise been, directly

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or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2    Organizational Documents. The Company has made available to Apricus accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.
2.3    Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Apricus and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.
2.4    Vote Required. The affirmative vote (or written consent) of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
2.5    Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a)    contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(b)    contravene, conflict with or result in a material violation of, or to the Knowledge of the Company give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any

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of the assets owned or used by the Company, is subject, except as would not be material to the Company or its business;
(c)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or to the Knowledge of the Company, give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not be material to the Company or its business;
(d)    contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company (except for Permitted Encumbrances).
Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would be material to the Company or its business. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the other Contemplated Transactions.
2.6    Capitalization.
(a)    The authorized Company Capital Stock as of the date of this Agreement consists of 10,000,000 shares of Company Common Stock, par value $0.00001 per share, of which 4,000,000 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, the aggregate principal amount of the outstanding Company Notes is equal to $1,480,000. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Company Notes, (B) the number

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and type of shares issuable upon conversion of such Company Note, assuming conversion as of the date of this Agreement, (C) the interest rate accruing or payable on such Company Note; (D) the conversion price of each such Company Note and (E) the termination date of each such Company Note.
(b)    All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free from any Encumbrances. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c)    Except for the Company’s 2016 Equity Incentive Plan (the “Company Stock Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 2,000,000 shares of Company Common Stock for issuance under the Company Stock Plan, of which 40,000 shares are subject to outstanding Company Options granted under the Company Stock Plan, and 1,960,000 shares of Company Common Stock remain available for future issuance pursuant to the Company Stock Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Apricus an accurate and complete copy of the Company Stock Plan and forms of all stock option agreements approved for use thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.
(d)    Except for the Company Options and the Company Notes set forth on a schedule provided by the Company to Apricus concurrently with the execution hereof and as set forth on Section 2.6(d) of the Company Disclosure Schedule, there is no: (i) outstanding

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subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.
(e)    All outstanding shares of Company Common Stock, Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
2.7    Financial Statements.
(a)    Concurrently with the execution hereof, the Company has provided to Apricus true and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2016 and December 31, 2017, (ii) the Company Unaudited Interim Balance Sheet, (iii) the Company’s audited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2016 and December 31, 2017, and (iv) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31, 2018 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.
(b)    The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures

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are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c)    Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has made available to Apricus accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since its incorporation.
(d)    Since the incorporation of the Company, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since the Company’s incorporation, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
2.8    Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between December 31, 2017 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Company Material Adverse Effect.
2.9    Absence of Undisclosed Liabilities. As of the date hereof, the Company does not have any liability, indebtedness, obligation, expense, of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of the Company under Company Contracts, the Company Stock Plan or Company Employee Plans; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.
2.10    Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to the Company or its business, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the

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case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11    Real Property; Leasehold. The Company does not own any real property. The Company has made available to Apricus (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
2.12    Intellectual Property.
(a)    The Company owns, or has the right to use, as currently being used by the Company, all Company IP Rights, and with respect to Company IP Rights that are owned by the Company, has the right to bring actions for the infringement of such Company IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to have a Company Material Adverse Effect.
(b)    Concurrently with the execution hereof, the Company has provided to Apricus an accurate, true and complete listing of all Company Registered IP.
(c)    Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which Company IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company are exclusive or non-exclusive.
(d)    Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which the Company has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company IP Rights to any Person (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s benefit).
(e)    The Company is not bound by, and no Company IP Rights are subject to, any Company Contract containing any covenant or other provision that in any way materially limits or restricts the ability of the Company to use, exploit, assert, enforce, sell, transfer or dispose of any such Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

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(f)    Except as identified in Section 2.12(f) of the Company Disclosure Schedule, to the Knowledge of the Company, the Company exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)    All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.
(ii)    Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any material Company IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company and confidentiality provisions protecting trade secrets and confidential information of the Company.
(iii)    To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights purported to be owned by the Company.
(iv)    Except as identified in Section 2.12(f)(iv) of the Company Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company has an ownership interest.
(v)    The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as a material trade secret.
(vi)    The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights owned or purported to be owned by or exclusively licensed to Company to any other Person. As of the

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date of this Agreement, except as set forth in Section 2.12(f)(vi) of the Company Disclosure Schedule, the Company has not granted any licenses or covenants not to sue, or sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company IP Rights to any third party, and there exists no obligation by the Company to assign, license or otherwise transfer any of the Company IP Rights to any third party.
(g)    The Company has made available to Apricus, a complete and accurate copy of all Company IP Rights Agreements required to be listed on Section 2.12(c) or Section 2.12(d) of the Company Disclosure Schedule. With respect to each such Company IP Rights Agreement: (i) each such agreement is valid and binding on the Company, as applicable, and in full force and effect, subject to the Enforceability Exceptions; (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) the Company is not, and to the Knowledge of the Company, no other party to any such agreement is, in breach or default thereof in any material respect. To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any Company IP Rights Agreements, nor give any third party to any such Company IP Rights Agreement the right to do any of the foregoing. Following the closing of the transactions contemplated by this Agreement, Apricus will be permitted to exercise all of the rights of the Company under such agreements to the same extent, in all material respects, the Company would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay.
(h)    To the Knowledge of the Company, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company does not violate any license or agreement between the Company and any third party, and does not infringe or misappropriate any Intellectual Property right of any third party, which violation, infringement or misappropriation would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing upon any Company IP Rights or violating any license or agreement between the Company and such third party.
(i)    There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights, nor has the Company received any written notice asserting that any such Company IP Rights, or the Company’s right to use, sell, license or dispose of any such Company IP Rights conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(j)    Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings,

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payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.
(k)    No trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Company Material Adverse Effect.
(l)    Except as set forth in the Contracts listed on Section 2.12(l) of the Company Disclosure Schedule (i) and except for Company Contracts entered into in the Ordinary Course of Business, the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would be material to the Company or its business, and (ii) the Company has never assumed, or agreed to discharge or otherwise taken responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.
2.13    Agreements, Contracts and Commitments.
(a)    Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i)    a Company Contract, other than a Company Employee Plan, requiring payments by the Company after the date of this Agreement in excess of $125,000 per year pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment-related, consulting or independent contractor services, not terminable by the Company on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit the Company’s ability to terminate employees at will;
(ii)    a Company Contract, other than the Company Employee Plans or the Company Stock Plan, relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iii)    a Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

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(iv)    a Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision with respect to employees;
(v)    a Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(vi)    a Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity since the Company’s incorporation;
(vii)    a Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;
(viii)    a Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(ix)    a Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(x)    a Company Real Estate Lease; or
(xi)    any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of the Company.
(b)    The Company has made available to Apricus accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth in

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Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. The Company has not, and to the Company’s Knowledge, as of the date of this Agreement no other party to a Company Material Contract has, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
2.14    Compliance; Permits; Restrictions.
(a)    The Company is, and since the Company’s incorporation has been, in compliance in all material respects with all applicable Laws, including the regulations adopted thereunder, and any other similar Law administered or promulgated by a Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)    The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.
(c)    There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company of the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, or any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).

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(d)    The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency material to the conduct of the business of the Company as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. To the Knowledge of the Company, there are no facts that would be reasonably likely to result in any warning letter, untitled letter or other written notice of material violation letter from the FDA.
(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion for reasons of lack of safety or material non-compliance with applicable Laws. Since the Company’s incorporation, the Company has not received any written notices or correspondence, or other written communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Product Candidates, have participated.
(f)    The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. Neither the Company nor, to the Knowledge of the Company, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of its business or products are pending or threatened against the Company or any of its officers, employees or agents.

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2.15    Legal Proceedings; Orders.
(a)    There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)    Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since the Company’s incorporation, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.
(c)    There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.
2.16    Tax Matters.
(a)    The Company has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is subject to taxation by that jurisdiction.
(b)    All material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c)    The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d)    There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of the Company.
(e)    No deficiencies for material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company. Neither the Company nor any of its

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predecessors has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.
(f)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)    The Company is not a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than any customary Tax indemnification provisions in Ordinary Course of Business commercial agreements or arrangements that are not primarily related to Taxes.
(h)    The Company has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). The Company does not have any material Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.
(i)    The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the last two years or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.
(j)    The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(k)    The Company does not have a permanent establishment and is not a resident for Tax purposes in a non-U.S. jurisdiction that is outside of its jurisdiction or territory of incorporation or formation.
(l)    Neither the Company nor any of its predecessors (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a).
(m)    Except as set forth on Section 2.16(m) of the Company Disclosure Schedule, no entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company.
(n)    The Company has no knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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2.17    Employee and Labor Matters; Benefit Plans.
(a)    The Company is not a party to, bound by, and has no duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.
(b)    Section 2.17(b) of the Company Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former Company Associate (or any present or former employee, consultant or director of any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company or any Company Affiliate, or under which the Company or any Company Affiliate has any current liability or may incur liability after the date hereof (each, a “Company Employee Plan”).
(c)    With respect to Company Options granted pursuant to the Company Stock Plan, (i) each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Company Option grant was made in accordance with the terms of the Company Stock Plan and all other applicable Laws and (iv) the per share exercise price of each Company Option was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date.
(d)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.
(e)    Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.

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(f)    The Company has not engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. The Company has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and the Company has not been assessed any civil penalty under Section 502(l) of ERISA.
(g)    No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any Company Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any Company Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Plan.
(h)    No Company Employee Plan provides for medical or death benefits beyond termination of service, other than pursuant to COBRA or an analogous state law requirement. The Company does not sponsor or maintain any self-funded employee benefit plan. No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(i)    The Company is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.
(j)    To the Knowledge of the Company, no Company Options or other equity-based awards issued or granted by the Company are subject to the requirements of Code Section 409A. To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Code Section 409A(a)(1).
(k)    The Company is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), indemnification, compensation, and hours of work, and in each case, with respect to Company Associates: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Associates, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to

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any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Associates (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or relating to any Company Associates, employment agreement, consulting agreement or Company Employee Plan (other than routine claims for benefits).
(l)    The Company has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. The Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of the Company prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
(m)    With respect to each Company Employee Plan, the Company has made available to Apricus a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of the Company, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.
(n)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union and/or union organizing activity, question concerning representation or any similar activity or dispute, affecting the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including, but not limited to, through the filing of a petition for representation election.
(o)    The Company is not and has not been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or

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reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.
(p)    There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any Company Associate for taxes paid pursuant to Sections 409A or 4999 of the Code.

2.18    Environmental Matters. Since the Company’s incorporation, the Company has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not result in a Company Material Adverse Effect. Since the Company’s incorporation, the Company has not received any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company has received since the Company’s incorporation, any written notice or other communication relating to property owned or leased at any time by the Company, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance in all material respects with or violated any Environmental Law relating to such property and (ii) the Company does not have any material liability under any Environmental Law.
2.19    Insurance. The Company has made available to Apricus accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Company’s incorporation, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

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2.20    No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.
2.21    Disclosure. The information supplied by the Company for inclusion in the Proxy Statement (including any of the Company Financials) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.
2.22    Transactions with Affiliates. Section 2.22 of the Company Disclosure Schedule describes any material transactions or relationships, since the Company’s incorporation, between, on one hand, the Company and, on the other hand, any (a) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
2.23    No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Apricus nor any other person on behalf of Apricus makes any express or implied representation or warranty with respect to Apricus or with respect to any other information provided to the Company or its stockholders or Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of Apricus set forth in Section 3 (in each case as qualified and limited by the Apricus Disclosure Schedule)) neither the Company, nor any of its Representatives or stockholders has relied on any such information (including the accuracy or completeness thereof).
Section 3.    REPRESENTATIONS AND WARRANTIES OF APRICUS AND MERGER SUB
Subject to Section 10.13(h), except (i) as set forth in the written disclosure schedule delivered by Apricus to the Company (the “Apricus Disclosure Schedule”) or (ii) as disclosed in the Apricus SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), it being understood that (x) any matter disclosed in such filings shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.5

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or Section 3.6; and (y) any matter disclosed in the Apricus SEC Documents will be deemed to be disclosed in a section of the Apricus Disclosure Schedule only to the extent that it is reasonably apparent from a reading of such Apricus SEC Documents that it is applicable to such section of the Apricus Disclosure Schedule, Apricus and Merger Sub represent and warrant to the Company as follows:
3.1    Due Organization; Subsidiaries.
(a)    Apricus is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.
(b)    Each of Apricus and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an Apricus Material Adverse Effect.
(c)    Apricus has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Apricus Disclosure Schedule; and neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Apricus Disclosure Schedule. Neither Apricus nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Apricus nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Apricus nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2    Organizational Documents. Apricus has made available to the Company accurate and complete copies of Apricus’ Organizational Documents. Apricus is not in breach or violation of its Organizational Documents in any material respect.
3.3    Authority; Binding Nature of Agreement. Apricus and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Apricus Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Apricus and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of

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Apricus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Apricus vote to approve this Agreement and the Contemplated Transactions, including the Apricus Charter Amendment and the issuance of shares of Apricus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Apricus and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Apricus and Merger Sub, enforceable against each of Apricus and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Apricus Stockholder Support Agreements, the Apricus Board approved the Apricus Stockholder Support Agreements and the transactions contemplated thereby.
3.4    Vote Required. The affirmative vote of the holders of a majority of the shares of Apricus Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Apricus’ capital stock necessary to approve the Apricus Stockholder Matters (the “Required Apricus Stockholder Vote”).
3.5    Non-Contravention; Consents. Subject to obtaining the Required Apricus Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Apricus or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time), in each case except as set forth on Section 3.5 of the Apricus Disclosure Schedule:
(a)    contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Apricus or Merger Sub;
(b)    contravene, conflict with or result in a material violation of, or, to the Knowledge of Apricus, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Apricus or its Subsidiaries, or any of the assets owned or used by Apricus or its Subsidiaries, is subject, except as would not be material to Apricus or its business;
(c)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or, to the Knowledge of Apricus give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Apricus or its Subsidiaries, except as would not be material to Apricus or its business;

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(d)    contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Apricus Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Apricus Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Apricus Material Contract; (iii) accelerate the maturity or performance of any Apricus Material Contract; or (iv) cancel, terminate or modify any term of any Apricus Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Apricus or its Subsidiaries (except for Permitted Encumbrances).
Except for (i) any Consent set forth on Section 3.5 of the Apricus Disclosure Schedule under any Apricus Contract, (ii) the Required Apricus Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Apricus is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would be material to Apricus or its business. The Apricus Board has taken or will take all actions necessary to ensure that the restrictions applicable to business combinations in Sections 78.411-78.444, inclusive, of the NRS and acquisitions of controlling interests in Sections 78.378-78.3793, inclusive, of the NRS, and the Merger Sub Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Apricus Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Apricus Stockholder Support Agreements or any of the other Contemplated Transactions.
3.6    Capitalization.
(a)    The authorized capital stock of Apricus consists of (i) 60,000,000 shares of Apricus Common Stock, par value $0.001 per share, of which 23,441,449 shares have been issued and are outstanding as of July 27, 2018 (the “Capitalization Date”) and (ii) 10,000,000 shares of Preferred Stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Apricus does not hold any shares of its capital stock in its treasury. As of the date of this Agreement, there are outstanding Apricus Warrants to purchase 9,415,078 shares of Apricus Common Stock. Section 3.6(a) of the Apricus Disclosure Schedule lists, as of the date of this Agreement, (A) each record holder of issued and outstanding Apricus Warrants, (B) the number and type of shares subject to each such Apricus Warrant, (C) the exercise price of each such Apricus Warrant, (D) the termination date of each such Apricus Warrant and (E) whether and to what extent any holders of Apricus Warrants shall be required to exercise such Apricus Warrants prior to the Effective Time.

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(b)    All of the outstanding shares of Apricus Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free from any Encumbrances. Except as set forth in Section 3.6(b) of the Apricus Disclosure Schedule, none of the outstanding shares of Apricus Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Apricus Common Stock is subject to any right of first refusal in favor of Apricus. Except as otherwise disclosed in Apricus’ filings with the SEC or contemplated herein and except as set forth in Section 3.6(b) of the Apricus Disclosure Schedule, there is no Apricus Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Apricus Common Stock. Apricus is not under any obligation, nor is Apricus bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Apricus Common Stock or other securities. There are no repurchase rights held by Apricus with respect to shares of Apricus Common Stock (including shares issued pursuant to the exercise of stock options).
(c)    Except for the Apricus 2012 Stock Long Term Incentive Plan and the Apricus 2006 Stock Incentive Plan, each as amended (the “Apricus Stock Plans”), and except as set forth on Section 3.6(c) of the Apricus Disclosure Schedule, Apricus does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, Apricus has reserved 1,783,715 shares of Apricus Common Stock for issuance under the Apricus Stock Plans, of which 1,063,467 shares are subject to outstanding Apricus Options granted under the Apricus Stock Plans, 580,584 shares are subject to outstanding Apricus RSUs, and 139,664 shares remain available for future issuance pursuant to the Apricus Stock Plans. Section 3.6(c) of the Apricus Disclosure Schedule sets forth the following information with respect to each Apricus Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Apricus Common Stock subject to such Apricus Option at the time of grant; (iii) the number of shares of Apricus Common Stock subject to such Apricus Option as of the date of this Agreement; (iv) the exercise price of such Apricus Option; (v) the date on which such Apricus Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Apricus Option expires; and (viii) whether such Apricus Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Section 3.6(c) of the Apricus Disclosure Schedule sets forth the following information with respect to each Apricus RSU outstanding as of the date of this Agreement: (i) the name of the grantee; (ii) the number of shares of Apricus Common Stock subject to such Apricus RSU at the time of grant; (iii) the number of shares of Apricus Common Stock subject to such Apricus RSU as of the date of this Agreement; (iv) the date on which such Apricus RSU was granted; and (v) the applicable vesting schedule. Apricus has made available to the Company accurate and complete copies of the Apricus Stock Plans and the forms of all award agreements evidencing the equity-based awards granted thereunder.
(d)    Except for the outstanding Apricus Warrants, Apricus Options and Apricus RSUs set forth on Section 3.6(a) and Section 3.6(c) of the Apricus Disclosure Schedule,

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respectively, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Apricus or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Apricus or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Apricus or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Apricus or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Apricus or any of its Subsidiaries.
(e)    All outstanding shares of Apricus Common Stock, Apricus Warrants, Apricus Options, Apricus RSUs and other securities of Apricus have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
3.7    SEC Filings; Financial Statements.
(a)    Apricus has delivered to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Apricus with the SEC since January 1, 2018 (the “Apricus SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Section 3.7(a) of the Apricus Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Apricus or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Apricus SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Apricus SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Apricus SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)    The financial statements (including any related notes) contained or incorporated by reference in the Apricus SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial

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statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Apricus as of the respective dates thereof and the results of operations and cash flows of Apricus for the periods covered thereby. Other than as expressly disclosed in the Apricus SEC Documents filed prior to the date hereof, there has been no material change in Apricus’ accounting methods or principles that would be required to be disclosed in Apricus’ financial statements in accordance with GAAP. The books of account and other financial records of Apricus and each of its Subsidiaries are true and complete in all material respects.
(c)    Apricus’ independent registered accounting firm has at all times since the date Apricus become subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Apricus, “independent” with respect to Apricus within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Apricus, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d)    Except as set forth on Section 3.7(d) of the Apricus Disclosure Schedule, Apricus has not received any comment letter from the SEC or the staff thereof or any correspondence from officials of Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Apricus Common Stock on Nasdaq. Apricus has not disclosed any unresolved comments in the Apricus SEC Documents.
(e)    Since January 1, 2015, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Apricus, the Apricus Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f)    Except as set forth in Section 3.7(f) of the Apricus Disclosure Schedule, Apricus is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.
(g)    Apricus maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Apricus maintains records that in reasonable detail accurately and fairly reflect Apricus’ transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Apricus Board, and (iv) regarding prevention or timely

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detection of the unauthorized acquisition, use or disposition of Apricus’ assets that could have a material effect on Apricus’ financial statements. Apricus has evaluated the effectiveness of Apricus’ internal control over financial reporting as of December 31, 2017, and, to the extent required by applicable Law, presented in any applicable Apricus SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Apricus has disclosed to Apricus’ independent registered accounting firm and the Audit Committee of the Apricus Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Apricus’ ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Apricus’ internal control over financial reporting. Apricus has not identified any material weaknesses in the design or operation of Apricus’ internal control over financial reporting.
(h)    Apricus’ “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Apricus in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Apricus’ management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
3.8    Absence of Changes. Except as set forth on Section 3.8 of the Apricus Disclosure Schedule, between December 31, 2017 and the date of this Agreement, Apricus has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any Apricus Material Adverse Effect.
3.9    Absence of Undisclosed Liabilities. As of the date hereof, Apricus does not have any Liability, individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Apricus Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Apricus since the date of the Apricus Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000, in the aggregate; (c) Liabilities for performance of obligations of Apricus under Apricus Contracts, Apricus Stock Plans or Apricus Employee Plans; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Section 3.9 of the Apricus Disclosure Schedule.
3.10    Title to Assets. Each of Apricus and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it that are material to Apricus or its business, including: (a) all assets reflected on the Apricus Balance Sheet; and (b) all other assets reflected in the books and records of Apricus or any of its Subsidiaries as being owned by Apricus or such Subsidiary. All of such

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assets are owned or, in the case of leased assets, leased by Apricus or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11    Real Property; Leasehold. Neither Apricus nor any of its Subsidiaries owns any real property. Apricus has made available to the Company (a) an accurate and complete list of all real properties with respect to which Apricus directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Apricus, and (b) copies of all leases under which any such real property is possessed (the “Apricus Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
3.12    Intellectual Property.
(a)    Except as set forth in Section 3.12(a) of the Apricus Disclosure Schedule, Apricus, directly or through any of its Subsidiaries, owns, or has the right to use, as currently being used by Apricus or its Subsidiaries, all Apricus IP Rights, and with respect to Apricus IP Rights that are owned by Apricus or its Subsidiaries, has the right to bring actions for the infringement of such Apricus IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to have an Apricus Material Adverse Effect.
(b)    Concurrently with the execution hereof, Apricus has provided to the Company an accurate, true and complete listing of all Apricus Registered IP.
(c)    Section 3.12(c) of the Apricus Disclosure Schedule accurately identifies (i) all Apricus Contracts pursuant to which Apricus IP Rights are licensed to Apricus or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Apricus’ or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Apricus or any of its Subsidiaries are exclusive or non-exclusive.
(d)    Section 3.12(d) of the Apricus Disclosure Schedule accurately identifies each Apricus Contract pursuant to which Apricus or its Subsidiaries granted any license under, or any right (whether or not currently exercisable) or interest in, any Apricus IP Rights to any Person (other than (i) any confidential information provided under confidentiality agreements and (ii) any Apricus IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for Apricus’ benefit).
(e)    Except as set forth in Section 3.12(e) of the Apricus Disclosure Schedule, neither Apricus nor any of its Subsidiaries is bound by, and no Apricus IP Rights are subject to, any Apricus Contract containing any covenant or other provision that in any way materially limits or restricts the ability of Apricus to use, exploit, assert, enforce, sell, transfer or dispose of

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any such Apricus IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of Apricus as currently conducted or planned to be conducted.
(f)    Except as identified in Section 3.12(f) of the Apricus Disclosure Schedule, to the Knowledge of the Apricus, Apricus or one of its Subsidiaries exclusively owns all right, title, and interest to and in Apricus IP Rights (other than (i) Apricus IP Rights exclusively and non-exclusively licensed to Apricus or one of its Subsidiaries, as identified in Section 3.12(c) of the Apricus Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Apricus solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Apricus’ or any of its Subsidiary’s products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i)    All documents and instruments necessary to register or apply for or renew registration of Apricus Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have an Apricus Material Adverse Effect.
(ii)    Each Person who is or was an employee or contractor of Apricus or any of its Subsidiaries and who is or was involved in the creation or development of any material Apricus IP Rights has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to Apricus and confidentiality provisions protecting trade secrets and confidential information of Apricus.
(iii)    To the Knowledge of Apricus, no current or former stockholder, officer, director, or employee of Apricus or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Apricus IP Rights purported to be owned by Apricus. To the Knowledge of Apricus, no employee of Apricus is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any former employer or other Person concerning Apricus IP Rights purported to be owned by Apricus or confidentiality provisions protecting trade secrets and confidential information comprising Apricus IP Rights purported to be owned by the Apricus.
(iv)    Except as identified in Section 3.12(f)(iv) of the Apricus Disclosure Schedule, no funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Apricus IP Rights in which Apricus has an ownership interest.
(v)    Apricus and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that Apricus or such Subsidiary holds, or purports to hold, as a material trade secret.

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(vi)    Neither Apricus nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Apricus IP Rights owned or purported to be owned by or exclusively licensed to Apricus to any other Person. As of the date of this Agreement, except as set forth in Section 3.12(f)(vi) of the Apricus Disclosure Schedule, Apricus has not granted any licenses or covenants not to sue, or sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Apricus IP Rights to any third party, and there exists no obligation by Apricus or any of its Subsidiaries to assign, license or otherwise transfer any of the Apricus IP Rights to any third party.
(g)    Apricus has delivered, or made available to the Company, a complete and accurate copy of all Apricus IP Rights Agreements required to be listed on Section 3.12(c) or Section 3.12(d) of the Apricus Disclosure Schedule. With respect to each such Apricus IP Rights Agreement: (i) each such agreement is valid and binding on Apricus or its Subsidiaries, as applicable, and in full force and effect, subject to the Enforceability Exceptions; (ii) Apricus has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither Apricus nor its Subsidiaries, and to the Knowledge of Apricus, no other party to any such agreement, is in breach or default thereof in any material respect. To the Knowledge of Apricus, the consummation of the transactions contemplated by this Agreement will neither result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to any such Apricus IP Rights Agreement, nor give any third party to any such Apricus IP Rights Agreement the right to do any of the foregoing. Following the closing of the transactions contemplated by this Agreement, Apricus will be permitted to exercise all of the rights of Apricus under such agreements to the same extent, in all material respects, Apricus would have been able had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Apricus would otherwise be required to pay.
(h)    To the Knowledge of Apricus, neither the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by Apricus or any of its Subsidiaries does not violate any license or agreement between Apricus and any third party, and, to the Knowledge of Apricus, does not infringe or misappropriate any Intellectual Property right of any third party, which violation, infringement or misappropriation would reasonably be expected to have an Apricus Material Adverse Effect. To the Knowledge of Apricus, no third party is infringing upon any Apricus IP Rights or violating any license or agreement between Apricus and such third party.
(i)    Except as set forth on Section 3.12(i) of the Apricus Disclosure Schedule, there is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Apricus IP Rights, nor has Apricus or any of its Subsidiaries received any written notice asserting that any such Apricus IP Rights, or Apricus’ or any of its Subsidiaries’ right to use, sell, license or dispose of any such Apricus IP

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Rights conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other Person.
(j)    Each item of Apricus IP Rights that is Apricus Registered IP is and at all times has been filed and maintained in compliance with all applicable Laws and all filings, payments, and other actions required to be made or taken to maintain such item of Apricus Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have an Apricus Material Adverse Effect.
(k)    No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Apricus or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have an Apricus Material Adverse Effect.
(l)    Except as set forth in the Contracts listed on Section 3.12(l) of the Apricus Disclosure Schedule (i) and except for Apricus Contracts entered into in the Ordinary Course of Business, neither Apricus nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would be material to Apricus or its business, and (ii) neither Apricus nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.
3.13    Agreements, Contracts and Commitments.
(a)    Section 3.13 of the Apricus Disclosure Schedule identifies each Apricus Contract that is in effect as of the date of this Agreement (each a “Apricus Material Contract” and collectively, the “Apricus Material Contracts”) and is:
(i)    an Apricus Contract, other than an Apricus Employee Plan, requiring payments by Apricus after the date of this Agreement in excess of $125,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any Apricus Associate, or entity providing employment related, consulting or independent contractor services, not terminable by Apricus on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit Apricus’ ability to terminate employees at will;
(ii)    an Apricus Contract, other than the Apricus Employee Plans or the Apricus Stock Plans, relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as

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termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iii)    an Apricus Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iv)    an Apricus Contract containing (A) any covenant limiting the freedom of Apricus to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision with respect to employees;
(v)    an Apricus Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(vi)    an Apricus Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity since January 1, 2015;
(vii)    an Apricus Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Apricus or any loans or debt obligations with officers or directors of Apricus;
(viii)    an Apricus Contract requiring payment by or to Apricus after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Apricus; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Apricus has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Apricus has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Apricus; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Apricus or any Contract to sell, distribute or commercialize any products or service of Apricus, in each case, except for Apricus Contracts entered into in the Ordinary Course of Business;
(ix)    an Apricus Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Apricus in connection with the Contemplated Transactions;
(x)    each Apricus Real Estate Lease; or
(xi)    any other Apricus Contract that is not terminable at will (with no penalty or payment) by Apricus, and (A) which involves payment or receipt by Apricus after the date of this Agreement under any such agreement, contract or commitment of more than

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$250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate, or (B) that is material to the business or operations of Apricus.
(b)    Apricus has delivered or made available to the Company accurate and complete copies of all Apricus Material Contracts, including all amendments thereto. Except as set forth in Section 3.13(b) of the Apricus Disclosure Schedule, there are no Apricus Material Contracts that are not in written form. Apricus has not nor, to Apricus’ Knowledge as of the date of this Agreement, has any other party to an Apricus Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Apricus Material Contract in such manner as would permit any other party to cancel or terminate any such Apricus Material Contract, or would permit any other party to seek damages which would reasonably be expected to have an Apricus Material Adverse Effect. As to Apricus, as of the date of this Agreement, each Apricus Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Apricus Material Contract to change, any material amount paid or payable to Apricus under any Apricus Material Contract or any other material term or provision of any Apricus Material Contract.
3.14    Compliance; Permits; Restrictions.
(a)    Apricus and each of its Subsidiaries are, and since January 1, 2015, have been in compliance in all material respects with all applicable Laws, including the regulations adopted thereunder, and any other similar Law administered or promulgated by a Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Apricus. Except as set forth in Section 3.14 of the Apricus Disclosure Schedule, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Apricus, threatened against Apricus. There is no agreement, judgment, injunction, order or decree binding upon Apricus which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Apricus, any acquisition of material property by Apricus or the conduct of business by Apricus as currently conducted, (ii) is reasonably likely to have an adverse effect on Apricus’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)    Each of Apricus and Merger Sub holds all required Governmental Authorizations which are material to the operation of the business of Apricus and Merger Sub as currently conducted (collectively, the “Apricus Permits”). Section 3.14(b) of the Apricus Disclosure Schedule identifies each Apricus Permit. Each of Apricus and Merger Sub is in material compliance with the terms of the Apricus Permits. No Legal Proceeding is pending or, to the Knowledge of Apricus, threatened, which seeks to revoke, limit, suspend, or materially modify any Apricus Permit.
(c)    There are no proceedings pending or, to the Knowledge of Apricus, threatened with respect to an alleged material violation by Apricus of the FDCA, FDA

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regulations adopted thereunder, or any other similar Law administered or promulgated by a Drug Regulatory Agency.
(d)    Apricus and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency material to the conduct of the business of Apricus and Merger Sub as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Apricus Product Candidates”) (the “Apricus Regulatory Permits”) and no such Apricus Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Each of Apricus and Merger Sub is in compliance in all material respects with the Apricus Regulatory Permits and neither Apricus nor Merger Sub has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Apricus Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Apricus Regulatory Permit. To the Knowledge of Apricus, there are no facts that would be reasonably likely to result in any warning letter, untitled letter or other written notice of material violation letter from the FDA.
(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Apricus or in which Apricus or its respective products or product candidates, including the Apricus Product Candidates, have participated were and, if still pending, are being conducted in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. No preclinical or clinical trial conducted by or on behalf of Apricus has been terminated or suspended prior to completion for reasons of lack of safety or material non-compliance with applicable Laws. Since January 1, 2015, neither Apricus nor Merger Sub has received any written notices or correspondence, or other written communications from any Drug Regulatory Agency requiring or, to the Knowledge of Apricus, threatening to initiate, the termination, suspension or material modification of any clinical studies conducted by or on behalf of, or sponsored by, Apricus or in which Apricus or its current products or product candidates, including the Apricus Product Candidates, have participated. To the extent required, all clinical trials conducted by or on behalf of Apricus have been registered on, and trial results have been reported on, the United States National Institutes of Health Website, www.clinicaltrials.gov, in accordance with 42 U.S.C. § 282(j), and are listed in accordance with any applicable additional state and local law requirements.
(f)    Neither Apricus nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Apricus, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Apricus, Apricus has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that has violated or would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Apricus,

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Merger Sub, or, to the Knowledge of Apricus, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that has resulted in or could result in debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. To the Knowledge of Apricus, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Apricus or any of its officers, employees or agents.
3.15    Legal Proceedings; Orders.
(a)    Except as set forth in Section 3.15(a) of the Apricus Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Apricus, no Person (including any participant in any of Apricus’ clinical trials) has, since January 1, 2015, threatened in writing to commence any Legal Proceeding: (i) that involves Apricus or any Apricus Associate (in his or her capacity as such) or any of the material assets owned or used by Apricus; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)    Except as set forth in Section 3.15(b) of the Apricus Disclosure Schedule, since January 1, 2015, no Legal Proceeding has been pending against Apricus that resulted in material liability to Apricus.
(c)    There is no order, writ, injunction, judgment or decree to which Apricus, or any of the material assets owned or used by Apricus is subject. To the Knowledge of Apricus, no officer or other Key Employee of Apricus is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Apricus or to any material assets owned or used by Apricus.
3.16    Tax Matters.
(a)    Apricus and each of its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by an authority in a jurisdiction where Apricus or any of its Subsidiaries does not file Tax Returns that Apricus or such Subsidiary, as applicable, is subject to taxation by that jurisdiction.
(b)    All material Taxes due and owing by Apricus or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Apricus Balance Sheet, neither Apricus nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

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(c)    Apricus and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d)    There are no Encumbrances for material Taxes (other than Permitted Encumbrances) upon any of the assets of Apricus or any of its Subsidiaries.
(e)    No deficiencies for material Taxes with respect to Apricus or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) material audits, assessments or other actions for or relating to any liability in respect of Taxes of Apricus or any of its Subsidiaries. Neither Apricus nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.
(f)    Neither Apricus nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)    Neither Apricus nor any of its Subsidiaries is a party to any material Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than any customary Tax indemnification provisions in Ordinary Course of Business commercial agreements or arrangements that are not primarily related to Taxes.
(h)    Neither Apricus nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Apricus). Neither the Apricus nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.
(i)    Neither Apricus nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the last two years or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger.
(j)    Neither Apricus nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).
(k)    Neither Apricus nor any of its Subsidiaries has a permanent establishment or is resident for Tax purposes in a non-U.S. jurisdiction that is outside of its jurisdiction or territory of incorporation or formation.

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(l)    Neither Apricus nor any of its Subsidiaries (or any of their respective predecessors) (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (ii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provision of Treasury Regulations Section 301.7701-5(a).
(m)    Except as set forth on Section 3.16(m) of the Apricus Disclosure Schedule, no entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to Apricus or any of its Subsidiaries.
(n)    Neither Apricus nor any of its Subsidiaries has knowledge of any facts or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.17    Employee and Labor Matters; Benefit Plans.
(a)    Neither Apricus nor any of its Subsidiaries is a party to, bound by, and has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Apricus, purporting to represent or seeking to represent any employees of Apricus or any of its Subsidiaries, including through the filing of a petition for representation election.
(b)    Section 3.17(b) of the Apricus Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former Apricus Associate (or any present or former employee, consultant or director of any trade or business (whether or not incorporated) which is an Apricus Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, Apricus, or any Apricus Affiliate, or under which Apricus or any Apricus Affiliate has incurred or may incur any liability (each, an “Apricus Employee Plan”).
(c)    With respect to Apricus Options granted pursuant to the Apricus Stock Plans, (i) each Apricus Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of an Apricus Option was duly authorized no later than the date on which the grant of such Apricus Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Apricus Board (or a duly constituted and authorized committee thereof) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto,

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(iii) each Apricus Option grant was made in accordance with the terms of the Apricus Stock Plans and all other applicable Laws and (iv) the per share exercise price of each Apricus Option was not less than the fair market value of a share of Apricus Common Stock on the applicable Grant Date.
(d)    With respect to each Apricus Employee Plan, Apricus has made available to the Company a true and complete copy of, to the extent applicable, (i) such Apricus Employee Plan, (ii) the most recent annual report (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Apricus Employee Plan, (iv) the most recent summary plan description for each Apricus Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions in the possession of Apricus, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Apricus Employee Plan.
(e)    Each Apricus Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Apricus, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Apricus Employee Plan or the exempt status of any related trust.
(f)    Each Apricus Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.
(g)    No Apricus Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Apricus nor any Apricus Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Apricus Employee Plan is a Multiemployer Plan, and neither Apricus nor any Apricus Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Apricus Employee Plan is a Multiple Employer Plan.
(h)    Except as set forth in Section 3.17(h) of the Apricus Disclosure Schedule, no Apricus Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under an Apricus Employee Plan qualified under Section 401(a) of the Code. Apricus does not sponsor or maintain any self-funded employee benefit plan. No Apricus Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(i)    With respect to Apricus Options and Apricus RSUs granted pursuant to the Apricus Stock Plans, each Apricus Option and Apricus RSU grant was made in accordance with the terms of the Apricus Stock Plan pursuant to which it was granted and, to the Knowledge of Apricus, all other applicable Law and regulatory rules or requirements.

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(j)    To the Knowledge of Apricus, no Apricus Options, Apricus RSUs or other equity-based awards issued or granted by Apricus are subject to the requirements of Code Section 409A. To the Knowledge of Apricus, each 409A Plan under which Apricus makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Code Section 409A and the guidance thereunder. No payment to be made under any 409A Plan is or, to the Knowledge of Apricus will be, subject to the penalties of Code Section 409A(a)(1).
(k)    Apricus is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, indemnification, and hours of work, and in each case, with respect to Apricus Associates: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Apricus Associates, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Apricus Associates (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims or administrative matters pending or, to the Knowledge of Apricus, threatened or reasonably anticipated against Apricus relating to any
Apricus Associate, employment agreement, consulting agreement or Apricus Employee Plan (other than routine claims for benefits).
(l)    Apricus has no material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Apricus has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of Apricus prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
(m)    There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union and/or union organizing activity, question concerning representation or any similar activity or dispute, affecting Apricus. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute. Apricus is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the

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Knowledge of Apricus, purporting to represent or seeking to represent any employees of the Apricus, including, but not limited to, through the filing of a petition for representation election.
(n)    Apricus is not, nor has Apricus been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Apricus, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Apricus Associate, including charges of unfair labor practices or discrimination complaints.
(o)    There is no contract, agreement, plan or arrangement to which Apricus or any Apricus Affiliate is a party or by which it is bound to compensate any Apricus Associate for taxes paid pursuant to Sections 409A or 4999 of the Code.
(p)    Apricus is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of section 280G of the Code.
3.18    Environmental Matters. Except as set forth on Section 3.18 of the Apricus Disclosure Schedule, since January 1, 2015, Apricus and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by Apricus of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in an Apricus Material Adverse Effect. Except as set forth on Section 3.18 of the Apricus Disclosure Schedule, neither Apricus nor any of its Subsidiaries has received since January 1, 2015, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that Apricus is not in compliance with any Environmental Law, and, to the Knowledge of Apricus, there are no circumstances that may prevent or interfere with Apricus’ or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have an Apricus Material Adverse Effect. Except as set forth on Section 3.18 of the Apricus Disclosure Schedule, to the Knowledge of Apricus: (i) no current or prior owner of any property leased or controlled by Apricus or any of its Subsidiaries has received since January 1, 2015, any written notice or other communication relating to property owned or leased at any time by Apricus or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or Apricus or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Apricus nor any of its Subsidiaries has no material liability under any Environmental Law.
3.19    Insurance. Apricus has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Apricus and each of its

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Subsidiaries. Each of such insurance policies is in full force and effect and Apricus and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, except as set forth on Section 3.19 of the Apricus Disclosure Schedule, since January 1, 2015, neither Apricus nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Apricus and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Apricus or such Subsidiary for which Apricus has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Apricus or any of its Subsidiaries of its intent to do so.
3.20    No Financial Advisors. Except as set forth on Section 3.20 of the Apricus Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Apricus.
3.21    Transactions with Affiliates. Except as set forth in the Apricus SEC Documents filed prior to the date of this Agreement, since the date of Apricus’ last proxy statement filed in 2016 with the SEC, no event has occurred that would be required to be reported by Apricus pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.21 of the Apricus Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Apricus as of the date of this Agreement
3.22    Valid Issuance. The Apricus Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.23    No Other Representations or Warranties. Apricus hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Apricus, any of its Subsidiaries or their respective stockholders or Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company set forth in Section 2 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Apricus, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).

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Section 4.    CERTAIN COVENANTS OF THE PARTIES
4.1    Operation of Apricus’ Business.
(a)    Except as set forth on Section 4.1(a) of the Apricus Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Apricus shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Apricus Material Contracts.
(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Apricus Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Apricus shall not:
(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Apricus Common Stock from terminated Apricus Associates or in connection with the satisfaction of Tax withholding obligations with respect to Apricus RSUs);
(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security (except for Apricus Common Stock issued upon the valid exercise of outstanding Apricus Options or Apricus Warrants or vesting of outstanding Apricus RSUs); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iii)    except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions; provided, however, that Apricus shall not unreasonably withhold, delay or condition any consent to effectuate a forward or reverse stock split of the Company Common Stock;
(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $100,000;

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(vi)     other than as required by applicable Law or the terms of an Apricus Employee Plan in effect as of the date hereof, (A) adopt, establish or enter into any Apricus Employee Plan; (B) cause or permit any Apricus Employee Plan to be amended; (C) other than in the Ordinary Course of Business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Apricus Associate; (D) increase the severance or change of control benefits offered to any current or new Apricus Associate or (E) hire any new employees, consultants or independent contractors;
(vii)    enter into any material transaction;
(viii)    sell, assign, transfer, license, sublicense or otherwise dispose of any material Apricus IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(ix)    acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(x)    except in the Ordinary Course of Business and consistent with past practice, make, change or revoke any material Tax election, file any material amendment to any Tax Return, settle or compromise any material Tax liability, or adopt or change any material accounting method in respect of Taxes;
(xi)    enter into, materially amend or terminate any Apricus Material Contract;
(xii)    make any expenditures or incur any Liabilities in amounts that exceed the limitations set forth in the Apricus operating budget delivered to the Company concurrently with the execution of this Agreement in an amount that exceeds, in the aggregate, $500,000; or
(xiii)    agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Apricus prior to the Effective Time. Prior to the Effective Time, Apricus shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.2    Operation of the Company’s Business.
(a)    Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Apricus shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: the Company shall conduct its business and operations in the Ordinary Course of Business and in compliance with all

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applicable Law and the requirements of all Contracts that constitute Company Material Contracts.
(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Apricus (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not:
(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated Company Associates);
(ii)    sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company (except for shares of Company Common Stock issued upon the valid exercise of outstanding Company Options or upon conversion of outstanding Company Notes); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;
(iii)    except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v)    (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $100,000;
(vi)    other than as required by applicable Law, the terms of a Company Employee Plan or in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Company Associate; or (D) increase the severance or change of control benefits offered to any current or new Company Associate;
(vii)    enter into any material transaction outside the Ordinary Course of Business;

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(viii)    acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix)    sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x)    except in the Ordinary Course of Business and consistent with past practice, make, change or revoke any material Tax election; file any material amendment to any Tax Return, settle or compromise any material Tax liability, or adopt or change any material accounting method in respect of Taxes;
(xi)    enter into, materially amend or terminate any Company Material Contract;
(xii)    amend or terminate the Ligand Agreement or the Vyera Agreement;
(xiii)    make any expenditures or incur any Liabilities in amounts that exceed the limitations set forth in the Company operating budget delivered to Apricus concurrently with the execution of this Agreement in an amount that exceeds, in the aggregate, $500,000; or
(xiv)    agree, resolve or commit to do any of the foregoing.
(c)    Nothing contained in this Agreement shall give Apricus, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
(d)    Nothing contained in this Agreement shall prohibit or restrict the Company from taking any action necessary or appropriate (including marketing efforts) to authorize, issue or sell up to $1,000,000 of principal amount of Company Notes on or after the date of this Agreement and prior to the Effective Time.
(e)    Nothing contained in this Agreement shall prohibit or restrict the Company from taking any action necessary or appropriate (including marketing efforts) to authorize, issue or sell not less than equity securities (including securities convertible, exercisable or exchangeable into such equity securities) of the Company prior to the Effective Time or of Apricus concurrent with or following the Effective Time; provided, however, that the Company shall obtain the consent of Apricus (such consent not to be unreasonably withheld, conditioned or delayed) prior to executing any stock purchase agreement or other definitive agreements related to such financing.

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(f)    Nothing contained in this Agreement shall prohibit or restrict the Company from taking any action necessary or appropriate to amend the Company Notes to ensure that the Company Notes outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.5.
4.3    Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Apricus, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) provide the other Party with copies, when available, of unaudited financial statements or management accounts, and communications sent by or on behalf of such Party to its stockholders or any notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Apricus or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information.

4.4    No Solicitation. Each of Apricus and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to

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the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company, or the Required Apricus Stockholder Vote in the case of Apricus), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.4 in any material respect, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the board of directors of such Party under applicable Law; (C) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) substantially contemporaneously with furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by such Party for purposes of this Agreement.
(a)    If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto. In addition to the foregoing, Apricus shall provide the Company with at least one Business Day’s written notice of a meeting of the Apricus Board (or any committee thereof) at which the Apricus Board (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.
(b)    Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.

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4.5    Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Apricus, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.5 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the Apricus Disclosure Schedule, as appropriate, for purposes of Sections 6, 7 and 8, as applicable.
Section 5. ADDITIONAL AGREEMENTS OF THE PARTIES
5.1    Registration Statement; Proxy Statement.
(a)    As promptly as practicable (and no later than 30 days) after the date of this Agreement, the Parties shall prepare, and Apricus shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Apricus covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to Apricus for inclusion in the Proxy Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Apricus makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of its Representatives specifically for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall

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use commercially reasonable efforts to cause the Proxy Statement to be mailed to Apricus’ stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Apricus, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Apricus stockholders.
(b)    Prior to the Effective Time, Apricus shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Apricus Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice of and to vote pursuant to the Company Stockholder Written Consent; provided, however, that Apricus shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.
(c)    The Company shall reasonably cooperate with Apricus and provide, and require its Representatives to provide, Apricus and its Representatives, with all true, correct and complete information regarding the Company that is required by law to be included in the Registration Statement or reasonably requested by Apricus to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Apricus a letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Apricus), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
5.2    Company Stockholder Written Consent.
(a)    Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than five Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it

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is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.
(b)    Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Apricus’ advance review and reasonable approval.
(c)    The Company agrees that, subject to Section 5.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Apricus, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Apricus or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.
(d)    Notwithstanding anything to the contrary contained in Section 5.2(c), and subject to compliance with Section 4.4 and Section 5.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Apricus (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and

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outside legal counsel to, during the Company Notice Period (as defined below), negotiate with Apricus in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after Apricus shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Company Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that Apricus receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Apricus with notice of such material amendment and the Company Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Company Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Company Notice Period as so extended.
(e)    Other than in connection with a bona fide written Superior Offer (which shall be subject to Section 5.2(d)), the Company Board may make a Company Board Adverse Recommendation Change in response to a Company Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; (B) Apricus receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four Business Days in advance of the Company Board Adverse Recommendation Change (the “Company Change in Circumstance Notice”); and (C) (1) the Company shall have specified the Company Change in Circumstance in reasonable detail, (2) the Company shall have given Apricus four Business Days after the Company Change in Circumstance Notice to propose revisions to the terms of this Agreement or make another proposal so that such Company Change in Circumstance would no longer necessitate a Company Board Adverse Recommendation Change, and shall have negotiated in good faith with Apricus with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Apricus, if any, after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in response to such Company Change in Circumstance would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, the provisions of this Section 5.2(e) shall also apply to any material change to the facts and circumstances relating to such Company Change in

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Circumstance and require a new Company Change in Circumstance Notice, except that the references to four Business Days shall be deemed to be three Business Days.
(f)    The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.
5.3    Apricus Stockholders’ Meeting.
(a)    Apricus shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Apricus Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Apricus Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the Apricus Reverse Stock Split and the Apricus Charter Amendment (collectively, the “Apricus Stockholder Matters” and such meeting, the “Apricus Stockholders’ Meeting”). The Apricus Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Apricus shall take reasonable measures to ensure that all proxies solicited in connection with the Apricus Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Apricus Stockholders’ Meeting, or a date preceding the date on which the Apricus Stockholders’ Meeting is scheduled, Apricus reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Apricus Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Apricus Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Apricus Stockholders’ Meeting, Apricus may postpone or adjourn, or make one or more successive postponements or adjournments of, the Apricus Stockholders’ Meeting as long as the date of the Apricus Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
(b)    Apricus agrees that, subject to Section 5.3(c): (i) the Apricus Board shall recommend that the holders of Apricus Common Stock vote to approve the Apricus Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Apricus Board recommends that Apricus’ stockholders vote to approve the Apricus Stockholder Matters (the recommendation of the Apricus Board being referred to as the “Apricus Board Recommendation”); and (iii) the Apricus Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Apricus Board shall not publicly propose to withhold, amend, withdraw or modify the Apricus Board Recommendation) in a manner adverse to the Company, and no resolution by the Apricus Board or any committee thereof to withdraw or modify the Apricus Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Apricus Board Adverse Recommendation Change”).

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(c)    Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to the approval of Apricus Stockholder Matters by the Required Apricus Stockholder Vote, Apricus receives a bona fide written Superior Offer, the Apricus Board may make an Apricus Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Apricus Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make an Apricus Board Adverse Recommendation Change would reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) Apricus has, and has caused its financial advisors and outside legal counsel to, during the Apricus Notice Period (as defined below), negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to Apricus a written offer to alter the terms or conditions of this Agreement during the Apricus Notice Period, the Apricus Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Apricus Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Apricus confirming that the Apricus Board has determined to change its recommendation at least four Business Days in advance of such Apricus Board Adverse Recommendation Change, (the “Apricus Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Apricus Board Adverse Recommendation Change and, if such reasons are related to a Superior Offer, written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer. In the event of any material amendment to any Superior Offer, Apricus shall be required to provide the Company with notice of such material amendment and the Apricus Notice Period shall be extended, if applicable, to ensure that at least three Business Days remain in the Apricus Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Apricus Board shall not make an Apricus Board Adverse Recommendation Change prior to the end of such Apricus Notice Period as so extended.
(d)    Other than in connection with a bona fide written Superior Offer (which shall be subject to Section 5.3(c)), the Apricus Board may make an Apricus Board Adverse Recommendation Change in response to an Apricus Change in Circumstance, if and only if: (A) the Apricus Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; (B) the Company receives written notice from Apricus confirming that the Apricus Board has determined to change its recommendation at least four Business Days in advance of the Apricus Board Adverse Recommendation Change (the “Apricus Change in Circumstance Notice”); and (C) (1) Apricus shall have specified the Apricus Change in Circumstance in reasonable detail, (2) Apricus shall have given the Company four Business Days after the Apricus Change in Circumstance Notice to propose revisions to the terms of this Agreement or make another proposal so that such Apricus Change in Circumstance would no longer necessitate an Apricus Board Adverse Recommendation Change, and shall have negotiated in good faith with the Company with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such

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negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Apricus Board shall have determined, in good faith, that the failure to make the Apricus Board Adverse Recommendation Change in response to such Apricus Change in Circumstance is reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d) shall also apply to any material change to the facts and circumstances relating to such Apricus Change in Circumstance and require a new Apricus Change in Circumstance Notice, except that the references to four Business Days shall be deemed to be three Business Days.
(e)    Apricus’ obligation to call, give notice of and hold the Apricus Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Apricus Board Recommendation.
(f)    Nothing contained in this Agreement shall prohibit Apricus or the Apricus Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Apricus or the Apricus Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Apricus is unable to take a position with respect to the bidder’s tender offer unless the Apricus Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law provided further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d 9(f) under the Exchange Act) shall be deemed to be a change of the Apricus Board Recommendation unless the Apricus Board expressly publicly reaffirms the Apricus Board Recommendation (i) in such communication or (ii) within three (3) Business Days after being requested in writing to do so by the Company.
5.4    Regulatory Approvals. Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.
5.5    Company Options and Company Notes.
(a)    Subject to Section 5.5(d), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Stock Plan, whether or not vested, shall be converted into and become an option to purchase Apricus Common Stock, and Apricus shall assume the Company Stock Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Stock Plan and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed by Apricus shall thereupon be converted into rights with respect to Apricus Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option

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assumed by Apricus may be exercised solely for shares of Apricus Common Stock; (ii) the number of shares of Apricus Common Stock subject to each Company Option assumed by Apricus shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Apricus Common Stock; (iii) the per share exercise price for the Apricus Common Stock issuable upon exercise of each Company Option assumed by Apricus shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Apricus shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Apricus in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Apricus Common Stock subsequent to the Effective Time; and (B) the Apricus Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Apricus. Notwithstanding anything to the contrary in this Section 5.5(a), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Apricus Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.
(b)    Each Company Note that remains outstanding immediately prior to the Effective Time shall be converted, immediately prior to the Effective Time, into shares of Company Common Stock at the applicable conversion price specified in such Company Note pursuant to and in accordance with the terms thereof.
(c)    Apricus shall file with the SEC, promptly (and no later than 30 days) after the Effective Time, a registration statement on Form S-8, if available for use by Apricus, relating to the shares of Apricus Common Stock issuable with respect to Company Options assumed by Apricus in accordance with Section 5.5(a).
(d)    Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Plans and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.
5.6    Apricus Options.
(a)    Prior to the Closing, the Apricus Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each unexpired

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and unexercised Apricus Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time.
(b)    Prior to the Closing, the Apricus Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each outstanding Apricus RSU shall be accelerated in full effective as of immediately prior to the Effective Time. Effective as of immediately prior to the Effective Time, each outstanding Apricus RSU shall be accelerated in full and, in exchange therefor, each former holder of any such Apricus RSU shall be entitled to receive a number of shares of Apricus Common Stock as is equal to (i) the total number of shares of Apricus Common Stock subject to such Apricus RSU, less (ii) a number of shares of Apricus Common Stock that would otherwise be issued to the holder pursuant to the Apricus RSU to be withheld by Apricus in satisfaction of the tax withholding obligations arising as a result of the vesting and settlement of such Apricus RSU equal to a number of shares of Apricus Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Apricus Common Stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share).
(c)    Prior to the Closing, Apricus shall take all actions that may be necessary (under the Apricus Stock Plans and otherwise) to effectuate the provisions of this Section 5.6.
5.7    Employee Benefits. Apricus and the Company shall cause Apricus to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 3.17(b) of the Apricus Disclosure Schedule, subject to the provisions of such agreements.
5.8    Indemnification of Officers and Directors.
(a)    From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Apricus and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Apricus or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Apricus or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in the case of the Company, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations and, in the case of Apricus, to the fullest extent permitted under the NRS for directors and officers of Nevada corporations, as applicable. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Apricus and the Surviving Corporation, jointly and severally, upon receipt by Apricus or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom

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expenses are advanced provides an undertaking to Apricus, to the extent then required by the NRS, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)    The provisions of the articles of incorporation and bylaws of Apricus with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Apricus that are presently set forth in the articles of incorporation and bylaws of Apricus shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Apricus.
(c)    From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Apricus shall fulfill and honor in all respects the obligations of Apricus to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Apricus’ Organizational Documents and pursuant to any indemnification agreements between Apricus and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d)    From and after the Effective Time, Apricus shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Apricus. In addition, Apricus shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Apricus’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Apricus’ existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Apricus by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Apricus’ initial public offering of shares of Apricus Common Stock).
(e)    From and after the Effective Time, Apricus shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their successful enforcement of the rights provided to such persons in this Section 5.8.
(f)    The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Apricus and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and

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shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g)    In the event Apricus or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Apricus or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. Apricus shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.
5.9    Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
5.10    Disclosure. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Apricus may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Apricus in compliance with this Section 5.10.
5.11    Listing. Apricus shall use its commercially reasonable efforts: (a) to maintain its existing listing on Nasdaq until the Closing Date and to obtain approval of the listing of the combined company on Nasdaq; (b) without derogating from the generality of the requirements of clause “(a)” and to the extent required by the rules and regulations of Nasdaq, to (i) prepare and submit to Nasdaq a notification form for the listing of the shares of Apricus Common Stock to be

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issued in connection with the Contemplated Transactions and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Apricus Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each Party will promptly inform the other Party of all verbal or written communications between Nasdaq and such Party or its representatives. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application. The Company will cooperate with Apricus as reasonably requested by Apricus with respect to the Nasdaq Listing Application and promptly furnish to Apricus all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.
5.12    Tax Matters.
(a)    Notwithstanding anything herein to the contrary, none of the Parties shall take, or omit to take, any action that would, or could reasonably be expected to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Prior to the Effective Time, the Company and Apricus shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)    Each of the Parties agrees to prepare and file all U.S. federal income Tax Returns in accordance with Section 1.13 and shall not take any position inconsistent therewith in the course of any audit, litigation or other Legal Proceeding with respect to U.S. federal income taxes; provided, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Body based upon or arising out of such treatment, and no Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Body challenging such treatment.
(c)    Each of the Parties shall use its reasonable best efforts to obtain the Tax opinions to be attached as exhibits to the Registration Statement and the Tax opinions described in Sections 7.7 and 8.7, including (i) delivering to Paul Hastings LLP and Latham & Watkins LLP, prior to the filing of the Registration Statement, tax representation letters in a form and substance reasonably acceptable to and agreed upon by the Parties, and (ii) delivering to Paul Hastings LLP and Latham & Watkins LLP, dated and executed as of the dates of such Tax opinions, tax representation letters in a form and substance reasonably acceptable to and agreed upon by the Parties. Each of the Parties shall use its reasonable best efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 5.12(c).

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5.13    Legends. Apricus shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Apricus Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Apricus for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Apricus Common Stock.
5.14    Directors and Officers. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 5.14 are elected or appointed, as applicable, to the positions of officers and directors of Apricus and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Schedule 5.14 is unable or unwilling to serve as officer or director of Apricus or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Schedule 5.14) shall designate a successor.
5.15    Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, but excluding the Company Stockholder Support Agreements and the CVR Agreement (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Apricus or the Surviving Corporation.
5.16    Corporate Identity. Apricus shall submit to its stockholders at the Apricus Stockholders’ Meeting a proposal to approve and adopt the Apricus Charter Amendment to change the name of Apricus to “Seelos Therapeutics, Inc.”, effective at or promptly after upon the Effective Time.
5.17    Section 16 Matters. Prior to the Effective Time, Apricus shall take all such steps as may be required to cause any acquisitions of Apricus Common Stock and any options to purchase Apricus Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Apricus, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.18    Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.19    Allocation Certificate. The Company will prepare and deliver to Apricus at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Apricus setting forth (as of immediately prior to

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the Effective Time) (a) each holder of Company Capital Stock, Company Options or Company Notes, (b) such holder’s name and address; (c) the number and type of Company Capital Stock held and/or underlying the Company Options or Company Notes as of the Closing Date for each such holder; and (d) the number of shares of Apricus Common Stock to be issued to such holder, or to underlie any Apricus Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Notes held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).
5.20    Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement (and in any event within 28 days following the date of this Agreement with respect to the Company Audited Financial Statements), the Company will cause its independent auditors to furnish (i) audited financial statements for the fiscal years ended 2016 and 2017, for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.
5.21    Apricus Reverse Stock Split. If deemed necessary by the Parties, Apricus shall submit to Apricus’ stockholders at the Apricus Stockholders’ Meeting the proposal to authorize the Apricus Board to effect a reverse stock split of all outstanding shares of Apricus Common Stock at a reverse stock split ratio mutually agreed to by the Company and Apricus (the “Apricus Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Apricus Reverse Stock Split.
5.22    Disposition of Vitaros Assets. To the extent any Vitaros Assets held by Apricus as of the Closing are not the subject of any definitive agreement regarding the sale, license or other transfer of Vitaros Assets in effect as of the Closing (all such assets, the “Non-Transferred Vitaros Assets”), during the period commencing on the Closing Date and continuing until the date that is 36 months after the Closing Date, Apricus shall use commercially reasonable efforts to sell, exclusively license or otherwise transfer such Non-Transferred Vitaros Assets.
5.23    Amendment of Employment Agreement. Prior to the Closing, Apricus shall enter into an amendment of that certain Amended and Restated Employment Agreement dated as of December 20, 2016 by and between Richard W. Pascoe and Apricus on the terms set forth in Section D of the Apricus Disclosure Schedule (the “Employment Agreement Amendment”).

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5.24    Amendment of Subscription Agreement. During the Pre-Closing Period, Apricus shall use commercially reasonable efforts to enter into an amendment of that certain Subscription Agreement dated as of January 12, 2016, by and among Apricus, Sarissa Capital Domestic Fund LP and Sarissa Capital Offshore Master Fund LP (collectively, the “Sarissa Parties”), as amended, to provide for the termination of all rights granted to the Sarissa Parties pursuant to Section 18 of Annex I thereto (the “Subscription Agreement Amendment”); provided that Apricus shall not be required to make any payments, or otherwise incur any additional liabilities, or agree to modify the other terms of such agreement in connection with entering into the Subscription Agreement Amendment.
5.25    Amendment of Wainwright Agreement. During the Pre-Closing Period, Apricus shall use commercially reasonable efforts to into an amendment to that certain Engagement Letter dated as of March 27, 2018, by and between Apricus and H.C. Wainwright & Co., LLC to terminate all rights granted pursuant to Section A4 and Section A5 thereunder (the “Wainwright Agreement Amendment”); provided that Apricus shall not be required to make any payments, or otherwise incur any additional liabilities, or agree to modify the other terms of such agreement in connection with entering into the Wainwright Agreement Amendment.
5.26    Treatment of Office Lease. During the Pre-Closing Period, Apricus shall use commercially reasonable efforts to either (a) terminate that certain Office Lease dated as of September 29, 2011, by and between Carmel Valley Center, LLC and Apricus, as amended (the “Office Lease”) or (b) sublease the property that is the subject of the Office Lease in its entirety to a third party reasonably acceptable to the Company.
Section 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
6.1    Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
6.2    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.3    Stockholder Approval. (a) Apricus shall have obtained the Required Apricus Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

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6.4    Listing. The existing shares of Apricus Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date, the approval of the listing of additional shares of Apricus Common Stock on Nasdaq shall have been obtained and the shares of Apricus Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.
Section 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF APRICUS AND MERGER SUB
The obligations of Apricus and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Apricus, at or prior to the Closing, of each of the following conditions:
7.1    Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2    Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3    Closing Certificate. Apricus shall have received a certificate executed by its chief executive officer of the Company certifying (a) that the conditions set forth in Sections 7.1,

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7.2, 7.5 and 7.6 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.19 is true and accurate in all respects as of the Closing Date.
7.4    FIRPTA Certificate. Apricus shall have received from the Company a certification by the Company that meets the requirements of Treasury Regulation Section 1.897-2(h)(1)(i), dated within 30 days prior to the Closing Date and in form and substance reasonably acceptable to Apricus along with written authorization for Apricus to deliver such notice form to the IRS on behalf of the Company upon Closing.
7.5    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
7.6    Termination of Investor Agreements. The Investor Agreements shall have been terminated.
7.7    Apricus Tax Opinion. Apricus shall have received (i) a written opinion from Latham & Watkins LLP, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and in a form and substance reasonably acceptable to and agreed upon by the Parties, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Apricus Tax Opinion”) and (ii) a copy of the Company Tax Opinion. In rendering such opinion, Latham & Watkins LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Apricus and the Company in a form and substance reasonably acceptable to and agreed upon by the Parties.
Section 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by the Company, at or prior to the Closing, of each of the following conditions:
8.1    Accuracy of Representations. Each of the Apricus Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Apricus Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and

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warranties of Apricus and Merger Sub contained in this Agreement (other than the Apricus Fundamental Representations and the Apricus Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Apricus Material Adverse Effect (without giving effect to any references therein to any Apricus Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Apricus Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2    Performance of Covenants. Apricus and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3    Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a)    a certificate executed by the Chief Executive Officer or Chief Financial Officer of Apricus confirming that the conditions set forth in Sections 8.1, 8.2, and 8.5 have been duly satisfied; and
(b)    written resignations, in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Apricus who are not to continue as officers or directors of Apricus pursuant to Section 5.14 hereof.
8.4    Sarbanes-Oxley Certifications. Neither the principal executive officer nor the principal financial officer of Apricus shall have failed to provide, with respect to any Apricus SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.
8.5    No Apricus Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Apricus Material Adverse Effect that is continuing.
8.6    Lock-Up Agreements. The Company shall have received a copy of a Lock-Up Agreement, in the form attached hereto as Exhibit E, duly executed by each Apricus Lock-Up Signatory and each executive officer and director of Apricus who is elected or appointed, as applicable, as an executive officer and director of Apricus as of immediately following the Closing, each of which shall be in full force and effect.

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8.7    Company Tax Opinion. The Company shall have received (i) a written opinion from Paul Hastings LLP, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and in a form acceptable to and agreed upon by the Parties, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Company Tax Opinion”) and (ii) a copy of the Apricus Tax Opinion. In rendering such opinion, Paul Hastings LLP shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Apricus and the Company, in a form acceptable to and agreed upon by the Parties.
8.8    Employment Agreement Amendment. The Company shall have received a copy of the Employment Agreement Amendment, duly executed by each of Apricus and Richard W. Pascoe.
8.9    Lease Treatment. The Company shall have received evidence satisfactory to it that the Office Lease has been terminated or that the property that is the subject of the Office Lease has been subleased in its entirety to a third party reasonably acceptable to the Company.
Section 9. TERMINATION
9.1    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Apricus Stockholder Matters by Apricus’ stockholders, unless otherwise specified below):
(a)    by mutual written consent of Apricus and the Company;
(b)    by either Apricus or the Company if the Contemplated Transactions shall not have been consummated by November 30, 2018 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Apricus or Merger Sub, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Apricus shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other Party;
(c)    by either Apricus or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

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(d)    by Apricus if the Required Company Stockholder Vote shall not have been obtained within five Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Apricus may not terminate this Agreement pursuant to this Section 9.1(d);
(e)    by either Apricus or the Company if (i) the Apricus Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Apricus’ stockholders shall have taken a final vote on the Apricus Stockholder Matters and (ii) the Apricus Stockholder Matters shall not have been approved at the Apricus Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Apricus Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Apricus where the failure to obtain the Required Apricus Stockholder Vote shall have been caused by the action or failure to act of Apricus and such action or failure to act constitutes a material breach by Apricus of this Agreement;
(f)    by the Company (at any time prior to the approval of the Apricus Stockholder Matters by the Required Apricus Stockholder Vote) if an Apricus Triggering Event shall have occurred;
(g)    by Apricus (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h)    by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Apricus or Merger Sub or if any representation or warranty of Apricus or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Apricus’ or Merger Sub’s representations and warranties or breach by Apricus or Merger Sub is curable by Apricus or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to Apricus or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) Apricus or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Apricus or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Apricus or Merger Sub is cured prior to such termination becoming effective);
(i)    by Apricus, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in

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Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Apricus is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from Apricus to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Apricus to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);
(j)    by the Company (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote), if (i) the Company has received a Superior Offer, (ii) the Company has complied with its obligations under Section 4.4 and 5.2(c) in order to accept such Superior Offer, (iii) the Company concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, Apricus pays to the Company the amount contemplated by Section 9.3(b).
(k)    by Apricus (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote), if (i) Apricus has received a Superior Offer, (ii) Apricus has complied with its obligations under Section 4.4 and 5.3(c) in order to accept such Superior Offer, (iii) Apricus concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two (2) Business Days of such termination, Apricus pays to the Company the amount contemplated by Section 9.3(d).
(l)     the Apricus Board of Directors authorized Apricus to enter into any Permitted Alternative Agreement; provided, however, that Apricus shall not enter into any Permitted Alternative Agreement unless (i) Apricus has complied with its obligations under Section 4.4; (ii) Apricus has complied with its obligations under Section 5.3(c); (iii) Apricus concurrently pays to the Company amounts due pursuant to Section 9.3 and (iv) a copy of the execution version of such Permitted Alternative Agreement has been delivered to the Company.
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this

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Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
9.3    Expenses; Termination Fees.
(a)    Except as set forth in this Section 9.3 and Section 5.11 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Apricus and the Company shall also share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company or Apricus in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company or Apricus, as applicable, in cash at or prior to the Closing (and shall be Company Transaction Expenses or Apricus Transaction Expenses, as applicable).
(b)    If (i) (A) this Agreement is terminated by Apricus or the Company pursuant to Section 9.1(e), or (B) this Agreement is terminated by the Company pursuant to Section 9.1(h), (ii) at any time after the date of this Agreement and prior to the Apricus Stockholders’ Meeting an Acquisition Proposal with respect to Apricus shall have been publicly announced, disclosed or otherwise communicated to the Apricus Board and (iii) within 12 months after the date of such termination, Apricus enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Apricus shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $500,000 (the “Company Termination Fee”) by wire transfer of same-day funds or by issuing to the Company shares of Apricus Common Stock or a combination thereof, as determined by Apricus in its sole discretion, with any such shares of Apricus Common Stock valued at the volume weighted average closing trading price of a share of Apricus Common Stock on Nasdaq for the five trading days ending the trading day immediately prior to the date upon which Apricus enters into a definitive agreement and/or consummates a Subsequent Transaction (subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to the Apricus Common Stock), less any amount previously paid to the Company pursuant to Section 9.3(f), plus any amount payable to the Company pursuant to Section 9.3(h) by wire transfer of same-day funds.
(c)    If this Agreement is terminated by the Company pursuant to Section 9.1(f) or by Apricus pursuant to Section 9.1(k), then Apricus shall pay to the Company, by wire transfer of same-day funds within ten Business Days after termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.3(h).

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(d)    If (i) this Agreement is terminated by Apricus pursuant to Sections 9.1(d) or 9.1(i), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board, and (iii) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Apricus, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $500,000 (the “Apricus Termination Fee”) by wire transfer of same-day funds or by issuing to Apricus shares of Company Common Stock or a combination thereof, as determined by the Company in its sole discretion, with any such shares of Company Common Stock valued at a price per share of $16.25 (subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to the Company Common Stock), in addition to any amount payable to Apricus pursuant to Section 9.3(h).
(e)    If this Agreement is terminated by Apricus pursuant to Section 9.1(g) or by the Company pursuant to Section 9.1(j), then the Company shall pay to Apricus, within ten Business Days after termination, the Apricus Termination Fee, in addition to any amount payable to Apricus pursuant to Section 9.3(h).
(f)    (i) If this Agreement is terminated by the Company pursuant to Section 9.1(h) or Section 9.1(e) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of an Apricus Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to Apricus’ obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Apricus), then Apricus shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $350,000, by wire transfer of same-day funds within ten Business Days following the date on which the Company submits to Apricus true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that in no event shall Apricus be obligated to reimburse the Company for any amounts payable to financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors.
(g)    (i) If this Agreement is terminated by Apricus pursuant to Section 9.1(i) or (ii) in the event of the failure of Apricus to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.5 (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Apricus, are capable of being satisfied by Apricus or have been waived by the Company), the Company shall reimburse Apricus for all Third Party Expenses incurred by Apricus up to a maximum of $350,000, by wire

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transfer of same-day funds within ten Business Days following the date on which Apricus submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that in no event shall the Company be obligated to reimburse Apricus for any amounts payable to financial advisors to Apricus except for reasonably documented out-of-pocket expenses otherwise reimbursable by Apricus to such financial advisors pursuant to the terms of Apricus’ engagement letter or similar arrangement with such financial advisors.
(h)    If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.
(i)    The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Apricus or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

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Section 10. MISCELLANEOUS PROVISIONS
10.1    Non-Survival of Representations and Warranties. The representations and warranties of the Company, Apricus and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2    Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Apricus at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Apricus Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Apricus.
10.3    Waiver.
(a)    No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)    No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4    Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws; provided, however,

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notwithstanding the foregoing and for the avoidance of doubt, the laws of the State of Nevada (without giving effect to choice of laws thereof) shall govern the internal affairs of Apricus, the fiduciary duties of the Apricus Board and the officers of Apricus and any provisions of this Agreement that are expressly or otherwise required to be governed by the NRS. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably waives the right to trial by jury.
10.6    Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. Pacific time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Apricus or Merger Sub:
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130
Attention: Chief Executive Officer
Email:

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with a copy to (which shall not constitute notice):
Latham & Watkins LLP
12670 High Bluff Drive
San Diego, California 92130
Fax: (858) 523-5450
Attention: Cheston Larson; Matthew Bush
Email: cheston.larson@lw.com; matt.bush@lw.com
if to the Company:
Seelos Therapeutics, Inc.
209 Lukes Wood Road
New Canaan, CT 06840
Telephone No.:
Attention: Dr. Raj Mehra
Email:
with a copy to (which shall not constitute notice):
Paul Hastings LLP
1117 S. California Avenue
Palo Alto, CA 94304
Facsimile No.: (650) 320-1904
Attention: Jeffrey T. Hartlin
Email: jeffhartlin@paulhastings.com
10.9    Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

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10.11    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.
10.12    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.13    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b)    The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d)    The use of the word “or” shall not be exclusive.
(e)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(f)    Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(g)    The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

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(h)    The Parties agree that the Company Disclosure Schedule or Apricus Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 2 or Section 3, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Apricus Disclosure Schedule shall qualify other sections and subsections in Section 2 or Section 3, respectively, to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The disclosures in any section or subsection of the Apricus Disclosure Schedule shall qualify other sections and subsections in Section 3, to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(i)    “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Pacific time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Apricus SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(Remainder of page intentionally left blank)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
APRICUS BIOSCIENCES, INC.
By:    /s/ Richard W. Pascoe
Name:    Richard W. Pascoe
Title:    Chief Executive Officer

ARCH MERGER SUB, INC.
By:    /s/ Richard W. Pascoe
Name:    Richard W. Pascoe
Title:    Chief Executive Officer

SEELOS THERAPEUTICS, INC.
By:    /s/ Raj Mehra
Name:    Raj Mehra
Title:    Chief Executive Officer

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EXHIBIT A
CERTAIN DEFINITIONS

a)	For purposes of the Agreement (including this Exhibit A):
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Apricus, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Apricus or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or
(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.
“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.
“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Apricus and the Company).

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“Apricus Affiliate” means any Person that is (or at any relevant time was) under common control with Apricus within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“Apricus Associate” means any current or former employee, independent contractor, officer or director of Apricus or any of its Subsidiaries.
“Apricus Balance Sheet” means the audited balance sheet of Apricus as of December 31, 2017, included in Apricus’ Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the SEC.
“Apricus Board” means the board of directors of Apricus.
“Apricus Capitalization Representations” means the representations and warranties of Apricus and Merger Sub set forth in Sections 3.6(a) and 3.6(d).
“Apricus Change in Circumstance” means any material event or development or material change in circumstances with respect to Apricus that was neither known to the Apricus Board nor, in their reasonable estimation, reasonably likely to occur, as of the date of the Agreement (or the consequences of which were not known to the Apricus Board, in their reasonable estimation, or reasonably foreseeable based on facts known to the Apricus Board as of the date of the Agreement); provided, that “Apricus Change in Circumstance” shall not include any such event, development or change to the extend related to (i) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (ii) the fact, in and of itself, that Apricus meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations.
“Apricus Closing Price” means the volume weighted average closing trading price of a share of Apricus Common Stock on Nasdaq for the five trading days ending the trading day immediately prior to the date upon which the Merger becomes effective.
“Apricus Common Stock” means the Common Stock, $0.001 par value per share, of Apricus.
“Apricus Contract” means any Contract: (a) to which Apricus is a party; (b) by which Apricus or any Apricus IP Rights or any other asset of Apricus is or may become bound or under which Apricus has, or may become subject to, any obligation; or (c) under which Apricus has or may acquire any right or interest.
“Apricus Fundamental Representations” means the representations and warranties of Apricus and Merger Sub set forth in Sections 3.1(a), 3.1(b), 3.3, 3.4 and 3.20.
“Apricus IP Rights” means all Intellectual Property owned by, licensed to, or controlled by Apricus that is necessary for or used in the business of Apricus as presently conducted.
“Apricus IP Rights Agreement” means any Contract governing, related or pertaining to any Apricus IP Rights.

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“Apricus Lock-Up Signatories” means those Persons set forth on Section A of the Apricus Disclosure Schedule.
“Apricus Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Apricus Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Apricus; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been an Apricus Material Adverse Effect: (a) any rejection by a Governmental Body of a registration statement or filing by Apricus relating to the Apricus IP Rights; (b) the termination, sublease or assignment of Apricus’ facility lease, or failure to do the foregoing; (c) the announcement of the Agreement or the pendency of the Contemplated Transactions; (d) any change in the stock price or trading volume of Apricus Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Apricus Common Stock may be taken into account in determining whether an Apricus Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (e) the taking of any action, or the failure to take any action, by Apricus that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.1(b) of the Apricus Disclosure Schedule; (f) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (g) any change in GAAP or applicable Law or the interpretation thereof; (h) general economic or political conditions or conditions generally affecting the industries in which Apricus operates; (i) continued losses from operations or decreases in cash balances of Apricus not materially inconsistent with kind and degree of losses from operations and decreases in cash balances which have occurred between December 31, 2016 and the date of this Agreement; or (j) the winding down of Apricus’ operations not materially inconsistent with the kind and degree of winding down activities which have occurred between December 31, 2016 and the date of this Agreement; except, in each case with respect to clauses (f), (g) and (h), to the extent disproportionately affecting Apricus relative to other similarly situated companies in the industries in which Apricus operates.
“Apricus Net Cash” means (a) Apricus’ Cash and Cash Equivalents as of immediately prior to the Effective Time, determined in a manner substantially consistent with the manner in which such items were determined for Apricus’ most recent SEC filings, minus (b) the sum of (without duplication) (i) Apricus’ accounts payable and accrued expenses (but excluding accrued expenses which are Apricus Transaction Expenses), and Apricus’ other current liabilities payable in cash, in each case as of immediately prior to the Effective Time and determined in a manner substantially consistent with the manner in which such items were determined for Apricus’ most recent SEC filings, provided that, for the avoidance of doubt, any amounts payable by Apricus but unpaid as of the Effective Time, in connection with the satisfaction of the condition set forth on Section B to the Apricus Disclosure Schedule shall be included in this clause (i), (ii) any Apricus Transaction Expenses, (iii) any indebtedness for borrowed money of Apricus, and (iv) 50% of the sum of (without duplication) (x) the aggregate amount that may be payable by

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Apricus pursuant to the exercise of a repurchase option contained in any of the Company Warrants (assuming for this purpose that all such repurchase options are exercised by the holders of the Company Warrants) as of the Effective Time; provided that the amount under this clause (x) shall not exceed $500,000, (y) the employer and employee portions of any payroll taxes associated with the vesting and settlement of the Apricus RSUs at Closing in accordance with Section 5.6(b), and (z) severance payable in cash to Apricus employees, payable as a result of actions taken at, or immediately prior to or immediately after, the Effective Time, and Taxes incurred by the Company in respect thereof.
“Apricus Options” means options or other rights to purchase shares of Apricus Common Stock issued by Apricus.
“Apricus Registered IP” means all Apricus IP Rights that are owned by or exclusively licensed to Apricus that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Apricus RSUs” means restricted stock units issued by Apricus.
“Apricus Transaction Expenses” means the Transaction Expenses of Apricus.
“Apricus Triggering Event” shall be deemed to have occurred if: (a) Apricus shall have failed to include in the Proxy Statement the Apricus Board Recommendation or shall have made an Apricus Board Adverse Recommendation Change; (b) the Apricus Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) Apricus shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) Apricus or any director or officer of Apricus shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3 of the Agreement.
“Apricus Warrants” means the outstanding warrants to purchase Apricus Common Stock set forth in Section 3.6(a) of the Apricus Disclosure Schedule.
“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“Cash and Cash Equivalents” means all (a) cash and cash equivalents, (b) marketable securities, (c) accounts, interest and other receivables (to the extent determined to be collectible) and (d) deposits (to the extent refundable).
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” means the United States Internal Revenue Code of 1986, as amended.

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“Company Affiliate” means any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and 2.6(d).
“Company Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company that was neither known to the Company Board nor, in their reasonable estimation, reasonably likely to occur, as of the date of the Agreement (or the consequences of which were not known to the Company Board, in their reasonable estimation, or reasonably foreseeable based on facts known to the Company Board as of the date of the Agreement); provided, that “Company Change in Circumstance” shall not include any such event, development or change to the extend related to (i) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (ii) the fact, in and of itself, that the Company meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations.
“Company Common Stock” means the Common Stock, $0.00001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company is a Party; (b) by which the Company or any Company IP Rights or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1(a), 2.3, 2.4 and 2.20.
“Company IP Rights” means all Intellectual Property owned by, licensed to, or controlled by the Company that is necessary for or used in the business of the Company as presently conducted.
“Company IP Rights Agreement” means any Contract governing, related to or pertaining to any Company IP Rights.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the

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Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) any rejection by a Governmental Body of a registration or filing by the Company relating to the Company IP Rights; (b) the announcement of the Agreement or the pendency of the Contemplated Transactions; (c) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement; (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (e) any change in GAAP or applicable Law or the interpretation thereof; (f) general economic or political conditions or conditions generally affecting the industries in which the Company operates; or (g) any change in the cash position of the Company which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (d), (e) and (f), to the extent disproportionately affecting the Company relative to other similarly situated companies in the industries in which the Company operates.
“Company Net Cash” means (a) the Company’s Cash and Cash Equivalents as of immediately prior to the Effective Time, determined in a manner substantially consistent with GAAP, minus (b) the sum of (without duplication) (i) the Company’s accounts payable and accrued expenses, but excluding accrued expenses which are Company Transaction Expenses, and the Company’s other current liabilities payable in cash, in each case as of immediately prior to the Effective Time and determined in a manner substantially consistent with GAAP, (ii) any Company Transaction Expenses, and (iii) any indebtedness for borrowed money of the Company.
“Company Notes” means a promissory note issued by the Company that is convertible into shares of Company Common Stock in accordance with the terms thereof.
“Company Options” means options or other similar rights to purchase shares of Company Capital Stock issued by the Company.
“Company Registered IP” means all Company IP Rights that are owned by or exclusively licensed to the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Company Transaction Expenses” means Transaction Expenses of the Company.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal; (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (c) the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.2 of the Agreement.

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“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company as of March 31, 2018 provided to Apricus prior to the date of the Agreement.
“Confidentiality Agreement” means the Mutual Confidential Non-Disclosure Agreement dated as of April 14, 2018, between the Company and Apricus.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions contemplated by the Agreement, including the Apricus Reverse Stock Split and the CVR Agreement.
“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the

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manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•
“Additional Company Proceeds” means the sum of (i) the Company Net Cash plus (ii) the aggregate gross proceeds received or to be received pursuant to one or more executed definitive agreements governing the sale of equity securities (including securities convertible, exercisable or exchangeable into such equity securities) of Apricus concurrent with or following the Effective Time, provided that, if the Additional Company Proceeds are at least $13,500,000 and no greater than $16,500,000, the Additional Company Proceeds shall be deemed to be $15,000,000.

•	“Aggregate Value” means the sum of (i) the Company Pre-Money Valuation, plus (ii) the Apricus Pre-Money Valuation, plus (iii) the Additional Company Proceeds, plus (iv) the Apricus Unrestricted Cash.

•	“Apricus Allocation Percentage” means the quotient determined by dividing (i) the sum of the Apricus Pre-Money Valuation plus the Apricus Unrestricted Cash by (ii) the Aggregate Value.

•
“Apricus Outstanding Shares” means the total number of shares of Apricus Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) with respect to Apricus Options, the cashless exercise solely of those Apricus Options outstanding as of immediately prior to the Effective Time with an exercise price less than the Apricus Closing Price (and otherwise disregarding any other Apricus Options), (ii) with respect to Apricus Warrants, the cashless exercise solely of those Apricus Warrants outstanding as of immediately prior to the Effective Time with an exercise price less than the Apricus Closing Price (and otherwise disregarding any other Apricus Warrants), (iii) with respect to Apricus RSUs, the settlement of such Apricus RSUs for shares of Apricus Common Stock on a net settlement basis as provided in Section 1.5 and (iv) the issuance of shares of Apricus Common Stock in respect of all other outstanding options, warrants or rights to receive such shares (assuming cashless exercise using the Apricus Closing Price in the case of options, warrants and other similar rights), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the

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consummation of the Merger (but excluding any shares of Apricus Common Stock reserved for issuance other than with respect to outstanding Apricus Options and outstanding Apricus RSUs under the Apricus Stock Plans).

•	“Apricus Pre-Money Valuation” means $11,470,000.

•
“Apricus Unrestricted Cash” means the amount of the Apricus Net Cash balance as of the Closing; provided that, if the Apricus Net Cash balance as of the Closing is at least $2,700,000 and no greater than $3,300,000, the Apricus Unrestricted Cash shall be deemed to be $3,000,000 and provided further that if the condition set forth on Section B to the Apricus Disclosure Schedule has not been satisfied as of the Closing, the Apricus Unrestricted Cash shall be decreased by $500,000.

•	“Company Allocation Percentage” means the quotient determined by dividing (i) the sum of the Company Pre-Money Valuation plus the Additional Company Proceeds, by (ii) the Aggregate Value.

•	“Company Merger Shares” means the product determined by multiplying the Post-Closing Apricus Shares by the Company Allocation Percentage.

•
“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Options outstanding as of immediately prior to the Effective Time, (ii) the conversion of all Company Notes outstanding as of immediately prior to the Effective Time, and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Company Common Stock reserved for issuance other than with respect to outstanding Company Options under the Company Stock Plan).

•	“Company Pre-Money Valuation” means $65,000,000.

•	“Post-Closing Apricus Shares” means the quotient determined by dividing the Apricus Outstanding Shares by the Apricus Allocation Percentage.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any

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Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property” means United States, foreign and international (a) patents, patent applications, provisional applications, statutory invention registrations and invention disclosures, and all divisionals, continuations, continuations-in-part, substitutions, renewals, extensions, reexaminations and reissues of the foregoing, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, brands logos and other source identifiers, including registrations and applications for registration thereof, together with all of the goodwill associated therewith, (c) copyrights and works of authorship, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, inventions, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to the Company or Apricus, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.
“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

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“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Ligand Agreement” means that certain License Agreement by and among Ligand Pharmaceuticals Incorporated, Neurogen Corporation, CyDex Corporation and the Company, dated September 21, 2016, as amended or restated from time to time.
“Merger Sub Board” means the board of directors of Merger Sub.
“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).
“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).
“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Market or such other Nasdaq market on which shares of Apricus Common Stock are then listed.
“Ordinary Course of Business” means, in the case of each of the Company and Apricus, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership, and any joint venture, limited liability company, operating or partnership agreement and other similar documents or agreements adopted or filed in connection with or relating to the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“NRS” means the Nevada Revised Statutes.
“Party” or “Parties” means the Company, Merger Sub and Apricus.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Apricus Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties

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subject thereto or materially impair the operations of the Company or Apricus, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or Apricus, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Body.
“Proxy Statement” means the proxy statement to be sent to Apricus’ stockholders in connection with the Apricus Stockholders’ Meeting.
“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Apricus Common Stock) to be filed with the SEC by Apricus registering the public offering and sale of Apricus Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of Apricus Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Apricus Board or the Company Board, as applicable, determines in good faith, based on such

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matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Apricus’ stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not reasonably capable of being obtained by such third party.
“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, escheat, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transaction Expenses” means, with respect to any Person, any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of the Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by such Person or its Subsidiaries.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“Vitaros Assets” means those assets (including Intellectual Property rights) owned or controlled by Apricus immediately prior to the Closing which are related to or otherwise used or held for use in connection with the research, development, manufacture, use, sale, or commercialization of pharmaceutical products, including the product currently under development known as Vitaros®, in each case as set forth on Section C to the Apricus Disclosure Schedule.
“Vyera Agreement” means that certain Asset Purchase Agreement by and between Vyera Pharmaceuticals AG and the Company, dated March 6, 2018, as amended or restated from time to time.

b)	Each of the following terms is defined in the Section set forth opposite such term:

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Term	Section
409A Plan	2.17(j)
Allocation Certificate	5.19
Apricus	Preamble
Apricus Board Recommendation	5.3(b)
Apricus Change in Circumstance Notice	5.3(d)
Apricus Charter Amendment	1.4(b)
Apricus Disclosure Schedule	3
Apricus Employee Plan	3.17(a)
Apricus Material Contract	3.13
Apricus Notice Period	5.3(c)
Apricus Permits	3.14(b)
Apricus Product Candidates	3.14(d)
Apricus Regulatory Permits	3.14(d)
Apricus Real Estate Leases	3.11
Apricus Reverse Stock Split	5.21
Apricus SEC Documents	3.7(a)
Apricus Stock Plans	3.6(c)
Apricus Stockholder Matters	5.3(a)
Apricus Stockholders’ Meeting	5.3(a)
Apricus Stockholder Support Agreements	Recitals
Apricus Tax Opinion	7.7
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certification	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Board Recommendation	5.2(a)
Company Change in Circumstance Notice	5.2(e)
Company Disclosure Schedule	2
Company Employee Plan	2.17(b)
Company Financials	2.7(a)
Company Material Contract	2.13
Company Permits	2.14(b)
Company Product Candidates	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.7
Company Stock Plan	2.6(c)
Company Stockholder Support Agreements	Recitals
Company Stockholder Written Consent	Recitals

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Term	Section
Company Tax Opinion	8.7
Company Termination Fee	9.3(b)
Costs	5.8(a)
D&O Indemnified Party	5.8(a)
Dissenting Shares	1.11(a)
Drug Regulatory Agency	2.14(c)
Effective Time	1.3
Employment Agreement Amendment	5.23
End Date	9.1(b)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
FDA	2.14(c)
FDCA	2.14(c)
GAAP	2.7(a)
Investor Agreements	5.15
Liability	2.9
Merger	Recitals
Merger Sub	Preamble
Non-Transferred Vitaros Assets	5.22
Notice Period	5.2(d)
Office Lease	5.26
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Apricus Stockholder Vote	3.4
Sarissa Parties	5.24
Subscription Agreement Amendment	5.24
Surviving Corporation	1.1
Third Party Expenses	9.3(f)
Wainwright Agreement Amendment	5.25

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ANNEX B
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING APPRAISAL RIGHTS
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights.

(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

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(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s

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shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have

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demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an

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appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX C
APRICUS CERTIFICATE OF AMENDMENT REGARDING NAME CHANGE

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment (Pursuant to NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Apricus Biosciences, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
1. Article FIRST of the Amended and Restated Articles of Incorporation of Apricus Biosciences, Inc. (the "Corporation"), as heretofore amended, is hereby deleted and replaced in its entirety with the following:

"FIRST: The name of the corporation is Seelos Therapeutics, Inc. (the "Corporation")."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

in excess of a majority

4. Effective date and time of filing: (optional)	Date:	Time:
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

Signature of Officer
*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised 1-5-15

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ANNEX D
AMENDED AND RESTATED APRICUS 2012 STOCK LONG TERM INCENTIVE PLAN

The numbers in this amended and restated Plan do not give effect to the reverse stock split to be consummated prior to the consummation of the transactions contemplated by the Merger Agreement (as defined below) (the “Reverse Stock Split”) and will be adjusted in connection with such Reverse Stock Split.

1.	DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2.	PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock-based Awards and other incentive Awards.

3.	ADMINISTRATION

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any Performance Award intended to qualify as Performance-Based Compensation (as defined below), the Administrator will exercise its discretion consistent with qualifying the Award for that exemption. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4.	LIMITS ON AWARDS UNDER THE PLAN

(a)Number of Shares. Subject to adjustment as provided in Section 7 below, the maximum number of shares of Stock that may be delivered upon satisfaction of Equity Awards under the Plan shall be 11,213,930 shares of Stock, as increased on the first January 1 after the Restatement Effective Date and each January 1 thereafter by a number of shares of Stock equal to the lesser of: (a) 4% of the number of shares of Stock issued and outstanding on a fully-diluted basis as of the close of business on the immediately preceding December 31, or (b) a number of shares of Stock set by the Board on or prior to each such January 1. Notwithstanding anything to the contrary herein, and subject to adjustment as provided in Section 7 below, in no event may more than 40,000,000 shares of Stock be delivered upon satisfaction of Equity Awards under the Plan. Subject to adjustment as provided in Section 7 below, up to 40,000,000 shares may be issued in satisfaction of ISOs, but nothing in this Section 4(a) shall be construed as requiring that any, or any fixed number of, ISOs be awarded under the Plan. The number of shares of Stock delivered in satisfaction of Equity Awards shall, for purposes of this Section 4(a), be determined net of shares of Stock withheld by the Company in payment of the exercise price of the Award or in satisfaction of tax withholding requirements with respect to the Award and, for the avoidance of doubt, without including any shares of Stock underlying Awards settled in cash or which otherwise expire or become unexercisable without having been exercised or are forfeited to or repurchased by the Company due to failure to vest. The limits set forth in this Section 4(a) shall be construed to comply with Section 422. To the extent consistent with the requirements of Section 422 and with other applicable legal requirements (including applicable stock exchange requirements, if any), Stock issued under Substitute Awards shall not reduce the number of shares available for Awards under the Plan.

The shares which may be delivered under Substitute Awards shall be in addition to the limitations set forth in this Section 4(a) on the number of shares available for issuance under the Plan.

(b)Type of Shares. Shares of Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.

(c)Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-Employee directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-Employee director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-Employee director as compensation for services as a non-Employee director during any fiscal year of the Company may not exceed $400,000 (increased to $600,000 in the fiscal year of a non-Employee director’s initial service as a non-Employee director). For the avoidance of doubt, an Award made to an individual as compensation for his or her services as an employee of the Company, or in lieu of compensation otherwise payable to such individual for his or her services as an employee of the Company, even if made concurrently with or following his or her termination of employment but while such individual is still serving as a non-Employee director, shall not be treated as compensation for services as a non-Employee director for purposes of this Section 4(c), even if such Award is subject to vesting based on continued services as a non-Employee director. The Administrator may make exceptions to this limit for individual non-Employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-Employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-Employee directors.

5.	ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those key Employees and directors of, and consultants and advisors to, the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates; provided, that, subject to such express exceptions, if any, as the Administrator may establish, eligibility for Equity Awards shall be further limited to those persons as to whom the use of a Form S-8 registration statement is permissible. Eligibility for ISOs is limited to employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code. Eligibility for SARs and Stock Options other than ISOs is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the SAR or the Stock Option to the Company or to a subsidiary of the Company that would be described in the first sentence of Treas. Regs. §1.409A-1(b)(5)(iii)(E).

6.	RULES APPLICABLE TO AWARDS

(a)	In General

(1)Award Provisions. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting (or, under such rules as the Administrator may prescribe, being deemed to have accepted) an Award, the Participant agrees to the terms of the Award and the Plan. The Administrator will determine whether Awards are settled in shares of Stock or cash or whether the settlement or payment of Awards shall be subject to deferral. Notwithstanding any provision of this Plan to the contrary, Substitute Awards may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

(2)Term of Plan; Effectiveness of Plan. This Plan constitutes an amendment and restatement of the Apricus Biosciences, Inc. 2012 Long Term Incentive Plan (the “Original Plan”), which was approved by the Company’s stockholders on May 15, 2012. This amended and restated Plan was approved by the Board on August 27, 2018 and shall be effective (the “Restatement Effective Date”) on the day prior to the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of July 30, 2018, by and among the Company, Arch Merger Sub, Inc. and Seelos Therapeutics, Inc. (the “Merger Agreement”), provided that it is approved by a majority of the Company’s stockholders at a duly held meeting prior to such date and occurring within twelve (12) months following the date the Board approved this amended and restated Plan, and provided further that the effectiveness of this amended and restated Plan is subject to the consummation of the transactions contemplated by the Merger Agreement. If this amended and restated Plan is not approved by the Company’s stockholders within the foregoing time frame, or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, this amended and restated Plan will not become effective, the Plan as in existence prior to the Board’s approval of this amended and restated Plan will continue in full force and effect, and Company may continue to grant awards under existing 2012 Plan, subject to its terms, conditions and limitations, using the shares available for issuance thereunder. The Plan will expire on, and no Award may be granted pursuant to the Plan on or after, the tenth anniversary of the date on which this amended and restated Plan was approved by the Board (the “Expiration Date”). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award agreement. If (i) this amended and restated Plan is not approved by the Company’s stockholders at a duly held meeting within twelve (12) months following the date the Board approved this amended and restated Plan, or (ii) the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, (A) it will not become effective, (B) no Awards shall be granted hereunder, and (C) the Original Plan will continue in full force and effect on its terms and conditions as in effect immediately prior to the date this amended and restated Plan was approved by the Board. Upon the approval of this amended and restated Plan by the Company’s stockholders, any awards outstanding under the Original Plan as of the date of such approval shall remain outstanding and, if applicable, exercisable pursuant to the terms of such individual grants.

(3)Transferability. Neither ISOs nor, except as the Administrator otherwise expressly provides in accordance with the second sentence of this Section 6(a)(3), other Awards may be transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime ISOs (and, except as the Administrator otherwise expressly provides in accordance with the second sentence of this Section 6(a)(3), other Equity Awards requiring exercise) may be exercised only by the Participant. The Administrator may permit Awards other than ISOs to be transferred by gift, subject to applicable securities and other laws and such limitations as the Administrator may impose.

(4)Vesting, Etc. The Administrator shall determine the time or times at which an Equity Award will vest or become exercisable and the terms on which an Equity Award requiring exercise will remain exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of an Equity Award, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply if a Participant's Employment ceases:

(A)Immediately upon the cessation of the Participant's Employment and except as provided in (B) and (C) below, each Stock Option and SAR that is then held by the Participant or by the Participant's permitted transferees, if any, will cease to be exercisable and will terminate, and all other Awards that are then held by the Participant or by the Participant's permitted transferees, if any, to the extent not already vested will be forfeited.

(B)Subject to (C) and (D) below, all Stock Options and SARs held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(C)All Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of Participant's Employment due to death, to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant's death or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(D)All Stock Options and SARs (whether or not exercisable) held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation of Employment if the termination is for Cause or occurs in circumstances that in the sole determination of the Administrator would have constituted grounds for the Participant’s Employment to be terminated for Cause.

(5)	Recovery of Compensation; Other Terms

(A)Awards (whether or not vested or exercisable) held by a Participant are subject to forfeiture, termination and rescission, and a Participant will be obligated to return to the Company the value received with respect to Awards (including payments made and/or Stock delivered under an Award, and any gain realized on a subsequent sale or disposition of an Award or Stock delivered under an Award), in each case (i) to the extent provided by the Administrator in an Award agreement in connection with (A) a breach by the Participant of a non-competition, non-solicitation, confidentiality or similar covenant or agreement or (B) an overpayment to the Participant of incentive compensation due to inaccurate financial data; (ii) in accordance with Company policy relating to the recovery of erroneously-paid incentive compensation, as such policy may be amended and in effect from time to time; or (iii) as otherwise required by law or applicable stock exchange listing standards, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(B)Each Participant, by accepting an Award pursuant to the Plan, agrees to return the full amount required under this Section 6(a)(5) at such time and in such manner as the Administrator shall determine in its sole discretion and consistent with applicable law. Neither the Administrator nor the Company will be responsible for any adverse tax or other consequences to a Participant that may arise in connection with this Section 6(a)(5). For the avoidance of doubt, in addition to any forfeiture or other restrictions imposed by the terms of an Award agreement, every Award issued under the Plan will be subject to potential forfeiture or “claw back” to the fullest extent called for by applicable federal or state law. In addition, to the extent provided by the Administrator, Shares received upon settlement, vesting or exercise of an Award may be subject to stock ownership guidelines or policies established by the Company with respect to its employees, directors and/or other service providers.

(6)Taxes. The delivery, vesting and retention of Stock under an Award are conditioned upon full satisfaction by the Participant of all tax withholding requirements with respect to the Award. The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock in satisfaction of tax withholding requirements (but not in excess of the minimum withholding required by law).

(7)Dividend Equivalents, Etc. The Administrator may provide for the payment of amounts (on terms and subject to conditions established by the Administrator) in lieu of cash dividends or other cash distributions with respect to Stock subject to an Equity Award whether or not the holder of such

Equity Award is otherwise entitled to share in the actual dividend or distribution in respect of such Equity Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered either consistent with exemption from, or in compliance with, the requirements of Section 409A. In addition, any amounts payable in respect of Restricted Stock (or any other Award subject to any vesting condition) may be subject to such limits or restrictions or alternative terms as the Administrator may impose. Notwithstanding the foregoing, no dividends or dividend equivalents shall be payable with respect to (i) any Award which is subject to vesting, unless and until such Award vests, or (ii) with respect to Stock Options or SARs.

(8)Rights Limited. Nothing in the Plan will be construed as giving any person the right to be granted an Award or to continued employment or service with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or any Affiliate to the Participant.

(9)Section 162(m). Notwithstanding any other provision of the Plan or any Award, with respect to any Award which was granted under the Plan prior to November 2, 2017 that is intended to qualify as “performance-based compensation” as described in Section 162(m)(4)(C) of the Code prior to its repeal (“Performance-Based Compensation”) pursuant to the transition relief rules in the Tax Cuts and Jobs Act of 2017, to the extent any of the provisions of the Plan or any Award (or any amendments hereto pursuant to this amendment and restatement of the Plan) would cause such Awards to fail to so qualify, any such provisions shall not apply to such Awards to the extent necessary to ensure the such Awards continue to so qualify. In addition, any Award which is intended to continue to qualify as Performance-Based Compensation (as described in Section 162(m)(4)(C) of the Code prior to its repeal) pursuant to the transition relief rules in the Tax Cuts and Jobs Act of 2017 shall be subject to any additional limitations as the Administrator determines necessary for such Award to continue to so qualify. To the extent permitted by Applicable Law, the Plan and any such Awards shall be deemed amended to the extent necessary to conform to such requirements.

(10)Coordination with Other Plans. Awards under the Plan may be granted in tandem with, or in satisfaction of or substitution for, other Awards under the Plan or awards made under other compensatory plans or programs of the Company or its Affiliates. For example, but without limiting the generality of the foregoing, awards under other compensatory plans or programs of the Company or its Affiliates may be settled in Stock (including, without limitation, Unrestricted Stock) if the Administrator so determines, in which case the shares delivered shall be treated as awarded under the Plan (and shall reduce the number of shares thereafter available under the Plan in accordance with the rules set forth in Section 4).

(11)Section 409A. Each Award shall contain such terms as the Administrator determines, and shall be construed and administered, such that the Award either (i) qualifies for an exemption from the requirements of Section 409A, or (ii) satisfies such requirements.

(12)Fair Market Value. Except as otherwise expressly provided herein, in determining the fair market value of any share of Stock under the Plan, the Administrator shall make the determination consistent with the requirements of Section 422 and Section 409A, to the extent applicable; provided, that unless otherwise determined by the Administrator, if the Stock is admitted to trading on an established securities exchange, “fair market value” shall be the closing price of a share of Stock on the date with respect to which fair market value is being determined (or, if the Stock was not traded on such day, then the next preceding day on which the Stock was traded).

(13)Certain Requirements of Corporate Law. Equity Awards shall be granted and administered consistent with the requirements of applicable Nevada law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems or national market on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

(b)    Awards Requiring Exercise. Equity Awards requiring exercise (including Stock Options and SARs) will be subject to the provisions of this Section 6(b).

(1)Time and Manner of Exercise. Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator), which may be an electronic notice, signed (including electronic signature in form acceptable to the Administrator) by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator will require satisfactory evidence that the person exercising the Award has the right to do so.

(2)Exercise Price. The exercise price (or the base value from which appreciation is to be measured) of each Award requiring exercise shall be no less than 100% (in the case of an ISO granted to a ten-percent shareholder within the meaning of subsection (b)(6) of Section 422, 110%) of the fair market value of the Stock (as provided in Section 6(a)(12)) subject to the Award, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant or as otherwise determined by the Administrator with respect to a Substitute Award.

(3)Payment of Exercise Price. Where the exercise of an Award is to be accompanied by payment, payment of the exercise price shall be by cash or check acceptable to the Administrator, or, by such other legally permissible means, if any, as may be acceptable to the Administrator.

(4)Maximum Term. Awards requiring exercise will have a maximum term not to exceed ten (10) years from the date of grant (or five (5) years from the date of grant in the case of an ISO granted to a ten-percent shareholder described in Section 6(b)(2) above).

(c)    Cash Awards.

(1)A Participant who is granted a Cash Award shall be entitled to a payment, if any, under the Award only if all conditions to payment have been satisfied in accordance with the Plan and the terms of the Award. The Administrator will determine the actual payment, if any, under each Cash Award.

(2)The Administrator shall determine the payment dates for Cash Awards under the Plan. Except as otherwise determined by the Administrator, no payment shall be made under a Cash Award unless the Participant’s Employment continues through the date such Cash Award is paid. Payments hereunder are intended to fall under the short-term deferral exception to Section 409A and shall be construed and administered accordingly. Notwithstanding the foregoing, (i) if the documentation establishing the Cash Award provides a specified and objectively determinable payment date or schedule that satisfies the requirements of Section 409A, payment under an Award may be made in accordance with such date or schedule, and (ii) the Administrator may, but need not, permit a Participant to defer payment of a Cash Award beyond the date that the Award would otherwise be payable, provided, that any such deferral shall be made in accordance with and subject to the applicable requirements of Section 409A.

7.	EFFECT OF CERTAIN TRANSACTIONS

(a)Mergers, Etc. Except as otherwise provided in an Award, the Administrator shall, in its sole discretion, determine the effect of a Covered Transaction on Awards, which determination may include, but is not limited to, the following actions:

(1)Assumption or Substitution. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for the assumption or continuation of some or all outstanding Awards or any portion thereof or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

(2)Cash-Out of Awards. If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing), then subject to Section 7(a)(5) below the Administrator may provide for payment (a "cash-out"), with respect to some or all Awards or any portion thereof, equal in the case of each affected Equity Award or portion thereof to the excess, if any, of (A) the fair market value of one share of Stock times the number of shares of Stock subject to the Award or such portion, over (B) the aggregate exercise or purchase price, if any, under the Award or such portion (in the case of an SAR, the aggregate base value above which appreciation is measured), in each case on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines; provided, that the Administrator shall not exercise its discretion under this Section 7(a)(2) with respect to an Award or portion thereof providing for "nonqualified deferred compensation" subject to Section 409A in a manner that would constitute an extension or acceleration of, or other change in, payment terms if such change would be inconsistent with the applicable requirements of Section 409A.

(3)Acceleration of Certain Awards. If the Covered Transaction (whether or not there is an acquiring or surviving entity) is one in which there is no assumption, continuation, substitution or cash-out, then subject to Section 7(a)(5) below, the Administrator may provide that each Equity Award requiring exercise will become exercisable, in full or in part, and the delivery of any shares of Stock remaining deliverable under each outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated in full or in part, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction; provided, that to the extent acceleration pursuant to this Section 7(a)(3) of an Award subject to Section 409A would cause the Award to fail to satisfy the requirements of Section 409A, the Award shall not be accelerated and the Administrator in lieu thereof shall take such steps as are necessary to ensure that payment of the Award is made in a medium other than Stock and on terms that as nearly as possible, but taking into account adjustments required or permitted by this Section 7, replicate the prior terms of the Award.

(4)Termination of Awards Upon Consummation of Covered Transaction. Each Award will terminate upon consummation of the Covered Transaction, other than the following: (i) Awards assumed pursuant to Section 7(a)(1) above; (ii) Awards converted pursuant to the proviso in Section 7(a)(3) above into an ongoing right to receive payment other than Stock; (iii) outstanding shares of Restricted Stock (which shall be treated in the same manner as other shares of Stock, subject to Section 7(a)(5) below); and (iv) Cash Awards that by their terms, or as a result of action taken by the Administrator, continue following such Covered Transaction.

(5)Additional Limitations. Any share of Stock and any cash or other property delivered pursuant to Section 7(a)(2) or Section 7(a)(3) above with respect to an Equity Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction. For purposes of the immediately preceding sentence, a cash out under Section 7(a)(2) above or the acceleration of exercisability of an Award under Section 7(a)(3) above shall not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition. In the case of Restricted Stock that does not vest in connection with the Covered Transaction, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(b)	Changes in and Distributions With Respect to Stock

(1)Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure that constitutes an equity restructuring within the meaning of FASB ASC Topic 718, the Administrator shall make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan and shall also make appropriate adjustments to the number and kind of shares of stock or securities subject to Equity Awards then outstanding or subsequently granted, any exercise prices relating to Equity Awards and any other provision of Awards affected by such change.

(2)Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, and the performance-based compensation rules of Section 162(m), to the extent applicable.

(3)Continuing Application of Plan Terms. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8.	LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. The Company may require, as a condition to exercise of the Award or delivery of shares of Stock under an Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Stock required to be issued to Participants under the Plan will be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued to Participants under the Plan, the Administrator may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9.	AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan, the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect materially and adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Administrator. For the avoidance of doubt, no amendment to any Award or the Plan shall be effective unless approved by stockholders, to the extent stockholder approval is required under the rules of the applicable stock exchange on which the Stock is admitted to trading, if it would reduce the exercise price of any Stock Option or SAR previously granted hereunder or otherwise constitute a repricing and, without the receipt of such approval (to the extent so required), the Administrator shall not approve a repurchase or exchange by the Company for cash, other Awards or other property of Stock Options or SARs for which the exercise price or base price, as applicable, exceeds the fair market value of a share of Stock as of the date of such repurchase or exchange.

10.	OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company's right to award a person bonuses or other compensation in addition to Awards under the Plan.

11.	MISCELLANEOUS

(a)Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit disputes arising under the terms of the Plan or any Award made hereunder to binding arbitration or as limiting the ability of the Company to require any eligible individual to agree to submit such disputes to binding arbitration as a condition of receiving an Award hereunder.

(b)Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company, nor any Affiliate, nor the Administrator, nor any person acting on behalf of the Company, any Affiliate, or the Administrator, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax (including any interest and penalties), asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code, or otherwise asserted with respect to the Award; provided, that nothing in this Section 11(b) shall limit the ability of the Administrator or the Company, in its discretion, to provide by separate express written agreement with a Participant for a gross-up payment or other payment in connection with any such acceleration of income or additional tax.

12.	ESTABLISHMENT OF SUB-PLANS

The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions. The Board will establish such sub-plans by adopting supplements to the Plan setting forth (a) such limitations on the Administrator’s discretion under the Plan as the Board deems necessary or desirable and (b) such additional terms and conditions not otherwise inconsistent with the Plan as the Board deems necessary or desirable. All supplements established by the Board will be deemed to be part of the Plan, but each supplement will apply only to Participants within the affected jurisdiction (as determined by the Administrator) and the Company will not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

13.	GOVERNING LAW

(a)In general. Except as otherwise provided by the express terms of an Award agreement or under a sub-plan described in Section 12 or as provided in Section 6(a)(13), the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of our based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof will be governed by and construed in accordance with the General Corporation Law of the State of Nevada as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the domestic substantive laws of the State of Nevada without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

(b)Jurisdiction. By accepting an Award, each Participant will be deemed to have: (a) submitted irrevocably and unconditionally to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of California for the purpose of any suit, action or other proceeding arising out of or based upon the Plan or any Award; (b) agreed not to commence any suit, action or other proceeding arising out of or based upon the Plan or an Award, except in the federal and state courts located within the geographic boundaries of the United States District Court for the Southern District of California; and (c) waived, and agreed not to assert, by way of motion as a defense or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that the Plan or an Award or the subject matter thereof may not be enforced in or by such court.
EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Administrator": The Compensation Committee, except that the Compensation Committee may delegate (i) to one or more of its members (or one or more other members of the Board, including the full Board) such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant Awards to the extent permitted by the Nevada Corporations Code; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. In the event of any delegation described in the preceding sentence, the term “Administrator” will include the person or persons so delegated to the extent of such delegation. To the extent necessary to comply with Rule 16b-3 of the Exchange Act, then the Compensation Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more non-Employee directors, each of whom is intended to qualify as a “non-employee director” as defined by Rule 16b-3 of the Exchange Act. Additionally, to the extent required by applicable law, each of the individuals constituting the Compensation Committee shall be an “independent director” under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. The full Board shall be the Administrator with respect to Awards granted to non-Employee directors. Should any Awards made under the Plan prior to November 2, 2017, be intended to qualify as Performance-Based Compensation within the meaning of Section 162(m)(4)(C) of the Code prior to its repeal, then all such determinations regarding such Awards will be made solely by the Compensation Committee, which shall be comprised solely of two of more “outside directors” within the meaning of Section 162(m) of the Code.

"Affiliate": Any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) and Section 414(c) of the Code.

"Award": Any or a combination of the following:
(i)Stock Options.
(ii)SARs.

(iii)Restricted Stock.
(iv)Unrestricted Stock.
(v)Stock Units, including Restricted Stock Units.
(vi)Performance Awards.
(vii)Cash Awards.

(viii)	Awards (other than Awards described in (i) through (vii) above) that are convertible into or otherwise based on Stock.
"Board": The Board of Directors of the Company.

"Cash Award": An Award denominated in cash.

“Cause”: In the case of any Participant who is party to an employment or severance- benefit agreement that contains a definition of “Cause,” the definition set forth in such agreement will apply with respect to such Participant under the Plan. In the case of any other Participant, “Cause” will mean (i) a willful failure of the Participant to perform the Participant’s duties and responsibilities to the Company or subsidiaries or gross negligence in the performance of such duties and responsibilities; (ii) the commission by the Participant of a felony or a crime involving moral turpitude; (iii) the commission by the Participant of theft, fraud, embezzlement, material breach of trust or any material act of dishonesty involving the Company or any of its subsidiaries; (iv) a significant violation by the Participant of the code of conduct of the Company or its subsidiaries or of any statutory or common law duty of loyalty to the Company or its subsidiaries; (v) material breach of any of the terms of the Plan or any Award made under the Plan, or of the terms of any other agreement between the Company or subsidiaries and the Participant; or (vi) other misconduct by the Participant that could be expected to be harmful to the business, interests or reputation of the Company.

"Code": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Compensation Committee": The Compensation Committee of the Board.

"Company": Apricus Biosciences, Inc.

"Covered Transaction": Any of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

"Employee": Any person who is employed by the Company or an Affiliate.

"Employment": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates. Notwithstanding the foregoing and the definition of “Affiliate” above, in construing the provisions of any Award relating to the payment of “nonqualified deferred compensation” (subject to Section 409A) upon a termination or cessation of Employment, references to termination or cessation of employment, separation from service, retirement or similar or correlative terms shall be construed to require a “separation from service” (as that term is defined in Section 1.409A-1(h) of the Treasury Regulations) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single “service recipient” with the Company under Section 1.409A-1(h)(3) of the Treasury Regulations. The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-1(h) of the Treasury Regulations for

purposes of determining whether a “separation from service” has occurred. Any such written election shall be deemed a part of the Plan.

"Equity Award": Awards other than Cash Awards.

“Exchange Act”: The Securities Exchange Act of 1934, as amended.

"ISO": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each Stock Option granted pursuant to the Plan will be treated as providing by its terms that it is to be a non-incentive stock option unless, as of the date of grant, it is expressly designated as an ISO.

"Participant": A person who is granted an Award under the Plan.

"Performance Award": An Award subject to Performance Criteria.

"Performance Criteria": For a performance period, specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Criterion will mean a measure of performance relating to any or any combination of performance criteria, including, without limitation, the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. The Administrator may establish that in the case of any Award intended to qualify for such exception that one or more of the Performance Criteria applicable to such Award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by U.S. generally accepted accounting principles) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

"Plan": The Apricus Biosciences, Inc. 2012 Stock Long Term Incentive Plan as from time to time amended and in effect.

"Restricted Stock": Stock subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"Restricted Stock Unit": A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"SAR": A right entitling the holder upon exercise to receive an amount (payable in cash or in shares of Stock of equivalent value) equal to the excess of the fair market value (as defined in Section 6(b)) of the shares of Stock subject to the right over the base value from which appreciation under the SAR is to be measured.

"Section 409A": Section 409A of the Code.

"Section 422": Section 422 of the Code.

"Section 162(m)": Section 162(m) of the Code.

"Stock": Common stock of the Company, par value $0.001 per share.

"Stock Option": An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

"Stock Unit": An unfunded and unsecured promise, denominated in shares of Stock or cash, to deliver Stock or cash in the future.

“Substitute Awards”: Awards that are the result of converting, replacing, or adjusting equity awards of an acquired company in connection with the acquisition.

"Unrestricted Stock": Stock not subject to any restrictions under the terms of the Award.

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT
Item 20 – Indemnification and Officers
Apricus’ officers and directors are indemnified under Nevada law, Apricus’ Amended and Restated Articles of Incorporation, as amended, and its Fourth Amended and Restated Bylaws, as amended, against certain liabilities. Apricus’ Amended and Restated Articles of Incorporation requires Apricus to indemnify its directors and officers to the fullest extent permitted by the laws of the State of Nevada in effect from time to time.
Pursuant to its Amended and Restated Articles of Incorporation, as amended, none of Apricus’ directors or officers shall be personally liable to Apricus or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of the applicable statutes of Nevada. Further, Apricus’ Amended and Restated Articles of Incorporation, as amended, provide that if Nevada law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by Nevada law, as so amended from time to time. However, Nevada Revised Statutes 78.138 currently provides that, except as otherwise provided in the Nevada Revised Statutes, a director or officer shall not be individually liable to Apricus or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (i) the presumption established by Nevada Revised Statutes 78.138(3) has been rebutted, (ii) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties as a director or officer and (iii) such breach involved intentional misconduct, fraud or a knowing violation of the law.
Pursuant to Apricus’ Amended and Restated Articles of Incorporation, as amended, it shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he or she is or was or has agreed to become a director or officer of Apricus or is serving at Apricus’ request as a director or officer of another entity or enterprise or by reason of actions alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director or officer, to the fullest extent permitted by applicable law, against any and all loss, liability and expenses, including attorneys’ fees, costs, damages, judgments, fines, amounts paid in settlement, and ERISA excise taxes or penalties, actually and reasonably incurred by such person in connection with such action, suit or proceeding, including any appeal. This right to indemnification shall continue for any person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, next of kin, executors, administrators and legal representatives.
Apricus’ Amended and Restated Articles of Incorporation, as amended, also provide that it shall pay the expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, as they are incurred and in advance of the final disposition of the action, suit or proceeding, but, if applicable law so requires, only upon receipt by Apricus of an undertaking from the director or officer to repay the advanced amounts in the event it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses.
Apricus’ Fourth Amended and Restated Bylaws, as amended, provide that Apricus shall indemnify and hold harmless, to the fullest extent permitted by the laws of the State of Nevada, each director or officer of the corporation who was or is a party to, or is threatened to be made a party to, or is otherwise involved in, any threatened, pending, or completed action, suit or proceeding (whether civil, criminal, administrative or investigative, and including, without limitation, an action, suit or proceeding by or in the right of the corporation), by reason of the fact that he or she is or was a director or officer of the corporation or is or was serving in any capacity at the request of the corporation as a director, officer, employee, agent, partner, member, manager or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, limited liability company, trust or other enterprise. Such indemnification shall be against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such director or officer in connection with any such action, suit or proceeding; provided that such director or officer either is not liable pursuant to Nevada Revised Statutes 78.138 or acted in good faith and in a manner he or she reasonably believed to be in or not

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opposed to the best interests of the corporation, and with respect to any such action, suit or proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful. No such indemnification shall be made to or on behalf of any such director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action, or for any expenses of such director or officer incurred in his or her capacity as a stockholder. The Fourth Amended and Restated Bylaws, as amended, also require that the expenses of such directors and officers must be paid by the corporation (or through insurance maintained, or other financial arrangements made, by the corporation) as such expenses are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Any indemnification of directors and officers under the Fourth Amended and Restated Bylaws, as amended, shall inure to the benefit of their respective heirs, executors and administrators.
Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity or enterprise for which such person is or was serving in such capacity at the request of the corporation, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, except an action by or in the right of the corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith, arising by reason of such person’s service in such capacity if such person (i) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions brought by or in the right of the corporation, however, no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
Section 78.751 of the Nevada Revised Statutes permits any discretionary indemnification under Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, to be made by a corporation only as authorized in each specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. Such determination must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.
Apricus maintains a general liability insurance policy that covers certain liabilities of directors and officers of the corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 21 – Exhibits
(a) Exhibit Index
A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
(b) Financial Statements
The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.
Item 22 – Undertakings

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(a) The undersigned registrant hereby undertakes as follows:

(1)
That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

INDEX TO EXHIBITS

Exhibit Number	Description of Document

2.1*
Agreement and Plan of Merger, dated July 30, 2018, by and among Apricus Biosciences, Inc., Arch Merger Sub, Inc. and Seelos Therapeutics, Inc. (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

2.2
Form of Support Agreement, by and between Apricus Biosciences, Inc., Seelos Therapeutics, Inc. and certain stockholders of Apricus Biosciences, Inc. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2018).

2.3
Support Agreement, dated July 30, 2018, by and between Apricus Biosciences, Inc., Seelos Therapeutics, Inc. and Raj Mehra (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2018).

3.1
Amended and Restated Articles of Incorporation of Apricus Biosciences, Inc. (incorporated herein by reference to Exhibit 2.1 to Apricus Biosciences, Inc.'s Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997).

3.2
Certificate of Amendment to Articles of Incorporation of Apricus Biosciences, Inc., dated June 22, 2000 (incorporated herein by reference to Exhibit 3.2 to Apricus Biosciences, Inc.'s Form 10-K filed with the Securities and Exchange Commission on March 31, 2003).

3.3
Certificate of Amendment to Articles of Incorporation of Apricus Biosciences, Inc., dated June 14, 2005 (incorporated herein by reference to Exhibit 3.4 to Apricus Biosciences, Inc.'s Form 10-K filed with the Securities and Exchange Commission on March 16, 2006).

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Exhibit Number	Description of Document

3.4
Certificate of Amendment to Amended and Restated Articles of Incorporation of Apricus Biosciences, Inc., dated March 3, 2010 (incorporated herein by reference to Exhibit 3.6 to Apricus Biosciences, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2010).

3.5
Certificate of Correction to Certificate of Amendment to Amended and Restated Articles of Incorporation of Apricus Biosciences, Inc., dated March 3, 2010 (incorporated herein by reference to Exhibit 3.7 to Apricus Biosciences, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2010).

3.6
Certificate of Designation for Series D Junior-Participating Cumulative Preferred Stock (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-A12G filed with the Securities and Exchange Commission on March 24, 2011).

3.7
Certificate of Change filed with the Nevada Secretary of State (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2010).

3.8
Certificate of Amendment to Amended and Restated Articles of Incorporation of Apricus Biosciences, Inc., dated September 10, 2010 (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2010).

3.9
Certificate of Withdrawal of Series D Junior Participating Cumulative Preferred Stock, dated May 15, 2013 (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2013).

3.10
Certificate of Change filed with the Nevada Secretary of State (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Form 8-K filed with the Securities and Exchange Commission on October 25, 2016).

3.11
Certificate of Amendment filed with the Nevada Secretary of State (incorporated herein by reference to Exhibit 3.10 to Apricus Biosciences, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2017).

3.12
Fourth Amended and Restated Bylaws, dated December 18, 2012 (incorporated herein by reference to Exhibit 3.9 to Apricus Biosciences, Inc.'s Form 10-K filed with the Securities and Exchange Commission on March 18, 2013).

3.13
Amendment to the Fourth Amended and Restated Bylaws of Apricus Biosciences, Inc., dated January 11, 2016 (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2016).

3.14
Second Amendment to the Fourth Amended and Restated Bylaws of Apricus Biosciences, Inc., dated March 3, 2016 (incorporated herein by reference to Exhibit 3.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2016).

4.1
Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2011).

4.2	Form of Warrant (incorporated herein by reference to Exhibit 1.1 to Apricus Biosciences, Inc.'s Current Report on From 8-K filed with the Securities and Exchange Commission on May 24, 2013).

Exhibit Number	Description of Document

4.3
Form of Warrant issued to the lenders under the Loan and Security Agreement, dated as of October 17, 2014, by and among Apricus Biosciences, Inc., NexMed (U.S.A.), Inc., NexMed Holdings, Inc. and Apricus Pharmaceuticals USA, Inc., as borrowers, Oxford Finance LLC, as collateral agent, and the lenders party thereto from time to time including Oxford Finance LLC and Silicon Valley Bank. (incorporated herein by reference to Exhibit 4.2 to Apricus Biosciences, Inc.'s Form 8-K filed with the Securities and Exchange Commission on October 20, 2014).

4.4	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2015).

4.5
Form of Warrant issued to Sarissa Capital Domestic Fund LP and Sarissa Capital Offshore Master Fund LP (incorporated herein by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2016).

4.6
Form of Warrant issued to other purchasers (incorporated herein by reference to Exhibit 4.2 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2016).

4.7
Form of Warrant Amendment (incorporated herein by reference to Exhibit 4.3 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2016).

4.8	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2016).

4.9
Form of Warrant Amendment (incorporated herein by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2017).

4.10
Form of Warrant (incorporated herein by reference to Exhibit 4.9 of Amendment No. 1 to Company’s Registration Statement on Form S-1 (File No. 333-217036) filed with the Securities and Exchange Commission on April 17, 2017).

4.11	Form of Warrant (incorporated herein by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2017).

4.12
Amendment to Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.12 of Amendment No. 1 to Apricus Biosciences, Inc.'s Registration Statement on Form S-3 (File No. 333-2223353) filed with the Securities and Exchange Commission on March 22, 2018).

4.13
Amendment to Warrant to Purchase Common Stock, dated as of March 27, 2018 (incorporated by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on March 29, 2018).

4.14	Form of Warrant (incorporated by reference to Exhibit 4.2 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on March 29, 2018).

Exhibit Number	Description of Document
4.15	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on March 29, 2018).

4.16
Amendment to Warrant to Purchase Common Stock, dated as of June 22, 2018, by and between the Company and Sarissa Offshore (incorporated by reference to Exhibit 4.1 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on June 22, 2018).

5.1^	Opinion of Brownstein Hyatt Farber Schreck, LLP regarding the validity of the securities.

8.1^	Legal Opinion of Latham & Watkins LLP regarding tax matters.

8.2^	Legal Opinion of Paul Hastings LLP regarding tax matters.

10.1#
NexMed, Inc. 2006 Stock Incentive Plan (incorporated herein by reference to Annex A of Apricus Biosciences, Inc.'s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 6, 2006).

10.2#
NexMed, Inc. Amendment to 2006 Stock Incentive Plan (incorporated herein by reference to Appendix A of Apricus Biosciences, Inc.'s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2008).

10.3
Asset Purchase Agreement, dated February 3, 2009, by and between Warner Chilcott Company, Inc. and NexMed, Inc. (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

10.4
License Agreement, dated February 3, 2009, by and between NexMed, Inc. and Warner Chilcott Company, Inc. (incorporated herein by reference to Exhibit 10.2 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2009).

10.5#	Apricus Biosciences, Inc. 2012 Stock Long Term Incentive Plan (incorporated by reference to Exhibit A of the Registrant’s Definitive Proxy Statement filed on April 6, 2012).

10.6
Settlement Agreement and Release, dated as of September 23, 2013, by and between Apricus Biosciences, Inc. and Topotarget A/S (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Apricus Biosciences, Inc.'s Registration Statement on Form S-3 (File No. 333-191679) filed with the Securities and Exchange Commission on October 31, 2013).

10.7#
Form of Stock Option Grant Notice and Stock Option Agreement under the Apricus Biosciences, Inc. 2012 Stock Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014).

10.8
Stock Issuance Agreement, by and among Apricus Biosciences, Inc., Forendo Pharma Ltd. and Birch & Lake Partners, LLC, dated as of October 17, 2014 (incorporated herein by reference to Exhibit 10.2 to Apricus Biosciences, Inc.'s Form 8-K filed with the Securities and Exchange Commission on October 20, 2014).

Exhibit Number	Description of Document
10.9†
License Agreement and Amendment, by and between NexMed (U.S.A.), Inc. and Warner Chilcott Company, LLC, dated September 9, 2015 (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015).

10.10
Subscription Agreement dated January 12, 2016, among Apricus Biosciences, Inc., Sarissa Capital Domestic Fund LP and Sarissa Capital Offshore Master Fund LP (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 13, 2016).

10.11	Amendment No. 1 to Subscription Agreement, dated as of June 22, 2018, by and among Apricus, Sarissa Capital Domestic Fund LP and Sarissa Capital Offshore Master Fund LP.

10.12
Employment Transition Agreement, by and between Apricus Biosciences, Inc. and Dr. Barbara Troupin, dated April 13, 2016 (incorporated herein by reference to Exhibit 10.4 to Apricus Biosciences, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016).

10.13#
Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.6 to Apricus Biosciences, Inc.'s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2016).

10.14#
Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.30 to Apricus Biosciences, Inc.'s Form 10-Q filed with the Securities and Exchange Commission on March 3, 2018).

10.15
Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2016).

10.16#
Second Amended and Restated Employment Agreement, by and between Apricus Biosciences, Inc. and Richard W. Pascoe, August 30, 2018 (incorporated herein by reference to Exhibit 10.10 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2018).

10.17#
Amended and Restated Employment Agreement by and between Apricus Biosciences, Inc. and Neil Morton, dated December 20, 2016 (incorporated herein by reference to Exhibit 10.21 to Apricus Biosciences, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2017).

10.18#
Amended and Restated Employment Agreement, by and between Apricus Biosciences, Inc. and Brian Dorsey, dated December 20, 2016 (incorporated herein by reference to Exhibit 10.22 to Apricus Biosciences, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2017).

10.19#
Release, by and between Apricus Biosciences, Inc. and Brian Dorsey, dated August 30, 2018 (incorporated herein by reference to Exhibit 10.2 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2018).

Exhibit Number	Description of Document
10.20
Asset Purchase Agreement, dated March 8, 2017, by and between Ferring International Center S.A. and Apricus Biosciences, Inc., NexMed (U.S.A.), Inc., NexMed Holdings, Inc. and NexMed International Limited (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2017).

10.21
License Agreement, dated March 8, 2017, by and between Apricus Biosciences, Inc. and Ferring International Center S.A. (incorporated herein by reference to Exhibit 10.2 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2017).

10.22
Transition Services Agreement, dated March 8, 2017, by and between Apricus Biosciences, Inc. and Ferring International Center S.A. (incorporated herein by reference to Exhibit 10.3 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2017).

10.23
2012 Stock Long Term Incentive Plan, as amended and restated effective May 17, 2017 (incorporated herein by reference to Appendix A to Apricus Biosciences, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 13, 2017.

10.24
Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 4.2 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2017).

10.25
Securities Purchase Agreement dated as of September 10, 2017, between Apricus Biosciences, Inc. and each purchaser named in the signature pages thereto (incorporated herein by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2017).

10.26
Engagement Letter between Apricus Biosciences, Inc. and H.C. Wainwright & Co., LLC, dated as of September 10, 2017 (incorporated herein by reference to Exhibit 10.2 to Apricus Biosciences, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2017).

10.27	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on March 29, 2018).

10.28
Engagement Agreement, dated as of March 27, 2018, between Apricus Biosciences, Inc. and H.C. Wainwright & Co., LLC (incorporated by reference to Exhibit 10.2 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on March 29, 2018).

10.29
Amendment No. 1 to Subscription Agreement, dated as of June 22, 2018, by and between the Investors and Apricus Biosciences, Inc. (incorporated by reference to Exhibit 10.1 to Apricus Biosciences, Inc.'s 8-K filed with the Securities and Exchange Commission on June 22, 2018).

10.30	Form of CVR Agreement (incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 30, 2018).

10.31*	Engagement Letter, between Apricus Biosciences, Inc. and Canaccord Genuity LLC, dated as of March 22, 2018.*

10.32	Form of Indemnification Agreement for Apricus Biosciences, Inc. Directors and Officers.

Exhibit Number	Description of Document

10.33†*	License Agreement, dated September 21, 2016, by and among Seelos Therapeutics, Inc., Ligand Pharmaceuticals Incorporated, Neurogen Corporation and CyDex Pharmaceuticals.

10.34†*	Asset Purchase Agreement, dated as of March 6, 2018, by and between Seelos Therapeutics, Inc. and Vyera Pharmaceuticals AG f/k/a Turing Pharmaceuticals AG.

10.35†	Amendment to Asset Purchase Agreement, dated as of May 18, 2018, by and between Seelos Therapeutics, Inc. and Vyera Pharmaceuticals AG f/k/a Turing Pharmaceuticals AG.

10.36	Indemnity Agreement, dated July 8, 2016, by and between Seelos Therapeutics, Inc. and Raj Mehra, Ph.D.

10.37	Form of Seelos Therapeutics, Inc. Note Purchase Agreement.

10.38	Form of Seelos Therapeutics, Inc. Convertible Promissory Note.

10.39#	Seelos Therapeutics, Inc. 2016 Equity Incentive Plan.

10.40#	Form of Option Agreement under the Seelos Therapeutics, Inc. 2016 Equity Incentive Plan

21	Subsidiaries.

23.1	Consent of BDO USA LLP, Independent Registered Public Accounting Firm to Apricus Biosciences, Inc.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm to Seelos Therapeutics, Inc.

23.3^	Consent of Brownstein Hyatt Farber Schreck, LLP (included in Exhibit 5.1 hereto)

23.4^	Consent of Latham & Watkins LLP (included in Exhibit 8.1 hereto)

23.5^	Consent of Paul Hastings LLP (included in Exhibit 8.2 hereto)

24.1	Power of Attorney (included on signature page)

99.1^	Form of Proxy Card for the Apricus Biosciences, Inc. Special Meeting of Stockholders

99.2
Proposed Certificate of Amendment to the Registrant’s Articles of Incorporation to be filed with the Nevada Secretary of State (included as Annex C to the proxy statement/prospectus/information statement forming a part of this Registration Statement).

99.3	Consent of Daniel J. O’Connor to be named as director

99.4	Consent of Brian Lian to be named as director

Exhibit Number	Description of Document

99.5	Consent of Raj Mehra to be named as director

99.6	Consent of Robin L. Smith to be named as director

101
The following materials from Apricus Biosciences, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017, and the Quarterly Report on Form 10-Q for the quarter ending June 30, 2018, formatted in Extensible Business Reporting Language (XBRL) includes (i) Condensed Consolidated Balance Sheets at June 30, 2018 and December 31, 2017, (ii) Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2017 and 2018, (iii) Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2017 and 2018 and (iv) Notes to Condensed Consolidated Financial Statements.

*
All schedules and exhibits to the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities Exchange Commission upon request.

#	Management compensatory plan or arrangement

^	To be filed by amendment.

†	Confidential treatment has been requested for portions of this exhibit. Those portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of San Diego, State of California, on the 31th day of August, 2018.
Apricus Biosciences, Inc.

By:    /s/ Richard W. Pascoe
Richard W. Pascoe
Chief Executive Officer and Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard W. Pascoe as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, and full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.
IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his/her name.
Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard W. Pascoe Richard W. Pascoe	Chief Executive Officer, Secretary and Director (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	August 31, 2018

/s/ Kleanthis G. Xanthopoulos, Ph.D. Kleanthis G. Xanthopoulos, Ph.D.	Chairman of the Board of Directors	August 31, 2018

/s/ Russell Ray Russell Ray	Director	August 31, 2018

/s/ Paul V. Maier Paul V. Maier	Director	August 31, 2018

/s/ Wendell Wierenga, Ph.D. Wendell Wierenga, Ph.D.	Director	August 31, 2018

/s/ Sandford D. Smith Sandford D. Smith	Director	August 31, 2018